FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 21, 2005, Series 2005-R8	333-121781

Name of Person Filing the Document
(If Other than the Registrant)



PROCESSED
SEP 2 9 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 21, 2005

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

REVISED TERM SHEET
$608,159,000 ***(Approximate Offered Certificates)***

Asset-Backed Pass-Through Certificates Series 2005-R8

September 20, 2005

Ameriquest Mortgage Securities Inc.


AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Mortgage Guaranty Insurance Corporation (MGIC)
(Pool Policy Insurer)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.


CREDIT SUISSE
FIRST BOSTON


BARCLAYS
CAPITAL

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



COMPUTATIONAL MATERIALS DISCLAIMER

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB"). The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the securities should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the securities discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the securities ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB syndicate desk or from the Commission's website.

There shall not be any offer or sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please contact the CSFB Syndicate Desk at (212) 325-8549 for additional information.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



TERM SHEET DATED September 19, 2005

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2005-R8

$608,159,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-2A	159,860,000	FLT/SR SEQ	1.00 / 1.00	1 - 22 / 1 - 22	0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
A-2B	68,835,000	FLT/SR SEQ	2.00 / 2.00	22 - 26 / 22 - 26	0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
A-2C	94,044,000	FLT/SR SEQ	3.25 / 3.25	26 - 62 / 26 - 62	0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
A-2D	59,530,000	FLT/SR SEQ	6.62 / 8.20	62 - 86 / 62 - 205	0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
M-1	49,570,000	FLT/MEZ	4.92 / 5.46	42 - 86 / 42 - 165	0	Actual/360	October 2035	AA+ / Aa1 / AA+	14.50%
M-2	38,240,000	FLT/MEZ	4.87 / 5.39	40 - 86 / 40 - 153	0	Actual/360	October 2035	AA / Aa2 / AA+	11.80%
M-3	26,200,000	FLT/MEZ	4.84 / 5.34	40 - 86 / 40 - 146	0	Actual/360	October 2035	AA / Aa3 / AA	9.95%
M-4	24,780,000	FLT/MEZ	4.82 / 5.28	39 - 86 / 39 - 139	0	Actual/360	October 2035	AA- / A1 / AA-	8.20%
M-5	19,830,000	FLT/MEZ	4.81 / 5.24	38 - 86 / 38 - 132	0	Actual/360	October 2035	A+ / A2 / A+	6.80%
M-6	21,240,000	FLT/MEZ	4.79 / 5.17	38 - 86 / 38 - 124	0	Actual/360	October 2035	A / A3 / A	5.30%
M-7	14,160,000	FLT/MEZ	4.79 / 5.10	38 - 86 / 38 - 115	0	Actual/360	October 2035	A- / Baa1 / A-	4.30%
M-8	12,750,000	FLT/MEZ	4.78 / 5.01	37 - 86 / 37 - 107	0	Actual/360	October 2035	BBB+ / Baa2 / BBB+	3.40%
M-9	10,620,000	FLT/MEZ	4.77 / 4.88	37 - 86 / 37 - 98	0	Actual/360	October 2035	BBB / Baa3 / BBB+	2.65%
M-10	8,500,000	FLT/MEZ	4.73 / 4.73	37 - 86 / 37 - 88	0	Actual/360	October 2035	BBB- / Ba1 / BBB	2.05%
Non-Offered Certificates									
A-1	779,011,000	FLT/SR PT	Not Offered		0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
M-11	11,330,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	BB+ / NR / BB+	1.25%
M-12	4,960,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	BB / NR / BB	0.90%
CE	12,731,259	N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A
R-X	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months.
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Part I: Key Terms

Parties:

Depositor: Ameriquest Mortgage Securities Inc.

Originator: Ameriquest Mortgage Company.

Master Servicer: Ameriquest Mortgage Company.

Trustee and Swap Administrator: Deutsche Bank National Trust Company.

Pool Policy Insurer: Mortgage Guaranty Insurance Corporation ("MGIC") will issue a mortgage pool insurance policy (the "Pool Policy") that covers approximately 97.78% of the mortgage loans (the "Covered Mortgage Loans"). The Pool Policy will provide coverage for credit losses on the Covered Mortgage Loans, to the extent not covered by Net Monthly Excess Cashflow, once such cumulative losses reach 6.32% of the aggregate principal balance of the Covered Mortgage Loans as of the Cut-off Date up to a limit of 7.30% of the aggregate principal balance of the Covered Mortgage Loans as of the Cut-off Date.

Swap Provider: Bear Stearns Financial Products, Inc.

Co-Lead Underwriters: Credit Suisse First Boston LLC and Barclays Capital Inc.

Co-Managers: Deutsche Bank Securities, Inc., Greenwich Capital Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Collateral:

Mortgage Loans: As of the Cut-off Date, 7,967 Adjustable-Rate and Fixed-Rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,416,191,359. References to percentages or balances herein are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. Although the final collateral will not differ materially from that described herein, amounts in any particular bucket may differ, perhaps significantly. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 5,860 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $950,010,540 and with principal balances at origination that conform to principal balance limits of Freddie Mac.

Group II Mortgage Loans: 2,107 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $466,180,819 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Approximately 17.53% of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). Upon the liquidation of a related mortgaged property, if the Insured AVM is determined to have overstated the mortgaged property's value as of the date originally made, the Insured AVM Insurer is liable for the lesser of: (i) losses of principal and (ii) the amount by which the Insured AVM overstated the mortgaged property's value at origination. St. Paul Fire and Marine Insurance Company (the "Insured AVM Insurer") is the provider under the master policy for the Insured AVM.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Dates:

Cut-off Date:	The close of business on September 1, 2005.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in October 2005.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the related Distribution Date. Retained Certificates: the close of business on the last business day of the month preceding the month in which the related Distribution Date occurs.
Expected Pricing Date:	The week of September 19, 2005.
Expected Closing Date:	On or about September 28, 2005.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R8.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11 and Class M-12 Certificates.
Offered Certificates:	The Group II Certificates and the Class M Certificates (other than the Class M-11 and Class M-12 Certificates).
Non-Offered Certificates:	Class A-1, Class M-11, Class M-12, Class CE, Class P and Residual Certificates.
Residual Certificates:	Class R and Class R-X Certificates.
Retained Certificates:	Class CE, Class P and Residual Certificates.
Group I Certificates:	Class A-1, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	The Offered Certificates will not be ERISA eligible as of the Closing Date.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will constitute "mortgage related securities" for purposes of SMMEA.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$100,000 and integral multiples of $1 in excess.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0014% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Net Swap Payments received from the Swap Provider (if any). Overcollateralization ("OC"). Pool Policy. Subordination.
Initial Overcollateralization Target Percentage:	Approximately 0.90%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	18.00%	2x Initial CE%
M-1	14.50%	2x Initial CE%
M-2	11.80%	2x Initial CE%
M-3	9.95%	2x Initial CE%
M-4	8.20%	2x Initial CE%
M-5	6.80%	2x Initial CE%
M-6	5.30%	2x Initial CE%
M-7	4.30%	2x Initial CE%
M-8	3.40%	2x Initial CE%
M-9	2.65%	2x Initial CE%
M-10	2.05%	2x Initial CE%
M-11	1.25%	2x Initial CE%
M-12	0.90%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payment, if any, made by the Trustee, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Approximately 97.71% of the Group I Mortgage Loans and approximately 97.92% of the Group II Mortgage Loans, are subject to insurance coverage provided by the Pool Policy. The amount of coverage under the Pool Policy is limited in amount and payment is subject to certain conditions and limitations as set forth in the Pool Policy.

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: Class M-12, Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow (including certain amounts received by the Swap Administrator from the Swap Agreement, if any), sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group minus (y) the Net Swap Payment or Swap Termination Payment, if any, made to the Swap Provider (only if such Swap Termination Payment is not due to a Swap Provider Trigger Event (as defined in the Swap Agreement)) expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment or Swap Termination Payment made to the Swap Provider by the Trust and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans, multiplied by 12.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Rate Cap for the Group I Certificates and (ii) the Net WAC Rate Cap for the Group II.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Pass-Through Rate: For the Adjustable-Rate Certificates and any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus, an amount, expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment made by the Swap Provider and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Swap Agreement: On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $[1,416,191,000] under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.2245]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling and Servicing Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

In the event that the Trust receives a Swap Termination Payment, and a successor Swap Provider cannot be obtained, then such Swap Termination Payment will be deposited into a reserve account and the Swap Administrator, on each subsequent Distribution Date, will withdraw the amount of any Net Swap Payment due to the Trust (calculated in accordance with the terms of the original Swap Agreement) and administer such Net Swap Payment in accordance with the terms of the Pooling and Servicing Agreement and the swap administration agreement.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds (including amounts paid by the Pool Policy Insurer), liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be allocated sequentially, to the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until their respective certificate principal balances have been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage, then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, and then to the Class M-12 Certificates until it reaches 2x the Class M-12 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [42.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
October 2007 through September 2008	[1.40]% for the first month plus an additional 1/12th of [1.70]% for each month thereafter
October 2008 through September 2009	[3.10]% for the first month plus an additional 1/12th of [1.80]% for each month thereafter
October 2009 through September 2010	[4.90]% for the first month plus an additional 1/12th of [1.40]% for each month thereafter
October 2010 through September 2011	[6.30]% for the first month plus an additional 1/12th of [0.80]% for each month thereafter
October 2011 and thereafter	[7.10]%

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Payment Priority:

On each Distribution Date, distributions will be made as follows:

From Available Funds, to pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay principal on the Class A Certificates, in accordance with the principal payment provisions described above.

From Available Funds, to pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above.

From Net Monthly Excess Cashflow, if any, to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event) owed to the Swap Provider.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class CE and Residual Certificates in accordance with the Pooling and Servicing Agreement.

From the Swap Account, to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Swap Account, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

From the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
10/25/05	1,416,191,000	9/25/08	290,418,962
11/25/05	1,403,656,684	10/25/08	278,334,970
12/25/05	1,387,188,339	11/25/08	266,776,642
1/25/06	1,366,927,647	12/25/08	255,720,269
2/25/06	1,342,905,864	1/25/09	245,143,240
3/25/06	1,315,184,001	2/25/09	235,023,992
4/25/06	1,283,853,619	3/25/09	225,341,957
5/25/06	1,249,037,300	4/25/09	216,077,932
6/25/06	1,210,888,755	5/25/09	207,212,753
7/25/06	1,169,593,793	6/25/09	198,728,575
8/25/06	1,126,277,887	7/25/09	190,608,373
9/25/06	1,081,134,773	8/25/09	182,835,907
10/25/06	1,037,827,582	9/25/09	175,395,683
11/25/06	996,280,770	10/25/09	168,272,923
12/25/06	956,421,932	11/25/09	161,453,517
1/25/07	918,181,665	12/25/09	154,924,009
2/25/07	881,493,448	1/25/10	148,671,557
3/25/07	846,293,518	2/25/10	142,683,906
4/25/07	812,520,758	3/25/10	0
5/25/07	780,116,583		
6/25/07	749,024,836		
7/25/07	719,191,688		
8/25/07	690,533,438		
9/25/07	609,353,290		
10/25/07	539,528,298		
11/25/07	479,349,529		
12/25/07	427,436,533		
1/25/08	409,330,338		
2/25/08	392,023,700		
3/25/08	375,480,140		
4/25/08	359,667,745		
5/25/08	344,550,234		
6/25/08	330,096,022		
7/25/08	316,274,992		
8/25/08	303,058,432		

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	**100% ppc**	125% ppc	150% ppc
A-2A	Average Life (years)	12.06	1.59	1.22	**1.00**	0.85	0.75
	First Payment Period	1	1	1	**1**	1	1
	Last Payment Period	228	35	25	**22**	18	15
	Window (months)	228	35	25	**22**	18	15
A-2B	Average Life (years)	20.86	3.67	2.45	**2.00**	1.76	1.52
	First Payment Period	228	35	25	**22**	18	15
	Last Payment Period	271	54	36	**26**	24	22
	Window (months)	44	20	12	**5**	7	8
A-2C	Average Life (years)	25.22	6.99	4.66	**3.25**	2.27	2.01
	First Payment Period	271	54	36	**26**	24	22
	Last Payment Period	331	125	84	**62**	34	27
	Window (months)	61	72	49	**37**	11	6
A-2D	Average Life (years)	28.53	13.22	9.01	**6.62**	4.84	2.95
	First Payment Period	331	125	84	**62**	34	27
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	16	47	34	**25**	33	27
M-1	Average Life (years)	26.65	9.46	6.37	**4.92**	4.58	4.41
	First Payment Period	274	55	37	**42**	48	53
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**45**	19	1
M-2	Average Life (years)	26.65	9.46	6.37	**4.87**	4.33	4.40
	First Payment Period	274	55	37	**40**	45	52
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**47**	22	2
M-3	Average Life (years)	26.65	9.46	6.37	**4.84**	4.21	4.21
	First Payment Period	274	55	37	**40**	43	48
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**47**	24	6
M-4	Average Life (years)	26.65	9.46	6.37	**4.82**	4.13	3.99
	First Payment Period	274	55	37	**39**	42	45
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**48**	25	9
M-5	Average Life (years)	26.65	9.46	6.37	**4.81**	4.07	3.84
	First Payment Period	274	55	37	**38**	40	43
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**49**	27	11
M-6	Average Life (years)	26.65	9.46	6.37	**4.79**	4.02	3.73
	First Payment Period	274	55	37	**38**	39	41
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**49**	28	13
M-7	Average Life (years)	26.65	9.46	6.37	**4.79**	3.98	3.65
	First Payment Period	274	55	37	**38**	39	40
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**49**	28	14
M-8	Average Life (years)	26.65	9.46	6.37	**4.78**	3.97	3.60
	First Payment Period	274	55	37	**37**	38	39
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**50**	29	15
M-9	Average Life (years)	26.65	9.46	6.37	**4.77**	3.94	3.55
	First Payment Period	274	55	37	**37**	38	39
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**50**	29	15
M-10	Average Life (years)	26.63	9.38	6.31	**4.73**	3.91	3.48
	First Payment Period	274	55	37	**37**	38	38
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	73	117	81	**50**	29	16

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	**100% ppc**	125% ppc	150% ppc
A-2A	Average Life (years)	12.06	1.59	1.22	**1.00**	0.85	0.75
	First Payment Period	1	1	1	**1**	1	1
	Last Payment Period	228	35	25	**22**	18	15
	Window (months)	228	35	25	**22**	18	15
A-2B	Average Life (years)	20.86	3.67	2.45	**2.00**	1.76	1.52
	First Payment Period	228	35	25	**22**	18	15
	Last Payment Period	271	54	36	**26**	24	22
	Window (months)	44	20	12	**5**	7	8
A-2C	Average Life (years)	25.22	6.99	4.66	**3.25**	2.27	2.01
	First Payment Period	271	54	36	**26**	24	22
	Last Payment Period	331	125	84	**62**	34	27
	Window (months)	61	72	49	**37**	11	6
A-2D	Average Life (years)	28.82	15.67	11.01	**8.20**	6.13	3.70
	First Payment Period	331	125	84	**62**	34	27
	Last Payment Period	359	326	263	**205**	164	134
	Window (months)	29	202	180	**144**	131	108
M-1	Average Life (years)	26.76	10.35	7.07	**5.46**	5.02	6.08
	First Payment Period	274	55	37	**42**	48	61
	Last Payment Period	358	290	217	**165**	130	106
	Window (months)	85	236	181	**124**	83	46
M-2	Average Life (years)	26.76	10.32	7.04	**5.39**	4.75	4.94
	First Payment Period	274	55	37	**40**	45	52
	Last Payment Period	357	277	203	**153**	120	97
	Window (months)	84	223	167	**114**	76	46
M-3	Average Life (years)	26.76	10.28	7.01	**5.34**	4.60	4.52
	First Payment Period	274	55	37	**40**	43	48
	Last Payment Period	357	267	193	**146**	114	92
	Window (months)	84	213	157	**107**	72	45
M-4	Average Life (years)	26.76	10.24	6.97	**5.28**	4.50	4.28
	First Payment Period	274	55	37	**39**	42	45
	Last Payment Period	356	258	185	**139**	108	87
	Window (months)	83	204	149	**101**	67	43
M-5	Average Life (years)	26.75	10.18	6.92	**5.24**	4.41	4.11
	First Payment Period	274	55	37	**38**	40	43
	Last Payment Period	356	247	176	**132**	102	82
	Window (months)	83	193	140	**95**	63	40
M-6	Average Life (years)	26.75	10.10	6.86	**5.17**	4.32	3.97
	First Payment Period	274	55	37	**38**	39	41
	Last Payment Period	355	236	166	**124**	97	78
	Window (months)	82	182	130	**87**	59	38
M-7	Average Life (years)	26.74	9.99	6.77	**5.10**	4.23	3.84
	First Payment Period	274	55	37	**38**	39	40
	Last Payment Period	353	221	154	**115**	89	71
	Window (months)	80	167	118	**78**	51	32
M-8	Average Life (years)	26.72	9.85	6.66	**5.01**	4.14	3.73
	First Payment Period	274	55	37	**37**	38	39
	Last Payment Period	352	208	144	**107**	83	66
	Window (months)	79	154	108	**71**	46	28
M-9	Average Life (years)	26.69	9.66	6.51	**4.88**	4.03	3.62
	First Payment Period	274	55	37	**37**	38	39
	Last Payment Period	350	192	132	**98**	75	60
	Window (months)	77	138	96	**62**	38	22
M-10	Average Life (years)	26.64	9.39	6.31	**4.73**	3.91	3.48
	First Payment Period	274	55	37	**37**	38	38
	Last Payment Period	347	175	120	**88**	68	54
	Window (months)	74	121	84	**52**	31	17

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	7.47	23.68
2	6.59	22.75
3	6.68	22.78
4	6.59	22.61
5	6.59	22.51
6	6.90	22.71
7	6.59	22.27
8	6.69	22.21
9	6.60	21.94
10	6.70	21.85
11	6.60	21.54
12	6.61	21.31
13	6.72	21.19
14	6.61	20.86
15	6.73	20.75
16	6.62	20.43
17	6.62	20.22
18	7.00	20.38
19	6.63	19.81
20	6.75	19.73
21	6.63	19.41
22	6.76	19.34
23	6.64	19.03
24	7.71	19.52
25	7.87	19.02
26	7.69	18.23
27	7.86	17.86
28	7.68	17.51
29	7.67	17.36
30	8.21	18.22
31	7.82	17.64
32	8.01	17.70
33	7.82	17.35
34	8.01	17.42
35	7.81	17.07
36	8.02	17.75
37	8.22	17.85
38	8.02	17.48
39	8.22	17.59
40	8.01	17.21
41	8.01	17.08
42	8.71	18.51
43	8.04	17.52
44	8.24	17.67
45	8.03	17.27
46	8.24	17.43
47	8.02	17.04
48	8.02	17.60
49	8.23	17.78
50	8.01	17.37
51	8.22	17.55
52	8.00	17.15
53	8.00	17.04
54	8.98	11.79
55	8.11	10.63
56	8.37	10.97
57	8.10	10.61
58	8.36	10.95
59	8.08	10.58
60	8.08	10.69
61	8.34	11.03
62	8.07	10.66
63	8.33	11.00
64	8.05	10.63
65	8.05	10.62
66	8.90	11.74
67	8.04	10.59
68	8.30	10.93
69	8.02	10.56
70	8.28	10.90
71	8.01	10.53
72	8.00	10.52
73	8.26	10.85
74	7.99	10.49
75	8.25	10.82
76	7.98	10.46
77	7.97	10.44
78	8.52	11.15
79	7.96	10.41
80	8.22	10.75
81	7.95	10.39
82	8.20	10.72
83	7.93	10.36
84	7.93	10.34
85	8.18	10.67
86	7.91	10.31
87	8.17	10.64

(1) Assumes 1m LIBOR and 6m LIBOR stays at 3.79% and 4.01% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	7.48	23.69
2	6.59	22.76
3	6.69	22.79
4	6.59	22.62
5	6.60	22.52
6	6.91	22.72
7	6.60	22.27
8	6.70	22.22
9	6.60	21.95
10	6.71	21.85
11	6.61	21.54
12	6.61	21.31
13	6.72	21.19
14	6.62	20.86
15	6.73	20.76
16	6.62	20.43
17	6.63	20.22
18	7.00	20.39
19	6.63	19.81
20	6.75	19.73
21	6.64	19.41
22	6.76	19.34
23	6.64	19.03
24	7.60	19.46
25	7.76	18.94
26	7.57	18.15
27	7.73	17.77
28	7.55	17.43
29	7.55	17.27
30	8.05	18.09
31	7.67	17.52
32	7.85	17.57
33	7.66	17.22
34	7.84	17.28
35	7.65	16.93
36	7.80	17.52
37	7.99	17.61
38	7.79	17.24
39	7.98	17.35
40	7.78	16.98
41	7.78	16.85
42	8.44	18.17
43	7.79	17.21
44	7.99	17.35
45	7.78	16.96
46	7.98	17.10
47	7.78	16.72
48	7.77	17.21
49	7.97	17.38
50	7.76	16.98
51	7.96	17.15
52	7.75	16.75
53	7.75	16.64
54	8.70	11.32
55	7.85	10.21
56	8.11	10.53
57	7.84	10.18
58	8.10	10.50
59	7.83	10.14
60	7.82	10.25
61	8.08	10.57
62	7.81	10.22
63	8.06	10.54
64	7.80	10.18
65	7.79	10.17
66	8.62	11.24
67	7.78	10.14
68	8.03	10.46
69	7.76	10.10
70	8.01	10.42
71	7.75	10.07
72	7.74	10.05
73	7.99	10.37
74	7.73	10.02
75	7.98	10.34
76	7.72	9.99
77	7.71	9.97
78	8.23	10.64
79	7.70	9.94
80	7.94	10.26
81	7.68	9.91
82	7.93	10.22
83	7.67	9.88
84	7.66	9.86
85	7.91	10.17
86	7.65	9.83
87	7.89	10.14

(1) Assumes 1m LIBOR and 6m LIBOR stays at 3.79% and 4.01% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Net WAC Cap and Effective Maximum Rate for the Class M Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	7.47	23.68
2	6.59	22.75
3	6.68	22.79
4	6.59	22.61
5	6.59	22.52
6	6.90	22.71
7	6.60	22.27
8	6.70	22.22
9	6.60	21.94
10	6.71	21.85
11	6.61	21.54
12	6.61	21.31
13	6.72	21.19
14	6.62	20.86
15	6.73	20.75
16	6.62	20.43
17	6.62	20.22
18	7.00	20.39
19	6.63	19.81
20	6.75	19.73
21	6.63	19.41
22	6.76	19.34
23	6.64	19.03
24	7.68	19.50
25	7.83	18.99
26	7.65	18.20
27	7.82	17.83
28	7.64	17.49
29	7.63	17.33
30	8.16	18.18
31	7.77	17.60
32	7.96	17.66
33	7.77	17.31

Period	NWC[1] (%)	Max Rate [2, 3] (%)
34	7.95	17.37
35	7.76	17.02
36	7.95	17.67
37	8.15	17.77
38	7.94	17.40
39	8.14	17.51
40	7.94	17.14
41	7.93	17.01
42	8.62	18.40
43	7.96	17.42
44	8.16	17.56
45	7.95	17.17
46	8.15	17.32
47	7.94	16.93
48	7.94	17.47
49	8.14	17.64
50	7.93	17.24
51	8.13	17.41
52	7.92	17.01
53	7.91	16.90
54	8.89	11.63
55	8.02	10.49
56	8.28	10.82
57	8.01	10.46
58	8.27	10.79
59	8.00	10.43
60	7.99	10.54
61	8.25	10.88
62	7.98	10.51
63	8.24	10.85
64	7.97	10.48
65	7.96	10.47
66	8.81	11.57

Period	NWC[1] (%)	Max Rate [2, 3] (%)
67	7.95	10.44
68	8.21	10.77
69	7.93	10.41
70	8.19	10.74
71	7.92	10.38
72	7.91	10.36
73	8.17	10.69
74	7.90	10.33
75	8.16	10.66
76	7.89	10.30
77	7.88	10.28
78	8.42	10.98
79	7.87	10.25
80	8.12	10.58
81	7.86	10.22
82	8.11	10.55
83	7.84	10.19
84	7.84	10.18
85	8.09	10.50
86	7.82	10.14
87	8.08	10.47

(1) Assumes 1m LIBOR and 6m LIBOR stays at 3.79% and 4.01% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

Excess Spread

Period	Static LIBOR (%) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (%) (2)
1	3.03	3.790000	4.010000	3.03
2	2.56	3.868784	4.068986	2.56
3	2.57	3.962672	4.121987	2.57
4	2.56	4.022917	4.166522	2.56
5	2.56	4.121015	4.191755	2.56
6	2.60	4.097074	4.204460	2.60
7	2.56	4.137052	4.225283	2.55
8	2.58	4.181457	4.247417	2.57
9	2.56	4.225352	4.271967	2.54
10	2.58	4.171720	4.299051	2.56
11	2.56	4.195939	4.344965	2.54
12	2.56	4.219856	4.395968	2.53
13	2.59	4.267558	4.451290	2.54
14	2.56	4.326197	4.505789	2.50
15	2.59	4.385017	4.556212	2.52
16	2.56	4.442343	4.600846	2.47
17	2.56	4.496495	4.637978	2.46
18	2.66	4.545797	4.665895	2.55
19	2.56	4.588569	4.682881	2.42
20	2.60	4.623134	4.687701	2.44
21	2.56	4.647815	4.681168	2.39
22	2.60	4.660932	4.664994	2.41
23	2.55	4.660810	4.641344	2.36
24	3.61	4.645770	4.612841	3.55
25	3.64	4.616931	4.582561	3.56
26	3.57	4.584689	4.553560	3.45
27	3.60	4.552620	4.527298	3.48
28	3.53	4.521729	4.504797	3.41
29	3.53	4.493020	4.487080	3.41
30	3.80	4.467499	4.475170	3.79
31	3.66	4.446169	4.470088	3.64
32	3.72	4.430036	4.472537	3.71
33	3.64	4.420104	4.481859	3.62

Period	Static LIBOR (%) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (%) (2)
34	3.71	4.417379	4.496885	3.69
35	3.63	4.422864	4.516239	3.59
36	3.81	4.437565	4.538333	3.84
37	3.88	4.460591	4.561370	3.90
38	3.81	4.484947	4.583667	3.80
39	3.90	4.508614	4.604688	3.88
40	3.83	4.531365	4.624204	3.77
41	3.83	4.552976	4.641983	3.76
42	4.10	4.573221	4.657796	4.17
43	3.86	4.591874	4.671413	3.88
44	3.94	4.608710	4.682693	3.95
45	3.86	4.623502	4.691880	3.84
46	3.93	4.636026	4.699347	3.92
47	3.85	4.646055	4.705513	3.80
48	3.84	4.653365	4.710843	3.83
49	3.92	4.658267	4.715844	3.92
50	3.84	4.662775	4.720981	3.81
51	3.92	4.667445	4.726377	3.90
52	3.83	4.672313	4.732074	3.78
53	3.83	4.677418	4.738109	3.77
54	4.37	4.682798	4.744520	4.04
55	3.95	4.688490	4.751348	3.53
56	4.09	4.694533	4.758619	3.68
57	3.94	4.700965	4.766323	3.50
58	4.08	4.707822	4.774434	3.66
59	3.94	4.715144	4.782921	3.48
60	3.94	4.722969	4.791752	3.50
61	4.07	4.731275	4.800889	3.66
62	3.93	4.739860	4.810300	3.48
63	4.07	4.748681	4.819991	3.64
64	3.93	4.757755	4.829978	3.46
65	3.93	4.767095	4.840275	3.44
66	4.34	4.776717	4.850898	3.98

Period	Static LIBOR (%) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (%) (2)
67	3.92	4.786635	4.861863	3.46
68	4.06	4.796865	4.873157	3.61
69	3.92	4.807422	4.884660	3.43
70	4.06	4.818321	4.896214	3.59
71	3.92	4.829575	4.907656	3.40
72	3.92	4.841202	4.918810	3.43
73	4.05	4.853057	4.929494	3.59
74	3.91	4.864509	4.939542	3.40
75	4.05	4.875368	4.948892	3.56
76	3.91	4.885597	4.957505	3.38
77	3.91	4.895160	4.965344	3.37
78	4.19	4.904018	4.972371	3.74
79	3.91	4.912136	4.978549	3.38
80	4.05	4.919477	4.983883	3.55
81	3.91	4.926004	4.988558	3.37
82	4.05	4.931680	4.992815	3.53
83	3.92	4.936469	4.996905	3.36
84	3.92	4.940332	5.001092	3.37
85	4.05	4.943492	5.005655	3.54
86	3.92	4.946960	5.010837	3.37

(1) Assumes 1m LIBOR and 6m LIBOR stays at 3.79% and 4.01% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves and cash flows are run to the optional termination at the pricing speed.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,967		
Aggregate Current Principal Balance:	$1,416,191,358.85		
Average Current Principal Balance:	$177,757.17		$59,665.58 - $892,000.00
Aggregate Original Principal Balance:	$1,417,110,006.00		
Average Original Principal Balance:	$177,872.47		$60,000.00 - $892,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.617%		5.500% - 14.150%
Wtd. Avg. Original Term to Maturity (months):	355		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	354		119 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.737%		2.102% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.797%		11.500% - 20.150%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.797%		5.500% - 14.150%
Wtd. Avg. Original LTV:	78.23%		10.38% - 95.00%
Wtd. Avg. Borrower FICO:	618		500 - 822
Geographic Distribution (Top 5):	CA	16.29%	
	FL	12.11%	
	NY	8.87%	
	NJ	7.82%	
	MD	6.03%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	4,559	761,356,059.18	53.76	358	41.12	8.115	587	76.99
2Yr/6 Mo Libor (IO)	626	161,141,711.68	11.38	359	40.80	6.977	655	81.35
3Yr/6 Mo Libor	808	123,858,884.16	8.75	357	39.67	7.587	600	77.87
3Yr/6 Mo Libor (IO)	240	60,461,072.00	4.27	359	41.09	6.583	676	82.81
5Yr/6 Mo Libor	12	2,623,993.53	0.19	359	39.92	6.056	743	88.35
5Yr/6 Mo Libor (IO)	15	3,758,693.00	0.27	359	39.54	6.210	756	88.99
Fixed	1,438	235,980,621.05	16.66	335	39.02	7.012	670	78.43
Fixed (IO)	269	67,010,324.25	4.73	359	39.96	6.753	678	79.65
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,021	158,363,425.00	11.18	345	38.22	8.625	599	72.65
100,000.01 - 150,000.00	2,090	260,153,687.00	18.36	353	39.73	7.955	607	77.74
150,000.01 - 200,000.00	1,413	245,971,134.00	17.36	355	40.68	7.729	612	77.78
200,000.01 - 250,000.00	865	193,448,832.00	13.65	355	40.85	7.519	618	78.91
250,000.01 - 300,000.00	592	161,875,281.00	11.42	357	41.20	7.208	625	78.78
300,000.01 - 350,000.00	404	130,766,282.00	9.23	357	41.58	7.175	631	80.26
350,000.01 - 400,000.00	208	77,398,817.00	5.46	357	41.15	7.220	627	80.58
400,000.01 - 450,000.00	130	55,358,603.00	3.91	358	41.23	7.161	633	80.75
450,000.01 - 500,000.00	105	49,826,835.00	3.52	359	42.15	7.091	644	80.97
500,000.01 - 550,000.00	47	24,883,126.00	1.76	355	41.45	7.136	652	81.90
550,000.01 - 600,000.00	38	22,102,947.00	1.56	359	40.47	7.169	642	82.38
600,000.01 - 650,000.00	20	12,630,004.00	0.89	353	42.96	6.752	664	80.40
650,000.01 - 700,000.00	15	10,084,983.00	0.71	359	41.28	6.790	643	78.79
700,000.01 - 750,000.00	17	12,529,050.00	0.88	359	41.20	7.017	647	74.95
800,000.01 - 850,000.00	1	825,000.00	0.06	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.06	359	49.00	6.750	646	80.00
Total:	**7,967**	**1,417,110,006.00**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	2,023	158,439,129.72	11.19	345	38.21	8.624	599	72.65
100,000.01 - 150,000.00	2,089	259,915,989.44	18.35	353	39.74	7.955	607	77.73
150,000.01 - 200,000.00	1,412	245,656,126.75	17.35	355	40.68	7.729	612	77.80
200,000.01 - 250,000.00	868	194,069,893.29	13.70	355	40.82	7.517	618	78.92
250,000.01 - 300,000.00	590	161,319,877.44	11.39	357	41.23	7.210	625	78.76
300,000.01 - 350,000.00	404	130,737,553.18	9.23	357	41.63	7.176	631	80.30
350,000.01 - 400,000.00	207	77,008,572.73	5.44	357	41.11	7.219	627	80.55
400,000.01 - 450,000.00	130	55,332,426.30	3.91	358	41.23	7.161	633	80.75
450,000.01 - 500,000.00	105	49,806,676.49	3.52	359	42.15	7.091	644	80.97
500,000.01 - 550,000.00	47	24,868,959.46	1.76	355	41.45	7.136	652	81.91
550,000.01 - 600,000.00	39	22,691,517.85	1.60	359	40.01	7.143	641	82.33
600,000.01 - 650,000.00	19	12,024,857.21	0.85	353	43.95	6.780	666	80.39
650,000.01 - 700,000.00	15	10,080,380.35	0.71	359	41.28	6.790	643	78.79
700,000.01 - 750,000.00	17	12,522,398.64	0.88	359	41.20	7.017	647	74.95
800,000.01 - 850,000.00	1	825,000.00	0.06	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.06	359	49.00	6.750	646	80.00
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	25	2,281,312.37	0.16	119	36.34	7.683	637	66.54
121 - 180	196	22,383,705.85	1.58	179	36.43	7.064	664	76.22
181 - 240	101	13,742,873.38	0.97	239	38.64	7.282	647	75.12
241 - 300	37	6,607,297.96	0.47	299	38.27	6.937	685	78.02
301 - 360	7,608	1,371,176,169.29	96.82	359	40.65	7.632	617	78.32
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	318	82,065,404.14	5.79	344	38.39	5.863	708	77.08
6.000 - 6.499	743	178,854,585.84	12.63	353	39.87	6.280	667	79.21
6.500 - 6.999	1,571	336,040,269.17	23.73	355	40.04	6.754	638	79.72
7.000 - 7.499	847	158,151,608.48	11.17	354	40.38	7.247	625	79.00
7.500 - 7.999	1,334	216,774,537.40	15.31	355	40.26	7.752	603	78.17
8.000 - 8.499	632	99,960,987.80	7.06	356	40.53	8.259	587	76.02
8.500 - 8.999	966	142,900,721.33	10.09	356	41.75	8.752	575	77.51
9.000 - 9.499	364	50,239,538.68	3.55	353	41.64	9.243	569	75.64
9.500 - 9.999	568	75,778,164.61	5.35	356	42.41	9.732	566	76.05
10.000 - 10.499	273	36,963,383.91	2.61	358	43.03	10.240	559	78.01
10.500 - 10.999	182	19,805,283.23	1.40	355	43.15	10.746	559	75.54
11.000 - 11.499	62	6,989,504.48	0.49	356	41.12	11.267	567	78.76
11.500 - 11.999	93	10,024,725.20	0.71	358	43.84	11.726	553	77.77
12.000 - 12.499	7	952,079.87	0.07	359	44.65	12.238	550	78.14
12.500 - 12.999	3	439,156.84	0.03	359	47.42	12.674	547	73.68
13.000 - 13.499	2	125,972.45	0.01	359	26.13	13.199	538	68.20
13.500 - 13.999	1	59,988.82	0.00	359	41.00	13.900	512	54.55
14.000 - 14.499	1	65,446.60	0.00	358	49.00	14.150	522	80.00
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	54	4,289,334.80	0.30	347	36.31	8.377	598	20.32
25.01 - 30.00	26	2,961,994.48	0.21	344	36.16	7.593	621	27.67
30.01 - 35.00	68	7,774,721.05	0.55	351	37.51	8.185	582	32.59
35.01 - 40.00	66	7,189,636.19	0.51	341	35.48	7.759	614	37.78
40.01 - 45.00	87	12,143,747.55	0.86	349	40.06	7.637	613	42.69
45.01 - 50.00	146	20,395,651.10	1.44	352	37.89	7.642	601	47.73
50.01 - 55.00	186	26,419,228.54	1.87	348	38.35	7.710	595	52.83
55.01 - 60.00	328	47,568,723.56	3.36	352	38.45	7.954	589	58.22
60.01 - 65.00	361	58,640,255.52	4.14	355	40.31	7.701	598	62.94
65.01 - 70.00	489	85,311,701.61	6.02	352	39.88	7.622	602	67.87
70.01 - 75.00	1,207	203,743,231.50	14.39	356	41.29	8.018	584	73.52
75.01 - 80.00	1,317	246,238,128.96	17.39	355	40.40	7.430	618	78.71
80.01 - 85.00	1,225	233,079,614.38	16.46	356	40.83	7.657	615	83.61
85.01 - 90.00	2,322	445,125,048.34	31.43	354	40.93	7.447	645	89.13
90.01 - 95.00	85	15,310,341.27	1.08	352	42.16	7.447	706	93.87
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	411	56,591,930.30	4.00	357	41.80	9.118	509	67.20
520 - 539	679	102,565,219.95	7.24	358	43.02	9.054	529	71.57
540 - 559	757	116,519,580.39	8.23	357	40.85	8.621	551	75.19
560 - 579	811	131,716,613.04	9.30	357	40.97	8.264	569	76.58
580 - 599	835	140,962,163.04	9.95	357	40.87	7.873	589	78.48
600 - 619	861	150,255,916.69	10.61	355	41.25	7.651	609	78.74
620 - 639	1,035	193,931,829.69	13.69	355	39.48	7.361	629	80.20
640 - 659	1,000	197,791,620.01	13.97	353	40.33	6.998	649	79.97
660 - 679	701	143,286,703.55	10.12	353	40.05	6.762	669	80.16
680 - 699	250	52,825,426.16	3.73	352	40.11	6.982	689	81.73
700 - 719	109	20,766,063.97	1.47	352	38.31	7.023	708	79.63
720 - 739	187	40,840,685.80	2.88	345	39.85	6.483	731	83.07
740 - 759	178	35,484,716.61	2.51	347	39.22	6.363	749	84.98
760 - 779	95	21,108,946.05	1.49	340	38.35	6.291	768	82.43
780 - 799	45	8,781,470.06	0.62	346	35.26	6.180	787	80.42
800 - 819	11	2,351,045.19	0.17	337	37.91	6.048	805	80.78
820 - 839	2	411,428.35	0.03	314	29.16	6.109	821	88.14
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	363	56,742,140.20	4.01	353	15.38	7.529	620	74.59
20.01 - 25.00	419	68,498,492.23	4.84	348	23.36	7.460	625	75.80
25.01 - 30.00	665	105,468,750.83	7.45	352	28.18	7.412	629	76.05
30.01 - 35.00	941	155,089,387.62	10.95	352	33.02	7.514	621	78.35
35.01 - 40.00	1,127	198,860,975.38	14.04	354	38.05	7.553	620	78.26
40.01 - 45.00	1,442	255,704,336.66	18.06	355	43.13	7.603	621	78.79
45.01 - 50.00	2,524	490,211,477.02	34.61	355	48.32	7.551	623	79.89
50.01 - 55.00	486	85,615,798.91	6.05	358	53.38	8.806	560	73.92
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	831	230,696,912.55	16.29	358	40.68	6.985	631	75.31
Florida	1,132	171,433,711.25	12.11	355	40.41	7.622	605	77.14
New York	513	125,673,024.11	8.87	355	41.71	7.734	623	74.41
New Jersey	514	110,789,395.48	7.82	357	40.47	8.179	606	75.70
Maryland	452	85,357,023.73	6.03	357	40.78	7.690	605	78.74
Massachusetts	273	72,537,243.61	5.12	358	40.82	6.455	633	81.61
Pennsylvania	446	60,065,862.01	4.24	351	40.01	7.643	612	79.16
Illinois	358	57,732,183.72	4.08	357	41.34	8.807	606	79.31
Arizona	312	54,300,056.47	3.83	358	39.47	7.412	614	79.97
Washington	195	39,823,434.41	2.81	354	39.34	7.331	633	81.21
Texas	335	35,591,078.85	2.51	337	40.84	8.443	602	76.85
Wisconsin	234	33,362,814.06	2.36	350	40.79	8.066	629	82.30
Ohio	270	31,943,181.19	2.26	347	39.21	7.750	615	82.84
Michigan	236	30,058,349.71	2.12	355	39.45	7.570	627	82.82
Georgia	158	22,144,902.28	1.56	351	41.53	8.447	621	83.03
Minnesota	128	21,383,114.74	1.51	354	39.06	7.518	634	82.55
North Carolina	158	20,195,393.66	1.43	349	42.09	8.609	609	83.05
Connecticut	97	20,193,513.87	1.43	351	43.68	7.684	612	79.93
Nevada	98	20,018,323.84	1.41	357	38.51	7.350	617	75.97
Indiana	139	15,203,741.38	1.07	350	38.31	8.064	637	83.95
Rhode Island	66	14,021,926.06	0.99	357	41.77	7.305	608	76.10
Missouri	119	13,725,298.90	0.97	342	38.69	7.646	618	82.31
Colorado	77	13,479,796.93	0.95	352	41.79	7.527	644	82.27
New Hampshire	71	13,238,352.19	0.93	356	41.12	7.418	617	78.06
Hawaii	49	12,892,331.40	0.91	358	40.88	7.241	611	74.47
Maine	87	12,063,612.97	0.85	351	40.77	8.089	615	78.25
South Carolina	89	10,784,876.75	0.76	349	39.34	8.658	612	79.26
Oregon	55	9,471,860.37	0.67	359	42.16	7.251	646	81.45
Delaware	40	6,109,692.86	0.43	354	37.27	7.458	607	77.94
Mississippi	53	5,890,365.59	0.42	342	39.75	8.162	613	80.86
Oklahoma	57	5,286,069.39	0.37	338	43.27	7.991	623	81.48
Alabama	36	4,722,361.36	0.33	346	40.17	7.432	668	83.93
Tennessee	32	4,392,213.05	0.31	356	40.26	7.182	678	84.63
Iowa	39	4,317,674.83	0.30	349	38.87	8.013	627	84.87
Arkansas	40	4,016,229.64	0.28	353	37.39	8.776	614	83.85
Louisiana	33	3,702,028.76	0.26	335	38.98	7.961	615	82.64
Kansas	31	3,105,487.55	0.22	354	39.89	8.710	616	84.49
Washington DC	11	2,277,540.38	0.16	359	33.88	6.902	608	65.31
Utah	15	2,181,949.82	0.15	342	41.05	6.987	668	85.27
Idaho	15	2,031,225.51	0.14	351	42.07	7.605	612	82.78
Vermont	12	1,791,162.54	0.13	359	36.82	7.928	621	70.75
Kentucky	14	1,776,765.94	0.13	252	35.27	6.920	680	80.53
Wyoming	12	1,399,598.83	0.10	359	40.24	8.428	618	82.99
South Dakota	10	1,318,471.02	0.09	359	38.42	7.690	637	86.85
Montana	7	1,212,821.04	0.09	359	34.15	7.383	592	77.01
Alaska	7	1,204,304.26	0.09	359	45.23	8.082	614	82.42
New Mexico	9	968,312.94	0.07	344	40.42	8.151	643	84.99
North Dakota	2	305,767.05	0.02	359	39.15	8.304	644	87.98
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	7,729	1,383,809,438.99	97.71	354	40.62	7.602	618	78.20
Non-Owner Occupied	178	23,450,937.30	1.66	353	35.89	8.410	642	79.37
Second Home	60	8,930,982.56	0.63	355	41.31	7.831	650	80.81
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	6,103	1,082,558,002.67	76.44	354	40.32	7.483	621	78.99
Limited Documentation	1,123	196,727,298.20	13.89	356	40.84	7.828	607	78.10
Stated Documentation	741	136,906,057.98	9.67	357	41.86	8.369	617	72.42
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	7,438	1,329,435,030.46	93.87	354	40.56	7.636	617	77.98
Refinance-Debt Consolidation No Cash Out***	354	55,593,380.87	3.93	351	39.83	7.284	651	82.64
Purchase	175	31,162,947.52	2.20	359	41.06	7.387	643	81.22
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	543	113,933,506.54	8.05	345	38.76	6.375	749	83.15
7A	270	57,830,353.86	4.08	353	40.15	6.917	692	82.10
6A	645	134,327,271.72	9.49	353	40.09	6.684	669	80.42
5A	867	173,824,037.98	12.27	352	40.73	6.913	649	80.24
4A	842	161,980,338.91	11.44	354	39.49	7.199	632	80.53
3A	672	120,863,125.32	8.53	354	40.80	7.463	614	79.35
2A	909	155,993,982.69	11.02	356	40.35	7.706	605	79.47
A	1,324	223,740,663.97	15.80	357	40.23	8.074	573	77.95
B	1,012	146,735,525.79	10.36	357	42.61	9.067	549	73.65
C	752	109,331,468.05	7.72	357	42.35	9.044	540	69.01
D	131	17,631,084.02	1.24	358	40.27	9.373	523	56.63
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	6,663	1,176,017,498.31	83.04	354	40.50	7.612	618	78.50
PUD Detached	416	91,100,204.38	6.43	356	40.67	7.430	615	78.96
Two-Four Family	259	60,653,867.97	4.28	358	42.89	7.761	627	74.60
Condominium	283	49,218,385.30	3.48	357	39.62	7.541	624	78.68
Manufactured Housing	218	20,981,041.79	1.48	343	39.00	8.163	631	70.14
Single Family Attached	101	12,869,335.14	0.91	354	39.27	8.109	606	78.26
PUD Attached	27	5,351,025.96	0.38	359	39.77	7.490	614	75.45
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	3,335	605,781,089.42	42.78	356	40.98	8.031	611	78.05
12	192	47,634,007.84	3.36	349	40.77	6.822	657	74.55
24	12	3,103,990.86	0.22	353	43.97	7.663	628	82.90
30	40	8,377,035.77	0.59	350	42.84	7.701	609	82.90
36	4,388	751,295,234.96	53.05	353	40.14	7.332	622	78.55
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	7,470	1,183,260,844.31	83.55	354	40.39	7.719	614	77.80
Non-Conforming	497	232,930,514.54	16.45	358	41.31	7.098	639	80.44
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	171	44,961,596.85	4.04	358	39.60	5.850	688	79.51
12.000 - 12.499	425	108,323,601.88	9.73	358	40.24	6.286	648	79.01
12.500 - 12.999	1,145	248,383,455.87	22.31	358	40.04	6.760	626	79.09
13.000 - 13.499	625	120,674,161.45	10.84	358	40.84	7.249	617	79.27
13.500 - 13.999	1,067	181,408,039.64	16.30	358	40.54	7.754	595	77.84
14.000 - 14.499	529	86,735,248.99	7.79	359	40.78	8.259	580	75.78
14.500 - 14.999	869	132,061,060.91	11.86	358	41.77	8.753	572	77.60
15.000 - 15.499	333	47,505,804.32	4.27	357	41.79	9.242	568	75.74
15.500 - 15.999	522	71,520,073.88	6.42	359	42.59	9.730	565	76.76
16.000 - 16.499	253	35,266,365.15	3.17	358	43.00	10.240	560	78.48
16.500 - 16.999	166	18,625,511.22	1.67	358	43.11	10.748	558	76.14
17.000 - 17.499	57	6,653,004.33	0.60	359	41.27	11.272	567	79.25
17.500 - 17.999	84	9,439,844.48	0.85	359	44.03	11.729	553	78.19
18.000 - 18.499	7	952,079.87	0.09	359	44.65	12.238	550	78.14
18.500 - 18.999	3	439,156.84	0.04	359	47.42	12.674	547	73.68
19.000 - 19.499	2	125,972.45	0.01	359	26.13	13.199	538	68.20
19.500 - 19.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
20.000 - 20.499	1	65,446.60	0.01	358	49.00	14.150	522	80.00
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	171	44,961,596.85	4.04	358	39.60	5.850	688	79.51
6.000 - 6.499	425	108,323,601.88	9.73	358	40.24	6.286	648	79.01
6.500 - 6.999	1,145	248,383,455.87	22.31	358	40.04	6.760	626	79.09
7.000 - 7.499	625	120,674,161.45	10.84	358	40.84	7.249	617	79.27
7.500 - 7.999	1,067	181,408,039.64	16.30	358	40.54	7.754	595	77.84
8.000 - 8.499	529	86,735,248.99	7.79	359	40.78	8.259	580	75.78
8.500 - 8.999	869	132,061,060.91	11.86	358	41.77	8.753	572	77.60
9.000 - 9.499	333	47,505,804.32	4.27	357	41.79	9.242	568	75.74
9.500 - 9.999	522	71,520,073.88	6.42	359	42.59	9.730	565	76.76
10.000 - 10.499	253	35,266,365.15	3.17	358	43.00	10.240	560	78.48
10.500 - 10.999	166	18,625,511.22	1.67	358	43.11	10.748	558	76.14
11.000 - 11.499	57	6,653,004.33	0.60	359	41.27	11.272	567	79.25
11.500 - 11.999	84	9,439,844.48	0.85	359	44.03	11.729	553	78.19
12.000 - 12.499	7	952,079.87	0.09	359	44.65	12.238	550	78.14
12.500 - 12.999	3	439,156.84	0.04	359	47.42	12.674	547	73.68
13.000 - 13.499	2	125,972.45	0.01	359	26.13	13.199	538	68.20
13.500 - 13.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
14.000 - 14.499	1	65,446.60	0.01	358	49.00	14.150	522	80.00
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000 - 2.249	1	217,000.00	0.02	359	19.00	6.950	667	89.49
2.750 - 2.999	91	21,416,373.95	1.92	359	38.08	6.363	747	88.24
3.000 - 3.249	179	49,252,860.93	4.42	358	40.41	6.467	616	82.29
3.250 - 3.499	4	1,073,021.65	0.10	358	41.56	6.346	671	89.36
3.500 - 3.749	1	327,886.91	0.03	358	44.00	6.350	613	90.00
3.750 - 3.999	2	250,886.06	0.02	359	35.40	7.233	623	80.99
4.000 - 4.249	54	8,207,195.38	0.74	352	40.07	8.867	593	76.63
4.250 - 4.499	262	40,851,019.76	3.67	358	42.09	9.069	594	78.93
4.500 - 4.749	13	2,493,343.42	0.22	359	39.91	7.057	688	85.74
4.750 - 4.999	71	16,709,570.61	1.50	357	40.82	6.985	727	81.93
5.000 - 5.249	164	36,334,635.94	3.26	359	39.29	6.979	682	82.56
5.250 - 5.499	359	76,545,783.81	6.88	359	40.88	6.753	664	81.38
5.500 - 5.749	527	106,048,981.70	9.53	358	40.71	7.005	644	80.85
5.750 - 5.999	657	127,767,187.74	11.48	358	39.80	7.242	624	80.04
6.000 - 6.249	1,274	224,496,369.56	20.17	358	40.67	7.619	604	79.53
6.250 - 6.499	1,097	182,088,722.80	16.36	358	40.85	8.246	569	77.09
6.500 - 6.749	875	126,486,814.29	11.36	358	42.51	9.006	547	72.93
6.750 - 6.999	629	92,632,759.04	8.32	358	42.34	9.124	536	67.56
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 2007	4	448,522.27	0.04	354	48.68	9.040	581	57.79
April 2007	6	706,675.40	0.06	355	49.92	9.453	541	78.77
May 2007	4	430,650.14	0.04	356	42.41	8.985	556	77.88
July 2007	68	14,289,195.50	1.28	358	41.86	7.577	611	82.10
August 2007	5,089	904,716,851.55	81.27	358	41.04	7.919	599	77.69
September 2007	14	1,905,876.00	0.17	360	41.37	7.975	596	80.29
July 2008	16	2,836,048.64	0.25	358	40.88	6.947	628	73.42
August 2008	1,025	180,474,874.52	16.21	358	40.10	7.264	625	79.60
September 2008	7	1,009,033.00	0.09	360	43.88	7.022	645	77.07
August 2010	27	6,382,686.53	0.57	359	39.70	6.147	751	88.72
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	6,233	1,106,817,727.02	99.43	358	40.91	7.806	603	78.04
6.000	27	6,382,686.53	0.57	359	39.70	6.147	751	88.72
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	6,260	1,113,200,413.55	100.00	358	40.90	7.797	604	78.11
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	6,497	1,167,880,946.84	82.47	354	40.85	7.699	615	78.62
Insured AVM	1,470	248,310,412.01	17.53	356	39.11	7.230	633	76.44
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,860		
Aggregate Current Principal Balance:	$950,010,540.14		
Average Current Principal Balance:	$162,117.84		$59,665.58 - $600,000.00
Aggregate Original Principal Balance:	$950,632,810.00		
Average Original Principal Balance:	$162,224.03		$60,000.00 - $600,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.614%		5.500% - 13.900%
Wtd. Avg. Original Term to Maturity (months):	355		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	354		119 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.754%		2.102% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.768%		11.500% - 19.900%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.768%		5.500% - 13.900%
Wtd. Avg. Original LTV:	77.86%		10.38% - 95.00%
Wtd. Avg. Borrower FICO:	617		500 - 822
Geographic Distribution (Top 5):	CA	13.03%	
	FL	12.87%	
	NJ	7.80%	
	NY	7.51%	
	MD	6.55%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	3,395	526,228,991.93	55.39	358	40.87	8.046	589	76.79
2Yr/6 Mo Libor (IO)	483	101,320,143.68	10.67	359	40.31	7.019	654	80.91
3Yr/6 Mo Libor	639	92,777,778.73	9.77	357	39.62	7.568	601	77.96
3Yr/6 Mo Libor (IO)	193	40,186,044.00	4.23	359	40.45	6.598	673	82.39
5Yr/6 Mo Libor	6	1,101,748.25	0.12	359	38.71	6.099	746	88.67
5Yr/6 Mo Libor (IO)	10	1,929,760.00	0.20	359	35.91	6.198	754	88.87
Fixed	930	143,778,389.30	15.13	334	38.68	7.029	669	77.78
Fixed (IO)	204	42,687,684.25	4.49	359	39.48	6.838	675	78.72
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,510	118,952,457.00	12.51	347	38.00	8.590	599	72.37
100,000.01 - 150,000.00	1,586	197,649,946.00	20.79	353	39.75	7.902	607	77.62
150,000.01 - 200,000.00	1,134	197,487,510.00	20.77	355	40.57	7.626	614	77.79
200,000.01 - 250,000.00	716	160,109,419.00	16.84	356	40.53	7.407	621	79.27
250,000.01 - 300,000.00	499	136,682,260.00	14.38	357	40.91	7.081	628	78.80
300,000.01 - 350,000.00	340	109,926,882.00	11.56	357	41.51	7.097	634	79.95
350,000.01 - 400,000.00	51	18,478,512.00	1.94	356	40.65	7.213	628	81.45
400,000.01 - 450,000.00	9	3,796,700.00	0.40	359	43.63	7.299	655	81.22
450,000.01 - 500,000.00	9	4,281,624.00	0.45	359	43.64	7.058	639	83.54
500,000.01 - 550,000.00	4	2,083,500.00	0.22	359	41.48	7.488	652	87.39
550,000.01 - 600,000.00	2	1,184,000.00	0.12	359	45.49	6.727	667	81.40
Total:	**5,860**	**950,632,810.00**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,512	119,061,790.57	12.53	347	37.98	8.590	599	72.38
100,000.01 - 150,000.00	1,585	197,462,271.81	20.79	354	39.76	7.901	607	77.60
150,000.01 - 200,000.00	1,133	197,206,841.30	20.76	355	40.57	7.626	614	77.81
200,000.01 - 250,000.00	719	160,758,883.15	16.92	356	40.49	7.404	622	79.28
250,000.01 - 300,000.00	497	136,146,279.92	14.33	357	40.94	7.082	628	78.77
300,000.01 - 350,000.00	340	109,914,256.66	11.57	357	41.57	7.098	634	80.00
350,000.01 - 400,000.00	50	18,118,327.12	1.91	355	40.47	7.210	628	81.33
400,000.01 - 450,000.00	9	3,795,794.71	0.40	359	43.63	7.299	655	81.22
450,000.01 - 500,000.00	9	4,278,933.77	0.45	359	43.64	7.058	639	83.55
500,000.01 - 550,000.00	4	2,083,161.13	0.22	359	41.48	7.488	652	87.39
550,000.01 - 600,000.00	2	1,184,000.00	0.12	359	45.49	6.727	667	81.40
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	20	1,777,631.86	0.19	119	33.27	7.366	650	67.84
121 - 180	124	14,170,706.02	1.49	179	36.76	7.146	655	75.80
181 - 240	72	9,267,102.18	0.98	239	37.46	7.316	644	73.66
241 - 300	24	4,426,459.55	0.47	299	37.33	7.033	673	80.03
301 - 360	5,620	920,368,640.53	96.88	359	40.37	7.628	616	77.94
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	222	49,292,242.58	5.19	345	37.43	5.861	704	76.38
6.000 - 6.499	521	106,807,403.78	11.24	352	39.59	6.280	663	78.68
6.500 - 6.999	1,223	236,846,011.70	24.93	355	39.65	6.754	638	79.19
7.000 - 7.499	652	110,298,575.91	11.61	353	40.05	7.245	624	78.25
7.500 - 7.999	999	152,573,629.88	16.06	355	40.10	7.757	603	78.05
8.000 - 8.499	492	71,401,039.17	7.52	356	40.66	8.260	583	75.39
8.500 - 8.999	689	96,763,837.82	10.19	357	41.85	8.753	577	77.74
9.000 - 9.499	252	33,128,637.69	3.49	351	40.88	9.239	574	75.93
9.500 - 9.999	395	46,561,758.67	4.90	357	41.86	9.743	566	74.96
10.000 - 10.499	190	23,462,062.91	2.47	358	43.80	10.235	561	78.09
10.500 - 10.999	120	12,194,069.72	1.28	356	42.78	10.756	561	75.61
11.000 - 11.499	43	4,518,802.65	0.48	356	40.51	11.264	570	78.71
11.500 - 11.999	54	5,256,648.72	0.55	359	42.98	11.738	555	78.24
12.000 - 12.499	4	514,896.22	0.05	359	46.13	12.164	559	76.15
12.500 - 12.999	2	266,948.05	0.03	359	45.75	12.592	560	79.29
13.000 - 13.499	1	63,985.85	0.01	359	3.00	13.150	569	84.21
13.500 - 13.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	42	3,449,849.62	0.36	350	35.37	8.312	599	20.12
25.01 - 30.00	23	2,597,249.20	0.27	351	36.67	7.663	618	27.49
30.01 - 35.00	58	6,894,051.37	0.73	355	37.19	8.005	584	32.56
35.01 - 40.00	50	5,559,680.64	0.59	344	34.31	7.651	612	37.70
40.01 - 45.00	66	8,478,148.02	0.89	351	40.93	7.638	618	42.40
45.01 - 50.00	116	16,104,011.50	1.70	351	37.09	7.616	600	47.69
50.01 - 55.00	140	19,894,148.12	2.09	350	37.80	7.595	602	52.67
55.01 - 60.00	245	34,515,628.78	3.63	353	38.37	7.833	589	58.15
60.01 - 65.00	266	40,097,375.03	4.22	355	40.87	7.654	599	62.82
65.01 - 70.00	357	55,996,419.34	5.89	351	38.77	7.592	604	67.84
70.01 - 75.00	896	142,581,369.46	15.01	356	40.92	7.942	584	73.50
75.01 - 80.00	896	144,310,866.20	15.19	354	40.08	7.515	613	78.59
80.01 - 85.00	909	151,306,778.18	15.93	356	40.57	7.701	611	83.56
85.01 - 90.00	1,724	304,582,649.76	32.06	355	40.76	7.429	644	89.12
90.01 - 95.00	72	13,642,314.92	1.44	351	42.90	7.449	706	93.82
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	273	36,510,129.42	3.84	357	42.11	9.006	510	67.11
520 - 539	465	65,014,931.66	6.84	358	42.23	9.026	529	71.15
540 - 559	559	80,340,833.86	8.46	357	40.15	8.552	551	74.43
560 - 579	610	93,783,661.08	9.87	357	40.32	8.180	569	75.82
580 - 599	615	94,349,629.45	9.93	356	40.97	7.833	589	78.31
600 - 619	651	105,215,515.30	11.08	355	40.95	7.641	609	78.62
620 - 639	806	136,160,432.21	14.33	356	39.41	7.350	629	79.36
640 - 659	743	132,358,900.14	13.93	353	40.28	7.027	648	79.74
660 - 679	523	94,427,906.88	9.94	352	39.99	6.802	669	79.89
680 - 699	181	32,836,347.48	3.46	352	39.98	7.045	689	82.08
700 - 719	79	13,479,783.25	1.42	354	36.82	7.158	708	79.27
720 - 739	127	25,726,941.75	2.71	345	39.90	6.588	730	82.55
740 - 759	135	23,575,024.14	2.48	347	37.19	6.315	749	85.01
760 - 779	55	9,593,350.87	1.01	343	39.11	6.215	768	83.83
780 - 799	30	5,447,578.70	0.57	351	33.66	6.326	787	80.26
800 - 819	7	1,083,479.88	0.11	345	35.44	6.216	805	83.63
820 - 839	1	106,094.07	0.01	359	44.00	5.990	822	90.00
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	275	38,578,333.04	4.06	352	16.01	7.446	618	73.38
20.01 - 25.00	319	45,187,307.00	4.76	348	23.29	7.518	624	75.04
25.01 - 30.00	492	73,803,898.51	7.77	353	28.18	7.395	626	75.81
30.01 - 35.00	725	113,903,822.69	11.99	353	32.98	7.532	619	77.91
35.01 - 40.00	829	135,129,368.24	14.22	354	38.00	7.509	619	77.71
40.01 - 45.00	1,036	171,320,267.43	18.03	355	43.10	7.620	620	78.30
45.01 - 50.00	1,858	323,241,007.85	34.02	356	48.32	7.565	620	79.74
50.01 - 55.00	326	48,846,535.38	5.14	358	53.37	8.961	554	73.36
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	565	123,768,001.18	13.03	357	40.09	6.969	628	72.25
Florida	843	122,261,000.64	12.87	355	40.23	7.598	603	77.26
New Jersey	369	74,124,395.63	7.80	357	40.82	8.063	609	75.45
New York	332	71,386,936.80	7.51	355	41.33	7.805	619	72.49
Maryland	347	62,185,755.53	6.55	357	40.26	7.591	606	78.35
Pennsylvania	354	46,563,509.78	4.90	350	40.29	7.675	610	79.49
Massachusetts	200	46,224,032.28	4.87	358	40.62	6.498	632	80.25
Arizona	249	42,484,916.91	4.47	358	39.20	7.358	614	80.62
Illinois	268	39,217,398.19	4.13	356	41.09	8.753	608	79.23
Washington	144	26,781,968.85	2.82	353	39.58	7.373	628	81.78
Wisconsin	176	25,132,953.93	2.65	351	40.11	8.064	630	81.95
Texas	245	25,095,710.73	2.64	338	40.41	8.357	604	77.08
Michigan	176	22,746,914.68	2.39	356	39.10	7.531	628	83.05
Ohio	197	22,605,234.28	2.38	346	39.05	7.736	613	82.83
Minnesota	102	16,576,661.32	1.74	357	38.29	7.498	634	81.96
Georgia	119	15,545,002.96	1.64	348	41.01	8.427	626	83.80
Nevada	76	13,931,630.15	1.47	355	39.45	7.400	614	76.50
North Carolina	110	13,171,223.96	1.39	352	42.02	8.723	606	83.72
Hawaii	44	11,246,867.33	1.18	359	40.37	7.189	606	74.19
Connecticut	61	11,202,837.37	1.18	350	43.00	7.407	618	78.71
New Hampshire	57	11,036,726.35	1.16	356	41.18	7.426	616	78.63
Indiana	102	10,729,296.85	1.13	351	38.39	8.057	644	84.54
Missouri	94	10,461,109.27	1.10	340	39.36	7.656	613	82.27
Rhode Island	52	10,137,209.93	1.07	357	39.54	7.203	607	74.63
Colorado	58	9,484,856.23	1.00	357	41.55	7.415	649	83.00
South Carolina	66	8,139,963.16	0.86	348	39.18	8.625	611	78.99
Maine	63	8,073,575.86	0.85	353	42.59	8.200	601	77.01
Oregon	41	6,887,524.69	0.72	359	41.64	7.204	642	82.46
Delaware	33	5,157,629.47	0.54	354	35.98	7.310	612	76.99
Oklahoma	41	3,862,742.82	0.41	332	43.42	7.830	634	82.34
Mississippi	35	3,855,260.72	0.41	350	39.41	8.253	604	80.19
Iowa	34	3,814,018.88	0.40	348	38.45	7.785	637	85.82
Tennessee	26	3,481,708.42	0.37	356	39.89	7.135	671	84.02
Arkansas	30	3,193,155.41	0.34	359	37.75	8.397	616	84.07
Alabama	22	2,753,766.80	0.29	354	41.02	7.388	675	86.79
Louisiana	21	2,337,370.40	0.25	337	39.73	8.081	613	83.27
Kansas	20	2,089,998.07	0.22	359	37.86	8.699	619	84.63
Vermont	11	1,649,562.54	0.17	359	38.01	8.054	617	69.96
Washington DC	9	1,614,668.99	0.17	359	33.00	6.656	614	60.98
Idaho	11	1,593,622.06	0.17	349	43.00	7.550	617	84.08
Utah	10	1,549,390.66	0.16	343	42.48	7.195	653	86.64
South Dakota	10	1,318,471.02	0.14	359	38.42	7.690	637	86.85
Wyoming	10	1,119,643.95	0.12	359	40.05	8.137	622	84.45
Montana	5	1,005,047.57	0.11	359	32.48	7.151	594	74.70
Kentucky	11	936,615.14	0.10	317	40.99	7.560	669	76.67
New Mexico	6	746,105.83	0.08	359	38.80	7.784	650	86.43
Alaska	5	728,546.55	0.08	359	42.00	7.722	654	87.12
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	5,694	929,792,571.16	97.87	354	40.30	7.600	617	77.82
Non-Owner Occupied	130	15,584,380.86	1.64	356	37.41	8.419	640	79.83
Second Home	36	4,633,588.12	0.49	353	42.01	7.833	639	78.02
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,493	724,953,890.24	76.31	354	40.03	7.501	619	78.71
Limited Documentation	830	135,198,997.55	14.23	356	40.95	7.794	608	77.71
Stated Documentation	537	89,857,652.35	9.46	357	41.12	8.259	620	71.23
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	5,595	910,868,859.07	95.88	355	40.31	7.625	616	77.64
Refinance-Debt Consolidation No Cash Out***	265	39,141,681.07	4.12	352	39.33	7.362	647	82.87
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	370	67,555,365.62	7.11	346	38.14	6.401	747	83.40
7A	192	35,628,360.90	3.75	353	39.57	6.989	692	82.60
6A	478	87,886,808.35	9.25	351	40.14	6.715	669	80.33
5A	637	114,420,954.06	12.04	353	40.48	6.948	649	80.17
4A	648	111,651,000.28	11.75	355	39.33	7.181	633	79.56
3A	497	81,425,044.05	8.57	354	40.32	7.430	614	79.24
2A	711	113,602,935.16	11.96	356	40.51	7.690	606	79.11
A	984	154,181,979.37	16.23	357	39.83	7.986	573	77.19
B	721	97,886,681.56	10.30	357	41.48	9.021	551	73.43
C	532	74,097,325.03	7.80	357	42.42	8.963	543	68.63
D	90	11,674,085.76	1.23	358	41.55	9.286	523	56.34
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	4,892	779,899,706.32	82.09	354	40.21	7.621	616	78.12
PUD Detached	303	58,859,049.96	6.20	356	40.32	7.386	613	79.21
Two-Four Family	207	49,738,154.04	5.24	358	42.33	7.606	633	74.75
Condominium	210	33,162,391.84	3.49	356	39.13	7.530	627	77.64
Manufactured Housing	152	14,769,277.16	1.55	341	38.98	8.094	633	70.41
Single Family Attached	74	9,142,345.62	0.96	354	39.03	8.189	604	78.11
PUD Attached	22	4,439,615.20	0.47	359	40.61	7.489	608	74.38
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,400	399,365,035.67	42.04	356	40.74	8.002	611	77.58
12	125	27,322,388.84	2.88	349	39.63	6.896	647	72.26
24	8	795,054.59	0.08	335	41.01	8.708	618	81.50
30	28	5,142,397.32	0.54	349	43.51	7.763	608	84.42
36	3,299	517,385,663.72	54.46	354	39.90	7.350	620	78.29
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	5,860	950,010,540.14	100.00	354	40.26	7.614	617	77.86
Total:	**5,860**	**950,010,540.14**	**100**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	130	28,869,522.43	3.78	358	38.70	5.852	690	78.76
12.000 - 12.499	317	68,408,976.66	8.96	358	39.99	6.290	643	78.02
12.500 - 12.999	922	177,924,227.09	23.30	358	39.65	6.759	626	78.81
13.000 - 13.499	505	87,110,862.83	11.41	357	40.40	7.252	617	78.77
13.500 - 13.999	818	128,063,836.40	16.77	358	40.39	7.759	596	77.71
14.000 - 14.499	418	62,867,743.00	8.23	359	40.78	8.261	576	75.14
14.500 - 14.999	635	91,109,991.07	11.93	358	41.87	8.752	574	77.89
15.000 - 15.499	233	31,422,805.23	4.12	356	41.04	9.239	572	75.95
15.500 - 15.999	364	43,782,470.65	5.73	359	42.03	9.743	565	75.97
16.000 - 16.499	176	22,273,318.64	2.92	358	43.80	10.236	561	78.72
16.500 - 16.999	109	11,413,192.61	1.49	359	42.81	10.759	560	76.61
17.000 - 17.499	40	4,319,994.83	0.57	359	40.67	11.268	571	79.19
17.500 - 17.999	51	5,071,706.21	0.66	359	43.23	11.742	556	78.96
18.000 - 18.499	4	514,896.22	0.07	359	46.13	12.164	559	76.15
18.500 - 18.999	2	266,948.05	0.03	359	45.75	12.592	560	79.29
19.000 - 19.499	1	63,985.85	0.01	359	3.00	13.150	569	84.21
19.500 - 19.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	130	28,869,522.43	3.78	358	38.70	5.852	690	78.76
6.000 - 6.499	317	68,408,976.66	8.96	358	39.99	6.290	643	78.02
6.500 - 6.999	922	177,924,227.09	23.30	358	39.65	6.759	626	78.81
7.000 - 7.499	505	87,110,862.83	11.41	357	40.40	7.252	617	78.77
7.500 - 7.999	818	128,063,836.40	16.77	358	40.39	7.759	596	77.71
8.000 - 8.499	418	62,867,743.00	8.23	359	40.78	8.261	576	75.14
8.500 - 8.999	635	91,109,991.07	11.93	358	41.87	8.752	574	77.89
9.000 - 9.499	233	31,422,805.23	4.12	356	41.04	9.239	572	75.95
9.500 - 9.999	364	43,782,470.65	5.73	359	42.03	9.743	565	75.97
10.000 - 10.499	176	22,273,318.64	2.92	358	43.80	10.236	561	78.72
10.500 - 10.999	109	11,413,192.61	1.49	359	42.81	10.759	560	76.61
11.000 - 11.499	40	4,319,994.83	0.57	359	40.67	11.268	571	79.19
11.500 - 11.999	51	5,071,706.21	0.66	359	43.23	11.742	556	78.96
12.000 - 12.499	4	514,896.22	0.07	359	46.13	12.164	559	76.15
12.500 - 12.999	2	266,948.05	0.03	359	45.75	12.592	560	79.29
13.000 - 13.499	1	63,985.85	0.01	359	3.00	13.150	569	84.21
13.500 - 13.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000 - 2.249	1	217,000.00	0.03	359	19.00	6.950	667	89.49
2.750 - 2.999	67	12,627,452.61	1.65	359	37.40	6.106	747	87.84
3.000 - 3.249	135	30,935,039.11	4.05	359	40.49	6.472	613	81.25
3.250 - 3.499	2	451,742.06	0.06	359	38.55	6.691	719	88.79
3.500 - 3.749	1	327,886.91	0.04	358	44.00	6.350	613	90.00
3.750 - 3.999	1	99,000.00	0.01	359	13.00	6.900	628	82.50
4.000 - 4.249	42	5,921,514.39	0.78	350	41.69	8.660	598	75.63
4.250 - 4.499	203	29,217,705.76	3.83	358	41.59	8.990	598	79.13
4.500 - 4.749	9	1,422,151.00	0.19	359	39.26	7.117	698	83.53
4.750 - 4.999	55	10,899,230.23	1.43	356	40.94	6.999	723	81.10
5.000 - 5.249	130	23,694,370.26	3.10	359	39.36	7.047	682	83.57
5.250 - 5.499	272	50,863,811.16	6.66	358	40.57	6.779	663	81.24
5.500 - 5.749	425	76,565,662.58	10.03	358	40.87	7.019	644	81.24
5.750 - 5.999	520	88,019,210.01	11.53	358	39.14	7.247	625	79.45
6.000 - 6.249	992	161,092,546.51	21.10	358	40.39	7.605	604	79.24
6.250 - 6.499	804	123,225,192.53	16.14	358	40.37	8.158	570	76.35
6.500 - 6.749	626	85,535,570.17	11.20	358	41.59	8.927	549	72.88
6.750 - 6.999	441	62,429,381.30	8.18	358	42.77	9.052	539	67.37
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 2007	2	171,189.16	0.02	354	43.30	7.313	614	53.09
April 2007	2	260,222.79	0.03	355	48.70	8.695	532	70.66
May 2007	4	430,650.14	0.06	356	42.41	8.985	556	77.88
July 2007	47	8,159,145.57	1.07	358	41.35	7.457	617	83.33
August 2007	3,813	617,441,351.95	80.87	358	40.77	7.884	599	77.38
September 2007	10	1,086,576.00	0.14	360	41.17	8.476	594	80.38
July 2008	13	2,306,060.40	0.30	358	41.16	6.914	635	74.61
August 2008	813	129,750,050.33	16.99	358	39.82	7.284	622	79.39
September 2008	6	907,712.00	0.12	360	44.31	6.863	655	78.60
August 2010	16	3,031,508.25	0.40	359	36.93	6.162	751	88.80
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,710	760,512,958.34	99.60	358	40.62	7.774	603	77.78
6.000	16	3,031,508.25	0.40	359	36.93	6.162	751	88.80
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,726	763,544,466.59	100.00	358	40.61	7.768	604	77.82
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	4,667	756,917,439.15	79.67	354	40.56	7.711	614	78.33
Insured AVM	1,193	193,093,100.99	20.33	357	39.09	7.234	630	76.00
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,107		
Aggregate Current Principal Balance:	$466,180,818.71		
Average Current Principal Balance:	$221,253.35		$59,798.04 - $892,000.00
Aggregate Original Principal Balance:	$466,477,196.00		
Average Original Principal Balance:	$221,394.02		$60,000.00 - $892,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.622%		5.500% - 14.150%
Wtd. Avg. Original Term to Maturity (months):	355		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	354		119 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.699%		2.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.860%		11.500% - 20.150%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.860%		5.500% - 14.150%
Wtd. Avg. Original LTV:	79.00%		17.50% - 95.00%
Wtd. Avg. Borrower FICO:	621		500 - 821
Geographic Distribution (Top 5):	CA	22.94%	
	NY	11.64%	
	FL	10.55%	
	NJ	7.86%	
	MA	5.64%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	1,164	235,127,067.25	50.44	358	41.68	8.269	582	77.45
2Yr/6 Mo Libor (IO)	143	59,821,568.00	12.83	359	41.64	6.906	657	82.09
3Yr/6 Mo Libor	169	31,081,105.43	6.67	356	39.83	7.644	595	77.63
3Yr/6 Mo Libor (IO)	47	20,275,028.00	4.35	359	42.35	6.553	683	83.64
5Yr/6 Mo Libor	6	1,522,245.28	0.33	359	40.79	6.025	741	88.12
5Yr/6 Mo Libor (IO)	5	1,828,933.00	0.39	359	43.38	6.223	758	89.11
Fixed	508	92,202,231.75	19.78	336	39.54	6.987	672	79.44
Fixed (IO)	65	24,322,640.00	5.22	359	40.79	6.605	684	81.29
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	511	39,410,968.00	8.45	341	38.88	8.728	598	73.49
100,000.01 - 150,000.00	504	62,503,741.00	13.40	350	39.70	8.122	604	78.15
150,000.01 - 200,000.00	279	48,483,624.00	10.39	355	41.15	8.147	602	77.77
200,000.01 - 250,000.00	149	33,339,413.00	7.15	349	42.39	8.058	599	77.20
250,000.01 - 300,000.00	93	25,193,021.00	5.40	354	42.76	7.899	609	78.69
300,000.01 - 350,000.00	64	20,839,400.00	4.47	356	41.94	7.587	617	81.90
350,000.01 - 400,000.00	157	58,920,305.00	12.63	358	41.31	7.222	627	80.31
400,000.01 - 450,000.00	121	51,561,903.00	11.05	358	41.05	7.150	631	80.71
450,000.01 - 500,000.00	96	45,545,211.00	9.76	359	42.01	7.094	644	80.73
500,000.01 - 550,000.00	43	22,799,626.00	4.89	355	41.44	7.104	652	81.40
550,000.01 - 600,000.00	36	20,918,947.00	4.48	359	40.18	7.194	640	82.43
600,000.01 - 650,000.00	20	12,630,004.00	2.71	353	42.96	6.752	664	80.40
650,000.01 - 700,000.00	15	10,084,983.00	2.16	359	41.28	6.790	643	78.79
700,000.01 - 750,000.00	17	12,529,050.00	2.69	359	41.20	7.017	647	74.95
800,000.01 - 850,000.00	1	825,000.00	0.18	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.19	359	49.00	6.750	646	80.00
Total:	**2,107**	**466,477,196.00**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	511	39,377,339.15	8.45	341	38.88	8.729	598	73.49
100,000.01 - 150,000.00	504	62,453,717.63	13.40	350	39.70	8.122	604	78.15
150,000.01 - 200,000.00	279	48,449,285.45	10.39	355	41.15	8.147	602	77.77
200,000.01 - 250,000.00	149	33,311,010.14	7.15	349	42.39	8.059	599	77.20
250,000.01 - 300,000.00	93	25,173,597.52	5.40	354	42.77	7.899	609	78.69
300,000.01 - 350,000.00	64	20,823,296.52	4.47	356	41.94	7.587	617	81.90
350,000.01 - 400,000.00	157	58,890,245.61	12.63	358	41.31	7.222	627	80.31
400,000.01 - 450,000.00	121	51,536,631.59	11.06	358	41.05	7.150	631	80.71
450,000.01 - 500,000.00	96	45,527,742.72	9.77	359	42.01	7.094	644	80.73
500,000.01 - 550,000.00	43	22,785,798.33	4.89	355	41.44	7.104	652	81.40
550,000.01 - 600,000.00	37	21,507,517.85	4.61	359	39.70	7.166	640	82.38
600,000.01 - 650,000.00	19	12,024,857.21	2.58	353	43.95	6.780	666	80.39
650,000.01 - 700,000.00	15	10,080,380.35	2.16	359	41.28	6.790	643	78.79
700,000.01 - 750,000.00	17	12,522,398.64	2.69	359	41.20	7.017	647	74.95
800,000.01 - 850,000.00	1	825,000.00	0.18	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.19	359	49.00	6.750	646	80.00
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 – 120	5	503,680.51	0.11	119	47.20	8.799	590	61.98
121 – 180	72	8,212,999.83	1.76	179	35.88	6.922	679	76.95
181 – 240	29	4,475,771.20	0.96	239	41.09	7.212	654	78.15
241 – 300	13	2,180,838.41	0.470	299	40.19	6.741	710	73.94
301 – 360	1,988	450,807,528.76	96.70	359	41.21	7.642	620	79.09
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	96	32,773,161.56	7.03	341	39.83	5.865	714	78.15
6.000 - 6.499	222	72,047,182.06	15.45	355	40.30	6.279	674	79.98
6.500 - 6.999	348	99,194,257.47	21.28	354	40.98	6.754	639	81.00
7.000 - 7.499	195	47,853,032.57	10.26	355	41.15	7.252	628	80.73
7.500 - 7.999	335	64,200,907.52	13.77	356	40.65	7.742	602	78.45
8.000 - 8.499	140	28,559,948.63	6.13	356	40.18	8.255	596	77.61
8.500 - 8.999	277	46,136,883.51	9.90	355	41.55	8.749	571	77.04
9.000 - 9.499	112	17,110,900.99	3.67	356	43.12	9.250	561	75.07
9.500 - 9.999	173	29,216,405.94	6.27	356	43.29	9.714	567	77.78
10.000 - 10.499	83	13,501,321.00	2.90	358	41.70	10.247	557	77.85
10.500 - 10.999	62	7,611,213.51	1.63	354	43.74	10.730	555	75.42
11.000 - 11.499	19	2,470,701.83	0.53	356	42.24	11.271	561	78.84
11.500 - 11.999	39	4,768,076.48	1.02	357	44.79	11.712	550	77.24
12.000 - 12.499	3	437,183.65	0.09	359	42.91	12.327	539	80.48
12.500 - 12.999	1	172,208.79	0.04	359	50.00	12.800	527	65.00
13.000 - 13.499	1	61,986.60	0.01	359	50.00	13.250	505	51.67
14.000 - 14.499	1	65,446.60	0.01	358	49.00	14.150	522	80.00
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	12	839,485.18	0.18	336	40.16	8.642	591	21.13
25.01 - 30.00	3	364,745.28	0.08	293	32.57	7.093	643	28.99
30.01 - 35.00	10	880,669.68	0.19	320	40.02	9.594	565	32.88
35.01 - 40.00	16	1,629,955.55	0.35	333	39.48	8.130	621	38.08
40.01 - 45.00	21	3,665,599.53	0.79	342	38.05	7.634	602	43.36
45.01 - 50.00	30	4,291,639.60	0.92	357	40.90	7.740	602	47.89
50.01 - 55.00	46	6,525,080.42	1.40	344	40.03	8.060	576	53.30
55.01 - 60.00	83	13,053,094.78	2.80	352	38.64	8.274	591	58.43
60.01 - 65.00	95	18,542,880.49	3.98	355	39.11	7.802	595	63.21
65.01 - 70.00	132	29,315,282.27	6.29	355	42.01	7.679	596	67.93
70.01 - 75.00	311	61,161,862.04	13.12	357	42.16	8.196	583	73.58
75.01 - 80.00	421	101,927,262.76	21.86	356	40.85	7.311	626	78.87
80.01 - 85.00	316	81,772,836.20	17.54	355	41.31	7.575	623	83.70
85.01 - 90.00	598	140,542,398.58	30.15	353	41.30	7.484	648	89.16
90.01 - 95.00	13	1,668,026.35	0.36	359	36.09	7.428	710	94.28
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	138	20,081,800.88	4.31	358	41.23	9.320	508	67.37
520 - 539	214	37,550,288.29	8.05	358	44.39	9.104	529	72.31
540 - 559	198	36,178,746.53	7.76	355	42.42	8.776	551	76.87
560 - 579	201	37,932,951.96	8.14	357	42.59	8.470	569	78.45
580 - 599	220	46,612,533.59	10.00	357	40.66	7.954	589	78.82
600 - 619	210	45,040,401.39	9.66	356	41.94	7.675	609	79.00
620 - 639	229	57,771,397.48	12.39	355	39.65	7.388	629	82.18
640 - 659	257	65,432,719.87	14.04	352	40.42	6.939	649	80.44
660 - 679	178	48,858,796.67	10.48	356	40.17	6.686	669	80.67
680 - 699	69	19,989,078.68	4.29	353	40.34	6.877	689	81.17
700 - 719	30	7,286,280.72	1.56	348	41.06	6.771	709	80.29
720 - 739	60	15,113,744.05	3.24	347	39.76	6.304	731	83.96
740 - 759	43	11,909,692.47	2.55	347	43.24	6.458	750	84.92
760 - 779	40	11,515,595.18	2.47	338	37.71	6.356	768	81.27
780 - 799	15	3,333,891.36	0.72	338	37.88	5.943	788	80.67
800 - 819	4	1,267,565.31	0.27	330	40.03	5.905	805	78.34
820 - 839	1	305,334.28	0.07	298	24.00	6.150	821	87.50
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	88	18,163,807.16	3.90	355	14.04	7.705	624	77.15
20.01 - 25.00	100	23,311,185.23	5.00	349	23.52	7.348	626	77.25
25.01 - 30.00	173	31,664,852.32	6.79	351	28.19	7.450	636	76.60
30.01 - 35.00	216	41,185,564.93	8.83	351	33.12	7.466	626	79.55
35.01 - 40.00	298	63,731,607.14	13.67	354	38.14	7.646	622	79.43
40.01 - 45.00	406	84,384,069.23	18.10	355	43.19	7.570	623	79.76
45.01 - 50.00	666	166,970,469.17	35.82	355	48.32	7.524	627	80.17
50.01 - 55.00	160	36,769,263.53	7.89	357	53.40	8.600	569	74.67
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	266	106,928,911.37	22.94	358	41.36	7.004	634	78.85
New York	181	54,286,087.31	11.64	356	42.21	7.641	628	76.94
Florida	289	49,172,710.61	10.55	353	40.89	7.681	609	76.83
New Jersey	145	36,664,999.85	7.86	357	39.77	8.412	599	76.22
Massachusetts	73	26,313,211.33	5.64	358	41.17	6.381	635	83.99
Maryland	105	23,171,268.20	4.97	357	42.18	7.958	602	79.79
Illinois	90	18,514,785.53	3.97	358	41.87	8.919	600	79.48
Pennsylvania	92	13,502,352.23	2.90	352	39.02	7.532	621	78.02
Washington	51	13,041,465.56	2.80	357	38.85	7.244	645	80.04
Arizona	63	11,815,139.56	2.53	358	40.44	7.605	612	77.62
Texas	90	10,495,368.12	2.25	334	41.87	8.647	597	76.31
Ohio	73	9,337,946.91	2.00	350	39.59	7.783	622	82.87
Connecticut	36	8,990,676.50	1.93	352	44.54	8.028	605	81.46
Wisconsin	58	8,229,860.13	1.77	345	42.87	8.071	625	83.35
Michigan	60	7,311,435.03	1.57	353	40.52	7.694	623	82.09
North Carolina	48	7,024,169.70	1.51	345	42.23	8.395	615	81.81
Georgia	39	6,599,899.32	1.42	356	42.76	8.495	610	81.22
Nevada	22	6,086,693.69	1.31	359	36.36	7.234	625	74.77
Minnesota	26	4,806,453.42	1.03	343	41.71	7.584	635	84.59
Indiana	37	4,474,444.53	0.96	346	38.13	8.079	621	82.53
Colorado	19	3,994,940.70	0.86	341	42.37	7.792	632	80.53
Maine	24	3,990,037.11	0.86	346	37.09	7.864	643	80.76
Rhode Island	14	3,884,716.13	0.83	359	47.59	7.569	612	79.92
Missouri	25	3,264,189.63	0.70	349	36.53	7.613	635	82.43
South Carolina	23	2,644,913.59	0.57	352	39.84	8.756	616	80.08
Oregon	14	2,584,335.68	0.55	359	43.56	7.377	656	78.75
New Hampshire	14	2,201,625.84	0.47	353	40.83	7.376	621	75.20
Mississippi	18	2,035,104.87	0.44	326	40.39	7.988	631	82.13
Alabama	14	1,968,594.56	0.42	336	38.98	7.494	658	79.93
Hawaii	5	1,645,464.07	0.35	354	44.36	7.597	643	76.41
Oklahoma	16	1,423,326.57	0.31	352	42.87	8.430	594	79.15
Louisiana	12	1,364,658.36	0.29	332	37.69	7.756	620	81.55
Kansas	11	1,015,489.48	0.22	345	44.07	8.731	609	84.19
Delaware	7	952,063.39	0.20	359	44.27	8.259	580	83.08
Tennessee	6	910,504.63	0.20	359	41.67	7.365	704	86.97
Kentucky	3	840,150.80	0.18	179	28.90	6.206	693	84.84
Arkansas	10	823,074.23	0.18	328	35.99	10.246	609	83.00
Washington DC	2	662,871.39	0.14	359	36.02	7.499	596	75.85
Utah	5	632,559.16	0.14	339	37.55	6.479	704	81.92
Iowa	5	503,655.95	0.11	359	42.01	9.740	554	77.70
Alaska	2	475,757.71	0.10	359	50.17	8.634	553	75.22
Idaho	4	437,603.45	0.09	359	38.69	7.803	592	78.06
North Dakota	2	305,767.05	0.07	359	39.15	8.304	644	87.98
Wyoming	2	279,954.88	0.06	359	41.00	9.592	604	77.12
New Mexico	3	222,207.11	0.05	294	45.86	9.383	619	80.15
Montana	2	207,773.47	0.04	359	42.27	8.508	584	88.16
Vermont	1	141,600.00	0.03	359	23.00	6.450	670	80.00
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	2,035	454,016,867.83	97.39	354	41.26	7.607	621	78.96
Non-Owner Occupied	48	7,866,556.44	1.69	348	32.88	8.392	647	78.48
Second Home	24	4,297,394.44	0.92	357	40.56	7.828	662	83.81
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	1,610	357,604,112.43	76.71	353	40.92	7.448	625	79.57
Limited Documentation	293	61,528,300.65	13.20	355	40.62	7.903	606	78.96
Stated Documentation	204	47,048,405.63	10.09	358	43.27	8.579	612	74.71
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,843	418,566,171.39	89.79	354	41.12	7.660	618	78.71
Refinance-Debt Consolidation No Cash Out***	89	16,451,699.80	3.53	349	41.04	7.099	658	82.10
Purchase	175	31,162,947.52	6.68	359	41.06	7.387	643	81.22
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	173	46,378,140.92	9.95	343	39.66	6.337	751	82.77
7A	78	22,201,992.96	4.76	353	41.07	6.801	692	81.30
6A	167	46,440,463.37	9.96	356	40.02	6.625	669	80.58
5A	230	59,403,083.92	12.74	351	41.19	6.844	649	80.36
4A	194	50,329,338.63	10.80	354	39.85	7.238	631	82.70
3A	175	39,438,081.27	8.46	356	41.79	7.530	613	79.58
2A	198	42,391,047.53	9.09	356	39.92	7.751	602	80.43
A	340	69,558,684.60	14.92	357	41.12	8.270	574	79.63
B	291	48,848,844.23	10.48	357	44.88	9.159	546	74.10
C	220	35,234,143.02	7.56	358	42.22	9.215	533	69.81
D	41	5,956,998.26	1.28	359	37.77	9.545	523	57.18
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	1,771	396,117,791.99	84.97	354	41.06	7.596	622	79.26
PUD Detached	113	32,241,154.42	6.92	356	41.33	7.511	618	78.51
Two-Four Family	52	10,915,713.93	2.34	359	45.44	8.469	599	73.94
Condominium	73	16,055,993.46	3.44	358	40.64	7.566	620	80.83
Manufactured Housing	66	6,211,764.63	1.33	349	39.06	8.328	624	69.51
Single Family Attached	27	3,726,989.52	0.80	353	39.87	7.913	612	78.62
PUD Attached	5	911,410.76	0.20	359	35.71	7.494	640	80.67
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	935	206,416,053.75	44.28	357	41.45	8.087	610	78.94
12	67	20,311,619.00	4.36	350	42.31	6.724	671	77.63
24	4	2,308,936.27	0.50	359	44.99	7.303	631	83.38
30	12	3,234,638.45	0.69	351	41.77	7.602	609	80.48
36	1,089	233,909,571.24	50.18	352	40.67	7.293	627	79.11
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	1,610	233,250,304.17	50.03	350	40.92	8.145	604	77.56
Non-Conforming	497	232,930,514.54	49.97	358	41.31	7.098	639	80.44
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	41	16,092,074.42	4.60	359	41.22	5.847	683	80.86
12.000 - 12.499	108	39,914,625.22	11.42	358	40.66	6.281	657	80.71
12.500 - 12.999	223	70,459,228.78	20.15	358	41.04	6.764	626	79.79
13.000 - 13.499	120	33,563,298.62	9.60	359	41.98	7.241	617	80.55
13.500 - 13.999	249	53,344,203.24	15.26	358	40.89	7.743	595	78.15
14.000 - 14.499	111	23,867,505.99	6.83	358	40.76	8.255	591	77.46
14.500 - 14.999	234	40,951,069.84	11.71	359	41.57	8.753	566	76.96
15.000 - 15.499	100	16,082,999.09	4.60	358	43.25	9.249	560	75.32
15.500 - 15.999	158	27,737,603.23	7.93	359	43.48	9.710	565	77.99
16.000 - 16.499	77	12,993,046.51	3.72	359	41.63	10.247	557	78.07
16.500 - 16.999	57	7,212,318.61	2.06	357	43.59	10.730	555	75.40
17.000 - 17.499	17	2,333,009.50	0.67	359	42.38	11.280	561	79.37
17.500 - 17.999	33	4,368,138.27	1.25	359	44.97	11.714	551	77.29
18.000 - 18.499	3	437,183.65	0.13	359	42.91	12.327	539	80.48
18.500 - 18.999	1	172,208.79	0.05	359	50.00	12.800	527	65.00
19.000 - 19.499	1	61,986.60	0.02	359	50.00	13.250	505	51.67
20.000 - 20.499	1	65,446.60	0.02	358	49.00	14.150	522	80.00
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	**7.860**	**604**	**78.73**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	41	16,092,074.42	4.60	359	41.22	5.847	683	80.86
6.000 - 6.499	108	39,914,625.22	11.42	358	40.66	6.281	657	80.71
6.500 - 6.999	223	70,459,228.78	20.15	358	41.04	6.764	626	79.79
7.000 - 7.499	120	33,563,298.62	9.60	359	41.98	7.241	617	80.55
7.500 - 7.999	249	53,344,203.24	15.26	358	40.89	7.743	595	78.15
8.000 - 8.499	111	23,867,505.99	6.83	358	40.76	8.255	591	77.46
8.500 - 8.999	234	40,951,069.84	11.71	359	41.57	8.753	566	76.96
9.000 - 9.499	100	16,082,999.09	4.60	358	43.25	9.249	560	75.32
9.500 - 9.999	158	27,737,603.23	7.93	359	43.48	9.710	565	77.99
10.000 - 10.499	77	12,993,046.51	3.72	359	41.63	10.247	557	78.07
10.500 - 10.999	57	7,212,318.61	2.06	357	43.59	10.730	555	75.40
11.000 - 11.499	17	2,333,009.50	0.67	359	42.38	11.280	561	79.37
11.500 - 11.999	33	4,368,138.27	1.25	359	44.97	11.714	551	77.29
12.000 - 12.499	3	437,183.65	0.13	359	42.91	12.327	539	80.48
12.500 - 12.999	1	172,208.79	0.05	359	50.00	12.800	527	65.00
13.000 - 13.499	1	61,986.60	0.02	359	50.00	13.250	505	51.67
14.000 - 14.499	1	65,446.60	0.02	358	49.00	14.150	522	80.00
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	**7.860**	**604**	**78.73**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP II COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.750 - 2.999	24	8,788,921.34	2.51	359	39.06	6.733	747	88.83
3.000 - 3.249	44	18,317,821.82	5.24	358	40.29	6.458	621	84.05
3.250 - 3.499	2	621,279.59	0.18	358	43.74	6.095	637	89.77
3.750 - 3.999	1	151,886.06	0.04	359	50.00	7.450	620	80.00
4.000 - 4.249	12	2,285,680.99	0.65	359	35.86	9.405	581	79.23
4.250 - 4.499	59	11,633,314.00	3.33	359	43.34	9.266	584	78.42
4.500 - 4.749	4	1,071,192.42	0.31	359	40.78	6.976	673	88.67
4.750 - 4.999	16	5,810,340.38	1.66	359	40.59	6.958	735	83.48
5.000 - 5.249	34	12,640,265.68	3.62	358	39.17	6.851	684	80.68
5.250 - 5.499	87	25,681,972.65	7.34	359	41.50	6.702	666	81.65
5.500 - 5.749	102	29,483,319.12	8.43	359	40.28	6.968	645	79.84
5.750 - 5.999	137	39,747,977.73	11.37	358	41.28	7.231	622	81.33
6.000 - 6.249	282	63,403,823.05	18.13	359	41.40	7.656	604	80.27
6.250 - 6.499	293	58,863,530.27	16.83	358	41.83	8.429	568	78.64
6.500 - 6.749	249	40,951,244.12	11.71	359	44.42	9.171	543	73.04
6.750 - 6.999	188	30,203,377.74	8.64	359	41.44	9.273	531	67.97
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	**7.860**	**604**	**78.73**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 2007	2	277,333.11	0.08	354	52.00	10.106	560	60.69
April 2007	4	446,452.61	0.13	355	50.63	9.895	546	83.50
July 2007	21	6,130,049.93	1.75	358	42.55	7.736	604	80.46
August 2007	1,276	287,275,499.60	82.16	359	41.63	7.995	597	78.35
September 2007	4	819,300.00	0.23	360	41.65	7.310	598	80.17
July 2008	3	529,988.24	0.15	358	39.70	7.093	597	68.25
August 2008	212	50,724,824.19	14.51	357	40.84	7.212	630	80.16
September 2008	1	101,321.00	0.03	360	40.00	8.450	558	63.33
August 2010	11	3,351,178.28	0.96	359	42.20	6.133	751	88.66
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	**7.860**	**604**	**78.73**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	1,523	346,304,768.68	99.04	358	41.55	7.877	602	78.63
6.000	11	3,351,178.28	0.96	359	42.20	6.133	751	88.66
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	**7.860**	**604**	**78.73**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	1,534	349,655,946.96	100.00	358	41.55	7.86	604	78.73
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	**7.86**	**604**	**78.73**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	1,830	410,963,507.69	88.16	354	41.37	7.676	618	79.14
Insured AVM	277	55,217,311.02	11.84	353	39.20	7.217	643	77.98
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.622**	**621**	**79.00**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	1,150		
Aggregate Current Principal Balance:	$292,371,800.93		
Average Current Principal Balance:	$254,236.35		$60,000.00 - $892,000.00
Aggregate Original Principal Balance:	$292,372,716.00		
Average Original Principal Balance:	$254,237.14		$60,000.00 - $892,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	6.834%		5.500% - 11.990%
Wtd. Avg. Original Term to Maturity (months):	360		360 - 360
Wtd. Avg. Remaining Term to Maturity (months):	359		358 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.084%		2.102% - 6.000%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	12.858%		11.500% - 17.990%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.858%		5.500% - 11.990%
Wtd. Avg. Original LTV:	81.36%		16.78% - 95.00%
Wtd. Avg. Borrower FICO:	666		620 - 807
Geographic Distribution (Top 5):	CA	33.15%	
	MA	9.20%	
	FL	8.27%	
	NY	7.07%	
	NJ	5.92%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor (IO)	626	161,141,711.68	55.12	359	40.80	6.977	655	81.35
3Yr/6 Mo Libor (IO)	240	60,461,072.00	20.68	359	41.09	6.583	676	82.81
5Yr/6 Mo Libor (IO)	15	3,758,693.00	1.29	359	39.54	6.210	756	88.99
Fixed (IO)	269	67,010,324.25	22.92	359	39.96	6.753	678	79.65
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	76	6,352,325.00	2.17	359	37.03	7.604	654	76.51
100,000.01 - 150,000.00	190	24,333,200.00	8.32	359	39.00	7.054	658	79.90
150,000.01 - 200,000.00	223	39,012,596.00	13.34	359	40.16	7.069	660	80.07
200,000.01 - 250,000.00	166	36,846,505.00	12.60	359	39.99	6.959	661	80.48
250,000.01 - 300,000.00	145	39,881,216.00	13.64	359	41.04	6.669	664	81.26
300,000.01 - 350,000.00	116	37,422,600.00	12.80	359	40.48	6.671	676	81.61
350,000.01 - 400,000.00	74	27,474,678.00	9.40	359	40.11	6.696	670	82.47
400,000.01 - 450,000.00	53	22,544,919.00	7.71	359	41.54	6.677	674	82.04
450,000.01 - 500,000.00	50	23,640,301.00	8.09	359	41.15	6.818	660	82.98
500,000.01 - 550,000.00	17	8,995,300.00	3.08	359	41.90	6.722	680	85.00
550,000.01 - 600,000.00	14	8,128,195.00	2.78	359	44.48	6.740	661	86.05
600,000.01 - 650,000.00	11	6,962,999.00	2.38	359	43.41	6.634	677	79.93
650,000.01 - 700,000.00	7	4,643,383.00	1.59	359	44.88	6.655	666	82.16
700,000.01 - 750,000.00	6	4,417,499.00	1.51	359	37.90	7.005	690	80.82
800,000.01 - 850,000.00	1	825,000.00	0.28	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.31	359	49.00	6.750	646	80.00
Total:	**1,150**	**292,372,716.00**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	76	6,352,186.25	2.17	359	37.03	7.604	654	76.51
100,000.01 - 150,000.00	190	24,332,974.00	8.32	359	39.00	7.054	658	79.90
150,000.01 - 200,000.00	223	39,012,245.68	13.34	359	40.16	7.069	660	80.07
200,000.01 - 250,000.00	166	36,846,305.00	12.60	359	39.99	6.959	661	80.48
250,000.01 - 300,000.00	145	39,881,216.00	13.64	359	41.04	6.669	664	81.26
300,000.01 - 350,000.00	116	37,422,600.00	12.80	359	40.48	6.671	676	81.61
350,000.01 - 400,000.00	74	27,474,678.00	9.40	359	40.11	6.696	670	82.47
400,000.01 - 450,000.00	53	22,544,919.00	7.71	359	41.54	6.677	674	82.04
450,000.01 - 500,000.00	50	23,640,301.00	8.09	359	41.15	6.818	660	82.98
500,000.01 - 550,000.00	17	8,995,300.00	3.08	359	41.90	6.722	680	85.00
550,000.01 - 600,000.00	14	8,128,195.00	2.78	359	44.48	6.740	661	86.05
600,000.01 - 650,000.00	11	6,962,999.00	2.38	359	43.41	6.634	677	79.93
650,000.01 - 700,000.00	7	4,643,383.00	1.59	359	44.88	6.655	666	82.16
700,000.01 - 750,000.00	6	4,417,499.00	1.51	359	37.90	7.005	690	80.82
800,000.01 - 850,000.00	1	825,000.00	0.28	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.31	359	49.00	6.750	646	80.00
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
301 - 360	1,150	292,371,800.93	100.00	359	40.65	6.834	666	81.36
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	125	37,611,989.00	12.86	359	40.47	5.868	701	78.40
6.000 - 6.499	232	67,409,668.68	23.06	359	40.39	6.290	673	79.59
6.500 - 6.999	379	96,430,785.00	32.98	359	40.85	6.744	661	81.64
7.000 - 7.499	169	40,541,582.25	13.87	359	41.21	7.228	647	82.25
7.500 - 7.999	144	29,285,519.00	10.02	359	39.98	7.703	654	84.12
8.000 - 8.499	49	10,169,099.00	3.48	359	38.32	8.274	669	84.72
8.500 - 8.999	29	5,703,528.00	1.95	359	42.72	8.648	644	85.28
9.000 - 9.499	7	1,502,000.00	0.51	359	41.94	9.263	693	89.47
9.500 - 9.999	11	2,741,130.00	0.94	359	43.58	9.745	642	86.39
10.000 - 10.499	3	561,000.00	0.19	359	45.96	10.269	651	82.48
10.500 - 10.999	1	243,000.00	0.08	359	48.00	10.85	636	90.00
11.500 - 11.999	1	172,500.00	0.06	359	40.00	11.99	646	89.99
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	5	379,031.00	0.13	359	38.66	7.292	652	20.26
25.01 - 30.00	5	757,000.00	0.26	359	39.06	7.269	638	27.64
30.01 - 35.00	3	413,000.00	0.14	359	40.84	6.902	652	32.78
35.01 - 40.00	9	1,454,000.00	0.50	359	38.71	6.504	674	37.81
40.01 - 45.00	11	2,080,769.00	0.71	359	43.86	6.600	683	42.28
45.01 - 50.00	18	3,182,958.00	1.09	359	38.48	6.600	663	47.61
50.01 - 55.00	15	3,265,211.00	1.12	359	35.93	6.512	662	52.91
55.01 - 60.00	18	3,734,083.00	1.28	359	36.09	6.662	680	58.05
60.01 - 65.00	27	5,942,276.00	2.03	359	40.26	6.763	657	62.55
65.01 - 70.00	51	15,384,488.00	5.26	359	40.90	6.687	661	67.59
70.01 - 75.00	96	23,947,712.00	8.19	359	40.23	6.514	669	73.03
75.01 - 80.00	173	45,880,960.68	15.69	359	40.40	6.679	663	78.66
80.01 - 85.00	189	55,557,327.25	19.00	359	40.64	6.742	663	83.44
85.01 - 90.00	504	124,143,835.00	42.46	359	40.97	7.026	667	89.17
90.01 - 95.00	26	6,249,150.00	2.14	359	43.67	7.114	708	93.79
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
620 - 639	327	76,532,963.25	26.18	359	40.09	7.193	629	81.08
640 - 659	333	83,555,391.68	28.58	359	41.58	6.858	649	80.85
660 - 679	248	63,112,170.00	21.59	359	40.90	6.637	670	81.37
680 - 699	86	24,614,780.00	8.42	359	40.86	6.789	690	82.09
700 - 719	29	8,546,581.00	2.92	359	38.37	6.866	707	82.09
720 - 739	44	12,239,135.00	4.19	359	41.07	6.524	731	81.72
740 - 759	41	11,621,172.00	3.97	359	41.10	6.331	749	85.14
760 - 779	28	7,855,357.00	2.69	359	36.28	6.518	766	81.23
780 - 799	11	3,314,201.00	1.13	359	35.11	5.969	791	80.36
800 - 819	3	980,050.00	0.34	359	47.76	5.730	804	77.04
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	48	10,376,300.00	3.55	359	15.69	6.963	669	79.92
20.01 - 25.00	42	9,815,055.00	3.36	359	23.42	6.689	670	80.24
25.01 - 30.00	94	21,581,037.00	7.38	359	28.32	6.709	674	79.21
30.01 - 35.00	129	31,121,969.68	10.64	359	33.03	6.803	664	81.95
35.01 - 40.00	188	46,039,712.00	15.75	359	37.95	6.846	665	81.28
40.01 - 45.00	209	55,454,555.25	18.97	359	43.21	6.844	664	80.60
45.01 - 50.00	439	117,537,672.00	40.20	359	48.39	6.857	666	82.21
50.01 - 55.00	1	445,500.00	0.15	359	51.00	6.750	669	82.50
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	298	96,922,676.00	33.15	359	41.39	6.606	667	77.66
Massachusetts	82	26,909,492.00	9.20	359	42.41	6.139	674	82.60
Florida	126	24,175,503.00	8.27	359	38.57	6.972	658	82.59
New York	62	20,657,467.00	7.07	359	40.37	7.052	675	80.93
New Jersey	65	17,299,792.00	5.92	359	39.07	7.356	653	78.87
Maryland	66	16,519,269.68	5.65	359	39.10	7.070	659	84.13
Washington	38	9,191,889.00	3.14	359	40.38	6.932	672	86.06
Arizona	50	8,906,153.00	3.05	359	37.49	6.801	661	83.45
Illinois	35	7,958,336.00	2.72	359	39.17	7.401	669	84.60
Georgia	38	7,210,993.00	2.47	359	42.63	7.678	654	88.12
Pennsylvania	28	5,895,829.00	2.02	359	41.54	6.643	666	85.57
Michigan	37	5,878,410.00	2.01	359	40.49	7.130	662	87.58
Minnesota	26	4,978,334.00	1.70	359	38.75	6.928	683	87.53
Nevada	20	4,970,801.00	1.70	359	39.68	6.765	669	76.67
Colorado	18	3,568,507.00	1.22	359	43.49	6.889	668	83.68
North Carolina	11	2,907,728.00	0.99	359	45.58	6.995	662	83.46
Ohio	18	2,435,500.00	0.83	359	40.19	7.565	653	86.12
Tennessee	13	2,428,923.00	0.83	359	38.42	6.884	689	86.30
Wisconsin	12	2,411,551.00	0.82	359	45.76	7.247	667	86.42
Rhode Island	10	2,380,627.00	0.81	359	38.29	6.565	662	78.11
Oregon	12	2,309,925.00	0.79	359	42.94	6.895	672	84.92
New Hampshire	8	1,898,500.00	0.65	359	40.58	7.178	671	84.53
Connecticut	6	1,861,700.00	0.64	359	40.45	7.038	664	83.75
Alabama	8	1,705,573.00	0.58	359	39.49	6.881	672	79.52
Missouri	10	1,537,349.00	0.53	359	38.41	7.062	676	85.87
Hawaii	5	1,324,960.00	0.45	359	43.30	7.230	671	85.32
Indiana	9	1,308,679.00	0.45	359	42.92	7.493	670	88.39
Maine	4	1,213,700.00	0.42	359	43.66	7.525	679	88.75
Utah	6	994,300.00	0.34	359	42.38	6.938	652	84.67
Washington DC	4	829,000.00	0.28	359	31.24	6.292	650	72.44
South Carolina	3	712,048.00	0.24	359	48.99	7.981	647	83.65
Texas	5	586,765.25	0.20	359	39.63	7.248	657	83.03
South Dakota	2	476,950.00	0.16	359	32.26	7.000	675	89.89
Arkansas	3	372,197.00	0.13	359	43.09	7.784	635	87.50
Vermont	2	338,932.00	0.12	358	26.49	7.178	653	77.61
Kentucky	3	328,700.00	0.11	359	44.06	7.040	667	72.97
Oklahoma	2	294,236.00	0.10	359	43.42	7.064	675	89.98
Iowa	1	170,982.00	0.06	359	49.00	7.350	677	90.00
Kansas	1	159,994.00	0.05	359	40.00	6.990	651	90.00
Idaho	1	157,500.00	0.05	359	46.00	5.990	807	90.00
Louisiana	1	95,700.00	0.03	359	43.00	7.750	635	87.00
Mississippi	1	86,330.00	0.03	359	24.00	5.875	747	89.00
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE IO COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	1,141	290,119,898.93	99.23	359	40.64	6.833	666	81.33
Second Home	9	2,251,902.00	0.77	359	42.58	7.075	687	85.57
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	894	225,232,739.93	77.04	359	40.44	6.754	667	81.92
Limited Documentation	142	37,197,828.00	12.72	359	40.89	6.951	663	81.44
Stated Documentation	114	29,941,233.00	10.24	359	41.94	7.292	666	77.07
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,047	270,255,736.68	92.44	359	40.71	6.842	666	81.33
Refinance-Debt Consolidation No Cash Out***	68	14,880,634.25	5.09	359	40.01	6.601	671	81.95
Purchase	35	7,235,430.00	2.47	359	39.95	7.034	669	81.46
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE IO COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	135	38,753,559.00	13.25	359	39.33	6.428	749	82.32
7A	98	28,541,908.00	9.76	359	41.06	6.762	692	82.48
6A	238	60,783,018.00	20.79	359	40.97	6.602	670	81.43
5A	307	77,726,583.68	26.58	359	41.55	6.821	649	80.90
4A	301	70,855,866.25	24.23	359	40.31	7.150	631	81.07
3A	21	4,978,299.00	1.70	359	40.10	7.356	651	81.15
2A	50	10,732,567.00	3.67	359	38.60	7.584	641	79.91
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	949	238,242,123.68	81.49	359	40.55	6.845	665	81.44
PUD Detached	68	19,181,304.25	6.56	359	39.83	6.730	672	82.33
Two-Four Family	60	19,090,027.00	6.53	359	42.55	6.803	667	79.02
Condominium	61	13,266,467.00	4.54	359	40.92	6.828	669	81.70
Single Family Attached	8	1,735,975.00	0.59	359	39.10	6.728	664	81.14
PUD Attached	4	855,904.00	0.29	359	44.26	7.136	666	85.01
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	442	116,609,166.68	39.88	359	40.43	7.054	666	82.29
12	31	9,263,418.00	3.17	359	39.97	6.614	672	78.84
24	2	956,300.00	0.33	359	46.13	6.966	644	85.62
30	6	1,851,328.00	0.63	359	45.57	6.658	643	81.10
36	669	163,691,588.25	55.99	359	40.76	6.691	666	80.82
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	947	196,564,605.93	67.23	359	40.20	6.887	664	80.82
Non-Conforming	203	95,807,195.00	32.77	359	41.57	6.727	670	82.48
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	103	30,027,174.00	13.32	359	41.15	5.844	689	79.47
12.000 - 12.499	176	50,423,080.68	22.37	359	40.67	6.282	669	80.53
12.500 - 12.999	282	70,531,870.00	31.30	359	40.78	6.751	658	81.66
13.000 - 13.499	135	32,959,825.00	14.63	359	41.53	7.228	646	83.23
13.500 - 13.999	105	23,152,082.00	10.27	359	39.93	7.688	653	83.80
14.000 - 14.499	35	8,004,836.00	3.55	359	38.35	8.281	673	84.40
14.500 - 14.999	22	5,042,979.00	2.24	359	43.24	8.650	644	85.22
15.000 - 15.499	7	1,502,000.00	0.67	359	41.94	9.263	693	89.47
15.500 - 15.999	11	2,741,130.00	1.22	359	43.58	9.745	642	86.39
16.000 - 16.499	3	561,000.00	0.25	359	45.96	10.269	651	82.48
16.500 - 16.999	1	243,000.00	0.11	359	48.00	10.850	636	90.00
17.500 - 17.999	1	172,500.00	0.08	359	40.00	11.990	646	89.99
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	103	30,027,174.00	13.32	359	41.15	5.844	689	79.47
6.000 - 6.499	176	50,423,080.68	22.37	359	40.67	6.282	669	80.53
6.500 - 6.999	282	70,531,870.00	31.30	359	40.78	6.751	658	81.66
7.000 - 7.499	135	32,959,825.00	14.63	359	41.53	7.228	646	83.23
7.500 - 7.999	105	23,152,082.00	10.27	359	39.93	7.688	653	83.80
8.000 - 8.499	35	8,004,836.00	3.55	359	38.35	8.281	673	84.40
8.500 - 8.999	22	5,042,979.00	2.24	359	43.24	8.650	644	85.22
9.000 - 9.499	7	1,502,000.00	0.67	359	41.94	9.263	693	89.47
9.500 - 9.999	11	2,741,130.00	1.22	359	43.58	9.745	642	86.39
10.000 - 10.499	3	561,000.00	0.25	359	45.96	10.269	651	82.48
10.500 - 10.999	1	243,000.00	0.11	359	48.00	10.850	636	90.00
11.500 - 11.999	1	172,500.00	0.08	359	40.00	11.990	646	89.99
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000 - 2.249	1	217,000.00	0.10	359	19.00	6.950	667	89.49
2.750 - 2.999	60	14,397,732.00	6.39	359	37.93	6.356	748	87.99
3.000 - 3.249	48	17,172,953.00	7.62	359	42.98	6.107	664	83.49
3.250 - 3.499	1	250,001.00	0.11	359	39.00	6.200	789	89.29
3.750 - 3.999	1	99,000.00	0.04	359	13.00	6.900	628	82.50
4.000 - 4.249	3	1,081,855.00	0.48	359	27.86	7.116	645	85.74
4.250 - 4.499	22	4,580,481.00	2.03	359	45.14	7.705	659	84.40
4.500 - 4.749	2	405,300.00	0.18	359	28.80	6.409	721	89.67
4.750 - 4.999	31	9,895,756.00	4.39	359	42.29	6.990	733	79.56
5.000 - 5.249	73	20,598,627.00	9.14	359	41.15	6.817	685	83.52
5.250 - 5.499	170	44,351,395.00	19.68	359	40.97	6.598	665	81.19
5.500 - 5.749	224	53,868,958.68	23.90	359	41.46	6.946	646	80.65
5.750 - 5.999	196	47,114,945.00	20.91	359	40.20	7.183	631	81.11
6.000 - 6.249	49	11,327,473.00	5.03	359	39.66	7.514	645	80.29
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
July 2007	8	2,703,478.00	1.20	358	40.51	6.586	653	79.65
August 2007	617	158,354,633.68	70.27	359	40.80	6.984	655	81.39
September 2007	1	83,600.00	0.04	360	48.00	6.950	686	64.11
July 2008	4	634,090.00	0.28	358	46.70	6.843	658	85.59
August 2008	235	59,598,982.00	26.45	359	41.01	6.584	676	82.82
September 2008	1	228,000.00	0.10	360	46.00	5.750	733	72.38
August 2010	15	3,758,693.00	1.67	359	39.54	6.210	756	88.99
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	866	221,602,783.68	98.33	359	40.88	6.869	661	81.75
6.000	15	3,758,693.00	1.67	359	39.54	6.210	756	88.99
Total:	**881**	**225,361,476.68**	**100**	**359**	**40.86**	**6.858**	**662**	**81.87**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	881	225,361,476.68	100.00	359	40.86	6.858	662	81.87
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	778	207,087,984.25	70.83	359	41.15	6.877	668	83.50
Insured AVM	372	85,283,816.68	29.17	359	39.44	6.732	661	76.17
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

FOR ADDITIONAL INFORMATION PLEASE CALL:

CSFB Contacts

Banking

Boris Grinberg	(212) 325-4375
Kenny Rosenberg	(212) 325-3587
Sean Walker	(212) 325-4310
Stephen Marchi	(212) 325-0785
Kevin Collins	(212) 538-2596

Structuring

Carrina Chan	(212) 325-2384
Balazs Foldvari	(212) 538-3549

Collateral

Kashif Gilani	(212) 325-8697
David Steinberg	(212) 325-2774

ABS Syndicate

Tricia Hazelwood	(212) 325-8549
Melissa Simmons	(212) 325-8549
Jim Drvostep	(212) 325-8549
Garrett Smith	(212) 325-8549

Rating Agency Contacts

Standard & Poor's

Jeff Watson	(212) 438-1592

Moody's

Navneet Agarwal	(212) 553-3674
Carlos Benavides	(212) 553-7103

Fitch

Natasha Hanson	(212) 908-0272
Gregory Hackett	(212) 908-0686
Andrea Murad	(212) 908-0896

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

REVISED TERM SHEET
$779,011,000 *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates Series 2005-R8

September 20, 2005

Ameriquest Mortgage Securities Inc.


AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Mortgage Guaranty Insurance Corporation (MGIC)
(Pool Policy Insurer)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.


CREDIT SUISSE
FIRST BOSTON


BARCLAYS
CAPITAL

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

COMPUTATIONAL MATERIALS DISCLAIMER

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB"). The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the securities should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the securities discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the securities ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB syndicate desk or from the Commission's website.

There shall not be any offer or sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please contact the CSFB Syndicate Desk at (212) 325-8549 for additional information.


AMERIQUEST
MORTGAGE COMPANY

TERM SHEET DATED September 19, 2005

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2005-R8

$779,011,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P/Moody's/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-1	779,011,000	FLT/SR PT	2.56 / 2.78	1 - 86 / 1 - 199	0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
Non-Offered Certificates									
A-2A	159,860,000	FLT/SR SEQ	Not Offered		0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
A-2B	68,835,000	FLT/SR SEQ	Not Offered		0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
A-2C	94,044,000	FLT/SR SEQ	Not Offered		0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
A-2D	59,530,000	FLT/SR SEQ	Not Offered		0	Actual/360	October 2035	AAA / Aaa / AAA	18.00%
M-1	49,570,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	AA+ / Aa1 / AA+	14.50%
M-2	38,240,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	AA / Aa2 / AA+	11.80%
M-3	26,200,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	AA / Aa3 / AA	9.95%
M-4	24,780,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	AA- / A1 / AA-	8.20%
M-5	19,830,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	A+ / A2 / A+	6.80%
M-6	21,240,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	A / A3 / A	5.30%
M-7	14,160,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	A- / Baa1 / A-	4.30%
M-8	12,750,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	BBB+ / Baa2 / BBB+	3.40%
M-9	10,620,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	BBB / Baa3 / BBB+	2.65%
M-10	8,500,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	BBB- / Ba1 / BBB	2.05%
M-11	11,330,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	BB+ / NR / BB+	1.25%
M-12	4,960,000	FLT/MEZ	Not Offered		0	Actual/360	October 2035	BB / NR / BB	0.90%
CE	12,731,259	N/A	Not Offered		N/A			N/R	N/A
P	100	N/A	Not Offered		N/A			N/R	N/A
R	N/A	N/A	Not Offered		N/A			N/R	N/A
R-X	N/A	N/A	Not Offered		N/A			N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Adjustable Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months.
Adjustable-Rate Mortgage Loans	100% PPC, which is 5% CPR in month 1, an additional 2% CPR for each month thereafter, building to 27% CPR in month 12 and remaining constant at 27% CPR until month 23, increasing to and remaining constant at 60% CPR from month 24 until month 27 and decreasing and remaining constant at 30% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Part I: Key Terms

Parties:

Depositor: Ameriquest Mortgage Securities Inc.

Originator: Ameriquest Mortgage Company.

Master Servicer: Ameriquest Mortgage Company.

Trustee and Swap Administrator: Deutsche Bank National Trust Company.

Pool Policy Insurer: Mortgage Guaranty Insurance Corporation ("MGIC") will issue a mortgage pool insurance policy (the "Pool Policy") that covers approximately 97.78% of the mortgage loans (the "Covered Mortgage Loans"). The Pool Policy will provide coverage for credit losses on the Covered Mortgage Loans, to the extent not covered by Net Monthly Excess Cashflow, once such cumulative losses reach 6.32% of the aggregate principal balance of the Covered Mortgage Loans as of the Cut-off Date up to a limit of 7.30% of the aggregate principal balance of the Covered Mortgage Loans as of the Cut-off Date.

Swap Provider: Bear Stearns Financial Products, Inc.

Co-Lead Underwriters: Credit Suisse First Boston LLC and Barclays Capital Inc.

Co-Managers: Deutsche Bank Securities, Inc., Greenwich Capital Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Collateral:

Mortgage Loans: As of the Cut-off Date, 7,967 Adjustable-Rate and Fixed-Rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,416,191,359. References to percentages or balances herein are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. Although the final collateral will not differ materially from that described herein, amounts in any particular bucket may differ, perhaps significantly. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 5,860 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $950,010,540 and with principal balances at origination that conform to principal balance limits of Freddie Mac.

Group II Mortgage Loans: 2,107 Adjustable-Rate and Fixed-Rate Mortgage Loans with an aggregate scheduled principal balance as of the Cut-off Date of approximately $466,180,819 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Approximately 17.53% of the Mortgage Loans were originated using an insured automated valuation model ("Insured AVM"). Upon the liquidation of a related mortgaged property, if the Insured AVM is determined to have overstated the mortgaged property's value as of the date originally made, the Insured AVM Insurer is liable for the lesser of: (i) losses of principal and (ii) the amount by which the Insured AVM overstated the mortgaged property's value at origination. St. Paul Fire and Marine Insurance Company (the "Insured AVM Insurer") is the provider under the master policy for the Insured AVM.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Dates:

Cut-off Date: The close of business on September 1, 2005.

Distribution Dates: The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in October 2005.

Record Date: Adjustable-Rate Certificates: the close of business on the business day immediately preceding the related Distribution Date.

Retained Certificates: the close of business on the last business day of the month preceding the month in which the related Distribution Date occurs.

Expected Pricing Date: The week of September 19, 2005.

Expected Closing Date: On or about September 28, 2005.

Designations:

Certificates: Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2005-R8.

Adjustable-Rate Certificates: Class A Certificates and Class M Certificates.

Class A Certificates: Class A-1, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates.

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10, Class M-11 and Class M-12 Certificates.

Offered Certificates: The Class A-1 Certificates.

Non-Offered Certificates: Group II Certificates, Class M Certificates, Class CE Certificates, Class P Certificates and Residual Certificates.

Residual Certificates: Class R and Class R-X Certificates.

Retained Certificates: Class CE, Class P and Residual Certificates.

Group I Certificates: Class A-1, which evidence interests in the Group I Mortgage Loans.

Group II Certificates: Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR: Moneyline Telerate page 3750.

ERISA: The Offered Certificates will not be ERISA eligible as of the Closing Date.

SMMEA Eligibility: The Offered Certificates will constitute "mortgage related securities" for purposes of SMMEA.

Federal Taxation: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $100,000 and integral multiples of $1 in excess.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Part II: Definitions/Description of the Certificates

Determination Date: The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.

Due Period: For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.

Prepayment Period: For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.

Interest Accrual Basis: Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.

Administrative Fee Rate: The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0014% per annum).

Expense Adjusted Net Mortgage Rate: The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.

Optional Termination: The Master Servicer and the NIMS Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Credit Enhancement: Excess Interest.

Net Swap Payments received from the Swap Provider (if any).

Overcollateralization ("OC").

Pool Policy.

Subordination.

Initial Overcollateralization Target Percentage: Approximately 0.90%.

Overcollateralization Floor: The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	18.00%	2x Initial CE%
M-1	14.50%	2x Initial CE%
M-2	11.80%	2x Initial CE%
M-3	9.95%	2x Initial CE%
M-4	8.20%	2x Initial CE%
M-5	6.80%	2x Initial CE%
M-6	5.30%	2x Initial CE%
M-7	4.30%	2x Initial CE%
M-8	3.40%	2x Initial CE%
M-9	2.65%	2x Initial CE%
M-10	2.05%	2x Initial CE%
M-11	1.25%	2x Initial CE%
M-12	0.90%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the Class A, Class M and Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Net Monthly Excess Cashflow:

For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, net of any Net Swap Payment made by the Trustee and the Swap Termination Payment, if any, made by the Trustee, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses:

Approximately 97.71% of the Group I Mortgage Loans and approximately 97.92% of the Group II Mortgage Loans, are subject to insurance coverage provided by the Pool Policy. The amount of coverage under the Pool Policy is limited in amount and payment is subject to certain conditions and limitations as set forth in the Pool Policy.

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: Class M-12, Class M-11, Class M-10, Class M-9, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow (including certain amounts received by the Swap Administrator from the Swap Agreement, if any), sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap:

Class A Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to (x) the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group minus (y) the Net Swap Payment or Swap Termination Payment, if any, made to the Swap Provider (only if such Swap Termination Payment is not due to a Swap Provider Trigger Event (as defined in the Swap Agreement)) expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment or Swap Termination Payment made to the Swap Provider by the Trust and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans, multiplied by 12.

Class M Certificates: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the current principal balance of the related Class A Certificates), of (i) the Net WAC Rate Cap for the Group I Certificates and (ii) the Net WAC Rate Cap for the Group II.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Pass-Through Rate: For the Adjustable-Rate Certificates and any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus, an amount, expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment made by the Swap Provider and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans.

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Swap Administrator from the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Swap Agreement: On the Closing Date, the Trustee will enter into a Swap Agreement with an initial notional amount of $[1,416,191,000] under the Swap Agreement, the Trust will be obligated to pay an amount equal to [4.2245]% per annum on the notional amount as set forth in the Swap Agreement to the Swap Provider and the Trust will be entitled to receive an amount equal to one-month LIBOR on the notional amount as set forth in the Swap Agreement from the Swap Provider, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). See the attached schedule.

Generally, the Net Swap Payment will be deposited into a swap account (the "Swap Account") by the Swap Administrator pursuant to the Pooling and Servicing Agreement and a swap administration agreement and amounts on deposit in the Swap Account will be distributed in accordance with the terms set forth in the Pooling and Servicing Agreement.

Upon early termination of the Swap Agreement, the Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Trust is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, generally, prior to distributions to Certificateholders.**

In the event that the Trust receives a Swap Termination Payment, and a successor Swap Provider cannot be obtained, then such Swap Termination Payment will be deposited into a reserve account and the Swap Administrator, on each subsequent Distribution Date, will withdraw the amount of any Net Swap Payment due to the Trust (calculated in accordance with the terms of the original Swap Agreement) and administer such Net Swap Payment in accordance with the terms of the Pooling and Servicing Agreement and the swap administration agreement.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds (including amounts paid by the Pool Policy Insurer), liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be allocated sequentially, to the Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until their respective certificate principal balances have been reduced to zero.

Notwithstanding the foregoing, if the aggregate Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the group of Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage, then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage, then to the Class M-11 Certificates until it reaches 2x the Class M-11 Initial Credit Enhancement Percentage, and then to the Class M-12 Certificates until it reaches 2x the Class M-12 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [42.00]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
October 2007 through September 2008	[1.40]% for the first month plus an additional 1/12th of [1.70]% for each month thereafter
October 2008 through September 2009	[3.10]% for the first month plus an additional 1/12th of [1.80]% for each month thereafter
October 2009 through September 2010	[4.90]% for the first month plus an additional 1/12th of [1.40]% for each month thereafter
October 2010 through September 2011	[6.30]% for the first month plus an additional 1/12th of [0.80]% for each month thereafter
October 2011 and thereafter	[7.10]%

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Payment Priority:

On each Distribution Date, distributions will be made as follows:

From Available Funds, to pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.

From Available Funds, to pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From Available Funds, to pay principal on the Class A Certificates, in accordance with the principal payment provisions described above.

From Available Funds, to pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Losses allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above.

From Net Monthly Excess Cashflow, if any, to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event) owed to the Swap Provider.

From Net Monthly Excess Cashflow, if any, to pay any remaining amount to the Class CE and Residual Certificates in accordance with the Pooling and Servicing Agreement.

From the Swap Account, to pay any unpaid interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

From the Swap Account, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates remaining unpaid in the same order of priority as described above.

From the Swap Account, to pay any principal first, on the Class A Certificates, *pro rata*, and second, on the Class M Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to maintain the applicable Overcollateralization Target Amount.

From the Swap Account, to pay any Realized Losses remaining on the Class M Certificates, sequentially.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Part III: Relevant Bond Analytics

Swap Schedule

Distribution Date	Notional Schedule ($)	Distribution Date	Notional Schedule ($)
10/25/05	1,416,191,000	9/25/08	290,418,962
11/25/05	1,403,656,684	10/25/08	278,334,970
12/25/05	1,387,188,339	11/25/08	266,776,642
1/25/06	1,366,927,647	12/25/08	255,720,269
2/25/06	1,342,905,864	1/25/09	245,143,240
3/25/06	1,315,184,001	2/25/09	235,023,992
4/25/06	1,283,853,619	3/25/09	225,341,957
5/25/06	1,249,037,300	4/25/09	216,077,932
6/25/06	1,210,888,755	5/25/09	207,212,753
7/25/06	1,169,593,793	6/25/09	198,728,575
8/25/06	1,126,277,887	7/25/09	190,608,373
9/25/06	1,081,134,773	8/25/09	182,835,907
10/25/06	1,037,827,582	9/25/09	175,395,683
11/25/06	996,280,770	10/25/09	168,272,923
12/25/06	956,421,932	11/25/09	161,453,517
1/25/07	918,181,665	12/25/09	154,924,009
2/25/07	881,493,448	1/25/10	148,671,557
3/25/07	846,293,518	2/25/10	142,683,906
4/25/07	812,520,758	3/25/10	0
5/25/07	780,116,583		
6/25/07	749,024,836		
7/25/07	719,191,688		
8/25/07	690,533,438		
9/25/07	609,353,290		
10/25/07	539,528,298		
11/25/07	479,349,529		
12/25/07	427,436,533		
1/25/08	409,330,338		
2/25/08	392,023,700		
3/25/08	375,480,140		
4/25/08	359,667,745		
5/25/08	344,550,234		
6/25/08	330,096,022		
7/25/08	316,274,992		
8/25/08	303,058,432		

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Sensitivity Analysis - To Optional Termination Date

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1	Average Life (years)	19.53	5.03	3.44	**2.56**	1.93	1.49
	First Payment Period	1	1	1	**1**	1	1
	Last Payment Period	346	171	117	**86**	66	53
	Window (months)	346	171	117	**86**	66	53

Sensitivity Analysis - To Maturity

		0% ppc	50% ppc	75% ppc	100% ppc	125% ppc	150% ppc
A-1	Average Life (years)	19.58	5.38	3.73	**2.78**	2.11	1.56
	First Payment Period	1	1	1	**1**	1	1
	Last Payment Period	359	324	257	**199**	158	129
	Window (months)	359	324	257	**199**	158	129

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.


AMERIQUEST
MORTGAGE COMPANY

Net WAC Cap and Effective Maximum Rate for the Group I Certificates

Period	NWC[1] (%)	Max Rate [2, 3] (%)
1	7.47	23.68
2	6.59	22.75
3	6.68	22.78
4	6.59	22.61
5	6.59	22.51
6	6.90	22.71
7	6.59	22.27
8	6.69	22.21
9	6.60	21.94
10	6.70	21.85
11	6.60	21.54
12	6.61	21.31
13	6.72	21.19
14	6.61	20.86
15	6.73	20.75
16	6.62	20.43
17	6.62	20.22
18	7.00	20.38
19	6.63	19.81
20	6.75	19.73
21	6.63	19.41
22	6.76	19.34
23	6.64	19.03
24	7.71	19.52
25	7.87	19.02
26	7.69	18.23
27	7.86	17.86
28	7.68	17.51
29	7.67	17.36
30	8.21	18.22
31	7.82	17.64
32	8.01	17.70
33	7.82	17.35
34	8.01	17.42
35	7.81	17.07
36	8.02	17.75
37	8.22	17.85
38	8.02	17.48
39	8.22	17.59
40	8.01	17.21
41	8.01	17.08
42	8.71	18.51
43	8.04	17.52
44	8.24	17.67
45	8.03	17.27
46	8.24	17.43
47	8.02	17.04
48	8.02	17.60
49	8.23	17.78
50	8.01	17.37
51	8.22	17.55
52	8.00	17.15
53	8.00	17.04
54	8.98	11.79
55	8.11	10.63
56	8.37	10.97
57	8.10	10.61
58	8.36	10.95
59	8.08	10.58
60	8.08	10.69
61	8.34	11.03
62	8.07	10.66
63	8.33	11.00
64	8.05	10.63
65	8.05	10.62
66	8.90	11.74
67	8.04	10.59
68	8.30	10.93
69	8.02	10.56
70	8.28	10.90
71	8.01	10.53
72	8.00	10.52
73	8.26	10.85
74	7.99	10.49
75	8.25	10.82
76	7.98	10.46
77	7.97	10.44
78	8.52	11.15
79	7.96	10.41
80	8.22	10.75
81	7.95	10.39
82	8.20	10.72
83	7.93	10.36
84	7.93	10.34
85	8.18	10.67
86	7.91	10.31
87	8.17	10.64

(1) Assumes 1m LIBOR and 6m LIBOR stays at 3.79% and 4.01% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) The effective net funds cap rate ("Effective Rate") is computed in the same manner as the Net WAC Cap Rate after giving effect to Net Swap Payments received from the Swap Provider.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Excess Spread

Period	Static LIBOR (%) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (%) (2)
1	3.03	3.790000	4.010000	3.03
2	2.56	3.868784	4.068986	2.56
3	2.57	3.962672	4.121987	2.57
4	2.56	4.022917	4.166522	2.56
5	2.56	4.121015	4.191755	2.56
6	2.60	4.097074	4.204460	2.60
7	2.56	4.137052	4.225283	2.55
8	2.58	4.181457	4.247417	2.57
9	2.56	4.225352	4.271967	2.54
10	2.58	4.171720	4.299051	2.56
11	2.56	4.195939	4.344965	2.54
12	2.56	4.219856	4.395968	2.53
13	2.59	4.267558	4.451290	2.54
14	2.56	4.326197	4.505789	2.50
15	2.59	4.385017	4.556212	2.52
16	2.56	4.442343	4.600846	2.47
17	2.56	4.496495	4.637978	2.46
18	2.66	4.545797	4.665895	2.55
19	2.56	4.588569	4.682881	2.42
20	2.60	4.623134	4.687701	2.44
21	2.56	4.647815	4.681168	2.39
22	2.60	4.660932	4.664994	2.41
23	2.55	4.660810	4.641344	2.36
24	3.61	4.645770	4.612841	3.55
25	3.64	4.616931	4.582561	3.56
26	3.57	4.584689	4.553560	3.45
27	3.60	4.552620	4.527298	3.48
28	3.53	4.521729	4.504797	3.41
29	3.53	4.493020	4.487080	3.41
30	3.80	4.467499	4.475170	3.79
31	3.66	4.446169	4.470088	3.64
32	3.72	4.430036	4.472537	3.71
33	3.64	4.420104	4.481859	3.62

Period	Static LIBOR (%) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (%) (2)
34	3.71	4.417379	4.496885	3.69
35	3.63	4.422864	4.516239	3.59
36	3.81	4.437565	4.538333	3.84
37	3.88	4.460591	4.561370	3.90
38	3.81	4.484947	4.583667	3.80
39	3.90	4.508614	4.604688	3.88
40	3.83	4.531365	4.624204	3.77
41	3.83	4.552976	4.641983	3.76
42	4.10	4.573221	4.657796	4.17
43	3.86	4.591874	4.671413	3.88
44	3.94	4.608710	4.682693	3.95
45	3.86	4.623502	4.691880	3.84
46	3.93	4.636026	4.699347	3.92
47	3.85	4.646055	4.705513	3.80
48	3.84	4.653365	4.710843	3.83
49	3.92	4.658267	4.715844	3.92
50	3.84	4.662775	4.720981	3.81
51	3.92	4.667445	4.726377	3.90
52	3.83	4.672313	4.732074	3.78
53	3.83	4.677418	4.738109	3.77
54	4.37	4.682798	4.744520	4.04
55	3.95	4.688490	4.751348	3.53
56	4.09	4.694533	4.758619	3.68
57	3.94	4.700965	4.766323	3.50
58	4.08	4.707822	4.774434	3.66
59	3.94	4.715144	4.782921	3.48
60	3.94	4.722969	4.791752	3.50
61	4.07	4.731275	4.800889	3.66
62	3.93	4.739860	4.810300	3.48
63	4.07	4.748681	4.819991	3.64
64	3.93	4.757755	4.829978	3.46
65	3.93	4.767095	4.840275	3.44
66	4.34	4.776717	4.850898	3.98

Period	Static LIBOR (%) (1)	1m LIBOR (%)	6m LIBOR (%)	Fwd LIBOR (%) (2)
67	3.92	4.786635	4.861863	3.46
68	4.06	4.796865	4.873157	3.61
69	3.92	4.807422	4.884660	3.43
70	4.06	4.818321	4.896214	3.59
71	3.92	4.829575	4.907656	3.40
72	3.92	4.841202	4.918810	3.43
73	4.05	4.853057	4.929494	3.59
74	3.91	4.864509	4.939542	3.40
75	4.05	4.875368	4.948892	3.56
76	3.91	4.885597	4.957505	3.38
77	3.91	4.895160	4.965344	3.37
78	4.19	4.904018	4.972371	3.74
79	3.91	4.912136	4.978549	3.38
80	4.05	4.919477	4.983883	3.55
81	3.91	4.926004	4.988558	3.37
82	4.05	4.931680	4.992815	3.53
83	3.92	4.936469	4.996905	3.36
84	3.92	4.940332	5.001092	3.37
85	4.05	4.943492	5.005655	3.54
86	3.92	4.946960	5.010837	3.37

(1) Assumes 1m LIBOR and 6m LIBOR stays at 3.79% and 4.01% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1m LIBOR and 6m LIBOR curves and cash flows are run to the optional termination at the pricing speed.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,967		
Aggregate Current Principal Balance:	$1,416,191,358.85		
Average Current Principal Balance:	$177,757.17		$59,665.58 - $892,000.00
Aggregate Original Principal Balance:	$1,417,110,006.00		
Average Original Principal Balance:	$177,872.47		$60,000.00 - $892,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.617%		5.500% - 14.150%
Wtd. Avg. Original Term to Maturity (months):	355		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	354		119 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.737%		2.102% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.797%		11.500% - 20.150%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.797%		5.500% - 14.150%
Wtd. Avg. Original LTV:	78.23%		10.38% - 95.00%
Wtd. Avg. Borrower FICO:	618		500 - 822
Geographic Distribution (Top 5):	CA	16.29%	
	FL	12.11%	
	NY	8.87%	
	NJ	7.82%	
	MD	6.03%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	4,559	761,356,059.18	53.76	358	41.12	8.115	587	76.99
2Yr/6 Mo Libor (IO)	626	161,141,711.68	11.38	359	40.80	6.977	655	81.35
3Yr/6 Mo Libor	808	123,858,884.16	8.75	357	39.67	7.587	600	77.87
3Yr/6 Mo Libor (IO)	240	60,461,072.00	4.27	359	41.09	6.583	676	82.81
5Yr/6 Mo Libor	12	2,623,993.53	0.19	359	39.92	6.056	743	88.35
5Yr/6 Mo Libor (IO)	15	3,758,693.00	0.27	359	39.54	6.210	756	88.99
Fixed	1,438	235,980,621.05	16.66	335	39.02	7.012	670	78.43
Fixed (IO)	269	67,010,324.25	4.73	359	39.96	6.753	678	79.65
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	2,021	158,363,425.00	11.18	345	38.22	8.625	599	72.65
100,000.01 - 150,000.00	2,090	260,153,687.00	18.36	353	39.73	7.955	607	77.74
150,000.01 - 200,000.00	1,413	245,971,134.00	17.36	355	40.68	7.729	612	77.78
200,000.01 - 250,000.00	865	193,448,832.00	13.65	355	40.85	7.519	618	78.91
250,000.01 - 300,000.00	592	161,875,281.00	11.42	357	41.20	7.208	625	78.78
300,000.01 - 350,000.00	404	130,766,282.00	9.23	357	41.58	7.175	631	80.26
350,000.01 - 400,000.00	208	77,398,817.00	5.46	357	41.15	7.220	627	80.58
400,000.01 - 450,000.00	130	55,358,603.00	3.91	358	41.23	7.161	633	80.75
450,000.01 - 500,000.00	105	49,826,835.00	3.52	359	42.15	7.091	644	80.97
500,000.01 - 550,000.00	47	24,883,126.00	1.76	355	41.45	7.136	652	81.90
550,000.01 - 600,000.00	38	22,102,947.00	1.56	359	40.47	7.169	642	82.38
600,000.01 - 650,000.00	20	12,630,004.00	0.89	353	42.96	6.752	664	80.40
650,000.01 - 700,000.00	15	10,084,983.00	0.71	359	41.28	6.790	643	78.79
700,000.01 - 750,000.00	17	12,529,050.00	0.88	359	41.20	7.017	647	74.95
800,000.01 - 850,000.00	1	825,000.00	0.06	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.06	359	49.00	6.750	646	80.00
Total:	**7,967**	**1,417,110,006.00**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	2,023	158,439,129.72	11.19	345	38.21	8.624	599	72.65
100,000.01 - 150,000.00	2,089	259,915,989.44	18.35	353	39.74	7.955	607	77.73
150,000.01 - 200,000.00	1,412	245,656,126.75	17.35	355	40.68	7.729	612	77.80
200,000.01 - 250,000.00	868	194,069,893.29	13.70	355	40.82	7.517	618	78.92
250,000.01 - 300,000.00	590	161,319,877.44	11.39	357	41.23	7.210	625	78.76
300,000.01 - 350,000.00	404	130,737,553.18	9.23	357	41.63	7.176	631	80.30
350,000.01 - 400,000.00	207	77,008,572.73	5.44	357	41.11	7.219	627	80.55
400,000.01 - 450,000.00	130	55,332,426.30	3.91	358	41.23	7.161	633	80.75
450,000.01 - 500,000.00	105	49,806,676.49	3.52	359	42.15	7.091	644	80.97
500,000.01 - 550,000.00	47	24,868,959.46	1.76	355	41.45	7.136	652	81.91
550,000.01 - 600,000.00	39	22,691,517.85	1.60	359	40.01	7.143	641	82.33
600,000.01 - 650,000.00	19	12,024,857.21	0.85	353	43.95	6.780	666	80.39
650,000.01 - 700,000.00	15	10,080,380.35	0.71	359	41.28	6.790	643	78.79
700,000.01 - 750,000.00	17	12,522,398.64	0.88	359	41.20	7.017	647	74.95
800,000.01 - 850,000.00	1	825,000.00	0.06	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.06	359	49.00	6.750	646	80.00
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	25	2,281,312.37	0.16	119	36.34	7.683	637	66.54
121 - 180	196	22,383,705.85	1.58	179	36.43	7.064	664	76.22
181 - 240	101	13,742,873.38	0.97	239	38.64	7.282	647	75.12
241 - 300	37	6,607,297.96	0.47	299	38.27	6.937	685	78.02
301 - 360	7,608	1,371,176,169.29	96.82	359	40.65	7.632	617	78.32
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	318	82,065,404.14	5.79	344	38.39	5.863	708	77.08
6.000 - 6.499	743	178,854,585.84	12.63	353	39.87	6.280	667	79.21
6.500 - 6.999	1,571	336,040,269.17	23.73	355	40.04	6.754	638	79.72
7.000 - 7.499	847	158,151,608.48	11.17	354	40.38	7.247	625	79.00
7.500 - 7.999	1,334	216,774,537.40	15.31	355	40.26	7.752	603	78.17
8.000 - 8.499	632	99,960,987.80	7.06	356	40.53	8.259	587	76.02
8.500 - 8.999	966	142,900,721.33	10.09	356	41.75	8.752	575	77.51
9.000 - 9.499	364	50,239,538.68	3.55	353	41.64	9.243	569	75.64
9.500 - 9.999	568	75,778,164.61	5.35	356	42.41	9.732	566	76.05
10.000 - 10.499	273	36,963,383.91	2.61	358	43.03	10.240	559	78.01
10.500 - 10.999	182	19,805,283.23	1.40	355	43.15	10.746	559	75.54
11.000 - 11.499	62	6,989,504.48	0.49	356	41.12	11.267	567	78.76
11.500 - 11.999	93	10,024,725.20	0.71	358	43.84	11.726	553	77.77
12.000 - 12.499	7	952,079.87	0.07	359	44.65	12.238	550	78.14
12.500 - 12.999	3	439,156.84	0.03	359	47.42	12.674	547	73.68
13.000 - 13.499	2	125,972.45	0.01	359	26.13	13.199	538	68.20
13.500 - 13.999	1	59,988.82	0.00	359	41.00	13.900	512	54.55
14.000 - 14.499	1	65,446.60	0.00	358	49.00	14.150	522	80.00
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	54	4,289,334.80	0.30	347	36.31	8.377	598	20.32
25.01 - 30.00	26	2,961,994.48	0.21	344	36.16	7.593	621	27.67
30.01 - 35.00	68	7,774,721.05	0.55	351	37.51	8.185	582	32.59
35.01 - 40.00	66	7,189,636.19	0.51	341	35.48	7.759	614	37.78
40.01 - 45.00	87	12,143,747.55	0.86	349	40.06	7.637	613	42.69
45.01 - 50.00	146	20,395,651.10	1.44	352	37.89	7.642	601	47.73
50.01 - 55.00	186	26,419,228.54	1.87	348	38.35	7.710	595	52.83
55.01 - 60.00	328	47,568,723.56	3.36	352	38.45	7.954	589	58.22
60.01 - 65.00	361	58,640,255.52	4.14	355	40.31	7.701	598	62.94
65.01 - 70.00	489	85,311,701.61	6.02	352	39.88	7.622	602	67.87
70.01 - 75.00	1,207	203,743,231.50	14.39	356	41.29	8.018	584	73.52
75.01 - 80.00	1,317	246,238,128.96	17.39	355	40.40	7.430	618	78.71
80.01 - 85.00	1,225	233,079,614.38	16.46	356	40.83	7.657	615	83.61
85.01 - 90.00	2,322	445,125,048.34	31.43	354	40.93	7.447	645	89.13
90.01 - 95.00	85	15,310,341.27	1.08	352	42.16	7.447	706	93.87
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	411	56,591,930.30	4.00	357	41.80	9.118	509	67.20
520 - 539	679	102,565,219.95	7.24	358	43.02	9.054	529	71.57
540 - 559	757	116,519,580.39	8.23	357	40.85	8.621	551	75.19
560 - 579	811	131,716,613.04	9.30	357	40.97	8.264	569	76.58
580 - 599	835	140,962,163.04	9.95	357	40.87	7.873	589	78.48
600 - 619	861	150,255,916.69	10.61	355	41.25	7.651	609	78.74
620 - 639	1,035	193,931,829.69	13.69	355	39.48	7.361	629	80.20
640 - 659	1,000	197,791,620.01	13.97	353	40.33	6.998	649	79.97
660 - 679	701	143,286,703.55	10.12	353	40.05	6.762	669	80.16
680 - 699	250	52,825,426.16	3.73	352	40.11	6.982	689	81.73
700 - 719	109	20,766,063.97	1.47	352	38.31	7.023	708	79.63
720 - 739	187	40,840,685.80	2.88	345	39.85	6.483	731	83.07
740 - 759	178	35,484,716.61	2.51	347	39.22	6.363	749	84.98
760 - 779	95	21,108,946.05	1.49	340	38.35	6.291	768	82.43
780 - 799	45	8,781,470.06	0.62	346	35.26	6.180	787	80.42
800 - 819	11	2,351,045.19	0.17	337	37.91	6.048	805	80.78
820 - 839	2	411,428.35	0.03	314	29.16	6.109	821	88.14
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	363	56,742,140.20	4.01	353	15.38	7.529	620	74.59
20.01 - 25.00	419	68,498,492.23	4.84	348	23.36	7.460	625	75.80
25.01 - 30.00	665	105,468,750.83	7.45	352	28.18	7.412	629	76.05
30.01 - 35.00	941	155,089,387.62	10.95	352	33.02	7.514	621	78.35
35.01 - 40.00	1,127	198,860,975.38	14.04	354	38.05	7.553	620	78.26
40.01 - 45.00	1,442	255,704,336.66	18.06	355	43.13	7.603	621	78.79
45.01 - 50.00	2,524	490,211,477.02	34.61	355	48.32	7.551	623	79.89
50.01 - 55.00	486	85,615,798.91	6.05	358	53.38	8.806	560	73.92
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	831	230,696,912.55	16.29	358	40.68	6.985	631	75.31
Florida	1,132	171,433,711.25	12.11	355	40.41	7.622	605	77.14
New York	513	125,673,024.11	8.87	355	41.71	7.734	623	74.41
New Jersey	514	110,789,395.48	7.82	357	40.47	8.179	606	75.70
Maryland	452	85,357,023.73	6.03	357	40.78	7.690	605	78.74
Massachusetts	273	72,537,243.61	5.12	358	40.82	6.455	633	81.61
Pennsylvania	446	60,065,862.01	4.24	351	40.01	7.643	612	79.16
Illinois	358	57,732,183.72	4.08	357	41.34	8.807	606	79.31
Arizona	312	54,300,056.47	3.83	358	39.47	7.412	614	79.97
Washington	195	39,823,434.41	2.81	354	39.34	7.331	633	81.21
Texas	335	35,591,078.85	2.51	337	40.84	8.443	602	76.85
Wisconsin	234	33,362,814.06	2.36	350	40.79	8.066	629	82.30
Ohio	270	31,943,181.19	2.26	347	39.21	7.750	615	82.84
Michigan	236	30,058,349.71	2.12	355	39.45	7.570	627	82.82
Georgia	158	22,144,902.28	1.56	351	41.53	8.447	621	83.03
Minnesota	128	21,383,114.74	1.51	354	39.06	7.518	634	82.55
North Carolina	158	20,195,393.66	1.43	349	42.09	8.609	609	83.05
Connecticut	97	20,193,513.87	1.43	351	43.68	7.684	612	79.93
Nevada	98	20,018,323.84	1.41	357	38.51	7.350	617	75.97
Indiana	139	15,203,741.38	1.07	350	38.31	8.064	637	83.95
Rhode Island	66	14,021,926.06	0.99	357	41.77	7.305	608	76.10
Missouri	119	13,725,298.90	0.97	342	38.69	7.646	618	82.31
Colorado	77	13,479,796.93	0.95	352	41.79	7.527	644	82.27
New Hampshire	71	13,238,352.19	0.93	356	41.12	7.418	617	78.06
Hawaii	49	12,892,331.40	0.91	358	40.88	7.241	611	74.47
Maine	87	12,063,612.97	0.85	351	40.77	8.089	615	78.25
South Carolina	89	10,784,876.75	0.76	349	39.34	8.658	612	79.26
Oregon	55	9,471,860.37	0.67	359	42.16	7.251	646	81.45
Delaware	40	6,109,692.86	0.43	354	37.27	7.458	607	77.94
Mississippi	53	5,890,365.59	0.42	342	39.75	8.162	613	80.86
Oklahoma	57	5,286,069.39	0.37	338	43.27	7.991	623	81.48
Alabama	36	4,722,361.36	0.33	346	40.17	7.432	668	83.93
Tennessee	32	4,392,213.05	0.31	356	40.26	7.182	678	84.63
Iowa	39	4,317,674.83	0.30	349	38.87	8.013	627	84.87
Arkansas	40	4,016,229.64	0.28	353	37.39	8.776	614	83.85
Louisiana	33	3,702,028.76	0.26	335	38.98	7.961	615	82.64
Kansas	31	3,105,487.55	0.22	354	39.89	8.710	616	84.49
Washington DC	11	2,277,540.38	0.16	359	33.88	6.902	608	65.31
Utah	15	2,181,949.82	0.15	342	41.05	6.987	668	85.27
Idaho	15	2,031,225.51	0.14	351	42.07	7.605	612	82.78
Vermont	12	1,791,162.54	0.13	359	36.82	7.928	621	70.75
Kentucky	14	1,776,765.94	0.13	252	35.27	6.920	680	80.53
Wyoming	12	1,399,598.83	0.10	359	40.24	8.428	618	82.99
South Dakota	10	1,318,471.02	0.09	359	38.42	7.690	637	86.85
Montana	7	1,212,821.04	0.09	359	34.15	7.383	592	77.01
Alaska	7	1,204,304.26	0.09	359	45.23	8.082	614	82.42
New Mexico	9	968,312.94	0.07	344	40.42	8.151	643	84.99
North Dakota	2	305,767.05	0.02	359	39.15	8.304	644	87.98
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	7,729	1,383,809,438.99	97.71	354	40.62	7.602	618	78.20
Non-Owner Occupied	178	23,450,937.30	1.66	353	35.89	8.410	642	79.37
Second Home	60	8,930,982.56	0.63	355	41.31	7.831	650	80.81
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	6,103	1,082,558,002.67	76.44	354	40.32	7.483	621	78.99
Limited Documentation	1,123	196,727,298.20	13.89	356	40.84	7.828	607	78.10
Stated Documentation	741	136,906,057.98	9.67	357	41.86	8.369	617	72.42
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	7,438	1,329,435,030.46	93.87	354	40.56	7.636	617	77.98
Refinance-Debt Consolidation No Cash Out***	354	55,593,380.87	3.93	351	39.83	7.284	651	82.64
Purchase	175	31,162,947.52	2.20	359	41.06	7.387	643	81.22
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	543	113,933,506.54	8.05	345	38.76	6.375	749	83.15
7A	270	57,830,353.86	4.08	353	40.15	6.917	692	82.10
6A	645	134,327,271.72	9.49	353	40.09	6.684	669	80.42
5A	867	173,824,037.98	12.27	352	40.73	6.913	649	80.24
4A	842	161,980,338.91	11.44	354	39.49	7.199	632	80.53
3A	672	120,863,125.32	8.53	354	40.80	7.463	614	79.35
2A	909	155,993,982.69	11.02	356	40.35	7.706	605	79.47
A	1,324	223,740,663.97	15.80	357	40.23	8.074	573	77.95
B	1,012	146,735,525.79	10.36	357	42.61	9.067	549	73.65
C	752	109,331,468.05	7.72	357	42.35	9.044	540	69.01
D	131	17,631,084.02	1.24	358	40.27	9.373	523	56.63
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	6,663	1,176,017,498.31	83.04	354	40.50	7.612	618	78.50
PUD Detached	416	91,100,204.38	6.43	356	40.67	7.430	615	78.96
Two-Four Family	259	60,653,867.97	4.28	358	42.89	7.761	627	74.60
Condominium	283	49,218,385.30	3.48	357	39.62	7.541	624	78.68
Manufactured Housing	218	20,981,041.79	1.48	343	39.00	8.163	631	70.14
Single Family Attached	101	12,869,335.14	0.91	354	39.27	8.109	606	78.26
PUD Attached	27	5,351,025.96	0.38	359	39.77	7.490	614	75.45
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	3,335	605,781,089.42	42.78	356	40.98	8.031	611	78.05
12	192	47,634,007.84	3.36	349	40.77	6.822	657	74.55
24	12	3,103,990.86	0.22	353	43.97	7.663	628	82.90
30	40	8,377,035.77	0.59	350	42.84	7.701	609	82.90
36	4,388	751,295,234.96	53.05	353	40.14	7.332	622	78.55
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	7,470	1,183,260,844.31	83.55	354	40.39	7.719	614	77.80
Non-Conforming	497	232,930,514.54	16.45	358	41.31	7.098	639	80.44
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	171	44,961,596.85	4.04	358	39.60	5.850	688	79.51
12.000 - 12.499	425	108,323,601.88	9.73	358	40.24	6.286	648	79.01
12.500 - 12.999	1,145	248,383,455.87	22.31	358	40.04	6.760	626	79.09
13.000 - 13.499	625	120,674,161.45	10.84	358	40.84	7.249	617	79.27
13.500 - 13.999	1,067	181,408,039.64	16.30	358	40.54	7.754	595	77.84
14.000 - 14.499	529	86,735,248.99	7.79	359	40.78	8.259	580	75.78
14.500 - 14.999	869	132,061,060.91	11.86	358	41.77	8.753	572	77.60
15.000 - 15.499	333	47,505,804.32	4.27	357	41.79	9.242	568	75.74
15.500 - 15.999	522	71,520,073.88	6.42	359	42.59	9.730	565	76.76
16.000 - 16.499	253	35,266,365.15	3.17	358	43.00	10.240	560	78.48
16.500 - 16.999	166	18,625,511.22	1.67	358	43.11	10.748	558	76.14
17.000 - 17.499	57	6,653,004.33	0.60	359	41.27	11.272	567	79.25
17.500 - 17.999	84	9,439,844.48	0.85	359	44.03	11.729	553	78.19
18.000 - 18.499	7	952,079.87	0.09	359	44.65	12.238	550	78.14
18.500 - 18.999	3	439,156.84	0.04	359	47.42	12.674	547	73.68
19.000 - 19.499	2	125,972.45	0.01	359	26.13	13.199	538	68.20
19.500 - 19.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
20.000 - 20.499	1	65,446.60	0.01	358	49.00	14.150	522	80.00
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	171	44,961,596.85	4.04	358	39.60	5.850	688	79.51
6.000 - 6.499	425	108,323,601.88	9.73	358	40.24	6.286	648	79.01
6.500 - 6.999	1,145	248,383,455.87	22.31	358	40.04	6.760	626	79.09
7.000 - 7.499	625	120,674,161.45	10.84	358	40.84	7.249	617	79.27
7.500 - 7.999	1,067	181,408,039.64	16.30	358	40.54	7.754	595	77.84
8.000 - 8.499	529	86,735,248.99	7.79	359	40.78	8.259	580	75.78
8.500 - 8.999	869	132,061,060.91	11.86	358	41.77	8.753	572	77.60
9.000 - 9.499	333	47,505,804.32	4.27	357	41.79	9.242	568	75.74
9.500 - 9.999	522	71,520,073.88	6.42	359	42.59	9.730	565	76.76
10.000 - 10.499	253	35,266,365.15	3.17	358	43.00	10.240	560	78.48
10.500 - 10.999	166	18,625,511.22	1.67	358	43.11	10.748	558	76.14
11.000 - 11.499	57	6,653,004.33	0.60	359	41.27	11.272	567	79.25
11.500 - 11.999	84	9,439,844.48	0.85	359	44.03	11.729	553	78.19
12.000 - 12.499	7	952,079.87	0.09	359	44.65	12.238	550	78.14
12.500 - 12.999	3	439,156.84	0.04	359	47.42	12.674	547	73.68
13.000 - 13.499	2	125,972.45	0.01	359	26.13	13.199	538	68.20
13.500 - 13.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
14.000 - 14.499	1	65,446.60	0.01	358	49.00	14.150	522	80.00
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000 - 2.249	1	217,000.00	0.02	359	19.00	6.950	667	89.49
2.750 - 2.999	91	21,416,373.95	1.92	359	38.08	6.363	747	88.24
3.000 - 3.249	179	49,252,860.93	4.42	358	40.41	6.467	616	82.29
3.250 - 3.499	4	1,073,021.65	0.10	358	41.56	6.346	671	89.36
3.500 - 3.749	1	327,886.91	0.03	358	44.00	6.350	613	90.00
3.750 - 3.999	2	250,886.06	0.02	359	35.40	7.233	623	80.99
4.000 - 4.249	54	8,207,195.38	0.74	352	40.07	8.867	593	76.63
4.250 - 4.499	262	40,851,019.76	3.67	358	42.09	9.069	594	78.93
4.500 - 4.749	13	2,493,343.42	0.22	359	39.91	7.057	688	85.74
4.750 - 4.999	71	16,709,570.61	1.50	357	40.82	6.985	727	81.93
5.000 - 5.249	164	36,334,635.94	3.26	359	39.29	6.979	682	82.56
5.250 - 5.499	359	76,545,783.81	6.88	359	40.88	6.753	664	81.38
5.500 - 5.749	527	106,048,981.70	9.53	358	40.71	7.005	644	80.85
5.750 - 5.999	657	127,767,187.74	11.48	358	39.80	7.242	624	80.04
6.000 - 6.249	1,274	224,496,369.56	20.17	358	40.67	7.619	604	79.53
6.250 - 6.499	1,097	182,088,722.80	16.36	358	40.85	8.246	569	77.09
6.500 - 6.749	875	126,486,814.29	11.36	358	42.51	9.006	547	72.93
6.750 - 6.999	629	92,632,759.04	8.32	358	42.34	9.124	536	67.56
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 2007	4	448,522.27	0.04	354	48.68	9.040	581	57.79
April 2007	6	706,675.40	0.06	355	49.92	9.453	541	78.77
May 2007	4	430,650.14	0.04	356	42.41	8.985	556	77.88
July 2007	68	14,289,195.50	1.28	358	41.86	7.577	611	82.10
August 2007	5,089	904,716,851.55	81.27	358	41.04	7.919	599	77.69
September 2007	14	1,905,876.00	0.17	360	41.37	7.975	596	80.29
July 2008	16	2,836,048.64	0.25	358	40.88	6.947	628	73.42
August 2008	1,025	180,474,874.52	16.21	358	40.10	7.264	625	79.60
September 2008	7	1,009,033.00	0.09	360	43.88	7.022	645	77.07
August 2010	27	6,382,686.53	0.57	359	39.70	6.147	751	88.72
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	6,233	1,106,817,727.02	99.43	358	40.91	7.806	603	78.04
6.000	27	6,382,686.53	0.57	359	39.70	6.147	751	88.72
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	6,260	1,113,200,413.55	100.00	358	40.90	7.797	604	78.11
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.797**	**604**	**78.11**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	6,497	1,167,880,946.84	82.47	354	40.85	7.699	615	78.62
Insured AVM	1,470	248,310,412.01	17.53	356	39.11	7.230	633	76.44
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	**7.617**	**618**	**78.23**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	5,860		
Aggregate Current Principal Balance:	$950,010,540.14		
Average Current Principal Balance:	$162,117.84		$59,665.58 - $600,000.00
Aggregate Original Principal Balance:	$950,632,810.00		
Average Original Principal Balance:	$162,224.03		$60,000.00 - $600,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Mortgage Rates:	7.614%		5.500% - 13.900%
Wtd. Avg. Original Term to Maturity (months):	355		120 - 360
Wtd. Avg. Remaining Term to Maturity (months):	354		119 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.754%		2.102% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.768%		11.500% - 19.900%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.768%		5.500% - 13.900%
Wtd. Avg. Original LTV:	77.86%		10.38% - 95.00%
Wtd. Avg. Borrower FICO:	617		500 - 822
Geographic Distribution (Top 5):	CA	13.03%	
	FL	12.87%	
	NJ	7.80%	
	NY	7.51%	
	MD	6.55%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor	3,395	526,228,991.93	55.39	358	40.87	8.046	589	76.79
2Yr/6 Mo Libor (IO)	483	101,320,143.68	10.67	359	40.31	7.019	654	80.91
3Yr/6 Mo Libor	639	92,777,778.73	9.77	357	39.62	7.568	601	77.96
3Yr/6 Mo Libor (IO)	193	40,186,044.00	4.23	359	40.45	6.598	673	82.39
5Yr/6 Mo Libor	6	1,101,748.25	0.12	359	38.71	6.099	746	88.67
5Yr/6 Mo Libor (IO)	10	1,929,760.00	0.20	359	35.91	6.198	754	88.87
Fixed	930	143,778,389.30	15.13	334	38.68	7.029	669	77.78
Fixed (IO)	204	42,687,684.25	4.49	359	39.48	6.838	675	78.72
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,510	118,952,457.00	12.51	347	38.00	8.590	599	72.37
100,000.01 - 150,000.00	1,586	197,649,946.00	20.79	353	39.75	7.902	607	77.62
150,000.01 - 200,000.00	1,134	197,487,510.00	20.77	355	40.57	7.626	614	77.79
200,000.01 - 250,000.00	716	160,109,419.00	16.84	356	40.53	7.407	621	79.27
250,000.01 - 300,000.00	499	136,682,260.00	14.38	357	40.91	7.081	628	78.80
300,000.01 - 350,000.00	340	109,926,882.00	11.56	357	41.51	7.097	634	79.95
350,000.01 - 400,000.00	51	18,478,512.00	1.94	356	40.65	7.213	628	81.45
400,000.01 - 450,000.00	9	3,796,700.00	0.40	359	43.63	7.299	655	81.22
450,000.01 - 500,000.00	9	4,281,624.00	0.45	359	43.64	7.058	639	83.54
500,000.01 - 550,000.00	4	2,083,500.00	0.22	359	41.48	7.488	652	87.39
550,000.01 - 600,000.00	2	1,184,000.00	0.12	359	45.49	6.727	667	81.40
Total:	**5,860**	**950,632,810.00**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,512	119,061,790.57	12.53	347	37.98	8.590	599	72.38
100,000.01 - 150,000.00	1,585	197,462,271.81	20.79	354	39.76	7.901	607	77.60
150,000.01 - 200,000.00	1,133	197,206,841.30	20.76	355	40.57	7.626	614	77.81
200,000.01 - 250,000.00	719	160,758,883.15	16.92	356	40.49	7.404	622	79.28
250,000.01 - 300,000.00	497	136,146,279.92	14.33	357	40.94	7.082	628	78.77
300,000.01 - 350,000.00	340	109,914,256.66	11.57	357	41.57	7.098	634	80.00
350,000.01 - 400,000.00	50	18,118,327.12	1.91	355	40.47	7.210	628	81.33
400,000.01 - 450,000.00	9	3,795,794.71	0.40	359	43.63	7.299	655	81.22
450,000.01 - 500,000.00	9	4,278,933.77	0.45	359	43.64	7.058	639	83.55
500,000.01 - 550,000.00	4	2,083,161.13	0.22	359	41.48	7.488	652	87.39
550,000.01 - 600,000.00	2	1,184,000.00	0.12	359	45.49	6.727	667	81.40
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	20	1,777,631.86	0.19	119	33.27	7.366	650	67.84
121 - 180	124	14,170,706.02	1.49	179	36.76	7.146	655	75.80
181 - 240	72	9,267,102.18	0.98	239	37.46	7.316	644	73.66
241 - 300	24	4,426,459.55	0.47	299	37.33	7.033	673	80.03
301 - 360	5,620	920,368,640.53	96.88	359	40.37	7.628	616	77.94
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	222	49,292,242.58	5.19	345	37.43	5.861	704	76.38
6.000 - 6.499	521	106,807,403.78	11.24	352	39.59	6.280	663	78.68
6.500 - 6.999	1,223	236,846,011.70	24.93	355	39.65	6.754	638	79.19
7.000 - 7.499	652	110,298,575.91	11.61	353	40.05	7.245	624	78.25
7.500 - 7.999	999	152,573,629.88	16.06	355	40.10	7.757	603	78.05
8.000 - 8.499	492	71,401,039.17	7.52	356	40.66	8.260	583	75.39
8.500 - 8.999	689	96,763,837.82	10.19	357	41.85	8.753	577	77.74
9.000 - 9.499	252	33,128,637.69	3.49	351	40.88	9.239	574	75.93
9.500 - 9.999	395	46,561,758.67	4.90	357	41.86	9.743	566	74.96
10.000 - 10.499	190	23,462,062.91	2.47	358	43.80	10.235	561	78.09
10.500 - 10.999	120	12,194,069.72	1.28	356	42.78	10.756	561	75.61
11.000 - 11.499	43	4,518,802.65	0.48	356	40.51	11.264	570	78.71
11.500 - 11.999	54	5,256,648.72	0.55	359	42.98	11.738	555	78.24
12.000 - 12.499	4	514,896.22	0.05	359	46.13	12.164	559	76.15
12.500 - 12.999	2	266,948.05	0.03	359	45.75	12.592	560	79.29
13.000 - 13.499	1	63,985.85	0.01	359	3.00	13.150	569	84.21
13.500 - 13.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	42	3,449,849.62	0.36	350	35.37	8.312	599	20.12
25.01 - 30.00	23	2,597,249.20	0.27	351	36.67	7.663	618	27.49
30.01 - 35.00	58	6,894,051.37	0.73	355	37.19	8.005	584	32.56
35.01 - 40.00	50	5,559,680.64	0.59	344	34.31	7.651	612	37.70
40.01 - 45.00	66	8,478,148.02	0.89	351	40.93	7.638	618	42.40
45.01 - 50.00	116	16,104,011.50	1.70	351	37.09	7.616	600	47.69
50.01 - 55.00	140	19,894,148.12	2.09	350	37.80	7.595	602	52.67
55.01 - 60.00	245	34,515,628.78	3.63	353	38.37	7.833	589	58.15
60.01 - 65.00	266	40,097,375.03	4.22	355	40.87	7.654	599	62.82
65.01 - 70.00	357	55,996,419.34	5.89	351	38.77	7.592	604	67.84
70.01 - 75.00	896	142,581,369.46	15.01	356	40.92	7.942	584	73.50
75.01 - 80.00	896	144,310,866.20	15.19	354	40.08	7.515	613	78.59
80.01 - 85.00	909	151,306,778.18	15.93	356	40.57	7.701	611	83.56
85.01 - 90.00	1,724	304,582,649.76	32.06	355	40.76	7.429	644	89.12
90.01 - 95.00	72	13,642,314.92	1.44	351	42.90	7.449	706	93.82
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	273	36,510,129.42	3.84	357	42.11	9.006	510	67.11
520 - 539	465	65,014,931.66	6.84	358	42.23	9.026	529	71.15
540 - 559	559	80,340,833.86	8.46	357	40.15	8.552	551	74.43
560 - 579	610	93,783,661.08	9.87	357	40.32	8.180	569	75.82
580 - 599	615	94,349,629.45	9.93	356	40.97	7.833	589	78.31
600 - 619	651	105,215,515.30	11.08	355	40.95	7.641	609	78.62
620 - 639	806	136,160,432.21	14.33	356	39.41	7.350	629	79.36
640 - 659	743	132,358,900.14	13.93	353	40.28	7.027	648	79.74
660 - 679	523	94,427,906.88	9.94	352	39.99	6.802	669	79.89
680 - 699	181	32,836,347.48	3.46	352	39.98	7.045	689	82.08
700 - 719	79	13,479,783.25	1.42	354	36.82	7.158	708	79.27
720 - 739	127	25,726,941.75	2.71	345	39.90	6.588	730	82.55
740 - 759	135	23,575,024.14	2.48	347	37.19	6.315	749	85.01
760 - 779	55	9,593,350.87	1.01	343	39.11	6.215	768	83.83
780 - 799	30	5,447,578.70	0.57	351	33.66	6.326	787	80.26
800 - 819	7	1,083,479.88	0.11	345	35.44	6.216	805	83.63
820 - 839	1	106,094.07	0.01	359	44.00	5.990	822	90.00
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	275	38,578,333.04	4.06	352	16.01	7.446	618	73.38
20.01 - 25.00	319	45,187,307.00	4.76	348	23.29	7.518	624	75.04
25.01 - 30.00	492	73,803,898.51	7.77	353	28.18	7.395	626	75.81
30.01 - 35.00	725	113,903,822.69	11.99	353	32.98	7.532	619	77.91
35.01 - 40.00	829	135,129,368.24	14.22	354	38.00	7.509	619	77.71
40.01 - 45.00	1,036	171,320,267.43	18.03	355	43.10	7.620	620	78.30
45.01 - 50.00	1,858	323,241,007.85	34.02	356	48.32	7.565	620	79.74
50.01 - 55.00	326	48,846,535.38	5.14	358	53.37	8.961	554	73.36
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	565	123,768,001.18	13.03	357	40.09	6.969	628	72.25
Florida	843	122,261,000.64	12.87	355	40.23	7.598	603	77.26
New Jersey	369	74,124,395.63	7.80	357	40.82	8.063	609	75.45
New York	332	71,386,936.80	7.51	355	41.33	7.805	619	72.49
Maryland	347	62,185,755.53	6.55	357	40.26	7.591	606	78.35
Pennsylvania	354	46,563,509.78	4.90	350	40.29	7.675	610	79.49
Massachusetts	200	46,224,032.28	4.87	358	40.62	6.498	632	80.25
Arizona	249	42,484,916.91	4.47	358	39.20	7.358	614	80.62
Illinois	268	39,217,398.19	4.13	356	41.09	8.753	608	79.23
Washington	144	26,781,968.85	2.82	353	39.58	7.373	628	81.78
Wisconsin	176	25,132,953.93	2.65	351	40.11	8.064	630	81.95
Texas	245	25,095,710.73	2.64	338	40.41	8.357	604	77.08
Michigan	176	22,746,914.68	2.39	356	39.10	7.531	628	83.05
Ohio	197	22,605,234.28	2.38	346	39.05	7.736	613	82.83
Minnesota	102	16,576,661.32	1.74	357	38.29	7.498	634	81.96
Georgia	119	15,545,002.96	1.64	348	41.01	8.427	626	83.80
Nevada	76	13,931,630.15	1.47	355	39.45	7.400	614	76.50
North Carolina	110	13,171,223.96	1.39	352	42.02	8.723	606	83.72
Hawaii	44	11,246,867.33	1.18	359	40.37	7.189	606	74.19
Connecticut	61	11,202,837.37	1.18	350	43.00	7.407	618	78.71
New Hampshire	57	11,036,726.35	1.16	356	41.18	7.426	616	78.63
Indiana	102	10,729,296.85	1.13	351	38.39	8.057	644	84.54
Missouri	94	10,461,109.27	1.10	340	39.36	7.656	613	82.27
Rhode Island	52	10,137,209.93	1.07	357	39.54	7.203	607	74.63
Colorado	58	9,484,856.23	1.00	357	41.55	7.415	649	83.00
South Carolina	66	8,139,963.16	0.86	348	39.18	8.625	611	78.99
Maine	63	8,073,575.86	0.85	353	42.59	8.200	601	77.01
Oregon	41	6,887,524.69	0.72	359	41.64	7.204	642	82.46
Delaware	33	5,157,629.47	0.54	354	35.98	7.310	612	76.99
Oklahoma	41	3,862,742.82	0.41	332	43.42	7.830	634	82.34
Mississippi	35	3,855,260.72	0.41	350	39.41	8.253	604	80.19
Iowa	34	3,814,018.88	0.40	348	38.45	7.785	637	85.82
Tennessee	26	3,481,708.42	0.37	356	39.89	7.135	671	84.02
Arkansas	30	3,193,155.41	0.34	359	37.75	8.397	616	84.07
Alabama	22	2,753,766.80	0.29	354	41.02	7.388	675	86.79
Louisiana	21	2,337,370.40	0.25	337	39.73	8.081	613	83.27
Kansas	20	2,089,998.07	0.22	359	37.86	8.699	619	84.63
Vermont	11	1,649,562.54	0.17	359	38.01	8.054	617	69.96
Washington DC	9	1,614,668.99	0.17	359	33.00	6.656	614	60.98
Idaho	11	1,593,622.06	0.17	349	43.00	7.550	617	84.08
Utah	10	1,549,390.66	0.16	343	42.48	7.195	653	86.64
South Dakota	10	1,318,471.02	0.14	359	38.42	7.690	637	86.85
Wyoming	10	1,119,643.95	0.12	359	40.05	8.137	622	84.45
Montana	5	1,005,047.57	0.11	359	32.48	7.151	594	74.70
Kentucky	11	936,615.14	0.10	317	40.99	7.560	669	76.67
New Mexico	6	746,105.83	0.08	359	38.80	7.784	650	86.43
Alaska	5	728,546.55	0.08	359	42.00	7.722	654	87.12
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	5,694	929,792,571.16	97.87	354	40.30	7.600	617	77.82
Non-Owner Occupied	130	15,584,380.86	1.64	356	37.41	8.419	640	79.83
Second Home	36	4,633,588.12	0.49	353	42.01	7.833	639	78.02
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,493	724,953,890.24	76.31	354	40.03	7.501	619	78.71
Limited Documentation	830	135,198,997.55	14.23	356	40.95	7.794	608	77.71
Stated Documentation	537	89,857,652.35	9.46	357	41.12	8.259	620	71.23
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	5,595	910,868,859.07	95.88	355	40.31	7.625	616	77.64
Refinance-Debt Consolidation No Cash Out***	265	39,141,681.07	4.12	352	39.33	7.362	647	82.87
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	370	67,555,365.62	7.11	346	38.14	6.401	747	83.40
7A	192	35,628,360.90	3.75	353	39.57	6.989	692	82.60
6A	478	87,886,808.35	9.25	351	40.14	6.715	669	80.33
5A	637	114,420,954.06	12.04	353	40.48	6.948	649	80.17
4A	648	111,651,000.28	11.75	355	39.33	7.181	633	79.56
3A	497	81,425,044.05	8.57	354	40.32	7.430	614	79.24
2A	711	113,602,935.16	11.96	356	40.51	7.690	606	79.11
A	984	154,181,979.37	16.23	357	39.83	7.986	573	77.19
B	721	97,886,681.56	10.30	357	41.48	9.021	551	73.43
C	532	74,097,325.03	7.80	357	42.42	8.963	543	68.63
D	90	11,674,085.76	1.23	358	41.55	9.286	523	56.34
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	4,892	779,899,706.32	82.09	354	40.21	7.621	616	78.12
PUD Detached	303	58,859,049.96	6.20	356	40.32	7.386	613	79.21
Two-Four Family	207	49,738,154.04	5.24	358	42.33	7.606	633	74.75
Condominium	210	33,162,391.84	3.49	356	39.13	7.530	627	77.64
Manufactured Housing	152	14,769,277.16	1.55	341	38.98	8.094	633	70.41
Single Family Attached	74	9,142,345.62	0.96	354	39.03	8.189	604	78.11
PUD Attached	22	4,439,615.20	0.47	359	40.61	7.489	608	74.38
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	2,400	399,365,035.67	42.04	356	40.74	8.002	611	77.58
12	125	27,322,388.84	2.88	349	39.63	6.896	647	72.26
24	8	795,054.59	0.08	335	41.01	8.708	618	81.50
30	28	5,142,397.32	0.54	349	43.51	7.763	608	84.42
36	3,299	517,385,663.72	54.46	354	39.90	7.350	620	78.29
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	5,860	950,010,540.14	100.00	354	40.26	7.614	617	77.86
Total:	**5,860**	**950,010,540.14**	**100**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	130	28,869,522.43	3.78	358	38.70	5.852	690	78.76
12.000 - 12.499	317	68,408,976.66	8.96	358	39.99	6.290	643	78.02
12.500 - 12.999	922	177,924,227.09	23.30	358	39.65	6.759	626	78.81
13.000 - 13.499	505	87,110,862.83	11.41	357	40.40	7.252	617	78.77
13.500 - 13.999	818	128,063,836.40	16.77	358	40.39	7.759	596	77.71
14.000 - 14.499	418	62,867,743.00	8.23	359	40.78	8.261	576	75.14
14.500 - 14.999	635	91,109,991.07	11.93	358	41.87	8.752	574	77.89
15.000 - 15.499	233	31,422,805.23	4.12	356	41.04	9.239	572	75.95
15.500 - 15.999	364	43,782,470.65	5.73	359	42.03	9.743	565	75.97
16.000 - 16.499	176	22,273,318.64	2.92	358	43.80	10.236	561	78.72
16.500 - 16.999	109	11,413,192.61	1.49	359	42.81	10.759	560	76.61
17.000 - 17.499	40	4,319,994.83	0.57	359	40.67	11.268	571	79.19
17.500 - 17.999	51	5,071,706.21	0.66	359	43.23	11.742	556	78.96
18.000 - 18.499	4	514,896.22	0.07	359	46.13	12.164	559	76.15
18.500 - 18.999	2	266,948.05	0.03	359	45.75	12.592	560	79.29
19.000 - 19.499	1	63,985.85	0.01	359	3.00	13.150	569	84.21
19.500 - 19.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	130	28,869,522.43	3.78	358	38.70	5.852	690	78.76
6.000 - 6.499	317	68,408,976.66	8.96	358	39.99	6.290	643	78.02
6.500 - 6.999	922	177,924,227.09	23.30	358	39.65	6.759	626	78.81
7.000 - 7.499	505	87,110,862.83	11.41	357	40.40	7.252	617	78.77
7.500 - 7.999	818	128,063,836.40	16.77	358	40.39	7.759	596	77.71
8.000 - 8.499	418	62,867,743.00	8.23	359	40.78	8.261	576	75.14
8.500 - 8.999	635	91,109,991.07	11.93	358	41.87	8.752	574	77.89
9.000 - 9.499	233	31,422,805.23	4.12	356	41.04	9.239	572	75.95
9.500 - 9.999	364	43,782,470.65	5.73	359	42.03	9.743	565	75.97
10.000 - 10.499	176	22,273,318.64	2.92	358	43.80	10.236	561	78.72
10.500 - 10.999	109	11,413,192.61	1.49	359	42.81	10.759	560	76.61
11.000 - 11.499	40	4,319,994.83	0.57	359	40.67	11.268	571	79.19
11.500 - 11.999	51	5,071,706.21	0.66	359	43.23	11.742	556	78.96
12.000 - 12.499	4	514,896.22	0.07	359	46.13	12.164	559	76.15
12.500 - 12.999	2	266,948.05	0.03	359	45.75	12.592	560	79.29
13.000 - 13.499	1	63,985.85	0.01	359	3.00	13.150	569	84.21
13.500 - 13.999	1	59,988.82	0.01	359	41.00	13.900	512	54.55
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000 - 2.249	1	217,000.00	0.03	359	19.00	6.950	667	89.49
2.750 - 2.999	67	12,627,452.61	1.65	359	37.40	6.106	747	87.84
3.000 - 3.249	135	30,935,039.11	4.05	359	40.49	6.472	613	81.25
3.250 - 3.499	2	451,742.06	0.06	359	38.55	6.691	719	88.79
3.500 - 3.749	1	327,886.91	0.04	358	44.00	6.350	613	90.00
3.750 - 3.999	1	99,000.00	0.01	359	13.00	6.900	628	82.50
4.000 - 4.249	42	5,921,514.39	0.78	350	41.69	8.660	598	75.63
4.250 - 4.499	203	29,217,705.76	3.83	358	41.59	8.990	598	79.13
4.500 - 4.749	9	1,422,151.00	0.19	359	39.26	7.117	698	83.53
4.750 - 4.999	55	10,899,230.23	1.43	356	40.94	6.999	723	81.10
5.000 - 5.249	130	23,694,370.26	3.10	359	39.36	7.047	682	83.57
5.250 - 5.499	272	50,863,811.16	6.66	358	40.57	6.779	663	81.24
5.500 - 5.749	425	76,565,662.58	10.03	358	40.87	7.019	644	81.24
5.750 - 5.999	520	88,019,210.01	11.53	358	39.14	7.247	625	79.45
6.000 - 6.249	992	161,092,546.51	21.10	358	40.39	7.605	604	79.24
6.250 - 6.499	804	123,225,192.53	16.14	358	40.37	8.158	570	76.35
6.500 - 6.749	626	85,535,570.17	11.20	358	41.59	8.927	549	72.88
6.750 - 6.999	441	62,429,381.30	8.18	358	42.77	9.052	539	67.37
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
March 2007	2	171,189.16	0.02	354	43.30	7.313	614	53.09
April 2007	2	260,222.79	0.03	355	48.70	8.695	532	70.66
May 2007	4	430,650.14	0.06	356	42.41	8.985	556	77.88
July 2007	47	8,159,145.57	1.07	358	41.35	7.457	617	83.33
August 2007	3,813	617,441,351.95	80.87	358	40.77	7.884	599	77.38
September 2007	10	1,086,576.00	0.14	360	41.17	8.476	594	80.38
July 2008	13	2,306,060.40	0.30	358	41.16	6.914	635	74.61
August 2008	813	129,750,050.33	16.99	358	39.82	7.284	622	79.39
September 2008	6	907,712.00	0.12	360	44.31	6.863	655	78.60
August 2010	16	3,031,508.25	0.40	359	36.93	6.162	751	88.80
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,710	760,512,958.34	99.60	358	40.62	7.774	603	77.78
6.000	16	3,031,508.25	0.40	359	36.93	6.162	751	88.80
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,726	763,544,466.59	100.00	358	40.61	7.768	604	77.82
Total:	**4,726**	**763,544,466.59**	**100.00**	**358**	**40.61**	**7.768**	**604**	**77.82**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	4,667	756,917,439.15	79.67	354	40.56	7.711	614	78.33
Insured AVM	1,193	193,093,100.99	20.33	357	39.09	7.234	630	76.00
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	**7.614**	**617**	**77.86**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

DESCRIPTION OF THE IO COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Cut-off Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	1,150	
Aggregate Current Principal Balance:	$292,371,800.93	
Average Current Principal Balance:	$254,236.35	$60,000.00 - $892,000.00
Aggregate Original Principal Balance:	$292,372,716.00	
Average Original Principal Balance:	$254,237.14	$60,000.00 - $892,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Mortgage Rates:	6.834%	5.500% - 11.990%
Wtd. Avg. Original Term to Maturity (months):	360	360 - 360
Wtd. Avg. Remaining Term to Maturity (months):	359	358 - 360
Wtd. Avg. Margin (ARM Loans Only):	5.084%	2.102% - 6.000%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	12.858%	11.500% - 17.990%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.858%	5.500% - 11.990%
Wtd. Avg. Original LTV:	81.36%	16.78% - 95.00%
Wtd. Avg. Borrower FICO:	666	620 - 807
Geographic Distribution (Top 5):	CA 33.15%	
	MA 9.20%	
	FL 8.27%	
	NY 7.07%	
	NJ 5.92%	

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2Yr/6 Mo Libor (IO)	626	161,141,711.68	55.12	359	40.80	6.977	655	81.35
3Yr/6 Mo Libor (IO)	240	60,461,072.00	20.68	359	41.09	6.583	676	82.81
5Yr/6 Mo Libor (IO)	15	3,758,693.00	1.29	359	39.54	6.210	756	88.99
Fixed (IO)	269	67,010,324.25	22.92	359	39.96	6.753	678	79.65
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION ($)	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	76	6,352,325.00	2.17	359	37.03	7.604	654	76.51
100,000.01 - 150,000.00	190	24,333,200.00	8.32	359	39.00	7.054	658	79.90
150,000.01 - 200,000.00	223	39,012,596.00	13.34	359	40.16	7.069	660	80.07
200,000.01 - 250,000.00	166	36,846,505.00	12.60	359	39.99	6.959	661	80.48
250,000.01 - 300,000.00	145	39,881,216.00	13.64	359	41.04	6.669	664	81.26
300,000.01 - 350,000.00	116	37,422,600.00	12.80	359	40.48	6.671	676	81.61
350,000.01 - 400,000.00	74	27,474,678.00	9.40	359	40.11	6.696	670	82.47
400,000.01 - 450,000.00	53	22,544,919.00	7.71	359	41.54	6.677	674	82.04
450,000.01 - 500,000.00	50	23,640,301.00	8.09	359	41.15	6.818	660	82.98
500,000.01 - 550,000.00	17	8,995,300.00	3.08	359	41.90	6.722	680	85.00
550,000.01 - 600,000.00	14	8,128,195.00	2.78	359	44.48	6.740	661	86.05
600,000.01 - 650,000.00	11	6,962,999.00	2.38	359	43.41	6.634	677	79.93
650,000.01 - 700,000.00	7	4,643,383.00	1.59	359	44.88	6.655	666	82.16
700,000.01 - 750,000.00	6	4,417,499.00	1.51	359	37.90	7.005	690	80.82
800,000.01 - 850,000.00	1	825,000.00	0.28	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.31	359	49.00	6.750	646	80.00
Total:	**1,150**	**292,372,716.00**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

*Based on the original balances of the Mortgage Loans.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	76	6,352,186.25	2.17	359	37.03	7.604	654	76.51
100,000.01 - 150,000.00	190	24,332,974.00	8.32	359	39.00	7.054	658	79.90
150,000.01 - 200,000.00	223	39,012,245.68	13.34	359	40.16	7.069	660	80.07
200,000.01 - 250,000.00	166	36,846,305.00	12.60	359	39.99	6.959	661	80.48
250,000.01 - 300,000.00	145	39,881,216.00	13.64	359	41.04	6.669	664	81.26
300,000.01 - 350,000.00	116	37,422,600.00	12.80	359	40.48	6.671	676	81.61
350,000.01 - 400,000.00	74	27,474,678.00	9.40	359	40.11	6.696	670	82.47
400,000.01 - 450,000.00	53	22,544,919.00	7.71	359	41.54	6.677	674	82.04
450,000.01 - 500,000.00	50	23,640,301.00	8.09	359	41.15	6.818	660	82.98
500,000.01 - 550,000.00	17	8,995,300.00	3.08	359	41.90	6.722	680	85.00
550,000.01 - 600,000.00	14	8,128,195.00	2.78	359	44.48	6.740	661	86.05
600,000.01 - 650,000.00	11	6,962,999.00	2.38	359	43.41	6.634	677	79.93
650,000.01 - 700,000.00	7	4,643,383.00	1.59	359	44.88	6.655	666	82.16
700,000.01 - 750,000.00	6	4,417,499.00	1.51	359	37.90	7.005	690	80.82
800,000.01 - 850,000.00	1	825,000.00	0.28	359	46.00	6.650	703	80.10
850,000.01 - 900,000.00	1	892,000.00	0.31	359	49.00	6.750	646	80.00
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
301 - 360	1,150	292,371,800.93	100.00	359	40.65	6.834	666	81.36
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Mortgage Rates

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	125	37,611,989.00	12.86	359	40.47	5.868	701	78.40
6.000 - 6.499	232	67,409,668.68	23.06	359	40.39	6.290	673	79.59
6.500 - 6.999	379	96,430,785.00	32.98	359	40.85	6.744	661	81.64
7.000 - 7.499	169	40,541,582.25	13.87	359	41.21	7.228	647	82.25
7.500 - 7.999	144	29,285,519.00	10.02	359	39.98	7.703	654	84.12
8.000 - 8.499	49	10,169,099.00	3.48	359	38.32	8.274	669	84.72
8.500 - 8.999	29	5,703,528.00	1.95	359	42.72	8.648	644	85.28
9.000 - 9.499	7	1,502,000.00	0.51	359	41.94	9.263	693	89.47
9.500 - 9.999	11	2,741,130.00	0.94	359	43.58	9.745	642	86.39
10.000 - 10.499	3	561,000.00	0.19	359	45.96	10.269	651	82.48
10.500 - 10.999	1	243,000.00	0.08	359	48.00	10.85	636	90.00
11.500 - 11.999	1	172,500.00	0.06	359	40.00	11.99	646	89.99
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0.01 - 25.00	5	379,031.00	0.13	359	38.66	7.292	652	20.26
25.01 - 30.00	5	757,000.00	0.26	359	39.06	7.269	638	27.64
30.01 - 35.00	3	413,000.00	0.14	359	40.84	6.902	652	32.78
35.01 - 40.00	9	1,454,000.00	0.50	359	38.71	6.504	674	37.81
40.01 - 45.00	11	2,080,769.00	0.71	359	43.86	6.600	683	42.28
45.01 - 50.00	18	3,182,958.00	1.09	359	38.48	6.600	663	47.61
50.01 - 55.00	15	3,265,211.00	1.12	359	35.93	6.512	662	52.91
55.01 - 60.00	18	3,734,083.00	1.28	359	36.09	6.662	680	58.05
60.01 - 65.00	27	5,942,276.00	2.03	359	40.26	6.763	657	62.55
65.01 - 70.00	51	15,384,488.00	5.26	359	40.90	6.687	661	67.59
70.01 - 75.00	96	23,947,712.00	8.19	359	40.23	6.514	669	73.03
75.01 - 80.00	173	45,880,960.68	15.69	359	40.40	6.679	663	78.66
80.01 - 85.00	189	55,557,327.25	19.00	359	40.64	6.742	663	83.44
85.01 - 90.00	504	124,143,835.00	42.46	359	40.97	7.026	667	89.17
90.01 - 95.00	26	6,249,150.00	2.14	359	43.67	7.114	708	93.79
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
620 - 639	327	76,532,963.25	26.18	359	40.09	7.193	629	81.08
640 - 659	333	83,555,391.68	28.58	359	41.58	6.858	649	80.85
660 - 679	248	63,112,170.00	21.59	359	40.90	6.637	670	81.37
680 - 699	86	24,614,780.00	8.42	359	40.86	6.789	690	82.09
700 - 719	29	8,546,581.00	2.92	359	38.37	6.866	707	82.09
720 - 739	44	12,239,135.00	4.19	359	41.07	6.524	731	81.72
740 - 759	41	11,621,172.00	3.97	359	41.10	6.331	749	85.14
760 - 779	28	7,855,357.00	2.69	359	36.28	6.518	766	81.23
780 - 799	11	3,314,201.00	1.13	359	35.11	5.969	791	80.36
800 - 819	3	980,050.00	0.34	359	47.76	5.730	804	77.04
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
<= 20.00	48	10,376,300.00	3.55	359	15.69	6.963	669	79.92
20.01 - 25.00	42	9,815,055.00	3.36	359	23.42	6.689	670	80.24
25.01 - 30.00	94	21,581,037.00	7.38	359	28.32	6.709	674	79.21
30.01 - 35.00	129	31,121,969.68	10.64	359	33.03	6.803	664	81.95
35.01 - 40.00	188	46,039,712.00	15.75	359	37.95	6.846	665	81.28
40.01 - 45.00	209	55,454,555.25	18.97	359	43.21	6.844	664	80.60
45.01 - 50.00	439	117,537,672.00	40.20	359	48.39	6.857	666	82.21
50.01 - 55.00	1	445,500.00	0.15	359	51.00	6.750	669	82.50
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	298	96,922,676.00	33.15	359	41.39	6.606	667	77.66
Massachusetts	82	26,909,492.00	9.20	359	42.41	6.139	674	82.60
Florida	126	24,175,503.00	8.27	359	38.57	6.972	658	82.59
New York	62	20,657,467.00	7.07	359	40.37	7.052	675	80.93
New Jersey	65	17,299,792.00	5.92	359	39.07	7.356	653	78.87
Maryland	66	16,519,269.68	5.65	359	39.10	7.070	659	84.13
Washington	38	9,191,889.00	3.14	359	40.38	6.932	672	86.06
Arizona	50	8,906,153.00	3.05	359	37.49	6.801	661	83.45
Illinois	35	7,958,336.00	2.72	359	39.17	7.401	669	84.60
Georgia	38	7,210,993.00	2.47	359	42.63	7.678	654	88.12
Pennsylvania	28	5,895,829.00	2.02	359	41.54	6.643	666	85.57
Michigan	37	5,878,410.00	2.01	359	40.49	7.130	662	87.58
Minnesota	26	4,978,334.00	1.70	359	38.75	6.928	683	87.53
Nevada	20	4,970,801.00	1.70	359	39.68	6.765	669	76.67
Colorado	18	3,568,507.00	1.22	359	43.49	6.889	668	83.68
North Carolina	11	2,907,728.00	0.99	359	45.58	6.995	662	83.46
Ohio	18	2,435,500.00	0.83	359	40.19	7.565	653	86.12
Tennessee	13	2,428,923.00	0.83	359	38.42	6.884	689	86.30
Wisconsin	12	2,411,551.00	0.82	359	45.76	7.247	667	86.42
Rhode Island	10	2,380,627.00	0.81	359	38.29	6.565	662	78.11
Oregon	12	2,309,925.00	0.79	359	42.94	6.895	672	84.92
New Hampshire	8	1,898,500.00	0.65	359	40.58	7.178	671	84.53
Connecticut	6	1,861,700.00	0.64	359	40.45	7.038	664	83.75
Alabama	8	1,705,573.00	0.58	359	39.49	6.881	672	79.52
Missouri	10	1,537,349.00	0.53	359	38.41	7.062	676	85.87
Hawaii	5	1,324,960.00	0.45	359	43.30	7.230	671	85.32
Indiana	9	1,308,679.00	0.45	359	42.92	7.493	670	88.39
Maine	4	1,213,700.00	0.42	359	43.66	7.525	679	88.75
Utah	6	994,300.00	0.34	359	42.38	6.938	652	84.67
Washington DC	4	829,000.00	0.28	359	31.24	6.292	650	72.44
South Carolina	3	712,048.00	0.24	359	48.99	7.981	647	83.65
Texas	5	586,765.25	0.20	359	39.63	7.248	657	83.03
South Dakota	2	476,950.00	0.16	359	32.26	7.000	675	89.89
Arkansas	3	372,197.00	0.13	359	43.09	7.784	635	87.50
Vermont	2	338,932.00	0.12	358	26.49	7.178	653	77.61
Kentucky	3	328,700.00	0.11	359	44.06	7.040	667	72.97
Oklahoma	2	294,236.00	0.10	359	43.42	7.064	675	89.98
Iowa	1	170,982.00	0.06	359	49.00	7.350	677	90.00
Kansas	1	159,994.00	0.05	359	40.00	6.990	651	90.00
Idaho	1	157,500.00	0.05	359	46.00	5.990	807	90.00
Louisiana	1	95,700.00	0.03	359	43.00	7.750	635	87.00
Mississippi	1	86,330.00	0.03	359	24.00	5.875	747	89.00
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	1,141	290,119,898.93	99.23	359	40.64	6.833	666	81.33
Second Home	9	2,251,902.00	0.77	359	42.58	7.075	687	85.57
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	894	225,232,739.93	77.04	359	40.44	6.754	667	81.92
Limited Documentation	142	37,197,828.00	12.72	359	40.89	6.951	663	81.44
Stated Documentation	114	29,941,233.00	10.24	359	41.94	7.292	666	77.07
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	1,047	270,255,736.68	92.44	359	40.71	6.842	666	81.33
Refinance-Debt Consolidation No Cash Out***	68	14,880,634.25	5.09	359	40.01	6.601	671	81.95
Purchase	35	7,235,430.00	2.47	359	39.95	7.034	669	81.46
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
8A	135	38,753,559.00	13.25	359	39.33	6.428	749	82.32
7A	98	28,541,908.00	9.76	359	41.06	6.762	692	82.48
6A	238	60,783,018.00	20.79	359	40.97	6.602	670	81.43
5A	307	77,726,583.68	26.58	359	41.55	6.821	649	80.90
4A	301	70,855,866.25	24.23	359	40.31	7.150	631	81.07
3A	21	4,978,299.00	1.70	359	40.10	7.356	651	81.15
2A	50	10,732,567.00	3.67	359	38.60	7.584	641	79.91
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	949	238,242,123.68	81.49	359	40.55	6.845	665	81.44
PUD Detached	68	19,181,304.25	6.56	359	39.83	6.730	672	82.33
Two-Four Family	60	19,090,027.00	6.53	359	42.55	6.803	667	79.02
Condominium	61	13,266,467.00	4.54	359	40.92	6.828	669	81.70
Single Family Attached	8	1,735,975.00	0.59	359	39.10	6.728	664	81.14
PUD Attached	4	855,904.00	0.29	359	44.26	7.136	666	85.01
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	442	116,609,166.68	39.88	359	40.43	7.054	666	82.29
12	31	9,263,418.00	3.17	359	39.97	6.614	672	78.84
24	2	956,300.00	0.33	359	46.13	6.966	644	85.62
30	6	1,851,328.00	0.63	359	45.57	6.658	643	81.10
36	669	163,691,588.25	55.99	359	40.76	6.691	666	80.82
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	947	196,564,605.93	67.23	359	40.20	6.887	664	80.82
Non-Conforming	203	95,807,195.00	32.77	359	41.57	6.727	670	82.48
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.500 - 11.999	103	30,027,174.00	13.32	359	41.15	5.844	689	79.47
12.000 - 12.499	176	50,423,080.68	22.37	359	40.67	6.282	669	80.53
12.500 - 12.999	282	70,531,870.00	31.30	359	40.78	6.751	658	81.66
13.000 - 13.499	135	32,959,825.00	14.63	359	41.53	7.228	646	83.23
13.500 - 13.999	105	23,152,082.00	10.27	359	39.93	7.688	653	83.80
14.000 - 14.499	35	8,004,836.00	3.55	359	38.35	8.281	673	84.40
14.500 - 14.999	22	5,042,979.00	2.24	359	43.24	8.650	644	85.22
15.000 - 15.499	7	1,502,000.00	0.67	359	41.94	9.263	693	89.47
15.500 - 15.999	11	2,741,130.00	1.22	359	43.58	9.745	642	86.39
16.000 - 16.499	3	561,000.00	0.25	359	45.96	10.269	651	82.48
16.500 - 16.999	1	243,000.00	0.11	359	48.00	10.850	636	90.00
17.500 - 17.999	1	172,500.00	0.08	359	40.00	11.990	646	89.99
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.500 - 5.999	103	30,027,174.00	13.32	359	41.15	5.844	689	79.47
6.000 - 6.499	176	50,423,080.68	22.37	359	40.67	6.282	669	80.53
6.500 - 6.999	282	70,531,870.00	31.30	359	40.78	6.751	658	81.66
7.000 - 7.499	135	32,959,825.00	14.63	359	41.53	7.228	646	83.23
7.500 - 7.999	105	23,152,082.00	10.27	359	39.93	7.688	653	83.80
8.000 - 8.499	35	8,004,836.00	3.55	359	38.35	8.281	673	84.40
8.500 - 8.999	22	5,042,979.00	2.24	359	43.24	8.650	644	85.22
9.000 - 9.499	7	1,502,000.00	0.67	359	41.94	9.263	693	89.47
9.500 - 9.999	11	2,741,130.00	1.22	359	43.58	9.745	642	86.39
10.000 - 10.499	3	561,000.00	0.25	359	45.96	10.269	651	82.48
10.500 - 10.999	1	243,000.00	0.11	359	48.00	10.850	636	90.00
11.500 - 11.999	1	172,500.00	0.08	359	40.00	11.990	646	89.99
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000 - 2.249	1	217,000.00	0.10	359	19.00	6.950	667	89.49
2.750 - 2.999	60	14,397,732.00	6.39	359	37.93	6.356	748	87.99
3.000 - 3.249	48	17,172,953.00	7.62	359	42.98	6.107	664	83.49
3.250 - 3.499	1	250,001.00	0.11	359	39.00	6.200	789	89.29
3.750 - 3.999	1	99,000.00	0.04	359	13.00	6.900	628	82.50
4.000 - 4.249	3	1,081,855.00	0.48	359	27.86	7.116	645	85.74
4.250 - 4.499	22	4,580,481.00	2.03	359	45.14	7.705	659	84.40
4.500 - 4.749	2	405,300.00	0.18	359	28.80	6.409	721	89.67
4.750 - 4.999	31	9,895,756.00	4.39	359	42.29	6.990	733	79.56
5.000 - 5.249	73	20,598,627.00	9.14	359	41.15	6.817	685	83.52
5.250 - 5.499	170	44,351,395.00	19.68	359	40.97	6.598	665	81.19
5.500 - 5.749	224	53,868,958.68	23.90	359	41.46	6.946	646	80.65
5.750 - 5.999	196	47,114,945.00	20.91	359	40.20	7.183	631	81.11
6.000 - 6.249	49	11,327,473.00	5.03	359	39.66	7.514	645	80.29
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



DESCRIPTION OF THE IO COLLATERAL

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
July 2007	8	2,703,478.00	1.20	358	40.51	6.586	653	79.65
August 2007	617	158,354,633.68	70.27	359	40.80	6.984	655	81.39
September 2007	1	83,600.00	0.04	360	48.00	6.950	686	64.11
July 2008	4	634,090.00	0.28	358	46.70	6.843	658	85.59
August 2008	235	59,598,982.00	26.45	359	41.01	6.584	676	82.82
September 2008	1	228,000.00	0.10	360	46.00	5.750	733	72.38
August 2010	15	3,758,693.00	1.67	359	39.54	6.210	756	88.99
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

DESCRIPTION OF THE IO COLLATERAL

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	866	221,602,783.68	98.33	359	40.88	6.869	661	81.75
6.000	15	3,758,693.00	1.67	359	39.54	6.210	756	88.99
Total:	**881**	**225,361,476.68**	**100**	**359**	**40.86**	**6.858**	**662**	**81.87**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	881	225,361,476.68	100.00	359	40.86	6.858	662	81.87
Total:	**881**	**225,361,476.68**	**100.00**	**359**	**40.86**	**6.858**	**662**	**81.87**

Insured AVM

INSURED AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE ($)	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Insured AVM	778	207,087,984.25	70.83	359	41.15	6.877	668	83.50
Insured AVM	372	85,283,816.68	29.17	359	39.44	6.732	661	76.17
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	**6.834**	**666**	**81.36**

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

FOR ADDITIONAL INFORMATION PLEASE CALL:

CSFB Contacts

Banking

Boris Grinberg	(212) 325-4375
Kenny Rosenberg	(212) 325-3587
Sean Walker	(212) 325-4310
Stephen Marchi	(212) 325-0785
Kevin Collins	(212) 538-2596

Structuring

Carrina Chan	(212) 325-2384
Balazs Foldvari	(212) 538-3549

Collateral

Kashif Gilani	(212) 325-8697
David Steinberg	(212) 325-2774

ABS Syndicate

Tricia Hazelwood	(212) 325-8549
Melissa Simmons	(212) 325-8549
Jim Drvostep	(212) 325-8549
Garrett Smith	(212) 325-8549

Rating Agency Contacts

Standard & Poor's

Jeff Watson	(212) 438-1592

Moody's

Navneet Agarwal	(212) 553-3674
Carlos Benavides	(212) 553-7103

Fitch

Natasha Hanson	(212) 908-0272
Gregory Hackett	(212) 908-0686
Andrea Murad	(212) 908-0896

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8

Prepayment Speed	100% Pricing	100% Pricing	100% Pricing	100% Pricing	100% Pricing	100% Pricing	100% Pricing	100% Pricing	100% Pricing
Losses	CDR	CDR	CDR	CDR	CDR	CDR	CDR	CDR	CDR
Loss Severity	40%	40%	40%	50%	50%	50%	60%	60%	60%
Lag	12	12	12	12	12	12	12	12	12
LIBOR	Static	FWD	FWD + 200	Static	FWD	FWD + 200	Static	FWD	FWD + 200
Triggers	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Class M6									
WAL for Princ Pmts	11.72	11.81	11.97	12.50	12.52	12.60	13.00	13.01	13.10
Cum Loss	11.88%	11.68%	11.18%	12.27%	12.00%	11.39%	12.54%	12.22%	11.53%
CDR Multiple	11.66 CDR	11.40 CDR	10.77 CDR	9.16 CDR	8.91 CDR	8.35 CDR	7.54 CDR	7.31 CDR	6.82 CDR

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8

	B	C	D
Prepayment Speed		100% Pricing	100% Pricing
Losses		CDR	CDR
Loss Severity		60%	60%
Lag		6	6
LIBOR		FWD	FWD + 200
Triggers		Fail	Fail
Optional Redemption		To Maturity	To Maturity
Class M3			
WAL	0	11.13	11.16
Cum Loss		17.25%	16.86%
Cum Liquidations		28.61%	27.98%
CDR Multiple (Before 1st $ Loss)		11.17 CDR	10.84 CDR
Writedown		0.00%	0.00%
Class M5			
WAL	0	12.56	12.61
Cum Loss		14.37%	13.85%
Cum Liquidations		23.85%	22.99%
CDR Multiple (Before 1st $ Loss)		8.89 CDR	8.49 CDR
Writedown		0.00%	0.00%
Class M6			
WAL	0	12.67	12.86
Cum Loss		12.96%	12.39%
Cum Liquidations		21.50%	20.55%
CDR Multiple (Before 1st $ Loss)		7.84 CDR	7.42 CDR
Writedown		0.00%	0.00%
Class M8			
WAL	0	14.43	14.72
Cum Loss		11.13%	10.59%
Cum Liquidations		18.47%	17.56%
CDR Multiple (Before 1st $ Loss)		6.55 CDR	6.17 CDR
Writedown		0.00%	0.00%

**This information is being provided in response to your specific request for information. The information has been prepared an
CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The prelim
lying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in co
transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC
the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be
investment decision with respect to the security should be made by you based solely upon the information contained in the fin
circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any
any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the secur
jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relati**

	I	J
1		
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40	d furnished to you solely by	
41	inary description of the under-	
42	nection with the proposed	
43	makes no representation that	
44	a prospectus and any	
45	al prospectus. Under no	
46	sale of securities in	
47	ties laws of such	
48	g to the securites.	

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8

	B	C	D	E
Prepayment Speed		100% Pricing	100% Pricing	100% Pricing
Losses		CDR	CDR	CDR
Loss Severity		40%	40%	40%
Lag		12	12	12
LIBOR		FWD	FWD + 200	FWD + 400
Triggers		Fail	Fail	Fail
Optional Redemption		To Maturity	To Maturity	To Maturity
Class M1				
WAL	0	7.40	7.41	7.49
Cum Loss		19.79%	19.68%	19.24%
CDR Multiple (Before 1st $ Loss)		24.06 CDR	23.85 CDR	23.01 CDR

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the under-lying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8

	Stress Run #1				Stress Run #2				Stress Run #3				Stress Run #4		
Loss Curve	See Assumption Below				See Assumption Below				See Assumption Below				See Assumption Below		
Loss Severity	40%				40%				40%				40%		
Lag	12				12				12				12		
Triggers	Fail				Fail				Fail				Fail		
Optional Redemption	To Maturity				To Maturity				To Maturity				To Maturity		
LIBOR	Spot LIBOR				FWD LIBOR				FWD LIBOR + 200				FWD LIBOR + 400		
Prepayment Speed	50 PPC	100 PPC	150 PPC	200 PPC	50 PPC	100 PPC	150 PPC	200 PPC	50 PPC	100 PPC	150 PPC	200 PPC	50 PPC	100 PPC	150 PPC
Class M4 - Breakeven Loss Curve															
Losses (1st $ Loss)	Specified Default Curve				Specified Default Curve				Specified Default Curve				Specified Default Curve		
Multiple	5.72x	4.70x	6.05x	8.37x	5.58x	4.64x	6.19x	8.73x	5.25x	4.45x	6.50x	9.56x	4.54x	4.05x	6.65x
WAL for Princ Pmts	16.96	8.76	5.02	3.98	17.50	9.10	4.98	3.95	18.30	9.51	4.91	3.90	19.63	10.20	4.88
Cum Loss	17.16%	12.69%	10.50%	9.91%	16.74%	12.59%	10.62%	10.11%	15.75%	12.26%	10.87%	10.57%	13.62%	11.52%	11.00%
Cum Default	42.49%	31.42%	26.03%	24.58%	41.48%	31.19%	26.34%	25.07%	39.07%	30.41%	26.97%	26.21%	33.80%	28.59%	27.28%
Class M5 - Breakeven Loss Curve															
Losses (1st $ Loss)	Specified Default Curve				Specified Default Curve				Specified Default Curve				Specified Default Curve		
Multiple	5.33x	4.02x	4.64x	6.20x	5.20x	3.96x	**4.74x**	6.46x	4.85x	3.77x	4.96x	7.18x	4.11x	3.39x	5.06x
WAL for Princ Pmts	18.43	10.47	5.59	4.37	18.61	11.03	**5.55**	4.33	19.48	11.46	5.47	4.25	20.72	12.07	5.44
Cum Loss	15.99%	11.45%	9.16%	8.52%	15.60%	11.34%	**9.27%**	8.71%	14.55%	10.97%	9.50%	9.20%	12.33%	10.14%	9.60%
Cum Default	39.60%	28.36%	22.71%	21.11%	38.65%	28.10%	**22.98%**	21.60%	36.09%	27.20%	23.56%	22.81%	30.60%	25.17%	23.81%
Class M7 - Breakeven Loss Curve															
Losses (1st $ Loss)	Specified Default Curve				Specified Default Curve				Specified Default Curve				Specified Default Curve		
Multiple	4.64x	3.07x	2.32x	2.51x	4.49x	3.01x	2.36x	2.66x	4.13x	2.88x	2.47x	3.06x	3.35x	2.57x	2.51x
WAL for Princ Pmts	20.05	13.04	8.60	5.55	20.44	13.93	8.61	5.49	20.86	14.50	8.45	5.31	21.80	15.16	8.39
Cum Loss	13.92%	9.21%	5.81%	5.03%	13.47%	9.03%	5.88%	5.22%	12.39%	8.64%	6.08%	5.71%	10.05%	7.71%	6.15%
Cum Default	34.47%	22.81%	14.39%	12.45%	33.37%	22.37%	14.58%	12.94%	30.73%	21.43%	15.08%	14.15%	24.94%	19.13%	15.26%
Class M8 - Breakeven Loss Curve															
Losses (1st $ Loss)	Specified Default Curve				Specified Default Curve				Specified Default Curve				Specified Default Curve		
Multiple	4.37x	2.77x	1.84x	1.88x	4.23x	2.72x	1.87x	**2.00x**	3.86x	2.59x	1.98x	2.34x	3.07x	1.98x	2.02x
WAL for Princ Pmts	20.72	13.79	9.49	6.05	20.83	14.72	9.54	**5.93**	21.64	15.41	9.39	5.72	22.24	16.21	9.35
Cum Loss	13.11%	8.31%	4.91%	4.11%	12.69%	8.16%	4.97%	**4.30%**	11.58%	7.77%	5.18%	4.80%	9.21%	5.94%	5.26%
Cum Default	32.46%	20.58%	12.16%	10.18%	31.44%	20.22%	12.32%	**10.67%**	28.72%	19.27%	12.86%	11.90%	22.85%	14.74%	13.06%


A B C D E F G H I J K L M N O P Q R S T
50 51 52 53 54 55 56 57 58 59 60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
148																				
149																				
150																				
151																				
152																				
153																				
154																				
155																				

	U	W	X	Y	Z	AB	AC	AD	AE
4			Stress Run #5				Stress Run #6		
5			See Assumption Below				See Assumption Below		
6			40%				40%		
7			12				12		
8			Fail				Fail		
9			To Maturity				To Maturity		
10			Custom LIBOR Vector				FWD LIBOR		
11	200 PPC	50 PPC	100 PPC	150 PPC	200 PPC		50 Fixed PPC / 100 Arm PPC		
14			Specified Default Curve				Specified Default Curve		
15	10.21x	5.02x	4.29x	6.57x	9.94x		4.78x		
16	3.87	18.84	9.79	4.90	3.88		18.58		
17	10.92%	15.06%	11.97%	10.94%	10.75%		12.83%		
18	27.07%	37.37%	29.70%	27.13%	26.67%		31.79%		
21			Specified Default Curve				Specified Default Curve		
22	7.85x	4.62x	3.62x	5.02x	7.52x		4.09x		
23	4.19	19.89	11.70	5.45	4.22		20.43		
24	9.61%	13.86%	10.66%	9.56%	9.40%		11.59%		
25	23.83%	34.39%	26.44%	23.70%	23.32%		28.72%		
28			Specified Default Curve				Specified Default Curve		
29	3.41x	3.89x	2.76x	2.50x	3.24x		3.11x		
30	5.19	21.31	14.84	8.41	5.24		22.41		
31	6.10%	11.67%	8.28%	6.13%	5.91%		9.33%		
32	15.13%	28.96%	20.54%	15.21%	14.66%		23.12%		
35			Specified Default Curve				Specified Default Curve		
36	2.65x	3.62x	2.48x	2.01x	2.50x		2.82x		
37	5.57	21.97	15.63	9.36	5.63		22.72		
38	5.21%	10.86%	7.44%	5.24%	5.01%		8.46%		
39	12.91%	26.95%	18.46%	13.01%	12.43%		20.96%		

	U	V	W	X	Y	Z	A	AB	AC	AD	AE	A
50												
51												
52												
53												
54												
55												
56												
57												
58												
59												
60												
61												
62												
63												
64												
65												
66												
67												
68												
69												
70												
71												
72												
73												
74												
75												
76												
77												
78												
79												
80												
81												
82												
83												
84												
85												
86												
87												
88												
89												
90												
91												
92												
93												
94												
95												
96												
97												
98												
99												

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - Price/Yield - M12

Balance	$4,960,000.00	Delay	0	Index	LIBOR_1MO \| 3.79	WAC	7.616971	WAM	354
Coupon	6.29	Dated	9/28/2005	Mult / Margin	1 / 2.50	NET	7.115571	WALA	1
Settle	9/28/2005	First Payment	10/25/2005	Cap / Floor	999 / 0				

Disc Margin	*m12*
	Price
1,100	74.64604
1,125	74.02067
1,150	73.40134
1,175	72.78799
1,200	72.18056
1,225	71.57899
1,250	70.98321
1,275	70.39317
1,300	69.80881

LIBOR_1MO	3.79
LIBOR_6MO	4.01
Prepay	100 PricingSpeed
No Prepays	
Lockout and Penalties	Exclude Penalties
Prepay Penalty Haircut	5
Optional Redemption	Call (Y)

The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the party to whom CSFB LLC provided the computer model used
reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer model that you will use to prepare the Hypothetical Perform
purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purposes of evaluating the Hypothetical Performance Data. You
anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

	L	M	N	O	P	Q
1						
2						
3						
4						
5						
6						
7						
8						
9						
10						
11						
12						
13						
14						
15						
16						
17						
18						
19						
20						
21						
22						
23						
24						
25						
26						
27						
28						
29	to generate them). The Hypothetical Performance Data will be generated by you using a computer model prepared by CSFB LLC in					
30	nce Data was furnished to you solely by CSFB LLC and not by the issuer of the securities. It may not be (a) used for any					
31	gree that the Hypothetical Performance Data will be generated by or on behalf of you, and that neither CSFB LLC nor					
32						

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - CashflowsM2

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Prepay Penalty	Princ Writedown	Accum Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest
Total		38,240,000.00	8,104,543.18	46,344,543.18		0	38,240,000.00	0	0		0		8,104,543.18
0	28-Sep-05	0	0	0	38,240,000.00	0	0	0	0	0	0	0	0
1	25-Oct-05	0	123,037.20	123,037.20	38,240,000.00	0	0	0	0	0	0	0	123,037.20
2	25-Nov-05	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
3	25-Dec-05	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
4	25-Jan-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
5	25-Feb-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
6	25-Mar-06	0	127,594.13	127,594.13	38,240,000.00	0	0	0	0	0	0	0	127,594.13
7	25-Apr-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
8	25-May-06	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
9	25-Jun-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
10	25-Jul-06	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
11	25-Aug-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
12	25-Sep-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
13	25-Oct-06	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
14	25-Nov-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
15	25-Dec-06	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
16	25-Jan-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
17	25-Feb-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
18	25-Mar-07	0	127,594.13	127,594.13	38,240,000.00	0	0	0	0	0	0	0	127,594.13
19	25-Apr-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
20	25-May-07	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
21	25-Jun-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
22	25-Jul-07	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
23	25-Aug-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
24	25-Sep-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
25	25-Oct-07	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
26	25-Nov-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
27	25-Dec-07	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
28	25-Jan-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
29	25-Feb-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
30	25-Mar-08	0	132,151.07	132,151.07	38,240,000.00	0	0	0	0	0	0	0	132,151.07
31	25-Apr-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
32	25-May-08	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
33	25-Jun-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
34	25-Jul-08	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
35	25-Aug-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
36	25-Sep-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93
37	25-Oct-08	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
38	25-Nov-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0	0	0	141,264.93

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
46	39	25-Dec-08	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0	0	0	136,708.00
47	40	25-Jan-09	1,611,298.57	141,264.93	1,752,563.50	36,628,701.43	0	1,611,298.57	0	0	0	0	0	141,264.93
48	41	25-Feb-09	9,805,710.00	135,312.53	9,941,022.53	26,822,991.43	0	9,805,710.00	0	0	0	0	0	135,312.53
49	42	25-Mar-09	2,178,256.45	89,499.38	2,267,755.83	24,644,734.99	0	2,178,256.45	0	0	0	0	0	89,499.38
50	43	25-Apr-09	655,716.99	91,041.76	746,758.74	23,989,018.00	0	655,716.99	0	0	0	0	0	91,041.76
51	44	25-May-09	637,852.21	85,760.74	723,612.95	23,351,165.79	0	637,852.21	0	0	0	0	0	85,760.74
52	45	25-Jun-09	620,484.63	86,263.10	706,747.73	22,730,681.16	0	620,484.63	0	0	0	0	0	86,263.10
53	46	25-Jul-09	603,600.18	81,262.19	684,862.37	22,127,080.98	0	603,600.18	0	0	0	0	0	81,262.19
54	47	25-Aug-09	587,185.20	81,741.12	668,926.32	21,539,895.78	0	587,185.20	0	0	0	0	0	81,741.12
55	48	25-Sep-09	571,225.76	79,571.96	650,797.73	20,968,670.02	0	571,225.76	0	0	0	0	0	79,571.96
56	49	25-Oct-09	555,710.29	74,963.00	630,673.29	20,412,959.72	0	555,710.29	0	0	0	0	0	74,963.00
57	50	25-Nov-09	540,625.59	75,408.88	616,034.46	19,872,334.14	0	540,625.59	0	0	0	0	0	75,408.88
58	51	25-Dec-09	525,959.47	71,043.59	597,003.06	19,346,374.67	0	525,959.47	0	0	0	0	0	71,043.59
59	52	25-Jan-10	511,700.13	71,468.73	583,168.86	18,834,674.54	0	511,700.13	0	0	0	0	0	71,468.73
60	53	25-Feb-10	497,836.08	69,578.43	567,414.51	18,336,838.46	0	497,836.08	0	0	0	0	0	69,578.43
61	54	25-Mar-10	484,356.17	61,183.92	545,540.09	17,852,482.29	0	484,356.17	0	0	0	0	0	61,183.92
62	55	25-Apr-10	471,249.56	65,950.04	537,199.60	17,381,232.73	0	471,249.56	0	0	0	0	0	65,950.04
63	56	25-May-10	458,505.73	62,137.91	520,643.64	16,922,727.00	0	458,505.73	0	0	0	0	0	62,137.91
64	57	25-Jun-10	446,114.45	62,515.37	508,629.82	16,476,612.55	0	446,114.45	0	0	0	0	0	62,515.37
65	58	25-Jul-10	434,065.79	58,903.89	492,969.68	16,042,546.76	0	434,065.79	0	0	0	0	0	58,903.89
66	59	25-Aug-10	422,354.99	59,263.84	481,618.83	15,620,191.77	0	422,354.99	0	0	0	0	0	59,263.84
67	60	25-Sep-10	414,402.73	57,703.59	472,106.32	15,205,789.04	0	414,402.73	0	0	0	0	0	57,703.59
68	61	25-Oct-10	403,181.10	54,360.70	457,541.79	14,802,607.95	0	403,181.10	0	0	0	0	0	54,360.70
69	62	25-Nov-10	392,269.92	54,683.30	446,953.22	14,410,338.03	0	392,269.92	0	0	0	0	0	54,683.30
70	63	25-Dec-10	381,660.46	51,516.96	433,177.41	14,028,677.57	0	381,660.46	0	0	0	0	0	51,516.96
71	64	25-Jan-11	371,344.20	51,824.27	423,168.48	13,657,333.37	0	371,344.20	0	0	0	0	0	51,824.27
72	65	25-Feb-11	361,312.92	50,452.47	411,765.38	13,296,020.45	0	361,312.92	0	0	0	0	0	50,452.47
73	66	25-Mar-11	351,558.57	44,364.39	395,922.96	12,944,461.88	0	351,558.57	0	0	0	0	0	44,364.39
74	67	25-Apr-11	342,073.38	47,819.00	389,892.38	12,602,388.50	0	342,073.38	0	0	0	0	0	47,819.00
75	68	25-May-11	332,849.79	45,053.54	377,903.33	12,269,538.71	0	332,849.79	0	0	0	0	0	45,053.54
76	69	25-Jun-11	323,880.43	45,325.72	369,206.15	11,945,658.28	0	323,880.43	0	0	0	0	0	45,325.72
77	70	25-Jul-11	315,158.18	42,705.73	357,863.90	11,630,500.10	0	315,158.18	0	0	0	0	0	42,705.73
78	71	25-Aug-11	306,676.08	42,965.01	349,641.09	11,323,824.02	0	306,676.08	0	0	0	0	0	42,965.01
79	72	25-Sep-11	298,427.40	41,832.09	340,259.50	11,025,396.62	0	298,427.40	0	0	0	0	0	41,832.09
80	73	25-Oct-11	290,405.60	39,415.79	329,821.40	10,734,991.01	0	290,405.60	0	0	0	0	0	39,415.79
81	74	25-Nov-11	282,604.31	39,656.85	322,261.16	10,452,386.70	0	282,604.31	0	0	0	0	0	39,656.85
82	75	25-Dec-11	275,017.35	37,367.28	312,384.64	10,177,369.35	0	275,017.35	0	0	0	0	0	37,367.28
83	76	25-Jan-12	267,638.72	37,596.90	305,235.62	9,909,730.62	0	267,638.72	0	0	0	0	0	37,596.90
84	77	25-Feb-12	260,462.58	36,608.20	297,070.78	9,649,268.05	0	260,462.58	0	0	0	0	0	36,608.20
85	78	25-Mar-12	253,483.26	33,346.26	286,829.52	9,395,784.79	0	253,483.26	0	0	0	0	0	33,346.26
86	79	25-Apr-12	246,695.26	34,709.59	281,404.85	9,149,089.53	0	246,695.26	0	0	0	0	0	34,709.59
87	80	25-May-12	240,093.22	32,708.00	272,801.22	8,908,996.31	0	240,093.22	0	0	0	0	0	32,708.00
88	81	25-Jun-12	233,671.95	32,911.32	266,583.27	8,675,324.35	0	233,671.95	0	0	0	0	0	32,911.32
89	82	25-Jul-12	227,426.40	31,014.28	258,440.68	8,447,897.95	0	227,426.40	0	0	0	0	0	31,014.28
90	83	25-Aug-12	221,351.65	31,207.94	252,559.60	8,226,546.30	0	221,351.65	0	0	0	0	0	31,207.94
91	84	25-Sep-12	215,442.95	30,390.23	245,833.18	8,011,103.35	0	215,442.95	0	0	0	0	0	30,390.23

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
92	85	25-Oct-12	209,695.65	28,639.69	238,335.35	7,801,407.70	0	209,695.65	0	0	0	0	0	28,639.69
93	86	25-Nov-12	7,801,407.70	28,819.70	7,830,227.40	0	0	7,801,407.70	0	0	0	0	0	28,819.70
94														
95														

96 The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the party to whom CSFB LLC provided the computer model used to generate t
97 reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer model that you will use to prepare the Hypothetical Performance Data wa
98 purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purposes of evaluating the Hypothetical Performance Data. You agree that the
99 anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

	O	P	Q	R	S	T	U	V	W	X	Y
1											
2											
3											
4	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Capped Optimal Interest	Coupon	Effective Coupon	Couponcap Rate	Credit Support	LIBOR_1MO
5	0		0		0	8,104,543.18					
6											
7	0	0	0	0	0	0	0	0	0	0	0
8	0	0	0	0	0	123,037.20	4.29	4.29	6.724521	11.87	3.79
9	0	0	0	0	0	141,264.93	4.29	4.29	6.588234	11.97	3.79
10	0	0	0	0	0	136,708.00	4.29	4.29	6.683116	12.08	3.79
11	0	0	0	0	0	141,264.93	4.29	4.29	6.590017	12.23	3.79
12	0	0	0	0	0	141,264.93	4.29	4.29	6.591374	12.39	3.79
13	0	0	0	0	0	127,594.13	4.29	4.29	6.903439	12.59	3.79
14	0	0	0	0	0	141,264.93	4.29	4.29	6.595089	12.81	3.79
15	0	0	0	0	0	136,708.00	4.29	4.29	6.696446	13.06	3.79
16	0	0	0	0	0	141,264.93	4.29	4.29	6.600233	13.35	3.79
17	0	0	0	0	0	136,708.00	4.29	4.29	6.705453	13.67	3.79
18	0	0	0	0	0	141,264.93	4.29	4.29	6.606528	14.02	3.79
19	0	0	0	0	0	141,264.93	4.29	4.29	6.60969	14.37	3.79
20	0	0	0	0	0	136,708.00	4.29	4.29	6.720431	14.74	3.79
21	0	0	0	0	0	141,264.93	4.29	4.29	6.615784	15.12	3.79
22	0	0	0	0	0	136,708.00	4.29	4.29	6.730046	15.5	3.79
23	0	0	0	0	0	141,264.93	4.29	4.29	6.621581	15.9	3.79
24	0	0	0	0	0	141,264.93	4.29	4.29	6.624371	16.3	3.79
25	0	0	0	0	0	127,594.13	4.29	4.29	7.001868	16.72	3.79
26	0	0	0	0	0	141,264.93	4.29	4.29	6.62974	17.15	3.79
27	0	0	0	0	0	136,708.00	4.29	4.29	6.752283	17.58	3.79
28	0	0	0	0	0	141,264.93	4.29	4.29	6.634836	18.03	3.79
29	0	0	0	0	0	136,708.00	4.29	4.29	6.760494	18.49	3.79
30	0	0	0	0	0	141,264.93	4.29	4.29	6.640499	19.7	3.79
31	0	0	0	0	0	141,264.93	4.29	4.29	7.6757	20.97	3.79
32	0	0	0	0	0	136,708.00	4.29	4.29	7.83465	22.31	3.79
33	0	0	0	0	0	141,264.93	4.29	4.29	7.65179	23.72	3.79
34	0	0	0	0	0	136,708.00	4.29	4.29	7.815029	24.38	3.79
35	0	0	0	0	0	141,264.93	4.29	4.29	7.635314	25.05	3.79
36	0	0	0	0	0	141,264.93	4.29	4.29	7.633649	25.74	3.79
37	0	0	0	0	0	132,151.07	4.29	4.29	8.15791	26.45	3.79
38	0	0	0	0	0	141,264.93	4.29	4.29	7.770608	27.18	3.79
39	0	0	0	0	0	136,708.00	4.29	4.29	7.95625	27.93	3.79
40	0	0	0	0	0	141,264.93	4.29	4.29	7.765551	28.7	3.79
41	0	0	0	0	0	136,708.00	4.29	4.29	7.953053	29.49	3.79
42	0	0	0	0	0	141,264.93	4.29	4.29	7.760202	30.3	3.79
43	0	0	0	0	0	141,264.93	4.29	4.29	7.949696	31.13	3.79
44	0	0	0	0	0	136,708.00	4.29	4.29	8.145606	31.35	3.79
45	0	0	0	0	0	141,264.93	4.29	4.29	7.942725	30	3.79

	O	P	Q	R	S	T	U	V	W	X	Y
46	0	0	0	0	0	136,708.00	4.29	4.29	8.140242	28	3.79
47	0	0	0	0	0	141,264.93	4.29	4.29	7.935492	25.96	3.79
48	0	0	0	0	0	135,312.53	4.29	4.29	7.931779	24.2	3.79
49	0	0	0	0	0	89,499.38	4.29	4.29	8.6198	24.2	3.79
50	0	0	0	0	0	91,041.76	4.29	4.29	7.957964	24.2	3.79
51	0	0	0	0	0	85,760.74	4.29	4.29	8.159703	24.2	3.79
52	0	0	0	0	0	86,263.10	4.29	4.29	7.947884	24.2	3.79
53	0	0	0	0	0	81,262.19	4.29	4.29	8.151272	24.19	3.79
54	0	0	0	0	0	81,741.12	4.29	4.29	7.939432	24.19	3.79
55	0	0	0	0	0	79,571.96	4.29	4.29	7.935291	24.22	3.79
56	0	0	0	0	0	74,963.00	4.29	4.29	8.140533	24.24	3.79
57	0	0	0	0	0	75,408.88	4.29	4.29	7.926482	24.24	3.79
58	0	0	0	0	0	71,043.59	4.29	4.29	8.132874	24.24	3.79
59	0	0	0	0	0	71,468.73	4.29	4.29	7.917446	24.24	3.79
60	0	0	0	0	0	69,578.43	4.29	4.29	7.912846	24.24	3.79
61	0	0	0	0	0	61,183.92	4.29	4.29	8.888659	24.24	3.79
62	0	0	0	0	0	65,950.04	4.29	4.29	8.022069	24.24	3.79
63	0	0	0	0	0	62,137.91	4.29	4.29	8.282839	24.24	3.79
64	0	0	0	0	0	62,515.37	4.29	4.29	8.009214	24.24	3.79
65	0	0	0	0	0	58,903.89	4.29	4.29	8.269516	24.24	3.79
66	0	0	0	0	0	59,263.84	4.29	4.29	7.996282	24.24	3.79
67	0	0	0	0	0	57,703.59	4.29	4.29	7.991993	24.24	3.79
68	0	0	0	0	0	54,360.70	4.29	4.29	8.251838	24.24	3.79
69	0	0	0	0	0	54,683.30	4.29	4.29	7.979291	24.24	3.79
70	0	0	0	0	0	51,516.96	4.29	4.29	8.238678	24.24	3.79
71	0	0	0	0	0	51,824.27	4.29	4.29	7.966523	24.24	3.79
72	0	0	0	0	0	50,452.47	4.29	4.29	7.960115	24.24	3.79
73	0	0	0	0	0	44,364.39	4.29	4.29	8.805874	24.24	3.79
74	0	0	0	0	0	47,819.00	4.29	4.29	7.947255	24.24	3.79
75	0	0	0	0	0	45,053.54	4.29	4.29	8.205496	24.24	3.79
76	0	0	0	0	0	45,325.72	4.29	4.29	7.934335	24.24	3.79
77	0	0	0	0	0	42,705.73	4.29	4.29	8.192116	24.24	3.79
78	0	0	0	0	0	42,965.01	4.29	4.29	7.921359	24.24	3.79
79	0	0	0	0	0	41,832.09	4.29	4.29	7.914851	24.24	3.79
80	0	0	0	0	0	39,415.79	4.29	4.29	8.171941	24.24	3.79
81	0	0	0	0	0	39,656.85	4.29	4.29	7.901795	24.24	3.79
82	0	0	0	0	0	37,367.28	4.29	4.29	8.158424	24.24	3.79
83	0	0	0	0	0	37,596.90	4.29	4.29	7.88869	24.24	3.79
84	0	0	0	0	0	36,608.20	4.29	4.29	7.88212	24.24	3.79
85	0	0	0	0	0	33,346.26	4.29	4.29	8.418678	24.24	3.79
86	0	0	0	0	0	34,709.59	4.29	4.29	7.868945	24.24	3.79
87	0	0	0	0	0	32,708.00	4.29	4.29	8.124419	24.24	3.79
88	0	0	0	0	0	32,911.32	4.29	4.29	7.855727	24.24	3.79
89	0	0	0	0	0	31,014.28	4.29	4.29	8.110739	24.24	3.79
90	0	0	0	0	0	31,207.94	4.29	4.29	7.842468	24.24	3.79
91	0	0	0	0	0	30,390.23	4.29	4.29	7.835825	24.23	3.79

	O	P	Q	R	S	T	U	V	W	X	Y
92	0	0	0	0	0	28,639.69	4.29	4.29	8.090145	24.23	3.79
93	0	0	0	0	0	28,819.70	4.29	4.29	7.822512	100	3.79
94											
95											
96	hem). The Hypothetical Performance Data will be generated by you using a computer model prepared by CSFB LLC in										
97	s furnished to you solely by CSFB LLC and not by the issuer of the securities. It may not be (a) used for any										
98	Hypothetical Performance Data will be generated by or on behalf of you, and that neither CSFB LLC nor										
99											

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - CashflowsM3

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Prepay Penalty	Princ Writedown	Accum Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest	Interest Shortfall
Total		26,200,000.00	5,561,205.92	31,761,205.92		0	26,200,000.00	0	0		0		5,561,205.92	0
0	28-Sep-05	0	0	0	26,200,000.00	0	0	0	0	0	0	0	0	0
1	25-Oct-05	0	84,888.00	84,888.00	26,200,000.00	0	0	0	0	0	0	0	84,888.00	0
2	25-Nov-05	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
3	25-Dec-05	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
4	25-Jan-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
5	25-Feb-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
6	25-Mar-06	0	88,032.00	88,032.00	26,200,000.00	0	0	0	0	0	0	0	88,032.00	0
7	25-Apr-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
8	25-May-06	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
9	25-Jun-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
10	25-Jul-06	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
11	25-Aug-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
12	25-Sep-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
13	25-Oct-06	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
14	25-Nov-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
15	25-Dec-06	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
16	25-Jan-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
17	25-Feb-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
18	25-Mar-07	0	88,032.00	88,032.00	26,200,000.00	0	0	0	0	0	0	0	88,032.00	0
19	25-Apr-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
20	25-May-07	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
21	25-Jun-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
22	25-Jul-07	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
23	25-Aug-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
24	25-Sep-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
25	25-Oct-07	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
26	25-Nov-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
27	25-Dec-07	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
28	25-Jan-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
29	25-Feb-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
30	25-Mar-08	0	91,176.00	91,176.00	26,200,000.00	0	0	0	0	0	0	0	91,176.00	0
31	25-Apr-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
32	25-May-08	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
33	25-Jun-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
34	25-Jul-08	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
35	25-Aug-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
36	25-Sep-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
37	25-Oct-08	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
38	25-Nov-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0	0	0	97,464.00	0
39	25-Dec-08	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0	0	0	94,320.00	0
40	25-Jan-09	8,377,029.99	97,464.00	8,474,493.99	17,822,970.01	0	8,377,029.99	0	0	0	0	0	97,464.00	0
41	25-Feb-09	474,883.86	66,301.45	541,185.31	17,348,086.15	0	474,883.86	0	0	0	0	0	66,301.45	0

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
49	42	25-Mar-09	461,878.84	58,289.57	520,168.41	16,886,207.31	0	461,878.84	0	0	0	0	0	58,289.57	0
50	43	25-Apr-09	449,287.56	62,816.69	512,104.26	16,436,919.74	0	449,287.56	0	0	0	0	0	62,816.69	0
51	44	25-May-09	437,046.88	59,172.91	496,219.80	15,999,872.86	0	437,046.88	0	0	0	0	0	59,172.91	0
52	45	25-Jun-09	425,146.88	59,519.53	484,666.40	15,574,725.98	0	425,146.88	0	0	0	0	0	59,519.53	0
53	46	25-Jul-09	413,577.90	56,069.01	469,646.92	15,161,148.08	0	413,577.90	0	0	0	0	0	56,069.01	0
54	47	25-Aug-09	402,330.60	56,399.47	458,730.07	14,758,817.48	0	402,330.60	0	0	0	0	0	56,399.47	0
55	48	25-Sep-09	391,395.43	54,902.80	446,298.23	14,367,422.05	0	391,395.43	0	0	0	0	0	54,902.80	0
56	49	25-Oct-09	380,764.46	51,722.72	432,487.18	13,986,657.59	0	380,764.46	0	0	0	0	0	51,722.72	0
57	50	25-Nov-09	370,428.64	52,030.37	422,459.01	13,616,228.95	0	370,428.64	0	0	0	0	0	52,030.37	0
58	51	25-Dec-09	360,379.64	49,018.42	409,398.06	13,255,849.31	0	360,379.64	0	0	0	0	0	49,018.42	0
59	52	25-Jan-10	350,609.35	49,311.76	399,921.11	12,905,239.96	0	350,609.35	0	0	0	0	0	49,311.76	0
60	53	25-Feb-10	341,109.91	48,007.49	389,117.40	12,564,130.06	0	341,109.91	0	0	0	0	0	48,007.49	0
61	54	25-Mar-10	331,873.67	42,215.48	374,089.15	12,232,256.38	0	331,873.67	0	0	0	0	0	42,215.48	0
62	55	25-Apr-10	322,893.22	45,503.99	368,397.21	11,909,363.17	0	322,893.22	0	0	0	0	0	45,503.99	0
63	56	25-May-10	314,161.33	42,873.71	357,035.04	11,595,201.84	0	314,161.33	0	0	0	0	0	42,873.71	0
64	57	25-Jun-10	305,671.01	43,134.15	348,805.16	11,289,530.82	0	305,671.01	0	0	0	0	0	43,134.15	0
65	58	25-Jul-10	297,415.45	40,642.31	338,057.76	10,992,115.37	0	297,415.45	0	0	0	0	0	40,642.31	0
66	59	25-Aug-10	289,391.38	40,890.67	330,282.05	10,702,723.99	0	289,391.38	0	0	0	0	0	40,890.67	0
67	60	25-Sep-10	283,942.61	39,814.13	323,756.74	10,418,781.38	0	283,942.61	0	0	0	0	0	39,814.13	0
68	61	25-Oct-10	276,253.71	37,507.61	313,761.33	10,142,527.67	0	276,253.71	0	0	0	0	0	37,507.61	0
69	62	25-Nov-10	268,777.54	37,730.20	306,507.74	9,873,750.13	0	268,777.54	0	0	0	0	0	37,730.20	0
70	63	25-Dec-10	261,508.09	35,545.50	297,053.59	9,612,242.04	0	261,508.09	0	0	0	0	0	35,545.50	0
71	64	25-Jan-11	254,439.55	35,757.54	290,197.09	9,357,802.49	0	254,439.55	0	0	0	0	0	35,757.54	0
72	65	25-Feb-11	247,566.26	34,811.03	282,377.28	9,110,236.24	0	247,566.26	0	0	0	0	0	34,811.03	0
73	66	25-Mar-11	240,882.72	30,610.39	271,493.12	8,869,353.51	0	240,882.72	0	0	0	0	0	30,610.39	0
74	67	25-Apr-11	234,383.62	32,994.00	267,377.61	8,634,969.90	0	234,383.62	0	0	0	0	0	32,994.00	0
75	68	25-May-11	228,063.74	31,085.89	259,149.64	8,406,906.15	0	228,063.74	0	0	0	0	0	31,085.89	0
76	69	25-Jun-11	221,918.07	31,273.69	253,191.76	8,184,988.08	0	221,918.07	0	0	0	0	0	31,273.69	0
77	70	25-Jul-11	215,941.71	29,465.96	245,407.67	7,969,046.36	0	215,941.71	0	0	0	0	0	29,465.96	0
78	71	25-Aug-11	210,129.91	29,644.85	239,774.76	7,758,916.46	0	210,129.91	0	0	0	0	0	29,644.85	0
79	72	25-Sep-11	204,478.04	28,863.17	233,341.21	7,554,438.42	0	204,478.04	0	0	0	0	0	28,863.17	0
80	73	25-Oct-11	198,981.62	27,195.98	226,177.60	7,355,456.80	0	198,981.62	0	0	0	0	0	27,195.98	0
81	74	25-Nov-11	193,636.29	27,362.30	220,998.59	7,161,820.52	0	193,636.29	0	0	0	0	0	27,362.30	0
82	75	25-Dec-11	188,437.82	25,782.55	214,220.37	6,973,382.70	0	188,437.82	0	0	0	0	0	25,782.55	0
83	76	25-Jan-12	183,382.09	25,940.98	209,323.07	6,790,000.61	0	183,382.09	0	0	0	0	0	25,940.98	0
84	77	25-Feb-12	178,465.10	25,258.80	203,723.90	6,611,535.51	0	178,465.10	0	0	0	0	0	25,258.80	0
85	78	25-Mar-12	173,682.97	23,008.14	196,691.12	6,437,852.54	0	173,682.97	0	0	0	0	0	23,008.14	0
86	79	25-Apr-12	169,031.94	23,948.81	192,980.75	6,268,820.60	0	169,031.94	0	0	0	0	0	23,948.81	0
87	80	25-May-12	164,508.32	22,567.75	187,076.07	6,104,312.28	0	164,508.32	0	0	0	0	0	22,567.75	0
88	81	25-Jun-12	160,108.56	22,708.04	182,816.60	5,944,203.72	0	160,108.56	0	0	0	0	0	22,708.04	0
89	82	25-Jul-12	155,829.20	21,399.13	177,228.33	5,788,374.52	0	155,829.20	0	0	0	0	0	21,399.13	0
90	83	25-Aug-12	151,666.87	21,532.75	173,199.63	5,636,707.65	0	151,666.87	0	0	0	0	0	21,532.75	0
91	84	25-Sep-12	147,618.32	20,968.55	168,586.87	5,489,089.33	0	147,618.32	0	0	0	0	0	20,968.55	0
92	85	25-Oct-12	143,680.35	19,760.72	163,441.07	5,345,408.98	0	143,680.35	0	0	0	0	0	19,760.72	0
93	86	25-Nov-12	5,345,408.98	19,884.92	5,365,293.90	0	0	5,345,408.98	0	0	0	0	0	19,884.92	0
94															
95															
96	The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the party to whom CSFB LLC provided the computer model used to generate them). The Hypothetical P														

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
97	reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer model that you will use to prepare the Hypothetical Performance Data was furnished to you solely b														
98	purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purposes of evaluating the Hypothetical Performance Data. You agree that the Hypothetical Performanc														
99	anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.														

	P	Q	R	S	T	U	V	W	X	Y
1										
2										
3										
4	*Accum Interest Shortfall*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*	*Couponcap Shortfall Payback*	*Capped Optimal Interest*	*Coupon*	*Effective Coupon*	*Couponcap Rate*	*Credit Support*	*LIBOR_1MO*
5		0		0	5,561,205.92					
6										
7	0	0	0	0	0	0	0	0	0	0
8	0	0	0	0	84,888.00	4.32	4.32	6.724521	10.01	3.79
9	0	0	0	0	97,464.00	4.32	4.32	6.588234	10.09	3.79
10	0	0	0	0	94,320.00	4.32	4.32	6.683116	10.19	3.79
11	0	0	0	0	97,464.00	4.32	4.32	6.590017	10.31	3.79
12	0	0	0	0	97,464.00	4.32	4.32	6.591374	10.45	3.79
13	0	0	0	0	88,032.00	4.32	4.32	6.903439	10.61	3.79
14	0	0	0	0	97,464.00	4.32	4.32	6.595089	10.8	3.79
15	0	0	0	0	94,320.00	4.32	4.32	6.696446	11.01	3.79
16	0	0	0	0	97,464.00	4.32	4.32	6.600233	11.26	3.79
17	0	0	0	0	94,320.00	4.32	4.32	6.705453	11.52	3.79
18	0	0	0	0	97,464.00	4.32	4.32	6.606528	11.82	3.79
19	0	0	0	0	97,464.00	4.32	4.32	6.60969	12.12	3.79
20	0	0	0	0	94,320.00	4.32	4.32	6.720431	12.43	3.79
21	0	0	0	0	97,464.00	4.32	4.32	6.615784	12.75	3.79
22	0	0	0	0	94,320.00	4.32	4.32	6.730046	13.07	3.79
23	0	0	0	0	97,464.00	4.32	4.32	6.621581	13.41	3.79
24	0	0	0	0	97,464.00	4.32	4.32	6.624371	13.75	3.79
25	0	0	0	0	88,032.00	4.32	4.32	7.001868	14.1	3.79
26	0	0	0	0	97,464.00	4.32	4.32	6.62974	14.46	3.79
27	0	0	0	0	94,320.00	4.32	4.32	6.752283	14.83	3.79
28	0	0	0	0	97,464.00	4.32	4.32	6.634836	15.2	3.79
29	0	0	0	0	94,320.00	4.32	4.32	6.760494	15.59	3.79
30	0	0	0	0	97,464.00	4.32	4.32	6.640499	16.61	3.79
31	0	0	0	0	97,464.00	4.32	4.32	7.6757	17.68	3.79
32	0	0	0	0	94,320.00	4.32	4.32	7.83465	18.81	3.79
33	0	0	0	0	97,464.00	4.32	4.32	7.65179	20	3.79
34	0	0	0	0	94,320.00	4.32	4.32	7.815029	20.56	3.79
35	0	0	0	0	97,464.00	4.32	4.32	7.635314	21.12	3.79
36	0	0	0	0	97,464.00	4.32	4.32	7.633649	21.71	3.79
37	0	0	0	0	91,176.00	4.32	4.32	8.15791	22.31	3.79
38	0	0	0	0	97,464.00	4.32	4.32	7.770608	22.92	3.79
39	0	0	0	0	94,320.00	4.32	4.32	7.95625	23.55	3.79
40	0	0	0	0	97,464.00	4.32	4.32	7.765551	24.2	3.79
41	0	0	0	0	94,320.00	4.32	4.32	7.953053	24.87	3.79
42	0	0	0	0	97,464.00	4.32	4.32	7.760202	25.55	3.79
43	0	0	0	0	97,464.00	4.32	4.32	7.949696	26.25	3.79
44	0	0	0	0	94,320.00	4.32	4.32	8.145606	26.33	3.79
45	0	0	0	0	97,464.00	4.32	4.32	7.942725	24.84	3.79
46	0	0	0	0	94,320.00	4.32	4.32	8.140242	22.71	3.79
47	0	0	0	0	97,464.00	4.32	4.32	7.935492	20.52	3.79
48	0	0	0	0	66,301.45	4.32	4.32	7.931779	20.4	3.79

	P	Q	R	S	T	U	V	W	X	Y
49	0	0	0	0	58,289.57	4.32	4.32	8.6198	20.4	3.79
50	0	0	0	0	62,816.69	4.32	4.32	7.957964	20.39	3.79
51	0	0	0	0	59,172.91	4.32	4.32	8.159703	20.39	3.79
52	0	0	0	0	59,519.53	4.32	4.32	7.947884	20.39	3.79
53	0	0	0	0	56,069.01	4.32	4.32	8.151272	20.39	3.79
54	0	0	0	0	56,399.47	4.32	4.32	7.939432	20.39	3.79
55	0	0	0	0	54,902.80	4.32	4.32	7.935291	20.42	3.79
56	0	0	0	0	51,722.72	4.32	4.32	8.140533	20.44	3.79
57	0	0	0	0	52,030.37	4.32	4.32	7.926482	20.44	3.79
58	0	0	0	0	49,018.42	4.32	4.32	8.132874	20.44	3.79
59	0	0	0	0	49,311.76	4.32	4.32	7.917446	20.44	3.79
60	0	0	0	0	48,007.49	4.32	4.32	7.912846	20.44	3.79
61	0	0	0	0	42,215.48	4.32	4.32	8.888659	20.44	3.79
62	0	0	0	0	45,503.99	4.32	4.32	8.022069	20.44	3.79
63	0	0	0	0	42,873.71	4.32	4.32	8.282839	20.44	3.79
64	0	0	0	0	43,134.15	4.32	4.32	8.009214	20.44	3.79
65	0	0	0	0	40,642.31	4.32	4.32	8.269516	20.44	3.79
66	0	0	0	0	40,890.67	4.32	4.32	7.996282	20.44	3.79
67	0	0	0	0	39,814.13	4.32	4.32	7.991993	20.44	3.79
68	0	0	0	0	37,507.61	4.32	4.32	8.251838	20.44	3.79
69	0	0	0	0	37,730.20	4.32	4.32	7.979291	20.44	3.79
70	0	0	0	0	35,545.50	4.32	4.32	8.238678	20.44	3.79
71	0	0	0	0	35,757.54	4.32	4.32	7.966523	20.44	3.79
72	0	0	0	0	34,811.03	4.32	4.32	7.960115	20.44	3.79
73	0	0	0	0	30,610.39	4.32	4.32	8.805874	20.44	3.79
74	0	0	0	0	32,994.00	4.32	4.32	7.947255	20.44	3.79
75	0	0	0	0	31,085.89	4.32	4.32	8.205496	20.44	3.79
76	0	0	0	0	31,273.69	4.32	4.32	7.934335	20.44	3.79
77	0	0	0	0	29,465.96	4.32	4.32	8.192116	20.44	3.79
78	0	0	0	0	29,644.85	4.32	4.32	7.921359	20.44	3.79
79	0	0	0	0	28,863.17	4.32	4.32	7.914851	20.44	3.79
80	0	0	0	0	27,195.98	4.32	4.32	8.171941	20.44	3.79
81	0	0	0	0	27,362.30	4.32	4.32	7.901795	20.44	3.79
82	0	0	0	0	25,782.55	4.32	4.32	8.158424	20.44	3.79
83	0	0	0	0	25,940.98	4.32	4.32	7.88869	20.44	3.79
84	0	0	0	0	25,258.80	4.32	4.32	7.88212	20.44	3.79
85	0	0	0	0	23,008.14	4.32	4.32	8.418678	20.44	3.79
86	0	0	0	0	23,948.81	4.32	4.32	7.868945	20.44	3.79
87	0	0	0	0	22,567.75	4.32	4.32	8.124419	20.44	3.79
88	0	0	0	0	22,708.04	4.32	4.32	7.855727	20.44	3.79
89	0	0	0	0	21,399.13	4.32	4.32	8.110739	20.44	3.79
90	0	0	0	0	21,532.75	4.32	4.32	7.842468	20.44	3.79
91	0	0	0	0	20,968.55	4.32	4.32	7.835825	20.44	3.79
92	0	0	0	0	19,760.72	4.32	4.32	8.090145	20.43	3.79
93	0	0	0	0	19,884.92	4.32	4.32	7.822512	100	3.79
94										
95										
96	erformance Data will be generated by you using a computer model prepared by CSFB LLC in									

	P	Q	R	S	T	U	V	W	X	Y
97	y CSFB LLC and not by the issuer of the securities. It may not be (a) used for any									
98	Data will be generated by or on behalf of you, and that neither CSFB LLC nor									
99										

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - CashflowsM4

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Prepay Penalty	Princ Writedown	Accum Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest	Interest Shortfall
Total		24,780,000.00	5,391,981.48	30,171,981.48		0	24,780,000.00	0	0		0		5,391,981.48	0
0	28-Sep-05	0	0	0	24,780,000.00	0	0	0	0	0	0	0	0	0
1	25-Oct-05	0	82,703.25	82,703.25	24,780,000.00	0	0	0	0	0	0	0	82,703.25	0
2	25-Nov-05	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
3	25-Dec-05	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
4	25-Jan-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
5	25-Feb-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
6	25-Mar-06	0	85,766.33	85,766.33	24,780,000.00	0	0	0	0	0	0	0	85,766.33	0
7	25-Apr-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
8	25-May-06	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
9	25-Jun-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
10	25-Jul-06	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
11	25-Aug-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
12	25-Sep-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
13	25-Oct-06	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
14	25-Nov-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
15	25-Dec-06	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
16	25-Jan-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
17	25-Feb-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
18	25-Mar-07	0	85,766.33	85,766.33	24,780,000.00	0	0	0	0	0	0	0	85,766.33	0
19	25-Apr-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
20	25-May-07	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
21	25-Jun-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
22	25-Jul-07	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
23	25-Aug-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
24	25-Sep-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
25	25-Oct-07	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
26	25-Nov-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
27	25-Dec-07	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
28	25-Jan-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
29	25-Feb-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
30	25-Mar-08	0	88,829.42	88,829.42	24,780,000.00	0	0	0	0	0	0	0	88,829.42	0
31	25-Apr-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
32	25-May-08	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
33	25-Jun-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
34	25-Jul-08	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
35	25-Aug-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
36	25-Sep-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
37	25-Oct-08	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0	0	0	91,892.50	0
38	25-Nov-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0	0	0	94,955.58	0
39	25-Dec-08	6,877,848.53	91,892.50	6,969,741.03	17,902,151.47	0	6,877,848.53	0	0	0	0	0	91,892.50	0
40	25-Jan-09	1,042,585.25	68,600.05	1,111,185.30	16,859,566.23	0	1,042,585.25	0	0	0	0	0	68,600.05	0
41	25-Feb-09	449,214.46	64,604.92	513,819.38	16,410,351.76	0	449,214.46	0	0	0	0	0	64,604.92	0

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
49	42	25-Mar-09	436,912.42	56,798.05	493,710.47	15,973,439.34	0	436,912.42	0	0	0	0	0	56,798.05	0
50	43	25-Apr-09	425,001.75	61,209.33	486,211.08	15,548,437.59	0	425,001.75	0	0	0	0	0	61,209.33	0
51	44	25-May-09	413,422.73	57,658.79	471,081.52	15,135,014.87	0	413,422.73	0	0	0	0	0	57,658.79	0
52	45	25-Jun-09	402,165.97	57,996.54	460,162.50	14,732,848.90	0	402,165.97	0	0	0	0	0	57,996.54	0
53	46	25-Jul-09	391,222.34	54,634.31	445,856.66	14,341,626.56	0	391,222.34	0	0	0	0	0	54,634.31	0
54	47	25-Aug-09	380,583.00	54,956.32	435,539.31	13,961,043.56	0	380,583.00	0	0	0	0	0	54,956.32	0
55	48	25-Sep-09	370,238.92	53,497.94	423,736.86	13,590,804.64	0	370,238.92	0	0	0	0	0	53,497.94	0
56	49	25-Oct-09	360,182.60	50,399.23	410,581.83	13,230,622.04	0	360,182.60	0	0	0	0	0	50,399.23	0
57	50	25-Nov-09	350,405.47	50,699.01	401,104.48	12,880,216.57	0	350,405.47	0	0	0	0	0	50,699.01	0
58	51	25-Dec-09	340,899.66	47,764.14	388,663.79	12,539,316.91	0	340,899.66	0	0	0	0	0	47,764.14	0
59	52	25-Jan-10	331,657.49	48,049.97	379,707.46	12,207,659.42	0	331,657.49	0	0	0	0	0	48,049.97	0
60	53	25-Feb-10	322,671.53	46,779.07	369,450.61	11,884,987.89	0	322,671.53	0	0	0	0	0	46,779.07	0
61	54	25-Mar-10	313,934.55	41,135.26	355,069.82	11,571,053.34	0	313,934.55	0	0	0	0	0	41,135.26	0
62	55	25-Apr-10	305,439.53	44,339.63	349,779.16	11,265,613.81	0	305,439.53	0	0	0	0	0	44,339.63	0
63	56	25-May-10	297,179.64	41,776.65	338,956.29	10,968,434.17	0	297,179.64	0	0	0	0	0	41,776.65	0
64	57	25-Jun-10	289,148.25	42,030.43	331,178.68	10,679,285.91	0	289,148.25	0	0	0	0	0	42,030.43	0
65	58	25-Jul-10	281,338.94	39,602.35	320,941.29	10,397,946.98	0	281,338.94	0	0	0	0	0	39,602.35	0
66	59	25-Aug-10	273,748.61	39,844.36	313,592.96	10,124,198.37	0	273,748.61	0	0	0	0	0	39,844.36	0
67	60	25-Sep-10	268,594.36	38,795.37	307,389.73	9,855,604.01	0	268,594.36	0	0	0	0	0	38,795.37	0
68	61	25-Oct-10	261,321.08	36,547.86	297,868.95	9,594,282.93	0	261,321.08	0	0	0	0	0	36,547.86	0
69	62	25-Nov-10	254,249.02	36,764.76	291,013.78	9,340,033.91	0	254,249.02	0	0	0	0	0	36,764.76	0
70	63	25-Dec-10	247,372.52	34,635.96	282,008.48	9,092,661.39	0	247,372.52	0	0	0	0	0	34,635.96	0
71	64	25-Jan-11	240,686.06	34,842.57	275,528.63	8,851,975.33	0	240,686.06	0	0	0	0	0	34,842.57	0
72	65	25-Feb-11	234,184.30	33,920.28	268,104.57	8,617,791.03	0	234,184.30	0	0	0	0	0	33,920.28	0
73	66	25-Mar-11	227,862.04	29,827.13	257,689.17	8,389,929.00	0	227,862.04	0	0	0	0	0	29,827.13	0
74	67	25-Apr-11	221,714.23	32,149.74	253,863.97	8,168,214.77	0	221,714.23	0	0	0	0	0	32,149.74	0
75	68	25-May-11	215,735.97	30,290.46	246,026.44	7,952,478.79	0	215,735.97	0	0	0	0	0	30,290.46	0
76	69	25-Jun-11	209,922.50	30,473.46	240,395.96	7,742,556.29	0	209,922.50	0	0	0	0	0	30,473.46	0
77	70	25-Jul-11	204,269.19	28,711.98	232,981.17	7,538,287.10	0	204,269.19	0	0	0	0	0	28,711.98	0
78	71	25-Aug-11	198,771.53	28,886.30	227,657.83	7,339,515.57	0	198,771.53	0	0	0	0	0	28,886.30	0
79	72	25-Sep-11	193,425.17	28,124.62	221,549.79	7,146,090.40	0	193,425.17	0	0	0	0	0	28,124.62	0
80	73	25-Oct-11	188,225.85	26,500.09	214,725.94	6,957,864.55	0	188,225.85	0	0	0	0	0	26,500.09	0
81	74	25-Nov-11	183,169.46	26,662.15	209,831.61	6,774,695.08	0	183,169.46	0	0	0	0	0	26,662.15	0
82	75	25-Dec-11	178,251.99	25,122.83	203,374.82	6,596,443.09	0	178,251.99	0	0	0	0	0	25,122.83	0
83	76	25-Jan-12	173,469.54	25,277.20	198,746.74	6,422,973.55	0	173,469.54	0	0	0	0	0	25,277.20	0
84	77	25-Feb-12	168,818.34	24,612.48	193,430.82	6,254,155.21	0	168,818.34	0	0	0	0	0	24,612.48	0
85	78	25-Mar-12	164,294.71	22,419.41	186,714.11	6,089,860.51	0	164,294.71	0	0	0	0	0	22,419.41	0
86	79	25-Apr-12	159,895.07	23,336.01	183,231.08	5,929,965.43	0	159,895.07	0	0	0	0	0	23,336.01	0
87	80	25-May-12	155,615.98	21,990.29	177,606.27	5,774,349.46	0	155,615.98	0	0	0	0	0	21,990.29	0
88	81	25-Jun-12	151,454.04	22,126.99	173,581.03	5,622,895.41	0	151,454.04	0	0	0	0	0	22,126.99	0
89	82	25-Jul-12	147,406.00	20,851.57	168,257.57	5,475,489.41	0	147,406.00	0	0	0	0	0	20,851.57	0
90	83	25-Aug-12	143,468.66	20,981.77	164,450.44	5,332,020.75	0	143,468.66	0	0	0	0	0	20,981.77	0
91	84	25-Sep-12	139,638.95	20,432.01	160,070.96	5,192,381.80	0	139,638.95	0	0	0	0	0	20,432.01	0
92	85	25-Oct-12	135,913.85	19,255.08	155,168.93	5,056,467.95	0	135,913.85	0	0	0	0	0	19,255.08	0
93	86	25-Nov-12	5,056,467.95	19,376.10	5,075,844.06	0	0	5,056,467.95	0	0	0	0	0	19,376.10	0
94															
95															

96 The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the party to whom CSFB LLC provided the computer model used to generate them). The Hypothetical P

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
97	reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer model that you will use to prepare the Hypothetical Performance Data was furnished to you solely b														
98	purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purposes of evaluating the Hypothetical Performance Data. You agree that the Hypothetical Performanc														
99	anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.														

	P	Q	R	S	T	U	V	W	X	Y
1										
2										
3										
4	*Accum Interest Shortfall*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*	*Couponcap Shortfall Payback*	*Capped Optimal Interest*	*Coupon*	*Effective Coupon*	*Couponcap Rate*	*Credit Support*	*LIBOR_1MO*
5		0		0	5,391,981.48					
6										
7	0	0	0	0	0	0	0	0	0	0
8	0	0	0	0	82,703.25	4.45	4.45	6.724521	8.25	3.79
9	0	0	0	0	94,955.58	4.45	4.45	6.588234	8.32	3.79
10	0	0	0	0	91,892.50	4.45	4.45	6.683116	8.4	3.79
11	0	0	0	0	94,955.58	4.45	4.45	6.590017	8.5	3.79
12	0	0	0	0	94,955.58	4.45	4.45	6.591374	8.61	3.79
13	0	0	0	0	85,766.33	4.45	4.45	6.903439	8.75	3.79
14	0	0	0	0	94,955.58	4.45	4.45	6.595089	8.9	3.79
15	0	0	0	0	91,892.50	4.45	4.45	6.696446	9.08	3.79
16	0	0	0	0	94,955.58	4.45	4.45	6.600233	9.28	3.79
17	0	0	0	0	91,892.50	4.45	4.45	6.705453	9.5	3.79
18	0	0	0	0	94,955.58	4.45	4.45	6.606528	9.74	3.79
19	0	0	0	0	94,955.58	4.45	4.45	6.60969	9.99	3.79
20	0	0	0	0	91,892.50	4.45	4.45	6.720431	10.24	3.79
21	0	0	0	0	94,955.58	4.45	4.45	6.615784	10.51	3.79
22	0	0	0	0	91,892.50	4.45	4.45	6.730046	10.77	3.79
23	0	0	0	0	94,955.58	4.45	4.45	6.621581	11.05	3.79
24	0	0	0	0	94,955.58	4.45	4.45	6.624371	11.33	3.79
25	0	0	0	0	85,766.33	4.45	4.45	7.001868	11.62	3.79
26	0	0	0	0	94,955.58	4.45	4.45	6.62974	11.92	3.79
27	0	0	0	0	91,892.50	4.45	4.45	6.752283	12.22	3.79
28	0	0	0	0	94,955.58	4.45	4.45	6.634836	12.53	3.79
29	0	0	0	0	91,892.50	4.45	4.45	6.760494	12.85	3.79
30	0	0	0	0	94,955.58	4.45	4.45	6.640499	13.69	3.79
31	0	0	0	0	94,955.58	4.45	4.45	7.6757	14.57	3.79
32	0	0	0	0	91,892.50	4.45	4.45	7.83465	15.5	3.79
33	0	0	0	0	94,955.58	4.45	4.45	7.65179	16.48	3.79
34	0	0	0	0	91,892.50	4.45	4.45	7.815029	16.94	3.79
35	0	0	0	0	94,955.58	4.45	4.45	7.635314	17.41	3.79
36	0	0	0	0	94,955.58	4.45	4.45	7.633649	17.89	3.79
37	0	0	0	0	88,829.42	4.45	4.45	8.15791	18.38	3.79
38	0	0	0	0	94,955.58	4.45	4.45	7.770608	18.89	3.79
39	0	0	0	0	91,892.50	4.45	4.45	7.95625	19.41	3.79
40	0	0	0	0	94,955.58	4.45	4.45	7.765551	19.95	3.79
41	0	0	0	0	91,892.50	4.45	4.45	7.953053	20.49	3.79
42	0	0	0	0	94,955.58	4.45	4.45	7.760202	21.06	3.79
43	0	0	0	0	94,955.58	4.45	4.45	7.949696	21.64	3.79
44	0	0	0	0	91,892.50	4.45	4.45	8.145606	21.59	3.79
45	0	0	0	0	94,955.58	4.45	4.45	7.942725	19.97	3.79
46	0	0	0	0	91,892.50	4.45	4.45	8.140242	17.7	3.79
47	0	0	0	0	68,600.05	4.45	4.45	7.935492	16.8	3.79
48	0	0	0	0	64,604.92	4.45	4.45	7.931779	16.8	3.79

	P	Q	R	S	T	U	V	W	X	Y
49	0	0	0	0	56,798.05	4.45	4.45	8.6198	16.8	3.79
50	0	0	0	0	61,209.33	4.45	4.45	7.957964	16.8	3.79
51	0	0	0	0	57,658.79	4.45	4.45	8.159703	16.8	3.79
52	0	0	0	0	57,996.54	4.45	4.45	7.947884	16.8	3.79
53	0	0	0	0	54,634.31	4.45	4.45	8.151272	16.8	3.79
54	0	0	0	0	54,956.32	4.45	4.45	7.939432	16.8	3.79
55	0	0	0	0	53,497.94	4.45	4.45	7.935291	16.82	3.79
56	0	0	0	0	50,399.23	4.45	4.45	8.140533	16.85	3.79
57	0	0	0	0	50,699.01	4.45	4.45	7.926482	16.85	3.79
58	0	0	0	0	47,764.14	4.45	4.45	8.132874	16.85	3.79
59	0	0	0	0	48,049.97	4.45	4.45	7.917446	16.85	3.79
60	0	0	0	0	46,779.07	4.45	4.45	7.912846	16.85	3.79
61	0	0	0	0	41,135.26	4.45	4.45	8.888659	16.84	3.79
62	0	0	0	0	44,339.63	4.45	4.45	8.022069	16.84	3.79
63	0	0	0	0	41,776.65	4.45	4.45	8.282839	16.84	3.79
64	0	0	0	0	42,030.43	4.45	4.45	8.009214	16.84	3.79
65	0	0	0	0	39,602.35	4.45	4.45	8.269516	16.84	3.79
66	0	0	0	0	39,844.36	4.45	4.45	7.996282	16.84	3.79
67	0	0	0	0	38,795.37	4.45	4.45	7.991993	16.85	3.79
68	0	0	0	0	36,547.86	4.45	4.45	8.251838	16.85	3.79
69	0	0	0	0	36,764.76	4.45	4.45	7.979291	16.85	3.79
70	0	0	0	0	34,635.96	4.45	4.45	8.238678	16.85	3.79
71	0	0	0	0	34,842.57	4.45	4.45	7.966523	16.85	3.79
72	0	0	0	0	33,920.28	4.45	4.45	7.960115	16.85	3.79
73	0	0	0	0	29,827.13	4.45	4.45	8.805874	16.85	3.79
74	0	0	0	0	32,149.74	4.45	4.45	7.947255	16.85	3.79
75	0	0	0	0	30,290.46	4.45	4.45	8.205496	16.84	3.79
76	0	0	0	0	30,473.46	4.45	4.45	7.934335	16.84	3.79
77	0	0	0	0	28,711.98	4.45	4.45	8.192116	16.84	3.79
78	0	0	0	0	28,886.30	4.45	4.45	7.921359	16.84	3.79
79	0	0	0	0	28,124.62	4.45	4.45	7.914851	16.84	3.79
80	0	0	0	0	26,500.09	4.45	4.45	8.171941	16.84	3.79
81	0	0	0	0	26,662.15	4.45	4.45	7.901795	16.84	3.79
82	0	0	0	0	25,122.83	4.45	4.45	8.158424	16.84	3.79
83	0	0	0	0	25,277.20	4.45	4.45	7.88869	16.84	3.79
84	0	0	0	0	24,612.48	4.45	4.45	7.88212	16.84	3.79
85	0	0	0	0	22,419.41	4.45	4.45	8.418678	16.84	3.79
86	0	0	0	0	23,336.01	4.45	4.45	7.868945	16.84	3.79
87	0	0	0	0	21,990.29	4.45	4.45	8.124419	16.84	3.79
88	0	0	0	0	22,126.99	4.45	4.45	7.855727	16.84	3.79
89	0	0	0	0	20,851.57	4.45	4.45	8.110739	16.84	3.79
90	0	0	0	0	20,981.77	4.45	4.45	7.842468	16.84	3.79
91	0	0	0	0	20,432.01	4.45	4.45	7.835825	16.84	3.79
92	0	0	0	0	19,255.08	4.45	4.45	8.090145	16.84	3.79
93	0	0	0	0	19,376.10	4.45	4.45	7.822512	100	3.79
94										
95										
96	erformance Data will be generated by you using a computer model prepared by CSFB LLC in									

	P	Q	R	S	T	U	V	W	X	Y
97	CSFB LLC and not by the issuer of the securities. It may not be (a) used for any									
98	Data will be generated by or on behalf of you, and that neither CSFB LLC nor									
99										

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - CashflowsM5

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Prepay Penalty	Princ Writedown	Accum Princ Writedown	Gross Writedown	Accum Gross Writedown	Accrued Interest	Interest Shortfall
Total		19,830,000.00	4,347,219.62	24,177,219.62		0	19,830,000.00	0	0		0		4,347,219.62	0
0	28-Sep-05	0	0	0	19,830,000.00	0	0	0	0	0	0	0	0	0
1	25-Oct-05	0	66,777.52	66,777.52	19,830,000.00	0	0	0	0	0	0	0	66,777.52	0
2	25-Nov-05	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
3	25-Dec-05	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
4	25-Jan-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
5	25-Feb-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
6	25-Mar-06	0	69,250.77	69,250.77	19,830,000.00	0	0	0	0	0	0	0	69,250.77	0
7	25-Apr-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
8	25-May-06	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
9	25-Jun-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
10	25-Jul-06	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
11	25-Aug-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
12	25-Sep-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
13	25-Oct-06	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
14	25-Nov-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
15	25-Dec-06	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
16	25-Jan-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
17	25-Feb-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
18	25-Mar-07	0	69,250.77	69,250.77	19,830,000.00	0	0	0	0	0	0	0	69,250.77	0
19	25-Apr-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
20	25-May-07	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
21	25-Jun-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
22	25-Jul-07	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
23	25-Aug-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
24	25-Sep-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
25	25-Oct-07	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
26	25-Nov-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
27	25-Dec-07	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
28	25-Jan-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
29	25-Feb-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
30	25-Mar-08	0	71,724.01	71,724.01	19,830,000.00	0	0	0	0	0	0	0	71,724.01	0
31	25-Apr-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
32	25-May-08	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
33	25-Jun-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
34	25-Jul-08	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
35	25-Aug-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
36	25-Sep-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0	0	0	76,670.49	0
37	25-Oct-08	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0	0	0	74,197.25	0
38	25-Nov-08	1,130,251.48	76,670.49	1,206,921.97	18,699,748.52	0	1,130,251.48	0	0	0	0	0	76,670.49	0
39	25-Dec-08	4,842,639.10	69,968.23	4,912,607.33	13,857,109.42	0	4,842,639.10	0	0	0	0	0	69,968.23	0
40	25-Jan-09	369,456.44	53,576.97	423,033.42	13,487,652.98	0	369,456.44	0	0	0	0	0	53,576.97	0
41	25-Feb-09	359,371.57	52,148.51	411,520.08	13,128,281.41	0	359,371.57	0	0	0	0	0	52,148.51	0

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
49	42	25-Mar-09	349,529.93	45,846.88	395,376.81	12,778,751.48	0	349,529.93	0	0	0	0	0	45,846.88	0
50	43	25-Apr-09	340,001.40	49,407.62	389,409.02	12,438,750.08	0	340,001.40	0	0	0	0	0	49,407.62	0
51	44	25-May-09	330,738.18	46,541.66	377,279.84	12,108,011.89	0	330,738.18	0	0	0	0	0	46,541.66	0
52	45	25-Jun-09	321,732.77	46,814.28	368,547.05	11,786,279.12	0	321,732.77	0	0	0	0	0	46,814.28	0
53	46	25-Jul-09	312,977.87	44,100.33	357,078.20	11,473,301.25	0	312,977.87	0	0	0	0	0	44,100.33	0
54	47	25-Aug-09	304,466.40	44,360.24	348,826.64	11,168,834.85	0	304,466.40	0	0	0	0	0	44,360.24	0
55	48	25-Sep-09	296,191.14	43,183.06	339,374.20	10,872,643.71	0	296,191.14	0	0	0	0	0	43,183.06	0
56	49	25-Oct-09	288,146.08	40,681.81	328,827.89	10,584,497.63	0	288,146.08	0	0	0	0	0	40,681.81	0
57	50	25-Nov-09	280,324.38	40,923.78	321,248.16	10,304,173.26	0	280,324.38	0	0	0	0	0	40,923.78	0
58	51	25-Dec-09	272,719.73	38,554.78	311,274.51	10,031,453.53	0	272,719.73	0	0	0	0	0	38,554.78	0
59	52	25-Jan-10	265,325.99	38,785.50	304,111.49	9,766,127.54	0	265,325.99	0	0	0	0	0	38,785.50	0
60	53	25-Feb-10	258,137.23	37,759.65	295,896.87	9,507,990.31	0	258,137.23	0	0	0	0	0	37,759.65	0
61	54	25-Mar-10	251,147.64	33,204.02	284,351.66	9,256,842.67	0	251,147.64	0	0	0	0	0	33,204.02	0
62	55	25-Apr-10	244,351.62	35,790.55	280,142.18	9,012,491.05	0	244,351.62	0	0	0	0	0	35,790.55	0
63	56	25-May-10	237,743.71	33,721.74	271,465.45	8,774,747.33	0	237,743.71	0	0	0	0	0	33,721.74	0
64	57	25-Jun-10	231,318.60	33,926.59	265,245.19	8,543,428.73	0	231,318.60	0	0	0	0	0	33,926.59	0
65	58	25-Jul-10	225,071.15	31,966.66	257,037.81	8,318,357.58	0	225,071.15	0	0	0	0	0	31,966.66	0
66	59	25-Aug-10	218,998.88	32,162.01	251,160.89	8,099,358.70	0	218,998.88	0	0	0	0	0	32,162.01	0
67	60	25-Sep-10	214,875.49	31,315.27	246,190.76	7,884,483.21	0	214,875.49	0	0	0	0	0	31,315.27	0
68	61	25-Oct-10	209,056.86	29,501.11	238,557.97	7,675,426.34	0	209,056.86	0	0	0	0	0	29,501.11	0
69	62	25-Nov-10	203,399.22	29,676.18	233,075.40	7,472,027.12	0	203,399.22	0	0	0	0	0	29,676.18	0
70	63	25-Dec-10	197,898.01	27,957.83	225,855.85	7,274,129.11	0	197,898.01	0	0	0	0	0	27,957.83	0
71	64	25-Jan-11	192,548.85	28,124.61	220,673.46	7,081,580.26	0	192,548.85	0	0	0	0	0	28,124.61	0
72	65	25-Feb-11	187,347.44	27,380.14	214,727.58	6,894,232.83	0	187,347.44	0	0	0	0	0	27,380.14	0
73	66	25-Mar-11	182,289.63	24,076.19	206,365.82	6,711,943.20	0	182,289.63	0	0	0	0	0	24,076.19	0
74	67	25-Apr-11	177,371.38	25,950.98	203,322.37	6,534,571.81	0	177,371.38	0	0	0	0	0	25,950.98	0
75	68	25-May-11	172,588.78	24,450.19	197,038.97	6,361,983.03	0	172,588.78	0	0	0	0	0	24,450.19	0
76	69	25-Jun-11	167,938.00	24,597.90	192,535.90	6,194,045.03	0	167,938.00	0	0	0	0	0	24,597.90	0
77	70	25-Jul-11	163,415.35	23,176.05	186,591.40	6,030,629.68	0	163,415.35	0	0	0	0	0	23,176.05	0
78	71	25-Aug-11	159,017.23	23,316.76	182,333.99	5,871,612.46	0	159,017.23	0	0	0	0	0	23,316.76	0
79	72	25-Sep-11	154,740.14	22,701.94	177,442.07	5,716,872.32	0	154,740.14	0	0	0	0	0	22,701.94	0
80	73	25-Oct-11	150,580.68	21,390.63	171,971.31	5,566,291.64	0	150,580.68	0	0	0	0	0	21,390.63	0
81	74	25-Nov-11	146,535.57	21,521.45	168,057.02	5,419,756.07	0	146,535.57	0	0	0	0	0	21,521.45	0
82	75	25-Dec-11	142,601.59	20,278.92	162,880.51	5,277,154.48	0	142,601.59	0	0	0	0	0	20,278.92	0
83	76	25-Jan-12	138,775.63	20,403.53	159,179.16	5,138,378.84	0	138,775.63	0	0	0	0	0	20,403.53	0
84	77	25-Feb-12	135,054.67	19,866.97	154,921.64	5,003,324.17	0	135,054.67	0	0	0	0	0	19,866.97	0
85	78	25-Mar-12	131,435.76	18,096.75	149,532.51	4,871,888.41	0	131,435.76	0	0	0	0	0	18,096.75	0
86	79	25-Apr-12	127,916.06	18,836.62	146,752.68	4,743,972.35	0	127,916.06	0	0	0	0	0	18,836.62	0
87	80	25-May-12	124,492.78	17,750.36	142,243.15	4,619,479.57	0	124,492.78	0	0	0	0	0	17,750.36	0
88	81	25-Jun-12	121,163.23	17,860.70	139,023.94	4,498,316.33	0	121,163.23	0	0	0	0	0	17,860.70	0
89	82	25-Jul-12	117,924.80	16,831.20	134,756.00	4,380,391.53	0	117,924.80	0	0	0	0	0	16,831.20	0
90	83	25-Aug-12	114,774.93	16,936.30	131,711.23	4,265,616.60	0	114,774.93	0	0	0	0	0	16,936.30	0
91	84	25-Sep-12	111,711.16	16,492.53	128,203.69	4,153,905.44	0	111,711.16	0	0	0	0	0	16,492.53	0
92	85	25-Oct-12	108,731.08	15,542.53	124,273.61	4,045,174.36	0	108,731.08	0	0	0	0	0	15,542.53	0
93	86	25-Nov-12	4,045,174.36	15,640.22	4,060,814.58	0	0	4,045,174.36	0	0	0	0	0	15,640.22	0
94															
95															

96 The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the party to whom CSFB LLC provided the computer model used to generate them). The Hypothetical P

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
97	reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer model that you will use to prepare the Hypothetical Performance Data was furnished to you solely b														
98	purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purposes of evaluating the Hypothetical Performance Data. You agree that the Hypothetical Performanc														
99	anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.														

	P	Q	R	S	T	U	V	W	X	Y
1										
2										
3										
4	*Accum Interest Shortfall*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*	*Couponcap Shortfall Payback*	*Capped Optimal Interest*	*Coupon*	*Effective Coupon*	*Couponcap Rate*	*Credit Support*	*LIBOR_1MO*
5		0		0	4,347,219.62					
6										
7	0	0	0	0	0	0	0	0	0	0
8	0	0	0	0	66,777.52	4.49	4.49	6.724521	6.84	3.79
9	0	0	0	0	76,670.49	4.49	4.49	6.588234	6.9	3.79
10	0	0	0	0	74,197.25	4.49	4.49	6.683116	6.96	3.79
11	0	0	0	0	76,670.49	4.49	4.49	6.590017	7.05	3.79
12	0	0	0	0	76,670.49	4.49	4.49	6.591374	7.14	3.79
13	0	0	0	0	69,250.77	4.49	4.49	6.903439	7.25	3.79
14	0	0	0	0	76,670.49	4.49	4.49	6.595089	7.38	3.79
15	0	0	0	0	74,197.25	4.49	4.49	6.696446	7.53	3.79
16	0	0	0	0	76,670.49	4.49	4.49	6.600233	7.69	3.79
17	0	0	0	0	74,197.25	4.49	4.49	6.705453	7.88	3.79
18	0	0	0	0	76,670.49	4.49	4.49	6.606528	8.08	3.79
19	0	0	0	0	76,670.49	4.49	4.49	6.60969	8.28	3.79
20	0	0	0	0	74,197.25	4.49	4.49	6.720431	8.49	3.79
21	0	0	0	0	76,670.49	4.49	4.49	6.615784	8.71	3.79
22	0	0	0	0	74,197.25	4.49	4.49	6.730046	8.93	3.79
23	0	0	0	0	76,670.49	4.49	4.49	6.621581	9.16	3.79
24	0	0	0	0	76,670.49	4.49	4.49	6.624371	9.4	3.79
25	0	0	0	0	69,250.77	4.49	4.49	7.001868	9.64	3.79
26	0	0	0	0	76,670.49	4.49	4.49	6.62974	9.88	3.79
27	0	0	0	0	74,197.25	4.49	4.49	6.752283	10.13	3.79
28	0	0	0	0	76,670.49	4.49	4.49	6.634836	10.39	3.79
29	0	0	0	0	74,197.25	4.49	4.49	6.760494	10.66	3.79
30	0	0	0	0	76,670.49	4.49	4.49	6.640499	11.35	3.79
31	0	0	0	0	76,670.49	4.49	4.49	7.6757	12.09	3.79
32	0	0	0	0	74,197.25	4.49	4.49	7.83465	12.86	3.79
33	0	0	0	0	76,670.49	4.49	4.49	7.65179	13.67	3.79
34	0	0	0	0	74,197.25	4.49	4.49	7.815029	14.05	3.79
35	0	0	0	0	76,670.49	4.49	4.49	7.635314	14.44	3.79
36	0	0	0	0	76,670.49	4.49	4.49	7.633649	14.84	3.79
37	0	0	0	0	71,724.01	4.49	4.49	8.15791	15.24	3.79
38	0	0	0	0	76,670.49	4.49	4.49	7.770608	15.67	3.79
39	0	0	0	0	74,197.25	4.49	4.49	7.95625	16.1	3.79
40	0	0	0	0	76,670.49	4.49	4.49	7.765551	16.54	3.79
41	0	0	0	0	74,197.25	4.49	4.49	7.953053	17	3.79
42	0	0	0	0	76,670.49	4.49	4.49	7.760202	17.46	3.79
43	0	0	0	0	76,670.49	4.49	4.49	7.949696	17.94	3.79
44	0	0	0	0	74,197.25	4.49	4.49	8.145606	17.8	3.79
45	0	0	0	0	76,670.49	4.49	4.49	7.942725	16.07	3.79
46	0	0	0	0	69,968.23	4.49	4.49	8.140242	13.92	3.79
47	0	0	0	0	53,576.97	4.49	4.49	7.935492	13.92	3.79
48	0	0	0	0	52,148.51	4.49	4.49	7.931779	13.92	3.79

	P	Q	R	S	T	U	V	W	X	Y
49	0	0	0	0	45,846.88	4.49	4.49	8.6198	13.92	3.79
50	0	0	0	0	49,407.62	4.49	4.49	7.957964	13.92	3.79
51	0	0	0	0	46,541.66	4.49	4.49	8.159703	13.92	3.79
52	0	0	0	0	46,814.28	4.49	4.49	7.947884	13.92	3.79
53	0	0	0	0	44,100.33	4.49	4.49	8.151272	13.92	3.79
54	0	0	0	0	44,360.24	4.49	4.49	7.939432	13.92	3.79
55	0	0	0	0	43,183.06	4.49	4.49	7.935291	13.94	3.79
56	0	0	0	0	40,681.81	4.49	4.49	8.140533	13.97	3.79
57	0	0	0	0	40,923.78	4.49	4.49	7.926482	13.97	3.79
58	0	0	0	0	38,554.78	4.49	4.49	8.132874	13.97	3.79
59	0	0	0	0	38,785.50	4.49	4.49	7.917446	13.97	3.79
60	0	0	0	0	37,759.65	4.49	4.49	7.912846	13.97	3.79
61	0	0	0	0	33,204.02	4.49	4.49	8.888659	13.97	3.79
62	0	0	0	0	35,790.55	4.49	4.49	8.022069	13.97	3.79
63	0	0	0	0	33,721.74	4.49	4.49	8.282839	13.97	3.79
64	0	0	0	0	33,926.59	4.49	4.49	8.009214	13.97	3.79
65	0	0	0	0	31,966.66	4.49	4.49	8.269516	13.97	3.79
66	0	0	0	0	32,162.01	4.49	4.49	7.996282	13.97	3.79
67	0	0	0	0	31,315.27	4.49	4.49	7.991993	13.97	3.79
68	0	0	0	0	29,501.11	4.49	4.49	8.251838	13.97	3.79
69	0	0	0	0	29,676.18	4.49	4.49	7.979291	13.97	3.79
70	0	0	0	0	27,957.83	4.49	4.49	8.238678	13.97	3.79
71	0	0	0	0	28,124.61	4.49	4.49	7.966523	13.97	3.79
72	0	0	0	0	27,380.14	4.49	4.49	7.960115	13.97	3.79
73	0	0	0	0	24,076.19	4.49	4.49	8.805874	13.97	3.79
74	0	0	0	0	25,950.98	4.49	4.49	7.947255	13.97	3.79
75	0	0	0	0	24,450.19	4.49	4.49	8.205496	13.97	3.79
76	0	0	0	0	24,597.90	4.49	4.49	7.934335	13.97	3.79
77	0	0	0	0	23,176.05	4.49	4.49	8.192116	13.97	3.79
78	0	0	0	0	23,316.76	4.49	4.49	7.921359	13.97	3.79
79	0	0	0	0	22,701.94	4.49	4.49	7.914851	13.97	3.79
80	0	0	0	0	21,390.63	4.49	4.49	8.171941	13.97	3.79
81	0	0	0	0	21,521.45	4.49	4.49	7.901795	13.97	3.79
82	0	0	0	0	20,278.92	4.49	4.49	8.158424	13.97	3.79
83	0	0	0	0	20,403.53	4.49	4.49	7.88869	13.97	3.79
84	0	0	0	0	19,866.97	4.49	4.49	7.88212	13.97	3.79
85	0	0	0	0	18,096.75	4.49	4.49	8.418678	13.97	3.79
86	0	0	0	0	18,836.62	4.49	4.49	7.868945	13.97	3.79
87	0	0	0	0	17,750.36	4.49	4.49	8.124419	13.97	3.79
88	0	0	0	0	17,860.70	4.49	4.49	7.855727	13.97	3.79
89	0	0	0	0	16,831.20	4.49	4.49	8.110739	13.97	3.79
90	0	0	0	0	16,936.30	4.49	4.49	7.842468	13.97	3.79
91	0	0	0	0	16,492.53	4.49	4.49	7.835825	13.97	3.79
92	0	0	0	0	15,542.53	4.49	4.49	8.090145	13.97	3.79
93	0	0	0	0	15,640.22	4.49	4.49	7.822512	100	3.79
94										
95										
96	erformance Data will be generated by you using a computer model prepared by CSFB LLC in									

	P	Q	R	S	T	U	V	W	X	Y
97	CSFB LLC and not by the issuer of the securities. It may not be (a) used for any									
98	Data will be generated by or on behalf of you, and that neither CSFB LLC nor									
99										

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - Stack Price/Yield

	A	B	C	D	E
3	Settle	9/28/2005			
4	First Payment	10/25/2005			
5					
6		*Fwd*	*Fwd+100*	*Fwd+200*	*Fwd+300*
7	M2				
8	Price	100	100	100	100
9	Disc Margin	50	50	50	50
10	WAL	5.18	5.19	5.24	5.32
11	Total Collat Loss (Call Sensitive)	5.10%	5.10%	5.10%	5.10%
12	M3				
13	Price	100	100	100	100
14	Disc Margin	53	53	53	53
15	WAL	5.64	5.65	5.66	5.66
16	Total Collat Loss (Call Sensitive)	5.10%	5.10%	5.10%	5.10%
17	M4				
18	Price	100	100	100	100
19	Disc Margin	66	66	66	66
20	WAL	5.66	5.66	5.66	5.66
21	Total Collat Loss (Call Sensitive)	5.10%	5.10%	5.10%	5.10%
22	M5				
23	Price	100	100	100	100
24	Disc Margin	70	70	70	70
25	WAL	5.66	5.66	5.66	5.66
26	Total Collat Loss (Call Sensitive)	5.10%	5.10%	5.10%	5.10%
27	**Shock(bps)**		**100bp**	**200bp**	**300bp**
28	LIBOR_1MO	3.79 . . .	3.79 . . .	3.79 . . .	3.79 . . .
29	LIBOR_6MO	4.010000 . . .	4.010000 . . .	4.010000 . . .	4.010000 . . .
30	Prepay (1A)	100 *Cheyne_ARM	100 *Cheyne_ARM	100 *Cheyne_ARM	100 *Cheyne_ARM
31	No Prepays				
32	Lockout and Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties
33	Prepay Penalty Haircut	0	0	0	0
34	Prepay (1F)	100 *Cheyne_FRM	100 *Cheyne_FRM	100 *Cheyne_FRM	100 *Cheyne_FRM
35	No Prepays				
36	Lockout and Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties
37	Prepay Penalty Haircut	0	0	0	0
38	Prepay (2A)	100 *Cheyne_ARM	100 *Cheyne_ARM	100 *Cheyne_ARM	100 *Cheyne_ARM
39	No Prepays				
40	Lockout and Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties
41	Prepay Penalty Haircut	0	0	0	0
42	Prepay (2F)	100 *Cheyne_FRM	100 *Cheyne_FRM	100 *Cheyne_FRM	100 *Cheyne_FRM
43	No Prepays				
44	Lockout and Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties
45	Prepay Penalty Haircut	0	0	0	0

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O
46	Default	6 *Cheyne_Loss	6 *Cheyne_Loss	6 *Cheyne_Loss	6 *Cheyne_Loss										
47	Loss Severity	100%	100%	100%	100%										
48	Servicer Advances	100%	100%	100%	100%										
49	Liquidation Lag	0	0	0	0										
50	Delinq	100%	100%	100%	100%										
51	Optional Redemption	Call (Y)	Call (Y)	Call (Y)	Call (Y)										
52															
53															

54 The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the party to whom CSFB LLC provided the computer model used to generate t
55 reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer model that you will use to prepare the Hypothetical Performance Data wa
56 purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purposes of evaluating the Hypothetical Performance Data. You agree that the
57 anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

	P	Q	R	S	T	U	V	W	X	Y
1										
2										
3										
4										
5										
6										
7										
8										
9										
10										
11										
12										
13										
14										
15										
16										
17										
18										
19										
20										
21										
22										
23										
24										
25										
26										
27										
28										
29										
30										
31										
32										
33										
34										
35										
36										
37										
38										
39										
40										
41										
42										
43										
44										
45										

	P	Q	R	S	T	U	V	W	X	Y
46										
47										
48										
49										
50										
51										
52										
53										
54	nem). The Hypothetical Performance Data will be generated by you using a computer model prepared by CSFB LLC in									
55	s furnished to you solely by CSFB LLC and not by the issuer of the securities. It may not be (a) used for any									
56	Hypothetical Performance Data will be generated by or on behalf of you, and that neither CSFB LLC nor									
57										

	A	B	C	D	E
1	**Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - Stack Price/Yield**				
2					
3	Settle	9/28/2005			
4	First Payment	10/25/2005			
5					
6		*Fwd*	*Fwd+100*	*Fwd+200*	*Fwd+300*
7	M2				
8	Price	100	100	100	100
9	Disc Margin	50	50	50	50
10	WAL	5.18	5.19	5.24	5.32
11	Total Collat Loss (Call Sensitive)	6.00%	6.00%	6.00%	6.00%
12	M3				
13	Price	100	100	100	100
14	Disc Margin	54	54	54	52
15	WAL	5.83	5.86	5.94	6.06
16	Total Collat Loss (Call Sensitive)	6.00%	6.00%	6.00%	6.00%
17	M4				
18	Price	100	100	100	100
19	Disc Margin	70	70	69	58
20	WAL	6.53	6.59	6.71	6.88
21	Total Collat Loss (Call Sensitive)	6.00%	6.00%	6.00%	6.00%
22	M5				
23	Price	100	100	100	100
24	Disc Margin	77	77	69	49
25	WAL	7.41	7.52	7.71	7.96
26	Total Collat Loss (Call Sensitive)	6.00%	6.00%	6.00%	6.00%
27	**Shock(bps)**		**100bp**	**200bp**	**300bp**
28	LIBOR_1MO	3.79 . . .	3.79 . . .	3.79 . . .	3.79 . . .
29	LIBOR_6MO	4.010000 . . .	4.010000 . . .	4.010000 . . .	4.010000 . . .
30	Prepay (1A)	100 *Cheyne_ARM	100 *Cheyne_ARM	100 *Cheyne_ARM	100 *Cheyne_ARM
31	No Prepays				
32	Lockout and Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties
33	Prepay Penalty Haircut	0	0	0	0
34	Prepay (1F)	100 *Cheyne_FRM	100 *Cheyne_FRM	100 *Cheyne_FRM	100 *Cheyne_FRM
35	No Prepays				
36	Lockout and Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties
37	Prepay Penalty Haircut	0	0	0	0
38	Prepay (2A)	100 *Cheyne_ARM	100 *Cheyne_ARM	100 *Cheyne_ARM	100 *Cheyne_ARM
39	No Prepays				
40	Lockout and Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties
41	Prepay Penalty Haircut	0	0	0	0
42	Prepay (2F)	100 *Cheyne_FRM	100 *Cheyne_FRM	100 *Cheyne_FRM	100 *Cheyne_FRM
43	No Prepays				
44	Lockout and Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties	Exclude Penalties
45	Prepay Penalty Haircut	0	0	0	0

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P
46	Default	6 *Cheyne_Loss	6 *Cheyne_Loss	6 *Cheyne_Loss	6 *Cheyne_Loss											
47	Loss Severity	100%	100%	100%	100%											
48	Servicer Advances	100%	100%	100%	100%											
49	Liquidation Lag	0	0	0	0											
50	Delinq	100%	100%	100%	100%											
51	Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)											
52																
53																

54 The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the party to whom CSFB LLC provided the computer model used to generate t
55 reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer model that you will use to prepare the Hypothetical Performance Data wa
56 purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purposes of evaluating the Hypothetical Performance Data. You agree that the
57 anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

	Q	R	S	T	U	V	W	X	Y	Z
1										
2										
3										
4										
5										
6										
7										
8										
9										
10										
11										
12										
13										
14										
15										
16										
17										
18										
19										
20										
21										
22										
23										
24										
25										
26										
27										
28										
29										
30										
31										
32										
33										
34										
35										
36										
37										
38										
39										
40										
41										
42										
43										
44										
45										

	Q	R	S	T	U	V	W	X	Y	Z
46										
47										
48										
49										
50										
51										
52										
53										
54	hem). The Hypothetical Performance Data will be generated by you using a computer model prepared by CSFB LLC in									
55	s furnished to you solely by CSFB LLC and not by the issuer of the securities. It may not be (a) used for any									
56	Hypothetical Performance Data will be generated by or on behalf of you, and that neither CSFB LLC nor									
57										

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

	A	B	C	D	E	F	G	H	I
1	**Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8**								
2									
3									
4	**NO PREPAY STRESS**	Class M3			Class M4			Class M5	
5	**Fwd LIBOR/Swap Shift**	**Forward LIBOR**	**+200bp**		**Forward LIBOR**	**+200bp**		**Forward LIBOR**	**+200bp**
6	**Prepay Assumptions**	1.00x Base Case	1.00x Base Case		1.00x Base Case	1.00x Base Case		1.00x Base Case	1.00x Base Case
7									
8	Loss Severity: 40%								
9	Recovery Delay: 12 months								
10	**% Cum Loss Yield Break**	15.86%	15.57%		14.33%	13.95%		13.09%	12.64%
11	**CDR - Yield Break**	17.25 CDR	16.78 CDR		14.96 CDR	14.41 CDR		13.23 CDR	12.63 CDR
12	**% Cum Loss 1st $ Principal Loss**	15.83%	15.52%		14.29%	13.90%		13.04%	12.60%
13	**CDR - 1st $ Principal Loss**	17.20 CDR	16.71 CDR		14.90 CDR	14.34 CDR		13.17 CDR	12.57 CDR
14									
15	Loss Severity: 60%								
16	Recovery Delay: 12 months								
17	**% Cum Loss Yield Break**	16.65%	16.09%		15.03%	14.43%		13.72%	13.07%
18	**CDR - Yield Break**	10.68 CDR	10.22 CDR		9.39 CDR	8.92 CDR		8.40 CDR	7.91 CDR
19	**% Cum Loss 1st $ Principal Loss**	16.60%	16.04%		14.97%	14.36%		13.67%	13.01%
20	**CDR - 1st $ Principal Loss**	10.64 CDR	10.18 CDR		9.35 CDR	8.87 CDR		8.36 CDR	7.87 CDR
21									
22	Loss Severity: 40%								
23	Recovery Delay: 12 months. NO ADVANCE								
24	**% Cum Loss Yield Break**	13.81%	13.34%		12.45%	11.93%		11.35%	10.80%
25	**CDR - Yield Break**	14.22 CDR	13.56 CDR		12.38 CDR	11.70 CDR		10.99 CDR	10.31 CDR
26	**% Cum Loss 1st $ Principal Loss**	13.77%	13.32%		12.41%	11.90%		11.31%	10.78%
27	**CDR - 1st $ Principal Loss**	14.17 CDR	13.53 CDR		12.33 CDR	11.67 CDR		10.94 CDR	10.28 CDR
28									
29	Loss Severity: 60%								
30	Recovery Delay: 12 months. NO ADVANCE								
31	**% Cum Loss Yield Break**	15.03%	14.39%		13.56%	12.87%		12.36%	11.66%
32	**CDR - Yield Break**	9.39 CDR	8.89 CDR		8.28 CDR	7.77 CDR		7.41 CDR	6.91 CDR
33	**% Cum Loss 1st $ Principal Loss**	14.99%	14.33%		13.51%	12.83%		12.32%	11.62%
34	**CDR - 1st $ Principal Loss**	9.36 CDR	8.85 CDR		8.24 CDR	7.74 CDR		7.38 CDR	6.88 CDR
35									
36									
37									
38	**PREPAY STRESS**	Class M3			Class M4			Class M5	

	A	B	C	D	E	F	G	H	I
39									
40									
41	**Fwd LIBOR/Swap Shift**	**Forward LIBOR**	**+200bp**	**+200bp**	**Forward LIBOR**	**+200bp**	**+200bp**	**Forward LIBOR**	**+200bp**
42	**Prepay Assumptions**	1.00x Base Case	0.50x Base Case	Fixed - 50%	1.00x Base Case	0.50x Base Case	Fixed - 50%	1.00x Base Case	0.50x Base Case
43				Floating - 100%			Floating - 100%		
44									
45	Loss Severity: 50%								
46	Recovery Delay: 12 months								
47	**% Cum Loss Yield Break**	16.32%	20.78%	15.58%	14.74%	19.37%	13.42%	13.45%	18.21%
48	**CDR - Yield Break**	13.19 CDR	10.06 CDR	10.77 CDR	11.54 CDR	9.03 CDR	8.82 CDR	10.27 CDR	8.24 CDR
49	**% Cum Loss 1st $ Principal Loss**	16.28%	20.70%	15.73%	14.69%	19.29%	14.05%	13.41%	18.14%
50	**CDR - 1st $ Principal Loss**	13.15 CDR	10.00 CDR	10.92 CDR	11.49 CDR	8.97 CDR	9.37 CDR	10.23 CDR	8.19 CDR
51									
52									
53	Loss Severity: 50%								
54	Recovery Delay: 12 months. NO ADVANCE								
55	**% Cum Loss Yield Break**	14.51%	18.21%	10.86%	13.09%	16.96%	8.43%	11.93%	15.94%
56	**CDR - Yield Break**	11.31 CDR	8.24 CDR	6.73 CDR	9.92 CDR	7.44 CDR	4.95 CDR	8.85 CDR	6.82 CDR
57	**% Cum Loss 1st $ Principal Loss**	14.47%	18.15%	13.94%	13.03%	16.88%	12.46%	11.89%	15.87%
58	**CDR - 1st $ Principal Loss**	11.27 CDR	8.20 CDR	9.27 CDR	9.87 CDR	7.39 CDR	8.01 CDR	8.81 CDR	6.78 CDR
59									
60									
61									
62									
63	**This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by**								
64	**CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the under-**								
65	**lying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed**								
66	**transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that**								
67	**the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any**								
68	**investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no**								
69	**circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in**								
70	**any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such**								
71	**jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.**								

	J
1	
2	
3	
4	
5	
6	
7	
8	
9	
10	
11	
12	
13	
14	
15	
16	
17	
18	
19	
20	
21	
22	
23	
24	
25	
26	
27	
28	
29	
30	
31	
32	
33	
34	
35	
36	
37	
38	

	J
39	
40	
41	**+200bp**
42	Fixed - 50%
43	Floating - 100%
44	
45	
46	
47	11.42%
48	7.17 CDR
49	12.70%
50	8.21 CDR
51	
52	
53	
54	
55	5.62%
56	3.11 CDR
57	11.27%
58	7.05 CDR
59	
60	
61	
62	
63	
64	
65	
66	
67	
68	
69	
70	
71	

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8

NO PREAY STRESS		**Class M2**			**Class M4**	
	Min 0			**Min 0**		
Fwd LIBOR/Swap Shift	**-200 bp**	**bp**	**200 bp**	**-200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%						
Recovery Delay: 12 months						
% Cum Loss Yield Break	17.37%	17.48%	17.27%	14.34%	14.33%	13.95%
CDR - Yield Break	19.72 CDR	19.88 CDR	19.51 CDR	14.99 CDR	14.96 CDR	14.41 CDR
% Cum Loss 1st $ Principal Loss	17.34%	17.45%	17.22%	14.30%	14.29%	13.90%
CDR - 1st $ Principal Loss	19.67 CDR	19.82 CDR	19.43 CDR	14.94 CDR	14.90 CDR	14.34 CDR
Loss Severity: 60%						
Recovery Delay: 12 months						
% Cum Loss Yield Break	18.45%	18.36%	17.87%	15.21%	15.03%	14.43%
CDR - Yield Break	12.21 CDR	12.11 CDR	11.68 CDR	9.55 CDR	9.39 CDR	8.92 CDR
% Cum Loss 1st $ Principal Loss	18.40%	18.31%	17.81%	15.16%	14.97%	14.36%
CDR - 1st $ Principal Loss	12.17 CDR	12.07 CDR	11.63 CDR	9.51 CDR	9.35 CDR	8.87 CDR
Loss Severity: 40%						
Recovery Delay: 12 months. NO ADVANCE						
% Cum Loss Yield Break	15.40%	15.24%	14.83%	12.67%	12.45%	11.93%
CDR - Yield Break	16.56 CDR	16.3 CDR	15.68 CDR	12.70 CDR	12.38 CDR	11.7 CDR
% Cum Loss 1st $ Principal Loss	15.37%	15.21%	14.81%	12.64%	12.41%	11.90%
CDR - 1st $ Principal Loss	16.52 CDR	16.25 CDR	15.64 CDR	12.65 CDR	12.33 CDR	11.67 CDR
Loss Severity: 60%						
Recovery Delay: 12 months. NO ADVANCE						
% Cum Loss Yield Break	16.86%	16.59%	15.98%	13.89%	13.56%	12.87%
CDR - Yield Break	10.87 CDR	10.63 CDR	10.13 CDR	8.54 CDR	8.28 CDR	7.77 CDR
% Cum Loss 1st $ Principal Loss	16.82%	16.54%	15.93%	13.85%	13.51%	12.82%
CDR - 1st $ Principal Loss	10.84 CDR	10.59 CDR	10.09 CDR	8.51 CDR	8.24 CDR	7.73 CDR

PREPAY STRESS						
	Min 0			**Min 0**		

Fwd LIBOR/Swap Shift	-200 bp	bp	200 bp	-200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%						
Recovery Delay: 12 months						
% Cum Loss Yield Break	10.98%	18.00%	22.26%	7.45%	14.74%	19.37%
CDR - Yield Break	14.69 CDR	15.06 CDR	11.23 CDR	9.57 CDR	11.54 CDR	9.03 CDR
% Cum Loss 1st $ Principal Loss	13.99%	17.96%	22.19%	10.43%	14.69%	19.29%
CDR - 1st $ Principal Loss	19.42 CDR	15.01 CDR	11.17 CDR	13.87 CDR	11.49 CDR	8.97 CDR
Loss Severity: 50%						
Recovery Delay: 12 months. NO ADVANCE						
% Cum Loss Yield Break	5.93%	16.01%	19.54%	4.13%	13.09%	16.96%
CDR - Yield Break	7.48 CDR	12.86 CDR	9.15 CDR	5.11 CDR	9.92 CDR	7.44 CDR
% Cum Loss 1st $ Principal Loss	12.94%	15.98%	19.47%	9.59%	13.03%	16.88%
CDR - 1st $ Principal Loss	17.73 CDR	12.82 CDR	9.10 CDR	12.63 CDR	9.87 CDR	7.39 CDR

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.

	A	B	C	D	E	F	G	H	I
93									
94									
95									
96									
97									
98									
99	0	M5	Scenario 1	Discount Margin	61	Price	100		
100	0	M5	Scenario 2	Discount Margin	61	Price	100		
101	0	M5	Scenario 3	Discount Margin	61	Price	100		
102	0	m6	Scenario 4	Discount Margin	65	Price	100		
103	0	m6	Scenario 5	Discount Margin	65	Price	100		
104	0	m6	Scenario 6	Discount Margin	65	Price	100		

	J	K	L	M	N
1					
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46					

	A	B	C	D	E	F	G	H	I	J	K	L	M
1													
2-4	Grouping	Count	Total Current Balance	Average Current Balance	Percent of total Balance	Wtg Avg GWAC	Wtd Avg DTI	Wtd Avg LTV	% SFD	%PUD	% Owner Occupied	% Full Doc	% Limited Doc
5	LTV 60.00 64.99 and DTI ge 50	74	11,813,121.96	159,636.78	0.83	8.462	51.79	62.00	64.46	15.61	99.48	80.65	9.60
6	LTV 65.00 to 69.99 and DTI ge 50	66	12,620,971.08	191,226.83	0.89	8.083	51.92	67.19	82.85	4.75	98.04	76.97	4.87
7	LTV 70.00 74.99 and DTI ge 50	129	25,096,486.52	194,546.41	1.77	8.188	52.42	72.72	78.14	11.80	99.03	72.1	13.11
8	LTV 75.00 79.99 and DTI ge 50	227	38,960,266.70	171,631.13	2.75	8.555	52.06	76.27	82.87	7.65	99.24	73.46	18.67
9	LTV 80.00 84.99 and DTI ge 50	151	28,891,414.85	191,333.87	2.04	7.929	51.11	81.93	83.08	8.81	98.28	78.62	13.70
10	LTV 85.00 89.99 and DTI ge 50	172	37,080,667.18	215,585.27	2.62	7.957	51.07	86.90	83.19	9.08	98.62	84.3	13.35
11	LTV 90.00 94.99 and DTI ge 50	156	32,145,318.44	206,059.73	2.27	7.732	50.30	90.07	90.48	1.60	96.13	84.21	14.81
12	LTV 95.00 99.99 and DTI ge 50	3	815,810.26	271,936.75	0.06	7.608	50.00	95.00	100	0.00	100.00	100	0.00
13	**Total:**	**978**	**187,424,056.99**	**191,640.14**	**13.23**	**8.108**	**51.43**	**79.71**	**82.55**	**7.90**	**98.35**	**78.87**	**13.86**

	N	O	P	Q	R	S
1						
2						
3						
4	**% Stated Doc**	**% IO**	**%CA**	**%NY**	**%FL**	**WA FICO**
5	9.75	5.90	15.32	23.83	10.97	576
6	18.16	10.52	14.34	16.21	15.28	586
7	14.79	9.12	19.49	15.37	13.75	573
8	7.88	4.99	17.83	8.28	14.42	566
9	7.68	8.02	8.53	12.93	13.51	605
10	2.35	23.77	12.03	7.64	7.35	615
11	0.98	25.27	7.68	10.32	8.06	632
12	0.00	61.60	0.00	0.00	0.00	699
13	**7.27**	**13.88**	**13.26**	**11.65**	**11.48**	**596**

	A	B	C	D	E	F	G	H	I	J	K	L	M
1													
2			Total	Average									
3			Current	Current	Percent of	Wtg Avg	Wtd Avg	Wtd Avg			% Owner		
4	Grouping	Count	Balance	Balance	total Balance	GWAC	DTI	LTV	% SFD	%PUD	Occupied	% Full Doc	% Limited Doc
5	LTV 60.00 64.99 and DTI ge 50	74	11,813,121.96	159,636.78	0.83	8.462	51.79	62.00	64.46	15.61	99.48	80.65	9.60
6	LTV 65.00 to 69.99 and DTI ge 50	66	12,620,971.08	191,226.83	0.89	8.083	51.92	67.19	82.85	4.75	98.04	76.97	4.87
7	LTV 70.00 74.99 and DTI ge 50	129	25,096,486.52	194,546.41	1.77	8.188	52.42	72.72	78.14	11.80	99.03	72.1	13.11
8	LTV 75.00 79.99 and DTI ge 50	227	38,960,266.70	171,631.13	2.75	8.555	52.06	76.27	82.87	7.65	99.24	73.46	18.67
9	LTV 80.00 84.99 and DTI ge 50	151	28,891,414.85	191,333.87	2.04	7.929	51.11	81.93	83.08	8.81	98.28	78.62	13.70
10	LTV 85.00 89.99 and DTI ge 50	172	37,080,667.18	215,585.27	2.62	7.957	51.07	86.90	83.19	9.08	98.62	84.3	13.35
11	LTV 90.00 94.99 and DTI ge 50	156	32,145,318.44	206,059.73	2.27	7.732	50.30	90.07	90.48	1.60	96.13	84.21	14.81
12	LTV 95.00 99.99 and DTI ge 50	3	815,810.26	271,936.75	0.06	7.608	50.00	95.00	100	0.00	100.00	100	0.00
13	**Total:**	**978**	**187,424,056.99**	**191,640.14**	**13.23**	**8.108**	**51.43**	**79.71**	**82.55**	**7.90**	**98.35**	**78.87**	**13.86**

	N	O	P	Q	R	S
1						
2						
3						
4	**% Stated Doc**	**% IO**	**%CA**	**%NY**	**%FL**	**WA FICO**
5	9.75	5.90	15.32	23.83	10.97	576
6	18.16	10.52	14.34	16.21	15.28	586
7	14.79	9.12	19.49	15.37	13.75	573
8	7.88	4.99	17.83	8.28	14.42	566
9	7.68	8.02	8.53	12.93	13.51	605
10	2.35	23.77	12.03	7.64	7.35	615
11	0.98	25.27	7.68	10.32	8.06	632
12	0.00	61.60	0.00	0.00	0.00	699
13	**7.27**	**13.88**	**13.26**	**11.65**	**11.48**	**596**

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. LTV-Aggregate
2. LTV- ARM
3. LTV- Fixed

1. LTV-Aggregate

LTV-Aggregate	FICO < 575	FICO 575 600	FICO 600 625	FICO 626 650	FICO >650	Wtd Avg LTV
LTV <= 70.00	7.83	2.35	2.42	2.79	3.93	58.06
LTV 70.01-75.00	7.24	1.91	1.65	1.70	1.98	73.52
LTV 75.01-80.00	4.27	2.38	3.14	3.29	4.46	78.71
LTV 80.01-85.00	4.16	2.42	2.84	3.21	3.99	83.61
LTV 85.01-90	3.13	3.68	4.90	7.40	12.51	89.13
LTV > 90.00	0.01	0.00	0.00	0.00	1.07	93.87
Total:	**26.63**	**12.74**	**14.94**	**18.39**	**27.95**	**78.23**

Top

2. LTV- ARM

LTV- ARM	FICO < 575	FICO 575 600	FICO 600 625	FICO 626 650	FICO >650	Wtd Avg LTV
LTV <= 70.00	7.42	2.12	2.01	1.83	1.78	58.46
LTV 70.01-75.00	7.03	1.71	1.38	1.21	1.09	73.60
LTV 75.01-80.00	4.19	2.28	2.77	2.42	2.29	78.77
LTV 80.01-85.00	4.12	2.24	2.60	2.28	2.24	83.71
LTV 85.01-90	3.11	3.59	4.46	5.56	6.86	89.20
LTV > 90.00	0.01	0.00	0.00	0.00	0.56	94.30

Total:	25.88	11.93	13.23	13.31	14.83	78.11

Top

3. LTV- Fixed

LTV- Fixed	FICO < 575	FICO 575 600	FICO 600 625	FICO 626 650	FICO >650	Wtd Avg LTV
LTV <= 70.00	0.41	0.24	0.41	0.96	2.15	56.60
LTV 70.01-75.00	0.21	0.21	0.26	0.48	0.89	73.04
LTV 75.01-80.00	0.08	0.10	0.36	0.86	2.16	78.45
LTV 80.01-85.00	0.04	0.19	0.23	0.93	1.75	83.20
LTV 85.01-90	0.02	0.09	0.45	1.84	5.65	88.95
LTV > 90.00	0.00	0.00	0.00	0.00	0.51	93.39
Total:	**0.76**	**0.81**	**1.71**	**5.08**	**13.12**	**78.70**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Group2
2,107 records

Selection Criteria: Group2
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 2,107
Aggregate Scheduled Principal Balance: 466,180,818.71
Minimum Scheduled Balance: 59,798.04
Maximum Scheduled Balance: 892,000.00
Average Scheduled Balance: 221,253.35
Aggregate Original Principal Balance: 466,477,196.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 892,000.00
Average Original Balance: 221,394.02
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.622
Minimum Coupon: 5.500
Maximum Coupon: 14.150
Weighted Average Original Term: 355
Minimum Original Term: 120
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 354
Minimum Remaining Term: 119
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 5.699
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 13.860
Minimum Max Rate: 11.500
Maximum Max Rate: 20.150
Weighted Average Min Rate: 7.860
Minimum Min Rate: 5.500
Maximum Min Rate: 14.150
Weighted Average Loan-to-Value - As Provided: 79.00
Low LTV: 17.50
High LTV: 95.00
Weighted Average Fico: 621
Min FICO: 500
Max FICO: 821
Top 5 States: CA(23%),NY(12%),FL(11%),NJ(8%),MA(6%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor	1,164	235,127,067.25	50.44	358	41.6
2Yr/6 Mo Libor 5 Yr IO	143	59,821,568.00	12.83	359	41.6
3Yr/6 Mo Libor	169	31,081,105.43	6.67	356	39.8
3Yr/6 Mo Libor 5 Yr IO	47	20,275,028.00	4.35	359	42.3
5Yr/6 Mo Libor	6	1,522,245.28	0.33	359	40.7
5Yr/6 Mo Libor 5 Yr IO	5	1,828,933.00	0.39	359	43.3

Fixed	508	92,202,231.75	19.78	336	39.5
Fixed - 5 Yr IO	65	24,322,640.00	5.22	359	40.7
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.1**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	511	39,410,968.00	8.45	341	38.8
100,000.01 - 150,000.00	504	62,503,741.00	13.40	350	39.7
150,000.01 - 200,000.00	279	48,483,624.00	10.39	355	41.1
200,000.01 - 250,000.00	149	33,339,413.00	7.15	349	42.3
250,000.01 - 300,000.00	93	25,193,021.00	5.40	354	42.7
300,000.01 - 350,000.00	64	20,839,400.00	4.47	356	41.9
350,000.01 - 400,000.00	157	58,920,305.00	12.63	358	41.3
400,000.01 - 450,000.00	121	51,561,903.00	11.05	358	41.0
450,000.01 - 500,000.00	96	45,545,211.00	9.76	359	42.0
500,000.01 - 550,000.00	43	22,799,626.00	4.89	355	41.4
550,000.01 - 600,000.00	36	20,918,947.00	4.48	359	40.1
600,000.01 - 650,000.00	20	12,630,004.00	2.71	353	42.9
650,000.01 - 700,000.00	15	10,084,983.00	2.16	359	41.2
700,000.01 - 750,000.00	17	12,529,050.00	2.69	359	41.2
800,000.01 - 850,000.00	1	825,000.00	0.18	359	46.0
850,000.01 - 900,000.00	1	892,000.00	0.19	359	49.0
Total:	**2,107**	**466,477,196.00**	**100.00**	**354**	**41.1**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	511	39,377,339.15	8.45	341	38.8
100,000.01 - 150,000.00	504	62,453,717.63	13.40	350	39.7
150,000.01 - 200,000.00	279	48,449,285.45	10.39	355	41.1
200,000.01 - 250,000.00	149	33,311,010.14	7.15	349	42.3
250,000.01 - 300,000.00	93	25,173,597.52	5.40	354	42.7
300,000.01 - 350,000.00	64	20,823,296.52	4.47	356	41.9
350,000.01 - 400,000.00	157	58,890,245.61	12.63	358	41.3
400,000.01 - 450,000.00	121	51,536,631.59	11.06	358	41.0
450,000.01 - 500,000.00	96	45,527,742.72	9.77	359	42.0
500,000.01 - 550,000.00	43	22,785,798.33	4.89	355	41.4
550,000.01 - 600,000.00	37	21,507,517.85	4.61	359	39.7
600,000.01 - 650,000.00	19	12,024,857.21	2.58	353	43.9
650,000.01 - 700,000.00	15	10,080,380.35	2.16	359	41.2
700,000.01 - 750,000.00	17	12,522,398.64	2.69	359	41.2
800,000.01 - 850,000.00	1	825,000.00	0.18	359	46.0
850,000.01 - 900,000.00	1	892,000.00	0.19	359	49.0
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.1**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

	NUMBER	PRINCIPAL	% OF	REMAINING	WEIGHTED	WEI AV

REMAINING MONTHS TO MATURITY OF THE LOANS	OF MORTGAGE LOANS	BALANCE AS OF THE CUT-OFF DATE	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	TERM TO MATURITY (months)	AVERAGE DEBT-TO-INCOME (%)	MOR'
61 - 120	5	503,680.51	0.11	119	47.20	
121 - 180	72	8,212,999.83	1.76	179	35.88	
181 - 240	29	4,475,771.20	0.96	239	41.09	
241 - 300	13	2,180,838.41	0.47	299	40.19	
301 - 360	1,988	450,807,528.76	96.70	359	41.21	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Minimum: 119
Maximum: 360
Weighted Average: 354

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	96	32,773,161.56	7.03	341	39.83	
6.000 - 6.499	222	72,047,182.06	15.45	355	40.30	
6.500 - 6.999	348	99,194,257.47	21.28	354	40.98	
7.000 - 7.499	195	47,853,032.57	10.26	355	41.15	
7.500 - 7.999	335	64,200,907.52	13.77	356	40.65	
8.000 - 8.499	140	28,559,948.63	6.13	356	40.18	
8.500 - 8.999	277	46,136,883.51	9.90	355	41.55	
9.000 - 9.499	112	17,110,900.99	3.67	356	43.12	
9.500 - 9.999	173	29,216,405.94	6.27	356	43.29	
10.000 - 10.499	83	13,501,321.00	2.90	358	41.70	

10.500 - 10.999	62	7,611,213.51	1.63	354	43.74	
11.000 - 11.499	19	2,470,701.83	0.53	356	42.24	
11.500 - 11.999	39	4,768,076.48	1.02	357	44.79	
12.000 - 12.499	3	437,183.65	0.09	359	42.91	
12.500 - 12.999	1	172,208.79	0.04	359	50.00	
13.000 - 13.499	1	61,986.60	0.01	359	50.00	
14.000 - 14.499	1	65,446.60	0.01	358	49.00	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Minimum: 5.500
Maximum: 14.150
Weighted Average: 7.622

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
25.00 <=	12	839,485.18	0.18	336	40.16	
25.01 - 30.00	3	364,745.28	0.08	293	32.57	
30.01 - 35.00	10	880,669.68	0.19	320	40.02	
35.01 - 40.00	16	1,629,955.55	0.35	333	39.48	
40.01 - 45.00	21	3,665,599.53	0.79	342	38.05	
45.01 - 50.00	30	4,291,639.60	0.92	357	40.90	
50.01 - 55.00	46	6,525,080.42	1.40	344	40.03	
55.01 - 60.00	83	13,053,094.78	2.80	352	38.64	
60.01 - 65.00	95	18,542,880.49	3.98	355	39.11	
65.01 - 70.00	132	29,315,282.27	6.29	355	42.01	
70.01 - 75.00	311	61,161,862.04	13.12	357	42.16	
75.01 - 80.00	421	101,927,262.76	21.86	356	40.85	

80.01 - 85.00	316	81,772,836.20	17.54	355	41.31	
85.01 - 90.00	598	140,542,398.58	30.15	353	41.30	
90.01 - 95.00	13	1,668,026.35	0.36	359	36.09	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
500 - 519	138	20,081,800.88	4.31	358	41.23	9.:
520 - 539	214	37,550,288.29	8.05	358	44.39	9.
540 - 559	198	36,178,746.53	7.76	355	42.42	8.'
560 - 579	201	37,932,951.96	8.14	357	42.59	8.,
580 - 599	220	46,612,533.59	10.00	357	40.66	7.!
600 - 619	210	45,040,401.39	9.66	356	41.94	7.(
620 - 639	229	57,771,397.48	12.39	355	39.65	7.:
640 - 659	257	65,432,719.87	14.04	352	40.42	6.!
660 - 679	178	48,858,796.67	10.48	356	40.17	6.(
680 - 699	69	19,989,078.68	4.29	353	40.34	6.:

700 - 719	30	7,286,280.72	1.56	348	41.06	6.'
720 - 739	60	15,113,744.05	3.24	347	39.76	6.:
740 - 759	43	11,909,692.47	2.55	347	43.24	6.,
760 - 779	40	11,515,595.18	2.47	338	37.71	6.:
780 - 799	15	3,333,891.36	0.72	338	37.88	5.!
800 - 819	4	1,267,565.31	0.27	330	40.03	5.!
820 - 839	1	305,334.28	0.07	298	24.00	6.
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.**

Minimum: 500
Maximum: 821
Weighted Average: 621

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
<= 20.00	88	18,163,807.16	3.90	355	14.04	
20.01 - 25.00	100	23,311,185.23	5.00	349	23.52	
25.01 - 30.00	173	31,664,852.32	6.79	351	28.19	
30.01 - 35.00	216	41,185,564.93	8.83	351	33.12	
35.01 - 40.00	298	63,731,607.14	13.67	354	38.14	
40.01 - 45.00	406	84,384,069.23	18.10	355	43.19	
45.01 - 50.00	666	166,970,469.17	35.82	355	48.32	
50.01 - 55.00	160	36,769,263.53	7.89	357	53.40	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Minimum: 2.00
Maximum: 55.00
Weighted Average: 41.12

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
California	266	106,928,911.37	22.94	358	41.36
New York	181	54,286,087.31	11.64	356	42.21
Florida	289	49,172,710.61	10.55	353	40.89
New Jersey	145	36,664,999.85	7.86	357	39.77
Massachusetts	73	26,313,211.33	5.64	358	41.17
Maryland	105	23,171,268.20	4.97	357	42.18
Illinois	90	18,514,785.53	3.97	358	41.87
Pennsylvania	92	13,502,352.23	2.90	352	39.02
Washington	51	13,041,465.56	2.80	357	38.85
Arizona	63	11,815,139.56	2.53	358	40.44
Texas	90	10,495,368.12	2.25	334	41.87
Ohio	73	9,337,946.91	2.00	350	39.59
Connecticut	36	8,990,676.50	1.93	352	44.54
Wisconsin	58	8,229,860.13	1.77	345	42.87
Michigan	60	7,311,435.03	1.57	353	40.52
North Carolina	48	7,024,169.70	1.51	345	42.23
Georgia	39	6,599,899.32	1.42	356	42.76
Nevada	22	6,086,693.69	1.31	359	36.36
Minnesota	26	4,806,453.42	1.03	343	41.71
Indiana	37	4,474,444.53	0.96	346	38.13
Colorado	19	3,994,940.70	0.86	341	42.37
Maine	24	3,990,037.11	0.86	346	37.09
Rhode Island	14	3,884,716.13	0.83	359	47.59

Missouri	25	3,264,189.63	0.70	349	36.53	
South Carolina	23	2,644,913.59	0.57	352	39.84	
Oregon	14	2,584,335.68	0.55	359	43.56	
New Hampshire	14	2,201,625.84	0.47	353	40.83	
Mississippi	18	2,035,104.87	0.44	326	40.39	
Alabama	14	1,968,594.56	0.42	336	38.98	
Hawaii	5	1,645,464.07	0.35	354	44.36	
Oklahoma	16	1,423,326.57	0.31	352	42.87	
Louisiana	12	1,364,658.36	0.29	332	37.69	
Kansas	11	1,015,489.48	0.22	345	44.07	
Delaware	7	952,063.39	0.20	359	44.27	
Tennessee	6	910,504.63	0.20	359	41.67	
Kentucky	3	840,150.80	0.18	179	28.90	
Arkansas	10	823,074.23	0.18	328	35.99	
Washington DC	2	662,871.39	0.14	359	36.02	
Utah	5	632,559.16	0.14	339	37.55	
Iowa	5	503,655.95	0.11	359	42.01	
Alaska	2	475,757.71	0.10	359	50.17	
Idaho	4	437,603.45	0.09	359	38.69	
North Dakota	2	305,767.05	0.07	359	39.15	
Wyoming	2	279,954.88	0.06	359	41.00	
New Mexico	3	222,207.11	0.05	294	45.86	
Montana	2	207,773.47	0.04	359	42.27	
Vermont	1	141,600.00	0.03	359	23.00	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Number of States Represented: 47

Top

11. OCCUPANCY STATUS OF THE LOANS

	NUMBER	PRINCIPAL	% OF	REMAINING	WEIGHTED	WE AV

OCCUPANCY STATUS OF THE LOANS	OF MORTGAGE LOANS	BALANCE AS OF THE CUT-OFF DATE	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	TERM TO MATURITY (months)	AVERAGE DEBT-TO-INCOME (%)	MOR
Owner Occ	2,035	454,016,867.83	97.39	354	41.26	
Non-Owner	48	7,866,556.44	1.69	348	32.88	
Second Home	24	4,297,394.44	0.92	357	40.56	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	1,610	357,604,112.43	76.71	353	40.92
Limited Doc	293	61,528,300.65	13.20	355	40.62
Stated Doc	204	47,048,405.63	10.09	358	43.27
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Refi-Cash Out	1,843	418,566,171.39	89.79	354	41.12	

Purchase	175	31,162,947.52	6.68	359	41.06	
Refi-No Cashout	89	16,451,699.80	3.53	349	41.04	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	198	42,391,047.53	9.09	356	39.92	7.:
3A	175	39,438,081.27	8.46	356	41.79	7.:
4A	194	50,329,338.63	10.80	354	39.85	7.:
5A	230	59,403,083.92	12.74	351	41.19	6.8
6A	167	46,440,463.37	9.96	356	40.02	6.(
7A	78	22,201,992.96	4.76	353	41.07	6.8
8A	173	46,378,140.92	9.95	343	39.66	6.:
A	340	69,558,684.60	14.92	357	41.12	8.:
B	291	48,848,844.23	10.48	357	44.88	9.:
C	220	35,234,143.02	7.56	358	42.22	9.:
D	41	5,956,998.26	1.28	359	37.77	9.:
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	**7.(**

Top

15. PROPERTY TYPE OF THE LOANS

	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL	REMAINING TERM TO	WEIGHTED AVERAGE	WEIG AVE MORT

PROPERTY TYPE OF THE LOANS	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	BALANCE AS OF THE CUT-OFF DATE	MATURITY (months)	DEBT-TO-INCOME (%)	F
Sfr	1,771	396,117,791.99	84.97	354	41.06	
Pud	113	32,241,154.42	6.92	356	41.33	
Condo	73	16,055,993.46	3.44	358	40.64	
2-4 Units	52	10,915,713.93	2.34	359	45.44	
Manu/Mobil	66	6,211,764.63	1.33	349	39.06	
Sfr-Attach	27	3,726,989.52	0.80	353	39.87	
Pud-Attach	5	911,410.76	0.20	359	35.71	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
0	935	206,416,053.75	44.28	357	41.45	
12	67	20,311,619.00	4.36	350	42.31	
24	4	2,308,936.27	0.50	359	44.99	
30	12	3,234,638.45	0.69	351	41.77	
36	1,089	233,909,571.24	50.18	352	40.67	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
Conforming	1,610	233,250,304.17	50.03	350	40.92	
Non-Conforming	497	232,930,514.54	49.97	358	41.31	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
11.500 - 11.999	41	16,092,074.42	4.60	359	41.22	
12.000 - 12.499	108	39,914,625.22	11.42	358	40.66	
12.500 - 12.999	223	70,459,228.78	20.15	358	41.04	
13.000 - 13.499	120	33,563,298.62	9.60	359	41.98	
13.500 - 13.999	249	53,344,203.24	15.26	358	40.89	
14.000 - 14.499	111	23,867,505.99	6.83	358	40.76	
14.500 - 14.999	234	40,951,069.84	11.71	359	41.57	
15.000 - 15.499	100	16,082,999.09	4.60	358	43.25	
15.500 - 15.999	158	27,737,603.23	7.93	359	43.48	
16.000 - 16.499	77	12,993,046.51	3.72	359	41.63	
16.500 - 16.999	57	7,212,318.61	2.06	357	43.59	
17.000 - 17.499	17	2,333,009.50	0.67	359	42.38	
17.500 - 17.999	33	4,368,138.27	1.25	359	44.97	
18.000 - 18.499	3	437,183.65	0.13	359	42.91	

18.500 - 18.999	1	172,208.79	0.05	359	50.00	
19.000 - 19.499	1	61,986.60	0.02	359	50.00	
20.000 - 20.499	1	65,446.60	0.02	358	49.00	
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	

Minimum: 11.500
Maximum: 20.150
Weighted Average: 13.860

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	41	16,092,074.42	4.60	359	41.22	
6.000 - 6.499	108	39,914,625.22	11.42	358	40.66	
6.500 - 6.999	223	70,459,228.78	20.15	358	41.04	
7.000 - 7.499	120	33,563,298.62	9.60	359	41.98	
7.500 - 7.999	249	53,344,203.24	15.26	358	40.89	
8.000 - 8.499	111	23,867,505.99	6.83	358	40.76	
8.500 - 8.999	234	40,951,069.84	11.71	359	41.57	
9.000 - 9.499	100	16,082,999.09	4.60	358	43.25	
9.500 - 9.999	158	27,737,603.23	7.93	359	43.48	
10.000 - 10.499	77	12,993,046.51	3.72	359	41.63	
10.500 - 10.999	57	7,212,318.61	2.06	357	43.59	
11.000 - 11.499	17	2,333,009.50	0.67	359	42.38	
11.500 - 11.999	33	4,368,138.27	1.25	359	44.97	
12.000 - 12.499	3	437,183.65	0.13	359	42.91	
12.500 - 12.999	1	172,208.79	0.05	359	50.00	
13.000 - 13.499	1	61,986.60	0.02	359	50.00	

14.000 - 14.499	1	65,446.60	0.02	358	49.00	
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	

Minimum: 5.500
Maximum: 14.150
Weighted Average: 7.860

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
2.750 - 2.999	24	8,788,921.34	2.51	359	39.06	
3.000 - 3.249	44	18,317,821.82	5.24	358	40.29	
3.250 - 3.499	2	621,279.59	0.18	358	43.74	
3.750 - 3.999	1	151,886.06	0.04	359	50.00	
4.000 - 4.249	12	2,285,680.99	0.65	359	35.86	
4.250 - 4.499	59	11,633,314.00	3.33	359	43.34	
4.500 - 4.749	4	1,071,192.42	0.31	359	40.78	
4.750 - 4.999	16	5,810,340.38	1.66	359	40.59	
5.000 - 5.249	34	12,640,265.68	3.62	358	39.17	
5.250 - 5.499	87	25,681,972.65	7.34	359	41.50	
5.500 - 5.749	102	29,483,319.12	8.43	359	40.28	
5.750 - 5.999	137	39,747,977.73	11.37	358	41.28	
6.000 - 6.249	282	63,403,823.05	18.13	359	41.40	
6.250 - 6.499	293	58,863,530.27	16.83	358	41.83	
6.500 - 6.749	249	40,951,244.12	11.71	359	44.42	
6.750 - 6.999	188	30,203,377.74	8.64	359	41.44	
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	

Minimum: 2.750

Maximum: 6.750
Weighted Average: 5.699

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
2007-03	2	277,333.11	0.08	354	52.00	
2007-04	4	446,452.61	0.13	355	50.63	
2007-07	21	6,130,049.93	1.75	358	42.55	
2007-08	1,276	287,275,499.60	82.16	359	41.63	
2007-09	4	819,300.00	0.23	360	41.65	
2008-07	3	529,988.24	0.15	358	39.70	
2008-08	212	50,724,824.19	14.51	357	40.84	
2008-09	1	101,321.00	0.03	360	40.00	
2010-08	11	3,351,178.28	0.96	359	42.20	
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%

2.000	1,523	346,304,768.68	99.04	358	41.55	7.8
6.000	11	3,351,178.28	0.96	359	42.20	6.1
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	**7.8**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.038

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
1.000	1,534	349,655,946.96	100.00	358	41.55	7.8
Total:	**1,534**	**349,655,946.96**	**100.00**	**358**	**41.55**	**7.8**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MO
AVM Insured	277	55,217,311.02	11.84	353	39.20	
Not AVM Insured	1,830	410,963,507.69	88.16	354	41.37	

Total:	2,107	466,180,818.71	100.00	354	41.12

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. Summary

1. Summary

Wtd Avg DTI (Full Doc): 40.32
Wtd Avg DTI (Stated Doc): 41.86
Wtd Avg DTI (Limited Doc): 40.84
Total Balance (San Bernadino): 1,750,285.13
WA FICO (San Bernadino): 612
WA LTV (San Bernadino): 72.60
WA CLTV (San Bernadino): 72.60

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks

involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Non-FREDDIE; STATE eq 'CA'
266 records

Selection Criteria: Non-FREDDIE; STATE eq 'CA'
Table of Contents

1. PRINCIPAL BALANCES OF THE LOANS
2. FICO SCORES
3. LOAN-TO-VALUE RATIO
4. DOCUMENTATION
5. DTI

1. PRINCIPAL BALANCES OF THE LOANS

PRINCIPAL BALANCES OF THE LOANS	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	W Remainin Ter
50,001 - 75,000	6	389,659.60	0.36	64,943.27	8.979	331	33
75,001 - 100,000	1	97,645.92	0.09	97,645.92	9.200	180	17
100,001 - 125,000	8	893,591.27	0.84	111,698.91	7.430	360	35
125,001 - 150,000	9	1,240,324.05	1.16	137,813.78	8.031	360	35
150,001 - 175,000	9	1,423,370.52	1.33	158,152.28	8.522	360	35
175,001 - 200,000	3	550,609.71	0.51	183,536.57	9.026	360	35
200,001 - 250,000	9	2,005,298.93	1.88	222,810.99	7.646	360	35
250,001 - 300,000	10	2,796,036.22	2.61	279,603.62	7.700	360	35
300,001 - 400,000	65	24,031,525.23	22.47	369,715.77	7.012	360	35
400,001 - 500,000	100	44,613,732.00	41.72	446,137.32	6.857	360	35
500,001 - 600,000	22	12,229,901.84	11.44	555,904.63	6.967	360	35
600,001 - 700,000	14	9,072,381.25	8.48	648,027.23	6.866	352	35
700,001 - 800,000	8	5,867,834.83	5.49	733,479.35	6.914	360	35
800,001 - 900,000	2	1,717,000.00	1.61	858,500.00	6.702	360	35
Total:	**266**	**106,928,911.37**	**100.00**	**401,988.39**	**7.004**	**359**	**35**

Minimum: 59,973
Maximum: 892,000

Average: 401,988
Total: 106,928,911.37

Top

2. FICO SCORES

FICO SCORES	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	Seas(
501 - 525	17	4,914,107.46	4.60	289,065.14	8.459	360	359	
526 - 550	19	4,875,978.98	4.56	256,630.47	8.466	356	355	
551 - 575	24	8,323,682.99	7.78	346,820.12	7.636	360	359	
576 - 600	29	11,669,175.58	10.91	402,385.36	7.164	360	359	
601 - 625	38	15,976,953.70	14.94	420,446.15	6.980	360	359	
626 - 650	51	22,024,011.38	20.60	431,843.36	6.838	359	358	
651 - 675	40	17,689,660.70	16.54	442,241.52	6.577	360	359	
676 - 700	22	9,737,591.45	9.11	442,617.79	6.791	360	359	
701 - 725	6	2,766,848.03	2.59	461,141.34	6.770	360	359	
726 - 750	6	2,422,245.19	2.27	403,707.53	6.368	360	359	
751 - 775	11	5,299,674.29	4.96	481,788.57	6.225	346	345	
776 - 800	3	1,228,981.62	1.15	409,660.54	5.854	360	359	
Total:	**266**	**106,928,911.37**	**100.00**	**401,988.39**	**7.004**	**359**	**358**	

Minimum: 501
Maximum: 797
Weighted Average: 634.3

Top

3. LOAN-TO-VALUE RATIO

LOAN-TO-VALUE RATIO	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term
50.000 <=	18	3,611,618.20	3.38	200,645.46	7.411	357	356

50.001 - 60.000	11	2,357,308.84	2.20	214,300.80	7.816	353	351
60.001 - 70.000	28	8,299,517.21	7.76	296,411.33	6.899	360	359
70.001 - 75.000	35	14,573,040.56	13.63	416,372.59	7.052	360	359
75.001 - 80.000	63	28,119,355.75	26.30	446,338.98	6.960	357	356
80.001 - 85.000	49	23,537,899.98	22.01	480,365.31	6.878	360	359
85.001 - 90.000	62	26,430,170.83	24.72	426,293.08	7.042	360	359
Total:	**266**	**106,928,911.37**	**100.00**	**401,988.39**	**7.004**	**359**	**358**

Weighted Average LTV: 78.84
Minimum LTV: 19.56
Maximum LTV: 90.00

Top

4. DOCUMENTATION

DOCUMENTATION	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	Rem
Full Docs	205	84,316,380.90	78.85	411,299.42	6.888	359	
Limited Doc	30	12,870,002.72	12.04	429,000.09	7.347	360	
Stated Doc	31	9,742,527.75	9.11	314,275.09	7.556	360	
Total:	**266**	**106,928,911.37**	**100.00**	**401,988.39**	**7.004**	**359**	

Top

5. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	W Seasoni
1 - 5	2	609,870.27	0.57	304,935.14	8.536	360	359	
11 - 15	1	287,746.40	0.27	287,746.40	7.990	360	359	
16 - 20	5	1,289,819.93	1.21	257,963.99	7.675	360	359	
21 - 25	14	6,196,236.80	5.79	442,588.34	6.972	357	356	

26 - 30	22	7,434,742.18	6.95	337,942.83	6.623	358	357	
31 - 35	25	9,025,796.84	8.44	361,031.87	7.089	360	359	
36 - 40	40	15,731,291.21	14.71	393,282.28	7.042	355	354	
41 - 45	48	19,670,505.98	18.40	409,802.21	6.760	360	359	
46 - 50	91	40,060,191.68	37.46	440,221.89	6.944	360	359	
51 - 55	18	6,622,710.08	6.19	367,928.34	8.034	360	359	
Total:	**266**	**106,928,911.37**	**100.00**	**401,988.39**	**7.004**	**359**	**358**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Non-FREDDIE; STATE eq 'FL'
289 records

Selection Criteria: Non-FREDDIE; STATE eq 'FL'
Table of Contents

1. PRINCIPAL BALANCES OF THE LOANS
2. FICO SCORES
3. LOAN-TO-VALUE RATIO
4. DOCUMENTATION
5. DTI

1. PRINCIPAL BALANCES OF THE LOANS

PRINCIPAL BALANCES OF THE LOANS	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term
50,001 - 75,000	36	2,379,238.85	4.84	66,089.97	8.050	322	321
75,001 - 100,000	52	4,487,772.56	9.13	86,303.32	8.260	356	355
100,001 - 125,000	52	5,815,354.11	11.83	111,833.73	8.059	351	350
125,001 - 150,000	44	6,037,508.81	12.28	137,216.11	7.514	356	355
150,001 - 175,000	17	2,755,070.00	5.60	162,062.94	7.649	360	359
175,001 - 200,000	21	3,957,238.78	8.05	188,439.94	7.603	351	350
200,001 - 250,000	20	4,473,311.22	9.10	223,665.56	8.328	348	347
250,001 - 300,000	7	1,909,754.74	3.88	272,822.11	8.506	360	359
300,001 - 400,000	20	6,896,437.98	14.02	344,821.90	7.280	360	359
400,001 - 500,000	9	3,980,240.76	8.09	442,248.97	6.836	360	359
500,001 - 600,000	8	4,393,693.29	8.94	549,211.66	7.418	360	359
600,001 - 700,000	2	1,338,000.00	2.72	669,000.00	6.924	360	359
700,001 - 800,000	1	749,089.51	1.52	749,089.51	7.100	360	359
Total:	**289**	**49,172,710.61**	**100.00**	**170,147.79**	**7.681**	**354**	**353**

Minimum: 59,826
Maximum: 749,090
Average: 170,148

Total: 49,172,710.61

Top

2. FICO SCORES

FICO SCORES	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	Seaso
500 <=	2	255,845.60	0.52	127,922.80	8.524	360	359	
501 - 525	31	4,220,171.11	8.58	136,134.55	8.716	360	359	
526 - 550	31	4,197,266.43	8.54	135,395.69	8.453	344	343	
551 - 575	38	6,086,518.66	12.38	160,171.54	8.259	360	359	
576 - 600	38	7,820,421.43	15.90	205,800.56	7.982	360	359	
601 - 625	43	6,866,453.64	13.96	159,684.97	7.687	353	352	
626 - 650	43	6,747,380.85	13.72	156,915.83	7.287	357	355	
651 - 675	35	6,778,505.52	13.79	193,671.59	6.894	358	357	
676 - 700	13	3,219,552.45	6.55	247,657.88	6.903	360	359	
701 - 725	4	848,323.88	1.73	212,080.97	6.597	319	318	
726 - 750	7	1,655,727.89	3.37	236,532.56	6.758	350	349	
751 - 775	2	212,573.84	0.43	106,286.92	5.815	180	179	
776 - 800	1	192,823.22	0.39	192,823.22	5.800	180	179	
801 - 825	1	71,146.09	0.14	71,146.09	7.400	360	359	
Total:	**289**	**49,172,710.61**	**100.00**	**170,147.79**	**7.681**	**354**	**353**	

Minimum: 500
Maximum: 803
Weighted Average: 609.0

Top

3. LOAN-TO-VALUE RATIO

LOAN-TO-VALUE	Number of Mortgage	Aggregate Principal Balance	% of Aggregate Principal	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	S

RATIO	Loans		Balance				
50.000 <=	13	1,465,724.91	2.98	112,748.07	7.217	336	335
50.001 - 60.000	28	3,510,007.82	7.14	125,357.42	8.307	353	352
60.001 - 70.000	46	8,276,209.68	16.83	179,917.60	7.504	356	355
70.001 - 75.000	36	5,298,351.50	10.77	147,176.43	8.036	360	359
75.001 - 80.000	59	11,108,908.66	22.59	188,286.59	7.256	357	356
80.001 - 85.000	43	7,632,622.94	15.52	177,502.86	7.623	345	344
85.001 - 90.000	64	11,880,885.10	24.16	185,638.83	7.954	357	356
Total:	**289**	**49,172,710.61**	**100.00**	**170,147.79**	**7.681**	**354**	**353**

Weighted Average LTV: 76.83
Minimum LTV: 24.62
Maximum LTV: 90.00

Top

4. DOCUMENTATION

DOCUMENTATION	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	Remai T
Full Docs	195	31,376,343.60	63.81	160,904.33	7.541	353	
Limited Doc	75	13,803,986.00	28.07	184,053.15	7.800	356	
Stated Doc	19	3,992,381.01	8.12	210,125.32	8.377	360	
Total:	**289**	**49,172,710.61**	**100.00**	**170,147.79**	**7.681**	**354**	

Top

5. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	W Seasonin
1 - 5	2	204,216.15	0.42	102,108.08	6.911	360	359	
11 - 15	4	920,631.98	1.87	230,158.00	7.210	360	359	

16 - 20	5	676,383.09	1.38	135,276.62	7.910	344	343	
21 - 25	16	2,513,251.42	5.11	157,078.21	7.557	346	345	
26 - 30	33	4,279,459.96	8.70	129,680.60	7.717	349	348	
31 - 35	26	3,708,189.66	7.54	142,622.68	7.493	356	355	
36 - 40	40	5,958,305.61	12.12	148,957.64	7.968	357	356	
41 - 45	62	9,793,326.87	19.92	157,956.89	7.807	352	351	
46 - 50	80	17,438,606.29	35.46	217,982.58	7.475	359	358	
51 - 55	21	3,680,339.58	7.48	175,254.27	8.210	345	344	
Total:	**289**	**49,172,710.61**	**100.00**	**170,147.79**	**7.681**	**354**	**353**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Non-FREDDIE; Non-Full Doc
497 records

Selection Criteria: Non-FREDDIE; Non-Full Doc
Table of Contents

1. PRINCIPAL BALANCES OF THE LOANS
2. FICO SCORES
3. LOAN-TO-VALUE RATIO
4. DOCUMENTATION
5. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

1. PRINCIPAL BALANCES OF THE LOANS

PRINCIPAL BALANCES OF THE LOANS	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	W. Remainin Teri
50,001 - 75,000	66	4,308,283.21	3.97	65,277.02	9.505	344	34
75,001 - 100,000	54	4,694,315.30	4.32	86,931.76	8.829	356	35
100,001 - 125,000	56	6,267,612.10	5.77	111,921.64	8.937	351	35
125,001 - 150,000	57	7,911,851.27	7.29	138,804.41	8.618	354	35
150,001 - 175,000	41	6,703,530.73	6.17	163,500.75	8.934	360	35
175,001 - 200,000	33	6,165,388.99	5.68	186,829.97	8.552	360	35
200,001 - 250,000	27	6,012,434.82	5.54	222,682.77	8.692	360	35
250,001 - 300,000	27	7,276,833.28	6.70	269,512.34	8.479	353	35
300,001 - 400,000	55	19,572,917.57	18.03	355,871.23	7.779	360	35
400,001 - 500,000	56	24,995,221.48	23.02	446,343.24	7.921	360	35
500,001 - 600,000	17	9,256,034.23	8.52	544,472.60	7.343	360	35
600,001 - 700,000	6	3,932,193.79	3.62	655,365.63	7.236	360	35
700,001 - 800,000	2	1,480,089.51	1.36	740,044.76	6.779	360	35
Total:	**497**	**108,576,706.28**	**100.00**	**218,464.20**	**8.196**	**358**	**35**

Minimum: 59,826
Maximum: 749,090
Average: 218,464

Total: 108,576,706.28

Top

2. FICO SCORES

FICO SCORES	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	Seas
500 <=	1	90,947.64	0.08	90,947.64	8.750	360	359	
501 - 525	63	9,754,518.81	8.98	154,833.63	9.401	359	358	
526 - 550	65	11,911,460.05	10.97	183,253.23	9.540	358	357	
551 - 575	63	11,532,028.28	10.62	183,048.07	9.109	360	359	
576 - 600	81	18,285,865.96	16.84	225,751.43	8.250	359	358	
601 - 625	75	17,533,500.79	16.15	233,780.01	7.992	357	356	
626 - 650	67	16,536,707.36	15.23	246,816.53	7.543	355	354	
651 - 675	35	8,968,485.41	8.26	256,242.44	7.343	357	356	
676 - 700	16	5,963,442.35	5.49	372,715.15	6.995	360	359	
701 - 725	3	834,015.02	0.77	278,005.01	7.483	360	359	
726 - 750	16	4,206,715.25	3.87	262,919.70	6.960	360	359	
751 - 775	9	2,342,159.84	2.16	260,239.98	6.807	335	334	
776 - 800	1	76,159.39	0.07	76,159.39	6.375	360	359	
801 - 825	2	540,700.13	0.50	270,350.07	6.401	360	359	
Total:	**497**	**108,576,706.28**	**100.00**	**218,464.20**	**8.196**	**358**	**357**	

Minimum: 500
Maximum: 811
Weighted Average: 608.6

Top

3. LOAN-TO-VALUE RATIO

LOAN-TO-VALUE	Number of Mortgage	Aggregate Principal Balance	% of Aggregate Principal	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term

RATIO	Loans		Balance				
50.000 <=	31	3,908,953.63	3.60	126,095.28	8.608	346	345
50.001 - 60.000	36	5,144,496.11	4.74	142,902.67	8.480	345	344
60.001 - 70.000	68	15,307,102.57	14.10	225,104.45	8.405	359	358
70.001 - 75.000	95	16,753,017.11	15.43	176,347.55	9.173	360	359
75.001 - 80.000	106	26,762,564.61	24.65	252,477.02	7.768	360	359
80.001 - 85.000	53	14,778,410.98	13.61	278,837.94	7.780	357	356
85.001 - 90.000	108	25,922,161.27	23.87	240,020.01	8.001	359	358
Total:	**497**	**108,576,706.28**	**100.00**	**218,464.20**	**8.196**	**358**	**357**

Weighted Average LTV: 77.12
Minimum LTV: 17.50
Maximum LTV: 90.00

Top

4. DOCUMENTATION

DOCUMENTATION	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	Rem:
Limited Doc	293	61,528,300.65	56.67	209,994.20	7.903	357	
Stated Doc	204	47,048,405.63	43.33	230,629.44	8.579	359	
Total:	**497**	**108,576,706.28**	**100.00**	**218,464.20**	**8.196**	**358**	

Top

5. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	W. Remainin Ter
California	61	22,612,530.47	20.83	370,697.22	7.437	360	3:
Florida	94	17,796,367.01	16.39	189,323.05	7.929	357	3:

New York	61	17,483,184.26	16.10	286,609.58	8.512	360	35
New Jersey	39	9,088,262.49	8.37	233,032.37	9.325	359	35
Illinois	27	5,602,857.71	5.16	207,513.25	9.341	355	35
Massachusetts	15	4,957,131.47	4.57	330,475.43	6.545	360	35
Arizona	15	2,950,784.59	2.72	196,718.97	8.324	360	35
Texas	24	2,507,012.67	2.31	104,458.86	9.164	339	33
Pennsylvania	17	2,353,827.77	2.17	138,460.46	7.951	349	34
Georgia	12	2,188,970.90	2.02	182,414.24	8.345	360	35
Other	132	21,035,776.94	19.37	159,361.95	8.449	357	35
Total:	**497**	**108,576,706.28**	**100.00**	**218,464.20**	**8.196**	**358**	**35**

Number of States Represented: 40

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Non-FREDDIE; STATE eq 'MA'
73 records

Selection Criteria: Non-FREDDIE; STATE eq 'MA'
Table of Contents

1. PRINCIPAL BALANCES OF THE LOANS
2. FICO SCORES
3. LOAN-TO-VALUE RATIO
4. DOCUMENTATION
5. DTI

1. PRINCIPAL BALANCES OF THE LOANS

PRINCIPAL BALANCES OF THE LOANS	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term
75,001 - 100,000	2	172,891.84	0.66	86,445.92	8.736	360	359
100,001 - 125,000	2	218,799.96	0.83	109,399.98	6.454	360	359
125,001 - 150,000	3	414,552.03	1.58	138,184.01	6.519	360	359
150,001 - 175,000	1	167,914.71	0.64	167,914.71	9.350	360	359
175,001 - 200,000	4	766,220.25	2.91	191,555.06	6.617	360	359
200,001 - 250,000	9	2,007,792.52	7.63	223,088.06	6.585	348	347
250,001 - 300,000	5	1,323,265.30	5.03	264,653.06	6.069	360	359
300,001 - 400,000	20	7,208,184.94	27.39	360,409.25	6.486	360	359
400,001 - 500,000	13	5,770,552.67	21.93	443,888.67	6.428	360	359
500,001 - 600,000	8	4,433,039.99	16.85	554,130.00	6.176	360	359
600,001 - 700,000	6	3,829,997.12	14.56	638,332.85	6.047	360	359
Total:	**73**	**26,313,211.33**	**100.00**	**360,454.95**	**6.381**	**359**	**358**

Minimum: 80,971
Maximum: 679,397
Average: 360,455
Total: 26,313,211.33

Top

2. FICO SCORES

FICO SCORES	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	Seasoi
526 - 550	1	167,914.71	0.64	167,914.71	9.350	360	359	
551 - 575	15	5,052,362.23	19.20	336,824.15	6.770	360	359	
576 - 600	9	3,290,818.13	12.51	365,646.46	6.729	352	351	
601 - 625	7	1,957,906.76	7.44	279,700.97	6.562	360	359	
626 - 650	19	7,311,656.30	27.79	384,824.02	6.371	360	359	
651 - 675	12	4,915,459.22	18.68	409,621.60	6.003	360	359	
676 - 700	2	472,095.53	1.79	236,047.77	5.919	360	359	
701 - 725	1	365,000.00	1.39	365,000.00	6.150	360	359	
726 - 750	3	1,090,787.21	4.15	363,595.74	5.921	360	359	
751 - 775	1	261,389.02	0.99	261,389.02	5.990	360	359	
776 - 800	2	907,222.22	3.45	453,611.11	5.650	360	359	
801 - 825	1	520,600.00	1.98	520,600.00	5.500	360	359	
Total:	**73**	**26,313,211.33**	**100.00**	**360,454.95**	**6.381**	**359**	**358**	

Minimum: 538
Maximum: 802
Weighted Average: 635.3

Top

3. LOAN-TO-VALUE RATIO

LOAN-TO-VALUE RATIO	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	S
50.000 <=	3	283,796.27	1.08	94,598.76	7.960	360	359	
50.001 - 60.000	3	530,962.12	2.02	176,987.37	6.800	360	359	
60.001 - 70.000	2	819,514.71	3.11	409,757.36	6.488	360	359	
70.001 - 75.000	2	1,012,600.00	3.85	506,300.00	5.738	360	359	

75.001 - 80.000	17	5,055,083.63	19.21	297,357.86	6.359	360	359	
80.001 - 85.000	8	4,397,453.70	16.71	549,681.71	6.243	360	359	
85.001 - 90.000	37	14,077,130.71	53.50	380,462.99	6.426	358	357	
90.001 - 95.000	1	136,670.19	0.52	136,670.19	6.250	360	359	
Total:	**73**	**26,313,211.33**	**100.00**	**360,454.95**	**6.381**	**359**	**358**	

Weighted Average LTV: 83.99
Minimum LTV: 43.78
Maximum LTV: 95.00

Top

4. DOCUMENTATION

DOCUMENTATION	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	Remai T
Full Docs	58	21,356,079.86	81.16	368,208.27	6.343	359	
Stated Doc	8	2,750,825.04	10.45	343,853.13	6.476	360	
Limited Doc	7	2,206,306.43	8.38	315,186.63	6.632	360	
Total:	**73**	**26,313,211.33**	**100.00**	**360,454.95**	**6.381**	**359**	

Top

5. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	W/ Seasonin
6 - 10	1	386,614.00	1.47	386,614.00	5.990	360	359	
16 - 20	3	1,155,050.06	4.39	385,016.69	6.478	360	359	
21 - 25	3	1,124,661.13	4.27	374,887.04	6.538	360	359	
26 - 30	3	1,064,091.89	4.04	354,697.30	6.414	360	359	
31 - 35	5	1,707,930.22	6.49	341,586.04	6.694	345	344	
36 - 40	10	2,860,728.22	10.87	286,072.82	6.595	360	359	

41 - 45	17	6,111,833.40	23.23	359,519.61	6.385	360	359	
46 - 50	30	11,734,387.70	44.60	391,146.26	6.224	360	359	
51 - 55	1	167,914.71	0.64	167,914.71	9.350	360	359	
Total:	**73**	**26,313,211.33**	**100.00**	**360,454.95**	**6.381**	**359**	**358**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Non-FREDDIE; STATE eq 'NJ'
145 records

Selection Criteria: Non-FREDDIE; STATE eq 'NJ'
Table of Contents

1. PRINCIPAL BALANCES OF THE LOANS
2. FICO SCORES
3. LOAN-TO-VALUE RATIO
4. DOCUMENTATION
5. DTI

1. PRINCIPAL BALANCES OF THE LOANS

PRINCIPAL BALANCES OF THE LOANS	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term
50,001 - 75,000	9	585,568.17	1.60	65,063.13	9.720	340	338
75,001 - 100,000	7	610,863.59	1.67	87,266.23	8.130	360	359
100,001 - 125,000	10	1,136,941.46	3.10	113,694.15	9.419	341	340
125,001 - 150,000	8	1,124,819.35	3.07	140,602.42	9.124	345	344
150,001 - 175,000	18	2,910,250.46	7.94	161,680.58	9.510	350	349
175,001 - 200,000	15	2,824,062.40	7.70	188,270.83	8.511	360	359
200,001 - 250,000	20	4,496,155.64	12.26	224,807.78	9.073	360	359
250,001 - 300,000	11	2,947,507.74	8.04	267,955.25	8.823	360	359
300,001 - 400,000	23	8,317,994.63	22.69	361,651.94	7.875	360	359
400,001 - 500,000	19	8,679,035.76	23.67	456,791.36	7.949	360	359
500,001 - 600,000	3	1,707,214.97	4.66	569,071.66	7.756	360	359
600,001 - 700,000	2	1,324,585.68	3.61	662,292.84	7.955	360	359
Total:	**145**	**36,664,999.85**	**100.00**	**252,862.07**	**8.412**	**358**	**357**

Minimum: 59,960
Maximum: 669,586
Average: 252,862
Total: 36,664,999.85

Top

2. FICO SCORES

FICO SCORES	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	Seasoı
500 <=	1	153,952.90	0.42	153,952.90	11.700	360	359	
501 - 525	19	3,583,319.57	9.77	188,595.77	9.865	360	359	
526 - 550	22	5,859,991.33	15.98	266,363.24	9.240	360	359	
551 - 575	21	5,451,827.90	14.87	259,610.85	9.374	360	359	
576 - 600	18	2,895,708.87	7.90	160,872.72	8.940	356	355	
601 - 625	22	7,006,883.05	19.11	318,494.68	7.625	360	359	
626 - 650	16	4,243,936.90	11.57	265,246.06	7.967	356	355	
651 - 675	14	5,098,241.98	13.90	364,160.14	7.060	360	359	
676 - 700	2	237,559.92	0.65	118,779.96	8.450	267	266	
701 - 725	1	59,959.65	0.16	59,959.65	7.990	360	359	
726 - 750	4	1,185,639.78	3.23	296,409.95	6.331	360	359	
751 - 775	5	887,978.00	2.42	177,595.60	7.769	329	328	
Total:	**145**	**36,664,999.85**	**100.00**	**252,862.07**	**8.412**	**358**	**357**	

Minimum: 500
Maximum: 775
Weighted Average: 599.5

Top

3. LOAN-TO-VALUE RATIO

LOAN-TO-VALUE RATIO	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	S
50.000 <=	17	2,033,911.12	5.55	119,641.83	9.033	354	353	
50.001 - 60.000	15	2,859,491.62	7.80	190,632.77	9.555	360	359	
60.001 - 70.000	14	3,857,271.65	10.52	275,519.40	8.919	360	359	

70.001 - 75.000	24	6,135,728.11	16.73	255,655.34	9.269	357	356
75.001 - 80.000	27	6,888,176.66	18.79	255,117.65	7.449	357	356
80.001 - 85.000	16	5,295,101.29	14.44	330,943.83	8.243	360	359
85.001 - 90.000	32	9,595,319.40	26.17	299,853.73	7.971	357	356
Total:	**145**	**36,664,999.85**	**100.00**	**252,862.07**	**8.412**	**358**	**357**

Weighted Average LTV: 76.22
Minimum LTV: 17.50
Maximum LTV: 90.00

Top

4. DOCUMENTATION

DOCUMENTATION	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	Remai T
Full Docs	106	27,576,737.36	75.21	260,157.90	8.111	358	
Stated Doc	29	6,557,249.87	17.88	226,112.06	9.744	360	
Limited Doc	10	2,531,012.62	6.90	253,101.26	8.239	355	
Total:	**145**	**36,664,999.85**	**100.00**	**252,862.07**	**8.412**	**358**	

Top

5. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	W Seasonin
1 - 5	1	567,578.46	1.55	567,578.46	7.500	360	359	
11 - 15	4	967,089.26	2.64	241,772.32	8.795	360	359	
16 - 20	1	449,755.00	1.23	449,755.00	7.250	360	359	
21 - 25	7	2,379,599.21	6.49	339,942.74	6.960	360	359	
26 - 30	13	3,155,764.35	8.61	242,751.10	8.537	353	352	
31 - 35	18	4,388,305.77	11.97	243,794.77	7.806	356	355	

36 - 40	17	4,385,836.62	11.96	257,990.39	8.025	360	359	
41 - 45	30	6,009,659.74	16.39	200,321.99	8.642	355	354	
46 - 50	39	11,189,706.85	30.52	286,915.56	8.616	359	358	
51 - 55	15	3,171,704.59	8.65	211,446.97	9.803	360	359	
Total:	**145**	**36,664,999.85**	**100.00**	**252,862.07**	**8.412**	**358**	**357**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Non-FREDDIE; STATE eq 'NY'
181 records

Selection Criteria: Non-FREDDIE; STATE eq 'NY'
Table of Contents

1. PRINCIPAL BALANCES OF THE LOANS
2. FICO SCORES
3. LOAN-TO-VALUE RATIO
4. DOCUMENTATION
5. DTI

1. PRINCIPAL BALANCES OF THE LOANS

PRINCIPAL BALANCES OF THE LOANS	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term
50,001 - 75,000	6	390,331.11	0.72	65,055.19	9.466	350	349
75,001 - 100,000	12	1,061,038.31	1.95	88,419.86	9.444	360	359
100,001 - 125,000	9	1,020,995.44	1.88	113,443.94	9.171	341	339
125,001 - 150,000	9	1,226,083.96	2.26	136,231.55	8.909	360	359
150,001 - 175,000	18	2,978,426.66	5.49	165,468.15	8.190	351	350
175,001 - 200,000	5	932,301.34	1.72	186,460.27	7.527	360	359
200,001 - 250,000	12	2,729,299.96	5.03	227,441.66	8.001	360	359
250,001 - 300,000	18	4,935,198.12	9.09	274,177.67	8.016	357	356
300,001 - 400,000	46	16,590,704.29	30.56	360,667.48	7.413	356	355
400,001 - 500,000	35	15,862,053.07	29.22	453,201.52	7.546	357	356
500,001 - 600,000	7	3,697,720.59	6.81	528,245.80	6.752	360	359
600,001 - 700,000	1	622,458.33	1.15	622,458.33	6.700	360	359
700,001 - 800,000	3	2,239,476.13	4.13	746,492.04	7.219	360	359
Total:	**181**	**54,286,087.31**	**100.00**	**299,923.13**	**7.641**	**357**	**356**

Minimum: 59,962
Maximum: 749,999
Average: 299,923

Total: 54,286,087.31

Top

2. FICO SCORES

FICO SCORES	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	Seasoı
501 - 525	17	3,997,096.99	7.36	235,123.35	9.425	360	359	
526 - 550	17	4,153,296.54	7.65	244,311.56	9.645	360	359	
551 - 575	22	5,747,029.18	10.59	261,228.60	8.877	359	358	
576 - 600	23	6,732,417.98	12.40	292,713.83	8.171	360	359	
601 - 625	23	6,453,081.10	11.89	280,568.74	7.556	356	355	
626 - 650	25	8,132,997.93	14.98	325,319.92	7.050	355	354	
651 - 675	23	7,446,657.09	13.72	323,767.70	6.733	353	352	
676 - 700	8	3,531,607.95	6.51	441,450.99	6.729	360	359	
701 - 725	3	746,249.88	1.37	248,749.96	6.407	360	359	
726 - 750	8	2,870,710.61	5.29	358,838.83	6.215	355	354	
751 - 775	10	3,635,947.05	6.70	363,594.71	6.428	355	354	
776 - 800	1	369,440.97	0.68	369,440.97	5.700	300	299	
801 - 825	1	469,554.04	0.86	469,554.04	6.250	360	359	
Total:	**181**	**54,286,087.31**	**100.00**	**299,923.13**	**7.641**	**357**	**356**	

Minimum: 501
Maximum: 811
Weighted Average: 628.4

Top

3. LOAN-TO-VALUE RATIO

LOAN-TO-VALUE RATIO	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	S

50.000 <=	10	1,773,374.48	3.27	177,337.45	7.981	358	357
50.001 - 60.000	15	3,865,093.49	7.12	257,672.90	7.048	349	348
60.001 - 70.000	28	8,667,819.70	15.97	309,564.99	7.941	354	353
70.001 - 75.000	26	6,534,630.44	12.04	251,331.94	8.326	360	359
75.001 - 80.000	28	10,946,839.49	20.17	390,958.55	7.257	358	357
80.001 - 85.000	26	8,651,028.75	15.94	332,731.88	7.580	360	359
85.001 - 90.000	46	13,687,658.37	25.21	297,557.79	7.588	355	354
90.001 - 95.000	2	159,642.59	0.29	79,821.30	7.990	360	359
Total:	**181**	**54,286,087.31**	**100.00**	**299,923.13**	**7.641**	**357**	**356**

Weighted Average LTV: 76.94
Minimum LTV: 19.12
Maximum LTV: 95.00

Top

4. DOCUMENTATION

DOCUMENTATION	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	Remai T
Full Docs	120	36,802,903.05	67.79	306,690.86	7.227	355	
Stated Doc	31	9,361,728.25	17.25	301,991.23	8.945	360	
Limited Doc	30	8,121,456.01	14.96	270,715.20	8.014	360	
Total:	**181**	**54,286,087.31**	**100.00**	**299,923.13**	**7.641**	**357**	

Top

5. DTI

DTI	Number of Mortgage Loans	Aggregate Principal Balance	% of Aggregate Principal Balance	Average Principal Balance	WA Coupon	WA Original Term	WA Remaining Term	W Seasonin
1 - 5	1	168,657.63	0.31	168,657.63	8.990	360	359	
6 - 10	1	749,999.00	1.38	749,999.00	8.450	360	359	

11 - 15	2	552,092.93	1.02	276,046.47	7.573	360	359	
16 - 20	6	918,755.00	1.69	153,125.83	7.981	360	359	
21 - 25	7	2,174,812.79	4.01	310,687.54	6.944	360	359	
26 - 30	12	4,060,414.27	7.48	338,367.86	6.609	360	359	
31 - 35	15	3,760,167.27	6.93	250,677.82	6.910	351	350	
36 - 40	16	4,184,330.45	7.71	261,520.65	7.575	360	359	
41 - 45	32	9,472,019.49	17.45	296,000.61	7.613	360	359	
46 - 50	69	21,493,016.08	39.59	311,492.99	7.767	353	352	
51 - 55	20	6,751,822.40	12.44	337,591.12	8.409	360	359	
Total:	**181**	**54,286,087.31**	**100.00**	**299,923.13**	**7.641**	**357**	**356**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
IO Loans; Group2
260 records

Selection Criteria: IO Loans; Group2
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 260
Aggregate Scheduled Principal Balance: 106,248,169.00
Minimum Scheduled Balance: 60,000.00
Maximum Scheduled Balance: 892,000.00
Average Scheduled Balance: 408,646.80
Aggregate Original Principal Balance: 106,248,519.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 892,000.00
Average Original Balance: 408,648.15
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 6.758
Minimum Coupon: 5.500
Maximum Coupon: 10.850
Weighted Average Original Term: 360
Minimum Original Term: 360
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 359
Minimum Remaining Term: 358
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.035
Minimum Margin: 2.750
Maximum Margin: 6.000
Weighted Average Max Rate: 12.804
Minimum Max Rate: 11.500
Maximum Max Rate: 16.850
Weighted Average Min Rate: 6.804
Minimum Min Rate: 5.500
Maximum Min Rate: 10.850
Weighted Average Loan-to-Value - As Provided: 82.32
Low LTV: 21.68
High LTV: 90.00
Weighted Average Fico: 670
Min FICO: 620
Max FICO: 802
Top 5 States: CA(48%),NY(10%),MA(9%),FL(5%),MD(4%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor 5 Yr IO	143	59,821,568.00	56.30	359	41.6
3Yr/6 Mo Libor 5 Yr IO	47	20,275,028.00	19.08	359	42.3
5Yr/6 Mo Libor 5 Yr IO	5	1,828,933.00	1.72	359	43.3
Fixed - 5 Yr IO	65	24,322,640.00	22.89	359	40.7
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.6**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	5	406,200.00	0.38	359	39.8
100,000.01 - 150,000.00	18	2,362,534.00	2.22	359	41.2
150,000.01 - 200,000.00	16	2,714,047.00	2.55	359	41.8
200,000.01 - 250,000.00	5	1,130,600.00	1.06	359	45.7
250,000.01 - 300,000.00	8	2,175,603.00	2.05	359	43.6
300,000.01 - 350,000.00	4	1,294,340.00	1.22	359	36.8
350,000.01 - 400,000.00	57	21,339,599.00	20.08	359	40.6
400,000.01 - 450,000.00	47	20,017,919.00	18.84	359	41.0
450,000.01 - 500,000.00	48	22,706,801.00	21.37	359	40.9
500,000.01 - 550,000.00	14	7,415,800.00	6.98	359	42.2
550,000.01 - 600,000.00	12	6,944,195.00	6.54	359	44.3
600,000.01 - 650,000.00	11	6,962,999.00	6.55	359	43.4
650,000.01 - 700,000.00	7	4,643,383.00	4.37	359	44.8
700,000.01 - 750,000.00	6	4,417,499.00	4.16	359	37.9
800,000.01 - 850,000.00	1	825,000.00	0.78	359	46.0
850,000.01 - 900,000.00	1	892,000.00	0.84	359	49.0
Total:	**260**	**106,248,519.00**	**100.00**	**359**	**41.6**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	5	406,200.00	0.38	359	39.8
100,000.01 - 150,000.00	18	2,362,534.00	2.22	359	41.2
150,000.01 - 200,000.00	16	2,713,697.00	2.55	359	41.8
200,000.01 - 250,000.00	5	1,130,600.00	1.06	359	45.7
250,000.01 - 300,000.00	8	2,175,603.00	2.05	359	43.6
300,000.01 - 350,000.00	4	1,294,340.00	1.22	359	36.8
350,000.01 - 400,000.00	57	21,339,599.00	20.08	359	40.6
400,000.01 - 450,000.00	47	20,017,919.00	18.84	359	41.0
450,000.01 - 500,000.00	48	22,706,801.00	21.37	359	40.9
500,000.01 - 550,000.00	14	7,415,800.00	6.98	359	42.2
550,000.01 - 600,000.00	12	6,944,195.00	6.54	359	44.3
600,000.01 - 650,000.00	11	6,962,999.00	6.55	359	43.4
650,000.01 - 700,000.00	7	4,643,383.00	4.37	359	44.8
700,000.01 - 750,000.00	6	4,417,499.00	4.16	359	37.9
800,000.01 - 850,000.00	1	825,000.00	0.78	359	46.0
850,000.01 - 900,000.00	1	892,000.00	0.84	359	49.0
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.6**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR

301 - 360	260	106,248,169.00	100.00	359	41.61	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Minimum: 358
Maximum: 359
Weighted Average: 359

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	35	15,373,985.00	14.47	359	41.85	
6.000 - 6.499	72	30,492,507.00	28.70	359	41.16	
6.500 - 6.999	78	31,279,724.00	29.44	359	42.91	
7.000 - 7.499	31	13,997,563.00	13.17	359	42.58	
7.500 - 7.999	26	8,453,174.00	7.96	359	37.74	
8.000 - 8.499	11	3,953,066.00	3.72	359	36.32	
8.500 - 8.999	3	995,650.00	0.94	359	44.53	
9.500 - 9.999	3	1,459,500.00	1.37	359	45.14	
10.500 - 10.999	1	243,000.00	0.23	359	48.00	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Minimum: 5.500
Maximum: 10.850
Weighted Average: 6.758

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
25.00 <=	1	60,000.00	0.06	359	44.00	
35.01 - 40.00	1	226,000.00	0.21	359	49.00	
40.01 - 45.00	2	541,000.00	0.51	359	44.85	
50.01 - 55.00	2	423,000.00	0.40	359	38.13	
55.01 - 60.00	3	898,750.00	0.85	359	34.75	
60.01 - 65.00	2	902,028.00	0.85	359	38.01	
65.01 - 70.00	12	5,943,219.00	5.59	359	39.71	
70.01 - 75.00	13	6,087,670.00	5.73	359	42.77	
75.01 - 80.00	68	24,926,859.00	23.46	359	40.93	
80.01 - 85.00	54	24,950,995.00	23.48	359	41.08	
85.01 - 90.00	102	41,288,648.00	38.86	359	42.63	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL	REMAINING TERM TO	WEIGHTED AVERAGE	WEIGHT AVERA MORTGA

FICO SCORES	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	BALANCE AS OF THE CUT-OFF DATE	MATURITY (months)	DEBT-TO-INCOME (%)	RAT (
620 - 639	63	25,557,113.00	24.05	359	42.44	7.
640 - 659	67	27,954,844.00	26.31	359	42.35	6.
660 - 679	62	23,601,204.00	22.21	359	40.39	6.
680 - 699	24	10,271,318.00	9.67	359	42.46	6.
700 - 719	8	3,826,844.00	3.60	359	40.63	6.
720 - 739	11	4,136,025.00	3.89	359	42.37	6.
740 - 759	9	4,230,582.00	3.98	359	45.74	6.
760 - 779	11	4,420,139.00	4.16	359	33.86	6.
780 - 799	4	1,729,500.00	1.63	359	37.61	5.
800 - 819	1	520,600.00	0.49	359	47.00	5.
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	**6.**

Minimum: 620
Maximum: 802
Weighted Average: 670

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
<= 20.00	6	2,266,254.00	2.13	359	10.90	
20.01 - 25.00	8	3,422,099.00	3.22	359	24.37	
25.01 - 30.00	18	6,914,244.00	6.51	359	28.42	
30.01 - 35.00	22	9,332,223.00	8.78	359	33.20	
35.01 - 40.00	39	15,304,184.00	14.40	359	38.07	
40.01 - 45.00	56	21,359,976.00	20.10	359	43.22	

45.01 - 50.00	110	47,203,689.00	44.43	359	48.27	
50.01 - 55.00	1	445,500.00	0.42	359	51.00	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Minimum: 6.00
Maximum: 51.00
Weighted Average: 41.61

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W M(
California	112	51,067,894.00	48.06	359	41.90	
New York	27	10,759,561.00	10.13	359	39.56	
Massachusetts	19	9,374,928.00	8.82	359	44.88	
Florida	21	5,600,927.00	5.27	359	41.97	
Maryland	11	4,769,410.00	4.49	359	42.91	
New Jersey	11	4,612,235.00	4.34	359	37.47	
Washington	7	2,762,583.00	2.60	359	36.82	
Illinois	5	2,082,600.00	1.96	359	35.42	
Georgia	5	1,900,300.00	1.79	359	45.35	
Nevada	4	1,705,500.00	1.61	359	44.19	
North Carolina	4	1,601,928.00	1.51	359	45.09	
Connecticut	5	1,530,700.00	1.44	359	38.60	
Michigan	5	1,291,400.00	1.22	359	41.79	
Arizona	5	1,246,849.00	1.17	359	37.57	
Maine	2	861,300.00	0.81	359	41.48	
Alabama	2	847,000.00	0.80	359	39.65	
Rhode Island	1	650,250.00	0.61	358	46.00	

Wisconsin	2	621,000.00	0.58	359	48.74	
Pennsylvania	2	609,900.00	0.57	359	48.64	
Tennessee	2	576,820.00	0.54	359	41.62	
Colorado	1	379,004.00	0.36	359	38.00	
Missouri	1	367,500.00	0.35	359	38.00	
South Carolina	1	359,980.00	0.34	359	49.00	
Ohio	2	345,600.00	0.33	359	43.66	
Utah	2	181,400.00	0.17	359	32.97	
Vermont	1	141,600.00	0.13	359	23.00	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Number of States Represented: 26

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Owner Occ	256	104,640,069.00	98.49	359	41.57	
Second Home	4	1,608,100.00	1.51	359	44.56	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

12. DOCUMENTATION

	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-

DOCUMENTATION	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)
Full Docs	203	82,890,286.00	78.02	359	41.33
Limited Doc	29	12,043,349.00	11.34	359	42.54
Stated Doc	28	11,314,534.00	10.65	359	42.67
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Refi-Cash Out	216	95,201,911.00	89.60	359	41.63	
Purchase	35	7,235,430.00	6.81	359	39.95	
Refi-No Cashout	9	3,810,828.00	3.59	359	44.23	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	6	2,316,145.00	2.18	359	41.10	7.
3A	4	1,526,172.00	1.44	359	39.15	7.

4A	60	24,532,468.00	23.09	359	42.58	7.
5A	63	26,428,672.00	24.87	359	42.53	6.
6A	60	22,863,204.00	21.52	359	40.15	6.
7A	26	11,461,818.00	10.79	359	43.32	6.
8A	41	17,119,690.00	16.11	359	39.91	6.
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	**6.**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	223	91,429,678.00	86.05	359	41.35	
Pud	19	8,501,126.00	8.00	359	42.50	
Condo	12	4,064,970.00	3.83	359	44.17	
2-4 Units	4	1,853,995.00	1.74	359	43.57	
Sfr-Attach	2	398,400.00	0.37	359	47.10	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO

PENALTY						
0	108	41,854,639.00	39.39	359	41.20	
12	12	4,879,873.00	4.59	359	41.37	
24	2	956,300.00	0.90	359	46.13	
30	3	1,200,528.00	1.13	359	43.78	
36	135	57,356,829.00	53.98	359	41.81	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
Non-Conforming	203	95,807,195.00	90.17	359	41.57	
Conforming	57	10,440,974.00	9.83	359	42.02	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORI
11.500 - 11.999	25	11,266,620.00	13.75	359	42.71	
12.000 - 12.499	53	22,645,092.00	27.64	359	41.77	

12.500 - 12.999	56	22,510,047.00	27.48	359	42.69	
13.000 - 13.499	25	11,732,563.00	14.32	359	43.83	
13.500 - 13.999	20	7,652,971.00	9.34	359	37.30	
14.000 - 14.499	9	3,420,086.00	4.17	359	34.90	
14.500 - 14.999	3	995,650.00	1.22	359	44.53	
15.500 - 15.999	3	1,459,500.00	1.78	359	45.14	
16.500 - 16.999	1	243,000.00	0.30	359	48.00	
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	

Minimum: 11.500
Maximum: 16.850
Weighted Average: 12.804

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AV MOR
5.500 - 5.999	25	11,266,620.00	13.75	359	42.71	
6.000 - 6.499	53	22,645,092.00	27.64	359	41.77	
6.500 - 6.999	56	22,510,047.00	27.48	359	42.69	
7.000 - 7.499	25	11,732,563.00	14.32	359	43.83	
7.500 - 7.999	20	7,652,971.00	9.34	359	37.30	
8.000 - 8.499	9	3,420,086.00	4.17	359	34.90	
8.500 - 8.999	3	995,650.00	1.22	359	44.53	
9.500 - 9.999	3	1,459,500.00	1.78	359	45.14	
10.500 - 10.999	1	243,000.00	0.30	359	48.00	
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	

Minimum: 5.500
Maximum: 10.850
Weighted Average: 6.804

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
2.750 - 2.999	14	5,584,981.00	6.82	359	38.22	
3.000 - 3.249	13	7,058,295.00	8.62	359	45.66	
4.000 - 4.249	1	486,000.00	0.59	359	7.00	
4.250 - 4.499	2	976,100.00	1.19	359	48.70	
4.750 - 4.999	10	4,407,035.00	5.38	359	41.26	
5.000 - 5.249	19	8,869,489.00	10.83	359	41.86	
5.250 - 5.499	48	17,866,619.00	21.81	359	40.96	
5.500 - 5.749	38	16,542,643.00	20.19	359	41.51	
5.750 - 5.999	42	16,801,718.00	20.51	359	43.52	
6.000 - 6.249	8	3,332,649.00	4.07	359	41.88	
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	

Minimum: 2.750
Maximum: 6.000
Weighted Average: 5.035

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-INCOME	WEI AV MOR

ADJUSTMENT OF THE LOANS	LOANS	CUT-OFF DATE	THE CUT-OFF DATE	(months)	(%)
2007-07	4	1,706,249.00	2.08	358	38.29
2007-08	139	58,115,319.00	70.94	359	41.74
2008-08	47	20,275,028.00	24.75	359	42.35
2010-08	5	1,828,933.00	2.23	359	43.38
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
2.000	190	80,096,596.00	97.77	359	41.82	6.81
6.000	5	1,828,933.00	2.23	359	43.38	6.22
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	**6.80**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.089

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%

Cap			OFF DATE			
1.000	195	81,925,529.00	100.00	359	41.86	6.80
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	**6.80**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MC
AVM Insured	63	22,933,602.00	21.58	359	39.81	
Not AVM Insured	197	83,314,567.00	78.42	359	42.11	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in

the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Selected ZIPs
273 records

Selection Criteria: Selected ZIPs
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 273
Aggregate Scheduled Principal Balance: 28,749,369.66
Minimum Scheduled Balance: 59,798.04
Maximum Scheduled Balance: 407,327.85
Average Scheduled Balance: 105,309.05
Aggregate Original Principal Balance: 28,772,786.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 408,000.00
Average Original Balance: 105,394.82
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 8.038
Minimum Coupon: 5.625
Maximum Coupon: 11.800
Weighted Average Original Term: 348
Minimum Original Term: 120
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 347
Minimum Remaining Term: 119
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.927
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 14.412
Minimum Max Rate: 11.625
Maximum Max Rate: 17.800
Weighted Average Min Rate: 8.412
Minimum Min Rate: 5.625
Maximum Min Rate: 11.800
Weighted Average Loan-to-Value - As Provided: 83.76
Low LTV: 19.36
High LTV: 95.00
Weighted Average Fico: 625
Min FICO: 500
Max FICO: 802
Top 5 States: OH(49%),IN(10%),MI(10%),TX(7%),NY(6%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	133	12,714,317.59	44.22	358	40.80
2Yr/6 Mo Libor 5 Yr IO	8	949,115.00	3.30	359	43.11
3Yr/6 Mo Libor	30	3,325,030.65	11.57	359	38.43
3Yr/6 Mo Libor 5 Yr IO	5	708,949.00	2.47	359	38.15
5Yr/6 Mo Libor 5 Yr IO	1	315,000.00	1.10	359	26.00
Fixed	86	9,514,371.42	33.09	324	37.35

Fixed - 5 Yr IO	10	1,222,586.00	4.25	359	40.56
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
50,000.01 - 100,000.00	156	12,176,591.00	42.32	347	38.14
100,000.01 - 150,000.00	84	10,252,897.00	35.63	345	39.54
150,000.01 - 200,000.00	24	4,010,598.00	13.94	351	40.59
200,000.01 - 250,000.00	5	1,103,200.00	3.83	336	45.73
250,000.01 - 300,000.00	2	506,500.00	1.76	358	49.00
300,000.01 - 350,000.00	1	315,000.00	1.09	359	26.00
400,000.01 - 450,000.00	1	408,000.00	1.42	358	31.00
Total:	**273**	**28,772,786.00**	**100.00**	**347**	**39.23**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)

50,000.01 - 100,000.00	156	12,166,506.54	42.32	347	38.14
100,000.01 - 150,000.00	84	10,244,494.47	35.63	345	39.54
150,000.01 - 200,000.00	24	4,007,608.35	13.94	351	40.59
200,000.01 - 250,000.00	5	1,102,537.09	3.83	336	45.73
250,000.01 - 300,000.00	2	505,895.36	1.76	358	49.00
300,000.01 - 350,000.00	1	315,000.00	1.10	359	26.00
400,000.01 - 450,000.00	1	407,327.85	1.42	358	31.00
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT
61 - 120	2	212,680.68	0.74	119	48.35	
121 - 180	12	1,154,379.96	4.02	179	38.26	
181 - 240	5	686,955.67	2.39	239	35.32	
241 - 300	1	121,340.26	0.42	299	33.00	
301 - 360	253	26,574,013.09	92.43	359	39.32	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Minimum: 119
Maximum: 359
Weighted Average: 347

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	5	845,411.37	2.94	329	35.47	
6.000 - 6.499	13	1,461,773.53	5.08	318	36.26	
6.500 - 6.999	34	4,419,730.09	15.37	338	37.32	
7.000 - 7.499	27	2,978,902.34	10.36	354	38.88	
7.500 - 7.999	60	6,416,388.82	22.32	349	39.35	
8.000 - 8.499	28	3,031,453.49	10.54	359	38.01	
8.500 - 8.999	40	4,101,753.01	14.27	339	41.41	
9.000 - 9.499	23	1,983,056.80	6.90	350	40.33	
9.500 - 9.999	21	1,868,887.95	6.50	359	42.71	
10.000 - 10.499	7	522,432.00	1.82	359	44.64	
10.500 - 10.999	9	646,587.49	2.25	359	38.07	
11.000 - 11.499	3	284,700.54	0.99	359	39.43	
11.500 - 11.999	3	188,292.23	0.65	359	39.46	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Minimum: 5.625
Maximum: 11.800
Weighted Average: 8.038

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
25.00 <=	1	59,948.34	0.21	359	38.00	

35.01 - 40.00	1	132,000.00	0.46	359	31.00	
40.01 - 45.00	1	65,951.01	0.23	359	35.00	
45.01 - 50.00	1	61,973.99	0.22	359	49.00	1
50.01 - 55.00	2	203,362.30	0.71	359	40.53	
55.01 - 60.00	2	119,920.31	0.42	359	34.50	
60.01 - 65.00	3	383,277.81	1.33	359	43.52	
65.01 - 70.00	6	577,909.79	2.01	359	45.38	
70.01 - 75.00	40	3,482,620.23	12.11	346	39.68	
75.01 - 80.00	42	4,262,183.79	14.83	353	39.53	
80.01 - 85.00	45	4,392,887.96	15.28	332	38.03	
85.01 - 90.00	116	13,375,124.09	46.52	348	38.87	
90.01 - 95.00	13	1,632,210.04	5.68	351	41.07	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
500 - 519	12	1,158,462.70	4.03	359	46.48	9.1

520 - 539	24	1,988,529.09	6.92	359	42.05	9.5
540 - 559	27	2,777,172.51	9.66	349	39.26	8.9
560 - 579	18	1,795,781.08	6.25	359	36.72	8.5
580 - 599	27	2,780,603.51	9.67	341	39.54	8.3
600 - 619	28	2,812,118.98	9.78	342	37.96	8.5
620 - 639	33	3,393,203.68	11.80	359	38.10	8.0
640 - 659	33	3,352,720.44	11.66	354	40.45	7.5
660 - 679	27	3,115,956.87	10.84	350	38.36	7.3
680 - 699	12	1,852,557.32	6.44	351	40.10	7.2
700 - 719	8	895,322.47	3.11	359	40.92	7.6
720 - 739	9	1,006,058.46	3.50	313	39.04	6.6
740 - 759	7	797,357.45	2.77	298	38.20	6.7
760 - 779	6	624,824.78	2.17	275	35.32	6.1
780 - 799	1	315,000.00	1.10	359	26.00	5.9
800 - 819	1	83,700.32	0.29	179	39.00	6.6
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	**8.0**

Minimum: 500
Maximum: 802
Weighted Average: 625

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
<= 20.00	14	1,424,663.78	4.96	350	17.26	
20.01 - 25.00	13	1,247,782.37	4.34	337	23.25	
25.01 - 30.00	26	2,628,088.67	9.14	344	27.70	
30.01 - 35.00	38	4,158,307.83	14.46	351	32.85	

35.01 - 40.00	41	4,227,438.55	14.70	342	38.02	
40.01 - 45.00	53	5,527,152.19	19.23	354	43.12	
45.01 - 50.00	75	8,380,331.39	29.15	342	48.26	
50.01 - 55.00	13	1,155,604.88	4.02	359	52.99	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Minimum: 11.00
Maximum: 55.00
Weighted Average: 39.23

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Ohio	132	13,979,993.23	48.63	346	38.64	
Indiana	31	3,015,502.82	10.49	350	39.88	
Michigan	28	2,752,258.08	9.57	344	40.26	
Texas	20	2,087,500.51	7.26	351	40.62	
New York	17	1,800,752.38	6.26	359	40.23	
South Carolina	10	1,015,202.27	3.53	347	37.64	
North Carolina	8	897,001.47	3.12	305	39.92	
Florida	7	858,010.63	2.98	359	43.92	
Pennsylvania	4	485,715.08	1.69	359	46.60	
South Dakota	4	478,756.00	1.67	359	39.36	
Mississippi	5	471,524.58	1.64	359	25.19	
Tennessee	2	386,817.62	1.35	358	29.71	
Iowa	3	274,835.50	0.96	268	46.14	
Illinois	2	245,499.49	0.85	359	40.68	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Number of States Represented: 14

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORI
Owner Occ	256	27,347,132.49	95.12	347	39.17	
Non-Owner	14	1,129,961.83	3.93	336	39.85	
Second Home	3	272,275.34	0.95	359	42.52	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	229	24,362,765.45	84.74	345	39.09
Limited Doc	27	2,316,806.44	8.06	351	40.89
Stated Doc	17	2,069,797.77	7.20	359	39.01
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Refi-Cash Out	243	25,386,066.80	88.30	348	39.49	
Refi-No Cashout	28	3,145,061.02	10.94	337	37.10	
Purchase	2	218,241.84	0.76	359	38.73	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	28	2,850,422.49	9.91	335	38.71	8.1
3A	21	2,314,273.60	8.05	339	38.77	8.4
4A	26	2,717,549.70	9.45	359	38.83	8.0
5A	29	3,020,472.57	10.51	353	39.49	7.4
6A	25	2,964,051.81	10.31	349	38.81	7.2
7A	15	2,191,651.21	7.62	352	39.89	7.3
8A	26	3,125,688.80	10.87	312	36.97	6.5
A	41	4,058,249.26	14.12	355	38.12	8.6
B	36	2,983,061.30	10.38	359	41.95	9.5
C	25	2,463,978.44	8.57	354	41.60	9.0
D	1	59,970.48	0.21	359	41.00	9.5
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	**8.0**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
Sfr	258	27,192,315.77	94.58	346	39.13	
2-4 Units	9	871,669.72	3.03	359	38.50	
Condo	3	267,071.32	0.93	359	41.07	
Sfr-Attach	2	240,782.30	0.84	359	47.39	
Pud	1	177,530.55	0.62	359	44.00	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MOI
0	54	5,351,224.71	18.61	344	41.31	
12	8	938,477.03	3.26	359	36.23	
30	3	326,702.05	1.14	283	44.39	
36	208	22,132,965.87	76.99	348	38.77	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Conforming	272	28,342,041.81	98.58	347	39.34	
Non-Conforming	1	407,327.85	1.42	358	31.00	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT
11.500 - 11.999	3	527,583.00	2.93	359	29.27	
12.000 - 12.499	2	253,254.55	1.41	359	34.81	
12.500 - 12.999	10	1,166,790.32	6.48	359	38.07	
13.000 - 13.499	14	1,630,749.87	9.05	359	42.76	
13.500 - 13.999	38	4,235,975.22	23.52	359	39.65	
14.000 - 14.499	19	1,990,290.83	11.05	359	39.19	
14.500 - 14.999	30	3,065,016.26	17.02	355	41.45	
15.000 - 15.499	21	1,835,165.06	10.19	359	40.56	
15.500 - 15.999	20	1,808,916.55	10.04	359	42.71	

16.000 - 16.499	6	450,462.85	2.50	359	42.99	
16.500 - 16.999	8	575,214.96	3.19	359	37.58	
17.000 - 17.499	3	284,700.54	1.58	359	39.43	
17.500 - 17.999	3	188,292.23	1.05	359	39.46	
Total:	**177**	**18,012,412.24**	**100.00**	**358**	**40.12**	

Minimum: 11.625
Maximum: 17.800
Weighted Average: 14.412

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	3	527,583.00	2.93	359	29.27	
6.000 - 6.499	2	253,254.55	1.41	359	34.81	
6.500 - 6.999	10	1,166,790.32	6.48	359	38.07	
7.000 - 7.499	14	1,630,749.87	9.05	359	42.76	
7.500 - 7.999	38	4,235,975.22	23.52	359	39.65	
8.000 - 8.499	19	1,990,290.83	11.05	359	39.19	
8.500 - 8.999	30	3,065,016.26	17.02	355	41.45	
9.000 - 9.499	21	1,835,165.06	10.19	359	40.56	
9.500 - 9.999	20	1,808,916.55	10.04	359	42.71	
10.000 - 10.499	6	450,462.85	2.50	359	42.99	
10.500 - 10.999	8	575,214.96	3.19	359	37.58	
11.000 - 11.499	3	284,700.54	1.58	359	39.43	
11.500 - 11.999	3	188,292.23	1.05	359	39.46	
Total:	**177**	**18,012,412.24**	**100.00**	**358**	**40.12**	

Minimum: 5.625

Maximum: 11.800
Weighted Average: 8.412

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R/
2.750 - 2.999	4	692,273.89	3.84	359	29.88	
4.250 - 4.499	1	67,968.94	0.38	359	32.00	
4.500 - 4.749	1	118,659.18	0.66	359	41.00	
4.750 - 4.999	2	220,223.99	1.22	359	37.83	
5.000 - 5.249	6	660,407.48	3.67	359	39.79	
5.250 - 5.499	10	1,162,017.18	6.45	359	43.25	
5.500 - 5.749	12	1,279,666.21	7.10	359	42.34	
5.750 - 5.999	23	2,564,042.96	14.23	359	40.63	
6.000 - 6.249	31	3,142,908.38	17.45	359	38.84	
6.250 - 6.499	37	3,688,852.50	20.48	359	39.97	
6.500 - 6.749	32	2,810,470.38	15.60	359	42.23	
6.750 - 6.999	18	1,604,921.15	8.91	351	39.61	
Total:	**177**	**18,012,412.24**	**100.00**	**358**	**40.12**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.927

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-04	2	157,571.84	0.87	355	43.82	
2007-07	2	250,307.85	1.39	358	33.64	
2007-08	137	13,255,552.90	73.59	358	41.07	
2008-08	35	4,033,979.65	22.40	359	38.38	
2010-08	1	315,000.00	1.75	359	26.00	
Total:	**177**	**18,012,412.24**	**100.00**	**358**	**40.12**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
2.000	176	17,697,412.24	98.25	358	40.38	8.45
6.000	1	315,000.00	1.75	359	26.00	5.99
Total:	**177**	**18,012,412.24**	**100.00**	**358**	**40.12**	**8.41**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.070

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTED AVERAGE MORTGAGE RATES (%
1.000	177	18,012,412.24	100.00	358	40.12	8.41
Total:	**177**	**18,012,412.24**	**100.00**	**358**	**40.12**	**8.41**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
AVM Insured	34	3,516,009.86	12.23	342	39.39	
Not AVM Insured	239	25,233,359.80	87.77	348	39.20	
Total:	**273**	**28,749,369.66**	**100.00**	**347**	**39.23**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has

been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Arizona
312 records

Selection Criteria: Arizona
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)
2Yr/6 Mo Libor	173	29,137,535.92	53.66	7.836	100.00	1.42	10.61	13.23
2Yr/6 Mo Libor 5 Yr IO	26	4,629,962.00	8.53	6.943	100.00	0.00	0.00	0.00
3Yr/6 Mo Libor	33	6,418,903.18	11.82	7.298	100.00	0.00	6.22	3.85
3Yr/6 Mo Libor 5 Yr IO	14	2,463,577.00	4.54	6.609	100.00	0.00	0.00	0.00
5Yr/6 Mo Libor 5 Yr IO	1	189,000.00	0.35	5.990	100.00	0.00	0.00	0.00
Fixed	56	9,837,464.37	18.12	6.781	0.00	0.00	0.00	0.00
Fixed - 5 Yr IO	9	1,623,614.00	2.99	6.783	0.00	0.00	0.00	0.00
Total:	**312**	**54,300,056.47**	**100.00**	**7.412**	**78.89**	**0.76**	**6.43**	**7.55**

Top

2. Original IO Term

Original IO Term	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
0	262	45,393,903.47	83.60	7.531	78.33	0.91	7.69	9.04	12.50	16.08
60	50	8,906,153.00	16.40	6.801	81.77	0.00	0.00	0.00	0.00	0.00
Total:	**312**	**54,300,056.47**	**100.00**	**7.412**	**78.89**	**0.76**	**6.43**	**7.55**	**10.45**	**13.44**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
Non-Owner	4	1,097,924.68	2.02	7.758	100.00	0.00	0.00	0.00	10.92	
Owner Occ	306	52,737,177.68	97.12	7.407	78.27	0.78	6.62	7.78	10.53	1
Second Home	2	464,954.11	0.86	7.153	100.00	0.00	0.00	0.00	0.00	
Total:	**312**	**54,300,056.47**	**100.00**	**7.412**	**78.89**	**0.76**	**6.43**	**7.55**	**10.45**	**1**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	261	45,504,818.88	83.80	7.280	75.91	0.43	6.77	7.16	9.76
Limited Doc	31	5,733,886.86	10.56	8.035	91.31	3.80	4.22	12.90	13.81
Stated Doc	20	3,061,350.73	5.64	8.206	100.00	0.00	5.49	3.43	14.40
Total:	**312**	**54,300,056.47**	**100.00**	**7.412**	**78.89**	**0.76**	**6.43**	**7.55**	**10.45**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FI
<= 29.99	51	8,734,701.30	16.09	7.206	78.99	2.23	3.18	7.01	6.65	1
30.00 - 34.99	38	6,338,508.64	11.67	7.211	64.34	3.44	2.89	4.10	5.58	1
35.00 - 39.99	54	9,941,753.57	18.31	7.028	75.09	0.00	3.24	3.75	14.45	1
40.00 - 44.99	54	8,880,101.94	16.35	7.516	74.31	0.00	4.58	2.73	16.49	1
45.00 - 49.99	82	14,020,774.51	25.82	7.566	85.02	0.00	6.63	12.42	10.49	1
50.00 - 54.99	26	4,466,805.61	8.23	8.131	88.62	0.00	20.81	13.06	4.70	1
55.00 - 59.99	7	1,917,410.90	3.53	7.709	100.00	0.00	23.14	15.13	8.13	1
Total:	**312**	**54,300,056.47**	**100.00**	**7.412**	**78.89**	**0.76**	**6.43**	**7.55**	**10.45**	**1**

Wtd Avg DTI: 39.47

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
N	309	53,824,965.69	99.13	7.415	78.71	0.77	6.49	7.62	10.54	13.56
Y	3	475,090.78	0.87	7.003	100.00	0.00	0.00	0.00	0.00	0.00
Total:	**312**	**54,300,056.47**	**100.00**	**7.412**	**78.89**	**0.76**	**6.43**	**7.55**	**10.45**	**13.44**

WA Avg CLTV: 80.14

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)	
2A	34	5,971,399.26	11.00	7.231	96.59	0.00	0.00	0.00	0.00	60.71	
3A	35	5,818,025.22	10.71	7.170	73.96	0.00	0.00	0.00	0.00	1.83	
4A	33	5,667,797.33	10.44	6.976	91.55	0.00	0.00	0.00	0.00	0.00	1
5A	35	6,605,400.75	12.16	6.717	57.57	0.00	0.00	0.00	0.00	0.00	1
6A	33	6,241,698.62	11.49	6.582	47.43	0.00	0.00	0.00	0.00	0.00	1
7A	6	866,088.72	1.60	7.012	8.88	0.00	0.00	0.00	0.00	0.00	1
8A	18	3,105,921.27	5.72	6.367	33.80	0.00	0.00	0.00	0.00	0.00	1
A	43	7,632,258.83	14.06	7.796	96.61	0.00	0.00	0.00	49.06	32.26	
B	36	5,875,705.89	10.82	8.669	98.73	0.00	13.69	44.33	19.15	12.31	
C	34	5,667,294.77	10.44	8.573	100.00	7.28	40.33	23.88	8.84	6.74	
D	5	848,465.81	1.56	9.071	100.00	0.00	47.35	16.95	35.69	0.00	
Total:	**312**	**54,300,056.47**	**100.00**	**7.412**	**78.89**	**0.76**	**6.43**	**7.55**	**10.45**	**13.44**	

Top

8. Manufactured Housing

Manufactured Housing	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FI (5
Manufactured Housing	15	1,466,996.46	100.00	7.704	44.89	0.00	5.31	8.19	1:
Total:	**15**	**1,466,996.46**	**100.00**	**7.704**	**44.89**	**0.00**	**5.31**	**8.19**	**1:**

Top

9. LIEN

LIEN	No of Mortgage	Principal Balance	% of Principal	WAC	% ARM	FICO (<=500)	FICO (501	FICO (526	FICO (551	FICO (576

	Loans		Balance				525)	550)	575)	600)
First Lien	312	54,300,056.47	100.00	7.412	78.89	0.76	6.43	7.55	10.45	13.44
Total:	**312**	**54,300,056.47**	**100.00**	**7.412**	**78.89**	**0.76**	**6.43**	**7.55**	**10.45**	**13.44**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
California
831 records

Selection Criteria: California
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FIC((52 55(
2Yr/6 Mo Libor	371	95,085,246.23	41.22	7.437	100.00	0.00	8.42	10.5
2Yr/6 Mo Libor 5 Yr IO	174	56,265,803.00	24.39	6.653	100.00	0.00	0.00	0.0
3Yr/6 Mo Libor	58	14,046,385.39	6.09	7.107	100.00	0.00	9.32	7.9
3Yr/6 Mo Libor 5 Yr IO	62	20,503,773.00	8.89	6.512	100.00	0.00	0.00	0.0
5Yr/6 Mo Libor 5 Yr IO	2	1,136,533.00	0.49	6.303	100.00	0.00	0.00	0.0
Fixed	104	24,642,604.93	10.68	6.663	0.00	0.00	0.68	1.3
Fixed - 5 Yr IO	60	19,016,567.00	8.24	6.587	0.00	0.00	0.00	0.0
Total:	**831**	**230,696,912.55**	**100.00**	**6.985**	**81.08**	**0.00**	**4.11**	**4.9**

Top

2. Original IO Term

Original IO Term	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
0	533	133,774,236.55	57.99	7.260	81.58	0.00	7.09	8.56	15.00	18.96
60	298	96,922,676.00	42.01	6.606	80.38	0.00	0.00	0.00	0.00	0.00
Total:	**831**	**230,696,912.55**	**100.00**	**6.985**	**81.08**	**0.00**	**4.11**	**4.96**	**8.70**	**10.99**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Non-Owner	8	2,523,526.55	1.09	8.077	100.00	0.00	0.00	0.00	0.00
Owner Occ	819	227,266,957.26	98.51	6.967	80.90	0.00	4.17	5.04	8.83
Second Home	4	906,428.74	0.39	8.614	72.66	0.00	0.00	0.00	0.00
Total:	**831**	**230,696,912.55**	**100.00**	**6.985**	**81.08**	**0.00**	**4.11**	**4.96**	**8.70**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	604	171,286,307.04	74.25	6.824	77.18	0.00	3.45	4.65	9.36
Limited Doc	111	32,456,789.16	14.07	7.311	93.01	0.00	8.28	4.59	7.22
Stated Doc	116	26,953,816.35	11.68	7.616	91.43	0.00	3.28	7.42	6.27
Total:	**831**	**230,696,912.55**	**100.00**	**6.985**	**81.08**	**0.00**	**4.11**	**4.96**	**8.70**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
<= 29.99	132	32,025,291.94	13.88	6.961	78.21	0.00	1.05	6.66	9.54	1
30.00 - 34.99	94	23,282,723.69	10.09	6.966	72.26	0.00	5.53	4.70	4.73	
35.00 - 39.99	116	31,360,946.22	13.59	7.022	82.27	0.00	3.21	5.54	7.49	1
40.00 - 44.99	144	39,972,180.42	17.33	6.880	75.26	0.00	2.12	3.33	8.88	
45.00 - 49.99	256	77,977,987.49	33.80	6.919	82.85	0.00	1.61	3.56	9.65	1
50.00 - 54.99	76	22,512,293.01	9.76	7.167	94.20	0.00	10.07	8.96	11.05	1
55.00 - 59.99	13	3,565,489.78	1.55	8.478	97.49	0.00	69.49	10.15	0.00	1
Total:	**831**	**230,696,912.55**	**100.00**	**6.985**	**81.08**	**0.00**	**4.11**	**4.96**	**8.70**	**1**

Wtd Avg DTI: 40.68

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
N	828	229,295,498.63	99.39	6.985	80.96	0.00	4.13	4.99	8.75	11.06
Y	3	1,401,413.92	0.61	7.015	100.00	0.00	0.00	0.00	0.00	0.00
Total:	**831**	**230,696,912.55**	**100.00**	**6.985**	**81.08**	**0.00**	**4.11**	**4.96**	**8.70**	**10.99**

WA Avg CLTV: 75.41

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
2A	79	21,929,004.35	9.51	7.140	95.93	0.00	0.00	0.00	0.00	58.81
3A	73	21,210,479.55	9.19	6.943	91.36	0.00	0.00	0.00	0.00	7.10
4A	111	31,402,006.89	13.61	6.870	83.05	0.00	0.00	0.00	0.00	0.00
5A	134	39,336,218.57	17.05	6.559	72.18	0.00	0.00	0.00	0.00	0.00
6A	84	24,927,329.46	10.81	6.492	75.67	0.00	0.00	0.00	0.00	0.00
7A	43	15,343,652.01	6.65	6.679	56.42	0.00	0.00	0.00	0.00	0.00
8A	63	20,263,010.41	8.78	6.188	44.84	0.00	0.00	0.00	0.00	0.00
A	117	29,184,669.05	12.65	7.405	99.20	0.00	0.00	2.26	58.99	32.93
B	62	14,499,797.22	6.29	8.268	98.32	0.00	22.70	52.23	11.33	4.74
C	51	10,231,970.24	4.44	8.423	98.17	0.00	50.59	18.97	10.96	6.45
D	14	2,368,774.80	1.03	9.289	96.73	0.00	42.80	53.65	3.55	0.00
Total:	**831**	**230,696,912.55**	**100.00**	**6.985**	**81.08**	**0.00**	**4.11**	**4.96**	**8.70**	**10.99**

Top

8. Manufactured Housing

Manufactured Housing	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)
Manufactured Housing	25	3,522,020.30	100.00	7.563	43.67	0.00	0.00	3.38
Total:	**25**	**3,522,020.30**	**100.00**	**7.563**	**43.67**	**0.00**	**0.00**	**3.38**

Top

9. LIEN

LIEN	No of Mortgage	Principal Balance	% of Principal	WAC	% ARM	FICO (<=500)	FICO (501	FICO (526	FICO (551	FIC((57

	Loans		Balance				525)	550)	575)	600
First Lien	831	230,696,912.55	100.00	6.985	81.08	0.00	4.11	4.96	8.70	10.9
Total:	**831**	**230,696,912.55**	**100.00**	**6.985**	**81.08**	**0.00**	**4.11**	**4.96**	**8.70**	**10.9**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Florida
1,132 records

Selection Criteria: Florida
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FIC((52 55(
2Yr/6 Mo Libor	593	88,107,632.72	51.39	7.911	100.00	0.41	15.32	11.9
2Yr/6 Mo Libor 5 Yr IO	56	11,308,531.00	6.60	6.974	100.00	0.00	0.00	0.0
3Yr/6 Mo Libor	235	32,077,085.08	18.71	7.711	100.00	0.00	11.99	13.6
3Yr/6 Mo Libor 5 Yr IO	33	5,632,838.00	3.29	7.001	100.00	0.00	0.00	0.0
5Yr/6 Mo Libor 5 Yr IO	1	242,000.00	0.14	6.375	100.00	0.00	0.00	0.0
Fixed	178	27,073,490.45	15.79	7.156	0.00	0.00	2.10	2.4
Fixed - 5 Yr IO	36	6,992,134.00	4.08	6.965	0.00	0.00	0.00	0.0
Total:	**1,132**	**171,433,711.25**	**100.00**	**7.622**	**80.13**	**0.21**	**10.45**	**9.0**

Top

2. Original IO Term

Original IO Term	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
0	1,006	147,258,208.25	85.90	7.729	81.61	0.24	12.16	10.56	15.69	15.13
60	126	24,175,503.00	14.10	6.972	71.08	0.00	0.00	0.00	0.00	0.00
Total:	**1,132**	**171,433,711.25**	**100.00**	**7.622**	**80.13**	**0.21**	**10.45**	**9.07**	**13.48**	**13.00**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Non-Owner	26	3,138,322.67	1.83	8.385	74.32	0.00	4.54	0.00	15.80
Owner Occ	1,096	166,961,787.87	97.39	7.610	80.40	0.21	10.64	9.19	13.50
Second Home	10	1,333,600.71	0.78	7.361	59.89	0.00	0.00	15.18	4.50
Total:	**1,132**	**171,433,711.25**	**100.00**	**7.622**	**80.13**	**0.21**	**10.45**	**9.07**	**13.48**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	778	116,348,565.76	67.87	7.500	76.14	0.23	10.22	8.31	12.55
Limited Doc	276	43,423,942.47	25.33	7.715	86.91	0.00	12.52	10.38	13.42
Stated Doc	78	11,661,203.02	6.80	8.488	94.69	0.78	5.00	11.72	22.95
Total:	**1,132**	**171,433,711.25**	**100.00**	**7.622**	**80.13**	**0.21**	**10.45**	**9.07**	**13.48**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
<= 29.99	183	25,645,018.29	14.96	7.507	82.93	0.00	10.60	7.76	10.06	1
30.00 - 34.99	121	17,573,052.20	10.25	7.406	67.17	0.00	9.30	5.05	11.77	
35.00 - 39.99	144	20,876,382.19	12.18	7.678	80.87	0.00	9.10	11.41	17.36	1
40.00 - 44.99	203	30,060,456.11	17.53	7.735	77.82	0.30	8.42	8.29	15.68	1
45.00 - 49.99	328	54,024,817.33	31.51	7.553	82.86	0.50	9.08	6.67	14.43	1
50.00 - 54.99	138	21,369,500.38	12.47	7.799	82.64	0.00	15.64	17.51	10.21	
55.00 - 59.99	15	1,884,484.75	1.10	8.746	84.78	0.00	46.76	23.56	7.21	1
Total:	**1,132**	**171,433,711.25**	**100.00**	**7.622**	**80.13**	**0.21**	**10.45**	**9.07**	**13.48**	**1**

Wtd Avg DTI: 40.41

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
N	1,113	167,315,958.30	97.60	7.634	79.64	0.21	10.70	9.29	13.81	13.32
Y	19	4,117,752.95	2.40	7.128	100.00	0.00	0.00	0.00	0.00	0.00
Total:	**1,132**	**171,433,711.25**	**100.00**	**7.622**	**80.13**	**0.21**	**10.45**	**9.07**	**13.48**	**13.00**

WA Avg CLTV: 77.61

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
2A	138	21,083,272.46	12.30	7.572	94.81	0.00	0.00	0.00	0.47	57.32
3A	98	15,365,155.32	8.96	7.329	88.77	0.00	0.00	0.00	0.00	3.93
4A	115	18,537,220.45	10.81	7.128	72.75	0.00	0.00	0.00	0.00	0.00
5A	105	16,150,309.99	9.42	6.966	47.42	0.00	0.00	0.00	0.00	0.00
6A	96	17,213,996.80	10.04	6.751	55.63	0.00	0.00	0.00	0.00	0.00
7A	24	4,321,900.66	2.52	6.650	33.93	0.00	0.00	0.00	0.00	0.00
8A	32	6,033,078.88	3.52	6.322	19.86	0.00	0.00	0.00	0.00	0.00
A	190	28,400,995.06	16.57	8.034	96.81	0.00	0.00	4.73	67.45	21.54
B	160	21,640,951.84	12.62	8.464	95.71	0.00	18.49	51.77	7.31	9.31
C	149	19,953,980.11	11.64	8.565	97.68	1.80	58.67	12.85	10.84	7.35
D	25	2,732,849.68	1.59	8.956	97.12	0.00	80.55	15.83	3.62	0.00
Total:	**1,132**	**171,433,711.25**	**100.00**	**7.622**	**80.13**	**0.21**	**10.45**	**9.07**	**13.48**	**13.00**

Top

8. Manufactured Housing

Manufactured Housing	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)
Manufactured Housing	50	3,940,717.88	100.00	8.172	44.54	0.00	6.61	5.10
Total:	**50**	**3,940,717.88**	**100.00**	**8.172**	**44.54**	**0.00**	**6.61**	**5.10**

Top

9. LIEN

LIEN	No of Mortgage	Principal Balance	% of Principal	WAC	% ARM	FICO (<=500)	FICO (501	FICO (526	FICO (551

	Loans		Balance				525)	550)	575)	600
First Lien	1,132	171,433,711.25	100.00	7.622	80.13	0.21	10.45	9.07	13.48	13.0
Total:	**1,132**	**171,433,711.25**	**100.00**	**7.622**	**80.13**	**0.21**	**10.45**	**9.07**	**13.48**	**13.0**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Georgia
158 records

Selection Criteria: Georgia
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)
2Yr/6 Mo Libor	90	10,666,992.07	48.17	9.156	100.00	0.00	6.77	13.53
2Yr/6 Mo Libor 5 Yr IO	22	4,870,220.00	21.99	7.730	100.00	0.00	0.00	0.00
3Yr/6 Mo Libor	6	835,270.22	3.77	8.997	100.00	0.00	0.00	0.00
3Yr/6 Mo Libor 5 Yr IO	7	896,253.00	4.05	6.836	100.00	0.00	0.00	0.00
Fixed	24	3,431,646.99	15.50	7.728	0.00	0.00	1.75	1.79
Fixed - 5 Yr IO	9	1,444,520.00	6.52	8.024	0.00	0.00	0.00	0.00
Total:	**158**	**22,144,902.28**	**100.00**	**8.447**	**77.98**	**0.00**	**3.53**	**6.79**

Top

2. Original IO Term

Original	No of		% of				FICO	FICO	FICO	FICO

IO Term	Mortgage Loans	Principal Balance	Principal Balance	WAC	% ARM	FICO (<=500)	(501 525)	(526 550)	(551 575)	(576 600)
0	120	14,933,909.28	67.44	8.819	77.02	0.00	5.24	10.07	15.94	18.69
60	38	7,210,993.00	32.56	7.678	79.97	0.00	0.00	0.00	0.00	0.00
Total:	**158**	**22,144,902.28**	**100.00**	**8.447**	**77.98**	**0.00**	**3.53**	**6.79**	**10.75**	**12.61**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
Non-Owner	7	748,209.04	3.38	8.652	80.57	0.00	8.04	0.00	0.00	
Owner Occ	148	21,203,207.33	95.75	8.424	77.98	0.00	3.12	6.80	11.22	1
Second Home	3	193,485.91	0.87	10.176	68.25	0.00	31.01	31.75	0.00	
Total:	**158**	**22,144,902.28**	**100.00**	**8.447**	**77.98**	**0.00**	**3.53**	**6.79**	**10.75**	**1**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	110	15,814,677.94	71.41	8.382	77.56	0.00	3.93	5.68	9.60
Limited Doc	37	5,190,026.58	23.44	8.400	74.42	0.00	1.67	10.53	13.01
Stated Doc	11	1,140,197.76	5.15	9.562	100.00	0.00	6.58	5.26	16.29
Total:	**158**	**22,144,902.28**	**100.00**	**8.447**	**77.98**	**0.00**	**3.53**	**6.79**	**10.75**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
<= 29.99	27	2,719,753.67	12.28	8.547	75.36	0.00	2.21	5.86	14.22	
30.00 - 34.99	12	1,775,147.87	8.02	8.029	70.62	0.00	3.38	0.00	9.63	1
35.00 - 39.99	17	2,546,683.27	11.50	8.742	94.28	0.00	3.09	15.67	15.23	[illegible]
40.00 - 44.99	28	3,956,255.16	17.87	8.290	79.61	0.00	6.33	8.98	4.20	1
45.00 - 49.99	50	7,204,112.47	32.53	8.232	77.49	0.00	1.20	0.85	13.85	
50.00 - 54.99	20	3,446,465.87	15.56	8.745	67.78	0.00	2.18	5.92	7.85	1
55.00 - 59.99	4	496,483.97	2.24	10.195	100.00	0.00	34.57	65.43	0.00	
Total:	**158**	**22,144,902.28**	**100.00**	**8.447**	**77.98**	**0.00**	**3.53**	**6.79**	**10.75**	1

Wtd Avg DTI: 41.53

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
N	157	21,986,628.33	99.29	8.456	77.82	0.00	3.56	6.84	10.82	12.70
Y	1	158,273.95	0.71	7.150	100.00	0.00	0.00	0.00	0.00	0.00
Total:	**158**	**22,144,902.28**	**100.00**	**8.447**	**77.98**	**0.00**	**3.53**	**6.79**	**10.75**	**12.61**

WA Avg CLTV: 83.17

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)	]
2A	19	2,750,226.74	12.42	8.635	94.88	0.00	0.00	0.00	0.00	78.05	
3A	13	1,639,003.05	7.40	8.497	77.22	0.00	0.00	0.00	0.00	0.00	1
4A	20	3,613,184.58	16.32	8.205	87.59	0.00	0.00	0.00	0.00	0.00	1
5A	23	3,963,173.68	17.90	7.644	57.28	0.00	0.00	0.00	0.00	0.00	1
6A	12	1,882,052.14	8.50	6.803	74.97	0.00	0.00	0.00	0.00	0.00	1
7A	3	489,168.85	2.21	8.389	29.11	0.00	0.00	0.00	0.00	0.00	1
8A	11	1,535,427.55	6.93	6.779	33.33	0.00	0.00	0.00	0.00	0.00	1
A	26	2,877,552.78	12.99	9.583	91.06	0.00	0.00	0.00	69.59	15.94	
B	16	1,859,394.16	8.40	10.136	96.70	0.00	13.89	76.22	9.89	0.00	
C	15	1,535,718.75	6.93	10.229	96.08	0.00	34.15	5.66	12.60	12.12	
Total:	**158**	**22,144,902.28**	**100.00**	**8.447**	**77.98**	**0.00**	**3.53**	**6.79**	**10.75**	**12.61**	

Top

8. Manufactured Housing

Manufactured Housing	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FIC (5 57
Manufactured Housing	12	881,117.60	100.00	9.579	93.17	0.00	0.00	9.87	42.
Total:	**12**	**881,117.60**	**100.00**	**9.579**	**93.17**	**0.00**	**0.00**	**9.87**	**42.**

Top

9. LIEN

LIEN	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)

First Lien	158	22,144,902.28	100.00	8.447	77.98	0.00	3.53	6.79	10.75	12.61
Total:	**158**	**22,144,902.28**	**100.00**	**8.447**	**77.98**	**0.00**	**3.53**	**6.79**	**10.75**	**12.61**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Illinois
358 records

Selection Criteria: Illinois
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)
2Yr/6 Mo Libor	275	41,269,590.48	71.48	9.274	100.00	0.99	10.43	17.65
2Yr/6 Mo Libor 5 Yr IO	24	5,173,736.00	8.96	7.544	100.00	0.00	0.00	0.00
3Yr/6 Mo Libor	17	2,758,352.38	4.78	8.438	100.00	0.00	8.45	10.78
3Yr/6 Mo Libor 5 Yr IO	5	1,384,800.00	2.40	7.140	100.00	0.00	0.00	0.00
5Yr/6 Mo Libor	3	767,232.89	1.33	5.942	100.00	0.00	0.00	0.00
5Yr/6 Mo Libor 5 Yr IO	1	166,300.00	0.29	6.250	100.00	0.00	0.00	0.00
Fixed	28	4,978,671.97	8.62	7.830	0.00	0.00	1.88	10.80
Fixed - 5 Yr IO	5	1,233,500.00	2.14	7.254	0.00	0.00	0.00	0.00
Total:	**358**	**57,732,183.72**	**100.00**	**8.807**	**89.24**	**0.71**	**8.02**	**14.06**

Top

2. Original IO Term

Original IO Term	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
0	323	49,773,847.72	86.22	9.031	90.00	0.82	9.30	16.31	15.74	13.51
60	35	7,958,336.00	13.78	7.401	84.50	0.00	0.00	0.00	0.00	0.00
Total:	**358**	**57,732,183.72**	**100.00**	**8.807**	**89.24**	**0.71**	**8.02**	**14.06**	**13.57**	**11.65**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
Non-Owner	7	724,787.13	1.26	9.257	53.00	0.00	16.83	0.00	0.00	2
Owner Occ	350	56,889,584.98	98.54	8.804	89.68	0.72	7.93	14.27	13.77	1
Second Home	1	117,811.61	0.20	7.450	100.00	0.00	0.00	0.00	0.00	
Total:	**358**	**57,732,183.72**	**100.00**	**8.807**	**89.24**	**0.71**	**8.02**	**14.06**	**13.57**	**1**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	260	41,749,874.33	72.32	8.599	86.73	0.76	7.81	11.94	13.33
Limited Doc	57	9,220,799.92	15.97	9.197	94.17	0.00	9.08	21.47	16.96
Stated Doc	41	6,761,509.47	11.71	9.558	97.99	1.35	7.90	17.07	10.41
Total:	**358**	**57,732,183.72**	**100.00**	**8.807**	**89.24**	**0.71**	**8.02**	**14.06**	**13.57**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FI
<= 29.99	50	7,244,758.83	12.55	8.836	81.71	0.83	4.27	16.82	18.00	
30.00 - 34.99	42	6,239,420.73	10.81	8.658	85.95	0.00	3.04	15.53	14.28	1
35.00 - 39.99	50	7,570,062.91	13.11	8.551	92.78	0.00	5.85	15.29	11.52	1
40.00 - 44.99	58	9,267,103.10	16.05	8.976	79.70	0.98	8.94	16.54	9.23	
45.00 - 49.99	88	16,049,460.99	27.80	8.702	93.76	0.82	6.32	6.11	16.24	1
50.00 - 54.99	56	9,400,238.76	16.28	8.818	94.82	1.36	10.55	19.93	9.84	
55.00 - 59.99	14	1,961,138.40	3.40	10.165	95.22	0.00	43.55	19.71	19.38	1
Total:	**358**	**57,732,183.72**	**100.00**	**8.807**	**89.24**	**0.71**	**8.02**	**14.06**	**13.57**	**1**

Wtd Avg DTI: 41.34

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)	F
N	354	56,750,032.40	98.30	8.806	89.67	0.72	7.99	14.31	13.80	11.85	
Y	4	982,151.32	1.70	8.834	64.26	0.00	9.54	0.00	0.00	0.00	
Total:	**358**	**57,732,183.72**	**100.00**	**8.807**	**89.24**	**0.71**	**8.02**	**14.06**	**13.57**	**11.65**	

WA Avg CLTV: 79.63

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
2A	39	6,521,363.44	11.30	8.956	100.00	0.00	0.00	0.00	0.00	52.16
3A	34	5,491,798.67	9.51	8.579	89.10	0.00	0.00	0.00	0.00	2.59
4A	30	5,274,024.74	9.14	8.010	89.85	0.00	0.00	0.00	0.00	0.00
5A	30	4,569,165.47	7.91	7.809	77.19	0.00	0.00	0.00	0.00	0.00
6A	21	4,456,396.86	7.72	7.263	64.78	0.00	0.00	0.00	0.00	0.00
7A	10	2,002,002.43	3.47	7.167	78.15	0.00	0.00	0.00	0.00	0.00
8A	18	3,537,941.95	6.13	6.421	67.21	0.00	0.00	0.00	0.00	0.00
A	52	8,611,376.60	14.92	9.305	96.90	0.00	0.00	3.21	68.78	18.00
B	73	10,995,804.79	19.05	10.130	97.66	0.00	16.23	54.81	10.70	13.11
C	42	5,470,619.21	9.48	10.213	93.69	6.39	39.58	32.08	13.43	3.45
D	9	801,689.56	1.39	10.182	100.00	7.48	84.98	7.54	0.00	0.00
Total:	**358**	**57,732,183.72**	**100.00**	**8.807**	**89.24**	**0.71**	**8.02**	**14.06**	**13.57**	**11.65**

Top

8. Manufactured Housing

Manufactured Housing	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FIC (5: 57:
Manufactured Housing	1	59,970.48	100.00	9.500	100.00	0.00	0.00	0.00	0.(
Total:	**1**	**59,970.48**	**100.00**	**9.500**	**100.00**	**0.00**	**0.00**	**0.00**	**0.(**

Top

9. LIEN

LIEN	No of Mortgage	Principal Balance	% of Principal	WAC	% ARM	FICO (<=500)	FICO (501	FICO (526	FICO (551	FICO (576

	Loans		Balance				525)	550)	575)	600)
First Lien	358	57,732,183.72	100.00	8.807	89.24	0.71	8.02	14.06	13.57	11.65
Total:	**358**	**57,732,183.72**	**100.00**	**8.807**	**89.24**	**0.71**	**8.02**	**14.06**	**13.57**	**11.65**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Massachusetts
273 records

Selection Criteria: Massachusetts
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)
2Yr/6 Mo Libor	96	22,644,210.26	31.22	6.724	100.00	0.00	0.00	1.62
2Yr/6 Mo Libor 5 Yr IO	13	5,568,380.00	7.68	6.134	100.00	0.00	0.00	0.00
3Yr/6 Mo Libor	55	13,588,167.00	18.73	6.562	100.00	0.00	0.00	0.00
3Yr/6 Mo Libor 5 Yr IO	38	12,479,673.00	17.20	6.070	100.00	0.00	0.00	0.00
Fixed	40	9,395,374.35	12.95	6.559	0.00	0.00	0.00	0.00
Fixed - 5 Yr IO	31	8,861,439.00	12.22	6.241	0.00	0.00	0.00	0.00
Total:	**273**	**72,537,243.61**	**100.00**	**6.455**	**74.83**	**0.00**	**0.00**	**0.51**

Top

2. Original IO Term

Original	No of		% of				FICO	FICO	FICO	FICO

IO Term	Mortgage Loans	Principal Balance	Principal Balance	WAC	% ARM	FICO (<=500)	(501 525)	(526 550)	(551 575)	(576 600)
0	191	45,627,751.61	62.90	6.642	79.41	0.00	0.00	0.81	27.03	20.22
60	82	26,909,492.00	37.10	6.139	67.07	0.00	0.00	0.00	0.00	0.00
Total:	**273**	**72,537,243.61**	**100.00**	**6.455**	**74.83**	**0.00**	**0.00**	**0.51**	**17.01**	**12.72**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
Non-Owner	3	294,876.16	0.41	9.160	100.00	0.00	0.00	0.00	0.00	3
Owner Occ	267	71,031,276.16	97.92	6.448	75.12	0.00	0.00	0.52	17.37	1
Second Home	3	1,211,091.29	1.67	6.250	51.85	0.00	0.00	0.00	0.00	
Total:	**273**	**72,537,243.61**	**100.00**	**6.455**	**74.83**	**0.00**	**0.00**	**0.51**	**17.01**	**1**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	202	55,132,064.24	76.01	6.444	71.59	0.00	0.00	0.36	16.86
Limited Doc	28	8,010,293.71	11.04	6.432	83.99	0.00	0.00	0.00	13.23
Stated Doc	43	9,394,885.66	12.95	6.544	86.03	0.00	0.00	1.79	21.09
Total:	**273**	**72,537,243.61**	**100.00**	**6.455**	**74.83**	**0.00**	**0.00**	**0.51**	**17.01**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
<= 29.99	38	8,406,905.06	11.59	6.493	76.80	0.00	0.00	0.00	23.12	1
30.00 - 34.99	30	7,638,041.91	10.53	6.541	83.40	0.00	0.00	0.00	36.83	
35.00 - 39.99	35	8,677,758.40	11.96	6.503	64.87	0.00	0.00	0.00	16.87	1
40.00 - 44.99	54	15,005,101.88	20.69	6.479	66.55	0.00	0.00	1.33	12.05	1
45.00 - 49.99	86	24,456,689.18	33.72	6.371	77.64	0.00	0.00	0.00	13.76	
50.00 - 54.99	29	8,184,832.47	11.28	6.437	81.64	0.00	0.00	0.00	11.51	2
55.00 - 59.99	1	167,914.71	0.23	9.350	100.00	0.00	0.00	100.00	0.00	
Total:	**273**	**72,537,243.61**	**100.00**	**6.455**	**74.83**	**0.00**	**0.00**	**0.51**	**17.01**	**1**

Wtd Avg DTI: 40.82

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
N	265	70,497,580.87	97.19	6.451	74.10	0.00	0.00	0.52	17.50	13.09
Y	8	2,039,662.74	2.81	6.587	100.00	0.00	0.00	0.00	0.00	0.00
Total:	**273**	**72,537,243.61**	**100.00**	**6.455**	**74.83**	**0.00**	**0.00**	**0.51**	**17.01**	**12.72**

WA Avg CLTV: 82.17

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
2A	33	6,616,373.18	9.12	6.716	100.00	0.00	0.00	0.00	0.00	64.16
3A	22	6,304,925.64	8.69	6.628	78.05	0.00	0.00	0.00	0.00	14.07
4A	39	10,731,460.22	14.79	6.415	77.84	0.00	0.00	0.00	0.00	0.00
5A	46	12,469,588.79	17.19	6.259	72.08	0.00	0.00	0.00	0.00	0.00
6A	28	9,564,422.41	13.19	6.178	48.86	0.00	0.00	0.00	0.00	0.00
7A	11	2,761,001.40	3.81	6.176	17.13	0.00	0.00	0.00	0.00	0.00
8A	20	6,166,229.76	8.50	5.944	40.67	0.00	0.00	0.00	0.00	0.00
A	70	17,394,517.33	23.98	6.750	98.99	0.00	0.00	0.00	70.45	23.09
B	2	367,788.47	0.51	8.779	100.00	0.00	0.00	100.00	0.00	0.00
C	2	160,936.41	0.22	10.548	100.00	0.00	0.00	0.00	50.31	49.69
Total:	**273**	**72,537,243.61**	**100.00**	**6.455**	**74.83**	**0.00**	**0.00**	**0.51**	**17.01**	**12.72**

Top

8. Manufactured Housing

Top

9. LIEN

LIEN	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
First Lien	273	72,537,243.61	100.00	6.455	74.83	0.00	0.00	0.51	17.01	12.72
Total:	**273**	**72,537,243.61**	**100.00**	**6.455**	**74.83**	**0.00**	**0.00**	**0.51**	**17.01**	**12.72**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Maryland
452 records

Selection Criteria: Maryland
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)
2Yr/6 Mo Libor	349	61,991,644.13	72.63	7.920	100.00	1.13	11.39	14.40
2Yr/6 Mo Libor 5 Yr IO	55	13,575,233.68	15.90	7.032	100.00	0.00	0.00	0.00
3Yr/6 Mo Libor	4	783,257.95	0.92	6.418	100.00	0.00	0.00	0.00
3Yr/6 Mo Libor 5 Yr IO	3	1,184,500.00	1.39	7.299	100.00	0.00	0.00	0.00
5Yr/6 Mo Libor 5 Yr IO	1	166,000.00	0.19	6.125	100.00	0.00	0.00	0.00
Fixed	33	6,062,851.97	7.10	7.200	0.00	0.00	2.09	1.71
Fixed - 5 Yr IO	7	1,593,536.00	1.87	7.326	0.00	0.00	0.00	0.00
Total:	**452**	**85,357,023.73**	**100.00**	**7.690**	**91.03**	**0.82**	**8.42**	**10.58**

Top

2. Original IO Term

Original IO Term	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
0	386	68,837,754.05	80.65	7.839	91.19	1.02	10.45	13.12	18.00	16.23
60	66	16,519,269.68	19.35	7.070	90.35	0.00	0.00	0.00	0.00	0.00
Total:	**452**	**85,357,023.73**	**100.00**	**7.690**	**91.03**	**0.82**	**8.42**	**10.58**	**14.51**	**13.09**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
Non-Owner	5	538,278.06	0.63	7.306	100.00	0.00	0.00	0.00	0.00	
Owner Occ	445	84,540,810.85	99.04	7.690	90.94	0.83	8.51	10.68	14.65	1
Second Home	2	277,934.82	0.33	8.677	100.00	0.00	0.00	0.00	0.00	
Total:	**452**	**85,357,023.73**	**100.00**	**7.690**	**91.03**	**0.82**	**8.42**	**10.58**	**14.51**	**1**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	401	76,621,192.01	89.77	7.615	90.53	0.63	8.79	9.73	13.20
Limited Doc	30	5,012,595.89	5.87	8.345	96.21	4.31	2.85	27.83	25.16
Stated Doc	21	3,723,235.83	4.36	8.372	94.28	0.00	8.44	4.83	27.13
Total:	**452**	**85,357,023.73**	**100.00**	**7.690**	**91.03**	**0.82**	**8.42**	**10.58**	**14.51**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FI
<= 29.99	63	10,124,829.82	11.86	7.688	96.32	0.00	9.49	11.41	6.92	
30.00 - 34.99	52	10,544,988.51	12.35	7.149	83.17	0.00	9.63	7.69	10.43	1
35.00 - 39.99	73	13,315,565.90	15.60	7.591	86.52	0.00	6.98	9.24	13.79	1
40.00 - 44.99	72	13,488,972.29	15.80	7.772	93.64	0.96	4.21	7.20	28.71	1
45.00 - 49.99	131	25,669,459.14	30.07	7.652	93.18	0.84	6.91	6.81	12.19	1.
50.00 - 54.99	55	10,979,279.23	12.86	8.170	89.93	3.23	15.74	20.86	15.93	
55.00 - 59.99	6	1,233,928.84	1.45	9.066	100.00	0.00	17.41	66.91	0.00	
Total:	**452**	**85,357,023.73**	**100.00**	**7.690**	**91.03**	**0.82**	**8.42**	**10.58**	**14.51**	**1**

Wtd Avg DTI: 40.78

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
N	449	84,583,510.40	99.09	7.696	90.95	0.83	8.50	10.68	14.44	13.21
Y	3	773,513.33	0.91	7.036	100.00	0.00	0.00	0.00	22.12	0.00
Total:	**452**	**85,357,023.73**	**100.00**	**7.690**	**91.03**	**0.82**	**8.42**	**10.58**	**14.51**	**13.09**

WA Avg CLTV: 78.90

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
2A	53	10,070,149.54	11.80	7.387	99.38	0.00	0.00	0.00	0.00	58.35
3A	29	5,534,111.47	6.48	7.296	91.24	0.00	0.00	0.00	0.00	9.37
4A	57	12,225,581.01	14.32	7.198	90.24	0.00	0.00	0.00	0.00	0.00
5A	50	9,707,494.45	11.37	6.952	77.63	0.00	0.00	0.00	0.00	0.00
6A	28	5,478,590.51	6.42	6.498	77.94	0.00	0.00	0.00	0.00	0.00
7A	12	3,423,359.98	4.01	6.827	94.61	0.00	0.00	0.00	0.00	0.00
8A	13	2,693,795.50	3.16	6.474	33.57	0.00	0.00	0.00	0.00	0.00
A	77	13,475,040.24	15.79	8.120	97.54	0.00	0.00	0.74	70.87	24.37
B	61	11,293,598.80	13.23	8.768	99.08	0.00	19.16	60.21	8.70	4.48
C	65	10,561,985.66	12.37	8.810	98.80	6.63	44.52	14.79	17.57	9.34
D	7	893,316.57	1.05	9.272	100.00	0.00	36.25	63.75	0.00	0.00
Total:	**452**	**85,357,023.73**	**100.00**	**7.690**	**91.03**	**0.82**	**8.42**	**10.58**	**14.51**	**13.09**

Top

8. Manufactured Housing

Top

9. LIEN

LIEN	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
First Lien	452	85,357,023.73	100.00	7.690	91.03	0.82	8.42	10.58	14.51	13.09
Total:	**452**	**85,357,023.73**	**100.00**	**7.690**	**91.03**	**0.82**	**8.42**	**10.58**	**14.51**	**13.09**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
New Jersey
514 records

Selection Criteria: New Jersey
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FIC((52 55(
2Yr/6 Mo Libor	394	82,457,752.72	74.43	8.487	100.00	0.41	9.61	15.7
2Yr/6 Mo Libor 5 Yr IO	56	15,103,847.00	13.63	7.416	100.00	0.00	0.00	0.0
3Yr/6 Mo Libor	6	1,678,319.46	1.51	7.483	100.00	0.00	0.00	3.8
3Yr/6 Mo Libor 5 Yr IO	3	588,550.00	0.53	7.115	100.00	0.00	0.00	0.0
5Yr/6 Mo Libor	2	588,178.96	0.53	6.143	100.00	0.00	0.00	0.0
Fixed	47	8,765,352.34	7.91	7.174	0.00	0.00	2.98	2.8
Fixed - 5 Yr IO	6	1,607,395.00	1.45	6.880	0.00	0.00	0.00	0.0
Total:	**514**	**110,789,395.48**	**100.00**	**8.179**	**90.64**	**0.31**	**7.39**	**12.0**

Top

2. Original IO Term

Original IO Term	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
0	449	93,489,603.48	84.38	8.331	90.62	0.37	8.76	14.24	16.80	13.10
60	65	17,299,792.00	15.62	7.356	90.71	0.00	0.00	0.00	0.00	0.00
Total:	**514**	**110,789,395.48**	**100.00**	**8.179**	**90.64**	**0.31**	**7.39**	**12.01**	**14.17**	**11.06**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Non-Owner	18	3,171,150.60	2.86	8.524	79.83	0.00	0.00	19.26	2.21
Owner Occ	494	107,312,268.60	96.86	8.161	90.93	0.32	7.57	11.83	14.57
Second Home	2	305,976.28	0.28	10.829	100.00	0.00	20.58	0.00	0.00
Total:	**514**	**110,789,395.48**	**100.00**	**8.179**	**90.64**	**0.31**	**7.39**	**12.01**	**14.17**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	361	78,501,283.37	70.86	7.977	88.10	0.20	7.84	12.83	15.27
Limited Doc	62	13,484,419.24	12.17	7.942	97.46	0.00	8.22	9.31	14.49
Stated Doc	91	18,803,692.87	16.97	9.190	96.35	1.00	4.94	10.54	9.38
Total:	**514**	**110,789,395.48**	**100.00**	**8.179**	**90.64**	**0.31**	**7.39**	**12.01**	**14.17**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
<= 29.99	81	16,222,247.19	14.64	7.803	86.40	0.00	8.80	13.34	15.25
30.00 - 34.99	66	13,019,110.75	11.75	7.940	89.47	0.00	6.37	9.77	14.70
35.00 - 39.99	67	14,362,142.54	12.96	7.992	90.97	2.38	7.85	10.28	5.20
40.00 - 44.99	87	17,361,889.42	15.67	8.078	88.89	0.00	4.50	6.79	11.42
45.00 - 49.99	132	32,052,348.01	28.93	8.082	90.82	0.00	3.29	7.82	17.90
50.00 - 54.99	64	13,839,618.01	12.49	8.965	95.47	0.00	15.52	22.10	14.52
55.00 - 59.99	17	3,932,039.56	3.55	9.669	100.00	0.00	20.87	41.98	21.28
Total:	**514**	**110,789,395.48**	**100.00**	**8.179**	**90.64**	**0.31**	**7.39**	**12.01**	**14.17**

Wtd Avg DTI: 40.47

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
N	506	108,989,412.09	98.38	8.199	90.77	0.31	7.51	12.09	14.41	11.24
Y	8	1,799,983.39	1.62	6.951	82.44	0.00	0.00	7.27	0.00	0.00
Total:	**514**	**110,789,395.48**	**100.00**	**8.179**	**90.64**	**0.31**	**7.39**	**12.01**	**14.17**	**11.06**

WA Avg CLTV: 76.01

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
2A	61	13,896,903.11	12.54	8.027	98.38	0.00	0.00	0.00	0.00	55.56
3A	42	9,428,991.76	8.51	7.884	96.11	0.00	0.00	0.00	0.00	1.62
4A	45	10,389,882.75	9.38	7.550	96.12	0.00	0.00	0.00	0.00	0.00
5A	64	14,874,377.24	13.43	7.323	74.97	0.00	0.00	0.00	0.00	0.00
6A	42	9,329,509.87	8.42	7.125	73.14	0.00	0.00	0.00	0.00	0.00
7A	11	2,374,899.29	2.14	7.281	82.33	0.00	0.00	0.00	0.00	0.00
8A	22	5,317,418.64	4.80	7.010	61.94	0.00	0.00	0.00	0.00	0.00
A	88	17,860,836.43	16.12	8.434	98.89	0.00	0.00	6.20	68.90	19.61
B	73	13,619,447.73	12.29	9.370	98.18	0.00	18.12	57.92	8.08	6.43
C	50	10,543,753.38	9.52	9.725	98.85	3.24	37.00	31.78	18.25	0.00
D	16	3,153,375.28	2.85	9.841	95.56	0.00	57.68	30.53	11.79	0.00
Total:	**514**	**110,789,395.48**	**100.00**	**8.179**	**90.64**	**0.31**	**7.39**	**12.01**	**14.17**	**11.06**

Top

8. Manufactured Housing

Top

9. LIEN

LIEN	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FIC((57 600
First Lien	514	110,789,395.48	100.00	8.179	90.64	0.31	7.39	12.01	14.17	11.0
Total:	**514**	**110,789,395.48**	**100.00**	**8.179**	**90.64**	**0.31**	**7.39**	**12.01**	**14.17**	**11.0**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Nevada
98 records

Selection Criteria: Nevada
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)
2Yr/6 Mo Libor	55	10,626,987.39	53.09	7.507	100.00	0.00	11.69	4.42
2Yr/6 Mo Libor 5 Yr IO	13	3,364,991.00	16.81	6.985	100.00	0.00	0.00	0.00
3Yr/6 Mo Libor	13	2,317,583.24	11.58	7.956	100.00	0.00	7.25	19.40
3Yr/6 Mo Libor 5 Yr IO	2	378,080.00	1.89	6.544	100.00	0.00	0.00	0.00
Fixed	10	2,102,952.21	10.51	7.265	0.00	0.00	2.97	0.00
Fixed - 5 Yr IO	5	1,227,730.00	6.13	6.232	0.00	0.00	0.00	0.00
Total:	**98**	**20,018,323.84**	**100.00**	**7.350**	**83.36**	**0.00**	**7.36**	**4.59**

Top

2. Original IO Term

Original	No of		% of				FICO	FICO	FICO	FICO

IO Term	Mortgage Loans	Principal Balance	Principal Balance	WAC	% ARM	FICO (<=500)	(501 525)	(526 550)	(551 575)	(576 600)
0	78	15,047,522.84	75.17	7.542	86.02	0.00	9.79	6.11	20.75	12.68
60	20	4,970,801.00	24.83	6.765	75.30	0.00	0.00	0.00	0.00	0.00
Total:	**98**	**20,018,323.84**	**100.00**	**7.350**	**83.36**	**0.00**	**7.36**	**4.59**	**15.60**	**9.53**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FI((5 6(
Non-Owner	5	1,073,617.42	5.36	8.557	100.00	0.00	0.00	0.00	0.00	0.
Owner Occ	93	18,944,706.42	94.64	7.281	82.42	0.00	7.77	4.85	16.48	10.
Total:	**98**	**20,018,323.84**	**100.00**	**7.350**	**83.36**	**0.00**	**7.36**	**4.59**	**15.60**	**9.**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	68	13,746,366.96	68.67	7.230	85.15	0.00	10.72	6.69	14.48
Limited Doc	19	4,030,696.05	20.14	7.430	70.87	0.00	0.00	0.00	25.66
Stated Doc	11	2,241,260.83	11.20	7.936	94.83	0.00	0.00	0.00	4.35
Total:	**98**	**20,018,323.84**	**100.00**	**7.350**	**83.36**	**0.00**	**7.36**	**4.59**	**15.60**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FI
<= 29.99	19	3,818,539.66	19.08	7.543	74.72	0.00	11.44	0.00	17.52	1
30.00 - 34.99	15	3,122,072.11	15.60	7.090	82.24	0.00	8.39	15.04	20.67	
35.00 - 39.99	11	2,141,039.74	10.70	7.339	70.81	0.00	0.00	0.00	12.36	
40.00 - 44.99	15	2,427,250.70	12.13	7.122	89.74	0.00	9.23	0.00	11.64	1
45.00 - 49.99	27	6,403,701.18	31.99	7.378	88.73	0.00	2.81	7.02	13.88	
50.00 - 54.99	8	1,528,215.07	7.63	7.438	85.91	0.00	12.89	0.00	24.36	
55.00 - 59.99	3	577,505.38	2.88	7.920	100.00	0.00	29.94	0.00	0.00	2
Total:	**98**	**20,018,323.84**	**100.00**	**7.350**	**83.36**	**0.00**	**7.36**	**4.59**	**15.60**	

Wtd Avg DTI: 38.51

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)	
N	96	19,603,699.73	97.93	7.368	83.82	0.00	7.51	4.69	15.93	9.73	
Y	2	414,624.11	2.07	6.454	61.54	0.00	0.00	0.00	0.00	0.00	1
Total:	**98**	**20,018,323.84**	**100.00**	**7.350**	**83.36**	**0.00**	**7.36**	**4.59**	**15.60**	**9.53**	

WA Avg CLTV: 76.41

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)

2A	12	2,536,048.20	12.67	7.426	74.00	0.00	0.00	0.00	0.00	27.81
3A	7	1,657,693.13	8.28	6.772	100.00	0.00	0.00	0.00	0.00	0.00
4A	11	2,799,827.06	13.99	6.955	91.52	0.00	0.00	0.00	0.00	0.00
5A	8	1,714,510.20	8.56	7.621	83.17	0.00	0.00	0.00	0.00	0.00
6A	7	1,226,269.77	6.13	6.563	89.12	0.00	0.00	0.00	0.00	0.00
7A	6	1,149,012.99	5.74	7.700	57.96	0.00	0.00	0.00	0.00	0.00
8A	4	1,591,346.54	7.95	5.949	15.77	0.00	0.00	0.00	0.00	0.00
A	20	3,457,992.62	17.27	7.544	96.36	0.00	0.00	0.00	77.72	22.28
B	11	1,783,377.36	8.91	8.060	100.00	0.00	22.48	20.45	10.31	17.26
C	10	1,754,446.45	8.76	8.354	96.44	0.00	41.28	31.61	14.31	7.06
D	2	347,799.52	1.74	8.760	100.00	0.00	100.00	0.00	0.00	0.00
Total:	**98**	**20,018,323.84**	**100.00**	**7.350**	**83.36**	**0.00**	**7.36**	**4.59**	**15.60**	**9.53**

Top

8. Manufactured Housing

Manufactured Housing	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FIC (5 57
Manufactured Housing	6	647,243.72	100.00	8.535	72.49	0.00	9.65	22.08	32.
Total:	**6**	**647,243.72**	**100.00**	**8.535**	**72.49**	**0.00**	**9.65**	**22.08**	**32.**

Top

9. LIEN

LIEN	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
First Lien	98	20,018,323.84	100.00	7.350	83.36	0.00	7.36	4.59	15.60	9.53

Total:		98	20,018,323.84	100.00	7.350	83.36	0.00	7.36	4.59	15.60	9.53

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
New York
513 records

Selection Criteria: New York

Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FIC((52 55(
2Yr/6 Mo Libor	338	76,361,943.67	60.76	8.316	100.00	0.00	10.19	13.5
2Yr/6 Mo Libor 5 Yr IO	37	12,524,576.00	9.97	7.384	100.00	0.00	0.00	0.0
3Yr/6 Mo Libor	3	488,999.25	0.39	7.172	100.00	0.00	0.00	0.0
3Yr/6 Mo Libor 5 Yr IO	3	1,092,600.00	0.87	6.033	100.00	0.00	0.00	0.0
5Yr/6 Mo Libor 5 Yr IO	1	157,500.00	0.13	6.125	100.00	0.00	0.00	0.0
Fixed	110	28,164,614.19	22.41	6.667	0.00	0.00	0.00	0.2
Fixed - 5 Yr IO	21	6,882,791.00	5.48	6.631	0.00	0.00	0.00	0.0
Total:	**513**	**125,673,024.11**	**100.00**	**7.734**	**72.11**	**0.00**	**6.19**	**8.2**

Top

2. Original IO Term

Original IO Term	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
0	451	105,015,557.11	83.56	7.868	73.18	0.00	7.41	9.91	15.48	16.36
60	62	20,657,467.00	16.44	7.052	66.68	0.00	0.00	0.00	0.00	0.00
Total:	**513**	**125,673,024.11**	**100.00**	**7.734**	**72.11**	**0.00**	**6.19**	**8.28**	**12.94**	**13.67**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Non-Owner	2	304,776.29	0.24	7.571	75.41	0.00	0.00	0.00	0.00
Owner Occ	507	124,542,437.68	99.10	7.742	72.19	0.00	6.25	8.36	13.05
Second Home	4	825,810.14	0.66	6.536	58.92	0.00	0.00	0.00	0.00
Total:	**513**	**125,673,024.11**	**100.00**	**7.734**	**72.11**	**0.00**	**6.19**	**8.28**	**12.94**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Full Docs	358	87,089,274.08	69.30	7.489	66.07	0.00	5.50	8.01	12.17
Limited Doc	65	15,981,248.83	12.72	7.947	85.19	0.00	5.16	11.64	14.62
Stated Doc	90	22,602,501.20	17.99	8.528	86.14	0.00	9.61	6.99	14.68
Total:	**513**	**125,673,024.11**	**100.00**	**7.734**	**72.11**	**0.00**	**6.19**	**8.28**	**12.94**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	F
<= 29.99	73	16,670,275.72	13.26	7.395	69.76	0.00	5.29	4.07	9.91	1
30.00 - 34.99	44	10,314,118.49	8.21	7.216	54.69	0.00	5.89	2.33	8.61	
35.00 - 39.99	52	12,132,814.17	9.65	7.506	67.80	0.00	2.37	10.29	13.15	1
40.00 - 44.99	87	21,239,162.28	16.90	7.775	73.91	0.00	3.17	10.18	11.18	1
45.00 - 49.99	165	40,833,330.56	32.49	7.754	72.36	0.00	3.75	6.09	14.93	1
50.00 - 54.99	82	22,075,856.94	17.57	8.204	80.99	0.00	15.40	14.25	13.36	1
55.00 - 59.99	10	2,407,465.95	1.92	8.445	83.36	0.00	16.76	18.63	29.10	
Total:	**513**	**125,673,024.11**	**100.00**	**7.734**	**72.11**	**0.00**	**6.19**	**8.28**	**12.94**	**1**

Wtd Avg DTI: 41.71

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
N	509	124,347,851.29	98.95	7.748	71.82	0.00	6.26	8.37	13.07	13.82
Y	4	1,325,172.82	1.05	6.455	100.00	0.00	0.00	0.00	0.00	0.00
Total:	**513**	**125,673,024.11**	**100.00**	**7.734**	**72.11**	**0.00**	**6.19**	**8.28**	**12.94**	**13.67**

WA Avg CLTV: 74.62

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
2A	60	13,141,206.08	10.46	7.827	85.12	0.00	0.00	0.00	0.00	70.75
3A	47	10,877,594.56	8.66	7.670	86.14	0.00	0.00	0.00	0.00	3.04
4A	41	10,820,590.72	8.61	7.245	74.86	0.00	0.00	0.00	0.00	0.00
5A	46	13,770,485.48	10.96	7.135	58.82	0.00	0.00	0.00	0.00	0.00
6A	37	10,419,266.23	8.29	6.414	28.27	0.00	0.00	0.00	0.00	0.00
7A	19	5,659,810.24	4.50	6.782	39.24	0.00	0.00	0.00	0.00	0.00
8A	52	15,532,025.68	12.36	6.442	33.41	0.00	0.00	0.00	0.00	0.00
A	91	21,446,124.33	17.07	8.304	91.25	0.00	0.00	0.92	62.41	27.21
B	60	11,828,540.57	9.41	9.265	99.47	0.00	14.84	61.41	9.17	10.00
C	45	9,493,228.77	7.55	9.571	100.00	0.00	51.12	17.03	16.99	5.65
D	15	2,684,151.45	2.14	9.402	100.00	0.00	43.83	49.66	6.52	0.00
Total:	**513**	**125,673,024.11**	**100.00**	**7.734**	**72.11**	**0.00**	**6.19**	**8.28**	**12.94**	**13.67**

Top

8. Manufactured Housing

Top

9. LIEN

LIEN	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FIC((57 600
First Lien	513	125,673,024.11	100.00	7.734	72.11	0.00	6.19	8.28	12.94	13.6
Total:	**513**	**125,673,024.11**	**100.00**	**7.734**	**72.11**	**0.00**	**6.19**	**8.28**	**12.94**	**13.6**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. Loan Type
2. Original IO Term
3. Occupancy
4. Documentation
5. DTI
6. Silent Second
7. Grade
8. Manufactured Housing
9. LIEN

1. Loan Type

Loan Type	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FI((5 5
2Yr/6 Mo Libor	4,559	761,356,059.18	53.76	8.115	100.00	0.36	10.17	13
2Yr/6 Mo Libor 5 Yr IO	626	161,141,711.68	11.38	6.977	100.00	0.00	0.00	0
3Yr/6 Mo Libor	808	123,858,884.16	8.75	7.587	100.00	0.00	6.99	8
3Yr/6 Mo Libor 5 Yr IO	240	60,461,072.00	4.27	6.583	100.00	0.00	0.00	0
5Yr/6 Mo Libor	12	2,623,993.53	0.19	6.056	100.00	0.00	0.00	0
5Yr/6 Mo Libor 5 Yr IO	15	3,758,693.00	0.27	6.210	100.00	0.00	0.00	0
Fixed	1,438	235,980,621.05	16.66	7.012	0.00	0.03	0.95	1
Fixed - 5 Yr IO	269	67,010,324.25	4.73	6.753	0.00	0.00	0.00	0
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**7.617**	**78.61**	**0.20**	**6.24**	**8**

Top

2. Original IO Term

Original IO Term	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FIC (5 60
0	6,817	1,123,819,557.92	79.36	7.820	79.00	0.25	7.86	10.10	15.94	15.
60	1,150	292,371,800.93	20.64	6.834	77.08	0.00	0.00	0.00	0.00	0.
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**7.617**	**78.61**	**0.20**	**6.24**	**8.01**	**12.65**	**12.**

Top

3. Occupancy

Occupancy	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
Non-Owner	178	23,450,937.30	1.66	8.410	82.28	0.00	2.56	3.83	7.08
Owner Occ	7,729	1,383,809,438.99	97.71	7.602	78.59	0.20	6.33	8.10	12.80
Second Home	60	8,930,982.56	0.63	7.831	71.13	0.00	1.38	4.80	3.89
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**7.617**	**78.61**	**0.20**	**6.24**	**8.01**	**12.65**

Top

4. Documentation

Documentation	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FIC (5 57
Full Docs	6,103	1,082,558,002.67	76.44	7.483	75.49	0.17	6.03	7.65	12.
Limited Doc	1,123	196,727,298.20	13.89	7.828	87.10	0.31	7.66	9.95	13.
Stated Doc	741	136,906,057.98	9.67	8.369	91.06	0.27	5.88	8.09	12.
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**7.617**	**78.61**	**0.20**	**6.24**	**8.01**	**12.**

Top

5. DTI

DTI	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)
<= 29.99	1,286	203,520,307.98	14.37	7.457	75.39	0.16	5.67	7.56	11.69
30.00 - 34.99	903	149,694,154.19	10.57	7.454	72.44	0.22	5.54	6.77	12.80
35.00 - 39.99	1,075	187,658,650.57	13.25	7.541	78.52	0.22	4.98	7.87	12.34
40.00 - 44.99	1,369	241,906,566.53	17.08	7.616	75.87	0.19	4.62	6.81	13.60
45.00 - 49.99	2,256	432,854,107.37	30.56	7.545	80.28	0.16	4.15	5.58	12.95
50.00 - 54.99	940	176,087,621.18	12.43	8.011	84.98	0.27	12.11	14.49	12.16
55.00 - 59.99	138	24,469,951.03	1.73	8.975	95.22	0.48	35.65	28.73	11.04
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**7.617**	**78.61**	**0.20**	**6.24**	**8.01**	**12.65**

Wtd Avg DTI: 40.54

Top

6. Silent Second

Silent Second	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (57 600
N	7,837	1,391,651,163.26	98.27	7.624	78.42	0.20	6.31	8.11	12.83	12.4
Y	130	24,540,195.59	1.73	7.218	89.18	0.00	2.01	2.28	2.58	3.0
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**7.617**	**78.61**	**0.20**	**6.24**	**8.01**	**12.65**	**12.2**

WA Avg CLTV: 78.54

Top

7. Grade

Grade	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)	FICO (551 575)	FICO (576 600)
2A	909	155,993,982.69	11.02	7.706	92.42	0.00	0.00	0.00	0.28	59.89
3A	672	120,863,125.32	8.53	7.463	86.26	0.00	0.00	0.00	0.00	5.16
4A	842	161,980,338.91	11.44	7.199	79.24	0.00	0.00	0.00	0.00	0.00
5A	867	173,824,037.98	12.27	6.913	62.74	0.00	0.00	0.00	0.00	0.00
6A	645	134,327,271.72	9.49	6.684	58.66	0.00	0.00	0.00	0.00	0.00
7A	270	57,830,353.86	4.08	6.917	48.77	0.00	0.00	0.00	0.00	0.00
8A	543	113,933,506.54	8.05	6.375	32.96	0.00	0.00	0.00	0.00	0.00
A	1,324	223,740,663.97	15.80	8.074	96.67	0.00	0.00	2.53	65.53	24.62
B	1,012	146,735,525.79	10.36	9.067	97.17	0.00	17.96	54.22	10.94	7.79
C	752	109,331,468.05	7.72	9.044	97.65	2.39	47.43	20.40	13.63	6.84
D	131	17,631,084.02	1.24	9.373	97.55	0.97	57.55	33.71	6.47	1.30
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**7.617**	**78.61**	**0.20**	**6.24**	**8.01**	**12.65**	**12.28**

Top

8. Manufactured Housing

Manufactured Housing	No of Mortgage Loans	Principal Balance	% of Principal Balance	WAC	% ARM	FICO (<=500)	FICO (501 525)	FICO (526 550)
Manufactured Housing	218	20,981,041.79	100.00	8.163	53.09	0.00	4.68	6.05
Total:	**218**	**20,981,041.79**	**100.00**	**8.163**	**53.09**	**0.00**	**4.68**	**6.05**

Top

9. LIEN

LIEN	No of Mortgage	Principal Balance	% of Principal	WAC	% ARM	FICO (<=500)	FICO (501	FICO (526	FICO (551	FI

	Loans		Balance				525)	550)	575)	6(
First Lien	7,967	1,416,191,358.85	100.00	7.617	78.61	0.20	6.24	8.01	12.65	12.
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**7.617**	**78.61**	**0.20**	**6.24**	**8.01**	**12.65**	**12.**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$100K < Original Balance <=$150K
2,090 records

Selection Criteria: $100K < Original Balance <=$150K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 2,090
Aggregate Scheduled Principal Balance: 259,965,405.63
Minimum Scheduled Balance: 99,475.72
Maximum Scheduled Balance: 150,000.00
Average Scheduled Balance: 124,385.36
Aggregate Original Principal Balance: 260,153,687.00
Minimum Original Balance: 100,001.00
Maximum Original Balance: 150,000.00
Average Original Balance: 124,475.45
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.955
Minimum Coupon: 5.500
Maximum Coupon: 12.350
Weighted Average Original Term: 354
Minimum Original Term: 120
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 353
Minimum Remaining Term: 119
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 5.909
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 14.137
Minimum Max Rate: 11.625
Maximum Max Rate: 18.350
Weighted Average Min Rate: 8.137
Minimum Min Rate: 5.625
Maximum Min Rate: 12.350
Weighted Average Loan-to-Value - As Provided: 77.74
Low LTV: 19.56
High LTV: 95.00
Weighted Average Fico: 607
Min FICO: 500
Max FICO: 822
Top 5 States: FL(18%),PA(7%),IL(6%),MD(5%),CA(5%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor	1,289	159,527,491.96	61.36	358	40.5
2Yr/6 Mo Libor 5 Yr IO	107	13,900,277.00	5.35	359	38.4
3Yr/6 Mo Libor	229	28,487,607.17	10.96	355	39.1
3Yr/6 Mo Libor 5 Yr IO	38	4,789,359.00	1.84	359	40.7
5Yr/6 Mo Libor	3	346,538.35	0.13	359	25.7
5Yr/6 Mo Libor 5 Yr IO	3	354,460.00	0.14	359	34.9

Fixed	379	47,270,794.15	18.18	330	37.9
Fixed - 5 Yr IO	42	5,288,878.00	2.03	359	39.1
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.7**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
100,000.01 - 150,000.00	2,090	260,153,687.00	100.00	353	39.7
Total:	**2,090**	**260,153,687.00**	**100.00**	**353**	**39.7**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	2	199,366.82	0.08	239	27.5
100,000.01 - 150,000.00	2,088	259,766,038.81	99.92	353	39.7
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.7**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
61 - 120	5	556,930.93	0.21	119	33.43	
121 - 180	42	5,027,764.88	1.93	179	36.64	
181 - 240	37	4,628,974.18	1.78	239	38.11	
241 - 300	10	1,183,147.99	0.46	299	40.86	
301 - 360	1,996	248,568,587.65	95.62	359	39.84	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Minimum: 119
Maximum: 360
Weighted Average: 353

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	43	5,428,789.97	2.09	323	33.13	
6.000 - 6.499	162	20,827,291.48	8.01	341	36.70	
6.500 - 6.999	380	47,977,518.20	18.46	350	38.13	
7.000 - 7.499	223	28,189,792.35	10.84	353	40.06	
7.500 - 7.999	391	48,259,173.18	18.56	356	38.83	
8.000 - 8.499	199	24,484,578.40	9.42	355	40.52	

8.500 - 8.999	289	35,459,229.87	13.64	355	41.29	
9.000 - 9.499	115	14,007,255.60	5.39	350	40.29	
9.500 - 9.999	157	18,939,052.06	7.29	359	43.06	
10.000 - 10.499	76	9,643,542.09	3.71	359	44.75	
10.500 - 10.999	26	3,129,496.70	1.20	355	41.45	
11.000 - 11.499	15	1,871,306.48	0.72	359	40.40	
11.500 - 11.999	10	1,248,176.96	0.48	359	46.96	
12.000 - 12.499	4	500,202.29	0.19	359	43.42	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Minimum: 5.500
Maximum: 12.350
Weighted Average: 7.955

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
10.01 - 20.00	1	124,877.92	0.05	359	27.00	
20.01 - 30.00	11	1,388,362.74	0.53	359	38.88	
30.01 - 40.00	37	4,503,033.76	1.73	359	34.53	
40.01 - 50.00	45	5,555,594.80	2.14	351	37.76	
50.01 - 60.00	138	17,103,940.34	6.58	348	38.14	
60.01 - 70.00	201	24,724,329.86	9.51	352	38.88	
70.01 - 80.00	651	80,480,240.85	30.96	354	40.30	
80.01 - 90.00	975	122,187,249.23	47.00	353	40.01	
90.01 - 100.00	31	3,897,776.13	1.50	341	41.34	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a

percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
500 - 519	120	14,718,140.52	5.66	356	41.79	9.
520 - 539	221	27,126,189.59	10.43	358	41.82	9.
540 - 559	206	25,575,669.79	9.84	358	40.47	8.
560 - 579	206	25,687,118.66	9.88	355	39.37	8.
580 - 599	235	29,269,838.65	11.26	357	40.55	8.
600 - 619	237	29,624,554.90	11.40	355	39.35	7.
620 - 639	261	32,578,956.72	12.53	352	39.13	7.
640 - 659	235	29,414,986.92	11.31	350	39.76	7.
660 - 679	154	19,089,602.02	7.34	350	39.45	6.
680 - 699	64	8,049,612.25	3.10	344	38.84	7.
700 - 719	25	3,041,818.90	1.17	327	36.23	7.
720 - 739	45	5,586,750.31	2.15	335	38.93	6.
740 - 759	51	6,385,223.38	2.46	342	34.27	6.
760 - 779	18	2,319,961.90	0.89	303	34.88	6.
780 - 799	10	1,242,031.87	0.48	329	27.12	6.
800 - 819	1	148,855.18	0.06	359	38.00	6.

820 - 839	1	106,094.07	0.04	359	44.00	5.!
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	**7.!**

Minimum: 500
Maximum: 822
Weighted Average: 607

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG: AVE] MORT(R
<= 20.00	80	9,669,424.83	3.72	347	16.50	
20.01 - 25.00	105	12,950,845.70	4.98	350	23.33	
25.01 - 30.00	218	27,126,414.43	10.43	350	28.13	
30.01 - 35.00	267	33,176,247.09	12.76	352	32.87	
35.01 - 40.00	298	37,234,134.36	14.32	352	38.10	
40.01 - 45.00	364	45,502,767.32	17.50	355	43.15	
45.01 - 50.00	618	77,126,138.53	29.67	352	48.19	
50.01 - 55.00	140	17,179,433.37	6.61	359	53.33	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Minimum: 4.00
Maximum: 55.00
Weighted Average: 39.74

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W M(
Florida	385	47,938,285.54	18.44	355	40.30	
Pennsylvania	157	19,145,372.82	7.36	346	40.14	
Illinois	118	14,831,680.51	5.71	357	41.21	
Maryland	108	13,626,140.67	5.24	353	40.20	
California	106	13,356,362.10	5.14	357	37.70	
Arizona	102	13,056,495.69	5.02	358	38.33	
Ohio	95	11,708,895.24	4.50	345	40.15	
Wisconsin	89	10,952,990.67	4.21	350	39.92	
Texas	87	10,489,532.90	4.03	347	41.49	
New Jersey	80	10,216,144.89	3.93	353	38.20	
New York	82	10,199,956.91	3.92	353	40.24	
Michigan	72	8,684,323.22	3.34	354	38.49	
Georgia	52	6,286,662.87	2.42	357	41.20	
Washington	47	6,043,974.03	2.32	350	38.42	
Indiana	50	5,996,811.84	2.31	353	40.20	
North Carolina	45	5,588,669.86	2.15	349	41.12	
Missouri	34	4,227,206.21	1.63	340	39.80	
Massachusetts	32	4,127,915.55	1.59	355	36.58	
Maine	32	3,980,941.51	1.53	353	40.39	
Minnesota	32	3,932,143.61	1.51	359	36.72	
Connecticut	30	3,816,654.03	1.47	353	40.81	
South Carolina	30	3,646,327.07	1.40	356	37.71	
Colorado	26	3,351,108.44	1.29	346	38.81	
Nevada	26	3,259,304.90	1.25	359	39.03	
Delaware	17	2,138,111.61	0.82	351	38.84	
Iowa	18	2,116,101.66	0.81	347	36.69	
Oregon	15	1,881,323.94	0.72	359	41.65	
Rhode Island	12	1,677,754.86	0.65	359	35.06	
Oklahoma	12	1,401,637.40	0.54	336	45.51	

Tennessee	11	1,349,798.67	0.52	359	40.27	
New Hampshire	10	1,330,486.49	0.51	359	38.82	
Louisiana	10	1,309,797.79	0.50	359	38.61	
Mississippi	9	1,090,509.52	0.42	347	38.89	
Alabama	9	1,088,731.37	0.42	340	40.45	
Idaho	7	865,478.40	0.33	359	44.55	
Utah	6	735,211.61	0.28	309	38.87	
Vermont	6	727,444.54	0.28	359	35.09	
Kansas	5	604,129.23	0.23	358	45.13	
Wyoming	5	601,058.33	0.23	359	39.12	
Arkansas	4	521,465.13	0.20	359	42.29	
Hawaii	3	375,716.09	0.14	339	25.38	
Alaska	3	362,498.69	0.14	359	45.91	
South Dakota	3	327,786.43	0.13	359	41.26	
Montana	2	269,984.17	0.10	359	49.49	
Kentucky	2	242,308.78	0.09	279	46.11	
New Mexico	2	229,141.27	0.09	359	47.00	
North Dakota	1	141,142.28	0.05	359	44.00	
Washington DC	1	113,886.29	0.04	359	5.00	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Number of States Represented: 48

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Owner Occ	2,052	255,391,904.62	98.24	353	39.74	
Non-Owner	28	3,356,200.56	1.29	355	37.72	

Second Home	10	1,217,300.45	0.47	359	43.43	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	1,617	201,055,880.96	77.34	352	39.45
Limited Doc	302	37,246,599.99	14.33	355	41.10
Stated Doc	171	21,662,924.68	8.33	357	40.04
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Refi-Cash Out	1,912	238,029,823.13	91.56	353	39.77	
Refi-No Cashout	133	16,347,438.53	6.29	348	39.22	
Purchase	45	5,588,143.97	2.15	356	39.93	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	256	31,800,246.88	12.23	356	40.03	7.
3A	181	22,843,023.85	8.79	353	39.23	7.
4A	199	25,025,091.09	9.63	350	38.90	7.
5A	203	25,438,115.78	9.79	350	39.63	7.
6A	141	17,492,996.18	6.73	349	39.35	6.
7A	65	8,072,647.72	3.11	343	39.18	7.
8A	136	17,015,619.54	6.55	333	35.76	6.
A	352	43,771,162.89	16.84	356	39.04	8.
B	293	36,175,666.42	13.92	358	41.95	9.
C	223	27,278,037.56	10.49	357	41.76	8.
D	41	5,052,797.72	1.94	359	39.76	9.
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	**7.**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	1,792	222,593,293.72	85.62	353	39.58	
Pud	85	11,061,567.22	4.26	352	41.75	
Condo	84	10,557,512.50	4.06	355	40.55	
Manu/Mobil	62	7,416,075.74	2.85	340	39.73	

2-4 Units	34	4,353,237.78	1.67	359	40.43	
Sfr-Attach	29	3,493,074.53	1.34	347	40.31	
Pud-Attach	4	490,644.14	0.19	359	36.55	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
0	813	101,150,103.72	38.91	355	40.20	
12	30	3,957,656.92	1.52	344	36.68	
24	1	105,995.28	0.04	359	27.00	
36	1,246	154,751,649.71	59.53	351	39.52	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
Conforming	2,090	259,965,405.63	100.00	353	39.74	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
11.500 - 11.999	25	3,176,459.68	1.53	359	32.89	
12.000 - 12.499	73	9,497,161.82	4.58	350	38.13	
12.500 - 12.999	279	35,163,948.76	16.95	358	38.11	
13.000 - 13.499	168	21,351,456.45	10.29	357	40.08	
13.500 - 13.999	312	38,480,337.13	18.55	358	38.79	
14.000 - 14.499	169	20,872,862.77	10.06	358	40.93	
14.500 - 14.999	259	31,785,775.81	15.33	358	41.34	
15.000 - 15.499	106	12,943,903.02	6.24	354	40.12	
15.500 - 15.999	150	18,083,875.85	8.72	359	43.25	
16.000 - 16.499	74	9,404,645.59	4.53	359	44.95	
16.500 - 16.999	25	3,025,620.87	1.46	359	41.26	
17.000 - 17.499	15	1,871,306.48	0.90	359	40.40	
17.500 - 17.999	10	1,248,176.96	0.60	359	46.96	
18.000 - 18.499	4	500,202.29	0.24	359	43.42	
Total:	**1,669**	**207,405,733.48**	**100.00**	**358**	**40.16**	

Minimum: 11.625
Maximum: 18.350
Weighted Average: 14.137

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	25	3,176,459.68	1.53	359	32.89	
6.000 - 6.499	73	9,497,161.82	4.58	350	38.13	
6.500 - 6.999	279	35,163,948.76	16.95	358	38.11	
7.000 - 7.499	168	21,351,456.45	10.29	357	40.08	
7.500 - 7.999	312	38,480,337.13	18.55	358	38.79	
8.000 - 8.499	169	20,872,862.77	10.06	358	40.93	
8.500 - 8.999	259	31,785,775.81	15.33	358	41.34	
9.000 - 9.499	106	12,943,903.02	6.24	354	40.12	
9.500 - 9.999	150	18,083,875.85	8.72	359	43.25	
10.000 - 10.499	74	9,404,645.59	4.53	359	44.95	
10.500 - 10.999	25	3,025,620.87	1.46	359	41.26	
11.000 - 11.499	15	1,871,306.48	0.90	359	40.40	
11.500 - 11.999	10	1,248,176.96	0.60	359	46.96	
12.000 - 12.499	4	500,202.29	0.24	359	43.42	
Total:	**1,669**	**207,405,733.48**	**100.00**	**358**	**40.16**	

Minimum: 5.625
Maximum: 12.350
Weighted Average: 8.137

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R

2.750 - 2.999	20	2,497,106.85	1.20	359	32.90	
3.000 - 3.249	19	2,432,792.33	1.17	359	37.50	
4.000 - 4.249	14	1,674,882.97	0.81	344	35.28	
4.250 - 4.499	98	12,349,969.86	5.95	359	43.49	
4.500 - 4.749	6	692,124.16	0.33	359	41.63	
4.750 - 4.999	17	2,062,079.04	0.99	349	38.23	
5.000 - 5.249	32	3,893,807.87	1.88	359	37.71	
5.250 - 5.499	87	10,822,010.45	5.22	356	39.76	
5.500 - 5.749	119	15,044,177.77	7.25	359	40.71	
5.750 - 5.999	155	19,788,123.31	9.54	357	38.80	
6.000 - 6.249	369	45,623,722.34	22.00	357	39.90	
6.250 - 6.499	301	37,327,815.51	18.00	357	39.47	
6.500 - 6.749	248	30,530,409.27	14.72	358	41.92	
6.750 - 6.999	184	22,666,711.75	10.93	358	40.60	
Total:	**1,669**	**207,405,733.48**	**100.00**	**358**	**40.16**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.909

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
2007-03	2	212,135.76	0.10	354	47.80	
2007-04	3	374,634.99	0.18	355	51.51	
2007-05	2	273,559.62	0.13	356	48.53	
2007-07	13	1,678,723.88	0.81	358	41.16	
2007-08	1,370	170,147,914.71	82.04	358	40.28	

2007-09	6	740,800.00	0.36	360	41.70	
2008-07	4	519,166.21	0.25	358	40.12	
2008-08	260	32,391,116.96	15.62	355	39.38	
2008-09	3	366,683.00	0.18	360	39.91	
2010-08	6	700,998.35	0.34	359	30.37	
Total:	**1,669**	**207,405,733.48**	**100.00**	**358**	**40.16**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
2.000	1,663	206,704,735.13	99.66	358	40.19	8.1
6.000	6	700,998.35	0.34	359	30.37	6.4
Total:	**1,669**	**207,405,733.48**	**100.00**	**358**	**40.16**	**8.1**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.014

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
1.000	1,669	207,405,733.48	100.00	358	40.16	8.1

Total:	**1,669**	**207,405,733.48**	**100.00**	**358**	**40.16**	**8.1**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MC
AVM Insured	428	53,449,402.34	20.56	354	37.73	
Not AVM Insured	1,662	206,516,003.29	79.44	352	40.25	
Total:	**2,090**	**259,965,405.63**	**100.00**	**353**	**39.74**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and

volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$150K < Original Balance <=$200K
1,413 records

Selection Criteria: $150K < Original Balance <=$200K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 1,413
Aggregate Scheduled Principal Balance: 245,806,077.38
Minimum Scheduled Balance: 149,950.63
Maximum Scheduled Balance: 200,000.00
Average Scheduled Balance: 173,960.42
Aggregate Original Principal Balance: 245,971,134.00
Minimum Original Balance: 150,062.00
Maximum Original Balance: 200,000.00
Average Original Balance: 174,077.24
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.729
Minimum Coupon: 5.500
Maximum Coupon: 12.800
Weighted Average Original Term: 356
Minimum Original Term: 120
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 355
Minimum Remaining Term: 119
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.833
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 13.904
Minimum Max Rate: 11.500
Maximum Max Rate: 18.800
Weighted Average Min Rate: 7.904
Minimum Min Rate: 5.500
Maximum Min Rate: 12.800
Weighted Average Loan-to-Value - As Provided: 77.79
Low LTV: 18.18
High LTV: 95.00
Weighted Average Fico: 612
Min FICO: 500
Max FICO: 809
Top 5 States: FL(16%),NJ(9%),CA(9%),MD(8%),AZ(7%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor	820	142,255,341.78	57.87	358	41.3
2Yr/6 Mo Libor 5 Yr IO	121	21,222,790.68	8.63	359	39.9
3Yr/6 Mo Libor	136	23,479,050.46	9.55	358	40.4
3Yr/6 Mo Libor 5 Yr IO	50	8,744,172.00	3.56	359	39.6
5Yr/6 Mo Libor	3	543,656.79	0.22	359	39.7
5Yr/6 Mo Libor 5 Yr IO	6	1,035,200.00	0.42	359	35.3

Fixed	231	40,515,782.67	16.48	336	38.8
Fixed - 5 Yr IO	46	8,010,083.00	3.26	359	41.7
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.6**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
150,000.01 - 200,000.00	1,413	245,971,134.00	100.00	355	40.6
Total:	**1,413**	**245,971,134.00**	**100.00**	**355**	**40.6**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
100,000.01 - 150,000.00	1	149,950.63	0.06	359	39.0
150,000.01 - 200,000.00	1,412	245,656,126.75	99.94	355	40.6
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.6**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
61 - 120	2	328,827.76	0.13	119	39.12	
121 - 180	21	3,567,504.55	1.45	179	35.28	
181 - 240	13	2,275,602.33	0.93	239	35.92	
241 - 300	4	737,160.58	0.30	299	36.83	
301 - 360	1,373	238,896,982.16	97.19	359	40.82	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

Minimum: 119
Maximum: 359
Weighted Average: 355

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	47	8,193,624.84	3.33	324	36.55	
6.000 - 6.499	146	25,889,524.24	10.53	353	38.83	
6.500 - 6.999	317	55,089,600.40	22.41	354	38.99	
7.000 - 7.499	167	29,159,388.33	11.86	352	40.63	
7.500 - 7.999	250	43,371,653.61	17.64	357	41.47	
8.000 - 8.499	112	19,577,179.28	7.96	359	41.29	

8.500 - 8.999	170	29,360,869.68	11.94	359	42.09	
9.000 - 9.499	49	8,296,131.34	3.38	356	41.78	
9.500 - 9.999	82	14,273,421.46	5.81	359	42.51	
10.000 - 10.499	44	7,540,265.83	3.07	359	44.40	
10.500 - 10.999	14	2,444,898.81	0.99	359	49.31	
11.000 - 11.499	6	1,060,904.51	0.43	358	42.66	
11.500 - 11.999	6	1,020,485.24	0.42	359	38.90	
12.000 - 12.499	1	163,954.61	0.07	359	50.00	
12.500 - 12.999	2	364,175.20	0.15	359	48.95	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

Minimum: 5.500
Maximum: 12.800
Weighted Average: 7.729

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
10.01 - 20.00	1	159,888.20	0.07	359	19.00	
20.01 - 30.00	2	313,177.76	0.13	359	38.41	
30.01 - 40.00	20	3,491,798.18	1.42	359	37.08	
40.01 - 50.00	51	8,940,203.14	3.64	354	38.67	
50.01 - 60.00	88	15,163,617.95	6.17	355	39.19	
60.01 - 70.00	133	23,057,347.29	9.38	351	40.14	
70.01 - 80.00	412	71,973,915.73	29.28	357	40.83	
80.01 - 90.00	695	120,840,457.62	49.16	354	41.11	
90.01 - 100.00	11	1,865,671.51	0.76	353	44.42	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
500 - 519	67	11,677,278.41	4.75	359	40.61	9.
520 - 539	115	19,780,001.38	8.05	359	42.69	8.
540 - 559	136	23,718,445.82	9.65	358	42.42	8.
560 - 579	156	26,878,498.45	10.93	358	41.32	8.
580 - 599	130	22,485,962.28	9.15	358	40.84	7.
600 - 619	143	24,936,934.94	10.14	354	40.87	7.
620 - 639	227	39,807,627.30	16.19	355	39.94	7.
640 - 659	177	30,646,914.21	12.47	352	40.32	7.
660 - 679	121	21,385,804.09	8.70	353	39.55	6.
680 - 699	33	5,738,883.09	2.33	351	41.47	7.
700 - 719	14	2,433,484.40	0.99	359	42.34	6.
720 - 739	31	5,325,481.36	2.17	332	39.10	6.
740 - 759	36	6,392,937.67	2.60	346	37.35	6.
760 - 779	16	2,695,271.03	1.10	344	38.26	6.
780 - 799	8	1,440,749.83	0.59	335	35.97	5.

800 - 819	3	461,803.12	0.19	359	27.56	6.
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	**7.**

Minimum: 500
Maximum: 809
Weighted Average: 612

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
<= 20.00	52	8,828,783.52	3.59	355	15.87	
20.01 - 25.00	61	10,700,724.08	4.35	345	23.29	
25.01 - 30.00	98	17,086,976.96	6.95	348	28.26	
30.01 - 35.00	161	28,058,538.35	11.41	353	33.08	
35.01 - 40.00	199	34,328,697.45	13.97	356	38.06	
40.01 - 45.00	287	50,180,137.79	20.41	356	42.90	
45.01 - 50.00	473	82,405,329.96	33.52	356	48.30	
50.01 - 55.00	82	14,216,889.27	5.78	359	53.46	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

Minimum: 2.00
Maximum: 55.00
Weighted Average: 40.68

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W M(
Florida	225	39,169,912.31	15.94	354	41.82	
New Jersey	126	22,375,028.04	9.10	357	41.44	
California	127	22,142,640.01	9.01	359	37.87	
Maryland	110	19,171,330.83	7.80	359	41.23	
Arizona	98	17,051,218.37	6.94	357	40.42	
Illinois	77	12,948,542.99	5.27	357	42.41	
New York	68	11,716,377.55	4.77	354	39.60	
Pennsylvania	59	10,130,988.60	4.12	355	39.71	
Washington	49	8,474,616.85	3.45	355	41.62	
Massachusetts	37	6,738,605.36	2.74	356	39.33	
Wisconsin	37	6,586,886.10	2.68	351	44.04	
Michigan	34	5,908,406.12	2.40	355	39.40	
Minnesota	32	5,669,417.90	2.31	357	37.66	
Ohio	30	5,209,060.03	2.12	350	39.75	
Georgia	28	4,761,395.56	1.94	347	42.27	
Connecticut	27	4,656,648.11	1.89	349	43.70	
Nevada	24	4,071,934.02	1.66	347	38.32	
Rhode Island	22	3,925,122.77	1.60	359	40.41	
North Carolina	20	3,418,550.14	1.39	343	40.87	
New Hampshire	18	3,213,328.33	1.31	359	39.50	
Texas	17	2,923,233.12	1.19	339	39.88	
Maine	15	2,581,411.35	1.05	359	40.91	
Oregon	14	2,446,658.07	1.00	359	45.63	
Missouri	13	2,145,894.15	0.87	336	38.82	
South Carolina	11	1,838,177.80	0.75	359	44.79	
Colorado	10	1,676,426.39	0.68	359	40.53	
Delaware	9	1,601,404.60	0.65	359	42.11	
Indiana	9	1,534,033.08	0.62	324	35.31	
Hawaii	8	1,378,396.94	0.56	359	36.46	

Louisiana	6	1,071,366.29	0.44	308	41.23
Arkansas	6	1,028,131.83	0.42	359	40.28
Washington DC	5	942,710.39	0.38	359	32.97
Oklahoma	5	870,579.73	0.35	325	47.34
Kansas	4	715,315.24	0.29	359	36.36
Mississippi	4	706,203.27	0.29	359	40.08
Alabama	4	689,982.51	0.28	359	35.00
Iowa	4	685,998.28	0.28	359	44.76
Utah	4	653,160.12	0.27	359	41.82
Alaska	3	563,783.94	0.23	359	41.95
Tennessee	3	532,034.65	0.22	359	40.02
Idaho	3	523,087.99	0.21	359	43.02
Vermont	3	521,107.69	0.21	359	30.21
South Dakota	2	337,334.08	0.14	359	47.40
Kentucky	1	173,000.00	0.07	359	48.00
North Dakota	1	164,624.77	0.07	359	35.00
Wyoming	1	162,011.11	0.07	359	41.00
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**

Number of States Represented: 46

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Owner Occ	1,386	241,181,860.88	98.12	355	40.74	
Non-Owner	21	3,579,640.81	1.46	359	37.48	
Second Home	6	1,044,575.69	0.42	359	37.62	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	1,080	187,485,160.10	76.27	354	40.51
Limited Doc	203	35,519,459.21	14.45	358	41.10
Stated Doc	130	22,801,458.07	9.28	356	41.47
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Refi-Cash Out	1,332	231,717,361.25	94.27	354	40.75	
Refi-No Cashout	52	9,081,165.05	3.69	359	38.82	
Purchase	29	5,007,551.08	2.04	359	40.88	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	156	27,337,528.15	11.12	357	41.01	7.
3A	111	19,352,518.87	7.87	353	40.43	7.
4A	181	31,635,032.72	12.87	353	39.83	7.
5A	154	26,631,512.75	10.83	352	40.19	7.
6A	115	20,365,686.34	8.29	353	39.32	6.
7A	35	6,132,244.21	2.49	354	41.60	7.
8A	95	16,473,597.12	6.70	341	37.78	6.
A	242	42,016,405.56	17.09	358	40.95	8.
B	180	30,826,614.44	12.54	359	42.70	8.
C	117	20,446,982.05	8.32	359	42.67	8.
D	27	4,587,955.17	1.87	359	38.89	9.
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	**7.**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	1,170	203,329,722.89	82.72	354	40.82	
Pud	105	18,313,602.66	7.45	356	41.08	
Condo	57	9,913,855.83	4.03	356	38.97	
2-4 Units	42	7,364,556.84	3.00	359	40.51	
Manu/Mobil	17	3,046,788.88	1.24	359	38.91	

Pud-Attach	11	1,952,720.53	0.79	359	35.72	
Sfr-Attach	11	1,884,829.75	0.77	359	39.70	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
0	569	98,993,312.96	40.27	357	41.19	
12	34	5,982,116.36	2.43	349	40.21	
24	2	326,294.26	0.13	359	46.48	
30	19	3,259,339.91	1.33	343	40.82	
36	789	137,245,013.89	55.83	354	40.32	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGI AVEI MORT(R
Conforming	1,413	245,806,077.38	100.00	355	40.68	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
11.500 - 11.999	28	4,944,158.51	2.51	359	36.34	
12.000 - 12.499	82	14,610,117.47	7.41	359	38.57	
12.500 - 12.999	239	41,387,995.82	20.98	357	39.08	
13.000 - 13.499	126	21,967,545.07	11.14	358	41.45	
13.500 - 13.999	198	34,274,432.68	17.37	359	41.34	
14.000 - 14.499	106	18,537,594.68	9.40	359	41.25	
14.500 - 14.999	160	27,594,855.12	13.99	359	42.26	
15.000 - 15.499	49	8,296,131.34	4.21	356	41.78	
15.500 - 15.999	77	13,420,352.55	6.80	359	43.01	
16.000 - 16.499	42	7,192,610.10	3.65	359	44.15	
16.500 - 16.999	14	2,444,898.81	1.24	359	49.31	
17.000 - 17.499	6	1,060,904.51	0.54	358	42.66	
17.500 - 17.999	6	1,020,485.24	0.52	359	38.90	
18.000 - 18.499	1	163,954.61	0.08	359	50.00	
18.500 - 18.999	2	364,175.20	0.18	359	48.95	
Total:	**1,136**	**197,280,211.71**	**100.00**	**358**	**41.02**	

Minimum: 11.500
Maximum: 18.800
Weighted Average: 13.904

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	28	4,944,158.51	2.51	359	36.34	
6.000 - 6.499	82	14,610,117.47	7.41	359	38.57	
6.500 - 6.999	239	41,387,995.82	20.98	357	39.08	
7.000 - 7.499	126	21,967,545.07	11.14	358	41.45	
7.500 - 7.999	198	34,274,432.68	17.37	359	41.34	
8.000 - 8.499	106	18,537,594.68	9.40	359	41.25	
8.500 - 8.999	160	27,594,855.12	13.99	359	42.26	
9.000 - 9.499	49	8,296,131.34	4.21	356	41.78	
9.500 - 9.999	77	13,420,352.55	6.80	359	43.01	
10.000 - 10.499	42	7,192,610.10	3.65	359	44.15	
10.500 - 10.999	14	2,444,898.81	1.24	359	49.31	
11.000 - 11.499	6	1,060,904.51	0.54	358	42.66	
11.500 - 11.999	6	1,020,485.24	0.52	359	38.90	
12.000 - 12.499	1	163,954.61	0.08	359	50.00	
12.500 - 12.999	2	364,175.20	0.18	359	48.95	
Total:	**1,136**	**197,280,211.71**	**100.00**	**358**	**41.02**	

Minimum: 5.500
Maximum: 12.800
Weighted Average: 7.904

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME	WEIG AVE MORT R

OF THE LOANS		OFF DATE	THE CUT-OFF DATE		(%)	
2.750 - 2.999	20	3,514,964.51	1.78	359	36.26	
3.000 - 3.249	28	5,039,463.66	2.55	359	39.95	
3.750 - 3.999	1	151,886.06	0.08	359	50.00	
4.000 - 4.249	10	1,652,291.09	0.84	341	43.64	
4.250 - 4.499	54	9,072,330.96	4.60	359	42.07	
4.500 - 4.749	2	365,178.97	0.19	359	46.46	
4.750 - 4.999	6	1,064,086.71	0.54	359	42.76	
5.000 - 5.249	29	5,027,833.24	2.55	359	39.26	
5.250 - 5.499	62	10,790,902.37	5.47	359	39.45	
5.500 - 5.749	108	18,678,303.77	9.47	358	39.88	
5.750 - 5.999	137	23,965,218.38	12.15	358	40.12	
6.000 - 6.249	206	35,978,663.13	18.24	358	41.07	
6.250 - 6.499	212	36,854,707.91	18.68	358	41.39	
6.500 - 6.749	156	26,731,045.01	13.55	359	42.44	
6.750 - 6.999	105	18,393,335.94	9.32	359	41.98	
Total:	**1,136**	**197,280,211.71**	**100.00**	**358**	**41.02**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.833

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
2007-03	1	176,632.90	0.09	354	52.00	
2007-04	1	174,468.57	0.09	355	52.00	

2007-07	14	2,466,946.47	1.25	358	42.52	
2007-08	925	160,660,084.52	81.44	358	41.16	
2008-07	2	354,067.25	0.18	358	44.59	
2008-08	184	31,869,155.21	16.15	358	40.21	
2010-08	9	1,578,856.79	0.80	359	36.87	
Total:	**1,136**	**197,280,211.71**	**100.00**	**358**	**41.02**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
2.000	1,127	195,701,354.92	99.20	358	41.05	7.9
6.000	9	1,578,856.79	0.80	359	36.87	6.0
Total:	**1,136**	**197,280,211.71**	**100.00**	**358**	**41.02**	**7.9**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.032

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
1.000	1,136	197,280,211.71	100.00	358	41.02	7.9

Total:	1,136	197,280,211.71	100.00	358	41.02	7.9

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MC
AVM Insured	315	54,391,018.76	22.13	357	39.77	
Not AVM Insured	1,098	191,415,058.62	77.87	354	40.94	
Total:	**1,413**	**245,806,077.38**	**100.00**	**355**	**40.68**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and

volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$200K < Original Balance <=$250K
865 records

Selection Criteria: $200K < Original Balance <=$250K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 865
Aggregate Scheduled Principal Balance: 193,320,224.82
Minimum Scheduled Balance: 200,200.00
Maximum Scheduled Balance: 250,000.00
Average Scheduled Balance: 223,491.59
Aggregate Original Principal Balance: 193,448,832.00
Minimum Original Balance: 200,200.00
Maximum Original Balance: 250,000.00
Average Original Balance: 223,640.27
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.519
Minimum Coupon: 5.500
Maximum Coupon: 12.350
Weighted Average Original Term: 356
Minimum Original Term: 120
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 355
Minimum Remaining Term: 119
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 5.756
Minimum Margin: 2.102
Maximum Margin: 6.750
Weighted Average Max Rate: 13.687
Minimum Max Rate: 11.500
Maximum Max Rate: 18.350
Weighted Average Min Rate: 7.687
Minimum Min Rate: 5.500
Maximum Min Rate: 12.350
Weighted Average Loan-to-Value - As Provided: 78.91
Low LTV: 29.77
High LTV: 95.00
Weighted Average Fico: 618
Min FICO: 500
Max FICO: 802
Top 5 States: FL(13%),CA(12%),NJ(11%),MD(8%),NY(7%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor	474	106,008,020.00	54.84	358	41.5
2Yr/6 Mo Libor 5 Yr IO	95	21,057,780.00	10.89	359	40.2
3Yr/6 Mo Libor	83	18,561,145.56	9.60	356	40.6
3Yr/6 Mo Libor 5 Yr IO	36	7,985,553.00	4.13	359	40.3
5Yr/6 Mo Libor	1	212,193.56	0.11	359	45.0
5Yr/6 Mo Libor 5 Yr IO	1	242,000.00	0.13	359	29.0

Fixed	141	31,692,560.70	16.39	339	39.7
Fixed - 5 Yr IO	34	7,560,972.00	3.91	359	39.3
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.8**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
200,000.01 - 250,000.00	865	193,448,832.00	100.00	355	40.8
Total:	**865**	**193,448,832.00**	**100.00**	**355**	**40.8**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
200,000.01 - 250,000.00	865	193,320,224.82	100.00	355	40.8
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.8**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
61 - 120	1	229,645.12	0.12	119	51.00	
121 - 180	10	2,281,095.53	1.18	179	35.33	
181 - 240	8	1,696,017.79	0.88	239	37.59	
241 - 300	7	1,652,030.93	0.85	299	40.68	
301 - 360	839	187,461,435.45	96.97	359	40.94	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Minimum: 119
Maximum: 360
Weighted Average: 355

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	34	7,807,092.79	4.04	332	40.71	
6.000 - 6.499	99	22,081,702.43	11.42	357	39.55	
6.500 - 6.999	242	54,154,001.30	28.01	356	40.00	
7.000 - 7.499	122	27,128,449.76	14.03	353	39.19	
7.500 - 7.999	137	30,471,751.54	15.76	356	41.63	
8.000 - 8.499	66	14,684,816.36	7.60	359	41.84	

8.500 - 8.999	72	16,077,727.63	8.32	357	42.04	
9.000 - 9.499	27	6,020,093.33	3.11	359	42.53	
9.500 - 9.999	30	6,737,243.38	3.49	351	42.01	
10.000 - 10.499	16	3,621,104.05	1.87	359	45.76	
10.500 - 10.999	10	2,263,189.43	1.17	359	46.90	
11.000 - 11.499	3	664,780.29	0.34	359	45.28	
11.500 - 11.999	6	1,387,331.02	0.72	359	48.34	
12.000 - 12.499	1	220,941.51	0.11	359	47.00	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Minimum: 5.500
Maximum: 12.350
Weighted Average: 7.519

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
20.01 - 30.00	2	468,273.42	0.24	359	36.10	
30.01 - 40.00	5	1,107,780.22	0.57	322	35.73	
40.01 - 50.00	14	3,048,899.52	1.58	359	43.78	
50.01 - 60.00	49	11,064,732.50	5.72	359	41.63	
60.01 - 70.00	88	19,414,777.30	10.04	358	40.37	
70.01 - 80.00	279	62,443,629.84	32.30	355	40.76	
80.01 - 90.00	418	93,475,236.99	48.35	354	40.95	
90.01 - 100.00	10	2,296,895.03	1.19	359	39.25	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property

and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
500 - 519	36	8,012,234.05	4.14	359	41.33	8.
520 - 539	58	12,926,820.32	6.69	359	44.06	8.
540 - 559	68	15,207,901.59	7.87	354	42.07	8.
560 - 579	83	18,532,009.96	9.59	359	41.62	8.
580 - 599	87	19,668,097.63	10.17	354	41.40	7.
600 - 619	101	22,565,325.22	11.67	356	41.96	7.
620 - 639	121	27,021,250.29	13.98	357	38.38	7.
640 - 659	111	24,670,789.27	12.76	355	40.68	6.
660 - 679	91	20,260,311.81	10.48	353	40.62	6.
680 - 699	33	7,324,766.27	3.79	353	39.85	7.
700 - 719	15	3,411,996.65	1.76	359	36.72	7.
720 - 739	29	6,532,474.55	3.38	348	42.77	6.
740 - 759	16	3,644,100.45	1.89	340	35.92	6.
760 - 779	8	1,812,910.28	0.94	335	42.27	6.
780 - 799	7	1,522,971.30	0.79	359	33.32	6.
800 - 819	1	206,265.18	0.11	179	33.00	5.
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	**7.**

Minimum: 500
Maximum: 802
Weighted Average: 618

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
<= 20.00	31	7,051,401.02	3.65	353	14.44	
20.01 - 25.00	31	6,878,687.13	3.56	351	23.15	
25.01 - 30.00	61	13,589,004.63	7.03	359	28.13	
30.01 - 35.00	95	21,342,952.05	11.04	351	33.12	
35.01 - 40.00	133	29,623,366.33	15.32	353	37.99	
40.01 - 45.00	161	35,909,388.71	18.58	355	43.22	
45.01 - 50.00	304	68,084,234.67	35.22	357	48.38	
50.01 - 55.00	49	10,841,190.28	5.61	354	53.19	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Minimum: 2.00
Maximum: 55.00
Weighted Average: 40.85

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL BALANCE	REMAINING TERM TO	WEIGHTED AVERAGE DEBT-TO-	W MO

DISTRIBUTION OF THE MORTGAGED PROPERTIES	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	AS OF THE CUT-OFF DATE	MATURITY (months)	INCOME (%)
Florida	111	24,563,385.47	12.71	356	40.58
California	106	23,877,344.69	12.35	358	40.54
New Jersey	95	21,318,047.36	11.03	358	41.91
Maryland	73	16,217,091.32	8.39	355	38.94
New York	62	14,173,224.42	7.33	355	42.30
Massachusetts	47	10,720,589.88	5.55	357	40.78
Arizona	46	10,213,410.94	5.28	359	39.36
Washington	41	8,908,931.44	4.61	355	40.77
Illinois	34	7,522,770.12	3.89	356	40.72
Pennsylvania	28	6,238,625.19	3.23	352	41.50
Minnesota	20	4,529,562.88	2.34	359	41.95
Rhode Island	19	4,251,745.21	2.20	353	42.61
Nevada	18	3,971,087.70	2.05	359	40.39
Connecticut	16	3,582,849.56	1.85	347	45.34
Wisconsin	14	3,129,398.99	1.62	351	39.74
New Hampshire	14	3,041,401.79	1.57	359	42.86
Colorado	13	2,928,404.58	1.51	344	45.06
Texas	13	2,853,530.55	1.48	327	38.95
Hawaii	11	2,530,025.55	1.31	359	37.41
Michigan	11	2,443,690.35	1.26	359	40.66
Oregon	10	2,190,640.83	1.13	359	40.67
Missouri	9	1,956,537.37	1.01	359	41.35
Ohio	8	1,836,494.17	0.95	359	41.40
North Carolina	8	1,791,249.09	0.93	345	43.76
Maine	5	1,147,314.54	0.59	322	37.40
Indiana	5	1,145,260.72	0.59	359	46.64
Mississippi	5	1,086,484.97	0.56	311	41.83
South Carolina	4	921,246.60	0.48	359	33.20
Delaware	3	738,516.75	0.38	359	31.55
Georgia	3	651,447.24	0.34	302	35.33
Tennessee	3	638,864.00	0.33	359	34.74

Montana	2	451,645.77	0.23	359	31.93	
Vermont	2	442,692.45	0.23	359	47.42	
Alabama	1	238,500.00	0.12	358	50.00	
Kansas	1	224,934.17	0.12	359	50.00	
Arkansas	1	215,897.00	0.11	359	49.00	
Washington DC	1	214,816.69	0.11	359	39.00	
Oklahoma	1	206,299.29	0.11	359	26.00	
Kentucky	1	206,265.18	0.11	179	33.00	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Number of States Represented: 39

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Owner Occ	847	189,306,436.22	97.92	355	40.93	
Non-Owner	11	2,454,492.38	1.27	359	33.20	
Second Home	7	1,559,296.22	0.81	359	43.63	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Top

12. DOCUMENTATION

	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-

DOCUMENTATION	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)
Full Docs	671	149,913,901.71	77.55	354	40.59
Limited Doc	113	25,165,059.23	13.02	358	41.49
Stated Doc	81	18,241,263.88	9.44	359	42.11
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Refi-Cash Out	814	181,898,773.71	94.09	355	40.82	
Refi-No Cashout	33	7,388,915.31	3.82	351	41.37	
Purchase	18	4,032,535.80	2.09	359	41.30	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	105	23,467,852.75	12.14	355	39.50	7.
3A	76	17,055,264.01	8.82	355	41.19	7.

4A	105	23,450,545.73	12.13	357	38.74	7.
5A	93	20,662,250.16	10.69	355	41.18	6.
6A	84	18,694,850.40	9.67	352	41.46	6.
7A	33	7,392,653.26	3.82	353	38.08	6.
8A	64	14,420,141.29	7.46	344	39.55	6.
A	142	31,786,027.08	16.44	359	40.99	7.
B	81	18,154,654.33	9.39	355	43.35	8.
C	74	16,431,331.17	8.50	359	43.31	8.
D	8	1,804,654.64	0.93	359	44.59	9.
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	**7.**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	703	157,147,357.70	81.29	354	40.80	
Pud	75	16,691,353.63	8.63	358	38.53	
2-4 Units	43	9,624,226.47	4.98	355	44.78	
Condo	32	7,206,454.36	3.73	359	40.64	
Sfr-Attach	6	1,359,954.77	0.70	359	46.38	
Pud-Attach	5	1,081,264.73	0.56	359	47.42	
Manu/Mobil	1	209,613.16	0.11	359	26.00	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
0	367	82,253,549.08	42.55	356	40.91	
12	38	8,568,159.89	4.43	350	40.44	
30	8	1,791,249.09	0.93	345	43.76	
36	452	100,707,266.76	52.09	355	40.79	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGI AVEI MORT(R
Conforming	865	193,320,224.82	100.00	355	40.85	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-INCOME	WEI AV MOR

RATES OF THE LOANS	LOANS	CUT-OFF DATE	THE CUT-OFF DATE	(months)	(%)	
11.500 - 11.999	22	5,005,865.83	3.25	359	42.65	
12.000 - 12.499	59	13,178,776.21	8.55	359	39.71	
12.500 - 12.999	177	39,481,113.44	25.63	358	39.62	
13.000 - 13.499	94	20,938,889.08	13.59	356	39.10	
13.500 - 13.999	119	26,503,097.73	17.20	358	42.68	
14.000 - 14.499	58	12,857,281.38	8.35	359	41.61	
14.500 - 14.999	69	15,416,630.56	10.01	359	42.07	
15.000 - 15.499	27	6,020,093.33	3.91	359	42.53	
15.500 - 15.999	29	6,507,598.26	4.22	359	41.69	
16.000 - 16.499	16	3,621,104.05	2.35	359	45.76	
16.500 - 16.999	10	2,263,189.43	1.47	359	46.90	
17.000 - 17.499	3	664,780.29	0.43	359	45.28	
17.500 - 17.999	6	1,387,331.02	0.90	359	48.34	
18.000 - 18.499	1	220,941.51	0.14	359	47.00	
Total:	**690**	**154,066,692.12**	**100.00**	**358**	**41.16**	

Minimum: 11.500
Maximum: 18.350
Weighted Average: 13.687

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	22	5,005,865.83	3.25	359	42.65	
6.000 - 6.499	59	13,178,776.21	8.55	359	39.71	
6.500 - 6.999	177	39,481,113.44	25.63	358	39.62	
7.000 - 7.499	94	20,938,889.08	13.59	356	39.10	

7.500 - 7.999	119	26,503,097.73	17.20	358	42.68	
8.000 - 8.499	58	12,857,281.38	8.35	359	41.61	
8.500 - 8.999	69	15,416,630.56	10.01	359	42.07	
9.000 - 9.499	27	6,020,093.33	3.91	359	42.53	
9.500 - 9.999	29	6,507,598.26	4.22	359	41.69	
10.000 - 10.499	16	3,621,104.05	2.35	359	45.76	
10.500 - 10.999	10	2,263,189.43	1.47	359	46.90	
11.000 - 11.499	3	664,780.29	0.43	359	45.28	
11.500 - 11.999	6	1,387,331.02	0.90	359	48.34	
12.000 - 12.499	1	220,941.51	0.14	359	47.00	
Total:	**690**	**154,066,692.12**	**100.00**	**358**	**41.16**	

Minimum: 5.500
Maximum: 12.350
Weighted Average: 7.687

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
2.000 - 2.249	1	217,000.00	0.14	359	19.00	
2.750 - 2.999	11	2,539,286.27	1.65	359	39.17	
3.000 - 3.249	32	7,273,593.55	4.72	356	40.59	
3.250 - 3.499	1	201,741.06	0.13	359	38.00	
4.000 - 4.249	4	900,340.31	0.58	359	43.59	
4.250 - 4.499	25	5,514,561.96	3.58	355	41.54	
4.500 - 4.749	1	220,000.00	0.14	359	16.00	
4.750 - 4.999	6	1,314,903.24	0.85	359	43.23	
5.000 - 5.249	20	4,364,651.80	2.83	359	38.18	

5.250 - 5.499	46	10,250,120.39	6.65	359	42.69	
5.500 - 5.749	68	15,092,635.87	9.80	357	41.41	
5.750 - 5.999	77	17,142,969.11	11.13	359	38.09	
6.000 - 6.249	153	34,491,156.36	22.39	358	40.81	
6.250 - 6.499	107	23,772,583.35	15.43	358	41.47	
6.500 - 6.749	74	16,523,834.95	10.73	359	42.88	
6.750 - 6.999	64	14,247,313.90	9.25	359	43.63	
Total:	**690**	**154,066,692.12**	**100.00**	**358**	**41.16**	

Minimum: 2.102
Maximum: 6.750
Weighted Average: 5.756

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
2007-07	4	919,019.15	0.60	358	46.78	
2007-08	564	125,940,680.85	81.74	358	41.26	
2007-09	1	206,100.00	0.13	360	38.00	
2008-07	3	701,700.37	0.46	358	47.59	
2008-08	115	25,616,998.19	16.63	357	40.36	
2008-09	1	228,000.00	0.15	360	46.00	
2010-08	2	454,193.56	0.29	359	36.48	
Total:	**690**	**154,066,692.12**	**100.00**	**358**	**41.16**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (
2.000	688	153,612,498.56	99.71	358	41.17	7.6
6.000	2	454,193.56	0.29	359	36.48	6.2
Total:	**690**	**154,066,692.12**	**100.00**	**358**	**41.16**	**7.6**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.012

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (
1.000	690	154,066,692.12	100.00	358	41.16	7.6
Total:	**690**	**154,066,692.12**	**100.00**	**358**	**41.16**	**7.6**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W M(
AVM Insured	191	42,800,031.32	22.14	357	39.57	
Not AVM Insured	674	150,520,193.50	77.86	355	41.22	
Total:	**865**	**193,320,224.82**	**100.00**	**355**	**40.85**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$250K < Original Balance <=$300K
592 records

Selection Criteria: $250K < Original Balance <=$300K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 592
Aggregate Scheduled Principal Balance: 161,769,726.78
Minimum Scheduled Balance: 249,795.04
Maximum Scheduled Balance: 300,000.00
Average Scheduled Balance: 273,259.67
Aggregate Original Principal Balance: 161,875,281.00
Minimum Original Balance: 250,001.00
Maximum Original Balance: 300,000.00
Average Original Balance: 273,437.97
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.209
Minimum Coupon: 5.600
Maximum Coupon: 11.990
Weighted Average Original Term: 358
Minimum Original Term: 180
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 357
Minimum Remaining Term: 179
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 5.717
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 13.414
Minimum Max Rate: 11.600
Maximum Max Rate: 17.990
Weighted Average Min Rate: 7.414
Minimum Min Rate: 5.600
Maximum Min Rate: 11.990
Weighted Average Loan-to-Value - As Provided: 78.78
Low LTV: 26.56
High LTV: 95.00
Weighted Average Fico: 625
Min FICO: 501
Max FICO: 789
Top 5 States: CA(24%),NY(13%),NJ(10%),FL(9%),MD(7%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor	311	85,043,155.10	52.57	359	41.8
2Yr/6 Mo Libor 5 Yr IO	79	21,761,595.00	13.45	359	41.2
3Yr/6 Mo Libor	36	9,736,726.30	6.02	359	40.7
3Yr/6 Mo Libor 5 Yr IO	31	8,465,819.00	5.23	359	42.4
5Yr/6 Mo Libor	2	522,603.86	0.32	359	34.5
Fixed	98	26,586,025.52	16.43	345	39.5

Fixed - 5 Yr IO	35	9,653,802.00	5.97	359	39.2
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.2**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
250,000.01 - 300,000.00	592	161,875,281.00	100.00	357	41.2
Total:	**592**	**161,875,281.00**	**100.00**	**357**	**41.2**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
200,000.01 - 250,000.00	3	749,668.47	0.46	359	31.3
250,000.01 - 300,000.00	589	161,020,058.31	99.54	357	41.2
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.2**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
121 - 180	6	1,630,299.02	1.01	179	39.47	
241 - 300	5	1,380,836.16	0.85	299	31.21	
301 - 360	581	158,758,591.60	98.14	359	41.30	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

Minimum: 179
Maximum: 360
Weighted Average: 357

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	70	19,064,259.31	11.78	351	37.94	
6.000 - 6.499	99	26,845,250.53	16.59	355	42.49	
6.500 - 6.999	174	47,735,883.18	29.51	358	40.07	
7.000 - 7.499	64	17,601,781.04	10.88	356	40.10	
7.500 - 7.999	73	19,947,919.42	12.33	359	41.57	
8.000 - 8.499	21	5,715,620.83	3.53	359	42.24	
8.500 - 8.999	37	10,087,372.40	6.24	359	45.48	
9.000 - 9.499	14	3,885,372.84	2.40	359	42.95	

9.500 - 9.999	22	6,042,619.83	3.74	359	43.63	
10.000 - 10.499	11	2,940,419.39	1.82	359	46.22	
10.500 - 10.999	2	562,783.32	0.35	359	43.48	
11.500 - 11.999	5	1,340,444.69	0.83	359	46.38	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

Minimum: 5.600
Maximum: 11.990
Weighted Average: 7.209

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
20.01 - 30.00	2	526,565.29	0.33	359	19.71	
30.01 - 40.00	3	826,972.79	0.51	359	39.85	
40.01 - 50.00	10	2,777,803.06	1.72	359	38.65	
50.01 - 60.00	33	8,986,852.22	5.56	349	37.27	
60.01 - 70.00	58	15,603,075.73	9.65	356	42.19	
70.01 - 80.00	180	49,355,667.27	30.51	359	42.88	
80.01 - 90.00	295	80,703,437.55	49.89	356	40.63	
90.01 - 100.00	11	2,989,352.87	1.85	354	42.16	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such

mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
500 - 519	20	5,432,483.05	3.36	359	43.69	8.:
520 - 539	27	7,430,528.48	4.59	359	46.21	8.'
540 - 559	49	13,534,688.60	8.37	359	41.67	8.(
560 - 579	45	12,416,805.82	7.68	359	40.82	7.'
580 - 599	52	14,103,791.59	8.72	359	41.10	7.:
600 - 619	77	21,025,354.51	13.00	358	42.05	7.:
620 - 639	81	22,043,026.25	13.63	356	40.06	7.(
640 - 659	88	24,198,553.53	14.96	351	41.31	6.'
660 - 679	70	19,017,914.30	11.76	359	41.74	6.·
680 - 699	22	6,040,974.65	3.73	356	38.21	6.'
700 - 719	8	2,184,966.23	1.35	359	37.31	6.'
720 - 739	22	5,899,053.15	3.65	341	38.36	6.(
740 - 759	20	5,370,618.77	3.32	359	40.01	6.
760 - 779	9	2,542,744.63	1.57	359	38.13	6.(
780 - 799	2	528,223.22	0.33	359	42.16	6.(
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	**7.:**

Minimum: 501
Maximum: 789
Weighted Average: 625

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
<= 20.00	15	4,069,877.77	2.52	359	14.74	
20.01 - 25.00	23	6,191,328.01	3.83	359	23.23	
25.01 - 30.00	37	10,164,459.45	6.28	354	28.01	
30.01 - 35.00	73	19,799,220.13	12.24	355	32.82	
35.01 - 40.00	83	22,793,898.59	14.09	355	37.86	
40.01 - 45.00	105	28,714,743.28	17.75	355	43.16	
45.01 - 50.00	229	62,708,713.80	38.76	358	48.38	
50.01 - 55.00	27	7,327,485.75	4.53	359	53.26	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

Minimum: 7.00
Maximum: 55.00
Weighted Average: 41.20

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W MC
California	142	39,118,723.14	24.18	357	41.05	
New York	79	21,770,708.05	13.46	358	41.44	
New Jersey	59	16,099,486.80	9.95	356	40.71	

Florida	51	13,802,258.24	8.53	355	39.40
Maryland	41	11,293,078.10	6.98	359	40.61
Massachusetts	38	10,416,945.18	6.44	357	42.38
Arizona	21	5,637,450.62	3.48	359	43.10
Washington	18	4,992,443.84	3.09	349	38.15
Pennsylvania	18	4,819,396.50	2.98	359	43.19
Illinois	16	4,330,797.14	2.68	359	43.16
Michigan	11	2,891,451.20	1.79	353	39.05
Minnesota	10	2,700,726.01	1.67	335	42.42
Nevada	9	2,376,103.97	1.47	359	41.98
New Hampshire	8	2,191,566.75	1.35	359	44.55
Connecticut	8	2,159,774.80	1.34	359	43.11
Texas	7	1,947,266.09	1.20	331	38.44
Colorado	7	1,869,816.89	1.16	359	42.54
North Carolina	7	1,862,962.93	1.15	359	46.61
Wisconsin	6	1,670,841.37	1.03	359	36.90
Hawaii	5	1,418,337.29	0.88	359	43.92
Oregon	5	1,381,330.54	0.85	359	39.95
Rhode Island	5	1,315,754.42	0.81	359	34.65
Georgia	4	1,113,139.89	0.69	359	43.47
Alabama	2	562,052.22	0.35	359	46.70
Maine	2	551,342.53	0.34	359	49.02
Ohio	2	517,646.61	0.32	359	45.95
Mississippi	1	299,563.11	0.19	359	50.00
Delaware	1	299,400.05	0.19	358	39.00
Missouri	1	288,263.04	0.18	359	16.00
Alaska	1	278,021.63	0.17	359	51.00
New Mexico	1	268,182.15	0.17	359	41.00
South Carolina	1	262,794.83	0.16	359	27.00
Washington DC	1	255,000.00	0.16	359	44.00
Wyoming	1	253,014.29	0.16	359	48.00
Utah	1	253,000.00	0.16	359	36.00
Tennessee	1	251,097.79	0.16	359	55.00
Iowa	1	249,988.77	0.15	359	39.00

Total:	592	161,769,726.78	100.00	357	41.20	

Number of States Represented: 37

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Owner Occ	583	159,301,218.31	98.47	357	41.26	
Non-Owner	7	1,934,257.64	1.20	331	38.96	
Second Home	2	534,250.83	0.33	359	32.45	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	447	122,320,362.51	75.61	356	40.85
Limited Doc	81	21,975,042.28	13.58	356	41.04
Stated Doc	64	17,474,321.99	10.80	359	43.87
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Refi-Cash Out	563	153,960,252.50	95.17	357	41.18	
Refi-No Cashout	15	4,041,116.78	2.50	335	40.82	
Purchase	14	3,768,357.50	2.33	359	42.23	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	55	14,885,126.86	9.20	359	41.34	7.4
3A	60	16,469,994.70	10.18	358	40.81	7.3
4A	70	19,017,271.92	11.76	356	39.67	6.9
5A	80	21,997,585.43	13.60	351	41.53	6.6
6A	67	18,183,364.30	11.24	359	41.99	6.4
7A	26	7,127,616.38	4.41	357	39.22	6.1
8A	54	14,612,796.15	9.03	352	38.48	6.0
A	90	24,820,380.63	15.34	359	40.38	7.5
B	46	12,647,530.68	7.82	359	44.36	8.1
C	43	11,723,225.41	7.25	359	45.04	8.6

D	1	284,834.32	0.18	359	45.00	8.:
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	**7.:**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	480	131,461,079.86	81.26	357	41.09	
Pud	51	13,677,046.67	8.45	351	42.45	
2-4 Units	29	7,886,445.15	4.88	359	43.97	
Condo	24	6,620,169.17	4.09	356	38.73	
Sfr-Attach	5	1,357,457.10	0.84	359	34.56	
Pud-Attach	3	767,528.83	0.47	359	42.68	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
0	277	75,769,178.73	46.84	358	41.59	
12	22	6,022,445.89	3.72	356	38.22	

30	6	1,574,962.93	0.97	359	45.99	
36	287	78,403,139.23	48.47	355	40.96	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGI AVEI MORT(R
Conforming	592	161,769,726.78	100.00	357	41.20	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
11.500 - 11.999	31	8,524,547.85	6.79	359	39.72	
12.000 - 12.499	71	19,312,221.10	15.38	359	43.22	
12.500 - 12.999	129	35,319,453.09	28.14	359	39.69	
13.000 - 13.499	52	14,335,844.66	11.42	359	40.60	
13.500 - 13.999	69	18,904,297.94	15.06	359	41.62	
14.000 - 14.499	17	4,561,355.31	3.63	359	42.69	
14.500 - 14.999	36	9,800,539.24	7.81	359	45.21	

15.000 - 15.499	14	3,885,372.84	3.10	359	42.95	
15.500 - 15.999	22	6,042,619.83	4.81	359	43.63	
16.000 - 16.499	11	2,940,419.39	2.34	359	46.22	
16.500 - 16.999	2	562,783.32	0.45	359	43.48	
17.500 - 17.999	5	1,340,444.69	1.07	359	46.38	
Total:	**459**	**125,529,899.26**	**100.00**	**359**	**41.70**	

Minimum: 11.600
Maximum: 17.990
Weighted Average: 13.414

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	31	8,524,547.85	6.79	359	39.72	
6.000 - 6.499	71	19,312,221.10	15.38	359	43.22	
6.500 - 6.999	129	35,319,453.09	28.14	359	39.69	
7.000 - 7.499	52	14,335,844.66	11.42	359	40.60	
7.500 - 7.999	69	18,904,297.94	15.06	359	41.62	
8.000 - 8.499	17	4,561,355.31	3.63	359	42.69	
8.500 - 8.999	36	9,800,539.24	7.81	359	45.21	
9.000 - 9.499	14	3,885,372.84	3.10	359	42.95	
9.500 - 9.999	22	6,042,619.83	4.81	359	43.63	
10.000 - 10.499	11	2,940,419.39	2.34	359	46.22	
10.500 - 10.999	2	562,783.32	0.45	359	43.48	
11.500 - 11.999	5	1,340,444.69	1.07	359	46.38	
Total:	**459**	**125,529,899.26**	**100.00**	**359**	**41.70**	

Minimum: 5.600

Maximum: 11.990
Weighted Average: 7.414

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
2.750 - 2.999	6	1,630,303.86	1.30	359	38.17	
3.000 - 3.249	23	6,337,796.54	5.05	359	41.08	
3.250 - 3.499	2	510,475.04	0.41	358	40.53	
4.000 - 4.249	4	1,045,384.92	0.83	359	44.43	
4.250 - 4.499	10	2,772,423.39	2.21	359	42.76	
4.750 - 4.999	6	1,628,710.54	1.30	359	39.68	
5.000 - 5.249	12	3,320,732.00	2.65	359	40.57	
5.250 - 5.499	46	12,557,867.49	10.00	359	42.45	
5.500 - 5.749	38	10,495,694.98	8.36	359	42.06	
5.750 - 5.999	64	17,397,492.10	13.86	359	39.55	
6.000 - 6.249	101	27,547,767.40	21.95	359	40.62	
6.250 - 6.499	72	19,676,998.82	15.68	359	41.56	
6.500 - 6.749	42	11,641,559.66	9.27	359	44.60	
6.750 - 6.999	33	8,966,692.52	7.14	359	45.52	
Total:	**459**	**125,529,899.26**	**100.00**	**359**	**41.70**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.717

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
2007-07	8	2,178,268.12	1.74	358	34.94	
2007-08	382	104,626,481.98	83.35	359	41.90	
2008-07	4	1,069,059.45	0.85	358	37.15	
2008-08	62	16,879,885.85	13.45	359	41.66	
2008-09	1	253,600.00	0.20	360	52.00	
2010-08	2	522,603.86	0.42	359	34.55	
Total:	**459**	**125,529,899.26**	**100.00**	**359**	**41.70**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
2.000	457	125,007,295.40	99.58	359	41.73	7.4
6.000	2	522,603.86	0.42	359	34.55	6.2
Total:	**459**	**125,529,899.26**	**100.00**	**359**	**41.70**	**7.4**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.017

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAC MORTGAC RATI (%
1.000	459	125,529,899.26	100.00	359	41.70	7.4
Total:	**459**	**125,529,899.26**	**100.00**	**359**	**41.70**	**7.4**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MC
AVM Insured	101	27,611,785.29	17.07	359	40.34	
Not AVM Insured	491	134,157,941.49	82.93	356	41.38	
Total:	**592**	**161,769,726.78**	**100.00**	**357**	**41.20**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made

regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$300K < Original Balance <=$350K
404 records

Selection Criteria: $300K < Original Balance <=$350K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 404
Aggregate Scheduled Principal Balance: 130,687,636.97
Minimum Scheduled Balance: 299,819.13
Maximum Scheduled Balance: 350,000.00
Average Scheduled Balance: 323,484.25
Aggregate Original Principal Balance: 130,766,282.00
Minimum Original Balance: 300,070.00
Maximum Original Balance: 350,000.00
Average Original Balance: 323,678.92
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.175
Minimum Coupon: 5.550
Maximum Coupon: 11.300
Weighted Average Original Term: 358
Minimum Original Term: 180
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 357
Minimum Remaining Term: 179
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.487
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 13.352
Minimum Max Rate: 11.550
Maximum Max Rate: 17.300
Weighted Average Min Rate: 7.352
Minimum Min Rate: 5.550
Maximum Min Rate: 11.300
Weighted Average Loan-to-Value - As Provided: 80.26
Low LTV: 40.44
High LTV: 95.00
Weighted Average Fico: 631
Min FICO: 501
Max FICO: 821
Top 5 States: CA(22%),NY(16%),NJ(11%),MA(10%),MD(7%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor	198	64,053,560.42	49.01	359	42.8
2Yr/6 Mo Libor 5 Yr IO	57	18,467,405.00	14.13	359	41.9
3Yr/6 Mo Libor	28	9,065,682.85	6.94	359	42.6
3Yr/6 Mo Libor 5 Yr IO	24	7,745,815.00	5.93	359	40.1
5Yr/6 Mo Libor	3	999,000.97	0.76	359	46.6
5Yr/6 Mo Libor 5 Yr IO	2	623,000.00	0.48	359	35.8

Fixed	59	19,146,792.73	14.65	345	38.5
Fixed - 5 Yr IO	33	10,586,380.00	8.10	359	38.3
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.5**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
300,000.01 - 350,000.00	404	130,766,282.00	100.00	357	41.5
Total:	**404**	**130,766,282.00**	**100.00**	**357**	**41.5**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
250,000.01 - 300,000.00	1	299,819.13	0.23	359	30.0
300,000.01 - 350,000.00	403	130,387,817.84	99.77	357	41.6
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.5**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
121 - 180	2	649,546.51	0.50	179	40.55	
181 - 240	3	940,361.76	0.72	239	46.36	
241 - 300	2	654,840.77	0.50	299	34.67	
301 - 360	397	128,442,887.93	98.28	359	41.59	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

Minimum: 179
Maximum: 359
Weighted Average: 357

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	35	11,423,049.38	8.74	359	37.56	
6.000 - 6.499	67	21,555,849.05	16.49	355	41.17	
6.500 - 6.999	137	44,114,181.33	33.76	356	41.45	
7.000 - 7.499	41	13,277,317.01	10.16	359	42.23	
7.500 - 7.999	44	14,314,787.96	10.95	355	41.14	
8.000 - 8.499	23	7,565,190.80	5.79	359	42.52	
8.500 - 8.999	31	10,095,659.82	7.73	359	43.05	

9.000 - 9.499	10	3,203,413.14	2.45	359	46.00	
9.500 - 9.999	9	2,904,306.86	2.22	359	47.61	
10.000 - 10.499	3	984,224.32	0.75	359	36.38	
10.500 - 10.999	3	942,259.98	0.72	359	49.13	
11.000 - 11.499	1	307,397.32	0.24	359	50.00	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

Minimum: 5.550
Maximum: 11.300
Weighted Average: 7.175

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
40.01 - 50.00	6	1,986,404.13	1.52	359	41.37	
50.01 - 60.00	11	3,591,160.19	2.75	349	34.68	
60.01 - 70.00	42	13,649,127.26	10.44	357	39.84	
70.01 - 80.00	124	39,899,114.55	30.53	357	41.35	
80.01 - 90.00	213	69,010,273.63	52.81	357	42.26	
90.01 - 100.00	8	2,551,557.21	1.95	359	45.97	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage

property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
500 - 519	8	2,607,667.41	2.00	359	46.30	9.
520 - 539	20	6,448,166.63	4.93	359	49.14	8.
540 - 559	22	7,100,674.77	5.43	359	37.24	8.
560 - 579	38	12,355,069.50	9.45	354	40.93	7.
580 - 599	39	12,579,418.49	9.63	359	42.49	7.
600 - 619	40	12,984,553.31	9.94	359	44.10	7.
620 - 639	54	17,424,495.97	13.33	359	41.28	7.
640 - 659	69	22,245,428.32	17.02	357	41.41	6.
660 - 679	44	14,293,694.54	10.94	353	40.52	6.
680 - 699	19	6,088,280.86	4.66	353	42.54	6.
700 - 719	8	2,606,137.17	1.99	359	34.39	7.
720 - 739	20	6,475,370.19	4.95	353	40.36	6.
740 - 759	11	3,610,969.23	2.76	359	37.51	6.
760 - 779	6	1,985,021.52	1.52	359	42.43	6.
780 - 799	4	1,275,404.78	0.98	359	37.27	6.
800 - 819	1	301,950.00	0.23	359	50.00	5.
820 - 839	1	305,334.28	0.23	298	24.00	6.
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	**7.**

Minimum: 501
Maximum: 821
Weighted Average: 631

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
<= 20.00	13	4,142,466.65	3.17	359	17.07	
20.01 - 25.00	17	5,469,070.99	4.18	356	23.55	
25.01 - 30.00	27	8,698,107.15	6.66	359	28.46	
30.01 - 35.00	45	14,525,494.18	11.11	355	33.21	
35.01 - 40.00	52	17,002,591.05	13.01	359	38.10	
40.01 - 45.00	62	19,932,282.01	15.25	356	43.47	
45.01 - 50.00	166	53,767,783.07	41.14	356	48.48	
50.01 - 55.00	22	7,149,841.87	5.47	359	53.65	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

Minimum: 10.00
Maximum: 55.00
Weighted Average: 41.58

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W M(
California	88	28,596,392.09	21.88	358	42.58	
New York	63	20,418,846.70	15.62	356	42.30	

New Jersey	46	14,992,002.21	11.47	359	42.40
Massachusetts	42	13,431,816.29	10.28	359	41.87
Maryland	30	9,637,657.01	7.37	359	40.62
Florida	23	7,555,667.49	5.78	359	36.23
Illinois	12	3,868,145.86	2.96	359	43.33
Wisconsin	12	3,766,809.10	2.88	349	41.09
Arizona	10	3,283,506.80	2.51	359	35.05
Pennsylvania	10	3,225,920.45	2.47	359	46.46
Washington	10	3,189,653.04	2.44	359	38.46
Hawaii	7	2,263,725.68	1.73	359	42.72
Nevada	6	1,966,661.00	1.50	359	40.93
New Hampshire	6	1,897,461.06	1.45	359	39.60
Connecticut	5	1,658,787.29	1.27	324	43.19
Georgia	5	1,643,636.57	1.26	359	40.00
Minnesota	5	1,596,581.31	1.22	347	37.50
Ohio	4	1,274,275.61	0.98	313	46.32
Michigan	3	964,034.46	0.74	359	49.66
Colorado	3	953,895.39	0.73	359	45.06
Maine	3	942,086.31	0.72	359	39.91
Rhode Island	2	646,333.22	0.49	359	47.34
Indiana	1	344,319.13	0.26	359	46.00
Oregon	1	342,635.04	0.26	359	30.00
South Carolina	1	338,449.89	0.26	359	50.00
Delaware	1	320,855.26	0.25	359	31.00
Utah	1	320,400.00	0.25	358	50.00
South Dakota	1	319,450.00	0.24	359	24.00
Tennessee	1	315,000.00	0.24	359	26.00
Idaho	1	311,297.74	0.24	359	47.00
Mississippi	1	301,334.97	0.23	359	41.00
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**

Number of States Represented: 31

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Owner Occ	397	128,418,074.92	98.26	357	41.66	
Non-Owner	4	1,270,996.77	0.97	359	29.18	
Second Home	3	998,565.28	0.76	359	46.99	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	291	94,065,115.39	71.98	358	41.28
Limited Doc	62	20,167,795.23	15.43	356	42.50
Stated Doc	51	16,454,726.35	12.59	354	42.19
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**

Top

13. PURPOSE OF THE LOANS

						WE

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	A MO
Refi-Cash Out	383	123,885,500.85	94.80	357	41.58	
Purchase	14	4,533,866.72	3.47	359	44.30	
Refi-No Cashout	7	2,268,269.40	1.74	359	36.33	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	49	15,891,123.68	12.16	359	43.10	7.4
3A	34	11,014,378.24	8.43	359	43.83	7.0
4A	47	15,212,865.25	11.64	359	40.78	6.8
5A	62	20,001,076.06	15.30	357	41.75	6.7
6A	42	13,684,670.16	10.47	353	40.05	6.4
7A	24	7,672,956.61	5.87	354	40.51	6.7
8A	42	13,630,209.37	10.43	355	39.38	6.4
A	59	19,021,467.15	14.55	356	39.82	7.1
B	24	7,808,393.24	5.97	359	44.80	8.3
C	17	5,439,578.60	4.16	359	44.52	9.0
D	4	1,310,918.61	1.00	359	50.50	9.2
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	**7.1**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	333	107,610,288.03	82.34	356	41.55	
Pud	33	10,700,934.56	8.19	359	39.52	
2-4 Units	24	7,840,718.12	6.00	359	44.53	
Condo	10	3,237,419.67	2.48	359	43.70	
Pud-Attach	3	983,276.59	0.75	359	39.58	
Sfr-Attach	1	315,000.00	0.24	359	34.00	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
0	211	68,053,761.88	52.07	359	42.46	
12	21	6,820,266.46	5.22	350	36.94	
36	172	55,813,608.63	42.71	355	41.08	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGI AVEI MORT(R
Conforming	404	130,687,636.97	100.00	357	41.58	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
11.500 - 11.999	22	7,246,280.84	7.18	359	41.53	
12.000 - 12.499	43	13,743,039.11	13.61	359	41.12	
12.500 - 12.999	98	31,471,327.99	31.17	359	42.56	
13.000 - 13.499	31	10,081,022.03	9.99	359	42.90	
13.500 - 13.999	39	12,750,131.78	12.63	359	41.41	
14.000 - 14.499	22	7,225,401.05	7.16	359	42.30	
14.500 - 14.999	31	10,095,659.82	10.00	359	43.05	
15.000 - 15.499	10	3,203,413.14	3.17	359	46.00	
15.500 - 15.999	9	2,904,306.86	2.88	359	47.61	
16.000 - 16.499	3	984,224.32	0.97	359	36.38	
16.500 - 16.999	3	942,259.98	0.93	359	49.13	
17.000 - 17.499	1	307,397.32	0.30	359	50.00	
Total:	**312**	**100,954,464.24**	**100.00**	**359**	**42.49**	

Minimum: 11.550
Maximum: 17.300
Weighted Average: 13.352

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	22	7,246,280.84	7.18	359	41.53	
6.000 - 6.499	43	13,743,039.11	13.61	359	41.12	
6.500 - 6.999	98	31,471,327.99	31.17	359	42.56	
7.000 - 7.499	31	10,081,022.03	9.99	359	42.90	
7.500 - 7.999	39	12,750,131.78	12.63	359	41.41	
8.000 - 8.499	22	7,225,401.05	7.16	359	42.30	
8.500 - 8.999	31	10,095,659.82	10.00	359	43.05	
9.000 - 9.499	10	3,203,413.14	3.17	359	46.00	
9.500 - 9.999	9	2,904,306.86	2.88	359	47.61	
10.000 - 10.499	3	984,224.32	0.97	359	36.38	
10.500 - 10.999	3	942,259.98	0.93	359	49.13	
11.000 - 11.499	1	307,397.32	0.30	359	50.00	
Total:	**312**	**100,954,464.24**	**100.00**	**359**	**42.49**	

Minimum: 5.550
Maximum: 11.300
Weighted Average: 7.352

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
2.750 - 2.999	14	4,501,788.62	4.46	359	40.50	
3.000 - 3.249	25	7,919,574.99	7.84	359	41.75	
3.500 - 3.749	1	327,886.91	0.32	358	44.00	
4.000 - 4.249	2	675,532.18	0.67	359	47.99	
4.250 - 4.499	6	1,923,939.98	1.91	359	42.24	
4.500 - 4.749	1	321,783.50	0.32	359	26.00	
4.750 - 4.999	11	3,619,923.14	3.59	359	43.45	
5.000 - 5.249	16	5,141,616.85	5.09	359	41.78	
5.250 - 5.499	16	5,156,342.33	5.11	359	39.70	
5.500 - 5.749	40	13,103,141.80	12.98	359	42.56	
5.750 - 5.999	31	9,979,577.71	9.89	359	42.14	
6.000 - 6.249	70	22,677,149.96	22.46	359	42.25	
6.250 - 6.499	39	12,636,030.76	12.52	359	41.43	
6.500 - 6.749	23	7,515,690.64	7.44	359	45.17	
6.750 - 6.999	17	5,454,484.87	5.40	359	48.36	
Total:	**312**	**100,954,464.24**	**100.00**	**359**	**42.49**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.487

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-INCOME	WI A MO

ADJUSTMENT OF THE LOANS	LOANS	CUT-OFF DATE	THE CUT-OFF DATE	(months)	(%)
2007-07	7	2,261,029.88	2.24	358	46.16
2007-08	248	80,259,935.54	79.50	359	42.59
2008-08	52	16,811,497.85	16.65	359	41.52
2010-08	5	1,622,000.97	1.61	359	42.51
Total:	**312**	**100,954,464.24**	**100.00**	**359**	**42.49**

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
2.000	307	99,332,463.27	98.39	359	42.49	7.3
6.000	5	1,622,000.97	1.61	359	42.51	5.9
Total:	**312**	**100,954,464.24**	**100.00**	**359**	**42.49**	**7.3**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.064

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%

Cap			OFF DATE			
1.000	312	100,954,464.24	100.00	359	42.49	7.3
Total:	**312**	**100,954,464.24**	**100.00**	**359**	**42.49**	**7.3**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MC
AVM Insured	55	17,837,152.32	13.65	356	40.51	
Not AVM Insured	349	112,850,484.65	86.35	357	41.75	
Total:	**404**	**130,687,636.97**	**100.00**	**357**	**41.58**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in

the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$350K < Original Balance <=$400K
208 records

Selection Criteria: $350K < Original Balance <=$400K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 208
Aggregate Scheduled Principal Balance: 77,358,308.07
Minimum Scheduled Balance: 349,735.34
Maximum Scheduled Balance: 400,000.00
Average Scheduled Balance: 371,914.94
Aggregate Original Principal Balance: 77,398,817.00
Minimum Original Balance: 350,003.00
Maximum Original Balance: 400,000.00
Average Original Balance: 372,109.70
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.220
Minimum Coupon: 5.650
Maximum Coupon: 10.500
Weighted Average Original Term: 358
Minimum Original Term: 180
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 357
Minimum Remaining Term: 179
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.586
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 13.372
Minimum Max Rate: 11.750
Maximum Max Rate: 16.500
Weighted Average Min Rate: 7.372
Minimum Min Rate: 5.750
Maximum Min Rate: 10.500
Weighted Average Loan-to-Value - As Provided: 80.58
Low LTV: 44.46
High LTV: 93.99
Weighted Average Fico: 627
Min FICO: 500
Max FICO: 797
Top 5 States: CA(32%),NY(22%),NJ(12%),MA(10%),FL(4%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	100	37,222,112.86	48.12	359	41.93
2Yr/6 Mo Libor 5 Yr IO	40	14,945,188.00	19.32	359	41.45
3Yr/6 Mo Libor	15	5,665,206.55	7.32	359	40.49
3Yr/6 Mo Libor 5 Yr IO	12	4,480,662.00	5.79	359	39.40
5Yr/6 Mo Libor 5 Yr IO	1	367,500.00	0.48	359	38.00
Fixed	19	6,996,310.66	9.04	340	41.68

Fixed - 5 Yr IO	21	7,681,328.00	9.93	359	38.01
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
350,000.01 - 400,000.00	208	77,398,817.00	100.00	357	41.15
Total:	**208**	**77,398,817.00**	**100.00**	**357**	**41.15**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
300,000.01 - 350,000.00	1	349,735.34	0.45	359	50.00
350,000.01 - 400,000.00	207	77,008,572.73	99.55	357	41.11
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
121 - 180	1	350,774.07	0.45	179	34.00	
181 - 240	1	365,761.60	0.47	239	48.00	
241 - 300	1	369,440.97	0.48	299	50.00	
301 - 360	205	76,272,331.43	98.60	359	41.11	
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	

Minimum: 179
Maximum: 359
Weighted Average: 357

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	16	5,876,636.83	7.60	344	37.43	
6.000 - 6.499	43	15,981,359.16	20.66	359	38.67	
6.500 - 6.999	57	21,334,350.86	27.58	357	41.24	
7.000 - 7.499	20	7,441,453.37	9.62	359	43.11	
7.500 - 7.999	30	11,145,448.37	14.41	359	40.64	
8.000 - 8.499	11	3,974,309.03	5.14	359	44.45	
8.500 - 8.999	16	5,997,767.72	7.75	359	42.60	

9.000 - 9.499	5	1,858,039.57	2.40	359	49.17	
9.500 - 9.999	6	2,211,080.35	2.86	359	50.33	
10.000 - 10.499	3	1,166,010.65	1.51	359	39.66	
10.500 - 10.999	1	371,852.16	0.48	359	30.00	
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	

Minimum: 5.650
Maximum: 10.500
Weighted Average: 7.220

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
40.01 - 50.00	2	772,681.33	1.00	359	47.51	
50.01 - 60.00	6	2,212,000.30	2.86	359	38.40	
60.01 - 70.00	20	7,382,959.20	9.54	359	43.99	
70.01 - 80.00	75	28,082,952.98	36.30	358	40.12	
80.01 - 90.00	103	38,193,055.05	49.37	356	41.38	
90.01 - 100.00	2	714,659.21	0.92	359	42.01	
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAC RATI (%
500 - 519	4	1,467,351.91	1.90	359	44.19	8.4
520 - 539	13	4,878,116.46	6.31	359	44.18	8.6
540 - 559	15	5,571,536.04	7.20	359	41.06	8.3
560 - 579	20	7,432,343.28	9.61	359	44.72	7.5
580 - 599	17	6,412,302.04	8.29	359	40.84	7.3
600 - 619	18	6,686,099.04	8.64	359	43.95	7.4
620 - 639	27	10,014,603.62	12.95	359	39.94	7.2
640 - 659	40	14,957,250.85	19.34	356	39.11	6.7
660 - 679	23	8,455,458.08	10.93	352	38.89	6.6
680 - 699	10	3,661,725.39	4.73	359	43.82	6.6
700 - 719	3	1,125,351.03	1.45	359	40.78	6.6
720 - 739	10	3,702,336.76	4.79	359	38.84	6.4
740 - 759	1	350,676.47	0.45	359	50.00	6.4
760 - 779	3	1,160,440.97	1.50	340	45.20	6.1
780 - 799	4	1,482,716.13	1.92	359	35.36	6.3
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	**7.2**

Minimum: 500
Maximum: 797
Weighted Average: 627

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
<= 20.00	9	3,336,506.17	4.31	359	14.78	
20.01 - 25.00	9	3,459,475.77	4.47	359	23.54	
25.01 - 30.00	13	4,720,923.76	6.10	359	28.31	
30.01 - 35.00	18	6,723,244.70	8.69	350	32.60	
35.01 - 40.00	33	12,205,474.13	15.78	359	38.04	
40.01 - 45.00	30	11,130,456.41	14.39	359	43.15	
45.01 - 50.00	86	32,035,144.50	41.41	357	48.58	
50.01 - 55.00	10	3,747,082.63	4.84	359	53.20	
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	

Minimum: 8.00
Maximum: 55.00
Weighted Average: 41.15

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
California	67	25,092,614.35	32.44	359	40.03	
New York	45	16,715,838.31	21.61	351	43.37	
New Jersey	24	8,956,569.00	11.58	359	38.59	
Massachusetts	21	7,745,613.50	10.01	359	37.07	
Florida	9	3,316,099.97	4.29	359	43.41	

Maryland	7	2,512,112.00	3.25	359	49.85	
Washington	5	1,823,838.96	2.36	359	38.28	
Illinois	4	1,553,686.28	2.01	359	42.24	
Texas	3	1,144,847.58	1.48	359	50.96	
Pennsylvania	3	1,132,081.76	1.46	359	50.34	
Hawaii	3	1,114,804.18	1.44	359	40.07	
Minnesota	2	759,011.79	0.98	359	50.37	
Connecticut	2	746,394.28	0.96	359	49.00	
Nevada	2	737,000.00	0.95	359	41.07	
Georgia	2	719,665.00	0.93	359	44.01	
New Hampshire	1	390,715.57	0.51	359	43.00	
Colorado	1	379,004.00	0.49	359	38.00	
Ohio	1	373,289.51	0.48	359	37.00	
Missouri	1	367,500.00	0.48	359	38.00	
Alabama	1	360,000.00	0.47	359	27.00	
South Carolina	1	359,980.00	0.47	359	49.00	
Delaware	1	355,268.63	0.46	359	18.00	
Montana	1	351,696.93	0.45	359	28.00	
Wisconsin	1	350,676.47	0.45	359	50.00	
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	

Number of States Represented: 24

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MOR1
Owner Occ	205	76,233,934.44	98.55	357	41.15	
Non-Owner	3	1,124,373.63	1.45	359	41.39	

Total:	208	77,358,308.07	100.00	357	41.15

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	164	60,870,595.43	78.69	357	41.01
Stated Doc	25	9,473,545.54	12.25	359	43.03
Limited Doc	19	7,014,167.10	9.07	359	39.84
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Refi-Cash Out	200	74,361,778.69	96.13	357	41.08	
Purchase	5	1,883,047.41	2.43	359	38.72	
Refi-No Cashout	3	1,113,481.97	1.44	359	50.40	
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	15	5,564,584.48	7.19	359	39.71	7.7
3A	17	6,321,216.19	8.17	359	40.19	7.0
4A	25	9,278,639.98	11.99	359	39.95	7.0
5A	34	12,720,827.82	16.44	356	41.02	6.6
6A	21	7,717,458.08	9.98	351	38.02	6.5
7A	10	3,656,030.10	4.73	359	43.01	6.5
8A	20	7,456,521.36	9.64	356	39.90	6.4
A	38	14,208,512.62	18.37	359	42.41	7.4
B	13	4,802,033.88	6.21	359	46.32	8.8
C	13	4,870,844.88	6.30	359	43.81	8.6
D	2	761,638.68	0.98	359	38.70	9.7
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	**7.2**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
Sfr	169	62,882,656.74	81.29	357	41.15	
2-4 Units	22	8,203,440.08	10.60	359	41.49	
Pud	8	2,951,511.77	3.82	359	44.16	
Condo	7	2,601,147.18	3.36	359	36.86	

Sfr-Attach	2	719,552.30	0.93	359	41.29	
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE AV MOF
0	105	39,055,629.36	50.49	359	41.61	
12	11	4,025,480.60	5.20	327	42.69	
24	1	360,500.00	0.47	359	48.00	
36	91	33,916,698.11	43.84	359	40.37	
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Non-Conforming	148	55,657,974.10	71.95	358	40.89	
Conforming	60	21,700,333.97	28.05	356	41.83	
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
11.500 - 11.999	6	2,229,314.00	3.56	359	33.37	
12.000 - 12.499	33	12,303,537.90	19.63	359	38.93	
12.500 - 12.999	43	16,195,490.88	25.84	359	40.78	
13.000 - 13.499	18	6,695,024.31	10.68	359	43.21	
13.500 - 13.999	27	10,038,222.84	16.01	359	42.07	
14.000 - 14.499	10	3,614,329.03	5.77	359	44.00	
14.500 - 14.999	16	5,997,767.72	9.57	359	42.60	
15.000 - 15.499	5	1,858,039.57	2.96	359	49.17	
15.500 - 15.999	6	2,211,080.35	3.53	359	50.33	
16.000 - 16.499	3	1,166,010.65	1.86	359	39.66	
16.500 - 16.999	1	371,852.16	0.59	359	30.00	
Total:	**168**	**62,680,669.41**	**100.00**	**359**	**41.48**	

Minimum: 11.750
Maximum: 16.500
Weighted Average: 13.372

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT

5.500 - 5.999	6	2,229,314.00	3.56	359	33.37	
6.000 - 6.499	33	12,303,537.90	19.63	359	38.93	
6.500 - 6.999	43	16,195,490.88	25.84	359	40.78	
7.000 - 7.499	18	6,695,024.31	10.68	359	43.21	
7.500 - 7.999	27	10,038,222.84	16.01	359	42.07	
8.000 - 8.499	10	3,614,329.03	5.77	359	44.00	
8.500 - 8.999	16	5,997,767.72	9.57	359	42.60	
9.000 - 9.499	5	1,858,039.57	2.96	359	49.17	
9.500 - 9.999	6	2,211,080.35	3.53	359	50.33	
10.000 - 10.499	3	1,166,010.65	1.86	359	39.66	
10.500 - 10.999	1	371,852.16	0.59	359	30.00	
Total:	**168**	**62,680,669.41**	**100.00**	**359**	**41.48**	

Minimum: 5.750
Maximum: 10.500
Weighted Average: 7.372

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
2.750 - 2.999	3	1,110,000.00	1.77	359	40.69	
3.000 - 3.249	12	4,470,570.25	7.13	359	33.87	
3.250 - 3.499	1	360,805.55	0.58	358	45.00	
4.000 - 4.249	1	397,329.70	0.63	359	49.00	1
4.250 - 4.499	3	1,156,356.58	1.84	359	39.92	
4.500 - 4.749	1	382,216.13	0.61	359	46.00	
4.750 - 4.999	6	2,300,069.51	3.67	359	39.75	
5.000 - 5.249	4	1,454,110.51	2.32	359	39.95	

5.250 - 5.499	16	5,859,331.71	9.35	359	39.52	
5.500 - 5.749	22	8,260,011.72	13.18	359	42.01	
5.750 - 5.999	24	8,983,523.81	14.33	359	41.14	
6.000 - 6.249	21	7,803,999.01	12.45	359	42.35	
6.250 - 6.499	36	13,462,270.81	21.48	359	42.81	
6.500 - 6.749	9	3,339,570.97	5.33	359	45.88	
6.750 - 6.999	9	3,340,503.15	5.33	359	43.79	
Total:	**168**	**62,680,669.41**	**100.00**	**359**	**41.48**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.586

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-07	3	1,087,714.04	1.74	358	44.04	
2007-08	137	51,079,586.82	81.49	359	41.74	
2008-08	27	10,145,868.55	16.19	359	40.01	
2010-08	1	367,500.00	0.59	359	38.00	
Total:	**168**	**62,680,669.41**	**100.00**	**359**	**41.48**	

Top

22. Initial Periodic Rate Cap

						WEIGHTEI

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	AVERAGI MORTGAGI RATE: (%
2.000	167	62,313,169.41	99.41	359	41.50	7.38
6.000	1	367,500.00	0.59	359	38.00	6.12
Total:	**168**	**62,680,669.41**	**100.00**	**359**	**41.48**	**7.37**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.023

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
1.000	168	62,680,669.41	100.00	359	41.48	7.37
Total:	**168**	**62,680,669.41**	**100.00**	**359**	**41.48**	**7.37**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL BALANCE	REMAINING TERM TO	WEIGHTED AVERAGE DEBT-TO-	WE A MO

AVM	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	AS OF THE CUT-OFF DATE	MATURITY (months)	INCOME (%)
AVM Insured	28	10,411,708.31	13.46	359	38.39
Not AVM Insured	180	66,946,599.76	86.54	357	41.58
Total:	**208**	**77,358,308.07**	**100.00**	**357**	**41.15**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$400K < Original Balance <=$450K
130 records

Selection Criteria: $400K < Original Balance <=$450K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 130
Aggregate Scheduled Principal Balance: 55,332,426.30
Minimum Scheduled Balance: 400,600.03
Maximum Scheduled Balance: 450,000.00
Average Scheduled Balance: 425,634.05
Aggregate Original Principal Balance: 55,358,603.00
Minimum Original Balance: 401,000.00
Maximum Original Balance: 450,000.00
Average Original Balance: 425,835.41
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.161
Minimum Coupon: 5.750
Maximum Coupon: 11.550
Weighted Average Original Term: 359
Minimum Original Term: 240
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 358
Minimum Remaining Term: 239
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.435
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 13.395
Minimum Max Rate: 11.750
Maximum Max Rate: 17.550
Weighted Average Min Rate: 7.395
Minimum Min Rate: 5.750
Maximum Min Rate: 11.550
Weighted Average Loan-to-Value - As Provided: 80.75
Low LTV: 41.09
High LTV: 90.00
Weighted Average Fico: 633
Min FICO: 515
Max FICO: 764
Top 5 States: CA(42%),NY(16%),MA(8%),NJ(6%),FL(5%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	55	23,392,943.68	42.28	359	40.53
2Yr/6 Mo Libor 5 Yr IO	21	8,917,430.00	16.12	359	40.97
3Yr/6 Mo Libor	10	4,295,268.07	7.76	359	42.98
3Yr/6 Mo Libor 5 Yr IO	10	4,300,239.00	7.77	359	42.05
Fixed	12	5,099,295.55	9.22	349	41.57
Fixed - 5 Yr IO	22	9,327,250.00	16.86	359	41.85

Total:	130	55,332,426.30	100.00	358	41.23

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
400,000.01 - 450,000.00	130	55,358,603.00	100.00	358	41.23
Total:	**130**	**55,358,603.00**	**100.00**	**358**	**41.23**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
400,000.01 - 450,000.00	130	55,332,426.30	100.00	358	41.23
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
181 - 240	1	410,194.32	0.74	239	48.00	
301 - 360	129	54,922,231.98	99.26	359	41.18	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Minimum: 239
Maximum: 359
Weighted Average: 358

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	17	7,227,887.97	13.06	352	42.51	
6.000 - 6.499	28	11,826,868.96	21.37	359	41.68	
6.500 - 6.999	34	14,543,038.78	26.28	359	43.00	
7.000 - 7.499	11	4,700,053.86	8.49	359	34.01	
7.500 - 7.999	16	6,867,782.62	12.41	359	42.22	
8.000 - 8.499	7	2,924,908.11	5.29	359	37.72	
8.500 - 8.999	5	2,143,765.29	3.87	359	37.51	
9.000 - 9.499	3	1,257,356.99	2.27	359	49.04	
9.500 - 9.999	4	1,722,320.29	3.11	359	38.35	
10.000 - 10.499	3	1,264,721.13	2.29	359	34.70	

11.000 - 11.499	1	433,855.06	0.78	359	47.00	
11.500 - 11.999	1	419,867.24	0.76	359	55.00	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Minimum: 5.750
Maximum: 11.550
Weighted Average: 7.161

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R/
40.01 - 50.00	1	401,761.43	0.73	359	24.00	
50.01 - 60.00	1	449,666.03	0.81	359	49.00	
60.01 - 70.00	11	4,702,490.15	8.50	348	42.15	
70.01 - 80.00	49	20,813,771.44	37.62	359	41.13	
80.01 - 90.00	68	28,964,737.25	52.35	359	41.27	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
500 - 519	1	405,735.77	0.73	359	54.00	8.1
520 - 539	9	3,868,466.40	6.99	359	37.41	9.3
540 - 559	6	2,566,727.99	4.64	359	47.53	7.7
560 - 579	9	3,814,695.48	6.89	359	46.15	7.8
580 - 599	14	6,045,099.29	10.93	359	42.26	7.7
600 - 619	13	5,499,048.30	9.94	359	42.33	6.5
620 - 639	14	5,989,647.62	10.82	359	37.95	7.3
640 - 659	22	9,436,978.63	17.06	359	41.01	6.7
660 - 679	19	8,090,165.83	14.62	353	37.80	6.5
680 - 699	7	2,937,613.81	5.31	359	39.59	6.6
700 - 719	3	1,229,094.00	2.22	359	38.02	7.0
720 - 739	3	1,238,067.37	2.24	359	40.81	7.0
740 - 759	7	2,976,845.81	5.38	359	47.72	6.1
760 - 779	3	1,234,240.00	2.23	359	42.65	6.5
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	**7.1**

Minimum: 515
Maximum: 764
Weighted Average: 633

Top

9. DEBT TO INCOME RATIO

DEBT TO	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-	WEIGH AVER MORTG RA

INCOME RATIO	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)	
<= 20.00	7	3,023,047.80	5.46	359	14.49	
20.01 - 25.00	7	2,947,474.87	5.33	359	24.44	
25.01 - 30.00	5	2,107,582.41	3.81	359	29.19	
30.01 - 35.00	10	4,232,530.95	7.65	359	32.70	
35.01 - 40.00	16	6,806,923.12	12.30	359	37.81	
40.01 - 45.00	25	10,627,684.08	19.21	359	43.23	
45.01 - 50.00	52	22,182,415.53	40.09	357	48.18	
50.01 - 55.00	8	3,404,767.54	6.15	359	52.83	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Minimum: 2.00
Maximum: 55.00
Weighted Average: 41.23

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
California	55	23,322,128.13	42.15	359	40.10	
New York	21	8,957,659.40	16.19	354	44.66	
Massachusetts	10	4,310,735.65	7.79	359	44.65	
New Jersey	8	3,419,985.07	6.18	359	34.51	
Florida	6	2,550,229.71	4.61	359	43.73	
Maryland	6	2,524,693.58	4.56	359	39.49	
Illinois	5	2,153,770.68	3.89	359	39.59	
Washington	4	1,677,830.16	3.03	359	34.04	

North Carolina	3	1,293,048.60	2.34	359	41.41	
Wisconsin	2	874,291.20	1.58	359	50.02	
Nevada	2	872,197.44	1.58	359	46.52	
Ohio	2	850,205.80	1.54	359	40.38	
Hawaii	2	838,758.00	1.52	359	46.01	
Arizona	2	824,253.24	1.49	359	37.22	
South Carolina	1	442,639.64	0.80	359	49.00	
Michigan	1	420,000.00	0.76	359	45.00	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Number of States Represented: 16

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
Owner Occ	126	53,642,894.17	96.95	358	41.87	
Non-Owner	2	858,264.76	1.55	359	6.60	
Second Home	2	831,267.37	1.50	359	35.78	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Top

12. DOCUMENTATION

	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-

DOCUMENTATION	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)
Full Docs	96	40,960,264.36	74.03	358	40.71
Limited Doc	21	8,887,276.61	16.06	359	42.19
Stated Doc	13	5,484,885.33	9.91	359	43.51
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Refi-Cash Out	126	53,607,174.85	96.88	358	41.29	
Refi-No Cashout	3	1,305,251.45	2.36	359	40.59	
Purchase	1	420,000.00	0.76	359	35.00	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	11	4,768,141.19	8.62	359	36.71	7.6
3A	12	5,130,334.72	9.27	359	44.07	6.4

4A	13	5,569,923.77	10.07	359	40.66	7.2
5A	20	8,557,421.46	15.47	359	42.20	6.7
6A	18	7,640,535.42	13.81	353	37.61	6.4
7A	7	2,937,613.81	5.31	359	39.59	6.6
8A	16	6,678,247.18	12.07	359	43.72	6.5
A	20	8,479,756.93	15.33	359	43.11	7.5
B	8	3,436,906.90	6.21	359	40.81	9.2
C	5	2,133,544.92	3.86	359	42.70	9.0
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	**7.1**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
Sfr	111	47,283,155.54	85.45	358	40.85	
2-4 Units	8	3,386,822.96	6.12	359	44.23	
Pud	6	2,581,043.91	4.66	359	45.08	
Condo	5	2,081,403.89	3.76	359	40.20	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL BALANCE	REMAINING TERM TO	WEIGHTED AVERAGE DEBT-TO-	WE AV MOR

EXPIRATION OF PREPAYMENT PENALTY	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	AS OF THE CUT-OFF DATE	MATURITY (months)	INCOME (%)	
0	50	21,350,782.60	38.59	359	41.34	
12	6	2,546,351.49	4.60	340	47.25	
30	2	891,648.60	1.61	359	38.00	
36	72	30,543,643.61	55.20	359	40.74	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE AV MOR
Non-Conforming	120	51,106,845.34	92.36	358	40.95	
Conforming	10	4,225,580.96	7.64	359	44.58	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AVI MORT
11.500 - 11.999	9	3,881,556.05	9.49	359	41.40	

12.000 - 12.499	15	6,278,611.39	15.35	359	41.90	
12.500 - 12.999	25	10,734,784.60	26.24	359	42.88	
13.000 - 13.499	8	3,407,053.86	8.33	359	34.64	
13.500 - 13.999	15	6,437,080.74	15.74	359	42.10	
14.000 - 14.499	7	2,924,908.11	7.15	359	37.72	
14.500 - 14.999	5	2,143,765.29	5.24	359	37.51	
15.000 - 15.499	3	1,257,356.99	3.07	359	49.04	
15.500 - 15.999	4	1,722,320.29	4.21	359	38.35	
16.000 - 16.499	3	1,264,721.13	3.09	359	34.70	
17.000 - 17.499	1	433,855.06	1.06	359	47.00	
17.500 - 17.999	1	419,867.24	1.03	359	55.00	
Total:	**96**	**40,905,880.75**	**100.00**	**359**	**41.04**	

Minimum: 11.750
Maximum: 17.550
Weighted Average: 13.395

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	9	3,881,556.05	9.49	359	41.40	
6.000 - 6.499	15	6,278,611.39	15.35	359	41.90	
6.500 - 6.999	25	10,734,784.60	26.24	359	42.88	
7.000 - 7.499	8	3,407,053.86	8.33	359	34.64	
7.500 - 7.999	15	6,437,080.74	15.74	359	42.10	
8.000 - 8.499	7	2,924,908.11	7.15	359	37.72	
8.500 - 8.999	5	2,143,765.29	5.24	359	37.51	
9.000 - 9.499	3	1,257,356.99	3.07	359	49.04	

9.500 - 9.999	4	1,722,320.29	4.21	359	38.35	
10.000 - 10.499	3	1,264,721.13	3.09	359	34.70	
11.000 - 11.499	1	433,855.06	1.06	359	47.00	
11.500 - 11.999	1	419,867.24	1.03	359	55.00	
Total:	**96**	**40,905,880.75**	**100.00**	**359**	**41.04**	

Minimum: 5.750
Maximum: 11.550
Weighted Average: 7.395

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
2.750 - 2.999	4	1,673,716.37	4.09	359	39.50	
3.000 - 3.249	8	3,446,235.65	8.42	359	44.34	
4.250 - 4.499	4	1,713,270.68	4.19	359	41.28	
4.750 - 4.999	2	807,400.00	1.97	359	44.98	
5.000 - 5.249	5	2,141,875.96	5.24	359	35.77	
5.250 - 5.499	9	3,831,324.70	9.37	359	37.56	
5.500 - 5.749	13	5,490,155.31	13.42	359	41.81	
5.750 - 5.999	11	4,704,678.41	11.50	359	41.15	
6.000 - 6.249	16	6,900,705.33	16.87	359	39.01	
6.250 - 6.499	14	5,949,261.48	14.54	359	43.97	
6.500 - 6.749	5	2,113,711.94	5.17	359	41.36	
6.750 - 6.999	5	2,133,544.92	5.22	359	42.70	
Total:	**96**	**40,905,880.75**	**100.00**	**359**	**41.04**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.435

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-07	1	406,310.30	0.99	358	46.00	
2007-08	75	31,904,063.38	77.99	359	40.58	
2008-08	20	8,595,507.07	21.01	359	42.51	
Total:	**96**	**40,905,880.75**	**100.00**	**359**	**41.04**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
2.000	96	40,905,880.75	100.00	359	41.04	7.39
Total:	**96**	**40,905,880.75**	**100.00**	**359**	**41.04**	**7.39**

Minimum: 2.000
Maximum: 2.000
Weighted Average: 2.000

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
1.000	96	40,905,880.75	100.00	359	41.04	7.39
Total:	**96**	**40,905,880.75**	**100.00**	**359**	**41.04**	**7.39**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
AVM Insured	21	8,862,822.95	16.02	359	38.96	
Not AVM Insured	109	46,469,603.35	83.98	358	41.66	
Total:	**130**	**55,332,426.30**	**100.00**	**358**	**41.23**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or

additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$450K < Original Balance <=$500K
105 records

Selection Criteria: $450K < Original Balance <=$500K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 105
Aggregate Scheduled Principal Balance: 49,806,676.49
Minimum Scheduled Balance: 450,280.73
Maximum Scheduled Balance: 499,999.00
Average Scheduled Balance: 474,349.30
Aggregate Original Principal Balance: 49,826,835.00
Minimum Original Balance: 450,500.00
Maximum Original Balance: 499,999.00
Average Original Balance: 474,541.29
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.091
Minimum Coupon: 5.700
Maximum Coupon: 10.750
Weighted Average Original Term: 360
Minimum Original Term: 360
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 359
Minimum Remaining Term: 358
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 5.489
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 13.302
Minimum Max Rate: 11.750
Maximum Max Rate: 16.750
Weighted Average Min Rate: 7.302
Minimum Min Rate: 5.750
Maximum Min Rate: 10.750
Weighted Average Loan-to-Value - As Provided: 80.97
Low LTV: 60.00
High LTV: 90.00
Weighted Average Fico: 644
Min FICO: 504
Max FICO: 811
Top 5 States: CA(44%),NY(19%),NJ(11%),MA(7%),HI(3%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	36	17,096,707.30	34.33	359	43.67
2Yr/6 Mo Libor 5 Yr IO	33	15,587,512.00	31.30	359	40.48
3Yr/6 Mo Libor	3	1,424,463.82	2.86	359	44.71
3Yr/6 Mo Libor 5 Yr IO	6	2,773,166.00	5.57	359	43.00
5Yr/6 Mo Libor 5 Yr IO	1	481,000.00	0.97	359	49.00
Fixed	16	7,645,204.37	15.35	359	41.35

Fixed - 5 Yr IO	10	4,798,623.00	9.63	359	41.49
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
450,000.01 - 500,000.00	105	49,826,835.00	100.00	359	42.15
Total:	**105**	**49,826,835.00**	**100.00**	**359**	**42.15**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
450,000.01 - 500,000.00	105	49,806,676.49	100.00	359	42.15
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
301 - 360	105	49,806,676.49	100.00	359	42.15	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

Minimum: 358
Maximum: 360
Weighted Average: 359

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVI MORT
5.500 - 5.999	15	7,118,269.21	14.29	359	39.32	
6.000 - 6.499	24	11,282,284.66	22.65	359	42.33	
6.500 - 6.999	26	12,367,901.28	24.83	359	41.20	
7.000 - 7.499	9	4,342,181.72	8.72	359	42.69	
7.500 - 7.999	10	4,759,061.80	9.56	359	41.77	
8.000 - 8.499	5	2,358,102.86	4.73	359	42.69	
8.500 - 8.999	10	4,735,939.08	9.51	359	44.71	
9.000 - 9.499	1	467,752.24	0.94	359	51.00	
9.500 - 9.999	3	1,409,561.52	2.83	359	48.05	
10.000 - 10.499	1	479,805.09	0.96	359	42.00	
10.500 - 10.999	1	485,817.03	0.98	359	49.00	

Total:	105	49,806,676.49	100.00	359	42.15	

Minimum: 5.700
Maximum: 10.750
Weighted Average: 7.091

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
50.01 - 60.00	1	494,478.26	0.99	359	51.00	
60.01 - 70.00	12	5,720,989.55	11.49	359	38.61	
70.01 - 80.00	34	16,168,247.29	32.46	359	42.12	
80.01 - 90.00	58	27,422,961.39	55.06	359	42.74	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
500 - 519	1	479,723.83	0.96	359	53.00	8.7
520 - 539	5	2,336,584.60	4.69	359	46.31	8.5
540 - 559	3	1,388,878.69	2.79	359	46.88	8.8
560 - 579	3	1,420,599.42	2.85	359	41.61	8.3
580 - 599	10	4,780,912.83	9.60	359	43.30	7.2
600 - 619	7	3,334,487.67	6.69	359	46.35	7.6
620 - 639	18	8,617,469.40	17.30	359	39.07	7.2
640 - 659	25	11,763,543.09	23.62	359	41.74	6.6
660 - 679	11	5,220,601.89	10.48	359	40.29	6.8
680 - 699	8	3,760,788.00	7.55	359	40.39	6.9
700 - 719	1	493,000.00	0.99	359	30.00	5.9
720 - 739	5	2,375,058.88	4.77	359	47.81	6.0
740 - 759	4	1,900,488.05	3.82	359	47.04	6.7
760 - 779	3	1,464,986.10	2.94	359	36.07	5.8
800 - 819	1	469,554.04	0.94	359	41.00	6.2
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	**7.0**

Minimum: 504
Maximum: 811
Weighted Average: 644

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA

			OFF DATE			
<= 20.00	2	953,533.21	1.91	359	10.92	
20.01 - 25.00	4	1,862,170.75	3.74	359	24.51	
25.01 - 30.00	8	3,827,676.96	7.69	359	28.26	
30.01 - 35.00	4	1,920,306.11	3.86	359	33.24	
35.01 - 40.00	20	9,535,301.26	19.14	359	38.15	
40.01 - 45.00	16	7,648,322.20	15.36	359	42.88	
45.01 - 50.00	43	20,275,276.30	40.71	359	48.24	
50.01 - 55.00	8	3,784,089.70	7.60	359	53.21	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

Minimum: 7.00
Maximum: 55.00
Weighted Average: 42.15

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
California	47	22,117,103.87	44.41	359	42.37	
New York	20	9,558,015.17	19.19	359	43.97	
New Jersey	12	5,713,301.91	11.47	359	41.41	
Massachusetts	7	3,310,500.11	6.65	359	44.25	
Hawaii	3	1,451,914.67	2.92	359	45.29	
Maryland	3	1,444,083.16	2.90	359	43.99	
Florida	3	1,430,011.05	2.87	359	36.21	
Connecticut	2	965,805.09	1.94	359	37.97	
Illinois	2	952,667.05	1.91	359	22.68	
Michigan	1	495,000.00	0.99	359	44.00	

Alabama	1	487,000.00	0.98	359	49.00	
Arizona	1	478,000.00	0.96	359	36.00	
Pennsylvania	1	471,229.52	0.95	359	37.00	
Tennessee	1	466,500.00	0.94	359	42.00	
Washington	1	465,544.89	0.93	359	42.00	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

Number of States Represented: 15

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
Owner Occ	103	48,828,326.05	98.04	359	42.11	
Non-Owner	2	978,350.44	1.96	359	44.02	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	77	36,471,239.25	73.23	359	41.67
Stated Doc	15	7,208,424.40	14.47	359	42.53

Limited Doc	13	6,127,012.84	12.30	359	44.51
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Refi-Cash Out	100	47,405,855.36	95.18	359	42.04	
Refi-No Cashout	3	1,444,526.22	2.90	359	41.05	
Purchase	2	956,294.91	1.92	359	49.00	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	14	6,636,996.51	13.33	359	45.36	7.4
3A	5	2,424,669.13	4.87	359	44.79	7.6
4A	16	7,652,348.81	15.36	359	39.10	7.1
5A	24	11,298,746.38	22.69	359	41.44	6.6
6A	10	4,724,951.97	9.49	359	39.37	6.7
7A	8	3,760,788.00	7.55	359	40.39	6.9

8A	14	6,703,087.07	13.46	359	43.24	6.2
A	6	2,858,694.37	5.74	359	40.50	7.9
B	6	2,806,949.10	5.64	359	48.99	9.0
C	2	939,445.15	1.89	359	43.70	8.6
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	**7.0**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
Sfr	89	42,279,923.43	84.89	359	41.87	
2-4 Units	8	3,762,271.34	7.55	359	44.22	
Pud	6	2,857,361.72	5.74	359	43.26	
Condo	2	907,120.00	1.82	359	42.98	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MOI
0	47	22,317,281.86	44.81	359	42.19	

12	9	4,339,453.82	8.71	359	41.80	
36	49	23,149,940.81	46.48	359	42.17	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Non-Conforming	96	45,527,742.72	91.41	359	42.01	
Conforming	9	4,278,933.77	8.59	359	43.64	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT
11.500 - 11.999	8	3,717,870.52	9.95	359	38.71	
12.000 - 12.499	14	6,545,304.74	17.52	359	43.12	
12.500 - 12.999	20	9,519,818.19	25.48	359	41.31	
13.000 - 13.499	8	3,848,181.72	10.30	359	42.78	
13.500 - 13.999	9	4,294,403.46	11.49	359	41.10	
14.000 - 14.499	5	2,358,102.86	6.31	359	42.69	

14.500 - 14.999	9	4,236,231.75	11.34	359	44.20	
15.000 - 15.499	1	467,752.24	1.25	359	51.00	
15.500 - 15.999	3	1,409,561.52	3.77	359	48.05	
16.000 - 16.499	1	479,805.09	1.28	359	42.00	
16.500 - 16.999	1	485,817.03	1.30	359	49.00	
Total:	**79**	**37,362,849.12**	**100.00**	**359**	**42.39**	

Minimum: 11.750
Maximum: 16.750
Weighted Average: 13.302

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	8	3,717,870.52	9.95	359	38.71	
6.000 - 6.499	14	6,545,304.74	17.52	359	43.12	
6.500 - 6.999	20	9,519,818.19	25.48	359	41.31	
7.000 - 7.499	8	3,848,181.72	10.30	359	42.78	
7.500 - 7.999	9	4,294,403.46	11.49	359	41.10	
8.000 - 8.499	5	2,358,102.86	6.31	359	42.69	
8.500 - 8.999	9	4,236,231.75	11.34	359	44.20	
9.000 - 9.499	1	467,752.24	1.25	359	51.00	
9.500 - 9.999	3	1,409,561.52	3.77	359	48.05	
10.000 - 10.499	1	479,805.09	1.28	359	42.00	
10.500 - 10.999	1	485,817.03	1.30	359	49.00	
Total:	**79**	**37,362,849.12**	**100.00**	**359**	**42.39**	

Minimum: 5.750
Maximum: 10.750
Weighted Average: 7.302

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
2.750 - 2.999	3	1,434,234.30	3.84	359	48.68	
3.000 - 3.249	3	1,403,700.00	3.76	359	44.59	
4.000 - 4.249	1	486,000.00	1.30	359	7.00	
4.250 - 4.499	1	466,667.05	1.25	359	39.00	
4.500 - 4.749	1	450,870.77	1.21	359	48.00	
5.000 - 5.249	10	4,705,487.16	12.59	359	42.45	
5.250 - 5.499	9	4,214,159.79	11.28	359	43.04	
5.500 - 5.749	12	5,626,576.00	15.06	359	35.99	
5.750 - 5.999	11	5,288,160.90	14.15	359	41.93	
6.000 - 6.249	16	7,661,206.61	20.50	359	45.05	
6.250 - 6.499	6	2,821,259.23	7.55	359	43.36	
6.500 - 6.749	4	1,865,082.16	4.99	359	50.65	
6.750 - 6.999	2	939,445.15	2.51	359	43.70	
Total:	**79**	**37,362,849.12**	**100.00**	**359**	**42.39**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.489

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-07	2	959,999.00	2.57	358	32.79	
2007-08	66	31,231,220.30	83.59	359	42.42	
2007-09	1	493,000.00	1.32	360	43.00	
2008-08	9	4,197,629.82	11.23	359	43.58	
2010-08	1	481,000.00	1.29	359	49.00	
Total:	**79**	**37,362,849.12**	**100.00**	**359**	**42.39**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
2.000	78	36,881,849.12	98.71	359	42.31	7.31
6.000	1	481,000.00	1.29	359	49.00	6.37
Total:	**79**	**37,362,849.12**	**100.00**	**359**	**42.39**	**7.30**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.051

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
1.000	79	37,362,849.12	100.00	359	42.39	7.30
Total:	**79**	**37,362,849.12**	**100.00**	**359**	**42.39**	**7.30**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
AVM Insured	17	7,982,414.00	16.03	359	39.81	
Not AVM Insured	88	41,824,262.49	83.97	359	42.59	
Total:	**105**	**49,806,676.49**	**100.00**	**359**	**42.15**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its

accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$50K < Original Balance <=$100K
2,021 records

Selection Criteria: $50K < Original Balance <=$100K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 2,021
Aggregate Scheduled Principal Balance: 158,239,762.90
Minimum Scheduled Balance: 59,665.58
Maximum Scheduled Balance: 100,000.00
Average Scheduled Balance: 78,297.76
Aggregate Original Principal Balance: 158,363,425.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 100,000.00
Average Original Balance: 78,358.94
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 8.625
Minimum Coupon: 5.625
Maximum Coupon: 14.150
Weighted Average Original Term: 346
Minimum Original Term: 120
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 345
Minimum Remaining Term: 119
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 6.037
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 14.806
Minimum Max Rate: 11.625
Maximum Max Rate: 20.150
Weighted Average Min Rate: 8.806
Minimum Min Rate: 5.625
Maximum Min Rate: 14.150
Weighted Average Loan-to-Value - As Provided: 72.65
Low LTV: 10.38
High LTV: 95.00
Weighted Average Fico: 599
Min FICO: 500
Max FICO: 810
Top 5 States: FL(16%),TX(10%),PA(8%),OH(6%),MI(5%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor	1,226	96,527,337.74	61.00	356	38.6
2Yr/6 Mo Libor 5 Yr IO	37	3,100,290.00	1.96	359	38.6
3Yr/6 Mo Libor	264	20,849,466.74	13.18	356	36.6
3Yr/6 Mo Libor 5 Yr IO	17	1,493,388.00	0.94	359	34.5
Fixed	455	34,510,772.17	21.81	307	38.0
Fixed - 5 Yr IO	22	1,758,508.25	1.11	359	36.2

Total:	2,021	158,239,762.90	100.00	345	38.2

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
50,000.01 - 100,000.00	2,021	158,363,425.00	100.00	345	38.22
Total:	**2,021**	**158,363,425.00**	**100.00**	**345**	**38.22**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
50,000.01 - 100,000.00	2,021	158,239,762.90	100.00	345	38.22
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
61 - 120	17	1,165,908.56	0.74	119	34.07	
121 - 180	113	8,350,468.24	5.28	179	37.08	
181 - 240	37	2,789,844.36	1.76	239	37.08	
241 - 300	8	629,840.56	0.40	299	41.15	
301 - 360	1,846	145,303,701.18	91.83	359	38.33	
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	

Minimum: 119
Maximum: 360
Weighted Average: 345

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	28	2,314,689.13	1.46	275	37.19	
6.000 - 6.499	43	3,681,417.03	2.33	321	33.99	
6.500 - 6.999	163	13,553,311.94	8.57	340	36.47	
7.000 - 7.499	170	13,746,851.88	8.69	338	37.61	
7.500 - 7.999	370	29,662,587.10	18.75	345	37.04	
8.000 - 8.499	181	14,158,386.51	8.95	346	37.26	
8.500 - 8.999	331	26,166,807.16	16.54	349	39.39	

9.000 - 9.499	139	10,713,123.63	6.77	345	38.48	
9.500 - 9.999	250	18,747,998.47	11.85	352	38.88	
10.000 - 10.499	115	8,780,121.69	5.55	354	40.30	
10.500 - 10.999	124	9,061,416.52	5.73	352	40.78	
11.000 - 11.499	36	2,651,260.82	1.68	352	37.98	
11.500 - 11.999	65	4,608,420.05	2.91	357	40.98	
12.000 - 12.499	1	66,981.46	0.04	359	33.00	
12.500 - 12.999	1	74,981.64	0.05	359	40.00	
13.000 - 13.499	2	125,972.45	0.08	359	26.13	
13.500 - 13.999	1	59,988.82	0.04	359	41.00	
14.000 - 14.499	1	65,446.60	0.04	358	49.00	
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	

Minimum: 5.625
Maximum: 14.150
Weighted Average: 8.625

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
25.00 <=	46	3,204,890.18	2.03	343	36.85	
25.01 - 30.00	15	1,065,293.77	0.67	316	42.28	
30.01 - 35.00	34	2,378,043.13	1.50	334	39.98	
35.01 - 40.00	35	2,656,729.16	1.68	327	35.43	
40.01 - 45.00	42	3,259,983.67	2.06	327	37.85	
45.01 - 50.00	60	4,507,524.16	2.85	344	34.87	
50.01 - 55.00	66	4,890,834.02	3.09	345	37.21	
55.01 - 60.00	120	9,281,342.75	5.87	343	36.72	

60.01 - 65.00	116	8,886,528.06	5.62	351	39.79	
65.01 - 70.00	154	11,676,796.81	7.38	338	37.56	
70.01 - 75.00	325	25,290,507.82	15.98	349	38.67	
75.01 - 80.00	350	27,823,693.64	17.58	345	38.41	
80.01 - 85.00	261	21,113,865.70	13.34	353	37.96	
85.01 - 90.00	385	31,209,300.72	19.72	345	38.90	
90.01 - 95.00	12	994,429.31	0.63	348	38.16	
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
500 - 519	154	11,791,315.35	7.45	355	40.26	9.
520 - 539	208	16,017,917.88	10.12	353	40.32	9.
540 - 559	248	19,345,137.13	12.23	352	37.53	9.
560 - 579	244	19,132,136.35	12.09	353	38.74	8.
580 - 599	240	18,709,630.39	11.82	350	38.79	8.
600 - 619	213	16,443,757.12	10.39	342	38.54	8.

620 - 639	209	16,647,983.36	10.52	346	37.04	7.
640 - 659	211	16,684,553.80	10.54	340	37.56	7.
660 - 679	141	11,406,706.26	7.21	338	37.35	7.
680 - 699	44	3,452,492.12	2.18	329	34.83	7.
700 - 719	29	2,288,754.06	1.45	340	36.51	7.
720 - 739	18	1,430,498.66	0.90	314	38.86	6.
740 - 759	28	2,265,915.37	1.43	286	37.81	6.
760 - 779	22	1,720,574.45	1.09	308	34.94	6.
780 - 799	9	660,372.93	0.42	298	31.77	6.
800 - 819	3	242,017.67	0.15	297	21.21	7.
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	**8.**

Minimum: 500
Maximum: 810
Weighted Average: 599

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
<= 20.00	147	11,313,237.66	7.15	345	16.41	
20.01 - 25.00	151	11,721,523.69	7.41	334	23.27	
25.01 - 30.00	193	15,040,315.18	9.50	344	27.96	
30.01 - 35.00	260	20,422,532.80	12.91	345	33.16	
35.01 - 40.00	281	22,181,804.02	14.02	347	38.17	
40.01 - 45.00	362	28,384,980.65	17.94	349	43.11	
45.01 - 50.00	500	39,415,370.24	24.91	344	48.22	
50.01 - 55.00	127	9,759,998.66	6.17	353	53.40	
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	

Minimum: 3.00
Maximum: 55.00
Weighted Average: 38.22

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W M(
Florida	308	24,627,078.67	15.56	350	38.64	
Texas	207	15,633,137.68	9.88	329	40.18	
Pennsylvania	167	13,059,072.15	8.25	345	37.59	
Ohio	128	10,173,314.22	6.43	348	36.20	
Michigan	103	8,251,444.36	5.21	354	38.51	
Illinois	85	6,783,616.07	4.29	351	38.90	
Wisconsin	73	6,030,920.16	3.81	345	38.39	
Indiana	73	5,645,842.04	3.57	350	36.61	
North Carolina	74	5,640,913.04	3.56	349	41.30	
Maryland	69	5,533,832.01	3.50	352	38.19	
Missouri	61	4,739,898.13	3.00	336	37.97	
New Jersey	59	4,667,029.55	2.95	350	35.28	
New York	60	4,568,081.42	2.89	353	38.94	
Georgia	60	4,480,518.88	2.83	342	39.51	
California	46	3,586,486.25	2.27	338	35.39	
South Carolina	40	2,975,260.92	1.88	328	37.15	
Oklahoma	39	2,807,552.97	1.77	341	42.16	
Arizona	30	2,429,246.95	1.54	355	38.55	
Mississippi	33	2,406,269.75	1.52	344	37.67	
Maine	29	2,309,716.73	1.46	345	40.57	

Arkansas	29	2,250,735.68	1.42	348	33.81
Minnesota	27	2,195,671.24	1.39	354	33.99
Massachusetts	22	1,838,984.98	1.16	359	36.65
Kansas	21	1,561,108.91	0.99	350	38.03
Louisiana	17	1,320,864.68	0.83	333	37.51
Washington	15	1,310,496.56	0.83	348	37.38
Alabama	18	1,296,095.26	0.82	329	38.38
Iowa	16	1,265,586.12	0.80	346	39.29
Colorado	15	1,175,391.69	0.74	359	38.34
New Hampshire	14	1,173,392.20	0.74	323	39.09
Tennessee	12	838,917.94	0.53	346	44.58
Oregon	9	726,573.85	0.46	359	41.50
Delaware	8	656,135.96	0.41	341	39.56
Kentucky	9	628,938.93	0.40	296	37.77
Nevada	7	608,500.07	0.38	359	29.32
New Mexico	6	470,989.52	0.30	329	36.89
Hawaii	5	432,543.89	0.27	359	33.49
Wyoming	5	383,515.10	0.24	358	36.54
South Dakota	4	333,900.51	0.21	359	40.38
Idaho	4	331,361.38	0.21	309	29.48
Connecticut	3	256,612.89	0.16	359	46.71
Rhode Island	3	221,411.91	0.14	359	40.75
Utah	3	220,178.09	0.14	359	38.86
Washington DC	2	153,211.56	0.10	359	24.70
Montana	2	139,494.17	0.09	359	27.19
Vermont	1	99,917.86	0.06	359	37.00
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**

Number of States Represented: 46

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE AV MOR
Owner Occ	1,893	148,807,306.02	94.04	345	38.18	
Non-Owner	99	7,314,730.16	4.62	350	38.37	
Second Home	29	2,117,726.72	1.34	343	40.56	
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	1,549	121,880,186.98	77.02	344	38.23
Limited Doc	288	22,292,855.74	14.09	349	37.57
Stated Doc	184	14,066,720.18	8.89	355	39.18
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME	WE A MO

THE LOANS		OFF DATE	THE CUT-OFF DATE		(%)	
Refi-Cash Out	1,880	146,684,837.00	92.70	345	38.21	
Refi-No Cashout	97	8,131,477.11	5.14	345	38.71	
Purchase	44	3,423,448.79	2.16	359	37.46	
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	237	18,607,911.13	11.76	347	37.82	8.
3A	163	12,458,423.93	7.87	341	38.71	8.
4A	166	13,222,145.88	8.36	343	37.28	7.
5A	177	13,948,959.21	8.82	336	37.65	7.
6A	120	9,756,314.14	6.17	337	37.99	7.
7A	50	3,909,552.52	2.47	336	35.91	7.
8A	85	6,758,356.31	4.27	304	35.92	6.
A	361	28,542,581.69	18.04	353	37.53	8.
B	356	27,138,754.90	17.15	353	40.00	9.
C	258	20,068,478.31	12.68	351	39.44	9.
D	48	3,828,284.88	2.42	355	37.03	9.
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	**8.**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	1,704	133,519,377.19	84.38	345	38.19	
Manu/Mobil	138	10,308,564.01	6.51	341	38.77	
Condo	60	4,953,677.71	3.13	354	37.59	
Sfr-Attach	47	3,739,466.69	2.36	351	37.27	
2-4 Units	40	3,196,436.61	2.02	352	37.50	
Pud	31	2,446,649.55	1.55	338	41.31	
Pud-Attach	1	75,591.14	0.05	359	29.00	
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
0	843	65,589,530.72	41.45	345	38.83	
12	14	1,043,649.06	0.66	345	41.63	
24	5	362,765.05	0.23	305	40.19	
30	4	259,835.24	0.16	359	47.40	
36	1,155	90,983,982.83	57.50	345	37.70	
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGI AVEI MORT(R
Conforming	2,021	158,239,762.90	100.00	345	38.22	
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
11.500 - 11.999	11	1,003,848.57	0.82	331	32.69	
12.000 - 12.499	16	1,418,020.12	1.16	351	35.25	
12.500 - 12.999	102	8,661,662.19	7.10	354	35.98	
13.000 - 13.499	105	8,655,852.49	7.10	352	38.34	
13.500 - 13.999	266	21,751,663.54	17.83	356	36.81	
14.000 - 14.499	130	10,407,796.35	8.53	357	37.68	
14.500 - 14.999	279	22,214,252.92	18.21	357	39.10	
15.000 - 15.499	117	9,042,741.85	7.41	356	38.74	
15.500 - 15.999	217	16,427,797.98	13.47	358	38.72	
16.000 - 16.499	99	7,669,655.16	6.29	357	39.86	
16.500 - 16.999	109	7,985,520.34	6.55	358	40.44	
17.000 - 17.499	31	2,314,760.67	1.90	359	37.95	

17.500 - 17.999	56	4,023,539.33	3.30	359	41.02	
18.000 - 18.499	1	66,981.46	0.05	359	33.00	
18.500 - 18.999	1	74,981.64	0.06	359	40.00	
19.000 - 19.499	2	125,972.45	0.10	359	26.13	
19.500 - 19.999	1	59,988.82	0.05	359	41.00	
20.000 - 20.499	1	65,446.60	0.05	358	49.00	
Total:	**1,544**	**121,970,482.48**	**100.00**	**356**	**38.29**	

Minimum: 11.625
Maximum: 20.150
Weighted Average: 14.806

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	11	1,003,848.57	0.82	331	32.69	
6.000 - 6.499	16	1,418,020.12	1.16	351	35.25	
6.500 - 6.999	102	8,661,662.19	7.10	354	35.98	
7.000 - 7.499	105	8,655,852.49	7.10	352	38.34	
7.500 - 7.999	266	21,751,663.54	17.83	356	36.81	
8.000 - 8.499	130	10,407,796.35	8.53	357	37.68	
8.500 - 8.999	279	22,214,252.92	18.21	357	39.10	
9.000 - 9.499	117	9,042,741.85	7.41	356	38.74	
9.500 - 9.999	217	16,427,797.98	13.47	358	38.72	
10.000 - 10.499	99	7,669,655.16	6.29	357	39.86	
10.500 - 10.999	109	7,985,520.34	6.55	358	40.44	
11.000 - 11.499	31	2,314,760.67	1.90	359	37.95	
11.500 - 11.999	56	4,023,539.33	3.30	359	41.02	

12.000 - 12.499	1	66,981.46	0.05	359	33.00	
12.500 - 12.999	1	74,981.64	0.06	359	40.00	
13.000 - 13.499	2	125,972.45	0.10	359	26.13	
13.500 - 13.999	1	59,988.82	0.05	359	41.00	
14.000 - 14.499	1	65,446.60	0.05	358	49.00	
Total:	**1,544**	**121,970,482.48**	**100.00**	**356**	**38.29**	

Minimum: 5.625
Maximum: 14.150
Weighted Average: 8.806

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
2.750 - 2.999	7	605,441.17	0.50	359	34.55	
3.000 - 3.249	12	994,948.01	0.82	359	32.83	
3.750 - 3.999	1	99,000.00	0.08	359	13.00	
4.000 - 4.249	18	1,375,434.21	1.13	359	41.19	
4.250 - 4.499	59	4,776,354.53	3.92	359	37.99	
4.500 - 4.749	1	61,169.89	0.05	359	43.00	
4.750 - 4.999	12	987,341.94	0.81	350	32.72	
5.000 - 5.249	30	2,521,218.44	2.07	354	37.52	
5.250 - 5.499	54	4,355,863.03	3.57	359	39.00	
5.500 - 5.749	97	7,919,859.94	6.49	353	36.28	
5.750 - 5.999	131	10,664,303.94	8.74	356	37.72	
6.000 - 6.249	302	23,698,797.05	19.43	356	37.49	
6.250 - 6.499	300	23,588,966.03	19.34	355	37.92	
6.500 - 6.749	310	23,831,057.46	19.54	356	39.77	

6.750 - 6.999	210	16,490,726.84	13.52	357	39.86	
Total:	**1,544**	**121,970,482.48**	**100.00**	**356**	**38.29**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 6.037

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
2007-03	1	59,753.61	0.05	354	42.00	
2007-04	2	157,571.84	0.13	355	43.82	
2007-05	2	157,090.52	0.13	356	31.76	
2007-07	14	1,095,001.84	0.90	358	38.08	
2007-08	1,238	97,692,233.93	80.09	356	38.69	
2007-09	6	465,976.00	0.38	360	40.63	
2008-07	3	192,055.36	0.16	358	32.37	
2008-08	276	21,990,049.38	18.03	356	36.53	
2008-09	2	160,750.00	0.13	360	37.11	
Total:	**1,544**	**121,970,482.48**	**100.00**	**356**	**38.29**	

Top

22. Initial Periodic Rate Cap

	NUMBER	PRINCIPAL	% OF PRINCIPAL	REMAINING	WEIGHTED AVERAGE	WEIGHTE AVERAC

Initial Periodic Rate Cap	OF MORTGAGE LOANS	BALANCE AS OF THE CUT-OFF DATE	BALANCE AS OF THE CUT-OFF DATE	TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAC RATI (%
2.000	1,544	121,970,482.48	100.00	356	38.29	8.8
Total:	**1,544**	**121,970,482.48**	**100.00**	**356**	**38.29**	**8.8**

Minimum: 2.000
Maximum: 2.000
Weighted Average: 2.000

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAC MORTGAC RATI (%
1.000	1,544	121,970,482.48	100.00	356	38.29	8.8
Total:	**1,544**	**121,970,482.48**	**100.00**	**356**	**38.29**	**8.8**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MC

AVM Insured	314	24,964,076.72	15.78	349	37.63
Not AVM Insured	1,707	133,275,686.18	84.22	345	38.33
Total:	**2,021**	**158,239,762.90**	**100.00**	**345**	**38.22**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$500K < Original Balance <=$550K
47 records

Selection Criteria: $500K < Original Balance <=$550K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 47
Aggregate Scheduled Principal Balance: 24,868,959.46
Minimum Scheduled Balance: 502,698.10
Maximum Scheduled Balance: 548,592.56
Average Scheduled Balance: 529,126.80
Aggregate Original Principal Balance: 24,883,126.00
Minimum Original Balance: 503,200.00
Maximum Original Balance: 549,000.00
Average Original Balance: 529,428.21
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.136
Minimum Coupon: 5.500
Maximum Coupon: 10.750
Weighted Average Original Term: 356
Minimum Original Term: 180
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 355
Minimum Remaining Term: 179
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.166
Minimum Margin: 2.750
Maximum Margin: 6.500
Weighted Average Max Rate: 13.285
Minimum Max Rate: 11.500
Maximum Max Rate: 16.750
Weighted Average Min Rate: 7.285
Minimum Min Rate: 5.500
Maximum Min Rate: 10.750
Weighted Average Loan-to-Value - As Provided: 81.91
Low LTV: 49.09
High LTV: 90.00
Weighted Average Fico: 652
Min FICO: 525
Max FICO: 802
Top 5 States: CA(26%),NY(17%),MA(13%),FL(11%),NV(6%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	19	10,054,498.84	40.43	359	40.73
2Yr/6 Mo Libor 5 Yr IO	10	5,340,000.00	21.47	359	41.47
3Yr/6 Mo Libor	1	526,024.04	2.12	359	48.00
3Yr/6 Mo Libor 5 Yr IO	6	3,146,800.00	12.65	359	42.61
Fixed	10	5,293,136.58	21.28	341	41.38
Fixed - 5 Yr IO	1	508,500.00	2.04	359	42.00

Total:	47	24,868,959.46	100.00	355	41.45

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
500,000.01 - 550,000.00	47	24,883,126.00	100.00	355	41.45
Total:	**47**	**24,883,126.00**	**100.00**	**355**	**41.45**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
500,000.01 - 550,000.00	47	24,868,959.46	100.00	355	41.45
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
121 - 180	1	526,253.05	2.12	179	24.00	
301 - 360	46	24,342,706.41	97.88	359	41.83	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

Minimum: 179
Maximum: 359
Weighted Average: 355

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	5	2,612,798.10	10.51	359	41.74	
6.000 - 6.499	13	6,854,856.25	27.56	345	37.06	
6.500 - 6.999	13	6,868,226.05	27.62	359	42.25	
7.000 - 7.499	3	1,614,157.18	6.49	359	46.02	
7.500 - 7.999	4	2,127,474.77	8.55	359	46.02	
8.000 - 8.499	1	543,660.13	2.19	359	22.00	
8.500 - 8.999	3	1,576,285.30	6.34	359	47.75	
9.000 - 9.499	1	531,000.00	2.14	359	41.00	
9.500 - 9.999	2	1,053,762.73	4.24	359	48.05	
10.000 - 10.499	1	543,169.67	2.18	359	42.00	

10.500 - 10.999	1	543,569.28	2.19	359	42.00	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

Minimum: 5.500
Maximum: 10.750
Weighted Average: 7.136

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R/
40.01 - 50.00	1	539,487.62	2.17	359	47.00	
60.01 - 70.00	4	2,092,551.91	8.41	359	30.63	
70.01 - 80.00	16	8,466,013.03	34.04	359	42.28	
80.01 - 90.00	26	13,770,906.90	55.37	352	42.36	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
520 - 539	2	1,082,842.53	4.35	359	48.48	9.3
560 - 579	3	1,560,993.14	6.28	359	44.28	9.5
580 - 599	3	1,625,188.59	6.54	359	40.67	7.6
600 - 619	6	3,185,952.77	12.81	359	44.51	7.8
620 - 639	6	3,152,215.87	12.68	359	35.62	7.1
640 - 659	6	3,136,800.93	12.61	329	34.04	6.3
660 - 679	9	4,796,585.38	19.29	359	41.79	6.4
680 - 699	5	2,658,009.11	10.69	359	46.29	6.4
720 - 739	2	1,035,000.00	4.16	359	42.95	7.7
740 - 759	1	539,556.49	2.17	359	50.00	6.9
760 - 779	3	1,575,214.65	6.33	359	39.85	6.3
800 - 819	1	520,600.00	2.09	359	47.00	5.5
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	**7.1**

Minimum: 525
Maximum: 802
Weighted Average: 652

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
<= 20.00	1	511,528.07	2.06	359	7.00	
20.01 - 25.00	6	3,159,495.12	12.70	329	23.31	

25.01 - 30.00	1	532,000.00	2.14	359	28.00	
30.01 - 35.00	1	533,000.00	2.14	359	34.00	
35.01 - 40.00	4	2,089,342.74	8.40	359	38.25	
40.01 - 45.00	13	6,829,056.29	27.46	359	42.91	
45.01 - 50.00	18	9,584,450.29	38.54	359	47.89	
50.01 - 55.00	3	1,630,086.95	6.55	359	54.33	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

Minimum: 7.00
Maximum: 55.00
Weighted Average: 41.45

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
California	12	6,401,169.80	25.74	359	42.55	
New York	8	4,180,895.47	16.81	359	40.18	
Massachusetts	6	3,131,820.83	12.59	359	44.20	
Florida	5	2,659,739.34	10.70	359	45.19	
Nevada	3	1,601,188.20	6.44	359	25.73	
Hawaii	2	1,088,109.11	4.38	359	46.00	
Illinois	2	1,082,744.21	4.35	359	44.99	
Washington	2	1,029,533.65	4.14	359	42.45	
Georgia	1	540,000.00	2.17	359	50.00	
New Jersey	1	540,000.00	2.17	359	49.00	
Indiana	1	537,474.57	2.16	359	21.00	
Kentucky	1	526,253.05	2.12	179	24.00	
Connecticut	1	526,024.04	2.12	359	48.00	

Colorado	1	521,309.09	2.10	359	40.00
Oregon	1	502,698.10	2.02	359	49.00
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**

Number of States Represented: 15

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
Owner Occ	47	24,868,959.46	100.00	355	41.45	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	33	17,436,542.80	70.11	354	42.33
Limited Doc	10	5,279,624.10	21.23	359	36.08
Stated Doc	4	2,152,792.56	8.66	359	47.49
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Refi-Cash Out	39	20,679,583.55	83.15	354	41.92	
Refi-No Cashout	5	2,639,674.57	10.61	359	38.33	
Purchase	3	1,549,701.34	6.23	359	40.40	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	2	1,089,586.38	4.38	359	38.53	7.6
3A	6	3,185,952.77	12.81	359	44.51	7.8
4A	6	3,152,215.87	12.68	359	35.62	7.1
5A	6	3,136,800.93	12.61	329	34.04	6.3
6A	9	4,796,585.38	19.29	359	41.79	6.4
7A	5	2,658,009.11	10.69	359	46.29	6.4
8A	7	3,670,371.14	14.76	359	43.23	6.7
A	4	2,096,595.35	8.43	359	44.47	9.0
B	2	1,082,842.53	4.35	359	48.48	9.3
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	**7.1**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
Sfr	35	18,536,471.01	74.54	354	41.89	
Pud	6	3,169,770.83	12.75	359	36.09	
2-4 Units	5	2,622,717.62	10.55	359	43.24	
Condo	1	540,000.00	2.17	359	49.00	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MOI
0	21	11,045,837.85	44.42	359	42.06	
12	2	1,052,987.84	4.23	359	47.69	
36	24	12,770,133.77	51.35	352	40.40	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Non-Conforming	43	22,785,798.33	91.62	355	41.44	
Conforming	4	2,083,161.13	8.38	359	41.48	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AVI MORT
11.500 - 11.999	4	2,110,100.00	11.07	359	40.01	
12.000 - 12.499	8	4,212,702.64	22.09	359	34.03	
12.500 - 12.999	10	5,294,675.85	27.77	359	42.11	
13.000 - 13.499	2	1,074,582.64	5.64	359	45.02	
13.500 - 13.999	4	2,127,474.77	11.16	359	46.02	
14.500 - 14.999	3	1,576,285.30	8.27	359	47.75	
15.000 - 15.499	1	531,000.00	2.78	359	41.00	
15.500 - 15.999	2	1,053,762.73	5.53	359	48.05	
16.000 - 16.499	1	543,169.67	2.85	359	42.00	
16.500 - 16.999	1	543,569.28	2.85	359	42.00	
Total:	**36**	**19,067,322.88**	**100.00**	**359**	**41.45**	

Minimum: 11.500
Maximum: 16.750

Weighted Average: 13.285

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	4	2,110,100.00	11.07	359	40.01	
6.000 - 6.499	8	4,212,702.64	22.09	359	34.03	
6.500 - 6.999	10	5,294,675.85	27.77	359	42.11	
7.000 - 7.499	2	1,074,582.64	5.64	359	45.02	
7.500 - 7.999	4	2,127,474.77	11.16	359	46.02	
8.500 - 8.999	3	1,576,285.30	8.27	359	47.75	
9.000 - 9.499	1	531,000.00	2.78	359	41.00	
9.500 - 9.999	2	1,053,762.73	5.53	359	48.05	
10.000 - 10.499	1	543,169.67	2.85	359	42.00	
10.500 - 10.999	1	543,569.28	2.85	359	42.00	
Total:	**36**	**19,067,322.88**	**100.00**	**359**	**41.45**	

Minimum: 5.500
Maximum: 10.750
Weighted Average: 7.285

Top

20. GROSS MARGINS OF THE LOANS

GROSS	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-	WEIGH AVER MORTG R/

MARGINS OF THE LOANS	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)	
2.750 - 2.999	1	504,000.00	2.64	359	45.00	
3.000 - 3.249	6	3,170,469.67	16.63	359	44.17	
4.750 - 4.999	3	1,603,556.49	8.41	359	38.71	
5.000 - 5.249	2	1,077,474.57	5.65	359	35.03	
5.250 - 5.499	4	2,144,015.44	11.24	359	43.52	
5.500 - 5.749	4	2,111,643.61	11.07	359	36.93	
5.750 - 5.999	4	2,088,015.87	10.95	359	29.58	
6.000 - 6.249	8	4,267,481.23	22.38	359	45.91	
6.250 - 6.499	3	1,560,993.14	8.19	359	44.28	
6.500 - 6.749	1	539,672.86	2.83	359	55.00	
Total:	**36**	**19,067,322.88**	**100.00**	**359**	**41.45**	

Minimum: 2.750
Maximum: 6.500
Weighted Average: 5.166

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-08	29	15,394,498.84	80.74	359	40.99	
2008-08	7	3,672,824.04	19.26	359	43.39	
Total:	**36**	**19,067,322.88**	**100.00**	**359**	**41.45**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2.000	36	19,067,322.88	100.00	359	41.45	7.28
Total:	**36**	**19,067,322.88**	**100.00**	**359**	**41.45**	**7.28**

Minimum: 2.000
Maximum: 2.000
Weighted Average: 2.000

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
1.000	36	19,067,322.88	100.00	359	41.45	7.28
Total:	**36**	**19,067,322.88**	**100.00**	**359**	**41.45**	**7.28**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

						WE

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	A MO
Not AVM Insured	47	24,868,959.46	100.00	355	41.45	
Total:	**47**	**24,868,959.46**	**100.00**	**355**	**41.45**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$550K < Original Balance <=$600K
38 records

Selection Criteria: $550K < Original Balance <=$600K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 38
Aggregate Scheduled Principal Balance: 22,091,892.86
Minimum Scheduled Balance: 550,800.00
Maximum Scheduled Balance: 600,000.00
Average Scheduled Balance: 581,365.60
Aggregate Original Principal Balance: 22,102,947.00
Minimum Original Balance: 550,800.00
Maximum Original Balance: 600,000.00
Average Original Balance: 581,656.50
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.169
Minimum Coupon: 5.990
Maximum Coupon: 9.750
Weighted Average Original Term: 360
Minimum Original Term: 360
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 359
Minimum Remaining Term: 358
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.315
Minimum Margin: 3.000
Maximum Margin: 6.500
Weighted Average Max Rate: 13.342
Minimum Max Rate: 11.990
Maximum Max Rate: 15.750
Weighted Average Min Rate: 7.342
Minimum Min Rate: 5.990
Maximum Min Rate: 9.750
Weighted Average Loan-to-Value - As Provided: 82.38
Low LTV: 63.16
High LTV: 90.00
Weighted Average Fico: 642
Min FICO: 552
Max FICO: 766
Top 5 States: CA(29%),MA(11%),FL(8%),IL(8%),MD(5%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	13	7,599,777.63	34.40	359	38.64
2Yr/6 Mo Libor 5 Yr IO	10	5,763,695.00	26.09	359	43.56
3Yr/6 Mo Libor	2	1,168,617.61	5.29	359	24.54
3Yr/6 Mo Libor 5 Yr IO	3	1,788,500.00	8.10	359	45.98
Fixed	9	5,195,302.62	23.52	359	40.45
Fixed - 5 Yr IO	1	576,000.00	2.61	359	49.00

Total:	38	22,091,892.86	100.00	359	40.47

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
550,000.01 - 600,000.00	38	22,102,947.00	100.00	359	40.47
Total:	**38**	**22,102,947.00**	**100.00**	**359**	**40.47**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
550,000.01 - 600,000.00	38	22,091,892.86	100.00	359	40.47
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
301 - 360	38	22,091,892.86	100.00	359	40.47	
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	

Minimum: 358
Maximum: 359
Weighted Average: 359

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
5.500 - 5.999	2	1,154,341.54	5.23	359	40.36	
6.000 - 6.499	8	4,570,344.76	20.69	359	42.53	
6.500 - 6.999	11	6,365,372.33	28.81	359	40.24	
7.000 - 7.499	7	4,123,792.10	18.67	359	45.09	
7.500 - 7.999	3	1,763,698.90	7.98	359	28.11	
8.000 - 8.499	2	1,178,248.19	5.33	359	30.69	
8.500 - 8.999	2	1,199,297.38	5.43	359	36.00	
9.500 - 9.999	3	1,736,797.66	7.86	359	47.21	
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	

Minimum: 5.990
Maximum: 9.750
Weighted Average: 7.169

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R/
60.01 - 70.00	5	2,888,219.95	13.07	359	43.62	
70.01 - 80.00	9	5,252,426.03	23.78	359	36.75	
80.01 - 90.00	24	13,951,246.88	63.15	359	41.22	
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%

540 - 559	3	1,760,409.09	7.97	359	40.46	8.0
560 - 579	2	1,174,920.28	5.32	359	41.47	8.1
580 - 599	4	2,369,182.65	10.72	359	37.17	7.8
600 - 619	2	1,195,183.77	5.41	359	36.01	7.9
620 - 639	7	4,073,508.10	18.44	359	43.28	7.4
640 - 659	4	2,366,650.11	10.71	359	39.23	7.0
660 - 679	9	5,156,813.24	23.34	359	40.14	6.4
680 - 699	3	1,733,953.07	7.85	359	37.41	6.8
700 - 719	2	1,126,461.53	5.10	359	50.51	6.3
720 - 739	1	554,346.54	2.51	359	31.00	5.9
760 - 779	1	580,464.48	2.63	359	48.00	6.4
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	**7.1**

Minimum: 552
Maximum: 766
Weighted Average: 642

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
<= 20.00	3	1,726,689.35	7.82	359	12.73	
20.01 - 25.00	2	1,171,653.29	5.30	359	23.02	
25.01 - 30.00	2	1,185,553.19	5.37	359	30.00	
30.01 - 35.00	4	2,266,885.86	10.26	359	32.75	
35.01 - 40.00	4	2,309,135.52	10.45	359	38.00	
40.01 - 45.00	6	3,532,218.04	15.99	359	43.83	
45.01 - 50.00	13	7,564,371.29	34.24	359	48.76	
50.01 - 55.00	4	2,335,386.32	10.57	359	53.01	

Total:	38	22,091,892.86	100.00	359	40.47	

Minimum: 3.00
Maximum: 54.00
Weighted Average: 40.47

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
California	11	6,428,732.04	29.10	359	40.23	
Massachusetts	4	2,334,094.17	10.57	359	43.70	
Florida	3	1,733,953.95	7.85	359	41.09	
Illinois	3	1,703,762.81	7.71	359	47.19	
Maryland	2	1,198,545.72	5.43	359	48.50	
New Jersey	2	1,167,214.97	5.28	359	26.12	
Pennsylvania	2	1,156,926.99	5.24	359	34.97	
Connecticut	2	1,139,432.82	5.16	358	44.74	
North Carolina	1	600,000.00	2.72	359	48.00	
Washington	1	599,720.07	2.71	359	39.00	
Texas	1	599,530.93	2.71	359	49.00	
Washington DC	1	597,915.45	2.71	359	37.00	
Georgia	1	595,800.00	2.70	359	45.00	
Arizona	1	579,630.15	2.62	359	19.00	
Nevada	1	554,346.54	2.51	359	31.00	
New York	1	551,486.25	2.50	359	34.00	
Maine	1	550,800.00	2.49	359	44.00	
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	

Number of States Represented: 17

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AVI MORT
Owner Occ	37	21,512,262.71	97.38	359	41.05	
Non-Owner	1	579,630.15	2.62	359	19.00	
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	32	18,566,775.29	84.04	359	40.81
Limited Doc	5	2,925,122.57	13.24	359	36.56
Stated Doc	1	599,995.00	2.72	359	49.00
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Refi-Cash Out	36	20,911,428.38	94.66	359	40.13	
Refi-No Cashout	2	1,180,464.48	5.34	359	46.48	
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	4	2,327,125.59	10.53	359	30.14	7.1
3A	2	1,195,183.77	5.41	359	36.01	7.9
4A	5	2,908,233.18	13.16	359	45.31	6.9
5A	3	1,799,071.65	8.14	359	50.67	6.8
6A	9	5,156,813.24	23.34	359	40.14	6.4
7A	4	2,306,914.60	10.44	359	44.15	6.5
8A	2	1,134,811.02	5.14	359	39.70	6.2
A	7	4,078,146.12	18.46	359	38.89	8.1
B	2	1,185,593.69	5.37	359	38.33	9.2
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	**7.1**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVER MORTG R
Sfr	31	17,974,390.24	81.36	359	40.30	
Pud	4	2,333,507.62	10.56	359	37.01	
2-4 Units	3	1,783,995.00	8.08	359	46.67	
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
0	14	8,153,668.67	36.91	359	42.68	
12	1	551,486.25	2.50	359	34.00	
24	1	595,800.00	2.70	359	45.00	
30	1	600,000.00	2.72	359	48.00	
36	21	12,190,937.94	55.18	359	38.69	
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE] A\ MOF
Non-Conforming	36	20,907,892.86	94.64	359	40.18	
Conforming	2	1,184,000.00	5.36	359	45.49	
Total:	**38**	**22,091,892.86**	**100.00**	**359**	**40.47**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MOR]
11.500 - 11.999	1	599,995.00	3.68	359	49.00	
12.000 - 12.499	3	1,707,033.18	10.46	359	39.96	
12.500 - 12.999	9	5,209,891.59	31.92	359	41.97	
13.000 - 13.499	6	3,524,246.38	21.59	359	43.58	
13.500 - 13.999	3	1,763,698.90	10.81	359	28.11	
14.000 - 14.499	1	579,630.15	3.55	359	19.00	
14.500 - 14.999	2	1,199,297.38	7.35	359	36.00	
15.500 - 15.999	3	1,736,797.66	10.64	359	47.21	
Total:	**28**	**16,320,590.24**	**100.00**	**359**	**40.17**	

Minimum: 11.990
Maximum: 15.750
Weighted Average: 13.342

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R/
5.500 - 5.999	1	599,995.00	3.68	359	49.00	
6.000 - 6.499	3	1,707,033.18	10.46	359	39.96	
6.500 - 6.999	9	5,209,891.59	31.92	359	41.97	
7.000 - 7.499	6	3,524,246.38	21.59	359	43.58	
7.500 - 7.999	3	1,763,698.90	10.81	359	28.11	
8.000 - 8.499	1	579,630.15	3.55	359	19.00	
8.500 - 8.999	2	1,199,297.38	7.35	359	36.00	
9.500 - 9.999	3	1,736,797.66	10.64	359	47.21	
Total:	**28**	**16,320,590.24**	**100.00**	**359**	**40.17**	

Minimum: 5.990
Maximum: 9.750
Weighted Average: 7.342

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R/
3.000 - 3.249	4	2,334,094.17	14.30	359	43.70	
4.250 - 4.499	2	1,105,144.77	6.77	359	50.00	
4.750 - 4.999	1	599,000.00	3.67	359	43.00	
5.000 - 5.249	2	1,111,500.00	6.81	359	38.01	

5.250 - 5.499	3	1,730,400.00	10.60	359	40.66	
5.500 - 5.749	1	599,530.93	3.67	359	49.00	
5.750 - 5.999	4	2,354,733.18	14.43	359	47.50	
6.000 - 6.249	5	2,923,691.32	17.91	359	30.11	
6.250 - 6.499	4	2,376,902.18	14.56	359	35.89	
6.500 - 6.749	2	1,185,593.69	7.26	359	38.33	
Total:	**28**	**16,320,590.24**	**100.00**	**359**	**40.17**	

Minimum: 3.000
Maximum: 6.500
Weighted Average: 5.315

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-07	1	585,932.82	3.59	358	53.00	
2007-08	22	12,777,539.81	78.29	359	40.20	
2008-08	5	2,957,117.61	18.12	359	37.51	
Total:	**28**	**16,320,590.24**	**100.00**	**359**	**40.17**	

Top

22. Initial Periodic Rate Cap

Initial	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-	WEIGHTEI AVERAGI MORTGAGI RATE:

Periodic Rate Cap	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)	(%
2.000	28	16,320,590.24	100.00	359	40.17	7.34
Total:	**28**	**16,320,590.24**	**100.00**	**359**	**40.17**	**7.34**

Minimum: 2.000
Maximum: 2.000
Weighted Average: 2.000

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
1.000	28	16,320,590.24	100.00	359	40.17	7.34
Total:	**28**	**16,320,590.24**	**100.00**	**359**	**40.17**	**7.34**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Not AVM Insured	38	22,091,892.86	100.00	359	40.47	

Total:		38	22,091,892.86	100.00	359	40.47

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$600K < Original Balance <=$650K
20 records

Selection Criteria: $600K < Original Balance <=$650K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 20
Aggregate Scheduled Principal Balance: 12,624,482.20
Minimum Scheduled Balance: 599,624.99
Maximum Scheduled Balance: 650,000.00
Average Scheduled Balance: 631,224.11
Aggregate Original Principal Balance: 12,630,004.00
Minimum Original Balance: 600,200.00
Maximum Original Balance: 650,000.00
Average Original Balance: 631,500.20
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 6.753
Minimum Coupon: 5.500
Maximum Coupon: 8.150
Weighted Average Original Term: 354
Minimum Original Term: 240
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 353
Minimum Remaining Term: 239
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 4.710
Minimum Margin: 3.000
Maximum Margin: 6.250
Weighted Average Max Rate: 12.803
Minimum Max Rate: 11.500
Maximum Max Rate: 14.150
Weighted Average Min Rate: 6.803
Minimum Min Rate: 5.500
Maximum Min Rate: 8.150
Weighted Average Loan-to-Value - As Provided: 80.40
Low LTV: 65.99
High LTV: 85.00
Weighted Average Fico: 664
Min FICO: 572
Max FICO: 790
Top 5 States: CA(45%),MA(25%),FL(5%),GA(5%),WA(5%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	3	1,877,883.26	14.87	359	49.35
2Yr/6 Mo Libor 5 Yr IO	6	3,817,500.00	30.24	359	44.13
3Yr/6 Mo Libor	1	599,624.99	4.75	359	23.00
3Yr/6 Mo Libor 5 Yr IO	3	1,885,499.00	14.94	359	39.54
Fixed	5	3,183,974.95	25.22	335	41.97
Fixed - 5 Yr IO	2	1,260,000.00	9.98	359	47.00

Total:	20	12,624,482.20	100.00	353	42.96

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
600,000.01 - 650,000.00	20	12,630,004.00	100.00	353	42.96
Total:	**20**	**12,630,004.00**	**100.00**	**353**	**42.96**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
550,000.01 - 600,000.00	1	599,624.99	4.75	359	23.00
600,000.01 - 650,000.00	19	12,024,857.21	95.25	353	43.95
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
181 - 240	1	636,117.04	5.04	239	39.00	
301 - 360	19	11,988,365.16	94.96	359	43.17	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

Minimum: 239
Maximum: 359
Weighted Average: 353

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
5.500 - 5.999	4	2,506,117.04	19.85	329	45.46	
6.000 - 6.499	3	1,871,034.16	14.82	359	32.46	
6.500 - 6.999	5	3,142,397.79	24.89	359	41.34	
7.000 - 7.499	5	3,199,508.28	25.34	359	46.39	
7.500 - 7.999	2	1,278,533.19	10.13	359	45.85	
8.000 - 8.499	1	626,891.74	4.97	359	49.00	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

Minimum: 5.500
Maximum: 8.150
Weighted Average: 6.753

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
60.01 - 70.00	1	650,000.00	5.15	359	37.00	
70.01 - 80.00	7	4,443,483.54	35.20	342	38.53	
80.01 - 90.00	12	7,530,998.66	59.65	359	46.08	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%

560 - 579	1	626,891.74	4.97	359	49.00	8.1
620 - 639	6	3,775,589.31	29.91	359	41.01	6.9
640 - 659	5	3,152,851.92	24.97	359	44.33	6.6
660 - 679	4	2,544,032.19	20.15	359	40.41	6.9
680 - 699	1	629,000.00	4.98	359	47.00	6.6
760 - 779	2	1,267,117.04	10.04	299	42.98	6.1
780 - 799	1	629,000.00	4.98	359	48.00	5.5
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	**6.7**

Minimum: 572
Maximum: 790
Weighted Average: 664

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
20.01 - 25.00	2	1,237,123.99	9.80	359	23.52	
25.01 - 30.00	1	640,409.17	5.07	359	27.00	
35.01 - 40.00	2	1,286,117.04	10.19	300	37.99	
40.01 - 45.00	4	2,540,964.32	20.13	359	44.01	
45.01 - 50.00	10	6,291,334.49	49.83	359	47.80	
50.01 - 55.00	1	628,533.19	4.98	359	55.00	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

Minimum: 23.00
Maximum: 55.00
Weighted Average: 42.96

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
California	9	5,725,423.94	45.35	346	43.42	
Massachusetts	5	3,098,624.99	24.54	359	41.94	
Florida	1	650,000.00	5.15	359	37.00	
Georgia	1	637,502.29	5.05	359	50.00	
Washington	1	637,499.00	5.05	359	24.00	
Rhode Island	1	628,533.19	4.98	359	55.00	
Colorado	1	624,440.46	4.95	359	49.00	
New York	1	622,458.33	4.93	359	44.00	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

Number of States Represented: 8

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AVI MORT
Owner Occ	19	11,996,482.20	95.03	353	42.80	
Second Home	1	628,000.00	4.97	359	46.00	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	17	10,701,979.91	84.77	352	42.72
Stated Doc	2	1,285,000.00	10.18	359	41.45
Limited Doc	1	637,502.29	5.05	359	50.00
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
Refi-Cash Out	20	12,624,482.20	100.00	353	42.96	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

Top

14. CREDIT GRADE

	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-	WEIGHTE AVERAG MORTGAG RATE

CREDIT GRADE	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)	(%
3A	1	637,500.00	5.05	359	47.00	7.2
4A	6	3,775,589.31	29.91	359	41.01	6.9
5A	4	2,515,351.92	19.92	359	43.65	6.4
6A	4	2,544,032.19	20.15	359	40.41	6.9
7A	1	629,000.00	4.98	359	47.00	6.6
8A	3	1,896,117.04	15.02	319	44.65	5.9
A	1	626,891.74	4.97	359	49.00	8.1
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	**6.7**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
Sfr	17	10,766,857.21	85.29	352	43.83	
2-4 Units	1	629,000.00	4.98	359	43.00	
Pud	1	629,000.00	4.98	359	47.00	
Condo	1	599,624.99	4.75	359	23.00	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

			% OF		WEIGHTED	WE

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	AVERAGE DEBT-TO-INCOME (%)	AV MOR
0	8	5,015,083.32	39.73	359	41.82	
12	1	628,533.19	4.98	359	55.00	
24	1	637,502.29	5.05	359	50.00	
36	10	6,343,363.40	50.25	347	41.96	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Non-Conforming	20	12,624,482.20	100.00	353	42.96	
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
11.500 - 11.999	3	1,870,000.00	22.86	359	47.66	

12.000 - 12.499	1	599,624.99	7.33	359	23.00	
12.500 - 12.999	3	1,888,957.33	23.09	359	36.92	
13.000 - 13.499	3	1,916,500.00	23.43	359	45.66	
13.500 - 13.999	2	1,278,533.19	15.63	359	45.85	
14.000 - 14.499	1	626,891.74	7.66	359	49.00	
Total:	**13**	**8,180,507.25**	**100.00**	**359**	**42.72**	

Minimum: 11.500
Maximum: 14.150
Weighted Average: 12.803

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
5.500 - 5.999	3	1,870,000.00	22.86	359	47.66	
6.000 - 6.499	1	599,624.99	7.33	359	23.00	
6.500 - 6.999	3	1,888,957.33	23.09	359	36.92	
7.000 - 7.499	3	1,916,500.00	23.43	359	45.66	
7.500 - 7.999	2	1,278,533.19	15.63	359	45.85	
8.000 - 8.499	1	626,891.74	7.66	359	49.00	
Total:	**13**	**8,180,507.25**	**100.00**	**359**	**42.72**	

Minimum: 5.500
Maximum: 8.150
Weighted Average: 6.803

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER. MORTG. RA
3.000 - 3.249	5	3,098,624.99	37.88	359	41.94	
5.250 - 5.499	3	1,916,032.19	23.42	359	38.58	
5.750 - 5.999	3	1,901,458.33	23.24	359	44.67	
6.000 - 6.249	1	637,500.00	7.79	359	47.00	
6.250 - 6.499	1	626,891.74	7.66	359	49.00	
Total:	**13**	**8,180,507.25**	**100.00**	**359**	**42.72**	

Minimum: 3.000
Maximum: 6.250
Weighted Average: 4.710

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-08	9	5,695,383.26	69.62	359	45.85	
2008-08	4	2,485,123.99	30.38	359	35.55	
Total:	**13**	**8,180,507.25**	**100.00**	**359**	**42.72**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATES (%
2.000	13	8,180,507.25	100.00	359	42.72	6.80
Total:	**13**	**8,180,507.25**	**100.00**	**359**	**42.72**	**6.80**

Minimum: 2.000
Maximum: 2.000
Weighted Average: 2.000

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATES (%
1.000	13	8,180,507.25	100.00	359	42.72	6.80
Total:	**13**	**8,180,507.25**	**100.00**	**359**	**42.72**	**6.80**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL	REMAINING TERM TO	WEIGHTED AVERAGE	WE A MO

AVM	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	BALANCE AS OF THE CUT-OFF DATE	MATURITY (months)	DEBT-TO-INCOME (%)
Not AVM Insured	20	12,624,482.20	100.00	353	42.96
Total:	**20**	**12,624,482.20**	**100.00**	**353**	**42.96**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$650K < Original Balance <=$700K
15 records

Selection Criteria: $650K < Original Balance <=$700K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 15
Aggregate Scheduled Principal Balance: 10,080,380.35
Minimum Scheduled Balance: 650,250.00
Maximum Scheduled Balance: 699,459.33
Average Scheduled Balance: 672,025.36
Aggregate Original Principal Balance: 10,084,983.00
Minimum Original Balance: 650,250.00
Maximum Original Balance: 700,000.00
Average Original Balance: 672,332.20
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 6.790
Minimum Coupon: 5.500
Maximum Coupon: 8.400
Weighted Average Original Term: 360
Minimum Original Term: 360
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 359
Minimum Remaining Term: 358
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.185
Minimum Margin: 2.750
Maximum Margin: 6.500
Weighted Average Max Rate: 12.940
Minimum Max Rate: 11.750
Maximum Max Rate: 14.400
Weighted Average Min Rate: 6.940
Minimum Min Rate: 5.750
Maximum Min Rate: 8.400
Weighted Average Loan-to-Value - As Provided: 78.79
Low LTV: 62.46
High LTV: 89.80
Weighted Average Fico: 643
Min FICO: 527
Max FICO: 759
Top 5 States: CA(33%),MA(13%),NJ(13%),MD(7%),FL(7%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	6	4,081,397.40	40.49	359	41.82
2Yr/6 Mo Libor 5 Yr IO	4	2,673,250.00	26.52	359	43.06
3Yr/6 Mo Libor 5 Yr IO	2	1,314,600.00	13.04	359	46.02
5Yr/6 Mo Libor 5 Yr IO	1	655,533.00	6.50	359	50.00
Fixed	2	1,355,599.95	13.45	359	27.33
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
650,000.01 - 700,000.00	15	10,084,983.00	100.00	359	41.28
Total:	**15**	**10,084,983.00**	**100.00**	**359**	**41.28**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
650,000.01 - 700,000.00	15	10,080,380.35	100.00	359	41.28
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

						WEIG

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	AVE MORT I
301 - 360	15	10,080,380.35	100.00	359	41.28	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Minimum: 358
Maximum: 359
Weighted Average: 359

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
5.500 - 5.999	2	1,337,848.03	13.27	359	28.61	
6.000 - 6.499	4	2,681,867.73	26.60	359	45.50	
6.500 - 6.999	4	2,672,088.62	26.51	359	38.36	
7.000 - 7.499	2	1,379,459.33	13.68	359	43.01	
7.500 - 7.999	2	1,339,530.96	13.29	359	42.67	
8.000 - 8.499	1	669,585.68	6.64	359	55.00	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Minimum: 5.500
Maximum: 8.400
Weighted Average: 6.790

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
60.01 - 70.00	3	2,006,830.84	19.91	359	33.07	
70.01 - 80.00	4	2,726,396.93	27.05	359	47.23	
80.01 - 90.00	8	5,347,152.58	53.05	359	41.33	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
520 - 539	1	669,585.68	6.64	359	55.00	8.4
560 - 579	1	684,530.96	6.79	359	50.00	7.9
580 - 599	1	699,459.33	6.94	359	44.00	7.3

600 - 619	3	2,027,821.43	20.12	359	33.96	6.6
620 - 639	1	663,000.00	6.58	359	48.00	6.9
640 - 659	3	1,985,250.00	19.69	359	41.00	7.2
660 - 679	2	1,339,600.00	13.29	359	46.57	5.9
720 - 739	1	686,248.03	6.81	359	14.00	5.5
740 - 759	2	1,324,884.92	13.14	359	45.45	6.1
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	**6.7**

Minimum: 527
Maximum: 759
Weighted Average: 643

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
<= 20.00	2	1,365,645.15	13.55	359	15.49	
30.01 - 35.00	1	655,000.00	6.50	359	35.00	
40.01 - 45.00	6	4,048,835.56	40.17	359	42.67	
45.01 - 50.00	5	3,341,313.96	33.15	359	48.62	
50.01 - 55.00	1	669,585.68	6.64	359	55.00	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Minimum: 14.00
Maximum: 55.00
Weighted Average: 41.28

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
California	5	3,346,957.31	33.20	359	44.96	
Massachusetts	2	1,330,997.12	13.20	359	30.22	
New Jersey	2	1,324,585.68	13.14	359	45.11	
Maryland	1	699,459.33	6.94	359	44.00	
Florida	1	688,000.00	6.83	359	49.00	
Pennsylvania	1	686,248.03	6.81	359	14.00	
Connecticut	1	684,530.96	6.79	359	50.00	
Washington	1	669,351.92	6.64	359	41.00	
Rhode Island	1	650,250.00	6.45	358	46.00	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Number of States Represented: 9

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Owner Occ	15	10,080,380.35	100.00	359	41.28	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	12	8,070,688.85	80.06	359	40.69
Limited Doc	3	2,009,691.50	19.94	359	43.63
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Refi-Cash Out	14	9,428,780.35	93.54	359	41.09	
Refi-No Cashout	1	651,600.00	6.46	359	44.00	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%

			OFF DATE			
2A	1	699,459.33	6.94	359	44.00	7.3(
3A	3	2,027,821.43	20.12	359	33.96	6.6(
4A	1	663,000.00	6.58	359	48.00	6.9(
5A	3	1,985,250.00	19.69	359	41.00	7.2:
6A	2	1,339,600.00	13.29	359	46.57	5.9(
8A	3	2,011,132.95	19.95	359	34.72	5.9(
A	1	684,530.96	6.79	359	50.00	7.9(
B	1	669,585.68	6.64	359	55.00	8.4(
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	**6.7!**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGI AVEF MORTG R.
Sfr	14	9,392,380.35	93.17	359	40.72	
Pud	1	688,000.00	6.83	359	49.00	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME	WE A\ MOI

OF PREPAYMENT PENALTY		OFF DATE	THE CUT-OFF DATE		(%)	
0	6	4,035,042.13	40.03	359	39.48	
12	1	650,250.00	6.45	358	46.00	
36	8	5,395,088.22	53.52	359	42.06	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Non-Conforming	15	10,080,380.35	100.00	359	41.28	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
11.500 - 11.999	1	651,600.00	7.47	359	44.00	
12.000 - 12.499	3	2,012,515.81	23.07	359	47.00	
12.500 - 12.999	4	2,672,088.62	30.63	359	38.36	
13.000 - 13.499	2	1,379,459.33	15.81	359	43.01	

13.500 - 13.999	2	1,339,530.96	15.35	359	42.67	
14.000 - 14.499	1	669,585.68	7.67	359	55.00	
Total:	**13**	**8,724,780.40**	**100.00**	**359**	**43.45**	

Minimum: 11.750
Maximum: 14.400
Weighted Average: 12.940

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
5.500 - 5.999	1	651,600.00	7.47	359	44.00	
6.000 - 6.499	3	2,012,515.81	23.07	359	47.00	
6.500 - 6.999	4	2,672,088.62	30.63	359	38.36	
7.000 - 7.499	2	1,379,459.33	15.81	359	43.01	
7.500 - 7.999	2	1,339,530.96	15.35	359	42.67	
8.000 - 8.499	1	669,585.68	7.67	359	55.00	
Total:	**13**	**8,724,780.40**	**100.00**	**359**	**43.45**	

Minimum: 5.750
Maximum: 8.400
Weighted Average: 6.940

Top

20. GROSS MARGINS OF THE LOANS

	NUMBER	PRINCIPAL	% OF PRINCIPAL	REMAINING	WEIGHTED AVERAGE	WEIGH AVER

GROSS MARGINS OF THE LOANS	OF MORTGAGE LOANS	BALANCE AS OF THE CUT-OFF DATE	BALANCE AS OF THE CUT-OFF DATE	TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTG. RA
2.750 - 2.999	1	655,533.00	7.51	359	50.00	
3.000 - 3.249	2	1,330,997.12	15.26	359	30.22	
5.250 - 5.499	1	688,000.00	7.89	359	49.00	
5.500 - 5.749	3	1,985,250.00	22.75	359	41.00	
5.750 - 5.999	2	1,342,441.50	15.39	359	45.47	
6.000 - 6.249	2	1,368,442.14	15.68	359	43.02	
6.250 - 6.499	1	684,530.96	7.85	359	50.00	
6.500 - 6.749	1	669,585.68	7.67	359	55.00	
Total:	**13**	**8,724,780.40**	**100.00**	**359**	**43.45**	

Minimum: 2.750
Maximum: 6.500
Weighted Average: 5.185

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-07	1	650,250.00	7.45	358	46.00	
2007-08	9	6,104,397.40	69.97	359	41.92	
2008-08	2	1,314,600.00	15.07	359	46.02	
2010-08	1	655,533.00	7.51	359	50.00	
Total:	**13**	**8,724,780.40**	**100.00**	**359**	**43.45**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTED AVERAGE MORTGAGE RATES (%
2.000	12	8,069,247.40	92.49	359	42.92	6.99
6.000	1	655,533.00	7.51	359	50.00	6.25
Total:	**13**	**8,724,780.40**	**100.00**	**359**	**43.45**	**6.94**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.301

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTED AVERAGE MORTGAGE RATES (%
1.000	13	8,724,780.40	100.00	359	43.45	6.94
Total:	**13**	**8,724,780.40**	**100.00**	**359**	**43.45**	**6.94**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Not AVM Insured	15	10,080,380.35	100.00	359	41.28	
Total:	**15**	**10,080,380.35**	**100.00**	**359**	**41.28**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
$700K < Original Balance <=$900K
19 records

Selection Criteria: $700K < Original Balance <=$900K
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 19
Aggregate Scheduled Principal Balance: 14,239,398.64
Minimum Scheduled Balance: 702,435.40
Maximum Scheduled Balance: 892,000.00
Average Scheduled Balance: 749,442.03
Aggregate Original Principal Balance: 14,246,050.00
Minimum Original Balance: 703,109.00
Maximum Original Balance: 892,000.00
Average Original Balance: 749,792.11
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 6.979
Minimum Coupon: 6.200
Maximum Coupon: 8.450
Weighted Average Original Term: 360
Minimum Original Term: 360
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 359
Minimum Remaining Term: 359
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.406
Minimum Margin: 2.750
Maximum Margin: 6.250
Weighted Average Max Rate: 12.977
Minimum Max Rate: 12.200
Maximum Max Rate: 14.450
Weighted Average Min Rate: 6.977
Minimum Min Rate: 6.200
Maximum Min Rate: 8.450
Weighted Average Loan-to-Value - As Provided: 75.57
Low LTV: 44.73
High LTV: 85.00
Weighted Average Fico: 650
Min FICO: 553
Max FICO: 770
Top 5 States: CA(53%),NY(16%),MD(11%),FL(5%),AZ(5%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	9	6,615,831.21	46.46	359	44.25
2Yr/6 Mo Libor 5 Yr IO	6	4,586,999.00	32.21	359	39.26
3Yr/6 Mo Libor 5 Yr IO	2	1,547,500.00	10.87	359	44.60
Fixed	2	1,489,068.43	10.46	359	37.40
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
700,000.01 - 750,000.00	17	12,529,050.00	87.95	359	41.20
800,000.01 - 850,000.00	1	825,000.00	5.79	359	46.00
850,000.01 - 900,000.00	1	892,000.00	6.26	359	49.00
Total:	**19**	**14,246,050.00**	**100.00**	**359**	**41.96**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
700,000.01 - 750,000.00	17	12,522,398.64	87.94	359	41.20
800,000.01 - 850,000.00	1	825,000.00	5.79	359	46.00
850,000.01 - 900,000.00	1	892,000.00	6.26	359	49.00
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
301 - 360	19	14,239,398.64	100.00	359	41.96	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

Minimum: 359
Maximum: 359
Weighted Average: 359

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
6.000 - 6.499	4	2,904,935.40	20.40	359	39.84	
6.500 - 6.999	8	6,122,397.11	43.00	359	46.35	
7.000 - 7.499	3	2,247,422.27	15.78	359	40.67	
7.500 - 7.999	2	1,465,133.98	10.29	359	44.12	
8.000 - 8.499	2	1,499,509.88	10.53	359	27.99	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

Minimum: 6.200
Maximum: 8.450
Weighted Average: 6.979

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
40.01 - 50.00	1	749,055.79	5.26	359	38.00	
50.01 - 60.00	1	749,327.54	5.26	359	27.00	
60.01 - 70.00	2	1,495,933.22	10.51	359	51.49	
70.01 - 80.00	9	6,761,299.52	47.48	359	45.30	
80.01 - 90.00	6	4,483,782.57	31.49	359	36.91	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
540 - 559	1	749,510.88	5.26	359	50.00	8.1

580 - 599	3	2,213,279.28	15.54	359	41.71	7.1
600 - 619	1	746,843.71	5.24	359	55.00	6.6
620 - 639	3	2,122,455.88	14.91	359	45.70	6.7
640 - 659	4	3,131,068.43	21.99	359	43.48	7.0
660 - 679	3	2,229,413.92	15.66	359	44.76	6.6
680 - 699	1	749,327.54	5.26	359	27.00	6.5
700 - 719	1	825,000.00	5.79	359	46.00	6.6
740 - 759	1	722,500.00	5.07	359	43.00	6.3
760 - 779	1	749,999.00	5.27	359	6.00	8.4
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	**6.9**

Minimum: 553
Maximum: 770
Weighted Average: 650

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
<= 20.00	1	749,999.00	5.27	359	6.00	
20.01 - 25.00	1	748,918.84	5.26	359	21.00	
25.01 - 30.00	1	749,327.54	5.26	359	27.00	
30.01 - 35.00	2	1,433,435.40	10.07	359	33.98	
35.01 - 40.00	2	1,464,189.77	10.28	359	38.49	
40.01 - 45.00	1	722,500.00	5.07	359	43.00	
45.01 - 50.00	7	5,429,600.39	38.13	359	48.41	
50.01 - 55.00	4	2,941,427.70	20.66	359	53.76	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

Minimum: 6.00

Maximum: 55.00
Weighted Average: 41.96

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
California	10	7,584,834.83	53.27	359	41.91	
New York	3	2,239,476.13	15.73	359	28.89	
Maryland	2	1,499,000.00	10.53	359	48.50	
Florida	1	749,089.51	5.26	359	48.00	
Arizona	1	746,843.71	5.24	359	55.00	
Georgia	1	715,133.98	5.02	359	39.00	
Rhode Island	1	705,020.48	4.95	359	53.00	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

Number of States Represented: 7

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Owner Occ	19	14,239,398.64	100.00	359	41.96	

Total:		19	14,239,398.64	100.00	359	41.96	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	17	12,759,309.13	89.61	359	42.12
Limited Doc	2	1,480,089.51	10.39	359	40.59
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
Refi-Cash Out	19	14,239,398.64	100.00	359	41.96	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	4	2,918,299.76	20.49	359	44.44	7.1
3A	1	746,843.71	5.24	359	55.00	6.6
4A	2	1,417,435.40	9.95	359	42.06	6.5
5A	4	3,131,068.43	21.99	359	43.48	7.0
6A	3	2,229,413.92	15.66	359	44.76	6.6
7A	2	1,574,327.54	11.06	359	36.96	6.6
8A	2	1,472,499.00	10.34	359	24.15	7.3
A	1	749,510.88	5.26	359	50.00	8.1
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	**6.9**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
Sfr	15	11,240,544.40	78.94	359	43.43	
Pud	4	2,998,854.24	21.06	359	36.46	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE AV MOF
0	4	2,998,326.54	21.06	359	32.50	
12	2	1,445,170.07	10.15	359	53.51	
24	1	715,133.98	5.02	359	39.00	
36	12	9,080,768.05	63.77	359	43.49	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOF
Non-Conforming	19	14,239,398.64	100.00	359	41.96	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVI MORT

12.000 - 12.499	4	2,904,935.40	22.78	359	39.84	
12.500 - 12.999	7	5,382,247.52	42.21	359	45.30	
13.000 - 13.499	2	1,498,503.43	11.75	359	50.50	
13.500 - 13.999	2	1,465,133.98	11.49	359	44.12	
14.000 - 14.499	2	1,499,509.88	11.76	359	27.99	
Total:	**17**	**12,750,330.21**	**100.00**	**359**	**42.50**	

Minimum: 12.200
Maximum: 14.450
Weighted Average: 12.977

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
6.000 - 6.499	4	2,904,935.40	22.78	359	39.84	
6.500 - 6.999	7	5,382,247.52	42.21	359	45.30	
7.000 - 7.499	2	1,498,503.43	11.75	359	50.50	
7.500 - 7.999	2	1,465,133.98	11.49	359	44.12	
8.000 - 8.499	2	1,499,509.88	11.76	359	27.99	
Total:	**17**	**12,750,330.21**	**100.00**	**359**	**42.50**	

Minimum: 6.200
Maximum: 8.450
Weighted Average: 6.977

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
2.750 - 2.999	1	749,999.00	5.88	359	6.00	
4.750 - 4.999	1	722,500.00	5.67	359	43.00	
5.000 - 5.249	2	1,574,327.54	12.35	359	36.96	
5.250 - 5.499	3	2,229,413.92	17.49	359	44.76	
5.500 - 5.749	2	1,642,000.00	12.88	359	49.00	
5.750 - 5.999	3	2,166,491.19	16.99	359	40.66	
6.000 - 6.249	4	2,916,087.68	22.87	359	48.79	
6.250 - 6.499	1	749,510.88	5.88	359	50.00	
Total:	**17**	**12,750,330.21**	**100.00**	**359**	**42.50**	

Minimum: 2.750
Maximum: 6.250
Weighted Average: 5.406

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-08	15	11,202,830.21	87.86	359	42.21	
2008-08	2	1,547,500.00	12.14	359	44.60	
Total:	**17**	**12,750,330.21**	**100.00**	**359**	**42.50**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
2.000	17	12,750,330.21	100.00	359	42.50	6.97
Total:	**17**	**12,750,330.21**	**100.00**	**359**	**42.50**	**6.97**

Minimum: 2.000
Maximum: 2.000
Weighted Average: 2.000

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
1.000	17	12,750,330.21	100.00	359	42.50	6.97
Total:	**17**	**12,750,330.21**	**100.00**	**359**	**42.50**	**6.97**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

						WE

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	A MO
Not AVM Insured	19	14,239,398.64	100.00	359	41.96	
Total:	**19**	**14,239,398.64**	**100.00**	**359**	**41.96**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Disclaimer:
The above analysis is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon all of the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities. The above preliminary description of the underlying assets has been provided by the issuer and has not been independently verified by Credit Suisse First Boston. All information described above is preliminary, limited in nature and subject to completion or amendment. Credit Suisse First Boston makes no representations that the above referenced security will actually perform as described in any scenario presented. This memorandum is for informative purposes only. Under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy, any security. Additional information is available upon request. Results based on hypothetical projections or past performance have certain inherent limitations. There is no certainty that the parameters and assumptions used can be duplicated with actual trades. Any results shown do not reflect the impact of commissions and/or fees, unless stated. Financial futures and options are not appropriate for all investors. Their relative merits should be carefully weighed. Where information has been obtained from outside sources, it is believed to be reliable but is not represented to be accurate or complete. This document may not be reproduced in whole or in part or otherwise made available without our written consent. This firm may from time to time perform investment banking for, or solicit investment banking or other business from, any company mentioned. We or our employees may from time to time have a long or short position in any contract or security discussed.

	A	B	C
1	**AIG Summary**		
2	**1. Summary Aggregate**	**1- Freddie (POOL1)**	**2- Non Freddie (POOL2)**
3			
4	WAC: 7.617	WAC: 7.614	WAC: 7.622
5	Wtd Avg FICO: 618	Wtd Avg FICO: 617	Wtd Avg FICO: 621
6	FICO lt 600: 38.72	FICO lt 600: 38.95	FICO lt 600: 38.26
7	FICO 600 650: 33.33	FICO 600 650: 34.39	FICO 600 650: 31.16
8	WA LTV: 78.23	WA LTV: 77.86	WA LTV: 79.00
9	LTV eq 80: 7.02	LTV eq 80: 5.37	LTV eq 80: 10.39
10	LTV gt 80.01: 48.97	LTV gt 80.01: 49.42	LTV gt 80.01: 48.05
11	LTV 95.01 100: 0.00	LTV 95.01 100: 0.00	LTV 95.01 100: 0.00
12	Full Doc: 76.44	Full Doc: 76.31	Full Doc: 76.71
13	Stated Doc: 9.67	Stated Doc: 9.46	Stated Doc: 10.09
14	Limited Doc: 13.89	Limited Doc: 14.23	Limited Doc: 13.20
15	Purch %: 2.20	Purch %: 0.00	Purch %: 6.68
16	CO refi %: 93.87	CO refi %: 95.88	CO refi %: 89.79
17	Owner OCC: 97.71	Owner OCC: 97.87	Owner OCC: 97.39
18	Prepay Penalty: 57.22	Prepay Penalty: 57.96	Prepay Penalty: 55.72
19	Wtd Avg DTI: 40.54	Wtd Avg DTI: 40.26	Wtd Avg DTI: 41.12
20	ARM %: 78.61	ARM %: 80.37	ARM %: 75.00
21	2 YR Fixed ARM: 65.14	2 YR Fixed ARM: 66.06	2 YR Fixed ARM: 63.27
22	3 YR Fixed ARM: 13.02	3 YR Fixed ARM: 14.00	3 YR Fixed ARM: 11.02
23	1st Lien %: 100.00	1st Lien %: 100.00	1st Lien %: 100.00
24	Avg Loan Balance: 177757.17	Avg Loan Balance: 162117.84	Avg Loan Balance: 221253.35
25	# of Loans: 7967	# of Loans: 5860	# of Loans: 2107
26	Loan Bal < 100K: 11.17	Loan Bal < 100K: 12.51	Loan Bal < 100K: 8.45
27	Mtg Rates > 12%: 0.12	Mtg Rates > 12%: 0.10	Mtg Rates > 12%: 0.16
28	Manuf Housing (%): 1.48	Manuf Housing (%): 1.55	Manuf Housing (%): 1.33
29	Silent 2nd %: 1.73	Silent 2nd %: 0.39	Silent 2nd %: 4.47
30	IO Loan %: 20.64	IO Loan %: 19.59	IO Loan %: 22.79
31			
32	**2. IO Loans (Aggregate)**	**2. IO Loans (POOL1)**	**2. IO Loans (POOL2)**
33			
34	5 YR IO: 100.00	5 YR IO: 100.00	5 YR IO: 100.00
35	2 YR IO: 0.00	2 YR IO: 0.00	2 YR IO: 0.00
36	FICO: 666	FICO: 664	FICO: 670
37	LTV: 81.36	LTV: 80.81	LTV: 82.32
38	DTI: 40.65	DTI: 40.10	DTI: 41.61
39	Full Doc: 77.04	Full Doc: 76.48	Full Doc: 78.02
40	Purchase: 2.47	Purchase: 0.00	Purchase: 6.81

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

I. FICO and LTV

Grouping	Count	Total Current Balance	Average Current Balance	Percent of total Balance	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	%PUD	% Owner Occupied	% Investor	2+ Family	% Full Doc	% Limited Doc	% Stated Doc	%CA
FICO 500-524 and LTV > 65	398	60,215,125.15	151,294.28	4.25	514	43.33	74.95	9.03	83.31	11.8	99.42	0.48	0	74.51	18.73	6.76	9.56
FICO 525-574 and LTV > 65	1,456	236,602,027.56	162,501.39	16.71	553	41.84	79.49	8.64	85.88	6.2	98.91	0.79	0.54	75.15	15.92	8.94	10.23
FICO 575-599 and LTV > 65	876	150,574,085.52	171,888.23	10.63	587	40.8	81.4	7.97	84.58	5.93	98.35	1.15	1.46	75.69	16.34	7.97	13.26
FICO 600-619 and LTV > 70	691	124,794,755.89	180,600.23	8.81	609	41.57	82.89	7.68	80.94	8.33	97.68	1.41	0.71	76.88	15.49	7.63	14.45
FICO 620-639 and LTV > 70	869	165,475,212.08	190,420.27	11.68	629	39.74	83.96	7.39	84.25	6.33	97.26	2.37	0.98	75.48	15.71	8.81	16.86
FICO 640-659 and LTV > 70	801	167,266,224.95	208,821.75	11.81	649	40.62	84.23	7.01	81.57	6.57	97.78	1.78	2.1	79.66	11.21	9.13	21.09
FICO 660-679 and LTV > 80	377	80,696,781.16	214,049.82	5.7	669	40.96	87.64	6.8	85.64	7.25	96.53	2.66	2.43	86.99	10.44	2.57	16.14
FICO 680-699 and LTV > 80	155	35,001,717.12	225,817.53	2.47	689	40.98	88.74	7.01	83.83	9.84	98.23	0.8	0	85.95	10.63	3.43	23.36
FICO 700-724 and LTV > 80	64	14,182,340.64	221,599.07	1	710	39.34	88.04	7.08	80.09	9.99	96.79	0.7	5.87	94.53	4.51	0.96	13.95
FICO 725-749 and LTV > 85	195	36,600,634.17	187,695.56	2.58	736	40.05	89.41	6.49	85.56	3.83	92.54	3.82	1.09	79.95	9.09	10.97	10.32
FICO 750 - Max and LTV > 90	6	1,328,252.71	221,375.45	0.09	765	45.77	92.89	6.88	55.35	23.34	100	0	0	100	0	0	0

II. LTV and DTI

Grouping	Count	Total Current Balance	Average Current Balance	Percent of total Balance	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	%PUD	% Owner Occupied	% Investor	2+ Family	% Full Doc	% Limited Doc	% Stated Doc	%CA
LTV 70.00 to 79.99 and DTI gt 50	225	40,166,143.74	178,516.19	2.84	548	53.51	74.7	8.8	81.94	10.46	99.82	0.18	0	68.65	19.44	11.91	14.75
LTV 80.00 to 84.99 and DTI gt 50	52	10,108,763.96	194,399.31	0.71	584	53.18	82.08	8.62	86.34	5.09	98.14	0	0	92.78	7.22	0	3.87
LTV 85.00 89.99 and DTI gt 50	55	11,235,446.98	204,280.85	0.79	570	53.52	85.45	9.24	81.98	11.82	96.85	3.15	0	84.91	15.09	0	11.54
LTV 90.00 94.99 and DTI gt 50	13	3,683,902.67	283,377.13	0.26	626	52.59	90	7.98	84.13	3.54	77.37	13.31	0	97.76	2.24	0	11.14

III. DTI and FICO

Grouping

Grouping	Count	Total Current Balance	Average Current Balance	Percent of total Balance	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	%PUD	% Owner Occupied	% Investor	2+ Family	% Full Doc	% Limited Doc	% Stated Doc	%CA
DTI 20.00 29.99 and FICO < 550	144	17,623,476.49	122,385.25	1.24	525	25.12	65.82	9.02	88.62	6.46	99.19	0.81	0	73.24	18.67	8.09	9.72
DTI 30.00 34.99 and FICO < 600	354	51,018,961.16	144,121.36	3.6	556	32.03	74.24	8.35	85.3	7.04	98.59	1.29	0.59	83.49	10.7	5.81	10.12
DTI 35.00 39.99 and FICO < 675	944	161,764,949.57	171,361.18	11.42	602	37.07	77.82	7.69	82.34	7.38	98.03	1.6	1.37	80.88	9.94	9.18	16.34
DTI 40.00 44.99 and FICO < 675	1,190	202,927,285.91	170,527.13	14.33	603	42.12	77.64	7.79	83.8	6.59	98.59	1.05	1.33	76.03	13.81	10.16	15.61
DTI 45.00 49.99 and FICO < 700	2,083	392,465,671.56	188,413.67	27.71	610	47.45	79.27	7.66	83.43	6.26	98.11	1.04	1.56	70.96	16.55	12.48	17.78
DTI 50.00 54.99 and FICO < 750	929	173,069,657.14	186,296.72	12.22	598	50.96	78.22	8.05	82.4	7.15	98.17	1.36	0.75	78.48	13.88	7.63	12.48
DTI >= 55.00 and FICO < 700	136	23,820,945.58	175,154.01	1.68	548	55	73.45	9.01	79.32	12.91	99.74	0	0	71.33	19.28	9.39	14.97

IV. LIMITED AND STATED DOC

Grouping	Count	Total Current Balance	Average Current Balance	Percent of total Balance	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	%PUD	% Owner Occupied	% Investor	2+ Family	% Full Doc	% Limited Doc	% Stated Doc	%CA
FICO 500 524	164	23,382,968.09	142,579.07	1.65	514	44.72	67.7	9.33	87.65	7.5	98.58	1.15	0	0	64.92	35.08	15.27
FICO 525 574	473	74,884,812.57	158,318.84	5.29	552	42.3	72.75	8.94	82.86	7.94	98.77	1.04	0.84	0	61.72	38.28	9.81
FICO 575 599	262	44,819,446.87	171,066.59	3.16	587	41.46	74.94	8.23	80.13	7.88	97.34	1.38	4.22	0	62.64	37.36	17.86
FICO 600 619	220	38,768,248.26	176,219.31	2.74	609	41.62	76.13	8.09	79.38	6.98	96.06	1.58	1.06	0	58.46	41.54	18.61
FICO 620 639	251	49,146,340.54	195,802.15	3.47	629	39.66	78.87	7.6	79.11	7.21	95.56	3.94	1.71	0	59.05	40.95	21.67
FICO 640 659	213	41,790,235.02	196,198.29	2.95	649	40.61	77.93	7.45	78.86	3.04	97.21	2.62	5.71	0	53.95	46.05	20.71
FICO 660 679	124	25,312,866.67	204,136.02	1.79	669	40.06	77.59	7.33	78.99	4.43	90.08	9.11	5.81	0	66.29	33.71	19.82
FICO 680 699	54	12,464,990.94	230,833.17	0.88	689	38.95	77.74	7	86.03	3.83	98.24	1.76	0	0	48.66	51.34	35.64
FICO 700 724	25	5,412,403.43	216,496.14	0.38	709	37.72	71.07	7.26	62.51	4.57	89.66	5.76	9.41	0	47.69	52.31	21.63
FICO 725 749	47	10,448,266.95	222,303.55	0.74	737	41.09	85.4	6.81	85.18	5.37	82.18	10.98	3.81	0	44.48	55.52	20.75
FICO 750 max	31	7,202,776.84	232,347.64	0.51	769	41.94	82.89	6.64	71.61	3.34	91.14	7.88	8.78	0	40.91	59.09	16.13

V. High LTV LOANS

Grouping	Count	Total Current Balance	Average Current Balance	Percent of total Balance	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	%PUD	% Owner Occupied	% Investor	2+ Family	% Full Doc	% Limited Doc	% Stated Doc	%CA
LTV 80.00 89.99	2,828	540,781,490.29	191,224.01	38.19	629	40.62	84.7	7.49	83.3	7.24	97.57	1.77	1.61	79.56	13.81	6.63	15.89
LTV 90.00 94.99	1,327	244,128,147.63	183,969.97	17.24	644	41.48	90.08	7.61	87.76	5.29	96.87	1.97	0.82	81.3	14.78	3.93	7.98
LTV 95.00 99.99	47	8,011,809.24	170,464.03	0.57	705	42.34	95	7.7	86.37	8.18	100	0	0	98.7	1.3	0	0

VI. IO LOANS

Grouping	Count	Total Current Balance	Average Current Balance	Percent of total Balance	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	%PUD	% Owner Occupied	% Investor	2+ Family	% Full Doc	% Limited Doc	% Stated Doc	%CA
FICO 620 - 639	327	76,532,963.25	234,045.76	5.4	629	40.09	81.08	7.19	85.2	5.88	99.57	0	1.38	73.47	14.43	12.1	31.63
FICO 640 - 659	333	83,555,391.68	250,917.09	5.9	649	41.58	80.85	6.86	81.15	5.29	99.68	0	3.59	78.07	11.54	10.39	36
FICO 660 - 679	248	63,112,170.00	254,484.56	4.46	670	40.9	81.37	6.64	80.29	7.76	99	0	3.61	80.75	12.7	6.55	27.07
FICO 680 - 699	86	24,614,780.00	286,218.37	1.74	690	40.86	82.09	6.79	77.78	8.53	98.82	0	0.87	73.39	14.2	12.4	43.46
FICO 700 - 724	35	10,411,024.00	297,457.83	0.74	710	39.34	83.02	7.04	77.65	10.3	100	0	8	82.25	12.39	5.36	28.78
FICO 725 - 749	65	17,567,892.00	270,275.26	1.24	738	41.39	82.6	6.33	76.21	12.81	95.8	0	0	72.65	12.14	15.2	35.55
FICO 750 - Max	56	16,577,580.00	296,028.21	1.17	770	37.38	81.78	6.28	84.1	4.79	100	0	2.69	80.92	9.52	9.56	33.88

VIII. MANUFACTURED HOME LOANS (IF ANY)

Grouping	Count	Total Current Balance	Average Current Balance	Percent of total Balance	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	%PUD	% Owner Occupied	% Investor	2+ Family	% Full Doc	% Limited Doc	% Stated Doc	%CA
FICO 500 - 524	12	922,173.50	76,847.79	0.07	514	43.61	62.4	9.67	0	0	92.41	7.59	0	100	0	0	0
FICO 525 - 574	45	3,717,069.09	82,601.54	0.26	553	38.3	64.81	9.26	0	0	100	0	0	79.98	14.38	5.63	8.09

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R
99	FICO 575 - 599	26	2,551,984.30	98,153.24	0.18	588	40.39	68.43	8.8	0	0	100	0	0	72.35	18.93	8.72	9.01
100	FICO 600 - 619	22	2,014,091.33	91,549.61	0.14	608	41.61	70.12	8.39	0	0	100	0	0	85.58	7.03	7.39	10.23
101	FICO 620 - 639	18	1,894,697.90	105,260.99	0.13	628	35.78	67.13	8.21	0	0	100	0	0	67.26	14.44	18.3	48.9
102	FICO 640 - 659	29	2,876,394.15	99,186.01	0.2	649	39.06	74.73	7.71	0	0	90.96	0	0	82.29	10.71	7	22.26
103	FICO 660 - 79	22	2,255,331.70	102,515.08	0.16	669	40.82	73.04	7.59	0	0	100	0	0	71.3	25.52	3.19	13.87
104	FICO 680 - 699	12	1,441,862.66	120,155.22	0.1	687	39.05	75.93	7.22	0	0	100	0	0	81.22	13.44	5.34	23.35
105	FICO 700 - 724	17	1,574,102.49	92,594.26	0.11	709	36.44	71.91	7.25	0	0	100	0	0	83.79	16.21	0	13.32
106	FICO 725 - 750	10	1,251,909.36	125,190.94	0.09	741	39.32	74.97	6.83	0	0	100	0	0	94.27	5.73	0	28.73
107	FICO 750 - Max	5	481,425.31	96,285.06	0.03	783	28.64	70.43	6.94	0	0	85.22	0	0	85.22	14.78	0	0

	S	T	U	V	W	X	Y
1							
2							
3							
4	%NY	%FL	% Int Only	% With Silent Seconds			
5	6.3	18.97	0	0.72			
6	8.27	12.77	0	0.43			
7	9.58	12.44	0	0.57			
8	7.04	13.15	0	3.76			
9	5.26	11.52	39.35	2.49			
10	6.66	9.81	44.34	2.65			
11	6.18	11.72	44.69	0.32			
12	8.49	6.02	47.42	0.68			
13	6.66	10.41	53.82	0			
14	7.83	5.56	26.48	2.08			
15	0	0	44.65	0			
16							
17							
18							
19							
20							
21							
22							
23							
24							
25	%NY	%FL	% Int Only	% With Silent Seconds			
26	11.64	13.43	0	3.27			
27	18.08	12.24	4.41	1.17			
28	0.91	4.14	0	1.35			
29	12.11	12.25	0	0			
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41	%NY	%FL	% Int Only	% With Silent Seconds			
42	6.97	16.49	0	0			
43	4.33	11.13	0	0.12			
44	5.81	11.68	17.98	1.61			
45	8.31	13.56	18.25	1.74			
46	9.28	13.1	22.65	2.25			
47	12.09	12.35	15.27	2.09			
48	7.38	7.91	0	0.97			
49							

	S	T	U	V	W	X	Y
50							
51							
52							
53							
54	%NY	%FL	% Int Only	% With Silent Seconds			
55	11.7	25.65	0	0.59			
56	12.41	18.86	0	0.4			
57	12.21	19.9	0	0			
58	12.81	17.91	0	3.26			
59	6	15.22	41.31	3.24			
60	11.77	10.75	43.85	2.27			
61	6.49	18	47.99	4.5			
62	15.24	8.41	52.54	4.52			
63	26.86	13.85	34.14	5.39			
64	9.99	3.41	45.98	8.02			
65	30.7	5.74	43.92	0			
66							
67							
68							
69							
70							
71							
72							
73	%NY	%FL	% Int Only	% With Silent Seconds	% 2 Yr Fixed	% 3 Yr Fixed	% 5 Yr Fixed
74	6.99	11.98	23.96	3.49	64.36	12.65	0.78
75	6.54	9.84	28.91	0.73	58.28	16.25	0.89
76	1.2	5.96	35.64	0	43.97	22.98	0
77							
78							
79							
80							
81							
82							
83	%NY	%FL	% Int Only	% With Silent Seconds	% 2 Yr Fixed	% 3 Yr Fixed	% 5 Yr Fixed
84	3.55	10.22	100	1.28	69.32	18.38	0
85	9.27	7.56	100	1.73	61.7	17.66	0
86	5.3	9.92	100	5.22	54.73	21.96	0
87	10.26	6.55	100	2.29	50.99	11.88	0
88	12.79	5.1	100	0	45.75	16.09	0
89	4.53	6.57	100	2.93	10.51	39.3	9.91
90	13.24	2.92	100	0	17.11	37.85	12.17
91							
92							
93							
94							
95							
96	%NY	%FL	% Int Only	% With Silent Seconds	% 2 Yr Fixed	% 3 Yr Fixed	% 5 Yr Fixed
97	0	28.27	0	0	72.11	14.28	0
98	0	12.13	0	2.73	80.05	6.99	0

	S	T	U	V	W	X	Y
99	0	22.16	0	5.2	55.04	16.66	0
100	0	13.49	0	0	46.54	18.05	0
101	0	14.08	0	0	44.04	25.14	0
102	0	27.31	0	0	35.31	2.85	0
103	0	32.54	0	0	21.97	15.95	0
104	0	10.22	0	8.59	20.86	0	0
105	0	20.05	0	0	10.26	0	0
106	0	5.73	0	0	7.02	0	0
107	0	14.78	0	0	33.87	0	0

Asset Backed Securities
Portfolio Analysis
Ameriquest
Mortgage Portfolio 2005-
R8

Disclaimer:
The above analysis is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon all of the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities. The above preliminary description of the underlying assets has been provided by the issuer and has not been independently verified by Credit Suisse First Boston. All information described above is preliminary, limited in nature and subject to completion or amendment. Credit Suisse First Boston makes no representations that the above referenced security will actually perform as described in any scenario presented. This memorandum is for informative purposes only. Under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy, any security. Additional information is available upon request. Results based on hypothetical projections or past performance have certain inherent limitations. There is no certainty that the parameters and assumptions used can be duplicated with actual trades. Any results shown do not reflect the impact of commissions and/or fees, unless stated. Financial futures and options are not appropriate for all investors. Their relative merits should be carefully weighed. Where information has been obtained from outside sources, it is believed to be reliable but is not represented to be accurate or complete. This document may not be reproduced in whole or in part or otherwise made available without our written consent. This firm may from time to time perform investment banking for, or solicit investment banking or other business from, any company mentioned. We or our employees may from time to time have a long or short position in any contract or security discussed.

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S
1	FICO 500-524 and LTV > 65	398	60,215,125.15	########	4.25	9.032	43.33	74.95	83.31	11.8	99.42	74.51	18.73	6.76	0	9.56	6.3	18.97	514
2	FICO 525-549 and LTV > 65	530	83,660,216.05	########	5.91	9.17	43.18	77.01	86	6.96	98.81	73.39	17.25	9.36	0	9.19	8.97	12.49	536
3	FICO 550-574 and LTV > 65	926	152,941,811.51	########	10.8	8.352	41.11	80.84	85.82	5.79	98.97	76.11	15.19	8.7	0	10.8	7.89	12.92	561
4	FICO 575-599 and LTV > 70	807	138,834,316.19	########	9.8	7.997	41.01	82.56	85.03	6.16	98.48	76.4	16.18	7.42	0	12.96	8.44	11.92	587
5	FICO 600-624 and LTV > 70	923	170,038,095.69	########	12.01	7.6	41.22	83.24	82.52	7.8	97.64	76.12	15.88	8	9.88	14.03	6.64	12.84	613
6	FICO 625-649 and LTV > 70	1,103	217,088,629.34	########	15.33	7.216	40.04	83.98	82.24	6.63	97.61	77.21	14.05	8.74	42.01	20.21	5.89	10.54	638
7	FICO 650-674 and LTV > 80	554	116,791,845.79	########	8.25	6.943	40.76	87.34	86.53	6.59	96.42	84.98	9.88	5.14	41.04	15.99	6.57	12.07	661
8	FICO 675-699 and LTV > 80	222	50,854,193.30	########	3.59	6.931	41.01	88.51	82.21	8.53	97.67	85.11	12.33	2.55	52.57	22.77	6.17	7.23	685
9	FICO 700-724 and LTV > 80	64	14,182,340.64	########	1	7.075	39.34	88.04	80.09	9.99	96.79	94.53	4.51	0.96	53.82	13.95	6.66	10.41	710
10	FICO 725-749 and LTV > 85	195	36,600,634.17	########	2.58	6.489	40.05	89.41	85.56	3.83	92.54	79.95	9.09	10.97	26.48	10.32	7.83	5.56	736
11	FICO 750-774 and LTV > 85	121	22,736,041.07	########	1.61	6.382	38.96	89.19	88.73	6.66	96.18	85.66	5.19	9.15	29.72	13.92	7.12	5.5	760
12	FICO 775-799 and LTV > 85	37	5,988,894.88	########	0.42	6.237	35.59	88.93	74.96	9.2	92.94	81.85	9.47	8.68	29.39	3.2	9.91	2.52	784
13	FICO >=800 and LTV > 85	8	1,312,052.15	########	0.09	6.056	30.83	88.87	100	0	80.42	100	0	0	12	0	0	0	809
14																			
15																			
16-18	Grouping	Count	Total Current Balance	Average Current Balance	Percent of total Balance	Wtg Avg GWAC	Wtd Avg DTI	Wtd Avg LTV	% SFD	%PUD	% Owner Occupied	% Full Doc	% Limited Doc	% Stated Doc	% IO	%CA	%NY	%FL	WA FICO
19	LTV 60.00 64.99 and DTI gt 5	48	6,942,547.58	########	0.49	8.867	53.05	61.77	60.43	18.74	99.12	83.5	5.31	11.18	0	7.18	18.28	15.17	561
20	LTV 65.00 to 69.99 and DTI g	35	6,553,946.73	########	0.46	8.392	53.7	67.28	81.51	2.64	98.86	70.41	7.4	22.19	0	4.24	25.32	12.15	568
21	LTV 70.00 74.99 and DTI gt 5	82	16,500,676.97	########	1.17	8.587	53.68	72.87	76.98	12.82	100	70.04	17.7	12.26	0	8.74	20.48	13.67	557
22	LTV 75.00 79.99 and DTI gt 5	143	23,665,466.77	########	1.67	8.942	53.39	75.98	85.4	8.81	99.7	67.68	20.65	11.67	0	18.94	5.48	13.26	541
23	LTV 80.00 84.99 and DTI gt 5	52	10,108,763.96	########	0.71	8.623	53.18	82.08	86.34	5.09	98.14	92.78	7.22	0	4.41	3.87	18.08	12.24	584
24	LTV 85.00 89.99 and DTI gt 5	55	11,235,446.98	########	0.79	9.237	53.52	85.45	81.98	11.82	96.85	84.91	15.09	0	0	11.54	0.91	4.14	570
25	LTV 90.00 94.99 and DTI gt 5	13	3,683,902.67	########	0.26	7.977	52.59	90	84.13	3.54	77.37	97.76	2.24	0	0	11.14	12.11	12.25	626
26	**Total:**	**428**	**78,690,751.66**	**########**	**5.56**	**8.771**	**53.4**	**76.14**	**80.68**	**9.72**	**97.99**	**76.89**	**14.19**	**8.91**	**0.57**	**11.18**	**12.68**	**11.94**	**562**
27																			
28																			
29																			
30-32	Grouping	Count	Total Current Balance	Average Current Balance	Percent total Balance	Wtg Avg GWAC	Wtd Avg DTI	Wtd Avg LTV	% SFD	%PUD	% Owner Occupied	% Full Doc	% Limited Doc	% Stated Doc	% IO	%CA	%NY	%FL	WA FICO
33	DTI 20.00 24.99 and FICO < 5	25	3,212,220.46	########	0.23	8.859	22.2	67.17	81.37	14.78	97.43	83.08	12	4.92	0	4.92	10.17	21.36	513
34	DTI 25.00 29.99 and FICO < 5	85	10,671,592.46	########	0.75	9.025	27.11	65.49	89.44	5.44	99.44	68.86	21.94	9.2	0	7.4	4.9	15.68	524
35	DTI 30.00 34.99 and FICO < 5	259	36,434,947.04	########	2.57	8.507	32.04	72.41	86.82	6.56	99.31	83.93	11.31	4.76	0	9.56	4.76	12.6	544
36	DTI 35.00 39.99 and FICO < 6	474	74,113,460.32	########	5.23	8.346	37.13	75.87	86.22	5.86	99.33	81	11.6	7.39	0	11.3	6.93	14.46	560
37	DTI 40.00 44.99 and FICO < 6	777	122,859,011.18	########	8.68	8.265	42.15	76.39	85.02	6.78	98.65	74.92	14.67	10.41	2.06	11.64	10.08	14.6	574
38	DTI 45.00 49.99 and FICO < 6	1,671	303,670,911.23	########	21.44	7.871	47.42	78.53	84.11	5.99	98.14	69.27	17.83	12.9	14.18	16.68	9.12	13.79	593

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S
39	DTI 50.00 54.99 and FICO < 6	856	156,998,720.52	########	11.09	8.17	51.03	77.88	82.42	7.3	98.19	78	14.04	7.97	12.66	12.14	11.78	13.03	587
40	DTI >= 55.00 and FICO < 700	136	23,820,945.58	########	1.68	9.007	55	73.45	79.32	12.91	99.74	71.33	19.28	9.39	0	14.97	7.38	7.91	548
41	**Total:**	**4,283**	**731,781,808.79**	**########**	**51.67**	**8.139**	**45.34**	**77.05**	**84.16**	**6.67**	**98.48**	**74.13**	**15.61**	**10.26**	**8.95**	**13.72**	**9.3**	**13.64**	**580**
42																			
43																			
44																			
45-47	**Grouping**	**Count**	**Total Current Balance**	**Average Current Balance**	**Percent of total**	**Wtg Avg GWAC**	**Wtd Avg DTI**	**Wtd Avg LTV**	**% SFD**	**%PUD**	**% Owner Occupied**	**% Full**	**% Limited**	**% Stated**	**% IO**	**%CA**	**%NY**	**%FL**	**WA FICO**
48	FICO 500 524	164	23,382,968.09	########	1.65	9.332	44.72	67.7	87.65	7.5	98.58	0	64.92	35.08	0	15.27	11.7	25.65	514
49	FICO 525 549	190	29,455,866.56	########	2.08	9.354	43.38	70.31	81.06	9.83	98.88	0	63.17	36.83	0	11.2	11.73	17.58	536
50	FICO 550 574	283	45,428,946.01	########	3.21	8.667	41.6	74.33	84.03	6.72	98.7	0	60.78	39.22	0	8.92	12.84	19.7	562
51	FICO 575 599	262	44,819,446.87	########	3.16	8.227	41.46	74.94	80.13	7.88	97.34	0	62.64	37.36	0	17.88	12.21	19.9	587
52	FICO 600 6254	289	52,377,554.84	########	3.7	7.98	41.15	77.05	79.94	6.93	96.38	0	59.03	40.97	8.57	18.29	11.85	17.09	613
53	FICO 625 649	312	60,495,033.16	########	4.27	7.546	40.3	78.4	77.46	6.43	95.32	0	58.76	41.24	43.93	21.04	7.23	13.51	637
54	FICO 650 674	182	36,379,059.80	########	2.57	7.34	39.69	77.78	79.55	3.08	93.75	0	56.69	43.31	46.03	21.85	9.87	14.49	661
55	FICO 675 699	79	18,231,033.63	########	1.29	7.116	39.61	77.29	85.88	2.62	96.67	0	54.79	45.21	52.16	31.38	12.11	11.65	685
56	FICO 700 7254	25	5,412,403.43	########	0.38	7.263	37.72	71.07	62.51	4.57	89.66	0	47.69	52.31	34.14	21.63	26.86	13.85	709
57	FICO 725 749	47	10,448,266.95	########	0.74	6.81	41.09	85.4	85.18	5.37	82.18	0	44.48	55.52	45.98	20.75	9.99	3.41	737
58	FICO 750 774	20	4,591,826.91	########	0.32	6.675	43.25	83.86	85.17	0	89.3	0	45.87	54.13	54.76	16.62	16.67	4.44	760
59	FICO 775 799	9	2,070,249.80	########	0.15	6.63	40.59	81.57	37.54	11.64	96.32	0	37.15	62.85	31.35	19.27	47.14	6.67	781
60	FICO >= 800	2	540,700.13	########	0.04	6.401	36	79.7	86.84	0	86.84	0	13.16	86.84	0	0	86.84	13.16	810
61	**Total:**	**1,864**	**333,633,356.18**	**########**	**23.56**	**8.05**	**41.26**	**75.77**	**80.7**	**6.41**	**96.07**	**0**	**58.97**	**41.03**	**20.12**	**17.81**	**11.56**	**16.51**	**611**
62																			
63																			
64																			
65-67	**Grouping**	**Count**	**Total Current Balance**	**Average Current Balance**	**Percent of total Balance**	**Wtg Avg GWAC**	**Wtd Avg DTI**	**Wtd Avg LTV**	**% SFD**	**%PUD**	**% Owner Occupied**	**% Full Doc**	**% Limited Doc**	**% Stated Doc**	**% IO**	**%CA**	**%NY**	**%FL**	**WA FICO**
68	FICO 600 - 624	87	19,682,292.00	########	1.39	7.195	40.55	81.46	85.91	5.56	99.57	77.19	18.01	4.81	100	32.42	4.98	10.23	622
69	FICO 625 - 649	425	104,823,014.25	########	7.4	7.016	40.69	81	82.38	6.17	99.77	74.64	13.67	11.69	100	34.63	5.31	9.11	638
70	FICO 650 - 674	344	83,009,866.68	########	5.86	6.757	41.23	80.92	82	6.52	98.92	79.83	10.51	9.66	100	29.61	7.12	8.73	662
71	FICO 675 - 699	138	40,300,132.00	########	2.85	6.736	40.79	82.05	78.14	7.3	99.28	76.41	13.89	9.7	100	36.73	9.61	7.92	685
72	FICO 700 - 724	35	10,411,024.00	########	0.74	7.041	39.34	83.02	77.65	10.3	100	82.25	12.39	5.36	100	28.78	12.79	5.1	710
73	FICO 725 - 749	65	17,567,892.00	########	1.24	6.331	41.39	82.6	76.21	12.81	95.8	72.65	12.14	15.2	100	35.55	4.53	6.57	738
74	FICO 750 - 774	41	11,884,329.00	########	0.84	6.402	37.14	82.8	84.14	4.07	100	78.84	11.18	9.98	100	34.5	16.37	4.07	761
75	FICO 775 - 799	12	3,713,201.00	########	0.26	6.053	35.42	79.73	79.76	8.35	100	82.52	6.73	10.75	100	40.81	6.73	0	789
76	FICO 800 >=	3	980,050.00	########	0.07	5.73	47.76	77.04	100	0	100	100	0	0	100	0	0	0	804
77	**Total:**	**1,150**	**292,371,800.93**	**########**	**20.64**	**6.834**	**40.65**	**81.36**	**81.49**	**6.85**	**99.23**	**77.04**	**12.72**	**10.24**	**100**	**33.15**	**7.07**	**8.27**	**666**

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S
78																			
79																			
80																			
81			Total	Average															
82			Current	Current	Percent of	Wtg Avg	Wtd Avg	Wtd Avg			% Owner								
83	Grouping	Count	Balance	Balance	total Balance	GWAC	DTI	LTV	% SFD	%PUD	Occupied	% Full Doc	% Limited Doc	% Stated Doc	% IO	%CA	%NY	%FL	WA FICO
84	FICO 550 - 574	12	922,173.50	76,847.79	0.07	9.673	43.61	62.4	0	0	92.41	100	0	0	0	0	0	28.27	514
85	FICO 550 - 574	11	980,069.02	89,097.18	0.07	9.743	43.97	58.79	0	0	100	87.74	12.26	0	0	12.14	0	8.26	534
86	FICO 550 - 574	34	2,737,000.07	80,500.00	0.19	9.09	36.26	66.97	0	0	100	77.21	15.14	7.65	0	6.63	0	13.51	560
87	FICO 575 - 599	26	2,551,984.30	98,153.24	0.18	8.796	40.39	68.43	0	0	100	72.35	18.93	8.72	0	9.01	0	22.16	588
88	FICO 600 - 624	27	2,556,850.28	94,698.16	0.18	8.298	41.66	71.22	0	0	100	82.89	5.54	11.56	0	20.53	0	15.34	611
89	FICO 625 - 649	27	2,890,094.41	########	0.2	8.013	36.75	70.3	0	0	93.5	73.33	15.27	11.39	0	37.91	0	19.11	638
90	FICO 650 - 674	33	3,170,499.80	96,075.75	0.22	7.671	40.12	73.26	0	0	97.73	78.68	16.78	4.54	0	14.67	0	32.86	662
91	FICO 675 - 699	16	1,864,933.25	########	0.13	7.22	38.83	75.09	0	0	100	75.62	20.25	4.13	0	18.06	0	11.73	685
92	FICO 700 - 724	17	1,574,102.49	92,594.26	0.11	7.252	36.44	71.91	0	0	100	83.79	16.21	0	0	13.32	0	20.05	709
93	FICO 725 - 749	10	1,251,909.36	########	0.09	6.834	39.32	74.97	0	0	100	94.27	5.73	0	0	28.73	0	5.73	741
94	FICO 750 - 774	2	154,975.68	77,487.84	0.01	7.115	38.64	79.95	0	0	100	100	0	0	0	0	0	0	764
95	FICO 775 - 799	2	255,303.54	########	0.02	6.708	29.72	61.98	0	0	100	100	0	0	0	0	0	0	789
96	FICO 800 >=	1	71,146.09	71,146.09	0.01	7.4	3	80	0	0	0	0	100	0	0	0	0	100	803
97	**Total:**	**218**	**20,981,041.79**	**96,243.31**	**1.48**	**8.163**	**39**	**70.14**	**0**	**0**	**98.09**	**80.05**	**13.86**	**6.09**	**0**	**16.79**	**0**	**18.78**	**631**

Credit Suisse First Boston
Asset-Backed Securities
Ameriquest
Mortgage Portfolio 2005-R8

Table 1

FICO	LTV	Count	Total Current Balance	Average Current Balance	Percent of Total Balance	Wtd Avg GWAC	Wtd Avg DTI	Wtd Avg LTV	% SFD	%PUD	% Owner OCC	%Full Doc	%Reduced Doc	%Stated Doc	%IO	%CA	%NY	%FL	Wtd Avg FICO
500 - 524	>65%	398	$60,215,125.15	$151,294.28	4.25%	9.03	43.33	74.95	83.31	11.80	99.42	74.51	18.73	6.76	0.00	9.56	6.30	18.97	514
525 - 549	>65%	530	$83,660,216.05	$157,849.46	5.91%	9.17	43.18	77.01	86.00	6.96	98.81	73.39	17.25	9.36	0.00	9.19	8.97	12.49	536
550 - 574	>65%	926	$152,941,811.51	$165,163.94	10.80%	8.35	41.11	80.84	85.82	5.79	98.97	76.11	15.19	8.70	0.00	10.8	7.89	12.92	561
575 - 599	>70	807	$138,834,316.19	$172,037.57	9.80%	8.00	41.01	82.56	85.03	6.16	98.48	76.40	16.18	7.42	0.00	12.96	8.44	11.92	587
600 - 624	>70	923	$170,038,095.69	$184,223.29	12.01%	7.60	41.22	83.24	82.52	7.80	97.64	76.12	15.88	8.00	9.88	14.03	6.64	12.84	613
625 - 649	>70	1103	$217,088,629.34	$196,816.53	15.33%	7.22	40.04	83.98	82.24	6.63	97.61	77.21	14.05	8.74	42.01	20.21	5.89	10.54	638
650 - 674	>80%	554	$116,791,845.79	$210,815.61	8.25%	6.94	40.76	87.34	86.53	6.59	96.42	84.98	9.88	5.14	41.04	15.99	6.57	12.07	661
675 - 699	>80%	222	$50,854,193.30	$229,072.94	3.59%	6.93	41.01	88.51	82.21	8.53	97.67	85.11	12.33	2.55	52.57	22.77	6.17	7.23	685
700 - 724	>80%	64	$14,182,340.64	$221,599.07	1.00%	7.08	39.34	88.04	80.09	9.99	96.79	94.53	4.51	0.96	53.82	13.95	6.66	10.41	710
725 - 749	>85%	195	$36,600,634.17	$187,695.56	2.58%	6.49	40.05	89.41	85.56	3.83	92.54	79.95	9.09	10.97	26.48	10.32	7.83	5.56	736
750 - 774	>85%	121	$22,736,041.07	$187,901.17	1.61%	6.38	38.96	89.19	88.73	6.66	96.18	85.66	5.19	9.15	29.72	13.92	7.12	5.50	760
775-799	>85%	37	$5,988,894.88	$161,862.02	0.42%	6.24	35.59	88.93	74.96	9.20	92.94	81.85	9.47	8.68	29.39	3.2	9.91	2.52	784
800 >=	>85%	8	$1,312,052.15	$164,006.52	0.09%	6.06	30.83	88.87	100.00	0.00	80.42	100.00	0.00	0.00	12.00	0.00	0.00	0.00	809

Table 2

LTV	DTI	Count	Total Current Balance	Average Current Balance	Percent of Total Balance	Wtd Avg GWAC	Wtd Avg DTI	Wtd Avg LTV	% SFD	%PUD	% Owner OCC	%Full Doc	%Reduced Doc	%Stated Doc	%IO	%CA	%NY	%FL	Wtd Avg FICO
60.00 - 64.99	> 50	48	$6,942,547.58	$144,636.41	0.49%	8.867	53.05	61.77	60.43	18.74	99.12	83.5	5.31	11.18	0	7.18	18.28	15.17	561
65.00 - 69.99	> 50	35	$6,553,946.73	$187,255.62	0.46%	8.392	53.7	67.28	81.51	2.64	98.86	70.41	7.4	22.19	0	4.24	25.32	12.15	568
70.00 - 74.99	> 50	82	$16,500,676.97	$201,227.77	1.17%	8.587	53.68	72.87	76.98	12.82	100	70.04	17.7	12.26	0	8.74	20.48	13.67	557
75.00 - 79.99	> 50	143	$23,665,466.77	$165,492.77	1.67%	8.942	53.39	75.98	85.4	8.81	99.7	67.68	20.65	11.67	0	18.94	5.48	13.26	541
80.00 - 84.99	> 50	52	$10,108,763.96	$194,399.31	0.71%	8.623	53.18	82.08	86.34	5.09	98.14	92.78	7.22	0	4.41	3.87	18.08	12.24	584
85.00 - 89.99	> 50	55	$11,235,446.98	$204,280.85	0.79%	9.237	53.52	85.45	81.98	11.82	96.85	84.91	15.09	0	0	11.54	0.91	4.14	570
90.00 - 94.99	> 50	13	$3,683,902.67	$283,377.13	0.26%	7.977	52.59	90	84.13	3.54	77.37	97.76	2.24	0	0	11.14	12.11	12.25	626

Table 3

	Count	Total Current Balance	Average Current Balance	Percent of Total Balance	Wtd Avg GWAC	Wtd Avg DTI	Wtd Avg LTV	% SFD	%PUD	% Owner OCC	%Full Doc	%Reduced Doc	%Stated Doc	%IO	%CA	%NY	%FL	Wtd Avg FICO
DTI 20.00 24.99 and FICO < 525	25	$3,212,220.46	$128,488.82	0.23%	8.859	22.2	67.17	81.37	14.78	97.43	83.08	12	4.92	0	4.92	10.17	21.36	513
DTI 25.00 29.99 and FICO < 550	85	$10,671,592.46	$125,548.15	0.75%	9.025	27.11	65.49	89.44	5.44	99.44	68.86	21.94	9.2	0	7.4	4.9	15.68	524
DTI 30.00 34.99 and FICO < 575	259	$36,434,947.04	$140,675.47	2.57%	8.507	32.04	72.41	86.82	6.56	99.31	83.93	11.31	4.76	0	9.56	4.76	12.6	544
DTI 35.00 39.99 and FICO < 600	474	$74,113,460.32	$156,357.51	5.23%	8.346	37.13	75.87	86.22	5.86	99.33	81	11.6	7.39	0	11.3	6.93	14.46	560
DTI 40.00 44.99 and FICO < 625	777	$122,859,011.18	$158,119.71	8.68%	8.265	42.15	76.39	85.02	6.78	98.65	74.92	14.67	10.41	2.06	11.64	10.08	14.6	574

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
44	DTI 45.00 49.99 and FICO < 650		1671	$303,670,911.23	$181,730.05	21.44%	7.871	47.42	78.53	84.11	5.99	98.14	69.27	17.83	12.9	14.18	16.68	9.12	13.79	593
45	DTI 50.00 54.99 and FICO < 675		856	$156,998,720.52	$183,409.72	11.09%	8.17	51.03	77.88	82.42	7.3	98.19	78	14.04	7.97	12.66	12.14	11.78	13.03	587
46	DTI >= 55.00 and FICO < 700		136	$23,820,945.58	$175,154.01	1.68%	9.007	55	73.45	79.32	12.91	99.74	71.33	19.28	9.39	0	14.97	7.38	7.91	548
47																				
48																				

Table 4

			Total	Average	Percent of	Wtd Avg	Wtd Avg	Wtd Avg				%Full	%Reduced	%Stated					Wtd Avg
FICO	Documentation	Count	Current Balance	Current Balance	Total Balance	GWAC	DTI	LTV	% SFD	%PUD	% Owner OCC	Doc	Doc	Doc	%IO	%CA	%NY	%FL	FICO
<= 499	Reduced	164	$23,382,968.09	$142,579.07	1.65%	9.332	44.72	67.7	87.65	7.5	98.58	0	64.92	35.08	0	15.27	11.7	25.65	514
500 - 524	Reduced	190	$29,455,866.56	$155,030.88	2.08%	9.354	43.38	70.31	81.06	9.83	98.88	0	63.17	36.83	0	11.2	11.73	17.58	536
525 - 549	Reduced	283	$45,428,946.01	$160,526.31	3.21%	8.667	41.6	74.33	84.03	6.72	98.7	0	60.78	39.22	0	8.92	12.84	19.7	562
550 - 574	Reduced	262	$44,819,446.87	$171,066.59	3.16%	8.227	41.46	74.94	80.13	7.88	97.34	0	62.64	37.36	0	17.88	12.21	19.9	587
575 - 599	Reduced	289	$52,377,554.84	$181,237.21	3.70%	7.98	41.15	77.05	79.94	6.93	96.38	0	59.03	40.97	8.57	18.29	11.85	17.09	613
600 - 624	Reduced	312	$60,495,033.16	$193,894.34	4.27%	7.546	40.3	78.4	77.46	6.43	95.32	0	58.76	41.24	43.93	21.04	7.23	13.51	637
625 - 649	Reduced	182	$36,379,059.80	$199,884.94	2.57%	7.34	39.69	77.78	79.55	3.08	93.75	0	56.69	43.31	46.03	21.85	9.87	14.49	661
650 - 674	Reduced	79	$18,231,033.63	$230,772.58	1.29%	7.116	39.61	77.29	85.88	2.62	96.67	0	54.79	45.21	52.16	31.38	12.11	11.65	685
675 - 699	Reduced	25	$5,412,403.43	$216,496.14	0.38%	7.263	37.72	71.07	62.51	4.57	89.66	0	47.69	52.31	34.14	21.63	26.86	13.85	709
700 - 724	Reduced	47	$10,448,266.95	$222,303.55	0.74%	6.81	41.09	85.4	85.18	5.37	82.18	0	44.48	55.52	45.98	20.75	9.99	3.41	737
725 - 749	Reduced	20	$4,591,826.91	$229,591.35	0.32%	6.675	43.25	83.86	85.17	0	89.3	0	45.87	54.13	54.76	16.62	16.67	4.44	760
750 - 774	Reduced	9	$2,070,249.80	$230,027.76	0.15%	6.63	40.59	81.57	37.54	11.64	96.32	0	37.15	62.85	31.35	19.27	47.14	6.67	781
>= 800	Reduced	2	540700.13	270350.07	0.04%	6.401	36	79.7	86.84	0	86.84	0	13.16	86.84	0	0	86.84	13.16	810

Table 5 IO LOANS

		Total	Average	Percent of	Wtd Avg	Wtd Avg	Wtd Avg				%Full	%Reduced	%Stated					Wtd Avg
FICO	Count	Current Balance	Current Balance	Total Balance	GWAC	DTI	LTV	% SFD	%PUD	% Owner OCC	Doc	Doc	Doc	%IO	%CA	%NY	%FL	FICO
600 - 624	87	$19,682,292.00	$226,233.24	1.39%	7.195	40.55	81.46	85.91	5.56	99.57	77.19	18.01	4.81	100	32.42	4.98	10.23	622
625 - 649	425	$104,823,014.25	$246,642.39	7.40%	7.016	40.69	81	82.38	6.17	99.77	74.64	13.67	11.69	100	34.63	5.31	9.11	638
650 - 674	344	$83,009,866.68	$241,307.75	5.86%	6.757	41.23	80.92	82	6.52	98.92	79.83	10.51	9.66	100	29.61	7.12	8.73	662
675 - 699	138	$40,300,132.00	$292,029.94	2.85%	6.736	40.79	82.05	78.14	7.3	99.28	76.41	13.89	9.7	100	36.73	9.61	7.92	685
700 - 724	35	$10,411,024.00	$297,457.83	0.74%	7.041	39.34	83.02	77.65	10.3	100	82.25	12.39	5.36	100	28.78	12.79	5.1	710
725 - 749	65	$17,567,892.00	$270,275.26	1.24%	6.331	41.39	82.6	76.21	12.81	95.8	72.65	12.14	15.2	100	35.55	4.53	6.57	738
750 - 774	41	$11,884,329.00	$289,861.68	0.84%	6.402	37.14	82.8	84.14	4.07	100	78.84	11.18	9.98	100	34.5	16.37	4.07	761
775 - 799	12	$3,713,201.00	$309,433.42	0.26%	6.053	35.42	79.73	79.76	8.35	100	82.52	6.73	10.75	100	40.81	6.73	0	789
800 >=	3	$980,050.00	$326,683.33	0.07%	5.73	47.76	77.04	100	0	100	100	0	0	100	0	0	0	804

Table 6 Manufactured Housing

		Total	Average	Percent of	Wtd Avg	Wtd Avg	Wtd Avg				%Full	%Reduced	%Stated					Wtd Avg
FICO	Count	Current Balance	Current Balance	Total Balance	GWAC	DTI	LTV	% SFD	%PUD	% Owner OCC	Doc	Doc	Doc	%IO	%CA	%NY	%FL	FICO
550 - 524	12	922,173.50	76,847.79	0.07%	9.673	43.61	62.4	0	0	92.41	100	0	0	0	0	0	28.27	514

	A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T
86	525 - 550		11	980,069.02	89,097.18	0.07%	9.743	43.97	58.79	0	0	100	87.74	12.26	0	0	12.14	0	8.26	534
87	550 - 574		34	2,737,000.07	80,500.00	0.19%	9.09	36.26	66.97	0	0	100	77.21	15.14	7.65	0	6.63	0	13.51	560
88	575 - 599		26	2,551,984.30	98,153.24	0.18%	8.796	40.39	68.43	0	0	100	72.35	18.93	8.72	0	9.01	0	22.16	588
89	600 - 624		27	2,556,850.28	94,698.16	0.18%	8.298	41.66	71.22	0	0	100	82.89	5.54	11.56	0	20.53	0	15.34	611
90	625 - 649		27	2,890,094.41	107,040.53	0.20%	8.013	36.75	70.3	0	0	93.5	73.33	15.27	11.39	0	37.91	0	19.11	638
91	650 - 674		33	3,170,499.80	96,075.75	0.22%	7.671	40.12	73.26	0	0	97.73	78.68	16.78	4.54	0	14.67	0	32.86	662
92	675 - 699		16	1,864,933.25	116,558.33	0.13%	7.22	38.83	75.09	0	0	100	75.62	20.25	4.13	0	18.06	0	11.73	685
93	700 - 724		17	1,574,102.49	92,594.26	0.11%	7.252	36.44	71.91	0	0	100	83.79	16.21	0	0	13.32	0	20.05	709
94	725 - 749		10	1,251,909.36	125,190.94	0.09%	6.834	39.32	74.97	0	0	100	94.27	5.73	0	0	28.73	0	5.73	741
95	750 - 774		2	154,975.68	77,487.84	0.01%	7.115	38.64	79.95	0	0	100	100	0	0	0	0	0	0	764
96	775 - 799		2	255,303.54	127,651.77	0.02%	6.708	29.72	61.98	0	0	100	100	0	0	0	0	0	0	789
97	800 >=		1	71,146.09	71,146.09	0.01%	7.4	3	80	0	0	0	0	100	0	0	0	0	100	803

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. Summary
2. LTV
3. FICO
4. DTI
5. Loan Balance Distriubtion

1. Summary

% of Pool Covered by MI: 0.00

Top

2. LTV

LTV	Percent Balance
<= 20.00	0.145
20.01 - 30.00	0.367
30.01 - 40.00	1.057
40.01 - 50.00	2.298
50.01 - 60.00	5.224
60.01 - 70.00	10.165
70.01 - 80.00	31.774
80.01 - 90.00	47.889
90.01 - 100.00	1.081
Total:	**100.000**

WA LTV: 78.23

Top

3. FICO

FICO	Percent Balance
500 - 519	3.996
520 - 539	7.242
540 - 559	8.228
560 - 579	9.301
580 - 599	9.954
600 - 619	10.610
620 - 639	13.694
640 - 659	13.966
660 - 679	10.118
680 - 699	3.730
700 - 719	1.466
720 - 739	2.884
740 - 759	2.506
760 >=	2.306
Total:	**100.000**

WA FICO: 618

Top

4. DTI

DTI	Percent Balance
<= 10.00	0.607
10.01 - 20.00	3.399
20.01 - 30.00	12.284
30.01 - 40.00	24.993
40.01 - 50.00	52.671
50.01 - 60.00	6.045
Total:	**100.000**

WA DTI: 40.54

Top

5. Loan Balance Distriubtion

Loan Balance Distriubtion	Percent Balance	Total Balance	Loan Count
50,000.01 - 75,000.00	4.06	57,489,230.42	872
75,000.01 - 100,000.00	7.13	100,949,899.30	1151
100,000.01 - 150,000.00	18.35	259,915,989.44	2089
150,000.01 - 200,000.00	17.35	245,656,126.75	1412
200,000.01 - 250,000.00	13.70	194,069,893.29	868
250,000.01 - 300,000.00	11.39	161,319,877.44	590
300,000.01 - 350,000.00	9.23	130,737,553.18	404
350,000.01 - 400,000.00	5.44	77,008,572.73	207
400,000.01 - 450,000.00	3.91	55,332,426.30	130
450,000.01 - 500,000.00	3.52	49,806,676.49	105
500,000.01 - 550,000.00	1.76	24,868,959.46	47
550,000.01 - 600,000.00	1.60	22,691,517.85	39
600,000.01 - 650,000.00	0.85	12,024,857.21	19
650,000.01 - 700,000.00	0.71	10,080,380.35	15
700,000.01 - 750,000.00	0.88	12,522,398.64	17
800,000.01 - 850,000.00	0.06	825,000.00	1
850,000.01 - 900,000.00	0.06	892,000.00	1
Total:	**100.00**	**1,416,191,358.85**	**7967**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be

taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. Loan Type (IO Loans Only)
2. Loan Type (IO ARM loans only)

1. Loan Type (IO Loans Only)

Loan Type (IO Loans Only)	WA IO Term	Number of Loans	Loan Balance	Avg Loan Balance	% of total IO Pool	WA FICO	WA LTV	Ow Occup
2Yr/6 Mo Libor 5 Yr IO	60	626	161,141,711.68	257,414.87	55.115	655	81.35	99
3Yr/6 Mo Libor 5 Yr IO	60	240	60,461,072.00	251,921.13	20.680	676	82.81	98
5Yr/6 Mo Libor 5 Yr IO	60	15	3,758,693.00	250,579.53	1.286	756	88.99	100
Fixed - 5 Yr IO	60	269	67,010,324.25	249,109.01	22.920	678	79.65	100
Total:	**60**	**1,150**	**292,371,800.93**	**254,236.35**	**100.000**	**666**	**81.36**	**99**

Top

2. Loan Type (IO ARM loans only)

Loan Type (IO ARM loans only)	Init Cap =1.00%	Init Cap =1.50%	Init Cap =2.00%	Init Cap =2.50%	Init Cap =3.00%	Init Cap =3.50%	Init Cap =4.00%	Init Cap =4.50%	=
2Yr/6 Mo Libor 5 Yr IO	0.000	0.000	100.000	0.000	0.000	0.000	0.000	0.000	
3Yr/6 Mo Libor 5 Yr IO	0.000	0.000	100.000	0.000	0.000	0.000	0.000	0.000	
5Yr/6 Mo Libor 5 Yr IO	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	
Total:	**0.000**	**0.000**	**98.332**	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. Summary Aggregate
2. IO Loans From the Entire Pool
3. FICO & Documentation
4. Original LTV
5. Principal Balance
6. APR & FICO
7. APR & LTV

1. Summary Aggregate

WAC: 7.617
Wtd Avg FICO: 618
FICO lt 600: 38.72
FICO 600 650: 33.33
WA LTV: 78.23
LTV eq 80: 7.02
LTV gt 80.01: 48.97
LTV 95.01 100: 0.00
Full Doc: 76.44
Stated Doc: 9.67
Limited Doc: 13.89
Purch %: 2.20
CO refi %: 93.87
Owner OCC: 97.71
Prepay Penalty: 57.22
Wtd Avg DTI: 40.54
ARM %: 78.61
2 YR Fixed ARM: 65.14
3 YR Fixed ARM: 13.02
1st Lien %: 100.00
Avg Loan Balance: 177757.17
of Loans: 7967
Loan Bal < 100K: 11.17
Mtg Rates > 12%: 0.12
Manuf Housing (%): 1.48
Silent 2nd %: 1.73
IO Loan %: 20.64

Top

2. IO Loans From the Entire Pool

5 YR IO: 100.00
2 YR IO: 0.00
FICO: 666
LTV: 81.36
DTI: 40.65
Full Doc: 77.04
Purchase: 2.47

Top

3. FICO & Documentation

FICO & Documentation	Count	% Full Documentation	% Limited Documentation	% Stated Documentation	% Purchase	% CO Refi	WAC
451 - 500	20	0.13	0.04	0.03	0.00	0.20	9.132
501 - 550	1379	10.45	2.45	1.35	0.07	13.93	9.076
551 - 600	2145	18.57	3.91	2.45	0.26	24.08	8.101
601 - 650	2489	24.64	4.68	3.36	0.97	30.32	7.355
651 - 700	1310	15.14	2.09	1.58	0.63	17.30	6.864
701 - 750	398	4.66	0.51	0.61	0.15	5.18	6.596
751 - 800	213	2.69	0.20	0.27	0.11	2.68	6.274
801 - 850	13	0.16	0.01	0.03	0.01	0.18	6.057
Total:	**7967**	**76.44**	**13.89**	**9.67**	**2.20**	**93.87**	**7.617**

Top

4. Original LTV

Original LTV	Number of	FICO <=	FICO 451 -	FICO 501 -	FICO 551 -	FICO 601 -	FICO 651 -	FICO 701 -	FICO 751 -	FICO 801 -	WA FICO

	Loans	450	500	550	600	650	700	750	800	850		
10.01 - 20.00	28	0.00	0.00	0.03	0.05	0.02	0.04	0.01	0.00	0.00	602.06	
20.01 - 30.00	52	0.00	0.00	0.06	0.08	0.13	0.09	0.00	0.00	0.00	609.23	
30.01 - 40.00	134	0.00	0.00	0.27	0.27	0.31	0.17	0.02	0.01	0.00	597.68	1
40.01 - 50.00	233	0.00	0.01	0.55	0.54	0.72	0.32	0.09	0.07	0.00	605.20	1
50.01 - 60.00	514	0.00	0.03	1.83	1.16	1.15	0.74	0.19	0.13	0.01	591.50	1
60.01 - 70.00	850	0.00	0.07	2.29	2.94	2.82	1.51	0.32	0.21	0.00	599.99	1
70.01 - 80.00	2524	0.00	0.10	6.86	8.84	9.54	4.67	1.18	0.50	0.10	602.74	1
80.01 - 90.00	3547	0.00	0.00	2.36	11.03	17.99	10.66	3.60	2.15	0.09	635.06	1
90.01 - 100.00	85	0.00	0.00	0.00	0.01	0.00	0.60	0.37	0.09	0.00	706.28	1
Total:	**7967**	**0.00**	**0.20**	**14.25**	**24.93**	**32.67**	**18.81**	**5.78**	**3.16**	**0.20**	**618.50**	1

Top

5. Principal Balance

Principal Balance	FICO <= 450	FICO 451 - 500	FICO 501 - 550	FICO 551 - 600	FICO 601 - 650	FICO 651 - 700	FICO 701 - 750	FICO 751 - 800	FICO 801 - 850	WA FICO	1
50,000.01 - 100,000.00	0.00	0.03	2.55	3.48	3.00	1.52	0.34	0.24	0.02	598.99	7
100,000.01 - 150,000.00	0.00	0.06	3.52	5.18	5.65	2.61	0.90	0.40	0.02	606.53	7
150,000.01 - 200,000.00	0.00	0.05	2.87	4.56	5.78	2.78	0.84	0.44	0.03	611.86	7
200,000.01 - 250,000.00	0.00	0.03	1.91	3.45	4.63	2.47	0.85	0.35	0.01	617.77	7
250,000.01 - 300,000.00	0.00	0.00	1.30	2.52	4.09	2.32	0.72	0.45	0.00	624.56	7
300,000.01 - 350,000.00	0.00	0.00	0.82	2.12	3.13	1.98	0.80	0.33	0.04	631.27	8
350,000.01 - 400,000.00	0.00	0.03	0.55	1.27	1.73	1.31	0.37	0.19	0.00	627.00	8
400,000.01 - 450,000.00	0.00	0.00	0.33	0.85	1.30	0.96	0.29	0.18	0.00	633.06	8
450,000.01 - 500,000.00	0.00	0.00	0.26	0.50	1.24	1.03	0.24	0.20	0.03	643.53	8
500,000.01 - 550,000.00	0.00	0.00	0.08	0.22	0.56	0.64	0.11	0.11	0.04	652.09	8
550,000.01 - 600,000.00	0.00	0.00	0.00	0.37	0.50	0.57	0.12	0.04	0.00	641.36	8
600,000.01 - 650,000.00	0.00	0.00	0.00	0.04	0.45	0.22	0.00	0.13	0.00	666.06	8
650,000.01 - 700,000.00	0.00	0.00	0.05	0.15	0.24	0.14	0.10	0.05	0.00	642.60	7
700,000.01 - 750,000.00	0.00	0.00	0.00	0.21	0.31	0.26	0.05	0.05	0.00	646.94	7
800,000.01 - 850,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.06	0.00	0.00	703.00	8

850,000.01 - 900,000.00	0.00	0.00	0.00	0.00	0.06	0.00	0.00	0.00	0.00	646.00	8
Total:	**0.00**	**0.20**	**14.25**	**24.93**	**32.67**	**18.81**	**5.78**	**3.16**	**0.20**	**618.50**	**7**

Top

6. APR & FICO

APR & FICO	FICO <= 450	FICO 451 - 500	FICO 501 - 550	FICO 551 - 600	FICO 601 - 650	FICO 651 - 700	FICO 701 - 750	FICO 751 - 800	FICO 801 - 850	WA FICO	LTV	W
5.001 - 5.500	0.00	0.00	0.00	0.00	0.00	0.00	0.07	0.07	0.04	768.27	72.74	5
5.501 - 6.000	0.00	0.00	0.00	0.05	1.02	1.57	1.57	1.35	0.07	706.08	77.18	5
6.001 - 6.500	0.00	0.00	0.00	0.81	5.17	6.17	1.93	1.12	0.08	666.93	79.46	6
6.501 - 7.000	0.00	0.00	0.03	4.89	9.17	5.53	1.13	0.33	0.01	634.97	79.62	6
7.001 - 7.500	0.00	0.00	0.51	3.53	6.55	2.47	0.37	0.13	0.01	623.43	79.07	7
7.501 - 8.000	0.00	0.01	2.12	4.40	4.46	1.55	0.29	0.05	0.00	600.39	77.93	7
8.001 - 8.500	0.00	0.08	2.45	3.15	2.25	0.65	0.16	0.07	0.00	583.98	76.34	8
8.501 - 9.000	0.00	0.03	2.65	3.38	1.72	0.41	0.12	0.03	0.00	574.95	77.49	8
9.001 - 9.500	0.00	0.01	1.99	1.31	0.83	0.22	0.11	0.00	0.00	569.85	75.87	9
9.501 - 10.000	0.00	0.01	1.91	1.60	0.75	0.14	0.01	0.01	0.00	564.96	75.89	9
10.001 - 10.500	0.00	0.02	1.38	0.95	0.41	0.06	0.00	0.00	0.00	559.62	77.78	10
10.501 - 11.000	0.00	0.01	0.61	0.35	0.18	0.02	0.02	0.00	0.00	558.12	75.64	10
11.001 - 11.500	0.00	0.00	0.23	0.24	0.09	0.03	0.00	0.00	0.00	567.24	79.15	11
11.501 >=	0.00	0.02	0.38	0.27	0.07	0.00	0.00	0.00	0.00	549.28	76.95	11
Total:	**0.00**	**0.20**	**14.25**	**24.93**	**32.67**	**18.81**	**5.78**	**3.16**	**0.20**	**618.50**	**78.23**	**7**

Top

7. APR & LTV

APR & LTV	LTV <=40	LTV 40.01 - 50	LTV 50.01 - 60	LTV 60.01 - 70	LTV 70.01 - 80	LTV 80.01 - 90	LTV 90.01 - 100	LTV 100+	WA LTV	WA FICO	Gross Margin	Avg l
5.001 - 5.500	0.01	0.00	0.00	0.06	0.04	0.08	0.00	0.00	72.74	768	3.250	370,52

5.501 - 6.000	0.06	0.12	0.44	0.63	2.00	2.33	0.04	0.00	77.18	706	4.267	255,13
6.001 - 6.500	0.13	0.35	0.55	1.56	4.46	8.15	0.08	0.00	79.46	667	5.194	238,00
6.501 - 7.000	0.19	0.51	0.84	1.62	6.43	11.25	0.24	0.00	79.62	635	5.377	212,49
7.001 - 7.500	0.23	0.29	0.57	1.31	3.76	7.15	0.27	0.00	79.07	623	5.825	187,37
7.501 - 8.000	0.32	0.26	0.55	1.47	4.05	6.04	0.21	0.00	77.93	600	5.998	158,17
8.001 - 8.500	0.18	0.17	0.59	1.14	3.38	3.20	0.14	0.00	76.34	584	6.217	158,83
8.501 - 9.000	0.09	0.22	0.58	1.05	2.66	3.70	0.04	0.00	77.49	575	6.251	145,35
9.001 - 9.500	0.11	0.13	0.44	0.54	1.42	1.77	0.05	0.00	75.87	570	6.244	138,10
9.501 - 10.000	0.11	0.19	0.37	0.35	1.50	1.92	0.01	0.00	75.89	565	6.052	132,43
10.001 - 10.500	0.05	0.05	0.15	0.21	1.07	1.28	0.00	0.00	77.78	560	5.383	133,25
10.501 - 11.000	0.05	0.01	0.08	0.12	0.48	0.45	0.00	0.00	75.64	558	6.468	108,49
11.001 - 11.500	0.00	0.01	0.03	0.06	0.20	0.29	0.00	0.00	79.15	567	6.316	112,13
11.501 >=	0.02	0.00	0.04	0.05	0.34	0.28	0.00	0.00	76.95	549	6.467	109,03
Total:	**1.57**	**2.30**	**5.22**	**10.16**	**31.77**	**47.89**	**1.08**	**0.00**	**78.23**	**618**	**5.737**	**177,75**

Please note LTV refers to loan to value for first lien and cumulative loan to value for second lien

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Non Full Doc
1,864 records

Selection Criteria: Non Full Doc
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 1,864
Aggregate Scheduled Principal Balance: 333,633,356.18
Minimum Scheduled Balance: 59,810.53
Maximum Scheduled Balance: 749,089.51
Average Scheduled Balance: 178,987.85
Aggregate Original Principal Balance: 333,825,392.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 749,692.00
Average Original Balance: 179,090.88
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 8.050
Minimum Coupon: 5.500
Maximum Coupon: 14.150
Weighted Average Original Term: 358
Minimum Original Term: 120
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 356
Minimum Remaining Term: 119
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 5.717
Minimum Margin: 2.102
Maximum Margin: 6.750
Weighted Average Max Rate: 14.137
Minimum Max Rate: 11.500
Maximum Max Rate: 20.150
Weighted Average Min Rate: 8.137
Minimum Min Rate: 5.500
Maximum Min Rate: 14.150
Weighted Average Loan-to-Value - As Provided: 75.77
Low LTV: 13.04
High LTV: 95.00
Weighted Average Fico: 611
Min FICO: 500
Max FICO: 811
Top 5 States: CA(18%),FL(17%),NY(12%),NJ(10%),MA(5%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor	1,232	210,281,560.87	63.03	358	41.7
2Yr/6 Mo Libor 5 Yr IO	161	43,897,660.00	13.16	359	41.4
3Yr/6 Mo Libor	182	25,590,615.15	7.67	358	39.5
3Yr/6 Mo Libor 5 Yr IO	59	15,221,847.00	4.56	359	43.2
5Yr/6 Mo Libor	1	269,932.49	0.08	359	36.0
5Yr/6 Mo Libor 5 Yr IO	3	750,860.00	0.23	359	44.2

Fixed	193	30,352,186.67	9.10	338	38.8
Fixed - 5 Yr IO	33	7,268,694.00	2.18	359	36.9
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.2**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	472	36,384,885.00	10.90	351	38.1
100,000.01 - 150,000.00	473	58,946,338.00	17.66	356	40.7
150,000.01 - 200,000.00	333	58,355,365.00	17.48	357	41.2
200,000.01 - 250,000.00	194	43,432,353.00	13.01	358	41.7
250,000.01 - 300,000.00	145	39,471,371.00	11.82	357	42.2
300,000.01 - 350,000.00	113	36,645,050.00	10.98	355	42.3
350,000.01 - 400,000.00	44	16,496,028.00	4.94	359	41.6
400,000.01 - 450,000.00	34	14,377,749.00	4.31	359	42.6
450,000.01 - 500,000.00	28	13,340,965.00	4.00	359	43.4
500,000.01 - 550,000.00	14	7,435,351.00	2.23	359	39.3
550,000.01 - 600,000.00	6	3,525,995.00	1.06	359	38.6
600,000.01 - 650,000.00	3	1,923,000.00	0.58	359	44.2
650,000.01 - 700,000.00	3	2,010,250.00	0.60	359	43.6
700,000.01 - 750,000.00	2	1,480,692.00	0.44	359	40.5
Total:	**1,864**	**333,825,392.00**	**100.00**	**356**	**41.2**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	472	36,359,575.92	10.90	351	38.1
100,000.01 - 150,000.00	473	58,909,524.67	17.66	356	40.7
150,000.01 - 200,000.00	333	58,320,917.28	17.48	357	41.2
200,000.01 - 250,000.00	194	43,406,323.11	13.01	358	41.7
250,000.01 - 300,000.00	146	39,749,183.40	11.91	357	42.2
300,000.01 - 350,000.00	112	36,322,702.45	10.89	355	42.4
350,000.01 - 400,000.00	44	16,487,712.64	4.94	359	41.6
400,000.01 - 450,000.00	34	14,372,161.94	4.31	359	42.6
450,000.01 - 500,000.00	28	13,335,437.24	4.00	359	43.4
500,000.01 - 550,000.00	14	7,432,416.66	2.23	359	39.3
550,000.01 - 600,000.00	6	3,525,117.57	1.06	359	38.6
600,000.01 - 650,000.00	3	1,922,502.29	0.58	359	44.2
650,000.01 - 700,000.00	3	2,009,691.50	0.60	359	43.6
700,000.01 - 750,000.00	2	1,480,089.51	0.44	359	40.5
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.2**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR

LOANS						
61 - 120	3	218,301.44	0.07	119	40.97	
121 - 180	25	2,693,520.29	0.81	179	35.12	
181 - 240	15	2,212,761.07	0.66	239	39.03	
241 - 300	3	472,556.52	0.14	299	27.19	
301 - 360	1,818	328,036,216.86	98.32	359	41.35	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

Minimum: 119
Maximum: 360
Weighted Average: 356

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	28	7,342,417.08	2.20	351	39.61	
6.000 - 6.499	100	25,363,643.35	7.60	354	41.12	
6.500 - 6.999	294	65,692,683.20	19.69	356	39.72	
7.000 - 7.499	187	38,792,320.02	11.63	355	41.13	
7.500 - 7.999	285	50,624,191.87	15.17	357	40.58	
8.000 - 8.499	170	29,032,789.90	8.70	358	41.24	
8.500 - 8.999	266	41,526,406.17	12.45	358	40.90	
9.000 - 9.499	109	15,627,797.26	4.68	355	43.29	
9.500 - 9.999	178	25,796,586.59	7.73	358	42.82	
10.000 - 10.499	91	14,329,119.56	4.29	358	44.18	
10.500 - 10.999	74	9,618,520.78	2.88	356	44.61	
11.000 - 11.499	29	3,991,005.15	1.20	359	42.10	
11.500 - 11.999	46	5,215,330.26	1.56	359	44.70	

12.000 - 12.499	2	245,932.54	0.07	359	48.90	
12.500 - 12.999	2	247,190.43	0.07	359	46.97	
13.000 - 13.499	1	61,986.60	0.02	359	50.00	
13.500 - 13.999	1	59,988.82	0.02	359	41.00	
14.000 - 14.499	1	65,446.60	0.02	358	49.00	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

Minimum: 5.500
Maximum: 14.150
Weighted Average: 8.050

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
25.00 <=	17	1,271,140.53	0.38	347	38.16	
25.01 - 30.00	7	656,467.26	0.20	341	40.25	
30.01 - 35.00	25	2,854,174.65	0.86	355	38.05	
35.01 - 40.00	24	2,636,061.16	0.79	359	38.15	
40.01 - 45.00	31	4,757,839.42	1.43	350	39.75	
45.01 - 50.00	49	6,696,037.76	2.01	350	38.61	
50.01 - 55.00	59	8,521,600.09	2.55	348	40.02	
55.01 - 60.00	89	12,609,847.54	3.78	354	40.18	
60.01 - 65.00	105	17,202,884.13	5.16	357	41.42	
65.01 - 70.00	135	26,691,312.51	8.00	358	41.69	
70.01 - 75.00	347	59,647,977.66	17.88	358	42.76	
75.01 - 80.00	337	64,250,931.03	19.26	356	40.85	
80.01 - 85.00	239	45,593,433.80	13.67	357	41.75	
85.01 - 90.00	399	80,139,257.75	24.02	357	40.91	

90.01 - 95.00	1	104,390.89	0.03	359	41.00	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
500 - 519	102	14,021,153.46	4.20	358	43.16	9.
520 - 539	182	28,194,378.58	8.45	358	44.62	9.
540 - 559	198	29,844,523.26	8.95	358	41.21	8.
560 - 579	200	33,522,274.43	10.05	356	42.90	8.
580 - 599	217	37,504,897.80	11.24	358	41.07	8.
600 - 619	220	38,768,248.26	11.62	357	41.62	8.
620 - 639	251	49,146,340.54	14.73	356	39.66	7.
640 - 659	213	41,790,235.02	12.53	357	40.61	7.
660 - 679	124	25,312,866.67	7.59	357	40.06	7.
680 - 699	54	12,464,990.94	3.74	354	38.95	6.
700 - 719	23	4,896,593.30	1.47	355	37.27	7.
720 - 739	32	7,771,140.71	2.33	351	41.54	6.

740 - 759	25	5,286,295.56	1.58	355	40.68	7.
760 - 779	16	3,340,393.39	1.00	333	42.15	6.
780 - 799	5	1,228,324.13	0.37	359	44.70	6.
800 - 819	2	540,700.13	0.16	359	36.00	6.
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	**8.**

Minimum: 500
Maximum: 811
Weighted Average: 611

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
<= 20.00	89	13,551,553.88	4.06	353	14.89	
20.01 - 25.00	97	16,488,272.83	4.94	353	23.36	
25.01 - 30.00	121	17,620,971.22	5.28	356	28.09	
30.01 - 35.00	198	31,373,775.20	9.40	355	32.93	
35.01 - 40.00	223	38,768,601.27	11.62	357	38.03	
40.01 - 45.00	367	66,357,594.60	19.89	356	43.13	
45.01 - 50.00	642	129,075,711.46	38.69	357	48.20	
50.01 - 55.00	127	20,396,875.72	6.11	358	53.62	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

Minimum: 2.00
Maximum: 55.00
Weighted Average: 41.26

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A M(
California	227	59,410,605.51	17.81	358	40.84	
Florida	354	55,085,145.49	16.51	358	39.75	
New York	155	38,583,750.03	11.56	358	42.59	
New Jersey	153	32,288,112.11	9.68	358	43.34	
Massachusetts	71	17,405,179.37	5.22	358	39.74	
Illinois	98	15,982,309.39	4.79	357	41.91	
Pennsylvania	94	12,135,968.81	3.64	355	41.47	
Arizona	51	8,795,237.59	2.64	359	38.81	
Maryland	51	8,735,831.72	2.62	358	42.97	
Texas	85	8,496,978.08	2.55	344	41.45	
Georgia	48	6,330,224.34	1.90	356	42.66	
Nevada	30	6,271,956.88	1.88	356	38.16	
Michigan	51	6,187,610.71	1.85	356	37.49	
Rhode Island	27	5,609,146.83	1.68	359	44.75	
Connecticut	22	4,177,661.47	1.25	345	44.06	
Ohio	32	3,867,770.40	1.16	354	40.31	
Colorado	22	3,800,149.77	1.14	352	42.40	
North Carolina	30	3,591,319.18	1.08	356	43.17	
Washington	21	3,587,697.83	1.08	359	38.02	
Wisconsin	25	3,536,878.94	1.06	359	43.14	
Maine	24	3,406,447.13	1.02	357	42.69	
Hawaii	11	3,336,790.69	1.00	359	44.98	
New Hampshire	14	2,822,033.85	0.85	359	44.91	
Minnesota	14	2,276,850.64	0.68	351	38.21	
South Carolina	19	2,011,110.86	0.60	351	36.33	
Mississippi	16	1,858,183.04	0.56	352	40.71	

Indiana	17	1,759,403.38	0.53	359	40.88	
Alabama	12	1,619,634.43	0.49	352	43.51	
Oregon	8	1,282,733.30	0.38	359	41.71	
Delaware	8	1,195,458.52	0.36	359	43.34	
Missouri	13	1,149,670.35	0.34	327	38.84	
Oklahoma	13	1,143,633.64	0.34	324	41.48	
Louisiana	9	1,079,592.86	0.32	321	36.22	
Arkansas	8	925,877.35	0.28	346	38.80	
Idaho	5	889,874.07	0.27	359	43.24	
Iowa	6	560,232.22	0.17	330	39.68	
Tennessee	7	533,135.17	0.16	338	42.13	
Vermont	2	406,216.64	0.12	359	39.28	
Utah	3	329,074.38	0.10	359	41.17	
Kansas	3	282,296.80	0.08	359	34.65	
Alaska	1	278,021.63	0.08	359	51.00	
Kentucky	1	173,000.00	0.05	359	48.00	
North Dakota	1	164,624.77	0.05	359	35.00	
Wyoming	1	162,011.11	0.05	359	41.00	
South Dakota	1	107,914.90	0.03	359	50.00	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

Number of States Represented: 45

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Owner Occ	1,779	320,520,150.50	96.07	357	41.48	
Non-Owner	64	9,861,878.01	2.96	353	35.31	

Second Home	21	3,251,327.67	0.97	359	37.80	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Limited Doc	1,123	196,727,298.20	58.97	356	40.84
Stated Doc	741	136,906,057.98	41.03	357	41.86
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Refi-Cash Out	1,761	314,322,120.31	94.21	356	41.31	
Refi-No Cashout	54	9,008,198.29	2.70	354	40.13	
Purchase	49	10,303,037.58	3.09	359	40.70	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	244	42,717,987.02	12.80	358	40.44	7.
3A	166	30,116,392.65	9.03	357	41.01	7.
4A	202	40,857,016.27	12.25	355	39.97	7.
5A	181	37,049,445.02	11.10	356	40.58	7.
6A	115	23,518,911.88	7.05	356	39.90	7.
7A	55	12,843,576.30	3.85	355	38.62	6.
8A	86	19,036,006.59	5.71	349	41.34	6.
A	323	54,812,664.11	16.43	357	40.65	8.
B	255	37,253,275.89	11.17	358	43.89	9.
C	216	32,644,664.12	9.78	359	44.89	9.
D	21	2,783,416.33	0.83	359	42.19	9.
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	**8.**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	1,531	269,228,323.33	80.70	356	41.27	
2-4 Units	98	23,962,192.58	7.18	359	42.52	
Pud	96	20,529,510.27	6.15	356	40.86	
Condo	71	12,332,987.16	3.70	358	40.39	

Manu/Mobil	44	4,186,186.00	1.25	347	37.16	
Sfr-Attach	20	2,524,992.96	0.76	359	43.07	
Pud-Attach	4	869,163.88	0.26	359	39.31	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
0	825	154,564,881.27	46.33	358	41.94	
12	49	10,705,045.45	3.21	355	43.46	
24	7	1,502,988.72	0.45	353	46.82	
30	9	1,332,953.79	0.40	359	42.40	
36	974	165,527,486.95	49.61	356	40.43	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
Conforming	1,751	281,885,520.99	84.49	356	41.14	

Non-Conforming	113	51,747,835.19	15.51	359	41.93
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
11.500 - 11.999	23	6,540,800.18	2.21	359	40.39	
12.000 - 12.499	65	18,066,565.81	6.10	357	42.49	
12.500 - 12.999	255	56,552,336.39	19.10	358	39.44	
13.000 - 13.499	154	32,714,886.27	11.05	359	41.45	
13.500 - 13.999	245	44,697,897.38	15.10	359	41.31	
14.000 - 14.499	148	26,172,915.90	8.84	359	41.77	
14.500 - 14.999	245	38,524,735.97	13.01	359	40.88	
15.000 - 15.499	102	15,019,463.01	5.07	357	43.47	
15.500 - 15.999	165	24,642,501.20	8.32	359	43.25	
16.000 - 16.499	88	14,140,499.56	4.78	358	44.32	
16.500 - 16.999	71	9,365,901.67	3.16	358	44.53	
17.000 - 17.499	28	3,923,027.87	1.33	359	42.15	
17.500 - 17.999	42	4,970,399.31	1.68	359	45.05	
18.000 - 18.499	2	245,932.54	0.08	359	48.90	
18.500 - 18.999	2	247,190.43	0.08	359	46.97	
19.000 - 19.499	1	61,986.60	0.02	359	50.00	
19.500 - 19.999	1	59,988.82	0.02	359	41.00	
20.000 - 20.499	1	65,446.60	0.02	358	49.00	
Total:	**1,638**	**296,012,475.51**	**100.00**	**358**	**41.61**	

Minimum: 11.500
Maximum: 20.150

Weighted Average: 14.137

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	23	6,540,800.18	2.21	359	40.39	
6.000 - 6.499	65	18,066,565.81	6.10	357	42.49	
6.500 - 6.999	255	56,552,336.39	19.10	358	39.44	
7.000 - 7.499	154	32,714,886.27	11.05	359	41.45	
7.500 - 7.999	245	44,697,897.38	15.10	359	41.31	
8.000 - 8.499	148	26,172,915.90	8.84	359	41.77	
8.500 - 8.999	245	38,524,735.97	13.01	359	40.88	
9.000 - 9.499	102	15,019,463.01	5.07	357	43.47	
9.500 - 9.999	165	24,642,501.20	8.32	359	43.25	
10.000 - 10.499	88	14,140,499.56	4.78	358	44.32	
10.500 - 10.999	71	9,365,901.67	3.16	358	44.53	
11.000 - 11.499	28	3,923,027.87	1.33	359	42.15	
11.500 - 11.999	42	4,970,399.31	1.68	359	45.05	
12.000 - 12.499	2	245,932.54	0.08	359	48.90	
12.500 - 12.999	2	247,190.43	0.08	359	46.97	
13.000 - 13.499	1	61,986.60	0.02	359	50.00	
13.500 - 13.999	1	59,988.82	0.02	359	41.00	
14.000 - 14.499	1	65,446.60	0.02	358	49.00	
Total:	**1,638**	**296,012,475.51**	**100.00**	**358**	**41.61**	

Minimum: 5.500
Maximum: 14.150
Weighted Average: 8.137

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
2.000 - 2.249	1	217,000.00	0.07	359	19.00	
2.750 - 2.999	25	6,355,947.75	2.15	359	41.33	
3.000 - 3.249	49	13,346,671.60	4.51	359	39.26	
3.250 - 3.499	2	610,806.55	0.21	358	42.54	
4.000 - 4.249	12	1,933,843.07	0.65	359	43.16	
4.250 - 4.499	76	11,978,790.26	4.05	359	42.51	
4.500 - 4.749	5	1,123,143.85	0.38	359	38.36	
4.750 - 4.999	18	4,213,214.94	1.42	352	42.47	
5.000 - 5.249	37	8,822,769.98	2.98	359	38.59	
5.250 - 5.499	88	18,337,108.66	6.19	359	40.56	
5.500 - 5.749	138	28,739,127.74	9.71	358	40.87	
5.750 - 5.999	184	36,063,596.64	12.18	358	40.40	
6.000 - 6.249	336	60,489,921.09	20.43	359	41.21	
6.250 - 6.499	278	46,297,224.02	15.64	358	41.33	
6.500 - 6.749	212	30,358,484.60	10.26	358	44.89	
6.750 - 6.999	177	27,124,824.76	9.16	359	44.28	
Total:	**1,638**	**296,012,475.51**	**100.00**	**358**	**41.61**	

Minimum: 2.102
Maximum: 6.750
Weighted Average: 5.717

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
2007-04	3	276,343.75	0.09	355	44.76	
2007-07	18	3,543,219.14	1.20	358	44.98	
2007-08	1,369	250,057,607.98	84.48	358	41.68	
2007-09	3	302,050.00	0.10	360	37.48	
2008-07	3	338,281.88	0.11	358	44.03	
2008-08	236	40,245,068.27	13.60	358	40.88	
2008-09	2	229,112.00	0.08	360	39.26	
2010-08	4	1,020,792.49	0.34	359	42.09	
Total:	**1,638**	**296,012,475.51**	**100.00**	**358**	**41.61**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (
2.000	1,634	294,991,683.02	99.66	358	41.61	8.1
6.000	4	1,020,792.49	0.34	359	42.09	6.2
Total:	**1,638**	**296,012,475.51**	**100.00**	**358**	**41.61**	**8.1**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.014

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
1.000	1,638	296,012,475.51	100.00	358	41.61	8.1
Total:	**1,638**	**296,012,475.51**	**100.00**	**358**	**41.61**	**8.1**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MO
AVM Insured	373	62,101,278.97	18.61	356	40.30	
Not AVM Insured	1,491	271,532,077.21	81.39	357	41.48	
Total:	**1,864**	**333,633,356.18**	**100.00**	**356**	**41.26**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those

assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - CashflowsM2

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Prepay Penalty	Princ Writedown	Accum Princ Writedown
Total		38,240,000.00	9,015,936.46	47,255,936.46		0	38,240,000.00	0	0	
0	28-Sep-05	0	0	0	38,240,000.00	0	0	0	0	0
1	25-Oct-05	0	123,037.20	123,037.20	38,240,000.00	0	0	0	0	0
2	25-Nov-05	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
3	25-Dec-05	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
4	25-Jan-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
5	25-Feb-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
6	25-Mar-06	0	127,594.13	127,594.13	38,240,000.00	0	0	0	0	0
7	25-Apr-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
8	25-May-06	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
9	25-Jun-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
10	25-Jul-06	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
11	25-Aug-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
12	25-Sep-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
13	25-Oct-06	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
14	25-Nov-06	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
15	25-Dec-06	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
16	25-Jan-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
17	25-Feb-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
18	25-Mar-07	0	127,594.13	127,594.13	38,240,000.00	0	0	0	0	0
19	25-Apr-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
20	25-May-07	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
21	25-Jun-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
22	25-Jul-07	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
23	25-Aug-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
24	25-Sep-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
25	25-Oct-07	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
26	25-Nov-07	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
27	25-Dec-07	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
28	25-Jan-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
29	25-Feb-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
30	25-Mar-08	0	132,151.07	132,151.07	38,240,000.00	0	0	0	0	0
31	25-Apr-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
32	25-May-08	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
33	25-Jun-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
34	25-Jul-08	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
35	25-Aug-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
36	25-Sep-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0
37	25-Oct-08	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
38	25-Nov-08	0	141,264.93	141,264.93	38,240,000.00	0	0	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
46	39	25-Dec-08	0	136,708.00	136,708.00	38,240,000.00	0	0	0	0	0
47	40	25-Jan-09	1,611,298.57	141,264.93	1,752,563.50	36,628,701.43	0	1,611,298.57	0	0	0
48	41	25-Feb-09	9,805,710.00	135,312.53	9,941,022.53	26,822,991.43	0	9,805,710.00	0	0	0
49	42	25-Mar-09	2,178,256.45	89,499.38	2,267,755.83	24,644,734.99	0	2,178,256.45	0	0	0
50	43	25-Apr-09	655,716.99	91,041.76	746,758.74	23,989,018.00	0	655,716.99	0	0	0
51	44	25-May-09	637,852.21	85,760.74	723,612.95	23,351,165.79	0	637,852.21	0	0	0
52	45	25-Jun-09	620,484.63	86,263.10	706,747.73	22,730,681.16	0	620,484.63	0	0	0
53	46	25-Jul-09	603,600.18	81,262.19	684,862.37	22,127,080.98	0	603,600.18	0	0	0
54	47	25-Aug-09	587,185.20	81,741.12	668,926.32	21,539,895.78	0	587,185.20	0	0	0
55	48	25-Sep-09	571,225.76	79,571.96	650,797.73	20,968,670.02	0	571,225.76	0	0	0
56	49	25-Oct-09	555,710.29	74,963.00	630,673.29	20,412,959.72	0	555,710.29	0	0	0
57	50	25-Nov-09	540,625.59	75,408.88	616,034.46	19,872,334.14	0	540,625.59	0	0	0
58	51	25-Dec-09	525,959.47	71,043.59	597,003.06	19,346,374.67	0	525,959.47	0	0	0
59	52	25-Jan-10	511,700.13	71,468.73	583,168.86	18,834,674.54	0	511,700.13	0	0	0
60	53	25-Feb-10	497,836.08	69,578.43	567,414.51	18,336,838.46	0	497,836.08	0	0	0
61	54	25-Mar-10	484,356.17	61,183.92	545,540.09	17,852,482.29	0	484,356.17	0	0	0
62	55	25-Apr-10	471,249.56	65,950.04	537,199.60	17,381,232.73	0	471,249.56	0	0	0
63	56	25-May-10	458,505.73	62,137.91	520,643.64	16,922,727.00	0	458,505.73	0	0	0
64	57	25-Jun-10	446,114.45	62,515.37	508,629.82	16,476,612.55	0	446,114.45	0	0	0
65	58	25-Jul-10	434,065.79	58,903.89	492,969.68	16,042,546.76	0	434,065.79	0	0	0
66	59	25-Aug-10	422,354.99	59,263.84	481,618.83	15,620,191.77	0	422,354.99	0	0	0
67	60	25-Sep-10	414,402.73	57,703.59	472,106.32	15,205,789.04	0	414,402.73	0	0	0
68	61	25-Oct-10	403,181.10	54,360.70	457,541.79	14,802,607.95	0	403,181.10	0	0	0
69	62	25-Nov-10	392,269.92	54,683.30	446,953.22	14,410,338.03	0	392,269.92	0	0	0
70	63	25-Dec-10	381,660.46	51,516.96	433,177.41	14,028,677.57	0	381,660.46	0	0	0
71	64	25-Jan-11	371,344.20	51,824.27	423,168.48	13,657,333.37	0	371,344.20	0	0	0
72	65	25-Feb-11	361,312.92	50,452.47	411,765.38	13,296,020.45	0	361,312.92	0	0	0
73	66	25-Mar-11	351,558.57	44,364.39	395,922.96	12,944,461.88	0	351,558.57	0	0	0
74	67	25-Apr-11	342,073.38	47,819.00	389,892.38	12,602,388.50	0	342,073.38	0	0	0
75	68	25-May-11	332,849.79	45,053.54	377,903.33	12,269,538.71	0	332,849.79	0	0	0
76	69	25-Jun-11	323,880.43	45,325.72	369,206.15	11,945,658.28	0	323,880.43	0	0	0
77	70	25-Jul-11	315,158.18	42,705.73	357,863.90	11,630,500.10	0	315,158.18	0	0	0
78	71	25-Aug-11	306,676.08	42,965.01	349,641.09	11,323,824.02	0	306,676.08	0	0	0
79	72	25-Sep-11	298,427.40	41,832.09	340,259.50	11,025,396.62	0	298,427.40	0	0	0
80	73	25-Oct-11	290,405.60	39,415.79	329,821.40	10,734,991.01	0	290,405.60	0	0	0
81	74	25-Nov-11	282,604.31	39,656.85	322,261.16	10,452,386.70	0	282,604.31	0	0	0
82	75	25-Dec-11	275,017.35	37,367.28	312,384.64	10,177,369.35	0	275,017.35	0	0	0
83	76	25-Jan-12	267,638.72	37,596.90	305,235.62	9,909,730.62	0	267,638.72	0	0	0
84	77	25-Feb-12	260,462.58	36,608.20	297,070.78	9,649,268.05	0	260,462.58	0	0	0
85	78	25-Mar-12	253,483.26	33,346.26	286,829.52	9,395,784.79	0	253,483.26	0	0	0
86	79	25-Apr-12	246,695.26	34,709.59	281,404.85	9,149,089.53	0	246,695.26	0	0	0
87	80	25-May-12	240,093.22	32,708.00	272,801.22	8,908,996.31	0	240,093.22	0	0	0
88	81	25-Jun-12	233,671.95	32,911.32	266,583.27	8,675,324.35	0	233,671.95	0	0	0
89	82	25-Jul-12	227,426.40	31,014.28	258,440.68	8,447,897.95	0	227,426.40	0	0	0
90	83	25-Aug-12	221,351.65	31,207.94	252,559.60	8,226,546.30	0	221,351.65	0	0	0
91	84	25-Sep-12	215,442.95	30,390.23	245,833.18	8,011,103.35	0	215,442.95	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
92	85	25-Oct-12	209,695.65	28,639.69	238,335.35	7,801,407.70	0	209,695.65	0	0	0
93	86	25-Nov-12	204,105.26	28,819.70	232,924.96	7,597,302.44	0	204,105.26	0	0	0
94	87	25-Dec-12	198,667.39	28,743.13	227,410.52	7,398,635.05	0	198,667.39	0	0	0
95	88	25-Jan-13	193,377.81	28,924.55	222,302.36	7,205,257.24	0	193,377.81	0	0	0
96	89	25-Feb-13	188,232.38	28,168.55	216,400.93	7,017,024.86	0	188,232.38	0	0	0
97	90	25-Mar-13	183,227.08	24,777.89	208,004.98	6,833,797.77	0	183,227.08	0	0	0
98	91	25-Apr-13	178,358.03	26,716.35	205,074.38	6,655,439.75	0	178,358.03	0	0	0
99	92	25-May-13	173,621.42	25,179.75	198,801.17	6,481,818.32	0	173,621.42	0	0	0
100	93	25-Jun-13	169,013.58	25,340.31	194,353.89	6,312,804.74	0	169,013.58	0	0	0
101	94	25-Jul-13	164,530.93	23,883.44	188,414.38	6,148,273.81	0	164,530.93	0	0	0
102	95	25-Aug-13	160,170.00	24,036.33	184,206.33	5,988,103.81	0	160,170.00	0	0	0
103	96	25-Sep-13	155,927.40	23,410.16	179,337.56	5,832,176.41	0	155,927.40	0	0	0
104	97	25-Oct-13	151,799.85	22,065.07	173,864.92	5,680,376.56	0	151,799.85	0	0	0
105	98	25-Nov-13	147,784.17	22,207.12	169,991.28	5,532,592.39	0	147,784.17	0	0	0
106	99	25-Dec-13	143,877.24	20,931.64	164,808.88	5,388,715.15	0	143,877.24	0	0	0
107	100	25-Jan-14	140,076.07	21,066.88	161,142.95	5,248,639.08	0	140,076.07	0	0	0
108	101	25-Feb-14	136,377.72	20,519.26	156,896.98	5,112,261.36	0	136,377.72	0	0	0
109	102	25-Mar-14	132,779.34	18,051.96	150,831.31	4,979,482.02	0	132,779.34	0	0	0
110	103	25-Apr-14	129,278.18	19,467.01	148,745.19	4,850,203.83	0	129,278.18	0	0	0
111	104	25-May-14	125,871.54	18,349.94	144,221.48	4,724,332.29	0	125,871.54	0	0	0
112	105	25-Jun-14	122,556.82	18,469.51	141,026.33	4,601,775.48	0	122,556.82	0	0	0
113	106	25-Jul-14	119,331.47	17,410.05	136,741.52	4,482,444.01	0	119,331.47	0	0	0
114	107	25-Aug-14	116,193.03	17,523.87	133,716.89	4,366,250.98	0	116,193.03	0	0	0
115	108	25-Sep-14	113,139.10	17,069.62	130,208.71	4,253,111.89	0	113,139.10	0	0	0
116	109	25-Oct-14	110,167.35	16,090.94	126,258.29	4,142,944.53	0	110,167.35	0	0	0
117	110	25-Nov-14	107,275.52	16,196.61	123,472.13	4,035,669.01	0	107,275.52	0	0	0
118	111	25-Dec-14	104,461.41	15,268.28	119,729.69	3,931,207.60	0	104,461.41	0	0	0
119	112	25-Jan-15	101,722.88	15,368.84	117,091.72	3,829,484.72	0	101,722.88	0	0	0
120	113	25-Feb-15	99,057.84	14,971.16	114,029.00	3,730,426.88	0	99,057.84	0	0	0
121	114	25-Mar-15	96,464.29	13,172.55	109,636.84	3,633,962.59	0	96,464.29	0	0	0
122	115	25-Apr-15	93,940.25	14,206.77	108,147.03	3,540,022.34	0	93,940.25	0	0	0
123	116	25-May-15	91,483.82	13,393.08	104,876.90	3,448,538.52	0	91,483.82	0	0	0
124	117	25-Jun-15	89,093.14	13,481.87	102,575.01	3,359,445.38	0	89,093.14	0	0	0
125	118	25-Jul-15	86,766.41	12,709.90	99,476.31	3,272,678.98	0	86,766.41	0	0	0
126	119	25-Aug-15	84,501.87	12,794.36	97,296.22	3,188,177.11	0	84,501.87	0	0	0
127	120	25-Sep-15	82,127.03	12,464.00	94,591.03	3,106,050.08	0	82,127.03	0	0	0
128	121	25-Oct-15	79,987.03	11,751.22	91,738.25	3,026,063.05	0	79,987.03	0	0	0
129	122	25-Nov-15	77,904.14	11,830.23	89,734.37	2,948,158.91	0	77,904.14	0	0	0
130	123	25-Dec-15	75,876.79	11,153.87	87,030.66	2,872,282.12	0	75,876.79	0	0	0
131	124	25-Jan-16	73,903.47	11,229.03	85,132.49	2,798,378.66	0	73,903.47	0	0	0
132	125	25-Feb-16	71,982.69	10,940.11	82,922.79	2,726,395.97	0	71,982.69	0	0	0
133	126	25-Mar-16	70,113.02	9,971.04	80,084.06	2,656,282.95	0	70,113.02	0	0	0
134	127	25-Apr-16	68,293.07	10,384.59	78,677.66	2,587,989.88	0	68,293.07	0	0	0
135	128	25-May-16	66,521.48	9,791.23	76,312.71	2,521,468.40	0	66,521.48	0	0	0
136	129	25-Jun-16	64,796.93	9,857.54	74,654.47	2,456,671.47	0	64,796.93	0	0	0
137	130	25-Jul-16	63,118.15	9,294.41	72,412.56	2,393,553.32	0	63,118.15	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
138	131	25-Aug-16	61,483.88	9,357.46	70,841.34	2,332,069.44	0	61,483.88	0	0	0
139	132	25-Sep-16	59,892.91	9,117.10	69,010.01	2,272,176.53	0	59,892.91	0	0	0
140	133	25-Oct-16	58,344.07	8,596.40	66,940.47	2,213,832.46	0	58,344.07	0	0	0
141	134	25-Nov-16	56,836.22	8,654.85	65,491.07	2,156,996.24	0	56,836.22	0	0	0
142	135	25-Dec-16	55,368.23	8,160.64	63,528.86	2,101,628.01	0	55,368.23	0	0	0
143	136	25-Jan-17	53,939.03	8,216.20	62,155.22	2,047,688.98	0	53,939.03	0	0	0
144	137	25-Feb-17	52,547.56	8,005.33	60,552.89	1,995,141.42	0	52,547.56	0	0	0
145	138	25-Mar-17	51,192.81	7,045.07	58,237.87	1,943,948.62	0	51,192.81	0	0	0
146	139	25-Apr-17	49,873.77	7,599.76	57,473.53	1,894,074.84	0	49,873.77	0	0	0
147	140	25-May-17	48,589.49	7,165.92	55,755.41	1,845,485.35	0	48,589.49	0	0	0
148	141	25-Jun-17	47,339.02	7,214.82	54,553.84	1,798,146.34	0	47,339.02	0	0	0
149	142	25-Jul-17	46,121.44	6,802.99	52,924.43	1,752,024.90	0	46,121.44	0	0	0
150	143	25-Aug-17	44,935.87	6,849.44	51,785.32	1,707,089.02	0	44,935.87	0	0	0
151	144	25-Sep-17	43,781.45	6,673.77	50,455.22	1,663,307.57	0	43,781.45	0	0	0
152	145	25-Oct-17	42,657.33	6,292.85	48,950.18	1,620,650.24	0	42,657.33	0	0	0
153	146	25-Nov-17	221,322.13	6,335.84	227,657.97	1,399,328.11	0	221,322.13	0	0	0
154	147	25-Dec-17	217,482.64	5,294.12	222,776.76	1,181,845.47	0	217,482.64	0	0	0
155	148	25-Jan-18	211,908.10	4,620.36	216,528.46	969,937.37	0	211,908.10	0	0	0
156	149	25-Feb-18	206,479.48	3,791.92	210,271.40	763,457.89	0	206,479.48	0	0	0
157	150	25-Mar-18	201,192.84	2,695.85	203,888.70	562,265.04	0	201,192.84	0	0	0
158	151	25-Apr-18	196,044.38	2,198.14	198,242.52	366,220.66	0	196,044.38	0	0	0
159	152	25-May-18	191,030.38	1,385.53	192,415.91	175,190.28	0	191,030.38	0	0	0
160	153	25-Jun-18	175,190.28	684.9	175,875.18	0	0	175,190.28	0	0	0
161											
162											

163 The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the p
164 reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer
165 purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purpo
166 anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

	L	M	N	O	P	Q	R
1							
2							
3							
4	*Gross Writedown*	*Accum Gross Writedown*	*Accrued Interest*	*Interest Shortfall*	*Accum Interest Shortfall*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*
5	0		9,015,936.46	0		0	
6							
7	0	0	0	0	0	0	0
8	0	0	123,037.20	0	0	0	0
9	0	0	141,264.93	0	0	0	0
10	0	0	136,708.00	0	0	0	0
11	0	0	141,264.93	0	0	0	0
12	0	0	141,264.93	0	0	0	0
13	0	0	127,594.13	0	0	0	0
14	0	0	141,264.93	0	0	0	0
15	0	0	136,708.00	0	0	0	0
16	0	0	141,264.93	0	0	0	0
17	0	0	136,708.00	0	0	0	0
18	0	0	141,264.93	0	0	0	0
19	0	0	141,264.93	0	0	0	0
20	0	0	136,708.00	0	0	0	0
21	0	0	141,264.93	0	0	0	0
22	0	0	136,708.00	0	0	0	0
23	0	0	141,264.93	0	0	0	0
24	0	0	141,264.93	0	0	0	0
25	0	0	127,594.13	0	0	0	0
26	0	0	141,264.93	0	0	0	0
27	0	0	136,708.00	0	0	0	0
28	0	0	141,264.93	0	0	0	0
29	0	0	136,708.00	0	0	0	0
30	0	0	141,264.93	0	0	0	0
31	0	0	141,264.93	0	0	0	0
32	0	0	136,708.00	0	0	0	0
33	0	0	141,264.93	0	0	0	0
34	0	0	136,708.00	0	0	0	0
35	0	0	141,264.93	0	0	0	0
36	0	0	141,264.93	0	0	0	0
37	0	0	132,151.07	0	0	0	0
38	0	0	141,264.93	0	0	0	0
39	0	0	136,708.00	0	0	0	0
40	0	0	141,264.93	0	0	0	0
41	0	0	136,708.00	0	0	0	0
42	0	0	141,264.93	0	0	0	0
43	0	0	141,264.93	0	0	0	0
44	0	0	136,708.00	0	0	0	0
45	0	0	141,264.93	0	0	0	0

	L	M	N	O	P	Q	R
46	0	0	136,708.00	0	0	0	0
47	0	0	141,264.93	0	0	0	0
48	0	0	135,312.53	0	0	0	0
49	0	0	89,499.38	0	0	0	0
50	0	0	91,041.76	0	0	0	0
51	0	0	85,760.74	0	0	0	0
52	0	0	86,263.10	0	0	0	0
53	0	0	81,262.19	0	0	0	0
54	0	0	81,741.12	0	0	0	0
55	0	0	79,571.96	0	0	0	0
56	0	0	74,963.00	0	0	0	0
57	0	0	75,408.88	0	0	0	0
58	0	0	71,043.59	0	0	0	0
59	0	0	71,468.73	0	0	0	0
60	0	0	69,578.43	0	0	0	0
61	0	0	61,183.92	0	0	0	0
62	0	0	65,950.04	0	0	0	0
63	0	0	62,137.91	0	0	0	0
64	0	0	62,515.37	0	0	0	0
65	0	0	58,903.89	0	0	0	0
66	0	0	59,263.84	0	0	0	0
67	0	0	57,703.59	0	0	0	0
68	0	0	54,360.70	0	0	0	0
69	0	0	54,683.30	0	0	0	0
70	0	0	51,516.96	0	0	0	0
71	0	0	51,824.27	0	0	0	0
72	0	0	50,452.47	0	0	0	0
73	0	0	44,364.39	0	0	0	0
74	0	0	47,819.00	0	0	0	0
75	0	0	45,053.54	0	0	0	0
76	0	0	45,325.72	0	0	0	0
77	0	0	42,705.73	0	0	0	0
78	0	0	42,965.01	0	0	0	0
79	0	0	41,832.09	0	0	0	0
80	0	0	39,415.79	0	0	0	0
81	0	0	39,656.85	0	0	0	0
82	0	0	37,367.28	0	0	0	0
83	0	0	37,596.90	0	0	0	0
84	0	0	36,608.20	0	0	0	0
85	0	0	33,346.26	0	0	0	0
86	0	0	34,709.59	0	0	0	0
87	0	0	32,708.00	0	0	0	0
88	0	0	32,911.32	0	0	0	0
89	0	0	31,014.28	0	0	0	0
90	0	0	31,207.94	0	0	0	0
91	0	0	30,390.23	0	0	0	0

	L	M	N	O	P	Q	R
92	0	0	28,639.69	0	0	0	0
93	0	0	28,819.70	0	0	0	0
94	0	0	28,743.13	0	0	0	0
95	0	0	28,924.55	0	0	0	0
96	0	0	28,168.55	0	0	0	0
97	0	0	24,777.89	0	0	0	0
98	0	0	26,716.35	0	0	0	0
99	0	0	25,179.75	0	0	0	0
100	0	0	25,340.31	0	0	0	0
101	0	0	23,883.44	0	0	0	0
102	0	0	24,036.33	0	0	0	0
103	0	0	23,410.16	0	0	0	0
104	0	0	22,065.07	0	0	0	0
105	0	0	22,207.12	0	0	0	0
106	0	0	20,931.64	0	0	0	0
107	0	0	21,066.88	0	0	0	0
108	0	0	20,519.26	0	0	0	0
109	0	0	18,051.96	0	0	0	0
110	0	0	19,467.01	0	0	0	0
111	0	0	18,349.94	0	0	0	0
112	0	0	18,469.51	0	0	0	0
113	0	0	17,410.05	0	0	0	0
114	0	0	17,523.87	0	0	0	0
115	0	0	17,069.62	0	0	0	0
116	0	0	16,090.94	0	0	0	0
117	0	0	16,196.61	0	0	0	0
118	0	0	15,268.28	0	0	0	0
119	0	0	15,368.84	0	0	0	0
120	0	0	14,971.16	0	0	0	0
121	0	0	13,172.55	0	0	0	0
122	0	0	14,206.77	0	0	0	0
123	0	0	13,393.08	0	0	0	0
124	0	0	13,481.87	0	0	0	0
125	0	0	12,709.90	0	0	0	0
126	0	0	12,794.36	0	0	0	0
127	0	0	12,464.00	0	0	0	0
128	0	0	11,751.22	0	0	0	0
129	0	0	11,830.23	0	0	0	0
130	0	0	11,153.87	0	0	0	0
131	0	0	11,229.03	0	0	0	0
132	0	0	10,940.11	0	0	0	0
133	0	0	9,971.04	0	0	0	0
134	0	0	10,384.59	0	0	0	0
135	0	0	9,791.23	0	0	0	0
136	0	0	9,857.54	0	0	0	0
137	0	0	9,294.41	0	0	0	0

	L	M	N	O	P	Q	R
138	0	0	9,357.46	0	0	0	0
139	0	0	9,117.10	0	0	0	0
140	0	0	8,596.40	0	0	0	0
141	0	0	8,654.85	0	0	0	0
142	0	0	8,160.64	0	0	0	0
143	0	0	8,216.20	0	0	0	0
144	0	0	8,005.33	0	0	0	0
145	0	0	7,045.07	0	0	0	0
146	0	0	7,599.76	0	0	0	0
147	0	0	7,165.92	0	0	0	0
148	0	0	7,214.82	0	0	0	0
149	0	0	6,802.99	0	0	0	0
150	0	0	6,849.44	0	0	0	0
151	0	0	6,673.77	0	0	0	0
152	0	0	6,292.85	0	0	0	0
153	0	0	6,335.84	0	0	0	0
154	0	0	5,294.12	0	0	0	0
155	0	0	4,620.36	0	0	0	0
156	0	0	3,791.92	0	0	0	0
157	0	0	2,695.85	0	0	0	0
158	0	0	2,198.14	0	0	0	0
159	0	0	1,385.53	0	0	0	0
160	0	0	684.9	0	0	0	0
161							
162							
163	arty to whom CSFB LLC provided the computer model used						
164	model that you will use to prepare the Hypothetical Perform						
165	ses of evaluating the Hypothetical Performance Data.						
166							

	S	T	U	V	W	X	Y
1							
2							
3							
4	*Couponcap Shortfall Payback*	*Capped Optimal Interest*	*Coupon*	*Effective Coupon*	*Couponcap Rate*	*Credit Support*	*LIBOR_1MO*
5	0	9,015,936.46					
6							
7	0	0	0	0	0	0	0
8	0	123,037.20	4.29	4.29	6.72452	11.87	3.79
9	0	141,264.93	4.29	4.29	6.58823	11.97	3.79
10	0	136,708.00	4.29	4.29	6.68312	12.08	3.79
11	0	141,264.93	4.29	4.29	6.59002	12.23	3.79
12	0	141,264.93	4.29	4.29	6.59137	12.39	3.79
13	0	127,594.13	4.29	4.29	6.90344	12.59	3.79
14	0	141,264.93	4.29	4.29	6.59509	12.81	3.79
15	0	136,708.00	4.29	4.29	6.69645	13.06	3.79
16	0	141,264.93	4.29	4.29	6.60023	13.35	3.79
17	0	136,708.00	4.29	4.29	6.70545	13.67	3.79
18	0	141,264.93	4.29	4.29	6.60653	14.02	3.79
19	0	141,264.93	4.29	4.29	6.60969	14.37	3.79
20	0	136,708.00	4.29	4.29	6.72043	14.74	3.79
21	0	141,264.93	4.29	4.29	6.61578	15.12	3.79
22	0	136,708.00	4.29	4.29	6.73005	15.5	3.79
23	0	141,264.93	4.29	4.29	6.62158	15.9	3.79
24	0	141,264.93	4.29	4.29	6.62437	16.3	3.79
25	0	127,594.13	4.29	4.29	7.00187	16.72	3.79
26	0	141,264.93	4.29	4.29	6.62974	17.15	3.79
27	0	136,708.00	4.29	4.29	6.75228	17.58	3.79
28	0	141,264.93	4.29	4.29	6.63484	18.03	3.79
29	0	136,708.00	4.29	4.29	6.76049	18.49	3.79
30	0	141,264.93	4.29	4.29	6.6405	19.7	3.79
31	0	141,264.93	4.29	4.29	7.6757	20.97	3.79
32	0	136,708.00	4.29	4.29	7.83465	22.31	3.79
33	0	141,264.93	4.29	4.29	7.65179	23.72	3.79
34	0	136,708.00	4.29	4.29	7.81503	24.38	3.79
35	0	141,264.93	4.29	4.29	7.63531	25.05	3.79
36	0	141,264.93	4.29	4.29	7.63365	25.74	3.79
37	0	132,151.07	4.29	4.29	8.15791	26.45	3.79
38	0	141,264.93	4.29	4.29	7.77061	27.18	3.79
39	0	136,708.00	4.29	4.29	7.95625	27.93	3.79
40	0	141,264.93	4.29	4.29	7.76555	28.7	3.79
41	0	136,708.00	4.29	4.29	7.95305	29.49	3.79
42	0	141,264.93	4.29	4.29	7.7602	30.3	3.79
43	0	141,264.93	4.29	4.29	7.9497	31.13	3.79
44	0	136,708.00	4.29	4.29	8.14561	31.35	3.79
45	0	141,264.93	4.29	4.29	7.94272	30	3.79

	S	T	U	V	W	X	Y
46	0	136,708.00	4.29	4.29	8.14024	28	3.79
47	0	141,264.93	4.29	4.29	7.93549	25.96	3.79
48	0	135,312.53	4.29	4.29	7.93178	24.2	3.79
49	0	89,499.38	4.29	4.29	8.6198	24.2	3.79
50	0	91,041.76	4.29	4.29	7.95796	24.2	3.79
51	0	85,760.74	4.29	4.29	8.1597	24.2	3.79
52	0	86,263.10	4.29	4.29	7.94788	24.2	3.79
53	0	81,262.19	4.29	4.29	8.15127	24.19	3.79
54	0	81,741.12	4.29	4.29	7.93943	24.19	3.79
55	0	79,571.96	4.29	4.29	7.93529	24.22	3.79
56	0	74,963.00	4.29	4.29	8.14053	24.24	3.79
57	0	75,408.88	4.29	4.29	7.92648	24.24	3.79
58	0	71,043.59	4.29	4.29	8.13287	24.24	3.79
59	0	71,468.73	4.29	4.29	7.91745	24.24	3.79
60	0	69,578.43	4.29	4.29	7.91285	24.24	3.79
61	0	61,183.92	4.29	4.29	8.88866	24.24	3.79
62	0	65,950.04	4.29	4.29	8.02207	24.24	3.79
63	0	62,137.91	4.29	4.29	8.28284	24.24	3.79
64	0	62,515.37	4.29	4.29	8.00921	24.24	3.79
65	0	58,903.89	4.29	4.29	8.26952	24.24	3.79
66	0	59,263.84	4.29	4.29	7.99628	24.24	3.79
67	0	57,703.59	4.29	4.29	7.99199	24.24	3.79
68	0	54,360.70	4.29	4.29	8.25184	24.24	3.79
69	0	54,683.30	4.29	4.29	7.97929	24.24	3.79
70	0	51,516.96	4.29	4.29	8.23868	24.24	3.79
71	0	51,824.27	4.29	4.29	7.96652	24.24	3.79
72	0	50,452.47	4.29	4.29	7.96012	24.24	3.79
73	0	44,364.39	4.29	4.29	8.80587	24.24	3.79
74	0	47,819.00	4.29	4.29	7.94725	24.24	3.79
75	0	45,053.54	4.29	4.29	8.2055	24.24	3.79
76	0	45,325.72	4.29	4.29	7.93434	24.24	3.79
77	0	42,705.73	4.29	4.29	8.19212	24.24	3.79
78	0	42,965.01	4.29	4.29	7.92136	24.24	3.79
79	0	41,832.09	4.29	4.29	7.91485	24.24	3.79
80	0	39,415.79	4.29	4.29	8.17194	24.24	3.79
81	0	39,656.85	4.29	4.29	7.9018	24.24	3.79
82	0	37,367.28	4.29	4.29	8.15842	24.24	3.79
83	0	37,596.90	4.29	4.29	7.88869	24.24	3.79
84	0	36,608.20	4.29	4.29	7.88212	24.24	3.79
85	0	33,346.26	4.29	4.29	8.41868	24.24	3.79
86	0	34,709.59	4.29	4.29	7.86894	24.24	3.79
87	0	32,708.00	4.29	4.29	8.12442	24.24	3.79
88	0	32,911.32	4.29	4.29	7.85573	24.24	3.79
89	0	31,014.28	4.29	4.29	8.11074	24.24	3.79
90	0	31,207.94	4.29	4.29	7.84247	24.24	3.79
91	0	30,390.23	4.29	4.29	7.83582	24.23	3.79

	S	T	U	V	W	X	Y
92	0	28,639.69	4.29	4.29	8.09014	24.23	3.79
93	0	28,819.70	4.29	4.29	7.82251	24.23	3.79
94	0	28,743.13	4.54	4.54	8.07637	24.23	3.79
95	0	28,924.55	4.54	4.54	7.80917	24.23	3.79
96	0	28,168.55	4.54	4.54	7.80248	24.23	3.79
97	0	24,777.89	4.54	4.54	8.63105	24.23	3.79
98	0	26,716.35	4.54	4.54	7.78909	24.23	3.79
99	0	25,179.75	4.54	4.54	8.0418	24.23	3.79
100	0	25,340.31	4.54	4.54	7.77567	24.23	3.79
101	0	23,883.44	4.54	4.54	8.02792	24.23	3.79
102	0	24,036.33	4.54	4.54	7.76223	24.23	3.79
103	0	23,410.16	4.54	4.54	7.75551	24.23	3.79
104	0	22,065.07	4.54	4.54	8.00707	24.23	3.79
105	0	22,207.12	4.54	4.54	7.74204	24.23	3.79
106	0	20,931.64	4.54	4.54	7.99314	24.23	3.79
107	0	21,066.88	4.54	4.54	7.72855	24.23	3.79
108	0	20,519.26	4.54	4.54	7.72181	24.23	3.79
109	0	18,051.96	4.54	4.54	8.54167	24.23	3.79
110	0	19,467.01	4.54	4.54	7.70831	24.23	3.79
111	0	18,349.94	4.54	4.54	7.95827	24.23	3.79
112	0	18,469.51	4.54	4.54	7.6948	24.23	3.79
113	0	17,410.05	4.54	4.54	7.94431	24.23	3.79
114	0	17,523.87	4.54	4.54	7.68128	24.23	3.79
115	0	17,069.62	4.54	4.54	7.67452	24.23	3.79
116	0	16,090.94	4.54	4.54	7.92336	24.23	3.79
117	0	16,196.61	4.54	4.54	7.66101	24.23	3.79
118	0	15,268.28	4.54	4.54	7.90939	24.23	3.79
119	0	15,368.84	4.54	4.54	7.64749	24.23	3.79
120	0	14,971.16	4.54	4.54	7.64074	24.23	3.79
121	0	13,172.55	4.54	4.54	8.45191	24.23	3.79
122	0	14,206.77	4.54	4.54	7.62724	24.23	3.79
123	0	13,393.08	4.54	4.54	7.8745	24.23	3.79
124	0	13,481.87	4.54	4.54	7.61374	24.23	3.79
125	0	12,709.90	4.54	4.54	7.86057	24.23	3.79
126	0	12,794.36	4.54	4.54	7.60026	24.23	3.79
127	0	12,464.00	4.54	4.54	7.59353	24.22	3.79
128	0	11,751.22	4.54	4.54	7.83966	24.22	3.79
129	0	11,830.23	4.54	4.54	7.58001	24.22	3.79
130	0	11,153.87	4.54	4.54	7.8257	24.22	3.79
131	0	11,229.03	4.54	4.54	7.56651	24.22	3.79
132	0	10,940.11	4.54	4.54	7.55976	24.22	3.79
133	0	9,971.04	4.54	4.54	8.07393	24.22	3.79
134	0	10,384.59	4.54	4.54	7.5463	24.22	3.79
135	0	9,791.23	4.54	4.54	7.7909	24.22	3.79
136	0	9,857.54	4.54	4.54	7.53287	24.22	3.79
137	0	9,294.41	4.54	4.54	7.77703	24.22	3.79

	S	T	U	V	W	X	Y
138	0	9,357.46	4.54	4.54	7.51946	24.22	3.79
139	0	9,117.10	4.54	4.54	7.51277	24.22	3.79
140	0	8,596.40	4.54	4.54	7.7563	24.22	3.79
141	0	8,654.85	4.54	4.54	7.49943	24.22	3.79
142	0	8,160.64	4.54	4.54	7.74252	24.22	3.79
143	0	8,216.20	4.54	4.54	7.48611	24.22	3.79
144	0	8,005.33	4.54	4.54	7.47947	24.22	3.79
145	0	7,045.07	4.54	4.54	8.27351	24.22	3.79
146	0	7,599.76	4.54	4.54	7.46623	24.22	3.79
147	0	7,165.92	4.54	4.54	7.70828	24.22	3.79
148	0	7,214.82	4.54	4.54	7.45303	24.22	3.79
149	0	6,802.99	4.54	4.54	7.69466	24.22	3.79
150	0	6,849.44	4.54	4.54	7.43988	24.22	3.79
151	0	6,673.77	4.54	4.54	7.43332	24.22	3.79
152	0	6,292.85	4.54	4.54	7.67434	24.22	3.79
153	0	6,335.84	4.54	4.54	7.42025	24.22	3.79
154	0	5,294.12	4.54	4.54	7.66086	24.85	3.79
155	0	4,620.36	4.54	4.54	7.40723	25.51	3.79
156	0	3,791.92	4.54	4.54	7.40075	26.18	3.79
157	0	2,695.85	4.54	4.54	8.18652	26.87	3.79
158	0	2,198.14	4.54	4.54	7.38782	27.57	3.79
159	0	1,385.53	4.54	4.54	7.62743	28.3	3.79
160	0	684.9	4.54	4.54	7.37496	100	3.79
161							
162							
163							
164							
165							
166							

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - CashflowsM3

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Prepay Penalty	Princ Writedown	Accum Princ Writedown
Total		26,200,000.00	6,160,741.22	32,360,741.22		0	26,200,000.00	0	0	
0	28-Sep-05	0	0	0	26,200,000.00	0	0	0	0	0
1	25-Oct-05	0	84,888.00	84,888.00	26,200,000.00	0	0	0	0	0
2	25-Nov-05	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
3	25-Dec-05	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
4	25-Jan-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
5	25-Feb-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
6	25-Mar-06	0	88,032.00	88,032.00	26,200,000.00	0	0	0	0	0
7	25-Apr-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
8	25-May-06	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
9	25-Jun-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
10	25-Jul-06	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
11	25-Aug-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
12	25-Sep-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
13	25-Oct-06	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
14	25-Nov-06	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
15	25-Dec-06	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
16	25-Jan-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
17	25-Feb-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
18	25-Mar-07	0	88,032.00	88,032.00	26,200,000.00	0	0	0	0	0
19	25-Apr-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
20	25-May-07	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
21	25-Jun-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
22	25-Jul-07	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
23	25-Aug-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
24	25-Sep-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
25	25-Oct-07	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
26	25-Nov-07	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
27	25-Dec-07	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
28	25-Jan-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
29	25-Feb-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
30	25-Mar-08	0	91,176.00	91,176.00	26,200,000.00	0	0	0	0	0
31	25-Apr-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
32	25-May-08	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
33	25-Jun-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
34	25-Jul-08	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
35	25-Aug-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
36	25-Sep-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0
37	25-Oct-08	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
38	25-Nov-08	0	97,464.00	97,464.00	26,200,000.00	0	0	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
46	39	25-Dec-08	0	94,320.00	94,320.00	26,200,000.00	0	0	0	0	0
47	40	25-Jan-09	8,377,029.99	97,464.00	8,474,493.99	17,822,970.01	0	8,377,029.99	0	0	0
48	41	25-Feb-09	474,883.86	66,301.45	541,185.31	17,348,086.15	0	474,883.86	0	0	0
49	42	25-Mar-09	461,878.84	58,289.57	520,168.41	16,886,207.31	0	461,878.84	0	0	0
50	43	25-Apr-09	449,287.56	62,816.69	512,104.26	16,436,919.74	0	449,287.56	0	0	0
51	44	25-May-09	437,046.88	59,172.91	496,219.80	15,999,872.86	0	437,046.88	0	0	0
52	45	25-Jun-09	425,146.88	59,519.53	484,666.40	15,574,725.98	0	425,146.88	0	0	0
53	46	25-Jul-09	413,577.90	56,069.01	469,646.92	15,161,148.08	0	413,577.90	0	0	0
54	47	25-Aug-09	402,330.60	56,399.47	458,730.07	14,758,817.48	0	402,330.60	0	0	0
55	48	25-Sep-09	391,395.43	54,902.80	446,298.23	14,367,422.05	0	391,395.43	0	0	0
56	49	25-Oct-09	380,764.46	51,722.72	432,487.18	13,986,657.59	0	380,764.46	0	0	0
57	50	25-Nov-09	370,428.64	52,030.37	422,459.01	13,616,228.95	0	370,428.64	0	0	0
58	51	25-Dec-09	360,379.64	49,018.42	409,398.06	13,255,849.31	0	360,379.64	0	0	0
59	52	25-Jan-10	350,609.35	49,311.76	399,921.11	12,905,239.96	0	350,609.35	0	0	0
60	53	25-Feb-10	341,109.91	48,007.49	389,117.40	12,564,130.06	0	341,109.91	0	0	0
61	54	25-Mar-10	331,873.67	42,215.48	374,089.15	12,232,256.38	0	331,873.67	0	0	0
62	55	25-Apr-10	322,893.22	45,503.99	368,397.21	11,909,363.17	0	322,893.22	0	0	0
63	56	25-May-10	314,161.33	42,873.71	357,035.04	11,595,201.84	0	314,161.33	0	0	0
64	57	25-Jun-10	305,671.01	43,134.15	348,805.16	11,289,530.82	0	305,671.01	0	0	0
65	58	25-Jul-10	297,415.45	40,642.31	338,057.76	10,992,115.37	0	297,415.45	0	0	0
66	59	25-Aug-10	289,391.38	40,890.67	330,282.05	10,702,723.99	0	289,391.38	0	0	0
67	60	25-Sep-10	283,942.61	39,814.13	323,756.74	10,418,781.38	0	283,942.61	0	0	0
68	61	25-Oct-10	276,253.71	37,507.61	313,761.33	10,142,527.67	0	276,253.71	0	0	0
69	62	25-Nov-10	268,777.54	37,730.20	306,507.74	9,873,750.13	0	268,777.54	0	0	0
70	63	25-Dec-10	261,508.09	35,545.50	297,053.59	9,612,242.04	0	261,508.09	0	0	0
71	64	25-Jan-11	254,439.55	35,757.54	290,197.09	9,357,802.49	0	254,439.55	0	0	0
72	65	25-Feb-11	247,566.26	34,811.03	282,377.28	9,110,236.24	0	247,566.26	0	0	0
73	66	25-Mar-11	240,882.72	30,610.39	271,493.12	8,869,353.51	0	240,882.72	0	0	0
74	67	25-Apr-11	234,383.62	32,994.00	267,377.61	8,634,969.90	0	234,383.62	0	0	0
75	68	25-May-11	228,063.74	31,085.89	259,149.64	8,406,906.15	0	228,063.74	0	0	0
76	69	25-Jun-11	221,918.07	31,273.69	253,191.76	8,184,988.08	0	221,918.07	0	0	0
77	70	25-Jul-11	215,941.71	29,465.96	245,407.67	7,969,046.36	0	215,941.71	0	0	0
78	71	25-Aug-11	210,129.91	29,644.85	239,774.76	7,758,916.46	0	210,129.91	0	0	0
79	72	25-Sep-11	204,478.04	28,863.17	233,341.21	7,554,438.42	0	204,478.04	0	0	0
80	73	25-Oct-11	198,981.62	27,195.98	226,177.60	7,355,456.80	0	198,981.62	0	0	0
81	74	25-Nov-11	193,636.29	27,362.30	220,998.59	7,161,820.52	0	193,636.29	0	0	0
82	75	25-Dec-11	188,437.82	25,782.55	214,220.37	6,973,382.70	0	188,437.82	0	0	0
83	76	25-Jan-12	183,382.09	25,940.98	209,323.07	6,790,000.61	0	183,382.09	0	0	0
84	77	25-Feb-12	178,465.10	25,258.80	203,723.90	6,611,535.51	0	178,465.10	0	0	0
85	78	25-Mar-12	173,682.97	23,008.14	196,691.12	6,437,852.54	0	173,682.97	0	0	0
86	79	25-Apr-12	169,031.94	23,948.81	192,980.75	6,268,820.60	0	169,031.94	0	0	0
87	80	25-May-12	164,508.32	22,567.75	187,076.07	6,104,312.28	0	164,508.32	0	0	0
88	81	25-Jun-12	160,108.56	22,708.04	182,816.60	5,944,203.72	0	160,108.56	0	0	0
89	82	25-Jul-12	155,829.20	21,399.13	177,228.33	5,788,374.52	0	155,829.20	0	0	0
90	83	25-Aug-12	151,666.87	21,532.75	173,199.63	5,636,707.65	0	151,666.87	0	0	0
91	84	25-Sep-12	147,618.32	20,968.55	168,586.87	5,489,089.33	0	147,618.32	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
92	85	25-Oct-12	143,680.35	19,760.72	163,441.07	5,345,408.98	0	143,680.35	0	0	0
93	86	25-Nov-12	139,849.90	19,884.92	159,734.82	5,205,559.08	0	139,849.90	0	0	0
94	87	25-Dec-12	136,123.95	19,889.57	156,013.53	5,069,435.13	0	136,123.95	0	0	0
95	88	25-Jan-13	132,499.61	20,015.12	152,514.73	4,936,935.51	0	132,499.61	0	0	0
96	89	25-Feb-13	128,974.04	19,491.98	148,466.02	4,807,961.48	0	128,974.04	0	0	0
97	90	25-Mar-13	125,544.48	17,145.72	142,690.21	4,682,416.99	0	125,544.48	0	0	0
98	91	25-Apr-13	122,208.28	18,487.09	140,695.37	4,560,208.72	0	122,208.28	0	0	0
99	92	25-May-13	118,962.83	17,423.80	136,386.62	4,441,245.89	0	118,962.83	0	0	0
100	93	25-Jun-13	115,805.60	17,534.90	133,340.51	4,325,440.29	0	115,805.60	0	0	0
101	94	25-Jul-13	112,734.16	16,526.79	129,260.95	4,212,706.13	0	112,734.16	0	0	0
102	95	25-Aug-13	109,746.11	16,632.58	126,378.69	4,102,960.02	0	109,746.11	0	0	0
103	96	25-Sep-13	106,839.14	16,199.28	123,038.43	3,996,120.87	0	106,839.14	0	0	0
104	97	25-Oct-13	104,011.01	15,268.51	119,279.52	3,892,109.86	0	104,011.01	0	0	0
105	98	25-Nov-13	101,259.52	15,366.81	116,626.33	3,790,850.34	0	101,259.52	0	0	0
106	99	25-Dec-13	98,582.56	14,484.21	113,066.76	3,692,267.79	0	98,582.56	0	0	0
107	100	25-Jan-14	95,978.05	14,577.79	110,555.84	3,596,289.74	0	95,978.05	0	0	0
108	101	25-Feb-14	93,443.99	14,198.85	107,642.84	3,502,845.75	0	93,443.99	0	0	0
109	102	25-Mar-14	90,978.44	12,491.54	103,469.98	3,411,867.31	0	90,978.44	0	0	0
110	103	25-Apr-14	88,579.49	13,470.72	102,050.21	3,323,287.81	0	88,579.49	0	0	0
111	104	25-May-14	86,245.32	12,697.73	98,943.04	3,237,042.50	0	86,245.32	0	0	0
112	105	25-Jun-14	83,974.12	12,780.47	96,754.59	3,153,068.38	0	83,974.12	0	0	0
113	106	25-Jul-14	81,764.15	12,047.35	93,811.50	3,071,304.23	0	81,764.15	0	0	0
114	107	25-Aug-14	79,613.74	12,126.11	91,739.85	2,991,690.49	0	79,613.74	0	0	0
115	108	25-Sep-14	77,521.23	11,811.78	89,333.01	2,914,169.25	0	77,521.23	0	0	0
116	109	25-Oct-14	75,485.04	11,134.56	86,619.59	2,838,684.22	0	75,485.04	0	0	0
117	110	25-Nov-14	73,503.60	11,207.68	84,711.28	2,765,180.62	0	73,503.60	0	0	0
118	111	25-Dec-14	71,575.41	10,565.29	82,140.71	2,693,605.21	0	71,575.41	0	0	0
119	112	25-Jan-15	69,699.01	10,634.88	80,333.89	2,623,906.20	0	69,699.01	0	0	0
120	113	25-Feb-15	67,872.97	10,359.69	78,232.66	2,556,033.23	0	67,872.97	0	0	0
121	114	25-Mar-15	66,095.90	9,115.10	75,211.00	2,489,937.33	0	66,095.90	0	0	0
122	115	25-Apr-15	64,366.47	9,830.76	74,197.23	2,425,570.86	0	64,366.47	0	0	0
123	116	25-May-15	62,683.36	9,267.70	71,951.06	2,362,887.51	0	62,683.36	0	0	0
124	117	25-Jun-15	61,045.30	9,329.14	70,374.44	2,301,842.21	0	61,045.30	0	0	0
125	118	25-Jul-15	59,451.06	8,794.96	68,246.01	2,242,391.15	0	59,451.06	0	0	0
126	119	25-Aug-15	57,899.43	8,853.40	66,752.82	2,184,491.72	0	57,899.43	0	0	0
127	120	25-Sep-15	56,272.22	8,624.80	64,897.02	2,128,219.50	0	56,272.22	0	0	0
128	121	25-Oct-15	54,805.93	8,131.57	62,937.50	2,073,413.57	0	54,805.93	0	0	0
129	122	25-Nov-15	53,378.76	8,186.24	61,565.00	2,020,034.81	0	53,378.76	0	0	0
130	123	25-Dec-15	51,989.65	7,718.22	59,707.87	1,968,045.16	0	51,989.65	0	0	0
131	124	25-Jan-16	50,637.56	7,770.22	58,407.78	1,917,407.60	0	50,637.56	0	0	0
132	125	25-Feb-16	49,321.47	7,570.30	56,891.77	1,868,086.13	0	49,321.47	0	0	0
133	126	25-Mar-16	48,040.40	6,899.72	54,940.13	1,820,045.73	0	48,040.40	0	0	0
134	127	25-Apr-16	46,793.40	7,185.89	53,979.29	1,773,252.33	0	46,793.40	0	0	0
135	128	25-May-16	45,579.53	6,775.30	52,354.83	1,727,672.79	0	45,579.53	0	0	0
136	129	25-Jun-16	44,397.90	6,821.19	51,219.09	1,683,274.89	0	44,397.90	0	0	0
137	130	25-Jul-16	43,247.62	6,431.51	49,679.13	1,640,027.27	0	43,247.62	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
138	131	25-Aug-16	42,127.84	6,475.15	48,602.99	1,597,899.43	0	42,127.84	0	0	0
139	132	25-Sep-16	41,037.74	6,308.82	47,346.55	1,556,861.70	0	41,037.74	0	0	0
140	133	25-Oct-16	39,976.49	5,948.51	45,925.00	1,516,885.20	0	39,976.49	0	0	0
141	134	25-Nov-16	38,943.33	5,988.96	44,932.29	1,477,941.87	0	38,943.33	0	0	0
142	135	25-Dec-16	37,937.49	5,646.97	43,584.46	1,440,004.38	0	37,937.49	0	0	0
143	136	25-Jan-17	36,958.22	5,685.42	42,643.64	1,403,046.16	0	36,958.22	0	0	0
144	137	25-Feb-17	36,004.81	5,539.50	41,544.31	1,367,041.35	0	36,004.81	0	0	0
145	138	25-Mar-17	35,076.55	4,875.02	39,951.57	1,331,964.79	0	35,076.55	0	0	0
146	139	25-Apr-17	135,113.01	5,258.86	140,371.87	1,196,851.78	0	135,113.01	0	0	0
147	140	25-May-17	212,354.06	4,572.97	216,927.03	984,497.72	0	212,354.06	0	0	0
148	141	25-Jun-17	206,889.03	3,886.99	210,776.02	777,608.68	0	206,889.03	0	0	0
149	142	25-Jul-17	201,567.78	2,971.11	204,538.89	576,040.91	0	201,567.78	0	0	0
150	143	25-Aug-17	196,386.41	2,274.32	198,660.73	379,654.50	0	196,386.41	0	0	0
151	144	25-Sep-17	191,341.16	1,498.95	192,840.11	188,313.33	0	191,341.16	0	0	0
152	145	25-Oct-17	186,428.35	719.51	187,147.86	1,884.99	0	186,428.35	0	0	0
153	146	25-Nov-17	1,884.99	7.44	1,892.43	0	0	1,884.99	0	0	0
154											
155											

156 The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the p
157 reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer
158 purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purp
159 anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

	L	M	N	O	P	Q	R
1							
2							
3							
4	*Gross Writedown*	*Accum Gross Writedown*	*Accrued Interest*	*Interest Shortfall*	*Accum Interest Shortfall*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*
5	0		6,160,741.22	0		0	
6							
7	0	0	0	0	0	0	0
8	0	0	84,888.00	0	0	0	0
9	0	0	97,464.00	0	0	0	0
10	0	0	94,320.00	0	0	0	0
11	0	0	97,464.00	0	0	0	0
12	0	0	97,464.00	0	0	0	0
13	0	0	88,032.00	0	0	0	0
14	0	0	97,464.00	0	0	0	0
15	0	0	94,320.00	0	0	0	0
16	0	0	97,464.00	0	0	0	0
17	0	0	94,320.00	0	0	0	0
18	0	0	97,464.00	0	0	0	0
19	0	0	97,464.00	0	0	0	0
20	0	0	94,320.00	0	0	0	0
21	0	0	97,464.00	0	0	0	0
22	0	0	94,320.00	0	0	0	0
23	0	0	97,464.00	0	0	0	0
24	0	0	97,464.00	0	0	0	0
25	0	0	88,032.00	0	0	0	0
26	0	0	97,464.00	0	0	0	0
27	0	0	94,320.00	0	0	0	0
28	0	0	97,464.00	0	0	0	0
29	0	0	94,320.00	0	0	0	0
30	0	0	97,464.00	0	0	0	0
31	0	0	97,464.00	0	0	0	0
32	0	0	94,320.00	0	0	0	0
33	0	0	97,464.00	0	0	0	0
34	0	0	94,320.00	0	0	0	0
35	0	0	97,464.00	0	0	0	0
36	0	0	97,464.00	0	0	0	0
37	0	0	91,176.00	0	0	0	0
38	0	0	97,464.00	0	0	0	0
39	0	0	94,320.00	0	0	0	0
40	0	0	97,464.00	0	0	0	0
41	0	0	94,320.00	0	0	0	0
42	0	0	97,464.00	0	0	0	0
43	0	0	97,464.00	0	0	0	0
44	0	0	94,320.00	0	0	0	0
45	0	0	97,464.00	0	0	0	0

	L	M	N	O	P	Q	R
46	0	0	94,320.00	0	0	0	0
47	0	0	97,464.00	0	0	0	0
48	0	0	66,301.45	0	0	0	0
49	0	0	58,289.57	0	0	0	0
50	0	0	62,816.69	0	0	0	0
51	0	0	59,172.91	0	0	0	0
52	0	0	59,519.53	0	0	0	0
53	0	0	56,069.01	0	0	0	0
54	0	0	56,399.47	0	0	0	0
55	0	0	54,902.80	0	0	0	0
56	0	0	51,722.72	0	0	0	0
57	0	0	52,030.37	0	0	0	0
58	0	0	49,018.42	0	0	0	0
59	0	0	49,311.76	0	0	0	0
60	0	0	48,007.49	0	0	0	0
61	0	0	42,215.48	0	0	0	0
62	0	0	45,503.99	0	0	0	0
63	0	0	42,873.71	0	0	0	0
64	0	0	43,134.15	0	0	0	0
65	0	0	40,642.31	0	0	0	0
66	0	0	40,890.67	0	0	0	0
67	0	0	39,814.13	0	0	0	0
68	0	0	37,507.61	0	0	0	0
69	0	0	37,730.20	0	0	0	0
70	0	0	35,545.50	0	0	0	0
71	0	0	35,757.54	0	0	0	0
72	0	0	34,811.03	0	0	0	0
73	0	0	30,610.39	0	0	0	0
74	0	0	32,994.00	0	0	0	0
75	0	0	31,085.89	0	0	0	0
76	0	0	31,273.69	0	0	0	0
77	0	0	29,465.96	0	0	0	0
78	0	0	29,644.85	0	0	0	0
79	0	0	28,863.17	0	0	0	0
80	0	0	27,195.98	0	0	0	0
81	0	0	27,362.30	0	0	0	0
82	0	0	25,782.55	0	0	0	0
83	0	0	25,940.98	0	0	0	0
84	0	0	25,258.80	0	0	0	0
85	0	0	23,008.14	0	0	0	0
86	0	0	23,948.81	0	0	0	0
87	0	0	22,567.75	0	0	0	0
88	0	0	22,708.04	0	0	0	0
89	0	0	21,399.13	0	0	0	0
90	0	0	21,532.75	0	0	0	0
91	0	0	20,968.55	0	0	0	0

	L	M	N	O	P	Q	R
92	0	0	19,760.72	0	0	0	0
93	0	0	19,884.92	0	0	0	0
94	0	0	19,889.57	0	0	0	0
95	0	0	20,015.12	0	0	0	0
96	0	0	19,491.98	0	0	0	0
97	0	0	17,145.72	0	0	0	0
98	0	0	18,487.09	0	0	0	0
99	0	0	17,423.80	0	0	0	0
100	0	0	17,534.90	0	0	0	0
101	0	0	16,526.79	0	0	0	0
102	0	0	16,632.58	0	0	0	0
103	0	0	16,199.28	0	0	0	0
104	0	0	15,268.51	0	0	0	0
105	0	0	15,366.81	0	0	0	0
106	0	0	14,484.21	0	0	0	0
107	0	0	14,577.79	0	0	0	0
108	0	0	14,198.85	0	0	0	0
109	0	0	12,491.54	0	0	0	0
110	0	0	13,470.72	0	0	0	0
111	0	0	12,697.73	0	0	0	0
112	0	0	12,780.47	0	0	0	0
113	0	0	12,047.35	0	0	0	0
114	0	0	12,126.11	0	0	0	0
115	0	0	11,811.78	0	0	0	0
116	0	0	11,134.56	0	0	0	0
117	0	0	11,207.68	0	0	0	0
118	0	0	10,565.29	0	0	0	0
119	0	0	10,634.88	0	0	0	0
120	0	0	10,359.69	0	0	0	0
121	0	0	9,115.10	0	0	0	0
122	0	0	9,830.76	0	0	0	0
123	0	0	9,267.70	0	0	0	0
124	0	0	9,329.14	0	0	0	0
125	0	0	8,794.96	0	0	0	0
126	0	0	8,853.40	0	0	0	0
127	0	0	8,624.80	0	0	0	0
128	0	0	8,131.57	0	0	0	0
129	0	0	8,186.24	0	0	0	0
130	0	0	7,718.22	0	0	0	0
131	0	0	7,770.22	0	0	0	0
132	0	0	7,570.30	0	0	0	0
133	0	0	6,899.72	0	0	0	0
134	0	0	7,185.89	0	0	0	0
135	0	0	6,775.30	0	0	0	0
136	0	0	6,821.19	0	0	0	0
137	0	0	6,431.51	0	0	0	0

	L	M	N	O	P	Q	R
138	0	0	6,475.15	0	0	0	0
139	0	0	6,308.82	0	0	0	0
140	0	0	5,948.51	0	0	0	0
141	0	0	5,988.96	0	0	0	0
142	0	0	5,646.97	0	0	0	0
143	0	0	5,685.42	0	0	0	0
144	0	0	5,539.50	0	0	0	0
145	0	0	4,875.02	0	0	0	0
146	0	0	5,258.86	0	0	0	0
147	0	0	4,572.97	0	0	0	0
148	0	0	3,886.99	0	0	0	0
149	0	0	2,971.11	0	0	0	0
150	0	0	2,274.32	0	0	0	0
151	0	0	1,498.95	0	0	0	0
152	0	0	719.51	0	0	0	0
153	0	0	7.44	0	0	0	0
154							
155							
156	arty to whom CSFB LLC provided the computer model used						
157	model that you will use to prepare the Hypothetical Perform						
158	ses of evaluating the Hypothetical Performance Data.						
159							

	S	T	U	V	W	X	Y
1							
2							
3							
4	*Couponcap Shortfall Payback*	*Capped Optimal Interest*	*Coupon*	*Effective Coupon*	*Couponcap Rate*	*Credit Support*	*LIBOR_1MO*
5	0	6,160,741.22					
6							
7	0	0	0	0	0	0	0
8	0	84,888.00	4.32	4.32	6.72452	10.01	3.79
9	0	97,464.00	4.32	4.32	6.58823	10.09	3.79
10	0	94,320.00	4.32	4.32	6.68312	10.19	3.79
11	0	97,464.00	4.32	4.32	6.59002	10.31	3.79
12	0	97,464.00	4.32	4.32	6.59137	10.45	3.79
13	0	88,032.00	4.32	4.32	6.90344	10.61	3.79
14	0	97,464.00	4.32	4.32	6.59509	10.8	3.79
15	0	94,320.00	4.32	4.32	6.69645	11.01	3.79
16	0	97,464.00	4.32	4.32	6.60023	11.26	3.79
17	0	94,320.00	4.32	4.32	6.70545	11.52	3.79
18	0	97,464.00	4.32	4.32	6.60653	11.82	3.79
19	0	97,464.00	4.32	4.32	6.60969	12.12	3.79
20	0	94,320.00	4.32	4.32	6.72043	12.43	3.79
21	0	97,464.00	4.32	4.32	6.61578	12.75	3.79
22	0	94,320.00	4.32	4.32	6.73005	13.07	3.79
23	0	97,464.00	4.32	4.32	6.62158	13.41	3.79
24	0	97,464.00	4.32	4.32	6.62437	13.75	3.79
25	0	88,032.00	4.32	4.32	7.00187	14.1	3.79
26	0	97,464.00	4.32	4.32	6.62974	14.46	3.79
27	0	94,320.00	4.32	4.32	6.75228	14.83	3.79
28	0	97,464.00	4.32	4.32	6.63484	15.2	3.79
29	0	94,320.00	4.32	4.32	6.76049	15.59	3.79
30	0	97,464.00	4.32	4.32	6.6405	16.61	3.79
31	0	97,464.00	4.32	4.32	7.6757	17.68	3.79
32	0	94,320.00	4.32	4.32	7.83465	18.81	3.79
33	0	97,464.00	4.32	4.32	7.65179	20	3.79
34	0	94,320.00	4.32	4.32	7.81503	20.56	3.79
35	0	97,464.00	4.32	4.32	7.63531	21.12	3.79
36	0	97,464.00	4.32	4.32	7.63365	21.71	3.79
37	0	91,176.00	4.32	4.32	8.15791	22.31	3.79
38	0	97,464.00	4.32	4.32	7.77061	22.92	3.79
39	0	94,320.00	4.32	4.32	7.95625	23.55	3.79
40	0	97,464.00	4.32	4.32	7.76555	24.2	3.79
41	0	94,320.00	4.32	4.32	7.95305	24.87	3.79
42	0	97,464.00	4.32	4.32	7.7602	25.55	3.79
43	0	97,464.00	4.32	4.32	7.9497	26.25	3.79
44	0	94,320.00	4.32	4.32	8.14561	26.33	3.79
45	0	97,464.00	4.32	4.32	7.94272	24.84	3.79

	S	T	U	V	W	X	Y
46	0	94,320.00	4.32	4.32	8.14024	22.71	3.79
47	0	97,464.00	4.32	4.32	7.93549	20.52	3.79
48	0	66,301.45	4.32	4.32	7.93178	20.4	3.79
49	0	58,289.57	4.32	4.32	8.6198	20.4	3.79
50	0	62,816.69	4.32	4.32	7.95796	20.39	3.79
51	0	59,172.91	4.32	4.32	8.1597	20.39	3.79
52	0	59,519.53	4.32	4.32	7.94788	20.39	3.79
53	0	56,069.01	4.32	4.32	8.15127	20.39	3.79
54	0	56,399.47	4.32	4.32	7.93943	20.39	3.79
55	0	54,902.80	4.32	4.32	7.93529	20.42	3.79
56	0	51,722.72	4.32	4.32	8.14053	20.44	3.79
57	0	52,030.37	4.32	4.32	7.92648	20.44	3.79
58	0	49,018.42	4.32	4.32	8.13287	20.44	3.79
59	0	49,311.76	4.32	4.32	7.91745	20.44	3.79
60	0	48,007.49	4.32	4.32	7.91285	20.44	3.79
61	0	42,215.48	4.32	4.32	8.88866	20.44	3.79
62	0	45,503.99	4.32	4.32	8.02207	20.44	3.79
63	0	42,873.71	4.32	4.32	8.28284	20.44	3.79
64	0	43,134.15	4.32	4.32	8.00921	20.44	3.79
65	0	40,642.31	4.32	4.32	8.26952	20.44	3.79
66	0	40,890.67	4.32	4.32	7.99628	20.44	3.79
67	0	39,814.13	4.32	4.32	7.99199	20.44	3.79
68	0	37,507.61	4.32	4.32	8.25184	20.44	3.79
69	0	37,730.20	4.32	4.32	7.97929	20.44	3.79
70	0	35,545.50	4.32	4.32	8.23868	20.44	3.79
71	0	35,757.54	4.32	4.32	7.96652	20.44	3.79
72	0	34,811.03	4.32	4.32	7.96012	20.44	3.79
73	0	30,610.39	4.32	4.32	8.80587	20.44	3.79
74	0	32,994.00	4.32	4.32	7.94725	20.44	3.79
75	0	31,085.89	4.32	4.32	8.2055	20.44	3.79
76	0	31,273.69	4.32	4.32	7.93434	20.44	3.79
77	0	29,465.96	4.32	4.32	8.19212	20.44	3.79
78	0	29,644.85	4.32	4.32	7.92136	20.44	3.79
79	0	28,863.17	4.32	4.32	7.91485	20.44	3.79
80	0	27,195.98	4.32	4.32	8.17194	20.44	3.79
81	0	27,362.30	4.32	4.32	7.9018	20.44	3.79
82	0	25,782.55	4.32	4.32	8.15842	20.44	3.79
83	0	25,940.98	4.32	4.32	7.88869	20.44	3.79
84	0	25,258.80	4.32	4.32	7.88212	20.44	3.79
85	0	23,008.14	4.32	4.32	8.41868	20.44	3.79
86	0	23,948.81	4.32	4.32	7.86894	20.44	3.79
87	0	22,567.75	4.32	4.32	8.12442	20.44	3.79
88	0	22,708.04	4.32	4.32	7.85573	20.44	3.79
89	0	21,399.13	4.32	4.32	8.11074	20.44	3.79
90	0	21,532.75	4.32	4.32	7.84247	20.44	3.79
91	0	20,968.55	4.32	4.32	7.83582	20.44	3.79

	S	T	U	V	W	X	Y
92	0	19,760.72	4.32	4.32	8.09014	20.43	3.79
93	0	19,884.92	4.32	4.32	7.82251	20.43	3.79
94	0	19,889.57	4.585	4.585	8.07637	20.43	3.79
95	0	20,015.12	4.585	4.585	7.80917	20.43	3.79
96	0	19,491.98	4.585	4.585	7.80248	20.43	3.79
97	0	17,145.72	4.585	4.585	8.63105	20.43	3.79
98	0	18,487.09	4.585	4.585	7.78909	20.43	3.79
99	0	17,423.80	4.585	4.585	8.0418	20.43	3.79
100	0	17,534.90	4.585	4.585	7.77567	20.43	3.79
101	0	16,526.79	4.585	4.585	8.02792	20.43	3.79
102	0	16,632.58	4.585	4.585	7.76223	20.43	3.79
103	0	16,199.28	4.585	4.585	7.75551	20.43	3.79
104	0	15,268.51	4.585	4.585	8.00707	20.43	3.79
105	0	15,366.81	4.585	4.585	7.74204	20.43	3.79
106	0	14,484.21	4.585	4.585	7.99314	20.43	3.79
107	0	14,577.79	4.585	4.585	7.72855	20.43	3.79
108	0	14,198.85	4.585	4.585	7.72181	20.43	3.79
109	0	12,491.54	4.585	4.585	8.54167	20.43	3.79
110	0	13,470.72	4.585	4.585	7.70831	20.43	3.79
111	0	12,697.73	4.585	4.585	7.95827	20.43	3.79
112	0	12,780.47	4.585	4.585	7.6948	20.43	3.79
113	0	12,047.35	4.585	4.585	7.94431	20.43	3.79
114	0	12,126.11	4.585	4.585	7.68128	20.43	3.79
115	0	11,811.78	4.585	4.585	7.67452	20.43	3.79
116	0	11,134.56	4.585	4.585	7.92336	20.43	3.79
117	0	11,207.68	4.585	4.585	7.66101	20.43	3.79
118	0	10,565.29	4.585	4.585	7.90939	20.43	3.79
119	0	10,634.88	4.585	4.585	7.64749	20.43	3.79
120	0	10,359.69	4.585	4.585	7.64074	20.43	3.79
121	0	9,115.10	4.585	4.585	8.45191	20.43	3.79
122	0	9,830.76	4.585	4.585	7.62724	20.43	3.79
123	0	9,267.70	4.585	4.585	7.8745	20.43	3.79
124	0	9,329.14	4.585	4.585	7.61374	20.43	3.79
125	0	8,794.96	4.585	4.585	7.86057	20.43	3.79
126	0	8,853.40	4.585	4.585	7.60026	20.43	3.79
127	0	8,624.80	4.585	4.585	7.59353	20.43	3.79
128	0	8,131.57	4.585	4.585	7.83966	20.43	3.79
129	0	8,186.24	4.585	4.585	7.58001	20.43	3.79
130	0	7,718.22	4.585	4.585	7.8257	20.43	3.79
131	0	7,770.22	4.585	4.585	7.56651	20.43	3.79
132	0	7,570.30	4.585	4.585	7.55976	20.43	3.79
133	0	6,899.72	4.585	4.585	8.07393	20.43	3.79
134	0	7,185.89	4.585	4.585	7.5463	20.43	3.79
135	0	6,775.30	4.585	4.585	7.7909	20.43	3.79
136	0	6,821.19	4.585	4.585	7.53287	20.42	3.79
137	0	6,431.51	4.585	4.585	7.77703	20.42	3.79

	S	T	U	V	W	X	Y
138	0	6,475.15	4.585	4.585	7.51946	20.42	3.79
139	0	6,308.82	4.585	4.585	7.51277	20.42	3.79
140	0	5,948.51	4.585	4.585	7.7563	20.42	3.79
141	0	5,988.96	4.585	4.585	7.49943	20.42	3.79
142	0	5,646.97	4.585	4.585	7.74252	20.42	3.79
143	0	5,685.42	4.585	4.585	7.48611	20.42	3.79
144	0	5,539.50	4.585	4.585	7.47947	20.42	3.79
145	0	4,875.02	4.585	4.585	8.27351	20.42	3.79
146	0	5,258.86	4.585	4.585	7.46623	20.42	3.79
147	0	4,572.97	4.585	4.585	7.70828	20.72	3.79
148	0	3,886.99	4.585	4.585	7.45303	21.26	3.79
149	0	2,971.11	4.585	4.585	7.69466	21.82	3.79
150	0	2,274.32	4.585	4.585	7.43988	22.4	3.79
151	0	1,498.95	4.585	4.585	7.43332	22.99	3.79
152	0	719.51	4.585	4.585	7.67434	23.59	3.79
153	0	7.44	4.585	4.585	7.42025	100	3.79
154							
155							
156							
157							
158							
159							

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - CashflowsM4

	A	B	C	D	E	F	G	H	I	J	K
1											
2											
3											
4	*Period*	*Date*	*Principal*	*Interest*	*Cash Flow*	*Balance*	*Sched Princ*	*Unsched Princ*	*Prepay Penalty*	*Princ Writedown*	*Accum Princ Writedown*
5	Total		24,780,000.00	5,948,151.75	30,728,151.75		0	24,780,000.00	0	0	
6											
7	0	28-Sep-05	0	0	0	24,780,000.00	0	0	0	0	0
8	1	25-Oct-05	0	82,703.25	82,703.25	24,780,000.00	0	0	0	0	0
9	2	25-Nov-05	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
10	3	25-Dec-05	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
11	4	25-Jan-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
12	5	25-Feb-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
13	6	25-Mar-06	0	85,766.33	85,766.33	24,780,000.00	0	0	0	0	0
14	7	25-Apr-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
15	8	25-May-06	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
16	9	25-Jun-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
17	10	25-Jul-06	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
18	11	25-Aug-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
19	12	25-Sep-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
20	13	25-Oct-06	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
21	14	25-Nov-06	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
22	15	25-Dec-06	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
23	16	25-Jan-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
24	17	25-Feb-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
25	18	25-Mar-07	0	85,766.33	85,766.33	24,780,000.00	0	0	0	0	0
26	19	25-Apr-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
27	20	25-May-07	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
28	21	25-Jun-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
29	22	25-Jul-07	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
30	23	25-Aug-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
31	24	25-Sep-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
32	25	25-Oct-07	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
33	26	25-Nov-07	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
34	27	25-Dec-07	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
35	28	25-Jan-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
36	29	25-Feb-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
37	30	25-Mar-08	0	88,829.42	88,829.42	24,780,000.00	0	0	0	0	0
38	31	25-Apr-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
39	32	25-May-08	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
40	33	25-Jun-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
41	34	25-Jul-08	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
42	35	25-Aug-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
43	36	25-Sep-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0
44	37	25-Oct-08	0	91,892.50	91,892.50	24,780,000.00	0	0	0	0	0
45	38	25-Nov-08	0	94,955.58	94,955.58	24,780,000.00	0	0	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
46	39	25-Dec-08	6,877,848.53	91,892.50	6,969,741.03	17,902,151.47	0	6,877,848.53	0	0	0
47	40	25-Jan-09	1,042,585.25	68,600.05	1,111,185.30	16,859,566.23	0	1,042,585.25	0	0	0
48	41	25-Feb-09	449,214.46	64,604.92	513,819.38	16,410,351.76	0	449,214.46	0	0	0
49	42	25-Mar-09	436,912.42	56,798.05	493,710.47	15,973,439.34	0	436,912.42	0	0	0
50	43	25-Apr-09	425,001.75	61,209.33	486,211.08	15,548,437.59	0	425,001.75	0	0	0
51	44	25-May-09	413,422.73	57,658.79	471,081.52	15,135,014.87	0	413,422.73	0	0	0
52	45	25-Jun-09	402,165.97	57,996.54	460,162.50	14,732,848.90	0	402,165.97	0	0	0
53	46	25-Jul-09	391,222.34	54,634.31	445,856.66	14,341,626.56	0	391,222.34	0	0	0
54	47	25-Aug-09	380,583.00	54,956.32	435,539.31	13,961,043.56	0	380,583.00	0	0	0
55	48	25-Sep-09	370,238.92	53,497.94	423,736.86	13,590,804.64	0	370,238.92	0	0	0
56	49	25-Oct-09	360,182.60	50,399.23	410,581.83	13,230,622.04	0	360,182.60	0	0	0
57	50	25-Nov-09	350,405.47	50,699.01	401,104.48	12,880,216.57	0	350,405.47	0	0	0
58	51	25-Dec-09	340,899.66	47,764.14	388,663.79	12,539,316.91	0	340,899.66	0	0	0
59	52	25-Jan-10	331,657.49	48,049.97	379,707.46	12,207,659.42	0	331,657.49	0	0	0
60	53	25-Feb-10	322,671.53	46,779.07	369,450.61	11,884,987.89	0	322,671.53	0	0	0
61	54	25-Mar-10	313,934.55	41,135.26	355,069.82	11,571,053.34	0	313,934.55	0	0	0
62	55	25-Apr-10	305,439.53	44,339.63	349,779.16	11,265,613.81	0	305,439.53	0	0	0
63	56	25-May-10	297,179.64	41,776.65	338,956.29	10,968,434.17	0	297,179.64	0	0	0
64	57	25-Jun-10	289,148.25	42,030.43	331,178.68	10,679,285.91	0	289,148.25	0	0	0
65	58	25-Jul-10	281,338.94	39,602.35	320,941.29	10,397,946.98	0	281,338.94	0	0	0
66	59	25-Aug-10	273,748.61	39,844.36	313,592.96	10,124,198.37	0	273,748.61	0	0	0
67	60	25-Sep-10	268,594.36	38,795.37	307,389.73	9,855,604.01	0	268,594.36	0	0	0
68	61	25-Oct-10	261,321.08	36,547.86	297,868.95	9,594,282.93	0	261,321.08	0	0	0
69	62	25-Nov-10	254,249.02	36,764.76	291,013.78	9,340,033.91	0	254,249.02	0	0	0
70	63	25-Dec-10	247,372.52	34,635.96	282,008.48	9,092,661.39	0	247,372.52	0	0	0
71	64	25-Jan-11	240,686.06	34,842.57	275,528.63	8,851,975.33	0	240,686.06	0	0	0
72	65	25-Feb-11	234,184.30	33,920.28	268,104.57	8,617,791.03	0	234,184.30	0	0	0
73	66	25-Mar-11	227,862.04	29,827.13	257,689.17	8,389,929.00	0	227,862.04	0	0	0
74	67	25-Apr-11	221,714.23	32,149.74	253,863.97	8,168,214.77	0	221,714.23	0	0	0
75	68	25-May-11	215,735.97	30,290.46	246,026.44	7,952,478.79	0	215,735.97	0	0	0
76	69	25-Jun-11	209,922.50	30,473.46	240,395.96	7,742,556.29	0	209,922.50	0	0	0
77	70	25-Jul-11	204,269.19	28,711.98	232,981.17	7,538,287.10	0	204,269.19	0	0	0
78	71	25-Aug-11	198,771.53	28,886.30	227,657.83	7,339,515.57	0	198,771.53	0	0	0
79	72	25-Sep-11	193,425.17	28,124.62	221,549.79	7,146,090.40	0	193,425.17	0	0	0
80	73	25-Oct-11	188,225.85	26,500.09	214,725.94	6,957,864.55	0	188,225.85	0	0	0
81	74	25-Nov-11	183,169.46	26,662.15	209,831.61	6,774,695.08	0	183,169.46	0	0	0
82	75	25-Dec-11	178,251.99	25,122.83	203,374.82	6,596,443.09	0	178,251.99	0	0	0
83	76	25-Jan-12	173,469.54	25,277.20	198,746.74	6,422,973.55	0	173,469.54	0	0	0
84	77	25-Feb-12	168,818.34	24,612.48	193,430.82	6,254,155.21	0	168,818.34	0	0	0
85	78	25-Mar-12	164,294.71	22,419.41	186,714.11	6,089,860.51	0	164,294.71	0	0	0
86	79	25-Apr-12	159,895.07	23,336.01	183,231.08	5,929,965.43	0	159,895.07	0	0	0
87	80	25-May-12	155,615.98	21,990.29	177,606.27	5,774,349.46	0	155,615.98	0	0	0
88	81	25-Jun-12	151,454.04	22,126.99	173,581.03	5,622,895.41	0	151,454.04	0	0	0
89	82	25-Jul-12	147,406.00	20,851.57	168,257.57	5,475,489.41	0	147,406.00	0	0	0
90	83	25-Aug-12	143,468.66	20,981.77	164,450.44	5,332,020.75	0	143,468.66	0	0	0
91	84	25-Sep-12	139,638.95	20,432.01	160,070.96	5,192,381.80	0	139,638.95	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
92	85	25-Oct-12	135,913.85	19,255.08	155,168.93	5,056,467.95	0	135,913.85	0	0	0
93	86	25-Nov-12	132,290.44	19,376.10	151,666.55	4,924,177.51	0	132,290.44	0	0	0
94	87	25-Dec-12	128,765.90	19,614.64	148,380.54	4,795,411.61	0	128,765.90	0	0	0
95	88	25-Jan-13	125,337.47	19,738.45	145,075.92	4,670,074.14	0	125,337.47	0	0	0
96	89	25-Feb-13	122,002.47	19,222.54	141,225.01	4,548,071.67	0	122,002.47	0	0	0
97	90	25-Mar-13	118,758.30	16,908.72	135,667.02	4,429,313.37	0	118,758.30	0	0	0
98	91	25-Apr-13	115,602.43	18,231.55	133,833.97	4,313,710.95	0	115,602.43	0	0	0
99	92	25-May-13	112,532.40	17,182.95	129,715.35	4,201,178.54	0	112,532.40	0	0	0
100	93	25-Jun-13	109,545.84	17,292.52	126,838.36	4,091,632.70	0	109,545.84	0	0	0
101	94	25-Jul-13	106,640.42	16,298.34	122,938.76	3,984,992.28	0	106,640.42	0	0	0
102	95	25-Aug-13	103,813.89	16,402.67	120,216.56	3,881,178.39	0	103,813.89	0	0	0
103	96	25-Sep-13	101,064.06	15,975.36	117,039.42	3,780,114.34	0	101,064.06	0	0	0
104	97	25-Oct-13	98,388.79	15,057.46	113,446.25	3,681,725.55	0	98,388.79	0	0	0
105	98	25-Nov-13	95,786.03	15,154.39	110,940.43	3,585,939.51	0	95,786.03	0	0	0
106	99	25-Dec-13	93,253.77	14,283.99	107,537.76	3,492,685.74	0	93,253.77	0	0	0
107	100	25-Jan-14	90,790.05	14,376.28	105,166.33	3,401,895.70	0	90,790.05	0	0	0
108	101	25-Feb-14	88,392.97	14,002.58	102,395.55	3,313,502.73	0	88,392.97	0	0	0
109	102	25-Mar-14	86,060.69	12,318.87	98,379.55	3,227,442.05	0	86,060.69	0	0	0
110	103	25-Apr-14	83,791.41	13,284.51	97,075.92	3,143,650.63	0	83,791.41	0	0	0
111	104	25-May-14	81,583.41	12,522.21	94,105.62	3,062,067.23	0	81,583.41	0	0	0
112	105	25-Jun-14	79,434.97	12,603.81	92,038.78	2,982,632.25	0	79,434.97	0	0	0
113	106	25-Jul-14	77,344.47	11,880.82	89,225.29	2,905,287.78	0	77,344.47	0	0	0
114	107	25-Aug-14	75,310.29	11,958.49	87,268.78	2,829,977.49	0	75,310.29	0	0	0
115	108	25-Sep-14	73,330.90	11,648.50	84,979.40	2,756,646.59	0	73,330.90	0	0	0
116	109	25-Oct-14	71,404.76	10,980.64	82,385.41	2,685,241.83	0	71,404.76	0	0	0
117	110	25-Nov-14	69,530.43	11,052.75	80,583.18	2,615,711.40	0	69,530.43	0	0	0
118	111	25-Dec-14	67,706.47	10,419.25	78,125.72	2,548,004.93	0	67,706.47	0	0	0
119	112	25-Jan-15	65,931.49	10,487.87	76,419.37	2,482,073.43	0	65,931.49	0	0	0
120	113	25-Feb-15	64,204.16	10,216.49	74,420.65	2,417,869.27	0	64,204.16	0	0	0
121	114	25-Mar-15	62,523.15	8,989.10	71,512.25	2,355,346.12	0	62,523.15	0	0	0
122	115	25-Apr-15	60,887.20	9,694.87	70,582.07	2,294,458.92	0	60,887.20	0	0	0
123	116	25-May-15	59,295.07	9,139.59	68,434.66	2,235,163.86	0	59,295.07	0	0	0
124	117	25-Jun-15	57,745.55	9,200.18	66,945.74	2,177,418.30	0	57,745.55	0	0	0
125	118	25-Jul-15	56,237.48	8,673.38	64,910.87	2,121,180.82	0	56,237.48	0	0	0
126	119	25-Aug-15	54,769.73	8,731.02	63,500.74	2,066,411.09	0	54,769.73	0	0	0
127	120	25-Sep-15	53,230.48	8,505.58	61,736.06	2,013,180.61	0	53,230.48	0	0	0
128	121	25-Oct-15	51,843.45	8,019.17	59,862.62	1,961,337.16	0	51,843.45	0	0	0
129	122	25-Nov-15	50,493.42	8,073.08	58,566.51	1,910,843.74	0	50,493.42	0	0	0
130	123	25-Dec-15	49,179.40	7,611.53	56,790.93	1,861,664.34	0	49,179.40	0	0	0
131	124	25-Jan-16	47,900.39	7,662.82	55,563.21	1,813,763.94	0	47,900.39	0	0	0
132	125	25-Feb-16	46,655.44	7,465.65	54,121.10	1,767,108.50	0	46,655.44	0	0	0
133	126	25-Mar-16	45,443.62	6,804.35	52,247.97	1,721,664.88	0	45,443.62	0	0	0
134	127	25-Apr-16	44,264.03	7,086.56	51,350.59	1,677,400.85	0	44,264.03	0	0	0
135	128	25-May-16	43,115.77	6,681.65	49,797.42	1,634,285.08	0	43,115.77	0	0	0
136	129	25-Jun-16	41,998.01	6,726.90	48,724.91	1,592,287.06	0	41,998.01	0	0	0
137	130	25-Jul-16	40,909.91	6,342.61	47,252.52	1,551,377.15	0	40,909.91	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
138	131	25-Aug-16	39,850.66	6,385.64	46,236.30	1,511,526.49	0	39,850.66	0	0	0
139	132	25-Sep-16	219,092.00	6,221.61	225,313.61	1,292,434.49	0	219,092.00	0	0	0
140	133	25-Oct-16	215,008.71	5,148.20	220,156.91	1,077,425.77	0	215,008.71	0	0	0
141	134	25-Nov-16	209,451.98	4,434.80	213,886.79	867,973.79	0	209,451.98	0	0	0
142	135	25-Dec-16	204,042.17	3,457.43	207,499.60	663,931.62	0	204,042.17	0	0	0
143	136	25-Jan-17	198,775.30	2,732.82	201,508.12	465,156.31	0	198,775.30	0	0	0
144	137	25-Feb-17	193,647.49	1,914.64	195,562.13	271,508.82	0	193,647.49	0	0	0
145	138	25-Mar-17	188,654.98	1,009.41	189,664.39	82,853.84	0	188,654.98	0	0	0
146	139	25-Apr-17	82,853.84	341.04	83,194.88	0	0	82,853.84	0	0	0
147											
148											

149 The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the p
150 reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer
151 purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purp
152 anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

	L	M	N	O	P	Q	R
1							
2							
3							
4	*Gross Writedown*	*Accum Gross Writedown*	*Accrued Interest*	*Interest Shortfall*	*Accum Interest Shortfall*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*
5	0		5,948,151.75	0		0	
6							
7	0	0	0	0	0	0	0
8	0	0	82,703.25	0	0	0	0
9	0	0	94,955.58	0	0	0	0
10	0	0	91,892.50	0	0	0	0
11	0	0	94,955.58	0	0	0	0
12	0	0	94,955.58	0	0	0	0
13	0	0	85,766.33	0	0	0	0
14	0	0	94,955.58	0	0	0	0
15	0	0	91,892.50	0	0	0	0
16	0	0	94,955.58	0	0	0	0
17	0	0	91,892.50	0	0	0	0
18	0	0	94,955.58	0	0	0	0
19	0	0	94,955.58	0	0	0	0
20	0	0	91,892.50	0	0	0	0
21	0	0	94,955.58	0	0	0	0
22	0	0	91,892.50	0	0	0	0
23	0	0	94,955.58	0	0	0	0
24	0	0	94,955.58	0	0	0	0
25	0	0	85,766.33	0	0	0	0
26	0	0	94,955.58	0	0	0	0
27	0	0	91,892.50	0	0	0	0
28	0	0	94,955.58	0	0	0	0
29	0	0	91,892.50	0	0	0	0
30	0	0	94,955.58	0	0	0	0
31	0	0	94,955.58	0	0	0	0
32	0	0	91,892.50	0	0	0	0
33	0	0	94,955.58	0	0	0	0
34	0	0	91,892.50	0	0	0	0
35	0	0	94,955.58	0	0	0	0
36	0	0	94,955.58	0	0	0	0
37	0	0	88,829.42	0	0	0	0
38	0	0	94,955.58	0	0	0	0
39	0	0	91,892.50	0	0	0	0
40	0	0	94,955.58	0	0	0	0
41	0	0	91,892.50	0	0	0	0
42	0	0	94,955.58	0	0	0	0
43	0	0	94,955.58	0	0	0	0
44	0	0	91,892.50	0	0	0	0
45	0	0	94,955.58	0	0	0	0

	L	M	N	O	P	Q	R
46	0	0	91,892.50	0	0	0	0
47	0	0	68,600.05	0	0	0	0
48	0	0	64,604.92	0	0	0	0
49	0	0	56,798.05	0	0	0	0
50	0	0	61,209.33	0	0	0	0
51	0	0	57,658.79	0	0	0	0
52	0	0	57,996.54	0	0	0	0
53	0	0	54,634.31	0	0	0	0
54	0	0	54,956.32	0	0	0	0
55	0	0	53,497.94	0	0	0	0
56	0	0	50,399.23	0	0	0	0
57	0	0	50,699.01	0	0	0	0
58	0	0	47,764.14	0	0	0	0
59	0	0	48,049.97	0	0	0	0
60	0	0	46,779.07	0	0	0	0
61	0	0	41,135.26	0	0	0	0
62	0	0	44,339.63	0	0	0	0
63	0	0	41,776.65	0	0	0	0
64	0	0	42,030.43	0	0	0	0
65	0	0	39,602.35	0	0	0	0
66	0	0	39,844.36	0	0	0	0
67	0	0	38,795.37	0	0	0	0
68	0	0	36,547.86	0	0	0	0
69	0	0	36,764.76	0	0	0	0
70	0	0	34,635.96	0	0	0	0
71	0	0	34,842.57	0	0	0	0
72	0	0	33,920.28	0	0	0	0
73	0	0	29,827.13	0	0	0	0
74	0	0	32,149.74	0	0	0	0
75	0	0	30,290.46	0	0	0	0
76	0	0	30,473.46	0	0	0	0
77	0	0	28,711.98	0	0	0	0
78	0	0	28,886.30	0	0	0	0
79	0	0	28,124.62	0	0	0	0
80	0	0	26,500.09	0	0	0	0
81	0	0	26,662.15	0	0	0	0
82	0	0	25,122.83	0	0	0	0
83	0	0	25,277.20	0	0	0	0
84	0	0	24,612.48	0	0	0	0
85	0	0	22,419.41	0	0	0	0
86	0	0	23,336.01	0	0	0	0
87	0	0	21,990.29	0	0	0	0
88	0	0	22,126.99	0	0	0	0
89	0	0	20,851.57	0	0	0	0
90	0	0	20,981.77	0	0	0	0
91	0	0	20,432.01	0	0	0	0

	L	M	N	O	P	Q	R
92	0	0	19,255.08	0	0	0	0
93	0	0	19,376.10	0	0	0	0
94	0	0	19,614.64	0	0	0	0
95	0	0	19,738.45	0	0	0	0
96	0	0	19,222.54	0	0	0	0
97	0	0	16,908.72	0	0	0	0
98	0	0	18,231.55	0	0	0	0
99	0	0	17,182.95	0	0	0	0
100	0	0	17,292.52	0	0	0	0
101	0	0	16,298.34	0	0	0	0
102	0	0	16,402.67	0	0	0	0
103	0	0	15,975.36	0	0	0	0
104	0	0	15,057.46	0	0	0	0
105	0	0	15,154.39	0	0	0	0
106	0	0	14,283.99	0	0	0	0
107	0	0	14,376.28	0	0	0	0
108	0	0	14,002.58	0	0	0	0
109	0	0	12,318.87	0	0	0	0
110	0	0	13,284.51	0	0	0	0
111	0	0	12,522.21	0	0	0	0
112	0	0	12,603.81	0	0	0	0
113	0	0	11,880.82	0	0	0	0
114	0	0	11,958.49	0	0	0	0
115	0	0	11,648.50	0	0	0	0
116	0	0	10,980.64	0	0	0	0
117	0	0	11,052.75	0	0	0	0
118	0	0	10,419.25	0	0	0	0
119	0	0	10,487.87	0	0	0	0
120	0	0	10,216.49	0	0	0	0
121	0	0	8,989.10	0	0	0	0
122	0	0	9,694.87	0	0	0	0
123	0	0	9,139.59	0	0	0	0
124	0	0	9,200.18	0	0	0	0
125	0	0	8,673.38	0	0	0	0
126	0	0	8,731.02	0	0	0	0
127	0	0	8,505.58	0	0	0	0
128	0	0	8,019.17	0	0	0	0
129	0	0	8,073.08	0	0	0	0
130	0	0	7,611.53	0	0	0	0
131	0	0	7,662.82	0	0	0	0
132	0	0	7,465.65	0	0	0	0
133	0	0	6,804.35	0	0	0	0
134	0	0	7,086.56	0	0	0	0
135	0	0	6,681.65	0	0	0	0
136	0	0	6,726.90	0	0	0	0
137	0	0	6,342.61	0	0	0	0

	L	M	N	O	P	Q	R
138	0	0	6,385.64	0	0	0	0
139	0	0	6,221.61	0	0	0	0
140	0	0	5,148.20	0	0	0	0
141	0	0	4,434.80	0	0	0	0
142	0	0	3,457.43	0	0	0	0
143	0	0	2,732.82	0	0	0	0
144	0	0	1,914.64	0	0	0	0
145	0	0	1,009.41	0	0	0	0
146	0	0	341.04	0	0	0	0
147							
148							
149	arty to whom CSFB LLC provided the computer model used						
150	model that you will use to prepare the Hypothetical Perform						
151	ses of evaluating the Hypothetical Performance Data.						
152							

	S	T	U	V	W	X	Y
1							
2							
3							
4	*Couponcap Shortfall Payback*	*Capped Optimal Interest*	*Coupon*	*Effective Coupon*	*Couponcap Rate*	*Credit Support*	*LIBOR_1MO*
5	0	5,948,151.75					
6							
7	0	0	0	0	0	0	0
8	0	82,703.25	4.45	4.45	6.72452	8.25	3.79
9	0	94,955.58	4.45	4.45	6.58823	8.32	3.79
10	0	91,892.50	4.45	4.45	6.68312	8.4	3.79
11	0	94,955.58	4.45	4.45	6.59002	8.5	3.79
12	0	94,955.58	4.45	4.45	6.59137	8.61	3.79
13	0	85,766.33	4.45	4.45	6.90344	8.75	3.79
14	0	94,955.58	4.45	4.45	6.59509	8.9	3.79
15	0	91,892.50	4.45	4.45	6.69645	9.08	3.79
16	0	94,955.58	4.45	4.45	6.60023	9.28	3.79
17	0	91,892.50	4.45	4.45	6.70545	9.5	3.79
18	0	94,955.58	4.45	4.45	6.60653	9.74	3.79
19	0	94,955.58	4.45	4.45	6.60969	9.99	3.79
20	0	91,892.50	4.45	4.45	6.72043	10.24	3.79
21	0	94,955.58	4.45	4.45	6.61578	10.51	3.79
22	0	91,892.50	4.45	4.45	6.73005	10.77	3.79
23	0	94,955.58	4.45	4.45	6.62158	11.05	3.79
24	0	94,955.58	4.45	4.45	6.62437	11.33	3.79
25	0	85,766.33	4.45	4.45	7.00187	11.62	3.79
26	0	94,955.58	4.45	4.45	6.62974	11.92	3.79
27	0	91,892.50	4.45	4.45	6.75228	12.22	3.79
28	0	94,955.58	4.45	4.45	6.63484	12.53	3.79
29	0	91,892.50	4.45	4.45	6.76049	12.85	3.79
30	0	94,955.58	4.45	4.45	6.6405	13.69	3.79
31	0	94,955.58	4.45	4.45	7.6757	14.57	3.79
32	0	91,892.50	4.45	4.45	7.83465	15.5	3.79
33	0	94,955.58	4.45	4.45	7.65179	16.48	3.79
34	0	91,892.50	4.45	4.45	7.81503	16.94	3.79
35	0	94,955.58	4.45	4.45	7.63531	17.41	3.79
36	0	94,955.58	4.45	4.45	7.63365	17.89	3.79
37	0	88,829.42	4.45	4.45	8.15791	18.38	3.79
38	0	94,955.58	4.45	4.45	7.77061	18.89	3.79
39	0	91,892.50	4.45	4.45	7.95625	19.41	3.79
40	0	94,955.58	4.45	4.45	7.76555	19.95	3.79
41	0	91,892.50	4.45	4.45	7.95305	20.49	3.79
42	0	94,955.58	4.45	4.45	7.7602	21.06	3.79
43	0	94,955.58	4.45	4.45	7.9497	21.64	3.79
44	0	91,892.50	4.45	4.45	8.14561	21.59	3.79
45	0	94,955.58	4.45	4.45	7.94272	19.97	3.79

	S	T	U	V	W	X	Y
46	0	91,892.50	4.45	4.45	8.14024	17.7	3.79
47	0	68,600.05	4.45	4.45	7.93549	16.8	3.79
48	0	64,604.92	4.45	4.45	7.93178	16.8	3.79
49	0	56,798.05	4.45	4.45	8.6198	16.8	3.79
50	0	61,209.33	4.45	4.45	7.95796	16.8	3.79
51	0	57,658.79	4.45	4.45	8.1597	16.8	3.79
52	0	57,996.54	4.45	4.45	7.94788	16.8	3.79
53	0	54,634.31	4.45	4.45	8.15127	16.8	3.79
54	0	54,956.32	4.45	4.45	7.93943	16.8	3.79
55	0	53,497.94	4.45	4.45	7.93529	16.82	3.79
56	0	50,399.23	4.45	4.45	8.14053	16.85	3.79
57	0	50,699.01	4.45	4.45	7.92648	16.85	3.79
58	0	47,764.14	4.45	4.45	8.13287	16.85	3.79
59	0	48,049.97	4.45	4.45	7.91745	16.85	3.79
60	0	46,779.07	4.45	4.45	7.91285	16.85	3.79
61	0	41,135.26	4.45	4.45	8.88866	16.84	3.79
62	0	44,339.63	4.45	4.45	8.02207	16.84	3.79
63	0	41,776.65	4.45	4.45	8.28284	16.84	3.79
64	0	42,030.43	4.45	4.45	8.00921	16.84	3.79
65	0	39,602.35	4.45	4.45	8.26952	16.84	3.79
66	0	39,844.36	4.45	4.45	7.99628	16.84	3.79
67	0	38,795.37	4.45	4.45	7.99199	16.85	3.79
68	0	36,547.86	4.45	4.45	8.25184	16.85	3.79
69	0	36,764.76	4.45	4.45	7.97929	16.85	3.79
70	0	34,635.96	4.45	4.45	8.23868	16.85	3.79
71	0	34,842.57	4.45	4.45	7.96652	16.85	3.79
72	0	33,920.28	4.45	4.45	7.96012	16.85	3.79
73	0	29,827.13	4.45	4.45	8.80587	16.85	3.79
74	0	32,149.74	4.45	4.45	7.94725	16.85	3.79
75	0	30,290.46	4.45	4.45	8.2055	16.84	3.79
76	0	30,473.46	4.45	4.45	7.93434	16.84	3.79
77	0	28,711.98	4.45	4.45	8.19212	16.84	3.79
78	0	28,886.30	4.45	4.45	7.92136	16.84	3.79
79	0	28,124.62	4.45	4.45	7.91485	16.84	3.79
80	0	26,500.09	4.45	4.45	8.17194	16.84	3.79
81	0	26,662.15	4.45	4.45	7.9018	16.84	3.79
82	0	25,122.83	4.45	4.45	8.15842	16.84	3.79
83	0	25,277.20	4.45	4.45	7.88869	16.84	3.79
84	0	24,612.48	4.45	4.45	7.88212	16.84	3.79
85	0	22,419.41	4.45	4.45	8.41868	16.84	3.79
86	0	23,336.01	4.45	4.45	7.86894	16.84	3.79
87	0	21,990.29	4.45	4.45	8.12442	16.84	3.79
88	0	22,126.99	4.45	4.45	7.85573	16.84	3.79
89	0	20,851.57	4.45	4.45	8.11074	16.84	3.79
90	0	20,981.77	4.45	4.45	7.84247	16.84	3.79
91	0	20,432.01	4.45	4.45	7.83582	16.84	3.79

	S	T	U	V	W	X	Y
92	0	19,255.08	4.45	4.45	8.09014	16.84	3.79
93	0	19,376.10	4.45	4.45	7.82251	16.84	3.79
94	0	19,614.64	4.78	4.78	8.07637	16.84	3.79
95	0	19,738.45	4.78	4.78	7.80917	16.84	3.79
96	0	19,222.54	4.78	4.78	7.80248	16.84	3.79
97	0	16,908.72	4.78	4.78	8.63105	16.84	3.79
98	0	18,231.55	4.78	4.78	7.78909	16.84	3.79
99	0	17,182.95	4.78	4.78	8.0418	16.84	3.79
100	0	17,292.52	4.78	4.78	7.77567	16.84	3.79
101	0	16,298.34	4.78	4.78	8.02792	16.84	3.79
102	0	16,402.67	4.78	4.78	7.76223	16.84	3.79
103	0	15,975.36	4.78	4.78	7.75551	16.84	3.79
104	0	15,057.46	4.78	4.78	8.00707	16.84	3.79
105	0	15,154.39	4.78	4.78	7.74204	16.84	3.79
106	0	14,283.99	4.78	4.78	7.99314	16.84	3.79
107	0	14,376.28	4.78	4.78	7.72855	16.84	3.79
108	0	14,002.58	4.78	4.78	7.72181	16.84	3.79
109	0	12,318.87	4.78	4.78	8.54167	16.84	3.79
110	0	13,284.51	4.78	4.78	7.70831	16.84	3.79
111	0	12,522.21	4.78	4.78	7.95827	16.84	3.79
112	0	12,603.81	4.78	4.78	7.6948	16.84	3.79
113	0	11,880.82	4.78	4.78	7.94431	16.84	3.79
114	0	11,958.49	4.78	4.78	7.68128	16.84	3.79
115	0	11,648.50	4.78	4.78	7.67452	16.84	3.79
116	0	10,980.64	4.78	4.78	7.92336	16.84	3.79
117	0	11,052.75	4.78	4.78	7.66101	16.84	3.79
118	0	10,419.25	4.78	4.78	7.90939	16.84	3.79
119	0	10,487.87	4.78	4.78	7.64749	16.84	3.79
120	0	10,216.49	4.78	4.78	7.64074	16.84	3.79
121	0	8,989.10	4.78	4.78	8.45191	16.84	3.79
122	0	9,694.87	4.78	4.78	7.62724	16.84	3.79
123	0	9,139.59	4.78	4.78	7.8745	16.84	3.79
124	0	9,200.18	4.78	4.78	7.61374	16.83	3.79
125	0	8,673.38	4.78	4.78	7.86057	16.83	3.79
126	0	8,731.02	4.78	4.78	7.60026	16.83	3.79
127	0	8,505.58	4.78	4.78	7.59353	16.83	3.79
128	0	8,019.17	4.78	4.78	7.83966	16.83	3.79
129	0	8,073.08	4.78	4.78	7.58001	16.83	3.79
130	0	7,611.53	4.78	4.78	7.8257	16.83	3.79
131	0	7,662.82	4.78	4.78	7.56651	16.83	3.79
132	0	7,465.65	4.78	4.78	7.55976	16.83	3.79
133	0	6,804.35	4.78	4.78	8.07393	16.83	3.79
134	0	7,086.56	4.78	4.78	7.5463	16.83	3.79
135	0	6,681.65	4.78	4.78	7.7909	16.83	3.79
136	0	6,726.90	4.78	4.78	7.53287	16.83	3.79
137	0	6,342.61	4.78	4.78	7.77703	16.83	3.79

	S	T	U	V	W	X	Y
138	0	6,385.64	4.78	4.78	7.51946	16.83	3.79
139	0	6,221.61	4.78	4.78	7.51277	16.83	3.79
140	0	5,148.20	4.78	4.78	7.7563	17.27	3.79
141	0	4,434.80	4.78	4.78	7.49943	17.73	3.79
142	0	3,457.43	4.78	4.78	7.74252	18.19	3.79
143	0	2,732.82	4.78	4.78	7.48611	18.67	3.79
144	0	1,914.64	4.78	4.78	7.47947	19.17	3.79
145	0	1,009.41	4.78	4.78	8.27351	19.67	3.79
146	0	341.04	4.78	4.78	7.46623	100	3.79
147							
148							
149							
150							
151							
152							

Ameriquest Mortgage Securities Asset-Backed Pass-Through Certificates, Series 2005-R8 - CashflowsM5

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Prepay Penalty	Princ Writedown	Accum Princ Writedown
Total		19,830,000.00	4,761,373.08	24,591,373.08		0	19,830,000.00	0	0	
0	28-Sep-05	0	0	0	19,830,000.00	0	0	0	0	0
1	25-Oct-05	0	66,777.52	66,777.52	19,830,000.00	0	0	0	0	0
2	25-Nov-05	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
3	25-Dec-05	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
4	25-Jan-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
5	25-Feb-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
6	25-Mar-06	0	69,250.77	69,250.77	19,830,000.00	0	0	0	0	0
7	25-Apr-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
8	25-May-06	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
9	25-Jun-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
10	25-Jul-06	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
11	25-Aug-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
12	25-Sep-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
13	25-Oct-06	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
14	25-Nov-06	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
15	25-Dec-06	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
16	25-Jan-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
17	25-Feb-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
18	25-Mar-07	0	69,250.77	69,250.77	19,830,000.00	0	0	0	0	0
19	25-Apr-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
20	25-May-07	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
21	25-Jun-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
22	25-Jul-07	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
23	25-Aug-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
24	25-Sep-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
25	25-Oct-07	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
26	25-Nov-07	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
27	25-Dec-07	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
28	25-Jan-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
29	25-Feb-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
30	25-Mar-08	0	71,724.01	71,724.01	19,830,000.00	0	0	0	0	0
31	25-Apr-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
32	25-May-08	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
33	25-Jun-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
34	25-Jul-08	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
35	25-Aug-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
36	25-Sep-08	0	76,670.49	76,670.49	19,830,000.00	0	0	0	0	0
37	25-Oct-08	0	74,197.25	74,197.25	19,830,000.00	0	0	0	0	0
38	25-Nov-08	1,130,251.48	76,670.49	1,206,921.97	18,699,748.52	0	1,130,251.48	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
46	39	25-Dec-08	4,842,639.10	69,968.23	4,912,607.33	13,857,109.42	0	4,842,639.10	0	0	0
47	40	25-Jan-09	369,456.44	53,576.97	423,033.42	13,487,652.98	0	369,456.44	0	0	0
48	41	25-Feb-09	359,371.57	52,148.51	411,520.08	13,128,281.41	0	359,371.57	0	0	0
49	42	25-Mar-09	349,529.93	45,846.88	395,376.81	12,778,751.48	0	349,529.93	0	0	0
50	43	25-Apr-09	340,001.40	49,407.62	389,409.02	12,438,750.08	0	340,001.40	0	0	0
51	44	25-May-09	330,738.18	46,541.66	377,279.84	12,108,011.89	0	330,738.18	0	0	0
52	45	25-Jun-09	321,732.77	46,814.28	368,547.05	11,786,279.12	0	321,732.77	0	0	0
53	46	25-Jul-09	312,977.87	44,100.33	357,078.20	11,473,301.25	0	312,977.87	0	0	0
54	47	25-Aug-09	304,466.40	44,360.24	348,826.64	11,168,834.85	0	304,466.40	0	0	0
55	48	25-Sep-09	296,191.14	43,183.06	339,374.20	10,872,643.71	0	296,191.14	0	0	0
56	49	25-Oct-09	288,146.08	40,681.81	328,827.89	10,584,497.63	0	288,146.08	0	0	0
57	50	25-Nov-09	280,324.38	40,923.78	321,248.16	10,304,173.26	0	280,324.38	0	0	0
58	51	25-Dec-09	272,719.73	38,554.78	311,274.51	10,031,453.53	0	272,719.73	0	0	0
59	52	25-Jan-10	265,325.99	38,785.50	304,111.49	9,766,127.54	0	265,325.99	0	0	0
60	53	25-Feb-10	258,137.23	37,759.65	295,896.87	9,507,990.31	0	258,137.23	0	0	0
61	54	25-Mar-10	251,147.64	33,204.02	284,351.66	9,256,842.67	0	251,147.64	0	0	0
62	55	25-Apr-10	244,351.62	35,790.55	280,142.18	9,012,491.05	0	244,351.62	0	0	0
63	56	25-May-10	237,743.71	33,721.74	271,465.45	8,774,747.33	0	237,743.71	0	0	0
64	57	25-Jun-10	231,318.60	33,926.59	265,245.19	8,543,428.73	0	231,318.60	0	0	0
65	58	25-Jul-10	225,071.15	31,966.66	257,037.81	8,318,357.58	0	225,071.15	0	0	0
66	59	25-Aug-10	218,998.88	32,162.01	251,160.89	8,099,358.70	0	218,998.88	0	0	0
67	60	25-Sep-10	214,875.49	31,315.27	246,190.76	7,884,483.21	0	214,875.49	0	0	0
68	61	25-Oct-10	209,056.86	29,501.11	238,557.97	7,675,426.34	0	209,056.86	0	0	0
69	62	25-Nov-10	203,399.22	29,676.18	233,075.40	7,472,027.12	0	203,399.22	0	0	0
70	63	25-Dec-10	197,898.01	27,957.83	225,855.85	7,274,129.11	0	197,898.01	0	0	0
71	64	25-Jan-11	192,548.85	28,124.61	220,673.46	7,081,580.26	0	192,548.85	0	0	0
72	65	25-Feb-11	187,347.44	27,380.14	214,727.58	6,894,232.83	0	187,347.44	0	0	0
73	66	25-Mar-11	182,289.63	24,076.19	206,365.82	6,711,943.20	0	182,289.63	0	0	0
74	67	25-Apr-11	177,371.38	25,950.98	203,322.37	6,534,571.81	0	177,371.38	0	0	0
75	68	25-May-11	172,588.78	24,450.19	197,038.97	6,361,983.03	0	172,588.78	0	0	0
76	69	25-Jun-11	167,938.00	24,597.90	192,535.90	6,194,045.03	0	167,938.00	0	0	0
77	70	25-Jul-11	163,415.35	23,176.05	186,591.40	6,030,629.68	0	163,415.35	0	0	0
78	71	25-Aug-11	159,017.23	23,316.76	182,333.99	5,871,612.46	0	159,017.23	0	0	0
79	72	25-Sep-11	154,740.14	22,701.94	177,442.07	5,716,872.32	0	154,740.14	0	0	0
80	73	25-Oct-11	150,580.68	21,390.63	171,971.31	5,566,291.64	0	150,580.68	0	0	0
81	74	25-Nov-11	146,535.57	21,521.45	168,057.02	5,419,756.07	0	146,535.57	0	0	0
82	75	25-Dec-11	142,601.59	20,278.92	162,880.51	5,277,154.48	0	142,601.59	0	0	0
83	76	25-Jan-12	138,775.63	20,403.53	159,179.16	5,138,378.84	0	138,775.63	0	0	0
84	77	25-Feb-12	135,054.67	19,866.97	154,921.64	5,003,324.17	0	135,054.67	0	0	0
85	78	25-Mar-12	131,435.76	18,096.75	149,532.51	4,871,888.41	0	131,435.76	0	0	0
86	79	25-Apr-12	127,916.06	18,836.62	146,752.68	4,743,972.35	0	127,916.06	0	0	0
87	80	25-May-12	124,492.78	17,750.36	142,243.15	4,619,479.57	0	124,492.78	0	0	0
88	81	25-Jun-12	121,163.23	17,860.70	139,023.94	4,498,316.33	0	121,163.23	0	0	0
89	82	25-Jul-12	117,924.80	16,831.20	134,756.00	4,380,391.53	0	117,924.80	0	0	0
90	83	25-Aug-12	114,774.93	16,936.30	131,711.23	4,265,616.60	0	114,774.93	0	0	0
91	84	25-Sep-12	111,711.16	16,492.53	128,203.69	4,153,905.44	0	111,711.16	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
92	85	25-Oct-12	108,731.08	15,542.53	124,273.61	4,045,174.36	0	108,731.08	0	0	0
93	86	25-Nov-12	105,832.36	15,640.22	121,472.57	3,939,342.01	0	105,832.36	0	0	0
94	87	25-Dec-12	103,012.72	15,888.68	118,901.40	3,836,329.28	0	103,012.72	0	0	0
95	88	25-Jan-13	100,269.98	15,988.97	116,258.94	3,736,059.31	0	100,269.98	0	0	0
96	89	25-Feb-13	97,601.97	15,571.06	113,173.04	3,638,457.33	0	97,601.97	0	0	0
97	90	25-Mar-13	95,006.64	13,696.77	108,703.41	3,543,450.70	0	95,006.64	0	0	0
98	91	25-Apr-13	92,481.94	14,768.32	107,250.26	3,450,968.76	0	92,481.94	0	0	0
99	92	25-May-13	90,025.92	13,918.91	103,944.83	3,360,942.84	0	90,025.92	0	0	0
100	93	25-Jun-13	87,636.67	14,007.66	101,644.34	3,273,306.16	0	87,636.67	0	0	0
101	94	25-Jul-13	85,312.34	13,202.33	98,514.67	3,187,993.83	0	85,312.34	0	0	0
102	95	25-Aug-13	83,051.11	13,286.85	96,337.96	3,104,942.72	0	83,051.11	0	0	0
103	96	25-Sep-13	80,851.24	12,940.71	93,791.96	3,024,091.47	0	80,851.24	0	0	0
104	97	25-Oct-13	78,711.03	12,197.17	90,908.20	2,945,380.44	0	78,711.03	0	0	0
105	98	25-Nov-13	76,628.83	12,275.69	88,904.52	2,868,751.61	0	76,628.83	0	0	0
106	99	25-Dec-13	74,603.02	11,570.63	86,173.65	2,794,148.59	0	74,603.02	0	0	0
107	100	25-Jan-14	72,632.04	11,645.39	84,277.43	2,721,516.56	0	72,632.04	0	0	0
108	101	25-Feb-14	70,714.37	11,342.68	82,057.05	2,650,802.19	0	70,714.37	0	0	0
109	102	25-Mar-14	68,848.55	9,978.80	78,827.35	2,581,953.64	0	68,848.55	0	0	0
110	103	25-Apr-14	67,033.13	10,761.01	77,794.14	2,514,920.51	0	67,033.13	0	0	0
111	104	25-May-14	65,266.73	10,143.51	75,410.24	2,449,653.78	0	65,266.73	0	0	0
112	105	25-Jun-14	63,547.98	10,209.61	73,757.59	2,386,105.80	0	63,547.98	0	0	0
113	106	25-Jul-14	61,875.58	9,623.96	71,499.54	2,324,230.23	0	61,875.58	0	0	0
114	107	25-Aug-14	60,248.24	9,686.88	69,935.11	2,263,981.99	0	60,248.24	0	0	0
115	108	25-Sep-14	58,664.72	9,435.77	68,100.49	2,205,317.27	0	58,664.72	0	0	0
116	109	25-Oct-14	57,123.81	8,894.78	66,018.59	2,148,193.46	0	57,123.81	0	0	0
117	110	25-Nov-14	55,624.34	8,953.19	64,577.54	2,092,569.12	0	55,624.34	0	0	0
118	111	25-Dec-14	54,165.18	8,440.03	62,605.20	2,038,403.94	0	54,165.18	0	0	0
119	112	25-Jan-15	52,745.20	8,495.61	61,240.81	1,985,658.75	0	52,745.20	0	0	0
120	113	25-Feb-15	51,363.33	8,275.78	59,639.11	1,934,295.42	0	51,363.33	0	0	0
121	114	25-Mar-15	50,018.52	7,281.55	57,300.07	1,884,276.90	0	50,018.52	0	0	0
122	115	25-Apr-15	48,709.76	7,853.25	56,563.01	1,835,567.14	0	48,709.76	0	0	0
123	116	25-May-15	47,436.05	7,403.45	54,839.51	1,788,131.08	0	47,436.05	0	0	0
124	117	25-Jun-15	46,196.44	7,452.53	53,648.97	1,741,934.64	0	46,196.44	0	0	0
125	118	25-Jul-15	44,989.99	7,025.80	52,015.79	1,696,944.66	0	44,989.99	0	0	0
126	119	25-Aug-15	43,815.78	7,072.49	50,888.27	1,653,128.87	0	43,815.78	0	0	0
127	120	25-Sep-15	42,584.38	6,889.87	49,474.26	1,610,544.49	0	42,584.38	0	0	0
128	121	25-Oct-15	41,474.76	6,495.86	47,970.62	1,569,069.73	0	41,474.76	0	0	0
129	122	25-Nov-15	40,394.74	6,539.53	46,934.27	1,528,674.99	0	40,394.74	0	0	0
130	123	25-Dec-15	39,343.52	6,165.66	45,509.18	1,489,331.47	0	39,343.52	0	0	0
131	124	25-Jan-16	71,508.64	6,207.20	77,715.84	1,417,822.83	0	71,508.64	0	0	0
132	125	25-Feb-16	218,614.08	5,909.17	224,523.25	1,199,208.74	0	218,614.08	0	0	0
133	126	25-Mar-16	212,935.84	4,675.58	217,611.42	986,272.91	0	212,935.84	0	0	0
134	127	25-Apr-16	207,408.58	4,110.57	211,519.15	778,864.33	0	207,408.58	0	0	0
135	128	25-May-16	202,028.20	3,141.42	205,169.62	576,836.13	0	202,028.20	0	0	0
136	129	25-Jun-16	196,790.69	2,404.12	199,194.81	380,045.44	0	196,790.69	0	0	0
137	130	25-Jul-16	191,692.15	1,532.85	193,225.00	188,353.29	0	191,692.15	0	0	0

	A	B	C	D	E	F	G	H	I	J	K
138	131	25-Aug-16	186,728.82	785.01	187,513.83	1,624.47	0	186,728.82	0	0	0
139	132	25-Sep-16	1,624.47	6.77	1,631.24	0	0	1,624.47	0	0	0
140											
141											

142 The tables and other statistical analyses (the 'Hypothetical Performance Data') that you will produce using Intex with the attached information are privileged and intended solely for use by you (the p
143 reliance upon information furnished by the issuer of the securities and its affiliates, the accuracy and completeness of which has not been verified by CSFB LLC or any other person. The computer
144 purpose other than to make a preliminary evaluation of the referenced securities or (b) provided by you to any third party other than your legal, tax, financial and/or accounting advisors for the purpo
145 anyone acting on its behalf has generated or is in any way responsible for any Hypothetical Performance Data.

	L	M	N	O	P	Q	R
1							
2							
3							
4	*Gross Writedown*	*Accum Gross Writedown*	*Accrued Interest*	*Interest Shortfall*	*Accum Interest Shortfall*	*Couponcap Shortfall*	*Couponcap Accum Shortfall*
5	0		4,761,373.08	0		0	
6							
7	0	0	0	0	0	0	0
8	0	0	66,777.52	0	0	0	0
9	0	0	76,670.49	0	0	0	0
10	0	0	74,197.25	0	0	0	0
11	0	0	76,670.49	0	0	0	0
12	0	0	76,670.49	0	0	0	0
13	0	0	69,250.77	0	0	0	0
14	0	0	76,670.49	0	0	0	0
15	0	0	74,197.25	0	0	0	0
16	0	0	76,670.49	0	0	0	0
17	0	0	74,197.25	0	0	0	0
18	0	0	76,670.49	0	0	0	0
19	0	0	76,670.49	0	0	0	0
20	0	0	74,197.25	0	0	0	0
21	0	0	76,670.49	0	0	0	0
22	0	0	74,197.25	0	0	0	0
23	0	0	76,670.49	0	0	0	0
24	0	0	76,670.49	0	0	0	0
25	0	0	69,250.77	0	0	0	0
26	0	0	76,670.49	0	0	0	0
27	0	0	74,197.25	0	0	0	0
28	0	0	76,670.49	0	0	0	0
29	0	0	74,197.25	0	0	0	0
30	0	0	76,670.49	0	0	0	0
31	0	0	76,670.49	0	0	0	0
32	0	0	74,197.25	0	0	0	0
33	0	0	76,670.49	0	0	0	0
34	0	0	74,197.25	0	0	0	0
35	0	0	76,670.49	0	0	0	0
36	0	0	76,670.49	0	0	0	0
37	0	0	71,724.01	0	0	0	0
38	0	0	76,670.49	0	0	0	0
39	0	0	74,197.25	0	0	0	0
40	0	0	76,670.49	0	0	0	0
41	0	0	74,197.25	0	0	0	0
42	0	0	76,670.49	0	0	0	0
43	0	0	76,670.49	0	0	0	0
44	0	0	74,197.25	0	0	0	0
45	0	0	76,670.49	0	0	0	0

	L	M	N	O	P	Q	R
46	0	0	69,968.23	0	0	0	0
47	0	0	53,576.97	0	0	0	0
48	0	0	52,148.51	0	0	0	0
49	0	0	45,846.88	0	0	0	0
50	0	0	49,407.62	0	0	0	0
51	0	0	46,541.66	0	0	0	0
52	0	0	46,814.28	0	0	0	0
53	0	0	44,100.33	0	0	0	0
54	0	0	44,360.24	0	0	0	0
55	0	0	43,183.06	0	0	0	0
56	0	0	40,681.81	0	0	0	0
57	0	0	40,923.78	0	0	0	0
58	0	0	38,554.78	0	0	0	0
59	0	0	38,785.50	0	0	0	0
60	0	0	37,759.65	0	0	0	0
61	0	0	33,204.02	0	0	0	0
62	0	0	35,790.55	0	0	0	0
63	0	0	33,721.74	0	0	0	0
64	0	0	33,926.59	0	0	0	0
65	0	0	31,966.66	0	0	0	0
66	0	0	32,162.01	0	0	0	0
67	0	0	31,315.27	0	0	0	0
68	0	0	29,501.11	0	0	0	0
69	0	0	29,676.18	0	0	0	0
70	0	0	27,957.83	0	0	0	0
71	0	0	28,124.61	0	0	0	0
72	0	0	27,380.14	0	0	0	0
73	0	0	24,076.19	0	0	0	0
74	0	0	25,950.98	0	0	0	0
75	0	0	24,450.19	0	0	0	0
76	0	0	24,597.90	0	0	0	0
77	0	0	23,176.05	0	0	0	0
78	0	0	23,316.76	0	0	0	0
79	0	0	22,701.94	0	0	0	0
80	0	0	21,390.63	0	0	0	0
81	0	0	21,521.45	0	0	0	0
82	0	0	20,278.92	0	0	0	0
83	0	0	20,403.53	0	0	0	0
84	0	0	19,866.97	0	0	0	0
85	0	0	18,096.75	0	0	0	0
86	0	0	18,836.62	0	0	0	0
87	0	0	17,750.36	0	0	0	0
88	0	0	17,860.70	0	0	0	0
89	0	0	16,831.20	0	0	0	0
90	0	0	16,936.30	0	0	0	0
91	0	0	16,492.53	0	0	0	0

	L	M	N	O	P	Q	R
92	0	0	15,542.53	0	0	0	0
93	0	0	15,640.22	0	0	0	0
94	0	0	15,888.68	0	0	0	0
95	0	0	15,988.97	0	0	0	0
96	0	0	15,571.06	0	0	0	0
97	0	0	13,696.77	0	0	0	0
98	0	0	14,768.32	0	0	0	0
99	0	0	13,918.91	0	0	0	0
100	0	0	14,007.66	0	0	0	0
101	0	0	13,202.33	0	0	0	0
102	0	0	13,286.85	0	0	0	0
103	0	0	12,940.71	0	0	0	0
104	0	0	12,197.17	0	0	0	0
105	0	0	12,275.69	0	0	0	0
106	0	0	11,570.63	0	0	0	0
107	0	0	11,645.39	0	0	0	0
108	0	0	11,342.68	0	0	0	0
109	0	0	9,978.80	0	0	0	0
110	0	0	10,761.01	0	0	0	0
111	0	0	10,143.51	0	0	0	0
112	0	0	10,209.61	0	0	0	0
113	0	0	9,623.96	0	0	0	0
114	0	0	9,686.88	0	0	0	0
115	0	0	9,435.77	0	0	0	0
116	0	0	8,894.78	0	0	0	0
117	0	0	8,953.19	0	0	0	0
118	0	0	8,440.03	0	0	0	0
119	0	0	8,495.61	0	0	0	0
120	0	0	8,275.78	0	0	0	0
121	0	0	7,281.55	0	0	0	0
122	0	0	7,853.25	0	0	0	0
123	0	0	7,403.45	0	0	0	0
124	0	0	7,452.53	0	0	0	0
125	0	0	7,025.80	0	0	0	0
126	0	0	7,072.49	0	0	0	0
127	0	0	6,889.87	0	0	0	0
128	0	0	6,495.86	0	0	0	0
129	0	0	6,539.53	0	0	0	0
130	0	0	6,165.66	0	0	0	0
131	0	0	6,207.20	0	0	0	0
132	0	0	5,909.17	0	0	0	0
133	0	0	4,675.58	0	0	0	0
134	0	0	4,110.57	0	0	0	0
135	0	0	3,141.42	0	0	0	0
136	0	0	2,404.12	0	0	0	0
137	0	0	1,532.85	0	0	0	0

	L	M	N	O	P	Q	R
138	0	0	785.01	0	0	0	0
139	0	0	6.77	0	0	0	0
140							
141							
142	arty to whom CSFB LLC provided the computer model used						
143	model that you will use to prepare the Hypothetical Perform						
144	ses of evaluating the Hypothetical Performance Data.						
145							

	S	T	U	V	W	X	Y
1							
2							
3							
4	*Couponcap Shortfall Payback*	*Capped Optimal Interest*	*Coupon*	*Effective Coupon*	*Couponcap Rate*	*Credit Support*	*LIBOR_1MO*
5	0	4,761,373.08					
6							
7	0	0	0	0	0	0	0
8	0	66,777.52	4.49	4.49	6.72452	6.84	3.79
9	0	76,670.49	4.49	4.49	6.58823	6.9	3.79
10	0	74,197.25	4.49	4.49	6.68312	6.96	3.79
11	0	76,670.49	4.49	4.49	6.59002	7.05	3.79
12	0	76,670.49	4.49	4.49	6.59137	7.14	3.79
13	0	69,250.77	4.49	4.49	6.90344	7.25	3.79
14	0	76,670.49	4.49	4.49	6.59509	7.38	3.79
15	0	74,197.25	4.49	4.49	6.69645	7.53	3.79
16	0	76,670.49	4.49	4.49	6.60023	7.69	3.79
17	0	74,197.25	4.49	4.49	6.70545	7.88	3.79
18	0	76,670.49	4.49	4.49	6.60653	8.08	3.79
19	0	76,670.49	4.49	4.49	6.60969	8.28	3.79
20	0	74,197.25	4.49	4.49	6.72043	8.49	3.79
21	0	76,670.49	4.49	4.49	6.61578	8.71	3.79
22	0	74,197.25	4.49	4.49	6.73005	8.93	3.79
23	0	76,670.49	4.49	4.49	6.62158	9.16	3.79
24	0	76,670.49	4.49	4.49	6.62437	9.4	3.79
25	0	69,250.77	4.49	4.49	7.00187	9.64	3.79
26	0	76,670.49	4.49	4.49	6.62974	9.88	3.79
27	0	74,197.25	4.49	4.49	6.75228	10.13	3.79
28	0	76,670.49	4.49	4.49	6.63484	10.39	3.79
29	0	74,197.25	4.49	4.49	6.76049	10.66	3.79
30	0	76,670.49	4.49	4.49	6.6405	11.35	3.79
31	0	76,670.49	4.49	4.49	7.6757	12.09	3.79
32	0	74,197.25	4.49	4.49	7.83465	12.86	3.79
33	0	76,670.49	4.49	4.49	7.65179	13.67	3.79
34	0	74,197.25	4.49	4.49	7.81503	14.05	3.79
35	0	76,670.49	4.49	4.49	7.63531	14.44	3.79
36	0	76,670.49	4.49	4.49	7.63365	14.84	3.79
37	0	71,724.01	4.49	4.49	8.15791	15.24	3.79
38	0	76,670.49	4.49	4.49	7.77061	15.67	3.79
39	0	74,197.25	4.49	4.49	7.95625	16.1	3.79
40	0	76,670.49	4.49	4.49	7.76555	16.54	3.79
41	0	74,197.25	4.49	4.49	7.95305	17	3.79
42	0	76,670.49	4.49	4.49	7.7602	17.46	3.79
43	0	76,670.49	4.49	4.49	7.9497	17.94	3.79
44	0	74,197.25	4.49	4.49	8.14561	17.8	3.79
45	0	76,670.49	4.49	4.49	7.94272	16.07	3.79

	S	T	U	V	W	X	Y
46	0	69,968.23	4.49	4.49	8.14024	13.92	3.79
47	0	53,576.97	4.49	4.49	7.93549	13.92	3.79
48	0	52,148.51	4.49	4.49	7.93178	13.92	3.79
49	0	45,846.88	4.49	4.49	8.6198	13.92	3.79
50	0	49,407.62	4.49	4.49	7.95796	13.92	3.79
51	0	46,541.66	4.49	4.49	8.1597	13.92	3.79
52	0	46,814.28	4.49	4.49	7.94788	13.92	3.79
53	0	44,100.33	4.49	4.49	8.15127	13.92	3.79
54	0	44,360.24	4.49	4.49	7.93943	13.92	3.79
55	0	43,183.06	4.49	4.49	7.93529	13.94	3.79
56	0	40,681.81	4.49	4.49	8.14053	13.97	3.79
57	0	40,923.78	4.49	4.49	7.92648	13.97	3.79
58	0	38,554.78	4.49	4.49	8.13287	13.97	3.79
59	0	38,785.50	4.49	4.49	7.91745	13.97	3.79
60	0	37,759.65	4.49	4.49	7.91285	13.97	3.79
61	0	33,204.02	4.49	4.49	8.88866	13.97	3.79
62	0	35,790.55	4.49	4.49	8.02207	13.97	3.79
63	0	33,721.74	4.49	4.49	8.28284	13.97	3.79
64	0	33,926.59	4.49	4.49	8.00921	13.97	3.79
65	0	31,966.66	4.49	4.49	8.26952	13.97	3.79
66	0	32,162.01	4.49	4.49	7.99628	13.97	3.79
67	0	31,315.27	4.49	4.49	7.99199	13.97	3.79
68	0	29,501.11	4.49	4.49	8.25184	13.97	3.79
69	0	29,676.18	4.49	4.49	7.97929	13.97	3.79
70	0	27,957.83	4.49	4.49	8.23868	13.97	3.79
71	0	28,124.61	4.49	4.49	7.96652	13.97	3.79
72	0	27,380.14	4.49	4.49	7.96012	13.97	3.79
73	0	24,076.19	4.49	4.49	8.80587	13.97	3.79
74	0	25,950.98	4.49	4.49	7.94725	13.97	3.79
75	0	24,450.19	4.49	4.49	8.2055	13.97	3.79
76	0	24,597.90	4.49	4.49	7.93434	13.97	3.79
77	0	23,176.05	4.49	4.49	8.19212	13.97	3.79
78	0	23,316.76	4.49	4.49	7.92136	13.97	3.79
79	0	22,701.94	4.49	4.49	7.91485	13.97	3.79
80	0	21,390.63	4.49	4.49	8.17194	13.97	3.79
81	0	21,521.45	4.49	4.49	7.9018	13.97	3.79
82	0	20,278.92	4.49	4.49	8.15842	13.97	3.79
83	0	20,403.53	4.49	4.49	7.88869	13.97	3.79
84	0	19,866.97	4.49	4.49	7.88212	13.97	3.79
85	0	18,096.75	4.49	4.49	8.41868	13.97	3.79
86	0	18,836.62	4.49	4.49	7.86894	13.97	3.79
87	0	17,750.36	4.49	4.49	8.12442	13.97	3.79
88	0	17,860.70	4.49	4.49	7.85573	13.97	3.79
89	0	16,831.20	4.49	4.49	8.11074	13.97	3.79
90	0	16,936.30	4.49	4.49	7.84247	13.97	3.79
91	0	16,492.53	4.49	4.49	7.83582	13.97	3.79

	S	T	U	V	W	X	Y
92	0	15,542.53	4.49	4.49	8.09014	13.97	3.79
93	0	15,640.22	4.49	4.49	7.82251	13.97	3.79
94	0	15,888.68	4.84	4.84	8.07637	13.97	3.79
95	0	15,988.97	4.84	4.84	7.80917	13.97	3.79
96	0	15,571.06	4.84	4.84	7.80248	13.96	3.79
97	0	13,696.77	4.84	4.84	8.63105	13.96	3.79
98	0	14,768.32	4.84	4.84	7.78909	13.96	3.79
99	0	13,918.91	4.84	4.84	8.0418	13.96	3.79
100	0	14,007.66	4.84	4.84	7.77567	13.96	3.79
101	0	13,202.33	4.84	4.84	8.02792	13.96	3.79
102	0	13,286.85	4.84	4.84	7.76223	13.96	3.79
103	0	12,940.71	4.84	4.84	7.75551	13.96	3.79
104	0	12,197.17	4.84	4.84	8.00707	13.96	3.79
105	0	12,275.69	4.84	4.84	7.74204	13.96	3.79
106	0	11,570.63	4.84	4.84	7.99314	13.96	3.79
107	0	11,645.39	4.84	4.84	7.72855	13.96	3.79
108	0	11,342.68	4.84	4.84	7.72181	13.96	3.79
109	0	9,978.80	4.84	4.84	8.54167	13.96	3.79
110	0	10,761.01	4.84	4.84	7.70831	13.96	3.79
111	0	10,143.51	4.84	4.84	7.95827	13.96	3.79
112	0	10,209.61	4.84	4.84	7.6948	13.96	3.79
113	0	9,623.96	4.84	4.84	7.94431	13.96	3.79
114	0	9,686.88	4.84	4.84	7.68128	13.96	3.79
115	0	9,435.77	4.84	4.84	7.67452	13.96	3.79
116	0	8,894.78	4.84	4.84	7.92336	13.96	3.79
117	0	8,953.19	4.84	4.84	7.66101	13.96	3.79
118	0	8,440.03	4.84	4.84	7.90939	13.96	3.79
119	0	8,495.61	4.84	4.84	7.64749	13.96	3.79
120	0	8,275.78	4.84	4.84	7.64074	13.96	3.79
121	0	7,281.55	4.84	4.84	8.45191	13.96	3.79
122	0	7,853.25	4.84	4.84	7.62724	13.96	3.79
123	0	7,403.45	4.84	4.84	7.8745	13.96	3.79
124	0	7,452.53	4.84	4.84	7.61374	13.96	3.79
125	0	7,025.80	4.84	4.84	7.86057	13.96	3.79
126	0	7,072.49	4.84	4.84	7.60026	13.96	3.79
127	0	6,889.87	4.84	4.84	7.59353	13.96	3.79
128	0	6,495.86	4.84	4.84	7.83966	13.96	3.79
129	0	6,539.53	4.84	4.84	7.58001	13.96	3.79
130	0	6,165.66	4.84	4.84	7.8257	13.96	3.79
131	0	6,207.20	4.84	4.84	7.56651	13.96	3.79
132	0	5,909.17	4.84	4.84	7.55976	14.02	3.79
133	0	4,675.58	4.84	4.84	8.07393	14.39	3.79
134	0	4,110.57	4.84	4.84	7.5463	14.77	3.79
135	0	3,141.42	4.84	4.84	7.7909	15.16	3.79
136	0	2,404.12	4.84	4.84	7.53287	15.56	3.79
137	0	1,532.85	4.84	4.84	7.77703	15.98	3.79

	S	T	U	V	W	X	Y
138	0	785.01	4.84	4.84	7.51946	16.4	3.79
139	0	6.77	4.84	4.84	7.51277	100	3.79
140							
141							
142							
143							
144							
145							

COMPUTATIONAL MATERIALS

Asset-Backed Pass-Through Certificates
Series 2005-R8

September 19, 2005

Ameriquest Mortgage Securities Inc.


AMERIQUEST®
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator)

Mortgage Guaranty Insurance Corporation (MGIC)
(Pool Policy Insurer)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.


CREDIT SUISSE
FIRST BOSTON


BARCLAYS
CAPITAL

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

COMPUTATIONAL MATERIALS DISCLAIMER – Public Certificates (Class M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8, M-9 and M-10)

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB"). The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the final prospectus relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective investors in the securities should read the relevant documents filed, or to be filed, with the Securities and Exchange Commission (the "Commission") because they contain important information. Such documents may be obtained without charge at the Commission's website. Although a registration statement (including the base prospectus) relating to the securities discussed in this communication has been filed with the Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Commission. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the securities ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the CSFB syndicate desk or from the Commission's website.

There shall not be any offer or sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Please contact the CSFB Syndicate Desk at (212) 325-8549 for additional information.



COMPUTATIONAL MATERIALS DISCLAIMER – 144A Certificates (Class M-11 and Class M-12)

The information contained in the attached materials (the "Information") has been provided by Credit Suisse First Boston LLC ("CSFB").

The Information contained herein is preliminary and subject to change. The Information does not include all of the information required to be included in the private placement memorandum relating to the securities. As such, the Information may not reflect the impact of all structural characteristics of the securities. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Prospective purchasers are recommended to review the final private placement memorandum relating to the securities ("Offering Documents") discussed in this communication.

Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final private placement memorandum may be obtained by contacting the CSFB Syndicate Desk.

There shall not be any offer or sale of the securities discussed in this communication in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Please contact the CSFB Syndicate Desk at (212) 325-8549 for additional information.



Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2005-R8

Assumptions:
Forward LIBOR
Pricing Speed
P&I Advances
12 Month Recovery Lag
Triggers fail
Defaults are in addition to prepayments
Run to Maturity
Break is before first dollar of principal loss

	40% Severity		50% Severity		60% Severity	
Class	CDR	Cum. Loss	CDR	Cum. Loss	CDR	Cum. Loss
M-1	24.06	19.79%	17.92	20.36%	14.27	20.77%
M-2	19.81	17.44%	15.00	17.95%	12.06	18.30%
M-3	17.19	15.82%	13.14	16.27%	10.63	16.59%
M-4	14.89	14.28%	11.48	14.68%	9.34	14.96%
M-5	13.16	13.03%	10.22	13.40%	8.35	13.65%
M-6	11.40	11.68%	8.91	12.00%	7.31	12.22%
M-7	10.24	10.74%	8.03	11.02%	6.61	11.22%
M-8	9.26	9.91%	7.29	10.16%	6.01	10.34%
M-9	8.47	9.21%	6.68	9.43%	5.52	9.60%
M-10	7.88	8.68%	6.23	8.89%	5.15	9.03%
M-11	6.71	7.58%	5.41	7.86%	4.53	8.06%
M-12	6.25	7.13%	5.06	7.41%	4.24	7.59%

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC has not verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
IO Loans; Group2
260 records

Selection Criteria: IO Loans; Group2
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 260
Aggregate Scheduled Principal Balance: 106,248,169.00
Minimum Scheduled Balance: 60,000.00
Maximum Scheduled Balance: 892,000.00
Average Scheduled Balance: 408,646.80
Aggregate Original Principal Balance: 106,248,519.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 892,000.00
Average Original Balance: 408,648.15
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 6.758
Minimum Coupon: 5.500
Maximum Coupon: 10.850
Weighted Average Original Term: 360
Minimum Original Term: 360
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 359
Minimum Remaining Term: 358
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.035
Minimum Margin: 2.750
Maximum Margin: 6.000
Weighted Average Max Rate: 12.804
Minimum Max Rate: 11.500
Maximum Max Rate: 16.850
Weighted Average Min Rate: 6.804
Minimum Min Rate: 5.500
Maximum Min Rate: 10.850
Weighted Average Loan-to-Value - As Provided: 82.32
Low LTV: 21.68
High LTV: 90.00
Weighted Average Fico: 670
Min FICO: 620
Max FICO: 802
Top 5 States: CA(48%),NY(10%),MA(9%),FL(5%),MD(4%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
2Yr/6 Mo Libor 5 Yr IO	143	59,821,568.00	56.30	359	41.6
3Yr/6 Mo Libor 5 Yr IO	47	20,275,028.00	19.08	359	42.3
5Yr/6 Mo Libor 5 Yr IO	5	1,828,933.00	1.72	359	43.3
Fixed - 5 Yr IO	65	24,322,640.00	22.89	359	40.7
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.6**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	5	406,200.00	0.38	359	39.8
100,000.01 - 150,000.00	18	2,362,534.00	2.22	359	41.2
150,000.01 - 200,000.00	16	2,714,047.00	2.55	359	41.8
200,000.01 - 250,000.00	5	1,130,600.00	1.06	359	45.7
250,000.01 - 300,000.00	8	2,175,603.00	2.05	359	43.6
300,000.01 - 350,000.00	4	1,294,340.00	1.22	359	36.8
350,000.01 - 400,000.00	57	21,339,599.00	20.08	359	40.6
400,000.01 - 450,000.00	47	20,017,919.00	18.84	359	41.0
450,000.01 - 500,000.00	48	22,706,801.00	21.37	359	40.9
500,000.01 - 550,000.00	14	7,415,800.00	6.98	359	42.2
550,000.01 - 600,000.00	12	6,944,195.00	6.54	359	44.3
600,000.01 - 650,000.00	11	6,962,999.00	6.55	359	43.4
650,000.01 - 700,000.00	7	4,643,383.00	4.37	359	44.8
700,000.01 - 750,000.00	6	4,417,499.00	4.16	359	37.9
800,000.01 - 850,000.00	1	825,000.00	0.78	359	46.0
850,000.01 - 900,000.00	1	892,000.00	0.84	359	49.0
Total:	**260**	**106,248,519.00**	**100.00**	**359**	**41.6**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	5	406,200.00	0.38	359	39.8
100,000.01 - 150,000.00	18	2,362,534.00	2.22	359	41.2
150,000.01 - 200,000.00	16	2,713,697.00	2.55	359	41.8
200,000.01 - 250,000.00	5	1,130,600.00	1.06	359	45.7
250,000.01 - 300,000.00	8	2,175,603.00	2.05	359	43.6
300,000.01 - 350,000.00	4	1,294,340.00	1.22	359	36.8
350,000.01 - 400,000.00	57	21,339,599.00	20.08	359	40.6
400,000.01 - 450,000.00	47	20,017,919.00	18.84	359	41.0
450,000.01 - 500,000.00	48	22,706,801.00	21.37	359	40.9
500,000.01 - 550,000.00	14	7,415,800.00	6.98	359	42.2
550,000.01 - 600,000.00	12	6,944,195.00	6.54	359	44.3
600,000.01 - 650,000.00	11	6,962,999.00	6.55	359	43.4
650,000.01 - 700,000.00	7	4,643,383.00	4.37	359	44.8
700,000.01 - 750,000.00	6	4,417,499.00	4.16	359	37.9
800,000.01 - 850,000.00	1	825,000.00	0.78	359	46.0
850,000.01 - 900,000.00	1	892,000.00	0.84	359	49.0
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.6**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR

301 - 360	260	106,248,169.00	100.00	359	41.61	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Minimum: 358
Maximum: 359
Weighted Average: 359

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	35	15,373,985.00	14.47	359	41.85	
6.000 - 6.499	72	30,492,507.00	28.70	359	41.16	
6.500 - 6.999	78	31,279,724.00	29.44	359	42.91	
7.000 - 7.499	31	13,997,563.00	13.17	359	42.58	
7.500 - 7.999	26	8,453,174.00	7.96	359	37.74	
8.000 - 8.499	11	3,953,066.00	3.72	359	36.32	
8.500 - 8.999	3	995,650.00	0.94	359	44.53	
9.500 - 9.999	3	1,459,500.00	1.37	359	45.14	
10.500 - 10.999	1	243,000.00	0.23	359	48.00	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Minimum: 5.500
Maximum: 10.850
Weighted Average: 6.758

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
25.00 <=	1	60,000.00	0.06	359	44.00	
35.01 - 40.00	1	226,000.00	0.21	359	49.00	
40.01 - 45.00	2	541,000.00	0.51	359	44.85	
50.01 - 55.00	2	423,000.00	0.40	359	38.13	
55.01 - 60.00	3	898,750.00	0.85	359	34.75	
60.01 - 65.00	2	902,028.00	0.85	359	38.01	
65.01 - 70.00	12	5,943,219.00	5.59	359	39.71	
70.01 - 75.00	13	6,087,670.00	5.73	359	42.77	
75.01 - 80.00	68	24,926,859.00	23.46	359	40.93	
80.01 - 85.00	54	24,950,995.00	23.48	359	41.08	
85.01 - 90.00	102	41,288,648.00	38.86	359	42.63	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL	REMAINING TERM TO	WEIGHTED AVERAGE	WEIGHT AVERA MORTGA

FICO SCORES	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	BALANCE AS OF THE CUT-OFF DATE	MATURITY (months)	DEBT-TO-INCOME (%)	RAT (
620 - 639	63	25,557,113.00	24.05	359	42.44	7.
640 - 659	67	27,954,844.00	26.31	359	42.35	6.
660 - 679	62	23,601,204.00	22.21	359	40.39	6.
680 - 699	24	10,271,318.00	9.67	359	42.46	6.
700 - 719	8	3,826,844.00	3.60	359	40.63	6.
720 - 739	11	4,136,025.00	3.89	359	42.37	6.
740 - 759	9	4,230,582.00	3.98	359	45.74	6.
760 - 779	11	4,420,139.00	4.16	359	33.86	6.
780 - 799	4	1,729,500.00	1.63	359	37.61	5.
800 - 819	1	520,600.00	0.49	359	47.00	5.
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	**6.**

Minimum: 620
Maximum: 802
Weighted Average: 670

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
<= 20.00	6	2,266,254.00	2.13	359	10.90	
20.01 - 25.00	8	3,422,099.00	3.22	359	24.37	
25.01 - 30.00	18	6,914,244.00	6.51	359	28.42	
30.01 - 35.00	22	9,332,223.00	8.78	359	33.20	
35.01 - 40.00	39	15,304,184.00	14.40	359	38.07	
40.01 - 45.00	56	21,359,976.00	20.10	359	43.22	

45.01 - 50.00	110	47,203,689.00	44.43	359	48.27
50.01 - 55.00	1	445,500.00	0.42	359	51.00
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**

Minimum: 6.00
Maximum: 51.00
Weighted Average: 41.61

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
California	112	51,067,894.00	48.06	359	41.90
New York	27	10,759,561.00	10.13	359	39.56
Massachusetts	19	9,374,928.00	8.82	359	44.88
Florida	21	5,600,927.00	5.27	359	41.97
Maryland	11	4,769,410.00	4.49	359	42.91
New Jersey	11	4,612,235.00	4.34	359	37.47
Washington	7	2,762,583.00	2.60	359	36.82
Illinois	5	2,082,600.00	1.96	359	35.42
Georgia	5	1,900,300.00	1.79	359	45.35
Nevada	4	1,705,500.00	1.61	359	44.19
North Carolina	4	1,601,928.00	1.51	359	45.09
Connecticut	5	1,530,700.00	1.44	359	38.60
Michigan	5	1,291,400.00	1.22	359	41.79
Arizona	5	1,246,849.00	1.17	359	37.57
Maine	2	861,300.00	0.81	359	41.48
Alabama	2	847,000.00	0.80	359	39.65
Rhode Island	1	650,250.00	0.61	358	46.00

Wisconsin	2	621,000.00	0.58	359	48.74	
Pennsylvania	2	609,900.00	0.57	359	48.64	
Tennessee	2	576,820.00	0.54	359	41.62	
Colorado	1	379,004.00	0.36	359	38.00	
Missouri	1	367,500.00	0.35	359	38.00	
South Carolina	1	359,980.00	0.34	359	49.00	
Ohio	2	345,600.00	0.33	359	43.66	
Utah	2	181,400.00	0.17	359	32.97	
Vermont	1	141,600.00	0.13	359	23.00	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Number of States Represented: 26

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE AV MOR
Owner Occ	256	104,640,069.00	98.49	359	41.57	
Second Home	4	1,608,100.00	1.51	359	44.56	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

12. DOCUMENTATION

	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-

DOCUMENTATION	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)
Full Docs	203	82,890,286.00	78.02	359	41.33
Limited Doc	29	12,043,349.00	11.34	359	42.54
Stated Doc	28	11,314,534.00	10.65	359	42.67
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Refi-Cash Out	216	95,201,911.00	89.60	359	41.63	
Purchase	35	7,235,430.00	6.81	359	39.95	
Refi-No Cashout	9	3,810,828.00	3.59	359	44.23	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	6	2,316,145.00	2.18	359	41.10	7.
3A	4	1,526,172.00	1.44	359	39.15	7.

4A	60	24,532,468.00	23.09	359	42.58	7.:
5A	63	26,428,672.00	24.87	359	42.53	6.(
6A	60	22,863,204.00	21.52	359	40.15	6.4
7A	26	11,461,818.00	10.79	359	43.32	6.:
8A	41	17,119,690.00	16.11	359	39.91	6.4
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	**6.:**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	223	91,429,678.00	86.05	359	41.35	
Pud	19	8,501,126.00	8.00	359	42.50	
Condo	12	4,064,970.00	3.83	359	44.17	
2-4 Units	4	1,853,995.00	1.74	359	43.57	
Sfr-Attach	2	398,400.00	0.37	359	47.10	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO

PENALTY						
0	108	41,854,639.00	39.39	359	41.20	
12	12	4,879,873.00	4.59	359	41.37	
24	2	956,300.00	0.90	359	46.13	
30	3	1,200,528.00	1.13	359	43.78	
36	135	57,356,829.00	53.98	359	41.81	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
Non-Conforming	203	95,807,195.00	90.17	359	41.57	
Conforming	57	10,440,974.00	9.83	359	42.02	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
11.500 - 11.999	25	11,266,620.00	13.75	359	42.71	
12.000 - 12.499	53	22,645,092.00	27.64	359	41.77	

12.500 - 12.999	56	22,510,047.00	27.48	359	42.69	
13.000 - 13.499	25	11,732,563.00	14.32	359	43.83	
13.500 - 13.999	20	7,652,971.00	9.34	359	37.30	
14.000 - 14.499	9	3,420,086.00	4.17	359	34.90	
14.500 - 14.999	3	995,650.00	1.22	359	44.53	
15.500 - 15.999	3	1,459,500.00	1.78	359	45.14	
16.500 - 16.999	1	243,000.00	0.30	359	48.00	
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	

Minimum: 11.500
Maximum: 16.850
Weighted Average: 12.804

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	25	11,266,620.00	13.75	359	42.71	
6.000 - 6.499	53	22,645,092.00	27.64	359	41.77	
6.500 - 6.999	56	22,510,047.00	27.48	359	42.69	
7.000 - 7.499	25	11,732,563.00	14.32	359	43.83	
7.500 - 7.999	20	7,652,971.00	9.34	359	37.30	
8.000 - 8.499	9	3,420,086.00	4.17	359	34.90	
8.500 - 8.999	3	995,650.00	1.22	359	44.53	
9.500 - 9.999	3	1,459,500.00	1.78	359	45.14	
10.500 - 10.999	1	243,000.00	0.30	359	48.00	
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	

Minimum: 5.500
Maximum: 10.850
Weighted Average: 6.804

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
2.750 - 2.999	14	5,584,981.00	6.82	359	38.22	
3.000 - 3.249	13	7,058,295.00	8.62	359	45.66	
4.000 - 4.249	1	486,000.00	0.59	359	7.00	
4.250 - 4.499	2	976,100.00	1.19	359	48.70	
4.750 - 4.999	10	4,407,035.00	5.38	359	41.26	
5.000 - 5.249	19	8,869,489.00	10.83	359	41.86	
5.250 - 5.499	48	17,866,619.00	21.81	359	40.96	
5.500 - 5.749	38	16,542,643.00	20.19	359	41.51	
5.750 - 5.999	42	16,801,718.00	20.51	359	43.52	
6.000 - 6.249	8	3,332,649.00	4.07	359	41.88	
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	

Minimum: 2.750
Maximum: 6.000
Weighted Average: 5.035

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-INCOME	WEI AV MOR

ADJUSTMENT OF THE LOANS	LOANS	CUT-OFF DATE	THE CUT-OFF DATE	(months)	(%)
2007-07	4	1,706,249.00	2.08	358	38.29
2007-08	139	58,115,319.00	70.94	359	41.74
2008-08	47	20,275,028.00	24.75	359	42.35
2010-08	5	1,828,933.00	2.23	359	43.38
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE! (%
2.000	190	80,096,596.00	97.77	359	41.82	6.81
6.000	5	1,828,933.00	2.23	359	43.38	6.22
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	**6.80**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.089

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE! (%

Cap			OFF DATE			
1.000	195	81,925,529.00	100.00	359	41.86	6.80
Total:	**195**	**81,925,529.00**	**100.00**	**359**	**41.86**	**6.80**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W / MO
AVM Insured	63	22,933,602.00	21.58	359	39.81	
Not AVM Insured	197	83,314,567.00	78.42	359	42.11	
Total:	**260**	**106,248,169.00**	**100.00**	**359**	**41.61**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in

the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
ARM Loans
6,260 records

Selection Criteria: ARM Loans
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 6,260
Aggregate Scheduled Principal Balance: 1,113,200,413.55
Minimum Scheduled Balance: 59,753.61
Maximum Scheduled Balance: 892,000.00
Average Scheduled Balance: 177,827.54
Aggregate Original Principal Balance: 1,113,839,864.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 892,000.00
Average Original Balance: 177,929.69
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 7.797
Minimum Coupon: 5.500
Maximum Coupon: 14.150
Weighted Average Original Term: 359
Minimum Original Term: 180
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 358
Minimum Remaining Term: 179
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 5.737
Minimum Margin: 2.102
Maximum Margin: 6.750
Weighted Average Max Rate: 13.797
Minimum Max Rate: 11.500
Maximum Max Rate: 20.150
Weighted Average Min Rate: 7.797
Minimum Min Rate: 5.500
Maximum Min Rate: 14.150
Weighted Average Loan-to-Value - As Provided: 78.11
Low LTV: 10.38
High LTV: 95.00
Weighted Average Fico: 604
Min FICO: 500
Max FICO: 809
Top 5 States: CA(17%),FL(12%),NJ(9%),NY(8%),MD(7%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHT AVERA DEBT-T INCO (
2Yr/6 Mo Libor	4,559	761,356,059.18	68.39	358	41
2Yr/6 Mo Libor 5 Yr IO	626	161,141,711.68	14.48	359	40
3Yr/6 Mo Libor	808	123,858,884.16	11.13	357	39
3Yr/6 Mo Libor 5 Yr IO	240	60,461,072.00	5.43	359	41
5Yr/6 Mo Libor	12	2,623,993.53	0.24	359	39
5Yr/6 Mo Libor 5 Yr IO	15	3,758,693.00	0.34	359	39

Total:	6,260	1,113,200,413.55	100.00	358	40

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHT AVERA DEBT-T INCOI (
50,000.01 - 100,000.00	1,544	122,044,992.00	10.96	356	38
100,000.01 - 150,000.00	1,669	207,538,626.00	18.63	358	40
150,000.01 - 200,000.00	1,136	197,398,092.00	17.72	358	41
200,000.01 - 250,000.00	690	154,159,069.00	13.84	358	41
250,000.01 - 300,000.00	459	125,603,946.00	11.28	359	41
300,000.01 - 350,000.00	312	101,011,186.00	9.07	359	42
350,000.01 - 400,000.00	168	62,713,161.00	5.63	359	41
400,000.01 - 450,000.00	96	40,926,536.00	3.67	359	41
450,000.01 - 500,000.00	79	37,375,943.00	3.36	359	42
500,000.01 - 550,000.00	36	19,075,026.00	1.71	359	41
550,000.01 - 600,000.00	28	16,327,047.00	1.47	359	40
600,000.01 - 650,000.00	13	8,182,499.00	0.73	359	42
650,000.01 - 700,000.00	13	8,727,983.00	0.78	359	43
700,000.01 - 750,000.00	15	11,038,758.00	0.99	359	41
800,000.01 - 850,000.00	1	825,000.00	0.07	359	46
850,000.01 - 900,000.00	1	892,000.00	0.08	359	49
Total:	**6,260**	**1,113,839,864.00**	**100.00**	**358**	**40**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHT AVERA DEBT-T INCOI (
50,000.01 - 100,000.00	1,545	122,070,373.58	10.97	356	38
100,000.01 - 150,000.00	1,669	207,455,793.01	18.64	358	40
150,000.01 - 200,000.00	1,135	197,130,261.08	17.71	358	41
200,000.01 - 250,000.00	692	154,566,371.82	13.88	358	41
250,000.01 - 300,000.00	458	125,330,038.69	11.26	359	41
300,000.01 - 350,000.00	312	101,004,380.45	9.07	359	42
350,000.01 - 400,000.00	167	62,330,934.07	5.60	359	41
400,000.01 - 450,000.00	96	40,905,880.75	3.67	359	41
450,000.01 - 500,000.00	79	37,362,849.12	3.36	359	42
500,000.01 - 550,000.00	36	19,067,322.88	1.71	359	41
550,000.01 - 600,000.00	29	16,920,215.23	1.52	359	39
600,000.01 - 650,000.00	12	7,580,882.26	0.68	359	44
650,000.01 - 700,000.00	13	8,724,780.40	0.78	359	43
700,000.01 - 750,000.00	15	11,033,330.21	0.99	359	41
800,000.01 - 850,000.00	1	825,000.00	0.07	359	46
850,000.01 - 900,000.00	1	892,000.00	0.08	359	49
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-	WE A MO

TO MATURITY OF THE LOANS	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)
121 - 180	28	2,548,618.07	0.23	179	34.51
181 - 240	28	3,644,109.88	0.33	239	37.34
301 - 360	6,204	1,107,007,685.60	99.44	359	40.93
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**

Minimum: 179
Maximum: 360
Weighted Average: 358

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
5.500 - 5.999	171	44,961,596.85	4.04	358	39.60	
6.000 - 6.499	425	108,323,601.88	9.73	358	40.24	
6.500 - 6.999	1,145	248,383,455.87	22.31	358	40.04	
7.000 - 7.499	625	120,674,161.45	10.84	358	40.84	
7.500 - 7.999	1,067	181,408,039.64	16.30	358	40.54	
8.000 - 8.499	529	86,735,248.99	7.79	359	40.78	
8.500 - 8.999	869	132,061,060.91	11.86	358	41.77	
9.000 - 9.499	333	47,505,804.32	4.27	357	41.79	
9.500 - 9.999	522	71,520,073.88	6.42	359	42.59	
10.000 - 10.499	253	35,266,365.15	3.17	358	43.00	
10.500 - 10.999	166	18,625,511.22	1.67	358	43.11	
11.000 - 11.499	57	6,653,004.33	0.60	359	41.27	
11.500 - 11.999	84	9,439,844.48	0.85	359	44.03	

12.000 - 12.499	7	952,079.87	0.09	359	44.65	
12.500 - 12.999	3	439,156.84	0.04	359	47.42	
13.000 - 13.499	2	125,972.45	0.01	359	26.13	
13.500 - 13.999	1	59,988.82	0.01	359	41.00	
14.000 - 14.499	1	65,446.60	0.01	358	49.00	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

Minimum: 5.500
Maximum: 14.150
Weighted Average: 7.797

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
25.00 <=	39	3,113,971.86	0.28	359	35.94	
25.01 - 30.00	13	1,169,636.56	0.11	353	43.05	
30.01 - 35.00	54	6,420,160.31	0.58	357	36.84	
35.01 - 40.00	46	4,882,414.78	0.44	353	35.11	
40.01 - 45.00	61	9,050,470.45	0.81	355	39.95	
45.01 - 50.00	111	15,494,134.71	1.39	358	37.84	
50.01 - 55.00	144	21,071,904.83	1.89	358	38.72	
55.01 - 60.00	268	37,369,734.20	3.36	357	38.97	
60.01 - 65.00	289	47,019,692.36	4.22	358	40.99	
65.01 - 70.00	384	68,516,945.73	6.15	358	40.17	
70.01 - 75.00	1,039	175,018,941.65	15.72	358	41.67	
75.01 - 80.00	1,057	195,729,894.38	17.58	358	41.06	
80.01 - 85.00	1,026	188,782,983.75	16.96	358	40.66	
85.01 - 90.00	1,686	331,498,299.60	29.78	358	41.36	

90.01 - 95.00	43	8,061,228.38	0.72	359	43.46	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
500 - 519	392	54,987,867.84	4.94	359	41.87	
520 - 539	657	100,460,827.21	9.02	358	43.02	
540 - 559	722	112,661,024.51	10.12	358	40.83	
560 - 579	779	127,409,448.81	11.45	358	41.05	
580 - 599	770	131,806,082.45	11.84	358	40.93	
600 - 619	747	134,180,231.19	12.05	358	41.66	
620 - 639	824	160,542,675.85	14.42	358	39.65	
640 - 659	635	130,317,514.63	11.71	358	40.64	
660 - 679	409	86,657,543.64	7.78	359	40.41	
680 - 699	124	27,098,241.42	2.43	358	39.32	
700 - 719	54	10,299,530.22	0.93	358	38.87	
720 - 739	51	13,426,149.96	1.21	359	40.94	

740 - 759	52	12,603,833.59	1.13	358	41.25
760 - 779	30	7,091,086.50	0.64	359	36.55
780 - 799	10	2,755,670.01	0.25	359	37.08
800 - 819	4	902,685.72	0.08	359	38.60
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**

Minimum: 500
Maximum: 809
Weighted Average: 604

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
<= 20.00	287	45,243,665.51	4.06	357	15.33	
20.01 - 25.00	314	52,095,840.43	4.68	357	23.47	
25.01 - 30.00	485	74,336,130.98	6.68	358	28.16	
30.01 - 35.00	711	116,324,046.37	10.45	358	33.05	
35.01 - 40.00	876	154,328,117.21	13.86	358	38.07	
40.01 - 45.00	1,125	197,687,361.36	17.76	359	43.17	
45.01 - 50.00	2,008	395,015,828.28	35.48	358	48.34	
50.01 - 55.00	454	78,169,423.41	7.02	359	53.41	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

Minimum: 2.00
Maximum: 55.00
Weighted Average: 40.90

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
California	667	187,037,740.62	16.80	359	41.09
Florida	918	137,368,086.80	12.34	358	40.59
New Jersey	461	100,416,648.14	9.02	359	40.74
New York	382	90,625,618.92	8.14	359	42.16
Maryland	412	77,700,635.76	6.98	358	40.82
Massachusetts	202	54,280,430.26	4.88	359	40.81
Illinois	325	51,520,011.75	4.63	357	41.70
Pennsylvania	351	45,233,559.93	4.06	356	40.69
Arizona	247	42,838,978.10	3.85	359	39.93
Texas	260	27,800,736.69	2.50	354	41.26
Washington	136	26,712,891.46	2.40	357	39.68
Michigan	180	23,205,926.58	2.08	357	39.41
Wisconsin	152	19,579,342.62	1.76	358	41.11
Ohio	165	19,289,490.88	1.73	359	39.34
Georgia	125	17,268,735.29	1.55	358	41.74
Nevada	83	16,687,641.63	1.50	358	39.29
North Carolina	125	16,121,624.02	1.45	358	42.39
Connecticut	77	15,972,016.00	1.43	358	44.38
Minnesota	98	15,582,768.58	1.40	358	40.10
Rhode Island	61	12,800,781.30	1.15	357	42.92
Indiana	102	11,183,747.51	1.00	357	39.53
Hawaii	41	10,795,092.47	0.97	359	41.01
Colorado	62	10,557,336.27	0.95	359	41.21
Missouri	89	10,312,894.69	0.93	355	39.13
New Hampshire	53	10,193,779.02	0.92	359	43.28
Maine	64	9,101,935.70	0.82	359	41.91

South Carolina	67	7,989,596.68	0.72	356	38.93
Oregon	43	6,959,482.09	0.63	359	41.79
Delaware	29	4,502,322.26	0.40	359	37.50
Oklahoma	37	3,402,935.32	0.31	356	44.09
Mississippi	28	3,296,074.71	0.30	359	40.01
Arkansas	33	3,285,332.43	0.30	355	37.19
Iowa	31	3,245,463.64	0.29	354	38.49
Kansas	24	2,402,419.29	0.22	359	41.33
Louisiana	21	2,375,045.61	0.21	359	39.64
Washington DC	11	2,277,540.38	0.20	359	33.88
Alabama	17	2,254,734.65	0.20	359	41.64
Tennessee	16	2,032,061.49	0.18	359	39.91
Idaho	12	1,685,853.04	0.15	359	41.71
Wyoming	12	1,399,598.83	0.13	359	40.24
South Dakota	9	1,248,018.43	0.11	359	37.77
Utah	8	1,185,992.44	0.11	359	41.16
Alaska	6	1,035,036.13	0.09	359	47.88
Vermont	7	993,746.63	0.09	359	33.63
Montana	4	766,806.91	0.07	359	27.81
New Mexico	4	380,526.86	0.03	359	42.95
Kentucky	3	293,374.74	0.03	359	44.53
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**

Number of States Represented: 47

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MC

Owner Occ	6,076	1,087,551,321.28	97.70	358	41.01
Non-Owner	141	19,296,212.22	1.73	357	35.35
Second Home	43	6,352,880.05	0.57	359	40.40
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-T(INCOM (%
Full Docs	4,622	817,187,938.04	73.41	358	40.(
Limited Doc	970	171,346,411.42	15.39	358	41.1
Stated Doc	668	124,666,064.09	11.20	359	42.2
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.9**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W M(
Refi-Cash Out	5,888	1,050,656,267.96	94.38	358	40.91	
Refi-No Cashout	227	35,601,087.42	3.20	358	40.54	
Purchase	145	26,943,058.17	2.42	359	41.28	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER. MORTG. RA
2A	820	144,175,874.69	12.95	359	40.57	
3A	560	104,251,416.00	9.37	358	41.18	
4A	634	128,350,783.93	11.53	358	39.70	
5A	519	109,050,209.36	9.80	358	41.33	
6A	360	78,789,716.06	7.08	359	40.49	
7A	124	28,203,077.74	2.53	359	39.54	
8A	152	37,546,860.29	3.37	359	39.71	
A	1,273	216,279,367.88	19.43	358	40.22	
B	968	142,586,833.93	12.81	358	42.62	
C	724	106,766,858.12	9.59	358	42.41	
D	126	17,199,415.55	1.55	359	40.16	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Sfr	5,291	930,655,391.95	83.60	358	40.81	

Pud	309	68,154,803.58	6.12	359	41.56	
2-4 Units	208	49,188,844.63	4.42	359	43.35	
Condo	234	41,074,605.68	3.69	358	39.68	
Manu/Mobil	122	11,139,222.77	1.00	359	38.90	
Sfr-Attach	79	9,776,555.52	0.88	357	40.42	
Pud-Attach	17	3,210,989.42	0.29	359	39.83	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	V M
0	2,939	539,363,009.32	48.45	358	41.12	
12	61	12,800,781.30	1.15	357	42.92	
24	10	2,406,328.51	0.22	355	42.80	
30	32	6,730,503.48	0.60	359	43.53	
36	3,218	551,899,790.94	49.58	358	40.60	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

Top

17. Conforming Balance

	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-	V M

Conforming Balance	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)
Conforming	5,874	932,607,554.13	83.78	358	40.79
Non-Conforming	386	180,592,859.42	16.22	359	41.51
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
11.500 - 11.999	171	44,961,596.85	4.04	358	39.60	
12.000 - 12.499	425	108,323,601.88	9.73	358	40.24	
12.500 - 12.999	1,145	248,383,455.87	22.31	358	40.04	
13.000 - 13.499	625	120,674,161.45	10.84	358	40.84	
13.500 - 13.999	1,067	181,408,039.64	16.30	358	40.54	
14.000 - 14.499	529	86,735,248.99	7.79	359	40.78	
14.500 - 14.999	869	132,061,060.91	11.86	358	41.77	
15.000 - 15.499	333	47,505,804.32	4.27	357	41.79	
15.500 - 15.999	522	71,520,073.88	6.42	359	42.59	
16.000 - 16.499	253	35,266,365.15	3.17	358	43.00	
16.500 - 16.999	166	18,625,511.22	1.67	358	43.11	
17.000 - 17.499	57	6,653,004.33	0.60	359	41.27	
17.500 - 17.999	84	9,439,844.48	0.85	359	44.03	
18.000 - 18.499	7	952,079.87	0.09	359	44.65	
18.500 - 18.999	3	439,156.84	0.04	359	47.42	
19.000 - 19.499	2	125,972.45	0.01	359	26.13	
19.500 - 19.999	1	59,988.82	0.01	359	41.00	
20.000 - 20.499	1	65,446.60	0.01	358	49.00	

Total:	6,260	1,113,200,413.55	100.00	358	40.90	

Minimum: 11.500
Maximum: 20.150
Weighted Average: 13.797

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A MO
5.500 - 5.999	171	44,961,596.85	4.04	358	39.60	
6.000 - 6.499	425	108,323,601.88	9.73	358	40.24	
6.500 - 6.999	1,145	248,383,455.87	22.31	358	40.04	
7.000 - 7.499	625	120,674,161.45	10.84	358	40.84	
7.500 - 7.999	1,067	181,408,039.64	16.30	358	40.54	
8.000 - 8.499	529	86,735,248.99	7.79	359	40.78	
8.500 - 8.999	869	132,061,060.91	11.86	358	41.77	
9.000 - 9.499	333	47,505,804.32	4.27	357	41.79	
9.500 - 9.999	522	71,520,073.88	6.42	359	42.59	
10.000 - 10.499	253	35,266,365.15	3.17	358	43.00	
10.500 - 10.999	166	18,625,511.22	1.67	358	43.11	
11.000 - 11.499	57	6,653,004.33	0.60	359	41.27	
11.500 - 11.999	84	9,439,844.48	0.85	359	44.03	
12.000 - 12.499	7	952,079.87	0.09	359	44.65	
12.500 - 12.999	3	439,156.84	0.04	359	47.42	
13.000 - 13.499	2	125,972.45	0.01	359	26.13	
13.500 - 13.999	1	59,988.82	0.01	359	41.00	
14.000 - 14.499	1	65,446.60	0.01	358	49.00	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

Minimum: 5.500
Maximum: 14.150
Weighted Average: 7.797

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2.000 - 2.249	1	217,000.00	0.02	359	19.00	
2.750 - 2.999	91	21,416,373.95	1.92	359	38.08	
3.000 - 3.249	179	49,252,860.93	4.42	358	40.41	
3.250 - 3.499	4	1,073,021.65	0.10	358	41.56	
3.500 - 3.749	1	327,886.91	0.03	358	44.00	
3.750 - 3.999	2	250,886.06	0.02	359	35.40	
4.000 - 4.249	54	8,207,195.38	0.74	352	40.07	
4.250 - 4.499	262	40,851,019.76	3.67	358	42.09	
4.500 - 4.749	13	2,493,343.42	0.22	359	39.91	
4.750 - 4.999	71	16,709,570.61	1.50	357	40.82	
5.000 - 5.249	164	36,334,635.94	3.26	359	39.29	
5.250 - 5.499	359	76,545,783.81	6.88	359	40.88	
5.500 - 5.749	527	106,048,981.70	9.53	358	40.71	
5.750 - 5.999	657	127,767,187.74	11.48	358	39.80	
6.000 - 6.249	1,274	224,496,369.56	20.17	358	40.67	
6.250 - 6.499	1,097	182,088,722.80	16.36	358	40.85	
6.500 - 6.749	875	126,486,814.29	11.36	358	42.51	
6.750 - 6.999	629	92,632,759.04	8.32	358	42.34	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

Minimum: 2.102
Maximum: 6.750

Weighted Average: 5.737

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W M
2007-03	4	448,522.27	0.04	354	48.68	
2007-04	6	706,675.40	0.06	355	49.92	
2007-05	4	430,650.14	0.04	356	42.41	
2007-07	68	14,289,195.50	1.28	358	41.86	
2007-08	5,089	904,716,851.55	81.27	358	41.04	
2007-09	14	1,905,876.00	0.17	360	41.37	
2008-07	16	2,836,048.64	0.25	358	40.88	
2008-08	1,025	180,474,874.52	16.21	358	40.10	
2008-09	7	1,009,033.00	0.09	360	43.88	
2010-08	27	6,382,686.53	0.57	359	39.70	
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RA

2.000	6,233	1,106,817,727.02	99.43	358	40.91	7
6.000	27	6,382,686.53	0.57	359	39.70	6
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.023

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RA
1.000	6,260	1,113,200,413.55	100.00	358	40.90	7
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**	**7.**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	M
AVM Insured	1,250	207,584,320.92	18.65	358	39.31	
Not AVM Insured	5,010	905,616,092.63	81.35	358	41.27	

Total:	6,260	1,113,200,413.55	100.00	358	40.90

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. Full Docs and Owner Occupied (IO Loans Only)
2. Not Full Docs and Owner Occupied (IO Loans Only)
3. Full Docs and Not Owner Occupied (IO Loans Only)
4. Not Full Docs and Not Owner Occupied (IO Loans Only)
5. Full Docs and Owner Occupied (Non IO Loans)
6. Not Full Docs and Owner Occupied (Non IO Loans)
7. Full Docs and Not Owner Occupied (Non IO Loans)
8. Not Full Docs and Not Owner Occupied (Non IO Loans)

1. Full Docs and Owner Occupied (IO Loans Only)

Full Docs and Owner Occupied (IO Loans Only)	LTV < 70	LTV >=70 to <80	LTV >=80 to <100	LTV >= 100
610 - 629	14.88	16.74	68.38	0.00
630 - 649	11.66	16.58	71.76	0.00
650 - 669	9.94	16.08	73.98	0.00
670 - 689	9.04	18.15	72.81	0.00
690 - 709	11.36	11.70	76.94	0.00
710 - 729	12.29	18.84	68.88	0.00
730 >=	13.39	18.16	68.45	0.00
Total:	**11.42**	**16.67**	**71.91**	**0.00**

Top

2. Not Full Docs and Owner Occupied (IO Loans Only)

Not Full Docs and Owner Occupied (IO Loans Only)	LTV < 70	LTV >=70 to <80	LTV >=80 to <100	LTV >= 100
610 - 629	9.02	25.87	65.10	0.00

630 - 649	14.39	21.57	64.04	0.00
650 - 669	17.87	30.39	51.74	0.00
670 - 689	29.20	19.05	51.75	0.00
690 - 709	8.41	25.34	66.26	0.00
710 - 729	28.12	59.94	11.94	0.00
730 >=	4.39	13.76	81.84	0.00
Total:	**15.27**	**23.57**	**61.16**	**0.00**

Top

3. Full Docs and Not Owner Occupied (IO Loans Only)

Full Docs and Not Owner Occupied (IO Loans Only)	LTV < 70	LTV >=70 to <80	LTV >=80 to <100	LTV >= 100
610 - 629	0.00	0.00	100.00	0.00
650 - 669	0.00	70.11	29.89	0.00
670 - 689	100.00	0.00	0.00	0.00
690 - 709	0.00	0.00	100.00	0.00
730 >=	0.00	0.00	100.00	0.00
Total:	**4.92**	**36.98**	**58.10**	**0.00**

Top

4. Not Full Docs and Not Owner Occupied (IO Loans Only)

Not Full Docs and Not Owner Occupied (IO Loans Only)	LTV < 70	LTV >=70 to <80	LTV >=80 to <100	LTV >= 100
630 - 649	0.00	0.00	100.00	0.00
730 >=	0.00	0.00	100.00	0.00
Total:	**0.00**	**0.00**	**100.00**	**0.00**

Top

5. Full Docs and Owner Occupied (Non IO Loans)

Full Docs and Owner Occupied (Non IO Loans)	LTV < 70	LTV >=70 to <80	LTV >=80 to <100	LTV >= 100
<= 549	33.54	45.02	21.44	0.00
550 - 569	18.68	27.38	53.94	0.00
570 - 589	18.28	26.47	55.24	0.00
590 - 609	13.64	29.95	56.41	0.00
610 - 629	14.05	19.44	66.51	0.00
630 - 649	16.73	22.27	61.01	0.00
650 - 669	14.81	17.63	67.56	0.00
670 - 689	18.84	13.17	67.99	0.00
690 - 709	14.31	7.41	78.28	0.00
710 - 729	11.57	12.53	75.90	0.00
730 >=	10.80	12.68	76.51	0.00
Total:	**18.79**	**26.11**	**55.09**	**0.00**

Top

6. Not Full Docs and Owner Occupied (Non IO Loans)

Not Full Docs and Owner Occupied (Non IO Loans)	LTV < 70	LTV >=70 to <80	LTV >=80 to <100	LTV >= 100
<= 549	41.50	47.48	11.02	0.00
550 - 569	24.83	36.67	38.50	0.00
570 - 589	26.33	26.77	46.90	0.00
590 - 609	24.20	31.21	44.59	0.00
610 - 629	20.29	28.00	51.71	0.00
630 - 649	18.67	16.41	64.93	0.00
650 - 669	18.37	13.73	67.90	0.00
670 - 689	24.29	16.57	59.13	0.00
690 - 709	33.77	34.96	31.27	0.00
710 - 729	40.79	47.92	11.29	0.00
730 >=	5.56	10.74	83.70	0.00
Total:	**26.48**	**30.96**	**42.55**	**0.00**

Top

7. Full Docs and Not Owner Occupied (Non IO Loans)

Full Docs and Not Owner Occupied (Non IO Loans)	LTV < 70	LTV >=70 to <80	LTV >=80 to <100	LTV >= 100
<= 549	19.12	64.73	16.15	0.00
550 - 569	7.45	16.28	76.27	0.00
570 - 589	9.37	29.08	61.55	0.00
590 - 609	11.69	21.06	67.25	0.00
610 - 629	3.00	40.88	56.13	0.00
630 - 649	6.35	25.50	68.15	0.00
650 - 669	7.99	4.62	87.38	0.00
670 - 689	6.90	30.11	63.00	0.00
690 - 709	0.00	0.00	100.00	0.00
710 - 729	14.89	0.00	85.11	0.00
730 >=	0.00	0.00	100.00	0.00
Total:	**7.70**	**22.45**	**69.85**	**0.00**

Top

8. Not Full Docs and Not Owner Occupied (Non IO Loans)

Not Full Docs and Not Owner Occupied (Non IO Loans)	LTV < 70	LTV >=70 to <80	LTV >=80 to <100	LTV >= 100
<= 549	77.73	12.42	9.85	0.00
550 - 569	30.40	0.00	69.60	0.00
570 - 589	41.81	26.77	31.42	0.00
590 - 609	9.40	45.97	44.63	0.00
610 - 629	17.11	6.28	76.61	0.00
630 - 649	33.52	25.00	41.48	0.00
650 - 669	16.14	49.98	33.89	0.00
670 - 689	9.18	28.99	61.83	0.00
690 - 709	0.00	100.00	0.00	0.00
710 - 729	0.00	37.98	62.02	0.00

730 >=	0.00	0.00	100.00	0.00
Total:	**19.86**	**24.74**	**55.40**	**0.00**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. COMBINED LOAN-TO-VALUE RATIO- (Aggregate Pool)
2. COMBINED LOAN-TO-VALUE RATIO (IO Loans Only)
3. COMBINED LOAN-TO-VALUE RATIO (ARM)
4. COMBINED LOAN-TO-VALUE RATIO (Fixed Rate Loans)
5. COMBINED LOAN-TO-VALUE RATIO (Simultaneous Second)
6. COMBINED LOAN-TO-VALUE RATIO (Manufactured Housing)
7. COMBINED LOAN-TO-VALUE RATIO (FREDDIE POOL)
8. COMBINED LOAN-TO-VALUE RATIO (Non Freddie Pool)

1. COMBINED LOAN-TO-VALUE RATIO- (Aggregate Pool)

COMBINED LOAN-TO-VALUE RATIO- (Aggregate Pool)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W M
50.000 <=	445	54,587,993.99	3.85	349	37.76	
50.001 - 60.000	514	73,987,952.10	5.22	351	38.41	
60.001 - 70.000	846	143,072,116.49	10.10	354	40.02	
70.001 - 75.000	1,196	201,442,687.62	14.22	356	41.20	
75.001 - 80.000	1,229	229,376,631.60	16.20	354	40.34	
80.001 - 85.000	1,220	232,231,611.58	16.40	356	40.81	
85.001 - 90.000	2,320	445,210,799.13	31.44	354	41.00	
90.001 - 95.000	91	16,590,290.87	1.17	353	42.03	
95.001 - 100.000	106	19,691,275.47	1.39	357	41.14	
Total:	**7,967**	**1,416,191,358.85**	**100.00**	**354**	**40.54**	

Weighted Average CLTV: 78.54

Minimum CLTV: 10.38
Maximum CLTV: 100.00

Top

2. COMBINED LOAN-TO-VALUE RATIO (IO Loans Only)

COMBINED LOAN-TO-VALUE RATIO (IO Loans Only)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
50.000 <=	50	8,159,633.00	2.79	359	39.95	
50.001 - 60.000	33	6,999,294.00	2.39	359	36.02	
60.001 - 70.000	78	21,326,764.00	7.29	359	40.72	
70.001 - 75.000	95	23,499,712.00	8.04	359	40.05	
75.001 - 80.000	147	40,680,830.68	13.91	359	40.38	
80.001 - 85.000	188	55,415,537.25	18.95	359	40.62	
85.001 - 90.000	501	123,799,960.00	42.34	359	41.00	
90.001 - 95.000	27	6,559,650.00	2.24	359	43.35	
95.001 - 100.000	31	5,930,420.00	2.03	359	41.01	
Total:	**1,150**	**292,371,800.93**	**100.00**	**359**	**40.65**	

Weighted Average CLTV: 81.79
Minimum CLTV: 16.78
Maximum CLTV: 100.00

Top

3. COMBINED LOAN-TO-VALUE RATIO (ARM)

COMBINED LOAN-TO-	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-INCOME	W M

VALUE RATIO (ARM)	LOANS	CUT-OFF DATE	THE CUT-OFF DATE	(months)	(%)
50.000 <=	322	39,963,697.49	3.59	356	37.79
50.001 - 60.000	412	58,441,639.03	5.25	358	38.88
60.001 - 70.000	670	114,816,261.20	10.31	358	40.47
70.001 - 75.000	1,032	173,138,565.23	15.55	358	41.57
75.001 - 80.000	976	180,004,156.10	16.17	358	41.03
80.001 - 85.000	1,020	187,785,716.00	16.87	358	40.64
85.001 - 90.000	1,686	332,165,896.54	29.84	358	41.43
90.001 - 95.000	48	9,268,459.49	0.83	359	43.01
95.001 - 100.000	94	17,616,022.47	1.58	359	41.58
Total:	**6,260**	**1,113,200,413.55**	**100.00**	**358**	**40.90**

Weighted Average CLTV: 78.46
Minimum CLTV: 10.38
Maximum CLTV: 100.00

Top

4. COMBINED LOAN-TO-VALUE RATIO (Fixed Rate Loans)

COMBINED LOAN-TO-VALUE RATIO (Fixed Rate Loans)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
50.000 <=	123	14,624,296.50	4.83	329	37.66	
50.001 - 60.000	102	15,546,313.07	5.13	325	36.65	
60.001 - 70.000	176	28,255,855.29	9.33	335	38.19	
70.001 - 75.000	164	28,304,122.39	9.34	344	38.92	
75.001 - 80.000	253	49,372,475.50	16.30	341	37.85	
80.001 - 85.000	200	44,445,895.58	14.67	345	41.55	
85.001 - 90.000	634	113,044,902.59	37.31	342	39.74	
90.001 - 95.000	43	7,321,831.38	2.42	344	40.78	
95.001 - 100.000	12	2,075,253.00	0.68	338	37.43	

Total:	1,707	302,990,945.30	100.00	340	39.23	

Weighted Average CLTV: 78.84
Minimum CLTV: 13.04
Maximum CLTV: 100.00

Top

5. COMBINED LOAN-TO-VALUE RATIO (Simultaneous Second)

COMBINED LOAN-TO-VALUE RATIO (Simultaneous Second)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
95.001 - 100.000	85	16,563,157.89	100.00	359	41.35	
Total:	**85**	**16,563,157.89**	**100.00**	**359**	**41.35**	

Weighted Average CLTV: 100.00
Minimum CLTV: 99.63
Maximum CLTV: 100.00

Top

6. COMBINED LOAN-TO-VALUE RATIO (Manufactured Housing)

COMBINED LOAN-TO-VALUE RATIO (Manufactured Housing)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
50.000 <=	10	1,120,569.79	5.34	359	40.89	
50.001 - 60.000	22	1,769,921.15	8.44	323	37.02	
60.001 - 70.000	82	7,309,915.03	34.84	346	39.01	

70.001 - 75.000	37	3,717,504.76	17.72	350	39.79	
75.001 - 80.000	63	6,705,107.95	31.96	339	38.78	
80.001 - 85.000	1	101,426.16	0.48	359	27.00	
85.001 - 90.000	1	59,962.51	0.29	359	31.00	
90.001 - 95.000	1	72,718.49	0.35	359	48.00	
95.001 - 100.000	1	123,915.95	0.59	359	47.00	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Weighted Average CLTV: 70.42
Minimum CLTV: 27.08
Maximum CLTV: 99.99

Top

7. COMBINED LOAN-TO-VALUE RATIO (FREDDIE POOL)

COMBINED LOAN-TO-VALUE RATIO (FREDDIE POOL)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
50.000 <=	353	42,915,899.17	4.52	351	37.30	
50.001 - 60.000	385	54,409,776.90	5.73	352	38.16	
60.001 - 70.000	620	95,765,098.50	10.08	353	39.64	
70.001 - 75.000	890	141,838,183.36	14.93	356	40.88	
75.001 - 80.000	895	144,139,024.95	15.17	354	40.10	
80.001 - 85.000	904	150,378,549.59	15.83	356	40.54	
85.001 - 90.000	1,726	304,682,626.07	32.07	355	40.78	
90.001 - 95.000	74	14,044,139.31	1.48	351	42.88	
95.001 - 100.000	13	1,837,242.29	0.19	359	41.81	
Total:	**5,860**	**950,010,540.14**	**100.00**	**354**	**40.26**	

Weighted Average CLTV: 77.91
Minimum CLTV: 10.38
Maximum CLTV: 100.00

Top

8. COMBINED LOAN-TO-VALUE RATIO (Non Freddie Pool)

COMBINED LOAN-TO-VALUE RATIO (Non Freddie Pool)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
50.000 <=	92	11,672,094.82	2.50	343	39.43	
50.001 - 60.000	129	19,578,175.20	4.20	349	39.10	
60.001 - 70.000	226	47,307,017.99	10.15	355	40.78	
70.001 - 75.000	306	59,604,504.26	12.79	357	41.94	
75.001 - 80.000	334	85,237,606.65	18.28	355	40.76	
80.001 - 85.000	316	81,853,061.99	17.56	355	41.32	
85.001 - 90.000	594	140,528,173.06	30.14	353	41.47	
90.001 - 95.000	17	2,546,151.56	0.55	359	37.33	
95.001 - 100.000	93	17,854,033.18	3.83	357	41.07	
Total:	**2,107**	**466,180,818.71**	**100.00**	**354**	**41.12**	

Weighted Average CLTV: 79.83
Minimum CLTV: 17.50
Maximum CLTV: 100.00

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has

been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. Remaining Balance
2. FICO
3. LTV(1)
4. Loan Purpose
5. Property Type
6. Occupancy
7. State
8. Documentation
9. IO
10. LIEN
11. Loans with Silent Seconds

1. Remaining Balance

Remaining Balance	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	I
50000.01 - 70000.00	635	40,224,837.80	63,346.20	2.84	9.154	338	591	6
70000.01 - 75000.00	237	17,264,392.62	72,845.54	1.22	8.869	344	604	7
75000.01 - 100000.00	1,151	100,949,899.30	87,706.25	7.13	8.372	348	602	7
100000.01 - 200000.00	3,501	505,572,116.19	144,407.92	35.70	7.845	354	609	7
200000.01 - 300000.00	1,458	355,389,770.73	243,751.56	25.09	7.377	356	621	7
300000.01 - 400000.00	611	207,746,125.91	340,010.03	14.67	7.192	357	630	8
400000.01 - 500000.00	235	105,139,102.79	447,400.44	7.42	7.128	359	638	8
500000.01 - 1000000.00	139	83,905,113.51	603,633.91	5.92	7.019	357	650	8
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**7**

Top

2. FICO

FICO	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	CLTV	
<= 599	3,493	548,355,506.72	156,986.98	38.72	8.475	357	557	74.87	74.92	4
600 - 619	861	150,255,916.69	174,513.26	10.61	7.651	355	609	78.74	79.34	4
620 - 639	1,035	193,931,829.69	187,373.75	13.69	7.361	355	629	80.20	80.70	3
640 - 659	1,000	197,791,620.01	197,791.62	13.97	6.998	353	649	79.97	80.35	4
660 - 679	701	143,286,703.55	204,403.29	10.12	6.762	353	669	80.16	80.94	4
680 - 699	250	52,825,426.16	211,301.70	3.73	6.982	352	689	81.73	82.11	4
700 - 719	109	20,766,063.97	190,514.35	1.47	7.023	352	708	79.63	79.91	3
720 >=	518	108,978,292.06	210,382.80	7.70	6.372	345	750	83.32	83.40	3
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**78.54**	**4**

Top

3. LTV(1)

LTV(1)	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	CLT'
< 80.00	3,765	623,269,911.69	165,543.14	44.01	7.730	354	598	67.77	67.8
= 80.00	570	99,406,443.17	174,397.27	7.02	7.605	355	621	80.00	83.3
80.01 - 85.00	1,225	233,079,614.38	190,269.07	16.46	7.657	356	615	83.61	83.6
85.01 - 90.00	2,322	445,125,048.34	191,698.99	31.43	7.447	354	645	89.13	89.1
90.01 - 95.00	85	15,310,341.27	180,121.66	1.08	7.447	352	706	93.87	93.8
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**78.5**

Top

4. Loan Purpose

Loan Purpose	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	C
Purchase	175	31,162,947.52	178,073.99	2.20	7.387	359	643	81.22	9
Refi-Cash Out	7,438	1,329,435,030.46	178,735.55	93.87	7.636	354	617	77.98	7

Refi-No Cashout	354	55,593,380.87	157,043.45	3.93	7.284	351	651	82.64	8
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**7**

Top

5. Property Type

Property Type	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	CLTV
2-4 Units	259	60,653,867.97	234,184.82	4.28	7.761	358	627	74.60	74.61
Condo	283	49,218,385.30	173,916.56	3.48	7.541	357	624	78.68	79.4
Manu/Mobil	218	20,981,041.79	96,243.31	1.48	8.163	343	631	70.14	70.4
Pud	416	91,100,204.38	218,990.88	6.43	7.430	356	615	78.96	79.1
Pud-Attach	27	5,351,025.96	198,186.15	0.38	7.490	359	614	75.45	75.9
Sfr	6,663	1,176,017,498.31	176,499.70	83.04	7.612	354	618	78.50	78.81
Sfr-Attach	101	12,869,335.14	127,419.16	0.91	8.109	354	606	78.26	78.7
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**78.5**

Top

6. Occupancy

Occupancy	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	CLT
Non-Owner	178	23,450,937.30	131,746.84	1.66	8.410	353	642	79.37	79.
Owner Occ	7,729	1,383,809,438.99	179,041.20	97.71	7.602	354	618	78.20	78.
Second Home	60	8,930,982.56	148,849.71	0.63	7.831	355	650	80.81	80.
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**78.**

Top

7. State

State	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	CLT
California	831	230,696,912.55	277,613.61	16.29	6.985	358	631	75.31	75.
Georgia	158	22,144,902.28	140,157.61	1.56	8.447	351	621	83.03	83.
Massachusetts	273	72,537,243.61	265,704.19	5.12	6.455	358	633	81.61	82.
New York	513	125,673,024.11	244,976.66	8.87	7.734	355	623	74.41	74.
Other	6,192	965,139,276.30	155,868.75	68.15	7.821	353	614	79.07	79.
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**78.**

Top

8. Documentation

Documentation	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	CI
Full Docs	6,103	1,082,558,002.67	177,381.29	76.44	7.483	354	621	78.99	7
Limited Doc	1,123	196,727,298.20	175,180.14	13.89	7.828	356	607	78.10	7
Stated Doc	741	136,906,057.98	184,758.51	9.67	8.369	357	617	72.42	7
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**7**

Top

9. IO

IO	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	CLTV	DT
N	6,817	1,123,819,557.92	164,855.44	79.36	7.820	353	606	77.42	77.70	40.5
Y	1,150	292,371,800.93	254,236.35	20.64	6.834	359	666	81.36	81.79	40.6
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**78.54**	**40.5**

Top

10. LIEN

LIEN	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	CLTV	DT
1	7,967	1,416,191,358.85	177,757.17	100.00	7.617	354	618	78.23	78.54	40.5
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**78.54**	**40.5**

Top

11. Loans with Silent Seconds

Loans with Silent Seconds	Number of Loans	Balance	Avg Balance	% of group balance	WAC	WARM	FICO	LTV (1)	CLTV	I
N	7,837	1,391,651,163.26	177,574.48	98.27	7.624	354	618	78.20	78.20	4C
Y	130	24,540,195.59	188,770.74	1.73	7.218	355	639	79.87	97.64	42
Total:	**7,967**	**1,416,191,358.85**	**177,757.17**	**100.00**	**7.617**	**354**	**618**	**78.23**	**78.54**	**40**

(1) LTV refers to loan to value for first lien loans and combined loan to value for second lien loans.

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved.

The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. Summary
2. FICO
3. LTV(1)
4. DTI
5. Loan Purpose
6. Occ Type
7. Documentation
8. Property Type
9. Remaining Balance
10. State
11. CA_SPLIT
12. Loan Type
13. LIEN
14. Prepayment Term (months)
15. Index
16. Mortgage Rate (WAC)
17. Margin
18. FICO
19. FICO (IO Only Bucket)
20. Remaining Balance (IO Loans Only)

1. Summary

Remaining Month to Roll: 25
Wtd Avg Remaining Term: 354
Wtd Avg Remaining IO Term (IO Loans Only): 59

Top

2. FICO

FICO	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	Non Primary

481 - 500	20	2,784,622.42	0.20	139,231.12	9.132	500	68.60	41.36	0.00
501 - 520	423	58,031,508.48	4.10	137,190.33	9.096	510	67.57	41.74	1.02
521 - 540	683	102,895,598.92	7.27	150,652.41	9.085	530	71.53	43.12	1.36
541 - 560	765	119,221,974.88	8.42	155,845.72	8.587	552	75.61	40.71	0.64
561 - 580	809	131,768,044.71	9.30	162,877.68	8.213	570	76.46	41.09	1.52
581 - 600	844	142,932,956.48	10.09	169,351.84	7.857	590	78.63	40.77	1.40
601 - 620	870	153,011,901.07	10.80	175,875.75	7.636	611	78.86	41.36	2.48
621 - 640	1049	196,756,012.64	13.89	187,565.31	7.341	631	79.90	39.44	2.83
641 - 660	959	188,909,674.18	13.34	196,986.10	6.983	650	80.10	40.24	2.05
661 - 680	679	139,035,851.23	9.82	204,765.61	6.780	669	80.36	40.09	4.28
681 - 700	242	51,436,805.49	3.63	212,548.78	6.950	689	81.47	40.23	1.53
701 - 750	398	81,837,389.23	5.78	205,621.58	6.596	729	82.89	39.33	4.75
751 >=	226	47,569,019.12	3.36	210,482.39	6.262	770	82.55	37.84	3.74
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	**2.29**

Mean: 611
Median: 611
Standard Deviation: 62

Top

3. LTV(1)

LTV(1)	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	N Prima
0.01 - 50.00	447	54,755,085.17	3.87	122,494.60	7.788	603	39.93	37.78	2.
50.01 - 55.00	186	26,419,228.54	1.87	142,038.86	7.710	595	52.83	38.35	2.
55.01 - 60.00	328	47,568,723.56	3.36	145,026.60	7.954	589	58.22	38.45	1.
60.01 - 65.00	361	58,640,255.52	4.14	162,438.38	7.701	598	62.94	40.31	1.
65.01 - 70.00	489	85,311,701.61	6.02	174,461.56	7.622	602	67.87	39.88	1.
70.01 - 75.00	1207	203,743,231.50	14.39	168,801.35	8.018	584	73.52	41.29	2.
75.01 - 80.00	1317	246,238,128.96	17.39	186,968.97	7.430	618	78.71	40.40	2.
80.01 - 85.00	1225	233,079,614.38	16.46	190,269.07	7.657	615	83.61	40.83	2.
85.01 - 90.00	2322	445,125,048.34	31.43	191,698.99	7.447	645	89.13	40.93	2.

90.01 - 95.00	85	15,310,341.27	1.08	180,121.66	7.447	706	93.87	42.16	0.
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	**2.**

Mean: 76.85
Median: 80.00
Standard Deviation: 13.71

Top

4. DTI

DTI	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	N Prima
0.01 - 5.00	12	2,366,334.94	0.17	197,194.58	7.952	629	75.62	3.03	23.
5.01 - 10.00	28	6,232,606.69	0.44	222,593.10	7.583	623	72.92	7.99	3.
10.01 - 15.00	85	13,592,548.14	0.96	159,912.33	7.521	623	74.77	13.40	7.
15.01 - 20.00	238	34,550,650.43	2.44	145,170.80	7.493	617	74.75	18.33	4.
20.01 - 25.00	419	68,498,492.23	4.84	163,480.89	7.460	625	75.80	23.36	5.
25.01 - 30.00	665	105,468,750.83	7.45	158,599.63	7.412	629	76.05	28.18	0.
30.01 - 35.00	941	155,089,387.62	10.95	164,813.38	7.514	621	78.35	33.02	2.
35.01 - 40.00	1127	198,860,975.38	14.04	176,451.62	7.553	620	78.26	38.05	1.
40.01 - 45.00	1442	255,704,336.66	18.06	177,326.17	7.603	621	78.79	43.13	1.
45.01 - 50.00	2524	490,211,477.02	34.61	194,220.08	7.551	623	79.89	48.32	2.
50.01 - 55.00	486	85,615,798.91	6.05	176,164.20	8.806	560	73.92	53.38	1.
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	**2.**

Mean: 39.94
Median: 42.00
Standard Deviation: 9.81

Top

5. Loan Purpose

	#	Remaining	%	WA Remaining		WA	%	% DTI

Loan Purpose	Loans	Balance	Remaining Balance	Loan Balance	WAC	FICO	LTV (1)	(Non Zero)	Pri
Refi-Cash Out	7438	1,329,435,030.46	93.87	178,735.55	7.636	617	77.98	40.56	
Refi-No Cashout	354	55,593,380.87	3.93	157,043.45	7.284	651	82.64	39.83	
Purchase	175	31,162,947.52	2.20	178,073.99	7.387	643	81.22	41.06	
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	

Top

6. Occ Type

Occ Type	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	N Prim
Non-Owner	178	23,450,937.30	1.66	131,746.84	8.410	642	79.37	35.89	100
Owner Occ	7729	1,383,809,438.99	97.71	179,041.20	7.602	618	78.20	40.62	0
Second Home	60	8,930,982.56	0.63	148,849.71	7.831	650	80.81	41.31	100
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	**2**

Top

7. Documentation

Documentation	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	Pri
Full Docs	6103	1,082,558,002.67	76.44	177,381.29	7.483	621	78.99	40.32	
Limited Doc	1123	196,727,298.20	13.89	175,180.14	7.828	607	78.10	40.84	
Stated Doc	741	136,906,057.98	9.67	184,758.51	8.369	617	72.42	41.86	
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	

Top

8. Property Type

Property Type	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	No Primar
2-4 Units	259	60,653,867.97	4.28	234,184.82	7.761	627	74.60	42.89	8.4
Condo	283	49,218,385.30	3.48	173,916.56	7.541	624	78.68	39.62	5.2
Manu/Mobil	218	20,981,041.79	1.48	96,243.31	8.163	631	70.14	39.00	1.9
Pud	416	91,100,204.38	6.43	218,990.88	7.430	615	78.96	40.67	2.1
Pud-Attach	27	5,351,025.96	0.38	198,186.15	7.490	614	75.45	39.77	0.0
Sfr	6663	1,176,017,498.31	83.04	176,499.70	7.612	618	78.50	40.50	1.8
Sfr-Attach	101	12,869,335.14	0.91	127,419.16	8.109	606	78.26	39.27	2.4
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	**2.2**

Top

9. Remaining Balance

Remaining Balance	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	Pri
50001 - 75000	872	57,489,230.42	4.06	65,928.02	9.068	595	68.75	38.18	
75001 - 100000	1151	100,949,899.30	7.13	87,706.25	8.372	602	74.88	38.22	
100001 - 125000	1075	120,588,304.55	8.51	112,175.17	8.120	603	76.75	39.52	
125001 - 150000	1014	139,327,684.89	9.84	137,404.03	7.811	609	78.58	39.94	
150001 - 200000	1412	245,656,126.75	17.35	173,977.43	7.729	612	77.80	40.68	
200001 - 250000	868	194,069,893.29	13.70	223,582.83	7.517	618	78.92	40.82	
250001 - 300000	590	161,319,877.44	11.39	273,423.52	7.210	625	78.76	41.23	
300001 - 350000	404	130,737,553.18	9.23	323,607.80	7.176	631	80.30	41.63	
350001 - 400000	207	77,008,572.73	5.44	372,022.09	7.219	627	80.55	41.11	
400001 - 450000	130	55,332,426.30	3.91	425,634.05	7.161	633	80.75	41.23	
450001 - 500000	105	49,806,676.49	3.52	474,349.30	7.091	644	80.97	42.15	
500001 - 600000	86	47,560,477.31	3.36	553,028.81	7.139	647	82.11	40.76	
600001 - 700000	34	22,105,237.56	1.56	650,154.05	6.785	655	79.66	42.73	
700001 >=	19	14,239,398.64	1.01	749,442.03	6.979	650	75.57	41.96	
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	

Min Remaining Bal.: 59666
Max Remaining Bal.: 892000

Top

10. State

State	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	N Prim
California	831	230,696,912.55	16.29	277,613.61	6.985	631	75.31	40.68	1
Florida	1132	171,433,711.25	12.11	151,443.21	7.622	605	77.14	40.41	2
New York	513	125,673,024.11	8.87	244,976.66	7.734	623	74.41	41.71	0
New Jersey	514	110,789,395.48	7.82	215,543.57	8.179	606	75.70	40.47	3
Maryland	452	85,357,023.73	6.03	188,842.97	7.690	605	78.74	40.78	0
Massachusetts	273	72,537,243.61	5.12	265,704.19	6.455	633	81.61	40.82	2
Pennsylvania	446	60,065,862.01	4.24	134,676.82	7.643	612	79.16	40.01	1
Illinois	358	57,732,183.72	4.08	161,263.08	8.807	606	79.31	41.34	1
Arizona	312	54,300,056.47	3.83	174,038.64	7.412	614	79.97	39.47	2
Washington	195	39,823,434.41	2.81	204,222.74	7.331	633	81.21	39.34	2
Texas	335	35,591,078.85	2.51	106,242.03	8.443	602	76.85	40.84	8
Wisconsin	234	33,362,814.06	2.36	142,576.13	8.066	629	82.30	40.79	1
Ohio	270	31,943,181.19	2.26	118,308.08	7.750	615	82.84	39.21	1
Michigan	236	30,058,349.71	2.12	127,365.89	7.570	627	82.82	39.45	5
Georgia	158	22,144,902.28	1.56	140,157.61	8.447	621	83.03	41.53	4
Other	1708	254,682,185.42	17.98	149,111.35	7.744	623	80.30	40.31	2
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	**2**

Top

11. CA_SPLIT

CA_SPLIT	#	Remaining	% Remaining	WA Remaining	WAC	WA	% LTV	% DTI	Non

	Loans	Balance	Balance	Loan Balance		FICO	(1)	(Non Zero)	Primary
CA-N	319	88,726,948.98	38.46	278,140.91	6.970	633	75.15	40.94	2.28
CA-S	512	141,969,963.57	61.54	277,285.09	6.995	630	75.41	40.52	0.99
Total:	**831**	**230,696,912.55**	**100.00**	**277,613.61**	**6.985**	**631**	**75.31**	**40.68**	**1.49**

Top

12. Loan Type

Loan Type	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	D (N Ze
2Yr/6 Mo Libor	4559	761,356,059.18	53.76	167,000.67	8.115	587	76.99	41
2Yr/6 Mo Libor 5 Yr IO	626	161,141,711.68	11.38	257,414.87	6.977	655	81.35	40
3Yr/6 Mo Libor	808	123,858,884.16	8.75	153,290.70	7.587	600	77.87	39
3Yr/6 Mo Libor 5 Yr IO	240	60,461,072.00	4.27	251,921.13	6.583	676	82.81	41
5Yr/6 Mo Libor	12	2,623,993.53	0.19	218,666.13	6.056	743	88.35	39
5Yr/6 Mo Libor 5 Yr IO	15	3,758,693.00	0.27	250,579.53	6.210	756	88.99	39
Fixed	1438	235,980,621.05	16.66	164,103.35	7.012	670	78.43	39
Fixed - 5 Yr IO	269	67,010,324.25	4.73	249,109.01	6.753	678	79.65	39
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40**

Top

13. LIEN

LIEN	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	Non Primary	N SI PU
1	7967	1,416,191,358.85	100.00	177,757.17	7.617	618	78.23	40.54	2.29	9.:
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	**2.29**	**9.:**

Top

14. Prepayment Term (months)

Prepayment Term (months)	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	N Prima
0	3335	605,781,089.42	42.78	181,643.51	8.031	611	78.05	40.98	2.
12	192	47,634,007.84	3.36	248,093.79	6.822	657	74.55	40.77	1.
24	12	3,103,990.86	0.22	258,665.91	7.663	628	82.90	43.97	25.
30	40	8,377,035.77	0.59	209,425.89	7.701	609	82.90	42.84	3.
36	4388	751,295,234.96	53.05	171,215.87	7.332	622	78.55	40.14	2.
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	**2.**

Top

15. Index

Index	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	I
LIBOR 6 MONTH	6260	1,113,200,413.55	100.00	177,827.54	7.797	604	78.11	40.90	
Total:	**6260**	**1,113,200,413.55**	**100.00**	**177,827.54**	**7.797**	**604**	**78.11**	**40.90**	

Top

16. Mortgage Rate (WAC)

Mortgage Rate (WAC)	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	Pri
5.500 - 5.999	318	82,065,404.14	5.79	258,067.31	5.863	708	77.08	38.39	
6.000 - 6.499	743	178,854,585.84	12.63	240,719.50	6.280	667	79.21	39.87	
6.500 - 6.999	1571	336,040,269.17	23.73	213,902.14	6.754	638	79.72	40.04	
7.000 - 7.499	847	158,151,608.48	11.17	186,719.73	7.247	625	79.00	40.38	

7.500 - 7.999	1334	216,774,537.40	15.31	162,499.65	7.752	603	78.17	40.26	
8.000 - 8.499	632	99,960,987.80	7.06	158,166.12	8.259	587	76.02	40.53	
8.500 - 8.999	966	142,900,721.33	10.09	147,930.35	8.752	575	77.51	41.75	
9.000 - 9.499	364	50,239,538.68	3.55	138,020.71	9.243	569	75.64	41.64	
9.500 - 9.999	568	75,778,164.61	5.35	133,412.26	9.732	566	76.05	42.41	
10.000 - 10.499	273	36,963,383.91	2.61	135,397.01	10.240	559	78.01	43.03	
10.500 - 10.999	182	19,805,283.23	1.40	108,820.24	10.746	559	75.54	43.15	
11.000 - 11.499	62	6,989,504.48	0.49	112,733.94	11.267	567	78.76	41.12	
11.500 - 11.999	93	10,024,725.20	0.71	107,792.74	11.726	553	77.77	43.84	
12.000 - 12.499	7	952,079.87	0.07	136,011.41	12.238	550	78.14	44.65	
12.500 - 12.999	3	439,156.84	0.03	146,385.61	12.674	547	73.68	47.42	1
13.000 >=	4	251,407.87	0.02	62,851.97	13.614	527	68.01	35.63	1
Total:	**7967**	**1,416,191,358.85**	**100.00**	**177,757.17**	**7.617**	**618**	**78.23**	**40.54**	

Top

17. Margin

Margin	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	N Prima
2.001 - 2.500	1	217,000.00	0.02	217,000.00	6.950	667	89.49	19.00	0.
2.501 - 3.000	165	39,094,170.00	3.51	236,934.36	6.453	681	85.29	38.78	5.
3.001 - 3.500	110	32,975,973.44	2.96	299,781.58	6.411	626	82.91	40.90	1.
3.501 - 4.000	5	1,476,215.76	0.13	295,243.15	8.050	617	83.14	32.40	0.
4.001 - 4.500	314	47,894,055.33	4.30	152,528.84	9.056	593	78.43	42.01	1.
4.501 - 5.000	186	43,189,444.19	3.88	232,201.31	7.019	706	82.81	39.90	3.
5.001 - 5.500	834	174,382,868.23	15.67	209,092.17	6.885	656	81.15	40.85	4.
5.501 - 6.000	1873	346,078,331.92	31.09	184,772.20	7.438	615	80.00	40.49	1.
6.001 - 6.500	2027	317,962,220.89	28.56	156,863.45	8.486	562	75.99	41.28	1.
6.501 - 7.000	745	109,930,133.79	9.88	147,557.23	9.029	536	67.38	42.04	1.
Total:	**6260**	**1,113,200,413.55**	**100.00**	**177,827.54**	**7.797**	**604**	**78.11**	**40.90**	**2.**

Top

18. FICO

FICO	LTV <=55	55 < LTV <= 60	60 < LTV <= 65	65 < LTV <= 70	70 < LTV <= 75	75 < LTV <= 80	80 < LTV <= 85	85 < LTV <= 90	90 < LTV <= 95	95 < LTV <=100	LTV >= 100
<= 500	9.91	7.69	6.53	27.33	48.54	0.00	0.00	0.00	0.00	0.00	0.00
501 - 550	9.67	9.56	7.37	8.72	35.47	12.65	15.29	1.27	0.00	0.00	0.00
551 - 600	5.72	2.72	4.96	6.83	16.03	19.43	17.65	26.62	0.03	0.00	0.00
601 - 650	5.35	1.76	3.34	5.30	9.96	19.23	18.02	37.03	0.01	0.00	0.00
651 - 700	4.81	2.43	2.36	5.68	7.67	17.15	16.57	40.12	3.21	0.00	0.00
701 - 750	2.69	2.57	3.41	2.12	7.13	13.26	9.64	52.74	6.43	0.00	0.00
751 - 800	3.18	3.64	3.41	3.25	2.92	12.78	10.11	57.75	2.96	0.00	0.00
801 >=	0.00	3.16	0.00	0.00	18.85	30.50	0.00	47.50	0.00	0.00	0.00
Total:	**5.73**	**3.36**	**4.14**	**6.02**	**14.39**	**17.39**	**16.46**	**31.43**	**1.08**	**0.00**	**0.00**

Top

19. FICO (IO Only Bucket)

FICO (IO Only Bucket)	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	Non Primary	N S P
601 - 620	21	4,940,191.00	1.69	235,247.19	7.316	620	83.83	43.07	1.73	3
621 - 640	328	76,897,962.25	26.30	234,445.01	7.167	631	80.48	40.05	0.32	8
641 - 660	324	80,903,090.68	27.67	249,700.90	6.854	650	81.17	41.50	0.33	13
661 - 680	238	60,942,541.00	20.84	256,061.10	6.633	670	81.58	40.95	1.03	10
681 - 700	84	24,303,588.00	8.31	289,328.43	6.778	690	81.73	40.84	1.20	14
701 - 750	101	28,453,048.00	9.73	281,713.35	6.593	728	83.04	40.35	2.59	9
751 >=	54	15,931,380.00	5.45	295,025.56	6.266	771	81.44	37.64	0.00	11
Total:	**1150**	**292,371,800.93**	**100.00**	**254,236.35**	**6.834**	**666**	**81.36**	**40.65**	**0.77**	**11**

Mean: 664
Median: 654
Standard Deviation: 38

Top

20. Remaining Balance (IO Loans Only)

Remaining Balance (IO Loans Only)	# Loans	Remaining Balance	% Remaining Balance	WA Remaining Loan Balance	WAC	WA FICO	% LTV (1)	% DTI (Non Zero)	Pri
50,001 - 75,000	19	1,229,525.00	0.42	64,711.84	8.152	650	67.93	36.80	
75,001 - 100,000	57	5,122,661.25	1.75	89,871.25	7.473	655	78.57	37.09	
100,001 - 125,000	77	8,708,313.00	2.98	113,094.97	7.142	664	80.46	39.40	
125,001 - 150,000	113	15,624,661.00	5.34	138,271.34	7.005	654	79.59	38.78	
150,001 - 200,000	223	39,012,245.68	13.34	174,942.81	7.069	660	80.07	40.16	
200,001 - 250,000	166	36,846,305.00	12.60	221,965.69	6.959	661	80.48	39.99	
250,001 - 300,000	145	39,881,216.00	13.64	275,042.87	6.669	664	81.26	41.04	
300,001 - 350,000	116	37,422,600.00	12.80	322,608.62	6.671	676	81.61	40.48	
350,001 - 400,000	74	27,474,678.00	9.40	371,279.43	6.696	670	82.47	40.11	
400,001 - 450,000	53	22,544,919.00	7.71	425,375.83	6.677	674	82.04	41.54	
450,001 - 500,000	50	23,640,301.00	8.09	472,806.02	6.818	660	82.98	41.15	
500,001 - 600,000	31	17,123,495.00	5.86	552,370.81	6.731	671	85.50	43.12	
600,001 - 700,000	18	11,606,382.00	3.97	644,799.00	6.643	673	80.82	43.99	
700,001 >=	8	6,134,499.00	2.10	766,812.38	6.920	685	80.60	40.60	
Total:	**1150**	**292,371,800.93**	**100.00**	**254,236.35**	**6.834**	**666**	**81.36**	**40.65**	

(1) LTV refers to loan to value for first lien loans and combined loan to value for second lien loans.

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made

regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. LTV-Aggregate
2. LTV- ARM
3. LTV- Fixed

1. LTV-Aggregate

LTV-Aggregate	FICO < 600	FICO 600 625	FICO 626 650	FICO >650	Wtd Avg LTV
LTV <= 70.00	10.11	2.42	2.79	3.93	58.06
LTV 70.01-75.00	9.06	1.65	1.70	1.98	73.52
LTV 75.01-80.00	6.51	3.14	3.29	4.46	78.71
LTV 80.01-85.00	6.42	2.84	3.21	3.99	83.61
LTV 85.01-90	6.62	4.90	7.40	12.51	89.13
LTV > 90.00	0.01	0.00	0.00	1.07	93.87
Total:	**38.72**	**14.94**	**18.39**	**27.95**	**78.23**

Top

2. LTV- ARM

LTV- ARM	FICO < 600	FICO 600 625	FICO 626 650	FICO >650	Wtd Avg LTV
LTV <= 70.00	9.49	2.01	1.83	1.78	58.46
LTV 70.01-75.00	8.67	1.38	1.21	1.09	73.60
LTV 75.01-80.00	6.33	2.77	2.42	2.29	78.77
LTV 80.01-85.00	6.21	2.60	2.28	2.24	83.71
LTV 85.01-90	6.53	4.46	5.56	6.86	89.20
LTV > 90.00	0.01	0.00	0.00	0.56	94.30
Total:	**37.24**	**13.23**	**13.31**	**14.83**	**78.11**

Top

3. LTV- Fixed

LTV- Fixed	FICO < 600	FICO 600 625	FICO 626 650	FICO >650	Wtd Avg LTV
LTV <= 70.00	0.62	0.41	0.96	2.15	56.60
LTV 70.01-75.00	0.39	0.26	0.48	0.89	73.04
LTV 75.01-80.00	0.18	0.36	0.86	2.16	78.45
LTV 80.01-85.00	0.21	0.23	0.93	1.75	83.20
LTV 85.01-90	0.09	0.45	1.84	5.65	88.95
LTV > 90.00	0.00	0.00	0.00	0.51	93.39
Total:	**1.48**	**1.71**	**5.08**	**13.12**	**78.70**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
FRM Loans
1,707 records

Selection Criteria: FRM Loans
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. AVM

1. Summary Statistics

Number of Mortgage Loans: 1,707
Aggregate Scheduled Principal Balance: 302,990,945.30
Minimum Scheduled Balance: 59,665.58
Maximum Scheduled Balance: 748,918.84
Average Scheduled Balance: 177,499.09
Aggregate Original Principal Balance: 303,270,142.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 749,492.00
Average Original Balance: 177,662.65
Fully Amortizing Loans: 100.00
1st Lien: 100.00
Weighted Average Gross Coupon: 6.955
Minimum Coupon: 5.500
Maximum Coupon: 11.850
Weighted Average Original Term: 341
Minimum Original Term: 120
Maximum Original Term: 360

Weighted Average Stated Remaining Term: 340
Minimum Remaining Term: 119
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 0.000
Minimum Margin: 0.000
Maximum Margin: 0.000
Weighted Average Max Rate: 0.000
Minimum Max Rate: 0.000
Maximum Max Rate: 0.000
Weighted Average Min Rate: 0.000
Minimum Min Rate: 0.000
Maximum Min Rate: 0.000
Weighted Average Loan-to-Value - As Provided: 78.70
Low LTV: 13.04
High LTV: 95.00
Weighted Average Fico: 672
Min FICO: 500
Max FICO: 822
Top 5 States: CA(14%),NY(12%),FL(11%),MA(6%),PA(5%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Fixed	1,438	235,980,621.05	77.88	335	39.02	
Fixed - 5 Yr IO	269	67,010,324.25	22.12	359	39.96	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	477	36,318,433.00	11.98	309	37.9
100,000.01 - 150,000.00	421	52,615,061.00	17.35	333	38.0
150,000.01 - 200,000.00	277	48,573,042.00	16.02	340	39.3
200,000.01 - 250,000.00	175	39,289,763.00	12.96	343	39.6
250,000.01 - 300,000.00	133	36,271,335.00	11.96	349	39.4
300,000.01 - 350,000.00	92	29,755,096.00	9.81	350	38.5
350,000.01 - 400,000.00	40	14,685,656.00	4.84	350	39.7
400,000.01 - 450,000.00	34	14,432,067.00	4.76	356	41.7
450,000.01 - 500,000.00	26	12,450,892.00	4.11	359	41.4
500,000.01 - 550,000.00	11	5,808,100.00	1.92	343	41.4
550,000.01 - 600,000.00	10	5,775,900.00	1.90	359	41.3
600,000.01 - 650,000.00	7	4,447,505.00	1.47	342	43.3
650,000.01 - 700,000.00	2	1,357,000.00	0.45	359	27.3
700,000.01 - 750,000.00	2	1,490,292.00	0.49	359	37.4
Total:	**1,707**	**303,270,142.00**	**100.00**	**340**	**39.2**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTE AVERAG DEBT-TC INCOM (%
50,000.01 - 100,000.00	478	36,368,756.14	12.00	309	37.9
100,000.01 - 150,000.00	420	52,460,196.43	17.31	334	38.1

150,000.01 - 200,000.00	277	48,525,865.67	16.02	340	39.3
200,000.01 - 250,000.00	176	39,503,521.47	13.04	343	39.6
250,000.01 - 300,000.00	132	35,989,838.75	11.88	348	39.4
300,000.01 - 350,000.00	92	29,733,172.73	9.81	350	38.5
350,000.01 - 400,000.00	40	14,677,638.66	4.84	350	39.7
400,000.01 - 450,000.00	34	14,426,545.55	4.76	356	41.7
450,000.01 - 500,000.00	26	12,443,827.37	4.11	359	41.4
500,000.01 - 550,000.00	11	5,801,636.58	1.91	343	41.4
550,000.01 - 600,000.00	10	5,771,302.62	1.90	359	41.3
600,000.01 - 650,000.00	7	4,443,974.95	1.47	342	43.3
650,000.01 - 700,000.00	2	1,355,599.95	0.45	359	27.3
700,000.01 - 750,000.00	2	1,489,068.43	0.49	359	37.4
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.2**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
61 - 120	25	2,281,312.37	0.75	119	36.34	
121 - 180	168	19,835,087.78	6.55	179	36.68	
181 - 240	73	10,098,763.50	3.33	239	39.11	
241 - 300	37	6,607,297.96	2.18	299	38.27	
301 - 360	1,404	264,168,483.69	87.19	359	39.47	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Minimum: 119
Maximum: 360
Weighted Average: 340

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
5.500 - 5.999	147	37,103,807.29	12.25	326	36.92	
6.000 - 6.499	318	70,530,983.96	23.28	346	39.32	
6.500 - 6.999	426	87,656,813.30	28.93	345	40.04	
7.000 - 7.499	222	37,477,447.03	12.37	340	38.92	
7.500 - 7.999	267	35,366,497.76	11.67	340	38.84	
8.000 - 8.499	103	13,225,738.81	4.37	340	38.87	
8.500 - 8.999	97	10,839,660.42	3.58	329	41.44	
9.000 - 9.499	31	2,733,734.36	0.90	292	39.13	
9.500 - 9.999	46	4,258,090.73	1.41	316	39.28	
10.000 - 10.499	20	1,697,018.76	0.56	346	43.75	
10.500 - 10.999	16	1,179,772.01	0.39	305	43.66	
11.000 - 11.499	5	336,500.15	0.11	301	38.22	
11.500 - 11.999	9	584,880.72	0.19	346	40.74	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Minimum: 5.500
Maximum: 11.850
Weighted Average: 6.955

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
25.00 <=	15	1,175,362.94	0.39	315	37.29	
25.01 - 30.00	13	1,792,357.92	0.59	338	31.67	
30.01 - 35.00	14	1,354,560.74	0.45	322	40.68	
35.01 - 40.00	20	2,307,221.41	0.76	316	36.26	
40.01 - 45.00	26	3,093,277.10	1.02	330	40.38	
45.01 - 50.00	35	4,901,516.39	1.62	335	38.05	
50.01 - 55.00	42	5,347,323.71	1.76	308	36.89	
55.01 - 60.00	60	10,198,989.36	3.37	333	36.52	
60.01 - 65.00	72	11,620,563.16	3.84	339	37.60	
65.01 - 70.00	105	16,794,755.88	5.54	331	38.68	
70.01 - 75.00	168	28,724,289.85	9.48	343	38.99	
75.01 - 80.00	260	50,508,234.58	16.67	341	37.86	
80.01 - 85.00	199	44,296,630.63	14.62	344	41.57	
85.01 - 90.00	636	113,626,748.74	37.50	342	39.69	
90.01 - 95.00	42	7,249,112.89	2.39	344	40.71	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
500 - 519	19	1,604,062.46	0.53	320	39.34	9.
520 - 539	22	2,104,392.74	0.69	329	42.72	9.
540 - 559	35	3,858,555.88	1.27	324	41.67	9.
560 - 579	32	4,307,164.23	1.42	326	38.84	8.
580 - 599	65	9,156,080.59	3.02	331	39.97	8.
600 - 619	114	16,075,685.50	5.31	329	37.78	7.
620 - 639	211	33,389,153.84	11.02	340	38.67	7.
640 - 659	365	67,474,105.38	22.27	342	39.73	6.
660 - 679	292	56,629,159.91	18.69	344	39.50	6.
680 - 699	126	25,727,184.74	8.49	346	40.94	6.
700 - 719	55	10,466,533.75	3.45	347	37.75	6.
720 - 739	136	27,414,535.84	9.05	339	39.31	6.
740 - 759	126	22,880,883.02	7.55	341	38.11	6.
760 - 779	65	14,017,859.55	4.63	330	39.26	6.
780 - 799	35	6,025,800.05	1.99	340	34.43	6.
800 - 819	7	1,448,359.47	0.48	323	37.49	6.
820 - 839	2	411,428.35	0.14	314	29.16	6.
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	**6.**

Minimum: 500
Maximum: 822
Weighted Average: 672

Top

9. DEBT TO INCOME RATIO

	NUMBER	PRINCIPAL	% OF	REMAINING	WEIGHTED	WEIG AVE

DEBT TO INCOME RATIO	OF MORTGAGE LOANS	BALANCE AS OF THE CUT-OFF DATE	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	TERM TO MATURITY (months)	AVERAGE DEBT-TO-INCOME (%)	MORT(R
<= 20.00	76	11,498,474.69	3.79	337	15.58	
20.01 - 25.00	105	16,402,651.80	5.41	320	23.03	
25.01 - 30.00	180	31,132,619.85	10.28	339	28.23	
30.01 - 35.00	230	38,765,341.25	12.79	336	32.92	
35.01 - 40.00	251	44,532,858.17	14.70	341	37.97	
40.01 - 45.00	317	58,016,975.30	19.15	344	42.99	
45.01 - 50.00	516	95,195,648.74	31.42	343	48.24	
50.01 - 55.00	32	7,446,375.50	2.46	348	53.09	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Minimum: 2.00
Maximum: 55.00
Weighted Average: 39.23

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W A M(
California	164	43,659,171.93	14.41	353	38.94	
New York	131	35,047,405.19	11.57	346	40.56	
Florida	214	34,065,624.45	11.24	340	39.69	
Massachusetts	71	18,256,813.35	6.03	356	40.87	
Pennsylvania	95	14,832,302.08	4.90	335	37.94	
Wisconsin	82	13,783,471.44	4.55	338	40.34	
Washington	59	13,110,542.95	4.33	348	38.65	

Ohio	105	12,653,690.31	4.18	329	39.01
Arizona	65	11,461,078.37	3.78	354	37.76
New Jersey	53	10,372,747.34	3.42	340	37.84
Texas	75	7,790,342.16	2.57	275	39.36
Maryland	40	7,656,387.97	2.53	341	40.41
Michigan	56	6,852,423.13	2.26	347	39.56
Illinois	33	6,212,171.97	2.05	350	38.40
Minnesota	30	5,800,346.16	1.91	343	36.27
Georgia	33	4,876,166.99	1.61	323	40.79
Connecticut	20	4,221,497.87	1.39	324	41.06
North Carolina	33	4,073,769.64	1.34	314	40.90
Indiana	37	4,019,993.87	1.33	329	34.94
Missouri	30	3,412,404.21	1.13	303	37.35
Nevada	15	3,330,682.21	1.10	350	34.59
New Hampshire	18	3,044,573.17	1.00	345	33.91
Maine	23	2,961,677.27	0.98	326	37.27
Colorado	15	2,922,460.66	0.96	329	43.89
South Carolina	22	2,795,280.07	0.92	332	40.51
Mississippi	25	2,594,290.88	0.86	319	39.43
Oregon	12	2,512,378.28	0.83	359	43.18
Alabama	19	2,467,626.71	0.81	335	38.82
Tennessee	16	2,360,151.56	0.78	354	40.57
Hawaii	8	2,097,238.93	0.69	355	40.20
Oklahoma	20	1,883,134.07	0.62	305	41.79
Delaware	11	1,607,370.60	0.53	341	36.66
Kentucky	11	1,483,391.20	0.49	231	33.44
Louisiana	12	1,326,983.15	0.44	292	37.78
Rhode Island	5	1,221,144.76	0.40	359	29.71
Iowa	8	1,072,211.19	0.35	336	40.00
Utah	7	995,957.38	0.33	322	40.92
Vermont	5	797,415.91	0.26	359	40.80
Arkansas	7	730,897.21	0.24	340	38.28
Kansas	7	703,068.26	0.23	339	35.00
New Mexico	5	587,786.08	0.19	335	38.79

Montana	3	446,014.13	0.15	359	45.06	
Idaho	3	345,372.47	0.11	311	43.82	
North Dakota	2	305,767.05	0.10	359	39.15	
Alaska	1	169,268.13	0.06	359	29.00	
South Dakota	1	70,452.59	0.02	359	50.00	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Number of States Represented: 46

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE AV MOR
Owner Occ	1,653	296,258,117.71	97.78	340	39.20	
Non-Owner	37	4,154,725.08	1.37	336	38.40	
Second Home	17	2,578,102.51	0.85	346	43.57	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	1,481	265,370,064.63	87.58	340	39.33

Limited Doc	153	25,380,886.78	8.38	341	38.67
Stated Doc	73	12,239,993.89	4.04	343	38.18
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
Refi-Cash Out	1,550	278,778,762.50	92.01	340	39.26	
Refi-No Cashout	127	19,992,293.45	6.60	338	38.58	
Purchase	30	4,219,889.35	1.39	355	39.69	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHT AVERA MORTGA RAT (
2A	89	11,818,108.00	3.90	326	37.71	8.
3A	112	16,611,709.32	5.48	332	38.47	7.
4A	208	33,629,554.98	11.10	340	38.66	7.
5A	348	64,773,828.62	21.38	342	39.71	6.
6A	285	55,537,555.66	18.33	344	39.53	6.

7A	146	29,627,276.12	9.78	348	40.73	6.
8A	391	76,386,646.25	25.21	338	38.29	6.
A	51	7,461,296.09	2.46	339	40.62	8.
B	44	4,148,691.86	1.37	322	42.33	9.
C	28	2,564,609.93	0.85	305	40.17	10.
D	5	431,668.47	0.14	327	44.62	9.
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	**6.**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
Sfr	1,372	245,362,106.36	80.98	339	39.30	
Pud	107	22,945,400.80	7.57	347	38.05	
2-4 Units	51	11,465,023.34	3.78	354	40.92	
Manu/Mobil	96	9,841,819.02	3.25	326	39.13	
Condo	49	8,143,779.62	2.69	350	39.36	
Sfr-Attach	22	3,092,779.62	1.02	343	35.63	
Pud-Attach	10	2,140,036.54	0.71	359	39.69	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

	NUMBER	PRINCIPAL	% OF	REMAINING	WEIGHTED	WI A

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	OF MORTGAGE LOANS	BALANCE AS OF THE CUT-OFF DATE	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	TERM TO MATURITY (months)	AVERAGE DEBT-TO-INCOME (%)	MO
0	396	66,418,080.10	21.92	337	39.85	
12	131	34,833,226.54	11.50	346	39.98	
24	2	697,662.35	0.23	343	48.02	
30	8	1,646,532.29	0.54	311	39.99	
36	1,170	199,395,444.02	65.81	340	38.85	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Top

17. Conforming Balance

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
Conforming	1,596	250,653,290.18	82.73	337	38.94	
Non-Conforming	111	52,337,655.12	17.27	354	40.61	
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**	

Top

18. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-	% OF PRINCIPAL BALANCE AS OF THE CUT-	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	W / M(

		OFF DATE	OFF DATE		
AVM Insured	220	40,726,091.09	13.44	347	38.10
Not AVM Insured	1,487	262,264,854.21	86.56	339	39.40
Total:	**1,707**	**302,990,945.30**	**100.00**	**340**	**39.23**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
IO Loans
1,150 records

Selection Criteria: IO Loans
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.99	2.16	1.36	0.63	0.38	0.74
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.91	1.06	1.41	0.29	0.00	0.59
70.01 - 75.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.89	2.64	1.50	0.79	0.22	1.15
75.01 - 78.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.54	1.76	0.78	0.39	0.17	0.44
78.01 - 80.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2.01	2.79	4.19	0.64	0.00	0.98
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4.65	7.15	2.97	1.91	0.53	1.78
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	12.19	11.03	9.36	2.59	1.17	6.12
90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.17	0.45	0.52
Total:	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**26.18**	**28.58**	**21.59**	**8.42**	**2.92**	**12.32**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may

desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
FRM Loans
1,707 records

Selection Criteria: FRM Loans
Table of Contents

1. Original Mortgage Loan Balance
2. Remaining Balance
3. Mortgage Rates (%)
4. Original Term
5. Remaining Term
6. LIEN
7. AGE
8. LTV
9. Owner Occupancy
10. Property Type
11. Loan Purpose
12. Rate Type
13. Prepayment Flag
14. Prepayment Penalty Term
15. FICO Scores
16. State
17. Documentation

1. Original Mortgage Loan Balance

Original Mortgage Loan Balance	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
50,001 - 75,000	245	$16,111,089	5.32%	$65,760	8.408%	67.11%	637
75,001 - 100,000	232	20,158,191	6.65	86,889	7.707	76.17	656
100,001 - 125,000	211	23,673,971	7.81	112,199	7.382	79.17	665
125,001 - 150,000	210	28,885,701	9.53	137,551	7.114	79.69	668
150,001 - 175,000	133	21,577,822	7.12	162,239	7.040	79.83	672
175,001 - 200,000	144	26,948,044	8.89	187,139	7.002	78.51	670
200,001 - 225,000	93	19,709,464	6.50	211,930	6.934	80.96	675
225,001 - 250,000	82	19,544,069	6.45	238,342	6.788	78.83	675
250,001 - 275,000	82	21,512,686	7.10	262,350	6.434	79.48	685

275,001 - 300,000	51	14,727,142	4.86	288,767	6.586	77.17	674
300,001 - 325,000	50	15,587,405	5.14	311,748	6.619	80.43	673
325,001 - 350,000	42	14,145,768	4.67	336,804	6.524	79.01	681
350,001 - 375,000	30	10,815,148	3.57	360,505	6.502	81.12	685
375,001 - 400,000	10	3,862,491	1.27	386,249	6.754	83.14	667
400,001 - 425,000	19	7,869,166	2.60	414,167	6.411	79.72	695
425,001 - 450,000	15	6,557,380	2.16	437,159	6.596	80.68	673
450,001 - 475,000	13	6,076,244	2.01	467,403	6.467	82.11	687
475,001 - 500,000	13	6,367,583	2.10	489,814	6.451	76.70	686
500,001 - 525,000	3	1,515,719	0.50	505,240	6.348	85.40	710
525,001 - 550,000	8	4,285,918	1.41	535,740	6.754	79.21	673
550,001 - 575,000	3	1,678,294	0.55	559,431	6.214	80.12	699
575,001 - 600,000	7	4,093,008	1.35	584,715	6.866	83.31	672
600,001 - 625,000	1	624,440	0.21	624,440	6.550	82.24	650
625,001 - 650,000	6	3,819,534	1.26	636,589	6.677	80.69	690
650,001 - 675,000	1	669,352	0.22	669,352	6.150	77.46	743
675,001 - 700,000	1	686,248	0.23	686,248	5.500	62.46	730
725,001 - 750,000	2	1,489,068	0.49	744,534	7.002	80.50	645
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

2. Remaining Balance

Remaining Balance	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
50,001 - 75,000	245	$16,111,089	5.32%	$65,760	8.408%	67.11%	637
75,001 - 100,000	233	20,257,667	6.69	86,943	7.704	76.18	656
100,001 - 125,000	210	23,574,495	7.78	112,260	7.383	79.17	665
125,001 - 150,000	210	28,885,701	9.53	137,551	7.114	79.69	668
150,001 - 175,000	133	21,577,822	7.12	162,239	7.040	79.83	672
175,001 - 200,000	144	26,948,044	8.89	187,139	7.002	78.51	670
200,001 - 225,000	93	19,709,464	6.50	211,930	6.934	80.96	675

225,001 - 250,000	83	19,794,058	6.53	238,483	6.789	78.97	675
250,001 - 275,000	81	21,262,697	7.02	262,502	6.429	79.36	685
275,001 - 300,000	51	14,727,142	4.86	288,767	6.586	77.17	674
300,001 - 325,000	50	15,587,405	5.14	311,748	6.619	80.43	673
325,001 - 350,000	42	14,145,768	4.67	336,804	6.524	79.01	681
350,001 - 375,000	30	10,815,148	3.57	360,505	6.502	81.12	685
375,001 - 400,000	10	3,862,491	1.27	386,249	6.754	83.14	667
400,001 - 425,000	19	7,869,166	2.60	414,167	6.411	79.72	695
425,001 - 450,000	15	6,557,380	2.16	437,159	6.596	80.68	673
450,001 - 475,000	13	6,076,244	2.01	467,403	6.467	82.11	687
475,001 - 500,000	13	6,367,583	2.10	489,814	6.451	76.70	686
500,001 - 525,000	3	1,515,719	0.50	505,240	6.348	85.40	710
525,001 - 550,000	8	4,285,918	1.41	535,740	6.754	79.21	673
550,001 - 575,000	3	1,678,294	0.55	559,431	6.214	80.12	699
575,001 - 600,000	7	4,093,008	1.35	584,715	6.866	83.31	672
600,001 - 625,000	1	624,440	0.21	624,440	6.550	82.24	650
625,001 - 650,000	6	3,819,534	1.26	636,589	6.677	80.69	690
650,001 - 675,000	1	669,352	0.22	669,352	6.150	77.46	743
675,001 - 700,000	1	686,248	0.23	686,248	5.500	62.46	730
725,001 - 750,000	2	1,489,068	0.49	744,534	7.002	80.50	645
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

3. Mortgage Rates (%)

Mortgage Rates (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
5.500 - 5.999	147	$37,103,807	12.25%	$252,407	5.879%	74.15%	733
6.000 - 6.499	318	70,530,984	23.28	221,796	6.269	79.51	697
6.500 - 6.999	426	87,656,813	28.93	205,767	6.736	81.52	674
7.000 - 7.499	222	37,477,447	12.37	168,817	7.240	78.13	652
7.500 - 7.999	267	35,366,498	11.67	132,459	7.743	79.83	641

8.000 - 8.499	103	13,225,739	4.37	128,405	8.256	77.63	627
8.500 - 8.999	97	10,839,660	3.58	111,749	8.740	76.47	612
9.000 - 9.499	31	2,733,734	0.90	88,185	9.249	73.90	590
9.500 - 9.999	46	4,258,091	1.41	92,567	9.762	64.18	583
10.000 - 10.499	20	1,697,019	0.56	84,851	10.229	68.16	550
10.500 - 10.999	16	1,179,772	0.39	73,736	10.720	65.99	565
11.000 - 11.499	5	336,500	0.11	67,300	11.162	68.93	559
11.500 - 11.999	9	584,881	0.19	64,987	11.666	70.98	537
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

4. Original Term

Original Term	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
0 - 180	193	$22,116,400	7.30%	$114,593	7.050%	75.87%	669
181 - 240	73	10,098,763	3.33	138,339	7.200	74.68	665
241 - 300	37	6,607,298	2.18	178,576	6.937	78.02	685
301 - 360	1,404	264,168,484	87.19	188,154	6.938	79.11	672
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
61 - 120	25	$2,281,312	0.75%	$91,252	7.683%	66.54%	637
121 - 180	168	19,835,088	6.55	118,066	6.977	76.94	672
181 - 240	73	10,098,763	3.33	138,339	7.200	74.68	665
241 - 300	37	6,607,298	2.18	178,576	6.937	78.02	685

301 - 360	1,404	264,168,484	87.19	188,154	6.938	79.11	672
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

6. LIEN

LIEN	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
First Lien	1,707	$302,990,945	100.00%	$177,499	6.955%	78.70%	672
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

7. AGE

AGE	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
0.000	4	$604,812	0.20%	$151,203	6.429%	83.56%	694
1.000	1,663	294,193,904	97.10	176,906	6.963	78.78	672
2.000	38	7,933,688	2.62	208,781	6.676	75.33	672
5.000	1	198,728	0.07	198,728	7.350	84.89	636
6.000	1	59,814	0.02	59,814	9.350	89.55	603
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

8. LTV

LTV	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO

10.00 - 14.99	1	$59,851	0.02%	$59,851	9.650%	13.04%	598
15.00 - 19.99	8	641,396	0.21	80,175	7.468	18.88	658
20.00 - 24.99	5	334,229	0.11	66,846	7.820	23.21	631
25.00 - 29.99	14	1,932,245	0.64	138,018	7.011	27.72	635
30.00 - 34.99	14	1,354,561	0.45	96,754	7.705	32.82	643
35.00 - 39.99	20	2,307,221	0.76	115,361	7.492	37.95	625
40.00 - 44.99	26	3,093,277	1.02	118,972	7.294	42.99	656
45.00 - 49.99	33	4,751,582	1.57	143,987	7.279	47.77	649
50.00 - 54.99	44	5,497,258	1.81	124,938	7.431	52.29	634
55.00 - 59.99	53	9,044,897	2.99	170,658	6.652	57.69	676
60.00 - 64.99	68	11,544,577	3.81	169,773	6.932	62.48	666
65.00 - 69.99	103	16,715,506	5.52	162,286	6.899	67.47	658
70.00 - 74.99	151	27,062,873	8.93	179,224	7.024	72.68	650
75.00 - 79.99	188	35,915,580	11.85	191,040	6.927	77.41	670
80.00 - 84.99	266	54,710,425	18.06	205,678	6.864	81.94	667
85.00 - 89.99	344	65,381,213	21.58	190,062	6.852	87.62	685
90.00 - 94.99	352	59,996,372	19.80	170,444	7.019	90.19	687
95.00 - 99.99	17	2,647,882	0.87	155,758	7.947	95.00	703
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

9. Owner Occupancy

Owner Occupancy	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Non-Owner	37	$4,154,725	1.37%	$112,290	7.644%	80.65%	689
Owner Occ	1,653	296,258,118	97.78	179,225	6.943	78.65	672
Second Home	17	2,578,103	0.85	151,653	7.270	81.96	658
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

10. Property Type

Property Type	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
2-4 Units	51	$11,465,023	3.78%	$224,804	6.844%	74.92%	670
Condo	49	8,143,780	2.69	166,200	6.860	75.74	669
Manu/Mobil	96	9,841,819	3.25	102,519	7.750	70.46	665
Pud	107	22,945,401	7.57	214,443	6.889	80.62	665
Pud-Attach	10	2,140,037	0.71	214,004	6.815	76.78	656
Sfr	1,372	245,362,106	80.98	178,835	6.936	79.18	674
Sfr-Attach	22	3,092,780	1.02	140,581	7.220	75.66	650
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Purchase	30	$4,219,889	1.39%	$140,663	7.057%	79.26%	675
Refi-Cash Out	1,550	278,778,763	92.01	179,857	6.964	78.42	671
Refi-No Cashout	127	19,992,293	6.60	157,420	6.813	82.52	693
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

12. Rate Type

Rate Type	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
FIXED	1,707	$302,990,945	100.00%	$177,499	6.955%	78.70%	672

Total:	1,707	$302,990,945	100.00%	$177,499	6.955%	78.70%	672

Top

13. Prepayment Flag

Prepayment Flag	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
N	396	$66,418,080	21.92%	$167,722	7.198%	79.72%	668
Y	1,311	236,572,865	78.08	180,452	6.887	78.41	673
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
0	396	$66,418,080	21.92%	$167,722	7.198%	79.72%	668
12	131	34,833,227	11.50	265,902	6.608	73.76	678
24	2	697,662	0.23	348,831	7.453	78.26	636
30	8	1,646,532	0.54	205,817	7.015	80.60	661
36	1,170	199,395,444	65.81	170,423	6.933	79.21	673
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

15. FICO Scores

FICO Scores	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO

500 - 519	19	$1,604,062	0.53%	$84,424	9.895%	53.64%	509
520 - 539	22	2,104,393	0.69	95,654	9.752	60.05	528
540 - 559	35	3,858,556	1.27	110,244	9.485	68.22	549
560 - 579	32	4,307,164	1.42	134,599	8.586	68.91	569
580 - 599	65	9,156,081	3.02	140,863	8.360	73.83	589
600 - 619	114	16,075,686	5.31	141,015	7.760	74.34	609
620 - 639	211	33,389,154	11.02	158,242	7.502	78.96	630
640 - 659	365	67,474,105	22.27	184,861	6.914	78.09	648
660 - 679	292	56,629,160	18.69	193,935	6.694	78.97	669
680 - 699	126	25,727,185	8.49	204,184	6.867	79.86	688
700 - 719	55	10,466,534	3.45	190,301	6.798	79.93	709
720 - 739	136	27,414,536	9.05	201,577	6.311	82.34	731
740 - 759	126	22,880,883	7.55	181,594	6.280	82.98	750
760 - 779	65	14,017,860	4.63	215,659	6.177	81.85	769
780 - 799	35	6,025,800	1.99	172,166	6.197	78.91	787
800 - 819	7	1,448,359	0.48	206,908	6.217	81.96	806
820 - 839	2	411,428	0.14	205,714	6.109	88.14	821
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

16. State

State	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Alabama	19	$2,467,627	0.81%	$129,875	7.015%	87.72%	710
Alaska	1	169,268	0.06	169,268	6.750	90.00	731
Arizona	65	11,461,078	3.78	176,324	6.782	79.98	665
Arkansas	7	730,897	0.24	104,414	8.169	79.86	655
California	164	43,659,172	14.41	266,214	6.630	73.89	677
Colorado	15	2,922,461	0.96	194,831	6.813	81.08	696
Connecticut	20	4,221,498	1.39	211,075	6.594	81.33	680
Delaware	11	1,607,371	0.53	146,125	7.162	77.35	648

Florida	214	34,065,624	11.24	159,185	7.117	77.74	659
Georgia	33	4,876,167	1.61	147,763	7.816	81.75	664
Hawaii	8	2,097,239	0.69	262,155	6.460	83.40	699
Idaho	3	345,372	0.11	115,124	6.644	66.94	637
Illinois	33	6,212,172	2.05	188,248	7.715	81.87	658
Indiana	37	4,019,994	1.33	108,648	7.170	86.36	697
Iowa	8	1,072,211	0.35	134,026	6.951	88.35	698
Kansas	7	703,068	0.23	100,438	7.029	85.79	706
Kentucky	11	1,483,391	0.49	134,854	6.864	83.08	688
Louisiana	12	1,326,983	0.44	110,582	7.318	80.36	669
Maine	23	2,961,677	0.98	128,769	7.074	77.31	673
Maryland	40	7,656,388	2.53	191,410	7.226	77.99	669
Massachusetts	71	18,256,813	6.03	257,138	6.405	81.01	676
Michigan	56	6,852,423	2.26	122,365	7.129	81.35	669
Minnesota	30	5,800,346	1.91	193,345	6.949	81.17	680
Mississippi	25	2,594,291	0.86	103,772	7.441	80.58	655
Missouri	30	3,412,404	1.13	113,747	7.023	84.70	677
Montana	3	446,014	0.15	148,671	7.443	84.69	647
Nevada	15	3,330,682	1.10	222,045	6.884	74.74	673
New Hampshire	18	3,044,573	1.00	169,143	6.699	72.71	666
New Jersey	53	10,372,747	3.42	195,712	7.129	76.76	662
New Mexico	5	587,786	0.19	117,557	7.601	85.27	665
New York	131	35,047,405	11.57	267,537	6.660	73.96	677
North Carolina	33	4,073,770	1.34	123,448	7.642	84.26	670
North Dakota	2	305,767	0.10	152,884	8.304	87.98	644
Ohio	105	12,653,690	4.18	120,511	7.461	83.32	650
Oklahoma	20	1,883,134	0.62	94,157	7.232	79.92	689
Oregon	12	2,512,378	0.83	209,365	6.361	76.93	721
Pennsylvania	95	14,832,302	4.90	156,129	6.880	80.36	674
Rhode Island	5	1,221,145	0.40	244,229	6.245	69.88	690
South Carolina	22	2,795,280	0.92	127,058	7.602	82.88	686
South Dakota	1	70,453	0.02	70,453	7.990	85.98	641
Tennessee	16	2,360,152	0.78	147,509	7.004	86.04	700
Texas	75	7,790,342	2.57	103,871	7.634	74.63	644

Utah	7	995,957	0.33	142,280	6.961	84.63	679
Vermont	5	797,416	0.26	159,483	7.630	73.55	640
Washington	59	13,110,543	4.33	222,213	6.755	81.12	683
Wisconsin	82	13,783,471	4.55	168,091	7.268	84.93	676
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

17. Documentation

Documentation	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Full Docs	1,481	$265,370,065	87.58%	$179,183	6.896%	79.22%	673
Limited Doc	153	25,380,887	8.38	165,888	7.350	76.32	657
Stated Doc	73	12,239,994	4.04	167,671	7.407	72.28	679
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and

volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
FRM Loans
1,707 records

Selection Criteria: FRM Loans
Table of Contents

1. Original Mortgage Loan Balance
2. Remaining Balance
3. Mortgage Rates (%)
4. Original Term
5. Remaining Term
6. LIEN
7. AGE
8. LTV
9. Owner Occupancy
10. Property Type
11. Loan Purpose
12. Rate Type
13. Prepayment Flag
14. Prepayment Penalty Term
15. FICO Scores
16. State
17. Documentation

1. Original Mortgage Loan Balance

Original Mortgage Loan Balance	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
50,001 - 75,000	245	$16,111,089	5.32%	$65,760	8.408%	67.11%	637
75,001 - 100,000	232	20,158,191	6.65	86,889	7.707	76.17	656
100,001 - 125,000	211	23,673,971	7.81	112,199	7.382	79.17	665
125,001 - 150,000	210	28,885,701	9.53	137,551	7.114	79.69	668
150,001 - 175,000	133	21,577,822	7.12	162,239	7.040	79.83	672
175,001 - 200,000	144	26,948,044	8.89	187,139	7.002	78.51	670
200,001 - 225,000	93	19,709,464	6.50	211,930	6.934	80.96	675
225,001 - 250,000	82	19,544,069	6.45	238,342	6.788	78.83	675
250,001 - 275,000	82	21,512,686	7.10	262,350	6.434	79.48	685

275,001 - 300,000	51	14,727,142	4.86	288,767	6.586	77.17	674
300,001 - 325,000	50	15,587,405	5.14	311,748	6.619	80.43	673
325,001 - 350,000	42	14,145,768	4.67	336,804	6.524	79.01	681
350,001 - 375,000	30	10,815,148	3.57	360,505	6.502	81.12	685
375,001 - 400,000	10	3,862,491	1.27	386,249	6.754	83.14	667
400,001 - 425,000	19	7,869,166	2.60	414,167	6.411	79.72	695
425,001 - 450,000	15	6,557,380	2.16	437,159	6.596	80.68	673
450,001 - 475,000	13	6,076,244	2.01	467,403	6.467	82.11	687
475,001 - 500,000	13	6,367,583	2.10	489,814	6.451	76.70	686
500,001 - 525,000	3	1,515,719	0.50	505,240	6.348	85.40	710
525,001 - 550,000	8	4,285,918	1.41	535,740	6.754	79.21	673
550,001 - 575,000	3	1,678,294	0.55	559,431	6.214	80.12	699
575,001 - 600,000	7	4,093,008	1.35	584,715	6.866	83.31	672
600,001 - 625,000	1	624,440	0.21	624,440	6.550	82.24	650
625,001 - 650,000	6	3,819,534	1.26	636,589	6.677	80.69	690
650,001 - 675,000	1	669,352	0.22	669,352	6.150	77.46	743
675,001 - 700,000	1	686,248	0.23	686,248	5.500	62.46	730
725,001 - 750,000	2	1,489,068	0.49	744,534	7.002	80.50	645
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

2. Remaining Balance

Remaining Balance	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
50,001 - 75,000	245	$16,111,089	5.32%	$65,760	8.408%	67.11%	637
75,001 - 100,000	233	20,257,667	6.69	86,943	7.704	76.18	656
100,001 - 125,000	210	23,574,495	7.78	112,260	7.383	79.17	665
125,001 - 150,000	210	28,885,701	9.53	137,551	7.114	79.69	668
150,001 - 175,000	133	21,577,822	7.12	162,239	7.040	79.83	672
175,001 - 200,000	144	26,948,044	8.89	187,139	7.002	78.51	670
200,001 - 225,000	93	19,709,464	6.50	211,930	6.934	80.96	675

225,001 - 250,000	83	19,794,058	6.53	238,483	6.789	78.97	675
250,001 - 275,000	81	21,262,697	7.02	262,502	6.429	79.36	685
275,001 - 300,000	51	14,727,142	4.86	288,767	6.586	77.17	674
300,001 - 325,000	50	15,587,405	5.14	311,748	6.619	80.43	673
325,001 - 350,000	42	14,145,768	4.67	336,804	6.524	79.01	681
350,001 - 375,000	30	10,815,148	3.57	360,505	6.502	81.12	685
375,001 - 400,000	10	3,862,491	1.27	386,249	6.754	83.14	667
400,001 - 425,000	19	7,869,166	2.60	414,167	6.411	79.72	695
425,001 - 450,000	15	6,557,380	2.16	437,159	6.596	80.68	673
450,001 - 475,000	13	6,076,244	2.01	467,403	6.467	82.11	687
475,001 - 500,000	13	6,367,583	2.10	489,814	6.451	76.70	686
500,001 - 525,000	3	1,515,719	0.50	505,240	6.348	85.40	710
525,001 - 550,000	8	4,285,918	1.41	535,740	6.754	79.21	673
550,001 - 575,000	3	1,678,294	0.55	559,431	6.214	80.12	699
575,001 - 600,000	7	4,093,008	1.35	584,715	6.866	83.31	672
600,001 - 625,000	1	624,440	0.21	624,440	6.550	82.24	650
625,001 - 650,000	6	3,819,534	1.26	636,589	6.677	80.69	690
650,001 - 675,000	1	669,352	0.22	669,352	6.150	77.46	743
675,001 - 700,000	1	686,248	0.23	686,248	5.500	62.46	730
725,001 - 750,000	2	1,489,068	0.49	744,534	7.002	80.50	645
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

3. Mortgage Rates (%)

Mortgage Rates (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
5.500 - 5.999	147	$37,103,807	12.25%	$252,407	5.879%	74.15%	733
6.000 - 6.499	318	70,530,984	23.28	221,796	6.269	79.51	697
6.500 - 6.999	426	87,656,813	28.93	205,767	6.736	81.52	674
7.000 - 7.499	222	37,477,447	12.37	168,817	7.240	78.13	652
7.500 - 7.999	267	35,366,498	11.67	132,459	7.743	79.83	641

8.000 - 8.499	103	13,225,739	4.37	128,405	8.256	77.63	627
8.500 - 8.999	97	10,839,660	3.58	111,749	8.740	76.47	612
9.000 - 9.499	31	2,733,734	0.90	88,185	9.249	73.90	590
9.500 - 9.999	46	4,258,091	1.41	92,567	9.762	64.18	583
10.000 - 10.499	20	1,697,019	0.56	84,851	10.229	68.16	550
10.500 - 10.999	16	1,179,772	0.39	73,736	10.720	65.99	565
11.000 - 11.499	5	336,500	0.11	67,300	11.162	68.93	559
11.500 - 11.999	9	584,881	0.19	64,987	11.666	70.98	537
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

4. Original Term

Original Term	**Number of Mortgage Loans**	**Remaining Principal Balance**	**% of Remaining Principal Balance**	**Average Principal Balance**	**WA Gross CPN**	**Weighted Average LTV**	**Weighted Average FICO**
0 - 180	193	$22,116,400	7.30%	$114,593	7.050%	75.87%	669
181 - 240	73	10,098,763	3.33	138,339	7.200	74.68	665
241 - 300	37	6,607,298	2.18	178,576	6.937	78.02	685
301 - 360	1,404	264,168,484	87.19	188,154	6.938	79.11	672
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

5. Remaining Term

Remaining Term	**Number of Mortgage Loans**	**Remaining Principal Balance**	**% of Remaining Principal Balance**	**Average Principal Balance**	**WA Gross CPN**	**Weighted Average LTV**	**Weighted Average FICO**
61 - 120	25	$2,281,312	0.75%	$91,252	7.683%	66.54%	637
121 - 180	168	19,835,088	6.55	118,066	6.977	76.94	672
181 - 240	73	10,098,763	3.33	138,339	7.200	74.68	665
241 - 300	37	6,607,298	2.18	178,576	6.937	78.02	685

301 - 360	1,404	264,168,484	87.19	188,154	6.938	79.11	672
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

6. LIEN

LIEN	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
First Lien	1,707	$302,990,945	100.00%	$177,499	6.955%	78.70%	672
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

7. AGE

AGE	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
0.000	4	$604,812	0.20%	$151,203	6.429%	83.56%	694
1.000	1,663	294,193,904	97.10	176,906	6.963	78.78	672
2.000	38	7,933,688	2.62	208,781	6.676	75.33	672
5.000	1	198,728	0.07	198,728	7.350	84.89	636
6.000	1	59,814	0.02	59,814	9.350	89.55	603
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

8. LTV

LTV	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO

10.00 - 14.99	1	$59,851	0.02%	$59,851	9.650%	13.04%	598
15.00 - 19.99	8	641,396	0.21	80,175	7.468	18.88	658
20.00 - 24.99	5	334,229	0.11	66,846	7.820	23.21	631
25.00 - 29.99	14	1,932,245	0.64	138,018	7.011	27.72	635
30.00 - 34.99	14	1,354,561	0.45	96,754	7.705	32.82	643
35.00 - 39.99	20	2,307,221	0.76	115,361	7.492	37.95	625
40.00 - 44.99	26	3,093,277	1.02	118,972	7.294	42.99	656
45.00 - 49.99	33	4,751,582	1.57	143,987	7.279	47.77	649
50.00 - 54.99	44	5,497,258	1.81	124,938	7.431	52.29	634
55.00 - 59.99	53	9,044,897	2.99	170,658	6.652	57.69	676
60.00 - 64.99	68	11,544,577	3.81	169,773	6.932	62.48	666
65.00 - 69.99	103	16,715,506	5.52	162,286	6.899	67.47	658
70.00 - 74.99	151	27,062,873	8.93	179,224	7.024	72.68	650
75.00 - 79.99	188	35,915,580	11.85	191,040	6.927	77.41	670
80.00 - 84.99	266	54,710,425	18.06	205,678	6.864	81.94	667
85.00 - 89.99	344	65,381,213	21.58	190,062	6.852	87.62	685
90.00 - 94.99	352	59,996,372	19.80	170,444	7.019	90.19	687
95.00 - 99.99	17	2,647,882	0.87	155,758	7.947	95.00	703
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

9. Owner Occupancy

Owner Occupancy	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Non-Owner	37	$4,154,725	1.37%	$112,290	7.644%	80.65%	689
Owner Occ	1,653	296,258,118	97.78	179,225	6.943	78.65	672
Second Home	17	2,578,103	0.85	151,653	7.270	81.96	658
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

10. Property Type

Property Type	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
2-4 Units	51	$11,465,023	3.78%	$224,804	6.844%	74.92%	670
Condo	49	8,143,780	2.69	166,200	6.860	75.74	669
Manu/Mobil	96	9,841,819	3.25	102,519	7.750	70.46	665
Pud	107	22,945,401	7.57	214,443	6.889	80.62	665
Pud-Attach	10	2,140,037	0.71	214,004	6.815	76.78	656
Sfr	1,372	245,362,106	80.98	178,835	6.936	79.18	674
Sfr-Attach	22	3,092,780	1.02	140,581	7.220	75.66	650
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Purchase	30	$4,219,889	1.39%	$140,663	7.057%	79.26%	675
Refi-Cash Out	1,550	278,778,763	92.01	179,857	6.964	78.42	671
Refi-No Cashout	127	19,992,293	6.60	157,420	6.813	82.52	693
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

12. Rate Type

Rate Type	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
FIXED	1,707	$302,990,945	100.00%	$177,499	6.955%	78.70%	672

Total:	1,707	$302,990,945	100.00%	$177,499	6.955%	78.70%	672

Top

13. Prepayment Flag

Prepayment Flag	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
N	396	$66,418,080	21.92%	$167,722	7.198%	79.72%	668
Y	1,311	236,572,865	78.08	180,452	6.887	78.41	673
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
0	396	$66,418,080	21.92%	$167,722	7.198%	79.72%	668
12	131	34,833,227	11.50	265,902	6.608	73.76	678
24	2	697,662	0.23	348,831	7.453	78.26	636
30	8	1,646,532	0.54	205,817	7.015	80.60	661
36	1,170	199,395,444	65.81	170,423	6.933	79.21	673
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

15. FICO Scores

FICO Scores	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO

500 - 519	19	$1,604,062	0.53%	$84,424	9.895%	53.64%	509
520 - 539	22	2,104,393	0.69	95,654	9.752	60.05	528
540 - 559	35	3,858,556	1.27	110,244	9.485	68.22	549
560 - 579	32	4,307,164	1.42	134,599	8.586	68.91	569
580 - 599	65	9,156,081	3.02	140,863	8.360	73.83	589
600 - 619	114	16,075,686	5.31	141,015	7.760	74.34	609
620 - 639	211	33,389,154	11.02	158,242	7.502	78.96	630
640 - 659	365	67,474,105	22.27	184,861	6.914	78.09	648
660 - 679	292	56,629,160	18.69	193,935	6.694	78.97	669
680 - 699	126	25,727,185	8.49	204,184	6.867	79.86	688
700 - 719	55	10,466,534	3.45	190,301	6.798	79.93	709
720 - 739	136	27,414,536	9.05	201,577	6.311	82.34	731
740 - 759	126	22,880,883	7.55	181,594	6.280	82.98	750
760 - 779	65	14,017,860	4.63	215,659	6.177	81.85	769
780 - 799	35	6,025,800	1.99	172,166	6.197	78.91	787
800 - 819	7	1,448,359	0.48	206,908	6.217	81.96	806
820 - 839	2	411,428	0.14	205,714	6.109	88.14	821
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

16. State

State	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Alabama	19	$2,467,627	0.81%	$129,875	7.015%	87.72%	710
Alaska	1	169,268	0.06	169,268	6.750	90.00	731
Arizona	65	11,461,078	3.78	176,324	6.782	79.98	665
Arkansas	7	730,897	0.24	104,414	8.169	79.86	655
California	164	43,659,172	14.41	266,214	6.630	73.89	677
Colorado	15	2,922,461	0.96	194,831	6.813	81.08	696
Connecticut	20	4,221,498	1.39	211,075	6.594	81.33	680
Delaware	11	1,607,371	0.53	146,125	7.162	77.35	648

Florida	214	34,065,624	11.24	159,185	7.117	77.74	659
Georgia	33	4,876,167	1.61	147,763	7.816	81.75	664
Hawaii	8	2,097,239	0.69	262,155	6.460	83.40	699
Idaho	3	345,372	0.11	115,124	6.644	66.94	637
Illinois	33	6,212,172	2.05	188,248	7.715	81.87	658
Indiana	37	4,019,994	1.33	108,648	7.170	86.36	697
Iowa	8	1,072,211	0.35	134,026	6.951	88.35	698
Kansas	7	703,068	0.23	100,438	7.029	85.79	706
Kentucky	11	1,483,391	0.49	134,854	6.864	83.08	688
Louisiana	12	1,326,983	0.44	110,582	7.318	80.36	669
Maine	23	2,961,677	0.98	128,769	7.074	77.31	673
Maryland	40	7,656,388	2.53	191,410	7.226	77.99	669
Massachusetts	71	18,256,813	6.03	257,138	6.405	81.01	676
Michigan	56	6,852,423	2.26	122,365	7.129	81.35	669
Minnesota	30	5,800,346	1.91	193,345	6.949	81.17	680
Mississippi	25	2,594,291	0.86	103,772	7.441	80.58	655
Missouri	30	3,412,404	1.13	113,747	7.023	84.70	677
Montana	3	446,014	0.15	148,671	7.443	84.69	647
Nevada	15	3,330,682	1.10	222,045	6.884	74.74	673
New Hampshire	18	3,044,573	1.00	169,143	6.699	72.71	666
New Jersey	53	10,372,747	3.42	195,712	7.129	76.76	662
New Mexico	5	587,786	0.19	117,557	7.601	85.27	665
New York	131	35,047,405	11.57	267,537	6.660	73.96	677
North Carolina	33	4,073,770	1.34	123,448	7.642	84.26	670
North Dakota	2	305,767	0.10	152,884	8.304	87.98	644
Ohio	105	12,653,690	4.18	120,511	7.461	83.32	650
Oklahoma	20	1,883,134	0.62	94,157	7.232	79.92	689
Oregon	12	2,512,378	0.83	209,365	6.361	76.93	721
Pennsylvania	95	14,832,302	4.90	156,129	6.880	80.36	674
Rhode Island	5	1,221,145	0.40	244,229	6.245	69.88	690
South Carolina	22	2,795,280	0.92	127,058	7.602	82.88	686
South Dakota	1	70,453	0.02	70,453	7.990	85.98	641
Tennessee	16	2,360,152	0.78	147,509	7.004	86.04	700
Texas	75	7,790,342	2.57	103,871	7.634	74.63	644

Utah	7	995,957	0.33	142,280	6.961	84.63	679
Vermont	5	797,416	0.26	159,483	7.630	73.55	640
Washington	59	13,110,543	4.33	222,213	6.755	81.12	683
Wisconsin	82	13,783,471	4.55	168,091	7.268	84.93	676
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

17. Documentation

Documentation	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Full Docs	1,481	$265,370,065	87.58%	$179,183	6.896%	79.22%	673
Limited Doc	153	25,380,887	8.38	165,888	7.350	76.32	657
Stated Doc	73	12,239,994	4.04	167,671	7.407	72.28	679
Total:	**1,707**	**$302,990,945**	**100.00%**	**$177,499**	**6.955%**	**78.70%**	**672**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and

volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
IO Loans
1,150 records

Selection Criteria: IO Loans
Table of Contents

1. Original Mortgage Loan Balance
2. Remaining Balance
3. Mortgage Rates (%)
4. Original Term
5. Remaining Term
6. LIEN
7. AGE
8. LTV
9. Owner Occupancy
10. Property Type
11. Loan Purpose
12. Rate Type
13. Prepayment Flag
14. Prepayment Penalty Term
15. FICO Scores
16. State
17. Documentation

1. Original Mortgage Loan Balance

Original Mortgage Loan Balance	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
50,001 - 75,000	19	$1,229,525	0.42%	$64,712	8.152%	67.93%	650
75,001 - 100,000	57	5,122,661	1.75	89,871	7.473	78.57	655
100,001 - 125,000	77	8,708,313	2.98	113,095	7.142	80.46	664
125,001 - 150,000	113	15,624,661	5.34	138,271	7.005	79.59	654
150,001 - 175,000	105	16,946,766	5.80	161,398	7.019	79.90	660
175,001 - 200,000	118	22,065,480	7.55	186,996	7.107	80.20	659
200,001 - 225,000	104	22,101,034	7.56	212,510	7.028	80.06	659
225,001 - 250,000	62	14,745,271	5.04	237,827	6.856	81.12	663
250,001 - 275,000	75	19,688,435	6.73	262,512	6.695	79.67	661

275,001 - 300,000	70	20,192,781	6.91	288,468	6.643	82.82	667
300,001 - 325,000	67	20,934,980	7.16	312,462	6.691	83.02	678
325,001 - 350,000	49	16,487,620	5.64	336,482	6.646	79.82	673
350,001 - 375,000	47	17,038,471	5.83	362,521	6.671	82.49	678
375,001 - 400,000	27	10,436,207	3.57	386,526	6.735	82.43	658
400,001 - 425,000	28	11,589,722	3.96	413,919	6.860	82.70	685
425,001 - 450,000	25	10,955,197	3.75	438,208	6.483	81.35	663
450,001 - 475,000	29	13,415,211	4.59	462,593	6.753	83.44	658
475,001 - 500,000	21	10,225,090	3.50	486,909	6.903	82.36	662
500,001 - 525,000	6	3,093,800	1.06	515,633	6.235	85.84	686
525,001 - 550,000	11	5,901,500	2.02	536,500	6.977	84.56	678
550,001 - 575,000	4	2,216,300	0.76	554,075	6.612	88.66	684
575,001 - 600,000	10	5,911,895	2.02	591,190	6.788	85.08	653
600,001 - 625,000	1	613,000	0.21	613,000	5.650	81.73	649
625,001 - 650,000	10	6,349,999	2.17	635,000	6.729	79.76	680
650,001 - 675,000	5	3,275,383	1.12	655,077	6.679	82.02	669
675,001 - 700,000	2	1,368,000	0.47	684,000	6.597	82.49	660
700,001 - 725,000	2	1,437,500	0.49	718,750	6.643	78.46	687
725,001 - 750,000	4	2,979,999	1.02	745,000	7.180	81.96	691
800,001 - 825,000	1	825,000	0.28	825,000	6.650	80.10	703
875,001 - 900,000	1	892,000	0.31	892,000	6.750	80.00	646
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

2. Remaining Balance

Remaining Balance	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
50,001 - 75,000	19	$1,229,525	0.42%	$64,712	8.152%	67.93%	650
75,001 - 100,000	57	5,122,661	1.75	89,871	7.473	78.57	655
100,001 - 125,000	77	8,708,313	2.98	113,095	7.142	80.46	664
125,001 - 150,000	113	15,624,661	5.34	138,271	7.005	79.59	654

150,001 - 175,000	105	16,946,766	5.80	161,398	7.019	79.90	660
175,001 - 200,000	118	22,065,480	7.55	186,996	7.107	80.20	659
200,001 - 225,000	104	22,101,034	7.56	212,510	7.028	80.06	659
225,001 - 250,000	62	14,745,271	5.04	237,827	6.856	81.12	663
250,001 - 275,000	75	19,688,435	6.73	262,512	6.695	79.67	661
275,001 - 300,000	70	20,192,781	6.91	288,468	6.643	82.82	667
300,001 - 325,000	67	20,934,980	7.16	312,462	6.691	83.02	678
325,001 - 350,000	49	16,487,620	5.64	336,482	6.646	79.82	673
350,001 - 375,000	47	17,038,471	5.83	362,521	6.671	82.49	678
375,001 - 400,000	27	10,436,207	3.57	386,526	6.735	82.43	658
400,001 - 425,000	28	11,589,722	3.96	413,919	6.860	82.70	685
425,001 - 450,000	25	10,955,197	3.75	438,208	6.483	81.35	663
450,001 - 475,000	29	13,415,211	4.59	462,593	6.753	83.44	658
475,001 - 500,000	21	10,225,090	3.50	486,909	6.903	82.36	662
500,001 - 525,000	6	3,093,800	1.06	515,633	6.235	85.84	686
525,001 - 550,000	11	5,901,500	2.02	536,500	6.977	84.56	678
550,001 - 575,000	4	2,216,300	0.76	554,075	6.612	88.66	684
575,001 - 600,000	10	5,911,895	2.02	591,190	6.788	85.08	653
600,001 - 625,000	1	613,000	0.21	613,000	5.650	81.73	649
625,001 - 650,000	10	6,349,999	2.17	635,000	6.729	79.76	680
650,001 - 675,000	5	3,275,383	1.12	655,077	6.679	82.02	669
675,001 - 700,000	2	1,368,000	0.47	684,000	6.597	82.49	660
700,001 - 725,000	2	1,437,500	0.49	718,750	6.643	78.46	687
725,001 - 750,000	4	2,979,999	1.02	745,000	7.180	81.96	691
800,001 - 825,000	1	825,000	0.28	825,000	6.650	80.10	703
875,001 - 900,000	1	892,000	0.31	892,000	6.750	80.00	646
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

3. Mortgage Rates (%)

Mortgage	Number of	Remaining Principal	% of Remaining	Average Principal	WA Gross	Weighted Average	Weighted Average

Rates (%)	Mortgage Loans	Balance	Principal Balance	Balance	CPN	LTV	FICO
5.500 - 5.999	125	$37,611,989	12.86%	$300,896	5.868%	78.40%	701
6.000 - 6.499	232	67,409,669	23.06	290,559	6.290	79.59	673
6.500 - 6.999	379	96,430,785	32.98	254,435	6.744	81.64	661
7.000 - 7.499	169	40,541,582	13.87	239,891	7.228	82.25	647
7.500 - 7.999	144	29,285,519	10.02	203,372	7.703	84.12	654
8.000 - 8.499	49	10,169,099	3.48	207,533	8.274	84.72	669
8.500 - 8.999	29	5,703,528	1.95	196,673	8.648	85.28	644
9.000 - 9.499	7	1,502,000	0.51	214,571	9.263	89.47	693
9.500 - 9.999	11	2,741,130	0.94	249,194	9.745	86.39	642
10.000 - 10.499	3	561,000	0.19	187,000	10.269	82.48	651
10.500 - 10.999	1	243,000	0.08	243,000	10.850	90.00	636
11.500 - 11.999	1	172,500	0.06	172,500	11.990	89.99	646
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

4. Original Term

Original Term	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
301 - 360	1,150	$292,371,801	100.00%	$254,236	6.834%	81.36%	666
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

5. Remaining Term

Remaining Term	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
301 - 360	1,150	$292,371,801	100.00%	$254,236	6.834%	81.36%	666

Total:	1,150	$292,371,801	100.00%	$254,236	6.834%	81.36%	666

Top

6. LIEN

LIEN	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
First Lien	1,150	$292,371,801	100.00%	$254,236	6.834%	81.36%	666
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

7. AGE

AGE	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
0.000	4	$643,085	0.22%	$160,771	6.228%	75.93%	713
1.000	1,133	288,203,794	98.57	254,372	6.838	81.41	666
2.000	13	3,524,922	1.21	271,148	6.649	78.67	654
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

8. LTV

LTV	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
15.00 - 19.99	2	$156,731	0.05%	$78,366	7.129%	18.32%	637
20.00 - 24.99	3	222,300	0.08	74,100	7.408	21.62	663
25.00 - 29.99	5	757,000	0.26	151,400	7.269	27.64	638

30.00 - 34.99	3	413,000	0.14	137,667	6.902	32.78	652
35.00 - 39.99	9	1,454,000	0.50	161,556	6.504	37.81	674
40.00 - 44.99	11	2,080,769	0.71	189,161	6.600	42.28	683
45.00 - 49.99	17	3,039,408	1.04	178,789	6.597	47.49	662
50.00 - 54.99	16	3,408,761	1.17	213,048	6.518	52.79	663
55.00 - 59.99	16	3,416,083	1.17	213,505	6.706	57.87	683
60.00 - 64.99	29	6,260,276	2.14	215,872	6.733	62.42	656
65.00 - 69.99	49	14,576,838	4.99	297,486	6.686	67.45	663
70.00 - 74.99	92	23,738,887	8.12	258,031	6.500	72.84	668
75.00 - 79.99	115	29,845,923	10.21	259,530	6.647	77.78	664
80.00 - 84.99	212	58,951,207	20.16	278,072	6.723	82.08	661
85.00 - 89.99	262	70,626,414	24.16	269,566	6.850	87.58	668
90.00 - 94.99	297	70,568,979	24.14	237,606	7.153	90.13	668
95.00 - 99.99	12	2,855,225	0.98	237,935	7.530	95.00	704
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

9. Owner Occupancy

Owner Occupancy	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Owner Occ	1,141	$290,119,899	99.23%	$254,268	6.833%	81.33%	666
Second Home	9	2,251,902	0.77	250,211	7.075	85.57	687
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

10. Property Type

Property Type	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO

2-4 Units	60	$19,090,027	6.53%	$318,167	6.803%	79.02%	667
Condo	61	13,266,467	4.54	217,483	6.828	81.70	669
Pud	68	19,181,304	6.56	282,078	6.730	82.33	672
Pud-Attach	4	855,904	0.29	213,976	7.136	85.01	666
Sfr	949	238,242,124	81.49	251,045	6.845	81.44	665
Sfr-Attach	8	1,735,975	0.59	216,997	6.728	81.14	664
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

11. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Purchase	35	$7,235,430	2.47%	$206,727	7.034%	81.46%	669
Refi-Cash Out	1,047	270,255,737	92.44	258,124	6.842	81.33	666
Refi-No Cashout	68	14,880,634	5.09	218,833	6.601	81.95	671
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

12. Rate Type

Rate Type	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
ARM	881	$225,361,477	77.08%	$255,802	6.858%	81.87%	662
FIXED	269	67,010,324	22.92	249,109	6.753	79.65	678
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

13. Prepayment Flag

Prepayment Flag	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
N	442	$116,609,167	39.88%	$263,822	7.054%	82.29%	666
Y	708	175,762,634	60.12	248,252	6.689	80.75	666
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
0	442	$116,609,167	39.88%	$263,822	7.054%	82.29%	666
12	31	9,263,418	3.17	298,820	6.614	78.84	672
24	2	956,300	0.33	478,150	6.966	85.62	644
30	6	1,851,328	0.63	308,555	6.658	81.10	643
36	669	163,691,588	55.99	244,681	6.691	80.82	666
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

15. FICO Scores

FICO Scores	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
620 - 639	327	$76,532,963	26.18%	$234,046	7.193%	81.08%	629
640 - 659	333	83,555,392	28.58	250,917	6.858	80.85	649
660 - 679	248	63,112,170	21.59	254,485	6.637	81.37	670
680 - 699	86	24,614,780	8.42	286,218	6.789	82.09	690

700 - 719	29	8,546,581	2.92	294,710	6.866	82.09	707
720 - 739	44	12,239,135	4.19	278,162	6.524	81.72	731
740 - 759	41	11,621,172	3.97	283,443	6.331	85.14	749
760 - 779	28	7,855,357	2.69	280,548	6.518	81.23	766
780 - 799	11	3,314,201	1.13	301,291	5.969	80.36	791
800 - 819	3	980,050	0.34	326,683	5.730	77.04	804
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

16. State

State	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Alabama	8	$1,705,573	0.58%	$213,197	6.881%	79.52%	672
Arizona	50	8,906,153	3.05	178,123	6.801	83.45	661
Arkansas	3	372,197	0.13	124,066	7.784	87.50	635
California	298	96,922,676	33.15	325,244	6.606	77.66	667
Colorado	18	3,568,507	1.22	198,250	6.889	83.68	668
Connecticut	6	1,861,700	0.64	310,283	7.038	83.75	664
Florida	126	24,175,503	8.27	191,869	6.972	82.59	658
Georgia	38	7,210,993	2.47	189,763	7.678	88.12	654
Hawaii	5	1,324,960	0.45	264,992	7.230	85.32	671
Idaho	1	157,500	0.05	157,500	5.990	90.00	807
Illinois	35	7,958,336	2.72	227,381	7.401	84.60	669
Indiana	9	1,308,679	0.45	145,409	7.493	88.39	670
Iowa	1	170,982	0.06	170,982	7.350	90.00	677
Kansas	1	159,994	0.05	159,994	6.990	90.00	651
Kentucky	3	328,700	0.11	109,567	7.040	72.97	667
Louisiana	1	95,700	0.03	95,700	7.750	87.00	635
Maine	4	1,213,700	0.42	303,425	7.525	88.75	679
Maryland	66	16,519,270	5.65	250,292	7.070	84.13	659
Massachusetts	82	26,909,492	9.20	328,165	6.139	82.60	674

Michigan	37	5,878,410	2.01	158,876	7.130	87.58	662
Minnesota	26	4,978,334	1.70	191,474	6.928	87.53	683
Mississippi	1	86,330	0.03	86,330	5.875	89.00	747
Missouri	10	1,537,349	0.53	153,735	7.062	85.87	676
Nevada	20	4,970,801	1.70	248,540	6.765	76.67	669
New Hampshire	8	1,898,500	0.65	237,313	7.178	84.53	671
New Jersey	65	17,299,792	5.92	266,151	7.356	78.87	653
New York	62	20,657,467	7.07	333,185	7.052	80.93	675
North Carolina	11	2,907,728	0.99	264,339	6.995	83.46	662
Ohio	18	2,435,500	0.83	135,306	7.565	86.12	653
Oklahoma	2	294,236	0.10	147,118	7.064	89.98	675
Oregon	12	2,309,925	0.79	192,494	6.895	84.92	672
Pennsylvania	28	5,895,829	2.02	210,565	6.643	85.57	666
Rhode Island	10	2,380,627	0.81	238,063	6.565	78.11	662
South Carolina	3	712,048	0.24	237,349	7.981	83.65	647
South Dakota	2	476,950	0.16	238,475	7.000	89.89	675
Tennessee	13	2,428,923	0.83	186,840	6.884	86.30	689
Texas	5	586,765	0.20	117,353	7.248	83.03	657
Utah	6	994,300	0.34	165,717	6.938	84.67	652
Vermont	2	338,932	0.12	169,466	7.178	77.61	653
Washington	38	9,191,889	3.14	241,892	6.932	86.06	672
Wisconsin	12	2,411,551	0.82	200,963	7.247	86.42	667
Washington DC	4	829,000	0.28	207,250	6.292	72.44	650
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

17. Documentation

Documentation	Number of Mortgage Loans	Remaining Principal Balance	% of Remaining Principal Balance	Average Principal Balance	WA Gross CPN	Weighted Average LTV	Weighted Average FICO
Full Docs	894	$225,232,740	77.04%	$251,938	6.754%	81.92%	667
Limited Doc	142	37,197,828	12.72	261,957	6.951	81.44	663

Stated Doc	114	29,941,233	10.24	262,642	7.292	77.07	666
Total:	**1,150**	**$292,371,801**	**100.00%**	**$254,236**	**6.834%**	**81.36%**	**666**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. FICO (Aggregate Pool)
2. FICO (IO Loans)

1. FICO (Aggregate Pool)

FICO (Aggregate Pool)	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Secon Lie (Simultaneou or Silent
500 - 519	56,591,930.30	67.20	77.92	75.22	99.08	0.00	9.118	6.614	0.7
520 - 539	102,565,219.95	71.57	90.00	72.51	98.57	0.00	9.054	6.384	0.1
540 - 559	116,519,580.39	75.19	90.00	74.39	99.35	0.00	8.621	6.113	0.7
560 - 579	131,716,613.04	76.58	95.00	74.55	98.69	0.00	8.264	6.001	0.2
580 - 599	140,962,163.04	78.48	90.00	73.39	98.38	0.00	7.873	5.875	0.5
600 - 619	150,255,916.69	78.74	90.00	74.20	97.53	0.00	7.651	5.861	3.1
620 - 639	193,931,829.69	80.20	90.00	74.66	97.35	39.46	7.361	5.603	2.4
640 - 659	197,791,620.01	79.97	93.82	78.87	97.79	42.24	6.998	5.370	2.2
660 - 679	143,286,703.55	80.16	90.00	82.33	96.00	44.05	6.762	5.162	4.0
680 - 699	52,825,426.16	81.73	95.00	76.40	98.10	46.60	6.982	5.042	2.0
700 - 719	20,766,063.97	79.63	95.00	76.42	95.59	41.16	7.023	5.007	1.4
720 - 739	40,840,685.80	83.07	95.00	80.97	94.72	29.97	6.483	3.773	1.8
740 - 759	35,484,716.61	84.98	95.00	85.10	95.72	32.75	6.363	3.463	0.5
760 - 779	21,108,946.05	82.43	95.00	84.18	97.82	37.21	6.291	3.587	0.0
780 - 799	8,781,470.06	80.42	91.18	86.01	96.74	37.74	6.180	3.486	0.0
800 - 819	2,351,045.19	80.78	90.00	77.00	90.56	41.69	6.048	3.167	0.0
820 - 839	411,428.35	88.14	90.00	100.00	74.21	0.00	6.109	0.000	0.0
Total:	**1,416,191,358.85**	**78.23**	**95.00**	**76.44**	**97.71**	**20.64**	**7.617**	**5.737**	**1.7**

Top

2. FICO (IO Loans)

FICO (IO Loans)	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Second Lien (Simultaneous or Silent)
620 - 639	76,532,963.25	81.08	90.00	73.47	99.57	100.00	7.193	5.529	1.28
640 - 659	83,555,391.68	80.85	90.00	78.07	99.68	100.00	6.858	5.298	1.73
660 - 679	63,112,170.00	81.37	90.00	80.75	99.00	100.00	6.637	5.027	5.22
680 - 699	24,614,780.00	82.09	95.00	73.39	98.82	100.00	6.789	4.942	2.29
700 - 719	8,546,581.00	82.09	95.00	81.98	100.00	100.00	6.866	4.813	0.00
720 - 739	12,239,135.00	81.72	95.00	72.82	97.46	100.00	6.524	3.666	2.54
740 - 759	11,621,172.00	85.14	95.00	78.35	96.33	100.00	6.331	3.247	1.76
760 - 779	7,855,357.00	81.23	90.00	72.20	100.00	100.00	6.518	3.542	0.00
780 - 799	3,314,201.00	80.36	91.18	92.46	100.00	100.00	5.969	3.306	0.00
800 - 819	980,050.00	77.04	90.00	100.00	100.00	100.00	5.730	3.095	0.00
Total:	**292,371,800.93**	**81.36**	**95.00**	**77.04**	**99.23**	**100.00**	**6.834**	**5.084**	**2.32**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved.

The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	1.36	1.80	1.47	1.42	1.08	1.23	1.23	1.44	0.94	0.42	0.22	0.62
65.01 - 70.00	0.00	0.43	0.55	0.67	0.63	0.70	0.57	0.78	0.72	0.64	0.12	0.04	0.18
70.01 - 75.00	0.00	2.20	2.00	1.78	1.52	1.56	1.23	1.29	1.18	0.84	0.25	0.16	0.39
75.01 - 78.00	0.00	0.00	0.68	0.33	0.67	0.56	0.65	0.83	0.70	0.47	0.10	0.06	0.38
78.01 - 80.00	0.00	0.00	0.74	1.09	1.27	1.17	1.68	1.83	1.47	1.54	0.36	0.14	0.66
80.01 - 85.00	0.00	0.00	1.47	1.44	1.47	2.03	2.18	2.06	2.84	1.46	0.63	0.22	0.66
85.01 - 90.00	0.00	0.00	0.01	1.45	2.31	2.85	3.08	5.67	5.62	4.24	1.24	0.47	4.50
90.01 - 95.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00	0.60	0.15	0.31
Total:	**0.00**	**4.00**	**7.24**	**8.23**	**9.30**	**9.95**	**10.61**	**13.69**	**13.97**	**10.12**	**3.73**	**1.47**	**7.70**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may

desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Manufactured Housing
218 records

Selection Criteria: Manufactured Housing
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	3.13	5.17	2.39	2.57	3.45	2.62	2.61	0.32	2.45	0.88	2.31	1.57
65.01 - 70.00	0.00	0.00	0.00	4.51	5.66	1.76	0.00	0.70	4.41	0.82	0.37	1.42	0.00
70.01 - 75.00	0.00	0.00	0.00	0.00	0.00	5.64	6.33	2.39	1.70	1.18	0.71	0.41	0.00
75.01 - 78.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.24	0.29	0.90	0.94	0.00	0.52
78.01 - 80.00	0.00	0.00	0.00	0.00	0.00	0.00	0.65	2.10	7.01	5.41	3.98	3.01	6.52
Total:	**0.00**	**3.13**	**5.17**	**6.90**	**8.23**	**10.84**	**9.60**	**9.03**	**13.71**	**10.75**	**6.87**	**7.15**	**8.61**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk

and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
ARM Full Docs ARM Limited Doc ARM Stated Doc FIXED Full Docs FIXED Limited Doc FIXED Stated Doc
7,967 records

Selection Criteria: ARM Full Docs
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	1.57	2.06	1.79	1.34	1.11	1.08	1.20	0.77	0.54	0.16	0.12	0.15
65.01 - 70.00	0.00	0.53	0.51	0.61	0.81	0.73	0.46	0.77	0.51	0.31	0.05	0.00	0.02
70.01 - 75.00	0.00	2.94	2.27	1.95	1.66	1.62	1.22	1.16	0.93	0.64	0.12	0.02	0.12
75.01 - 78.00	0.00	0.01	0.83	0.45	0.78	0.71	0.61	0.86	0.54	0.32	0.06	0.00	0.04
78.01 - 80.00	0.00	0.00	1.07	1.35	1.55	1.41	1.99	1.80	1.28	1.22	0.08	0.04	0.09
80.01 - 85.00	0.00	0.00	2.13	2.05	2.04	2.42	2.74	2.27	2.30	1.01	0.37	0.12	0.45
85.01 - 90.00	0.00	0.00	0.01	2.02	3.45	3.83	3.97	6.10	5.26	4.02	1.01	0.42	2.06
90.01 - 95.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00	0.53	0.13	0.30
Total:	**0.00**	**5.05**	**8.88**	**10.23**	**11.64**	**11.82**	**12.07**	**14.17**	**11.59**	**8.07**	**2.39**	**0.86**	**3.24**

Top

Selection Criteria: ARM Limited Doc
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV -	0-	500-	520-	540-	560-	580-	600-	620-	640-	660-	680-	700-	720+

FICO	499	519	539	559	579	599	619	639	659	679	699	719	
0.00 - 65.00	0.00	1.40	2.15	1.85	1.66	1.40	1.03	0.90	1.24	0.43	0.06	0.30	0.19
65.01 - 70.00	0.00	0.82	0.51	0.94	0.20	1.16	0.47	0.32	0.24	0.77	0.00	0.00	0.00
70.01 - 75.00	0.00	2.60	3.41	2.02	1.95	1.40	1.17	1.95	0.75	0.28	0.11	0.24	0.00
75.01 - 78.00	0.00	0.00	1.67	0.09	1.20	0.48	0.40	0.49	0.39	0.06	0.00	0.00	0.00
78.01 - 80.00	0.00	0.00	0.88	1.29	0.88	1.49	1.57	2.68	0.83	2.05	0.47	0.00	0.27
80.01 - 85.00	0.00	0.00	1.99	2.00	2.10	2.95	2.48	2.00	2.32	1.45	0.00	0.05	0.04
85.01 - 90.00	0.00	0.00	0.00	2.25	2.60	4.71	4.74	7.07	4.73	2.39	1.08	0.32	1.55
90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.06
Total:	**0.00**	**4.81**	**10.61**	**10.42**	**10.59**	**13.59**	**11.86**	**15.42**	**10.51**	**7.43**	**1.73**	**0.91**	**2.11**

Top

Selection Criteria: ARM Stated Doc
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	2.37	3.01	1.64	3.73	2.05	3.02	1.84	1.65	1.24	0.78	0.20	0.00
65.01 - 70.00	0.00	0.21	2.09	1.61	1.42	0.65	2.10	2.12	0.68	1.49	0.06	0.20	0.00
70.01 - 75.00	0.00	1.79	2.69	3.54	3.20	3.11	1.80	1.99	1.64	1.10	0.30	0.69	0.56
75.01 - 78.00	0.00	0.00	0.00	0.55	0.47	0.65	1.05	1.93	0.61	0.15	0.35	0.00	0.00
78.01 - 80.00	0.00	0.00	0.00	1.68	2.56	1.62	2.14	1.59	2.61	0.93	1.35	0.32	0.76
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	1.48	2.08	1.55	3.60	0.28	0.69	0.00	0.54
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3.68	3.30	1.23	0.18	0.00	3.53
Total:	**0.00**	**4.37**	**7.79**	**9.01**	**11.37**	**9.56**	**12.19**	**14.70**	**14.08**	**6.42**	**3.71**	**1.40**	**5.39**

Top

Selection Criteria: FIXED Full Docs

Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.31	0.40	0.26	0.41	0.27	0.82	0.93	2.98	2.30	1.02	0.29	2.49
65.01 - 70.00	0.00	0.02	0.04	0.30	0.10	0.28	0.30	0.49	1.65	1.20	0.29	0.14	0.90
70.01 - 75.00	0.00	0.14	0.21	0.39	0.14	0.78	0.79	1.08	2.08	1.59	0.55	0.03	1.36
75.01 - 78.00	0.00	0.00	0.00	0.05	0.20	0.22	0.85	0.45	1.30	1.12	0.12	0.34	1.74
78.01 - 80.00	0.00	0.00	0.03	0.03	0.07	0.15	0.49	1.39	1.94	2.45	0.43	0.42	2.17
80.01 - 85.00	0.00	0.00	0.00	0.09	0.22	0.57	0.57	1.80	4.64	3.47	1.82	0.76	1.59
85.01 - 90.00	0.00	0.00	0.00	0.06	0.04	0.32	1.03	4.79	8.47	7.48	2.04	0.96	13.30
90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.00	1.59	0.42	0.71
Total:	**0.00**	**0.48**	**0.68**	**1.17**	**1.17**	**2.59**	**4.84**	**10.92**	**23.08**	**19.61**	**7.86**	**3.35**	**24.26**

Top

Selection Criteria: FIXED Limited Doc
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	1.08	0.24	1.28	1.67	1.38	2.80	3.59	4.40	1.00	1.57	1.78	0.80
65.01 - 70.00	0.00	0.00	0.00	0.48	0.00	0.00	0.24	0.00	0.55	0.00	0.79	0.00	0.00
70.01 - 75.00	0.00	0.00	0.00	1.18	0.76	1.71	2.01	0.27	0.40	2.03	0.00	1.99	0.84
75.01 - 78.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.00	1.80	2.88	0.82	0.00	1.66
78.01 - 80.00	0.00	0.00	0.41	0.00	1.81	0.00	2.66	0.90	2.02	2.77	1.69	0.25	1.94
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	2.49	0.45	1.90	2.51	1.43	0.86	0.00	1.28

85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	0.31	1.06	2.60	6.17	5.87	6.49	0.00	9.14
Total:	**0.00**	**1.08**	**0.65**	**2.94**	**4.24**	**5.89**	**9.23**	**10.26**	**17.85**	**15.98**	**12.21**	**4.02**	**15.66**

Top

Selection Criteria: FIXED Stated Doc
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.00	1.14	0.00	1.06	1.46	1.71	3.37	7.24	2.00	3.93	1.49	3.28
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	4.08	0.00	1.66	1.55	0.77	1.14	0.00	0.00
70.01 - 75.00	0.00	0.49	0.00	0.00	0.00	0.98	4.27	0.00	0.61	0.00	5.11	2.04	0.00
75.01 - 78.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.36	0.00	0.00	0.00	0.00
78.01 - 80.00	0.00	0.00	0.00	0.00	0.00	0.00	1.40	6.57	0.00	0.00	3.33	0.00	7.56
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2.57
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3.09	3.02	1.57	0.96	1.11	18.08
Total:	**0.00**	**0.49**	**1.14**	**0.00**	**1.06**	**6.53**	**7.38**	**14.68**	**13.79**	**4.34**	**14.47**	**4.64**	**31.49**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in

these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
ARM Non-Owner ARM Owner Occ ARM Second Home FIXED Non-Owner FIXED Owner Occ FIXED Second Home
7,967 records

Selection Criteria: ARM Non-Owner
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	1.31	1.28	0.00	2.61	0.71	0.00	0.00	1.64	0.94	0.00	0.00	0.37
65.01 - 70.00	0.00	0.00	0.39	0.00	0.36	1.97	0.76	1.24	0.00	1.19	0.42	0.00	0.00
70.01 - 75.00	0.00	0.78	2.62	0.36	0.46	1.37	0.98	1.19	0.55	6.91	0.00	1.62	0.00
75.01 - 78.00	0.00	0.00	0.00	0.00	0.00	0.00	0.31	3.42	0.00	0.00	0.00	0.00	0.00
78.01 - 80.00	0.00	0.00	1.08	0.62	1.66	2.54	0.40	8.22	1.28	1.61	1.14	0.00	0.00
80.01 - 85.00	0.00	0.00	0.00	1.59	1.33	0.96	0.78	3.80	3.62	4.23	1.13	0.00	0.37
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	1.22	5.16	2.56	6.86	5.86	0.00	0.00	6.20
Total:	**0.00**	**2.08**	**5.37**	**2.57**	**6.42**	**8.78**	**8.39**	**20.43**	**13.95**	**20.74**	**2.70**	**1.62**	**6.94**

Top

Selection Criteria: ARM Owner Occ
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+

0.00 - 65.00	0.00	1.65	2.19	1.82	1.65	1.28	1.28	1.26	0.93	0.60	0.21	0.16	0.14
65.01 - 70.00	0.00	0.55	0.70	0.79	0.79	0.77	0.65	0.85	0.49	0.51	0.04	0.02	0.02
70.01 - 75.00	0.00	2.81	2.49	2.18	1.92	1.77	1.29	1.39	1.00	0.53	0.14	0.10	0.16
75.01 - 78.00	0.00	0.01	0.89	0.41	0.80	0.68	0.64	0.89	0.54	0.27	0.09	0.00	0.03
78.01 - 80.00	0.00	0.00	0.92	1.39	1.57	1.44	1.96	1.81	1.35	1.26	0.27	0.07	0.19
80.01 - 85.00	0.00	0.00	1.90	1.83	1.82	2.42	2.65	2.13	2.44	0.94	0.34	0.10	0.39
85.01 - 90.00	0.00	0.00	0.01	1.87	3.00	3.57	3.61	6.05	4.92	3.42	0.93	0.35	1.98
90.01 - 95.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00	0.40	0.10	0.23
Total:	**0.00**	**5.01**	**9.10**	**10.30**	**11.56**	**11.93**	**12.07**	**14.37**	**11.68**	**7.51**	**2.42**	**0.91**	**3.13**

Top

Selection Criteria: ARM Second Home
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.00	2.32	0.00	0.00	0.00	7.24	0.00	0.00	0.00	1.32	0.00	0.00
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.13	0.00	0.00	0.00	0.00
70.01 - 75.00	0.00	0.94	3.19	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
75.01 - 78.00	0.00	0.00	0.00	0.00	4.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
78.01 - 80.00	0.00	0.00	0.00	0.94	0.00	0.00	3.53	0.00	2.96	9.89	0.00	0.00	1.12
80.01 - 85.00	0.00	0.00	1.27	0.00	2.62	1.55	4.26	0.00	0.00	1.57	0.00	0.00	2.48
85.01 - 90.00	0.00	0.00	0.00	0.97	0.00	4.49	4.60	5.17	6.13	3.23	3.26	1.85	17.97
Total:	**0.00**	**0.94**	**6.77**	**1.91**	**6.63**	**6.04**	**19.63**	**5.17**	**10.22**	**14.68**	**4.57**	**1.85**	**21.58**

Top

Selection Criteria: FIXED Non-Owner
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	1.45	0.00	0.00	0.00	0.00	1.47	7.17	6.35	0.00	0.00	0.00	0.00
70.01 - 75.00	0.00	0.00	0.00	1.99	0.00	0.00	0.00	0.00	2.44	3.76	0.00	0.00	0.00
78.01 - 80.00	0.00	0.00	0.00	0.00	0.00	0.00	2.05	0.00	4.91	0.00	0.00	0.00	0.00
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.00	3.39	3.58	2.72	1.53	0.00	0.00	2.38
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	1.90	1.53	1.70	4.58	3.32	1.48	0.00	40.29
Total:	**0.00**	**1.45**	**0.00**	**1.99**	**0.00**	**1.90**	**8.45**	**12.45**	**20.99**	**8.62**	**1.48**	**0.00**	**42.68**

Top

Selection Criteria: FIXED Owner Occ
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.35	0.42	0.34	0.55	0.42	0.97	1.15	3.25	2.23	1.21	0.47	2.43
65.01 - 70.00	0.00	0.02	0.04	0.31	0.09	0.42	0.28	0.50	1.59	1.07	0.38	0.12	0.81
70.01 - 75.00	0.00	0.15	0.19	0.40	0.19	0.88	1.05	0.99	1.88	1.54	0.70	0.20	1.29
75.01 - 78.00	0.00	0.00	0.00	0.04	0.18	0.19	0.76	0.49	1.38	1.25	0.18	0.30	1.70
78.01 - 80.00	0.00	0.00	0.06	0.03	0.22	0.14	0.70	1.59	1.84	2.43	0.67	0.40	2.42
80.01 - 85.00	0.00	0.00	0.00	0.08	0.18	0.68	0.38	1.71	4.28	3.21	1.66	0.68	1.61
85.01 - 90.00	0.00	0.00	0.00	0.06	0.04	0.29	1.00	4.54	8.18	7.11	2.40	0.82	12.79
90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.00	1.42	0.37	0.63
Total:	**0.00**	**0.52**	**0.71**	**1.25**	**1.43**	**3.02**	**5.14**	**10.97**	**22.43**	**18.85**	**8.62**	**3.37**	**23.68**

Top

Selection Criteria: FIXED Second Home
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.00	0.00	0.00	0.00	0.00	5.80	2.75	0.00	0.00	0.00	0.00	0.00
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3.53	0.00	0.00	0.00
70.01 - 75.00	0.00	0.00	0.00	2.38	0.00	0.00	0.00	0.00	0.00	0.00	0.00	9.61	0.00
80.01 - 85.00	0.00	0.00	0.00	0.00	2.33	4.94	13.37	2.33	6.05	0.00	5.11	0.00	0.00
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	8.87	0.00	13.32	0.00	9.25	10.37
Total:	**0.00**	**0.00**	**0.00**	**2.38**	**2.33**	**4.94**	**19.17**	**13.95**	**6.05**	**16.85**	**5.11**	**18.86**	**10.37**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
ARM Purchase ARM Refi-Cash Out ARM Refi-No Cashout FIXED Purchase FIXED Refi-Cash Out FIXED Refi-No Cashout
7,967 records

Selection Criteria: ARM Purchase
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.00	0.87	0.96	0.22	0.76	0.00	0.00	0.00	0.00	0.00	0.00	0.00
65.01 - 70.00	0.00	0.00	1.83	0.00	0.22	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70.01 - 75.00	0.00	0.00	0.00	0.68	0.00	0.00	0.62	0.00	0.00	0.00	0.00	0.00	0.00
75.01 - 78.00	0.00	0.00	0.00	0.00	0.00	0.57	0.00	0.50	0.00	0.00	0.00	0.00	0.00
78.01 - 80.00	0.00	0.00	0.66	0.22	1.93	0.00	15.53	13.89	10.37	16.98	2.09	1.08	1.02
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.50	2.27	1.08	0.00	0.00	0.00
85.01 - 90.00	0.00	0.00	0.00	3.27	0.28	3.72	0.92	3.66	1.99	2.49	0.00	0.44	7.38
Total:	**0.00**	**0.00**	**3.35**	**5.13**	**2.66**	**5.05**	**17.08**	**19.54**	**14.63**	**20.55**	**2.09**	**1.52**	**8.40**

Top

Selection Criteria: ARM Refi-Cash Out
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+

0.00 - 65.00	0.00	1.73	2.28	1.82	1.73	1.27	1.37	1.30	0.96	0.62	0.23	0.17	0.15
65.01 - 70.00	0.00	0.57	0.68	0.80	0.81	0.82	0.64	0.91	0.51	0.48	0.04	0.02	0.02
70.01 - 75.00	0.00	2.91	2.57	2.18	1.97	1.82	1.33	1.43	0.99	0.65	0.10	0.13	0.16
75.01 - 78.00	0.00	0.01	0.90	0.43	0.84	0.69	0.63	0.97	0.55	0.22	0.09	0.00	0.03
78.01 - 80.00	0.00	0.00	0.95	1.39	1.58	1.52	1.60	1.64	1.16	0.87	0.25	0.04	0.18
80.01 - 85.00	0.00	0.00	1.89	1.88	1.90	2.49	2.61	2.18	2.47	0.98	0.37	0.10	0.42
85.01 - 90.00	0.00	0.00	0.01	1.78	3.01	3.55	3.61	5.95	4.91	3.32	0.98	0.35	1.83
90.01 - 95.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00	0.41	0.08	0.21
Total:	**0.00**	**5.21**	**9.27**	**10.29**	**11.84**	**12.16**	**11.79**	**14.37**	**11.54**	**7.16**	**2.47**	**0.90**	**2.99**

Top

Selection Criteria: ARM Refi-No Cashout
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.00	0.22	1.09	0.64	1.35	0.00	0.00	1.15	0.28	0.00	0.00	0.00
65.01 - 70.00	0.00	0.00	0.00	0.54	0.52	0.32	1.15	0.00	0.32	1.83	0.23	0.00	0.00
70.01 - 75.00	0.00	0.57	2.28	2.18	0.59	1.15	0.26	0.74	1.66	0.81	1.33	0.00	0.00
75.01 - 78.00	0.00	0.00	0.40	0.00	0.36	0.00	1.19	0.00	0.00	1.51	0.00	0.00	0.00
78.01 - 80.00	0.00	0.00	0.31	1.73	0.61	0.21	1.66	0.85	0.50	2.70	0.00	0.00	0.00
80.01 - 85.00	0.00	0.00	2.74	1.16	0.98	1.49	5.08	1.77	1.90	1.30	0.00	0.00	0.20
85.01 - 90.00	0.00	0.00	0.00	2.25	2.70	3.04	6.77	8.74	8.82	8.14	0.00	0.57	7.55
90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.65	0.90
Total:	**0.00**	**0.57**	**5.94**	**8.96**	**6.40**	**7.56**	**16.11**	**12.10**	**14.36**	**16.56**	**1.56**	**1.22**	**8.65**

Top

Selection Criteria: FIXED Purchase

Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.00	0.00	0.00	0.00	2.49	0.00	0.00	4.38	2.96	0.00	0.00	0.00
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	1.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70.01 - 75.00	0.00	0.00	0.00	0.00	0.00	1.72	0.00	0.00	2.84	0.00	0.00	0.00	0.00
78.01 - 80.00	0.00	0.00	0.00	0.00	0.00	0.00	3.13	6.25	12.11	10.48	0.00	0.00	13.61
80.01 - 85.00	0.00	0.00	0.00	0.00	1.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	1.87	0.00	0.00	12.34	11.12	0.00	0.00	9.75
90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.75	0.00	0.00
Total:	**0.00**	**0.00**	**0.00**	**0.00**	**1.42**	**7.85**	**3.13**	**6.25**	**31.67**	**24.56**	**1.75**	**0.00**	**23.37**

Top

Selection Criteria: FIXED Refi-Cash Out
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.39	0.45	0.36	0.54	0.41	1.03	1.36	3.19	2.27	1.16	0.50	2.53
65.01 - 70.00	0.00	0.02	0.04	0.33	0.09	0.42	0.30	0.54	1.45	1.17	0.23	0.11	0.86
70.01 - 75.00	0.00	0.13	0.20	0.48	0.20	0.84	1.12	1.02	1.91	1.61	0.64	0.30	1.33
75.01 - 78.00	0.00	0.00	0.00	0.04	0.19	0.21	0.77	0.42	1.30	1.29	0.19	0.32	1.81
78.01 - 80.00	0.00	0.00	0.06	0.03	0.23	0.15	0.72	1.57	1.81	2.30	0.69	0.42	2.28
80.01 - 85.00	0.00	0.00	0.00	0.08	0.19	0.77	0.45	1.77	4.36	3.44	1.81	0.72	1.68
85.01 - 90.00	0.00	0.00	0.00	0.06	0.04	0.26	0.94	4.56	8.18	7.01	2.53	0.96	11.53

90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02	0.00	1.36	0.30	0.63
Total:	**0.00**	**0.54**	**0.75**	**1.38**	**1.48**	**3.04**	**5.34**	**11.23**	**22.24**	**19.09**	**8.60**	**3.64**	**22.65**

Top

Selection Criteria: FIXED Refi-No Cashout
Table of Contents

1. LTV - FICO

1. LTV - FICO

LTV - FICO	0-499	500-519	520-539	540-559	560-579	580-599	600-619	620-639	640-659	660-679	680-699	700-719	720+
0.00 - 65.00	0.00	0.00	0.00	0.00	0.65	0.00	1.06	0.00	4.08	0.63	1.74	0.00	0.78
65.01 - 70.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3.35	0.00	2.38	0.30	0.00
70.01 - 75.00	0.00	0.47	0.00	0.00	0.00	0.97	0.00	0.46	1.17	1.15	1.53	0.00	0.57
75.01 - 78.00	0.00	0.00	0.00	0.00	0.00	0.00	0.52	1.44	2.24	0.62	0.00	0.00	0.00
78.01 - 80.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.42	0.42	1.82	0.32	0.00	1.18
80.01 - 85.00	0.00	0.00	0.00	0.00	0.00	0.00	1.83	1.66	4.01	0.00	0.00	0.00	0.88
85.01 - 90.00	0.00	0.00	0.00	0.00	0.00	0.72	1.89	5.09	5.42	7.61	0.63	0.00	36.40
90.01 - 95.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.76	1.28	0.55
Total:	**0.00**	**0.47**	**0.00**	**0.00**	**0.65**	**1.69**	**5.29**	**9.07**	**20.70**	**11.83**	**8.36**	**1.58**	**40.36**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its

accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. State

1. State

State	Total Pool	IO %	ARM %	FRM %
Alabama	4,722,361.36	36.12	47.75	52.25
Alaska	1,204,304.26	0.00	85.94	14.06
Arizona	54,300,056.47	16.40	78.89	21.11
Arkansas	4,016,229.64	9.27	81.80	18.20
California	230,696,912.55	42.01	81.08	18.92
Colorado	13,479,796.93	26.47	78.32	21.68
Connecticut	20,193,513.87	9.22	79.09	20.91
Delaware	6,109,692.86	0.00	73.69	26.31
Florida	171,433,711.25	14.10	80.13	19.87
Georgia	22,144,902.28	32.56	77.98	22.02
Hawaii	12,892,331.40	10.28	83.73	16.27
Idaho	2,031,225.51	7.75	83.00	17.00
Illinois	57,732,183.72	13.78	89.24	10.76
Indiana	15,203,741.38	8.61	73.56	26.44
Iowa	4,317,674.83	3.96	75.17	24.83
Kansas	3,105,487.55	5.15	77.36	22.64
Kentucky	1,776,765.94	18.50	16.51	83.49
Louisiana	3,702,028.76	2.59	64.16	35.84
Maine	12,063,612.97	10.06	75.45	24.55
Maryland	85,357,023.73	19.35	91.03	8.97
Massachusetts	72,537,243.61	37.10	74.83	25.17

Michigan	30,058,349.71	19.56	77.20	22.80
Minnesota	21,383,114.74	23.28	72.87	27.13
Mississippi	5,890,365.59	1.47	55.96	44.04
Missouri	13,725,298.90	11.20	75.14	24.86
Montana	1,212,821.04	0.00	63.23	36.77
Nevada	20,018,323.84	24.83	83.36	16.64
New Hampshire	13,238,352.19	14.34	77.00	23.00
New Jersey	110,789,395.48	15.62	90.64	9.36
New Mexico	968,312.94	0.00	39.30	60.70
New York	125,673,024.11	16.44	72.11	27.89
North Carolina	20,195,393.66	14.40	79.83	20.17
North Dakota	305,767.05	0.00	0.00	100.00
Ohio	31,943,181.19	7.62	60.39	39.61
Oklahoma	5,286,069.39	5.57	64.38	35.62
Oregon	9,471,860.37	24.39	73.48	26.52
Pennsylvania	60,065,862.01	9.82	75.31	24.69
Rhode Island	14,021,926.06	16.98	91.29	8.71
South Carolina	10,784,876.75	6.60	74.08	25.92
South Dakota	1,318,471.02	36.17	94.66	5.34
Tennessee	4,392,213.05	55.30	46.27	53.73
Texas	35,591,078.85	1.65	78.11	21.89
Utah	2,181,949.82	45.57	54.35	45.65
Vermont	1,791,162.54	18.92	55.48	44.52
Washington	39,823,434.41	23.08	67.08	32.92
Wisconsin	33,362,814.06	7.23	58.69	41.31
Wyoming	1,399,598.83	0.00	100.00	0.00
Washington DC	2,277,540.38	36.40	100.00	0.00
Total:	**1,416,191,358.85**	**20.64**	**78.61**	**21.39**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an

offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Invstment Properties
178 records

Selection Criteria: Invstment Properties
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 178
Aggregate Scheduled Principal Balance: 23,450,937.30
Minimum Scheduled Balance: 59,798.04
Maximum Scheduled Balance: 579,630.15
Average Scheduled Balance: 131,746.84
Aggregate Original Principal Balance: 23,468,253.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 580,000.00
Average Original Balance: 131,844.12
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 8.410
Minimum Coupon: 5.990
Maximum Coupon: 14.150
Weighted Average Original Term: 354
Minimum Original Term: 180
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 353
Minimum Remaining Term: 179
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 5.549
Minimum Margin: 2.750
Maximum Margin: 6.750
Weighted Average Max Rate: 14.575
Minimum Max Rate: 12.250
Maximum Max Rate: 20.150
Weighted Average Min Rate: 8.575
Minimum Min Rate: 6.250
Maximum Min Rate: 14.150
Weighted Average Loan-to-Value - As Provided: 79.37
Low LTV: 24.24
High LTV: 90.00
Weighted Average Fico: 642
Min FICO: 505
Max FICO: 822
Top 5 States: NJ(14%),FL(13%),CA(11%),TX(10%),AZ(5%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AVI MORT
2Yr/6 Mo Libor	108	14,500,383.24	61.83	356	35.77	
3Yr/6 Mo Libor	32	4,543,157.61	19.37	359	34.11	
5Yr/6 Mo Libor	1	252,671.37	1.08	359	33.00	
Fixed	37	4,154,725.08	17.72	336	38.40	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
50,000.01 - 100,000.00	99	7,320,083.00	31.19	350	38.37
100,000.01 - 150,000.00	28	3,358,392.00	14.31	355	37.72
150,000.01 - 200,000.00	21	3,582,495.00	15.27	359	37.48
200,000.01 - 250,000.00	11	2,456,250.00	10.47	359	33.20
250,000.01 - 300,000.00	7	1,936,355.00	8.25	331	38.96
300,000.01 - 350,000.00	4	1,271,800.00	5.42	359	29.18
350,000.01 - 400,000.00	3	1,125,228.00	4.79	359	41.39
400,000.01 - 450,000.00	2	858,750.00	3.66	359	6.60
450,000.01 - 500,000.00	2	978,900.00	4.17	359	44.02
550,000.01 - 600,000.00	1	580,000.00	2.47	359	19.00
Total:	**178**	**23,468,253.00**	**100.00**	**353**	**35.89**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
50,000.01 - 100,000.00	99	7,314,730.16	31.19	350	38.37

100,000.01 - 150,000.00	28	3,356,200.56	14.31	355	37.72
150,000.01 - 200,000.00	21	3,579,640.81	15.26	359	37.48
200,000.01 - 250,000.00	11	2,454,492.38	10.47	359	33.20
250,000.01 - 300,000.00	7	1,934,257.64	8.25	331	38.96
300,000.01 - 350,000.00	4	1,270,996.77	5.42	359	29.18
350,000.01 - 400,000.00	3	1,124,373.63	4.79	359	41.39
400,000.01 - 450,000.00	2	858,264.76	3.66	359	6.60
450,000.01 - 500,000.00	2	978,350.44	4.17	359	44.02
550,000.01 - 600,000.00	1	579,630.15	2.47	359	19.00
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
121 - 180	5	590,514.86	2.52	179	30.53	
181 - 240	3	253,478.35	1.08	239	47.80	
301 - 360	170	22,606,944.09	96.40	359	35.89	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Minimum: 179
Maximum: 360
Weighted Average: 353

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVI MORT
5.500 - 5.999	1	106,094.07	0.45	359	44.00	
6.000 - 6.499	5	895,697.45	3.82	347	32.86	
6.500 - 6.999	22	3,519,797.52	15.01	357	35.05	
7.000 - 7.499	15	2,499,565.15	10.66	331	33.52	
7.500 - 7.999	32	3,151,197.97	13.44	357	38.51	
8.000 - 8.499	14	2,576,290.03	10.99	359	26.11	
8.500 - 8.999	30	4,275,752.78	18.23	352	38.70	
9.000 - 9.499	17	1,842,971.46	7.86	359	38.75	
9.500 - 9.999	22	2,613,269.14	11.14	355	37.17	
10.000 - 10.499	2	192,321.08	0.82	359	40.45	
10.500 - 10.999	4	403,595.38	1.72	359	39.24	
11.000 - 11.499	4	276,405.59	1.18	359	29.00	
11.500 - 11.999	2	267,414.97	1.14	359	35.79	
12.000 - 12.499	1	140,000.00	0.60	360	48.00	
12.500 - 12.999	3	439,156.84	1.87	359	47.42	
13.000 - 13.499	2	125,972.45	0.54	359	26.13	
13.500 - 13.999	1	59,988.82	0.26	359	41.00	
14.000 - 14.499	1	65,446.60	0.28	358	49.00	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Minimum: 5.990
Maximum: 14.150
Weighted Average: 8.410

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
25.00 <=	1	89,439.82	0.38	359	34.00	
30.01 - 35.00	3	225,847.37	0.96	359	43.80	
35.01 - 40.00	1	89,717.28	0.38	179	22.00	
40.01 - 45.00	1	151,892.72	0.65	359	18.00	
45.01 - 50.00	2	137,133.19	0.58	280	28.12	1
50.01 - 55.00	5	609,908.62	2.60	271	34.13	
55.01 - 60.00	3	383,769.51	1.64	359	45.73	
60.01 - 65.00	8	704,785.95	3.01	359	43.14	
65.01 - 70.00	8	1,223,319.27	5.22	359	30.52	
70.01 - 75.00	27	3,591,298.21	15.31	355	31.99	
75.01 - 80.00	31	4,588,821.16	19.57	359	31.80	
80.01 - 85.00	34	4,002,706.71	17.07	357	38.96	
85.01 - 90.00	54	7,652,297.49	32.63	355	38.84	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

						WEIGHTE

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	AVERAG MORTGAG RATI (%
500 - 519	7	462,021.49	1.97	336	38.82	11.1
520 - 539	8	1,036,664.92	4.42	359	30.27	10.7
540 - 559	7	578,539.09	2.47	333	39.75	9.5
560 - 579	11	1,239,769.21	5.29	359	40.35	10.0
580 - 599	17	1,772,413.16	7.56	359	39.57	9.0
600 - 619	18	1,970,654.67	8.40	352	38.38	8.6
620 - 639	26	4,460,223.23	19.02	347	32.02	8.1
640 - 659	29	3,564,194.85	15.20	359	37.03	8.1
660 - 679	31	4,360,342.40	18.59	355	34.46	7.8
680 - 699	4	582,219.39	2.48	346	32.83	8.4
700 - 719	1	311,820.49	1.33	359	25.00	8.7
720 - 739	7	1,441,164.27	6.15	359	40.96	7.1
740 - 759	4	825,793.74	3.52	349	42.79	8.0
760 - 779	4	301,699.18	1.29	323	25.08	6.8
780 - 799	2	286,459.65	1.22	359	43.01	6.2
800 - 819	1	150,863.49	0.64	359	17.00	6.5
820 - 839	1	106,094.07	0.45	359	44.00	5.9
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	**8.4**

Minimum: 505
Maximum: 822
Weighted Average: 642

Top

9. DEBT TO INCOME RATIO

DEBT TO	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-	WEIGH AVER MORTG RA

INCOME RATIO	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)
<= 20.00	15	2,965,726.35	12.65	359	12.62
20.01 - 25.00	19	2,814,305.54	12.00	353	23.82
25.01 - 30.00	10	836,820.90	3.57	346	27.58
30.01 - 35.00	24	3,494,364.08	14.90	341	32.84
35.01 - 40.00	26	3,250,858.98	13.86	354	37.86
40.01 - 45.00	26	2,930,052.35	12.49	359	43.43
45.01 - 50.00	51	6,107,713.09	26.04	354	48.17
50.01 - 55.00	7	1,051,096.01	4.48	359	52.13
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**

Minimum: 2.00
Maximum: 54.00
Weighted Average: 35.89

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
New Jersey	18	3,171,150.60	13.52	359	33.44	
Florida	26	3,138,322.67	13.38	354	35.61	
California	8	2,523,526.55	10.76	359	26.16	
Texas	22	2,235,852.80	9.53	335	38.74	
Arizona	4	1,097,924.68	4.68	359	30.43	
Michigan	12	1,091,683.06	4.66	335	42.48	
Nevada	5	1,073,617.42	4.58	359	33.91	
Colorado	6	773,238.45	3.30	359	35.77	

Georgia	7	748,209.04	3.19	333	41.24	
Illinois	7	724,787.13	3.09	359	39.20	
Maine	3	544,625.84	2.32	359	31.81	
Maryland	5	538,278.06	2.30	329	29.26	
Pennsylvania	6	528,563.46	2.25	345	36.01	
Washington	3	507,830.44	2.17	359	37.84	
New Hampshire	3	427,002.93	1.82	359	44.20	
Wisconsin	5	389,892.37	1.66	359	34.38	
Minnesota	1	359,828.44	1.53	359	53.00	
Indiana	4	357,015.54	1.52	359	46.96	
Ohio	4	343,399.30	1.46	359	36.42	
North Carolina	5	334,786.43	1.43	359	45.29	
Tennessee	4	322,872.55	1.38	359	42.70	
New York	2	304,776.29	1.30	359	16.57	
Massachusetts	3	294,876.16	1.26	359	43.38	
Alaska	2	256,352.60	1.09	359	44.21	
South Carolina	2	233,664.45	1.00	359	39.28	
Rhode Island	1	195,033.57	0.83	359	44.00	
Missouri	2	159,540.68	0.68	359	32.18	
Alabama	2	140,668.65	0.60	359	36.77	
Kentucky	1	134,676.21	0.57	359	47.00	
Idaho	1	130,409.73	0.56	359	51.00	
Arkansas	1	98,933.44	0.42	359	50.00	
Delaware	1	90,918.53	0.39	359	44.00	
Kansas	1	89,935.18	0.38	359	40.00	
Wyoming	1	88,744.05	0.38	359	49.00	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Number of States Represented: 34

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AVI MORT
Non-Owner	178	23,450,937.30	100.00	353	35.89	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	114	13,589,059.29	57.95	354	36.31
Stated Doc	37	5,847,711.26	24.94	359	36.12
Limited Doc	27	4,014,166.75	17.12	343	34.12
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Refi-Cash Out	161	20,779,644.81	88.61	353	35.25	

Purchase	10	1,707,406.51	7.28	359	38.13	
Refi-No Cashout	7	963,885.98	4.11	350	45.61	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	16	1,639,785.87	6.99	359	40.29	8.7
3A	19	2,060,376.38	8.79	344	38.08	8.6
4A	18	2,795,170.49	11.92	340	37.60	8.0
5A	29	3,564,194.85	15.20	359	37.03	8.1
6A	29	4,194,165.63	17.88	359	34.44	7.8
7A	5	894,039.88	3.81	351	30.10	8.5
8A	19	3,112,074.40	13.27	353	39.04	7.2
A	24	3,393,976.69	14.47	355	31.42	9.1
B	9	646,816.63	2.76	359	42.12	10.7
C	10	1,150,336.48	4.91	350	28.89	10.7
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	**8.4**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-INCOME	WEIGH AVER MORTG R

THE LOANS	LOANS	CUT-OFF DATE	THE CUT-OFF DATE	(months)	(%)	
Sfr	125	15,284,298.71	65.18	354	36.23	
2-4 Units	29	4,501,531.20	19.20	359	37.54	
Pud	8	1,951,756.85	8.32	332	32.83	
Condo	13	1,326,989.96	5.66	359	30.69	
Sfr-Attach	2	316,391.62	1.35	359	33.40	
Manu/Mobil	1	69,968.96	0.30	359	49.00	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MOI
0	77	11,167,551.27	47.62	358	35.95	
12	2	269,985.75	1.15	359	45.39	
24	6	663,003.96	2.83	330	40.76	
30	4	259,835.24	1.11	359	47.40	
36	89	11,090,561.08	47.29	350	35.03	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Top

17. Conforming Balance

			% OF		WEIGHTED	WEI

Conforming Balance	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	AVERAGE DEBT-TO-INCOME (%)	AV MOR
Conforming	171	20,307,983.95	86.60	352	37.11	
Non-Conforming	7	3,142,953.35	13.40	359	27.99	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT
12.000 - 12.499	2	549,439.76	2.85	359	27.66	
12.500 - 12.999	15	2,432,702.80	12.61	355	34.31	
13.000 - 13.499	11	1,706,570.54	8.84	349	29.47	
13.500 - 13.999	26	2,638,207.55	13.67	359	38.64	
14.000 - 14.499	11	2,339,192.92	12.12	359	25.44	
14.500 - 14.999	22	3,559,422.68	18.45	355	38.63	
15.000 - 15.499	16	1,757,766.38	9.11	359	38.45	
15.500 - 15.999	19	2,410,585.14	12.49	359	37.96	
16.000 - 16.499	2	192,321.08	1.00	359	40.45	
16.500 - 16.999	4	403,595.38	2.09	359	39.24	
17.000 - 17.499	3	208,428.31	1.08	359	25.74	
17.500 - 17.999	2	267,414.97	1.39	359	35.79	
18.000 - 18.499	1	140,000.00	0.73	360	48.00	
18.500 - 18.999	3	439,156.84	2.28	359	47.42	
19.000 - 19.499	2	125,972.45	0.65	359	26.13	
19.500 - 19.999	1	59,988.82	0.31	359	41.00	

20.000 - 20.499	1	65,446.60	0.34	358	49.00	
Total:	**141**	**19,296,212.22**	**100.00**	**357**	**35.35**	

Minimum: 12.250
Maximum: 20.150
Weighted Average: 14.575

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIC AVI MORT
6.000 - 6.499	2	549,439.76	2.85	359	27.66	
6.500 - 6.999	15	2,432,702.80	12.61	355	34.31	
7.000 - 7.499	11	1,706,570.54	8.84	349	29.47	
7.500 - 7.999	26	2,638,207.55	13.67	359	38.64	
8.000 - 8.499	11	2,339,192.92	12.12	359	25.44	
8.500 - 8.999	22	3,559,422.68	18.45	355	38.63	
9.000 - 9.499	16	1,757,766.38	9.11	359	38.45	
9.500 - 9.999	19	2,410,585.14	12.49	359	37.96	
10.000 - 10.499	2	192,321.08	1.00	359	40.45	
10.500 - 10.999	4	403,595.38	2.09	359	39.24	
11.000 - 11.499	3	208,428.31	1.08	359	25.74	
11.500 - 11.999	2	267,414.97	1.39	359	35.79	
12.000 - 12.499	1	140,000.00	0.73	360	48.00	
12.500 - 12.999	3	439,156.84	2.28	359	47.42	
13.000 - 13.499	2	125,972.45	0.65	359	26.13	
13.500 - 13.999	1	59,988.82	0.31	359	41.00	
14.000 - 14.499	1	65,446.60	0.34	358	49.00	
Total:	**141**	**19,296,212.22**	**100.00**	**357**	**35.35**	

Minimum: 6.250
Maximum: 14.150
Weighted Average: 8.575

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
2.750 - 2.999	4	1,195,471.83	6.20	359	37.76	
4.250 - 4.499	5	384,155.49	1.99	359	40.63	1
4.750 - 4.999	2	143,546.44	0.74	299	43.53	
5.000 - 5.249	12	2,319,025.96	12.02	359	31.58	
5.250 - 5.499	19	2,534,944.75	13.14	359	34.79	
5.500 - 5.749	23	3,321,546.31	17.21	359	36.45	
5.750 - 5.999	14	1,952,088.78	10.12	351	38.59	
6.000 - 6.249	26	2,753,900.42	14.27	354	39.26	
6.250 - 6.499	21	3,148,477.67	16.32	359	31.29	
6.500 - 6.749	8	574,853.57	2.98	359	42.77	1
6.750 - 6.999	7	968,201.00	5.02	359	26.90	1
Total:	**141**	**19,296,212.22**	**100.00**	**357**	**35.35**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.549

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-07	3	400,518.14	2.08	358	46.18	
2007-08	103	13,879,865.10	71.93	356	35.29	
2007-09	2	220,000.00	1.14	360	47.27	
2008-08	31	4,461,907.61	23.12	359	33.88	
2008-09	1	81,250.00	0.42	360	47.00	
2010-08	1	252,671.37	1.31	359	33.00	
Total:	**141**	**19,296,212.22**	**100.00**	**357**	**35.35**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
2.000	140	19,043,540.85	98.69	357	35.38	8.60
6.000	1	252,671.37	1.31	359	33.00	6.50
Total:	**141**	**19,296,212.22**	**100.00**	**357**	**35.35**	**8.57**

Minimum: 2.000
Maximum: 6.000
Weighted Average: 2.052

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
1.000	141	19,296,212.22	100.00	357	35.35	8.57
Total:	**141**	**19,296,212.22**	**100.00**	**357**	**35.35**	**8.57**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

AVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A MO
AVM Insured	27	3,706,672.85	15.81	359	34.38	
Not AVM Insured	151	19,744,264.45	84.19	352	36.17	
Total:	**178**	**23,450,937.30**	**100.00**	**353**	**35.89**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made

regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
Manufactured Housing
218 records

Selection Criteria: Manufactured Housing
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. FICO SCORES
9. DEBT TO INCOME RATIO
10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
11. OCCUPANCY STATUS OF THE LOANS
12. DOCUMENTATION
13. PURPOSE OF THE LOANS
14. CREDIT GRADE
15. PROPERTY TYPE OF THE LOANS
16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
17. Conforming Balance
18. MAXIMUM RATES OF THE LOANS
19. MINIMUM RATES OF THE LOANS
20. GROSS MARGINS OF THE LOANS
21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS
22. Initial Periodic Rate Cap
23. Regular Periodic Rate Cap
24. AVM

1. Summary Statistics

Number of Mortgage Loans: 218
Aggregate Scheduled Principal Balance: 20,981,041.79
Minimum Scheduled Balance: 59,826.45
Maximum Scheduled Balance: 209,613.16
Average Scheduled Balance: 96,243.31
Aggregate Original Principal Balance: 20,999,324.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 209,801.00
Average Original Balance: 96,327.17
Fully Amortizing Loans: 100.00
1st Lien: 100.00

Weighted Average Gross Coupon: 8.163
Minimum Coupon: 6.150
Maximum Coupon: 11.800
Weighted Average Original Term: 344
Minimum Original Term: 120
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 343
Minimum Remaining Term: 119
Maximum Remaining Term: 359
Weighted Average Margin (ARM only): 5.981
Minimum Margin: 4.250
Maximum Margin: 6.750
Weighted Average Max Rate: 14.528
Minimum Max Rate: 12.150
Maximum Max Rate: 17.800
Weighted Average Min Rate: 8.528
Minimum Min Rate: 6.150
Maximum Min Rate: 11.800
Weighted Average Loan-to-Value - As Provided: 70.14
Low LTV: 27.08
High LTV: 80.00
Weighted Average Fico: 631
Min FICO: 501
Max FICO: 803
Top 5 States: FL(19%),CA(17%),WA(14%),AZ(7%),NC(6%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MOR1
2Yr/6 Mo Libor	102	9,041,191.72	43.09	359	38.69	
3Yr/6 Mo Libor	20	2,098,031.05	10.00	359	39.79	
Fixed	96	9,841,819.02	46.91	326	39.13	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
50,000.01 - 100,000.00	138	10,317,113.00	49.13	341	38.77
100,000.01 - 150,000.00	62	7,423,100.00	35.35	340	39.73
150,000.01 - 200,000.00	17	3,049,310.00	14.52	359	38.91
200,000.01 - 250,000.00	1	209,801.00	1.00	359	26.00
Total:	**218**	**20,999,324.00**	**100.00**	**343**	**39.00**

* Based on the original balances of the Mortgage Loans

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING PRINCIPAL BALANCES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
50,000.01 - 100,000.00	139	10,408,039.73	49.61	339	38.66
100,000.01 - 150,000.00	61	7,316,600.02	34.87	343	39.91
150,000.01 - 200,000.00	17	3,046,788.88	14.52	359	38.91
200,000.01 - 250,000.00	1	209,613.16	1.00	359	26.00
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT F
61 - 120	2	162,893.48	0.78	119	33.23	
121 - 180	14	1,092,967.10	5.21	179	37.30	
181 - 240	6	682,094.03	3.25	239	38.63	
241 - 300	2	157,621.74	0.75	299	39.46	
301 - 360	194	18,885,465.44	90.01	359	39.16	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Minimum: 119
Maximum: 359
Weighted Average: 343

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
6.000 - 6.499	4	497,141.22	2.37	282	40.81	
6.500 - 6.999	31	4,139,279.16	19.73	347	38.98	
7.000 - 7.499	24	2,079,504.56	9.91	328	36.16	
7.500 - 7.999	40	4,297,196.14	20.48	355	40.04	
8.000 - 8.499	28	2,497,351.43	11.90	339	37.67	
8.500 - 8.999	38	3,310,186.75	15.78	339	37.73	
9.000 - 9.499	11	932,218.14	4.44	359	40.22	

9.500 - 9.999	21	1,705,802.91	8.13	342	38.91	
10.000 - 10.499	11	754,331.74	3.60	359	42.21	
10.500 - 10.999	3	228,166.60	1.09	359	48.82	
11.000 - 11.499	3	282,742.57	1.35	316	44.99	
11.500 - 11.999	4	257,120.57	1.23	359	42.56	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Minimum: 6.150
Maximum: 11.800
Weighted Average: 8.163

Top

7. ORIGINAL LOAN-TO-VALUE

ORIGINAL LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
25.01 - 30.00	1	64,960.62	0.31	359	36.00	
30.01 - 35.00	2	224,852.31	1.07	359	30.40	
35.01 - 40.00	1	78,968.26	0.38	359	50.00	1
40.01 - 45.00	1	118,945.64	0.57	359	52.00	
45.01 - 50.00	5	632,842.96	3.02	359	41.89	
50.01 - 55.00	7	592,671.39	2.82	329	39.63	
55.01 - 60.00	15	1,177,249.76	5.61	320	35.70	
60.01 - 65.00	36	3,290,434.77	15.68	345	41.13	
65.01 - 70.00	47	4,120,906.42	19.64	347	37.01	
70.01 - 75.00	39	3,850,185.76	18.35	350	39.81	
75.01 - 80.00	64	6,829,023.90	32.55	339	38.93	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property

and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (°
500 - 519	8	656,994.57	3.13	359	40.78	9.5
520 - 539	13	1,085,327.76	5.17	348	45.75	9.8
540 - 559	17	1,447,111.61	6.90	359	35.51	8.9
560 - 579	22	1,726,937.91	8.23	352	38.80	9.1
580 - 599	23	2,274,855.04	10.84	351	39.92	8.8
600 - 619	22	2,014,091.33	9.60	346	41.61	8.3
620 - 639	18	1,894,697.90	9.03	354	35.78	8.2
640 - 659	29	2,876,394.15	13.71	338	39.06	7.7
660 - 679	22	2,255,331.70	10.75	334	40.82	7.5
680 - 699	12	1,441,862.66	6.87	349	39.05	7.2
700 - 719	16	1,501,186.38	7.15	328	36.26	7.2
720 - 739	5	483,151.37	2.30	339	42.67	7.1
740 - 759	6	841,674.10	4.01	331	37.46	6.7
760 - 779	2	154,975.68	0.74	359	38.64	7.1
780 - 799	2	255,303.54	1.22	213	29.72	6.7
800 - 819	1	71,146.09	0.34	359	3.00	7.4
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	**8.1**

Minimum: 501
Maximum: 803
Weighted Average: 631

Top

9. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
<= 20.00	13	977,764.75	4.66	334	14.90	
20.01 - 25.00	14	1,315,358.46	6.27	342	24.02	
25.01 - 30.00	21	2,172,632.74	10.36	333	27.45	
30.01 - 35.00	24	2,582,697.64	12.31	348	32.79	
35.01 - 40.00	35	3,419,070.64	16.30	344	37.76	
40.01 - 45.00	27	2,904,307.64	13.84	351	42.68	
45.01 - 50.00	71	6,474,110.58	30.86	340	48.48	
50.01 - 55.00	13	1,135,099.34	5.41	359	53.68	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Minimum: 3.00
Maximum: 55.00
Weighted Average: 39.00

Top

10. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL BALANCE	REMAINING TERM TO	WEIGHTED AVERAGE DEBT-TO-	WI A MO

DISTRIBUTION OF THE MORTGAGED PROPERTIES	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	AS OF THE CUT-OFF DATE	MATURITY (months)	INCOME (%)
Florida	50	3,940,717.88	18.78	337	37.43
California	25	3,522,020.30	16.79	359	37.55
Washington	20	2,834,694.47	13.51	347	40.06
Arizona	15	1,466,996.46	6.99	359	39.72
North Carolina	14	1,158,180.86	5.52	348	40.72
South Carolina	13	1,041,561.29	4.96	322	35.51
Georgia	12	881,117.60	4.20	359	39.43
Maine	9	855,337.03	4.08	359	47.00
Michigan	9	813,294.50	3.88	359	35.39
Nevada	6	647,243.72	3.08	359	37.21
Colorado	4	472,511.51	2.25	322	35.53
Tennessee	6	417,584.45	1.99	359	46.92
Indiana	5	394,793.26	1.88	299	34.56
Minnesota	3	385,159.62	1.84	359	39.02
Kentucky	6	384,822.90	1.83	257	39.25
Ohio	3	314,375.18	1.50	179	41.40
Wisconsin	3	280,325.22	1.34	359	48.95
Kansas	3	219,974.94	1.05	359	41.05
New Mexico	2	189,660.69	0.90	359	46.81
Mississippi	2	157,621.74	0.75	299	39.46
Oregon	1	116,704.07	0.56	359	50.00
Missouri	1	94,440.35	0.45	359	45.00
Arkansas	1	84,182.31	0.40	359	15.00
Wyoming	1	63,955.28	0.30	359	48.00
Montana	1	63,048.17	0.30	359	25.00
Louisiana	1	60,579.06	0.29	179	46.00
Alabama	1	60,168.45	0.29	359	47.00
Illinois	1	59,970.48	0.29	359	36.00
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**

Number of States Represented: 28

Top

11. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
Owner Occ	214	20,580,037.98	98.09	343	38.92	
Second Home	3	331,034.85	1.58	359	42.17	
Non-Owner	1	69,968.96	0.33	359	49.00	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Top

12. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	174	16,794,855.79	80.05	343	39.47
Limited Doc	32	2,908,424.36	13.86	344	36.69
Stated Doc	12	1,277,761.64	6.09	352	38.22
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**

Top

13. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Refi-Cash Out	202	19,424,228.78	92.58	343	38.88	
Purchase	8	681,410.77	3.25	359	38.41	
Refi-No Cashout	8	875,402.24	4.17	347	42.18	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Top

14. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	28	2,766,774.73	13.19	347	40.34	8.6
3A	18	1,755,343.90	8.37	353	41.10	8.1
4A	15	1,579,382.78	7.53	353	35.66	8.1
5A	28	2,737,489.33	13.05	337	39.07	7.6
6A	19	1,960,776.40	9.35	331	41.22	7.5
7A	22	2,367,518.20	11.28	348	37.75	7.1
8A	21	2,293,853.90	10.93	313	36.49	7.0
A	38	3,101,173.61	14.78	355	35.16	8.9
B	16	1,387,897.54	6.62	350	45.87	9.5
C	13	1,030,831.40	4.91	359	43.40	9.7
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	**8.1**

Top

15. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
Manu/Mobil	218	20,981,041.79	100.00	343	39.00	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Top

16. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE AV MOR
0	62	5,137,736.74	24.49	346	39.93	
24	1	72,050.63	0.34	359	50.00	
36	155	15,771,254.42	75.17	343	38.65	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Top

17. Conforming Balance

	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-	WEIGH AVER MORTG RA

Conforming Balance	LOANS	CUT- OFF DATE	AS OF THE CUT- OFF DATE	(months)	INCOME (%)	
Conforming	218	20,981,041.79	100.00	343	39.00	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Top

18. MAXIMUM RATES OF THE LOANS

MAXIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT- OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT- OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO- INCOME (%)	WEI(AVI MORT
12.000 - 12.499	1	99,903.27	0.90	359	34.00	
12.500 - 12.999	8	918,687.78	8.25	359	41.63	
13.000 - 13.499	9	830,427.11	7.45	359	35.60	
13.500 - 13.999	24	2,598,562.53	23.33	359	40.04	
14.000 - 14.499	14	1,324,281.98	11.89	359	35.87	
14.500 - 14.999	27	2,314,674.08	20.78	359	37.93	
15.000 - 15.499	10	829,401.03	7.45	359	40.62	
15.500 - 15.999	15	1,155,823.61	10.38	359	37.22	
16.000 - 16.499	7	489,943.41	4.40	359	42.70	
16.500 - 16.999	2	165,689.14	1.49	359	46.86	
17.000 - 17.499	2	214,890.05	1.93	359	43.72	
17.500 - 17.999	3	196,938.78	1.77	359	40.28	
Total:	**122**	**11,139,222.77**	**100.00**	**359**	**38.90**	

Minimum: 12.150
Maximum: 17.800
Weighted Average: 14.528

Top

19. MINIMUM RATES OF THE LOANS

MINIMUM RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
6.000 - 6.499	1	99,903.27	0.90	359	34.00	
6.500 - 6.999	8	918,687.78	8.25	359	41.63	
7.000 - 7.499	9	830,427.11	7.45	359	35.60	
7.500 - 7.999	24	2,598,562.53	23.33	359	40.04	
8.000 - 8.499	14	1,324,281.98	11.89	359	35.87	
8.500 - 8.999	27	2,314,674.08	20.78	359	37.93	
9.000 - 9.499	10	829,401.03	7.45	359	40.62	
9.500 - 9.999	15	1,155,823.61	10.38	359	37.22	
10.000 - 10.499	7	489,943.41	4.40	359	42.70	
10.500 - 10.999	2	165,689.14	1.49	359	46.86	
11.000 - 11.499	2	214,890.05	1.93	359	43.72	
11.500 - 11.999	3	196,938.78	1.77	359	40.28	
Total:	**122**	**11,139,222.77**	**100.00**	**359**	**38.90**	

Minimum: 6.150
Maximum: 11.800
Weighted Average: 8.528

Top

20. GROSS MARGINS OF THE LOANS

GROSS MARGINS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA

4.250 - 4.499	1	59,970.48	0.54	359	36.00	
4.750 - 4.999	5	424,459.47	3.81	359	28.97	
5.000 - 5.249	4	488,574.71	4.39	359	42.15	
5.250 - 5.499	7	663,175.55	5.95	359	36.99	
5.500 - 5.749	12	1,172,358.32	10.52	359	40.78	
5.750 - 5.999	7	751,872.19	6.75	359	34.17	
6.000 - 6.249	32	3,072,890.79	27.59	359	40.05	
6.250 - 6.499	29	2,399,492.61	21.54	359	35.41	
6.500 - 6.749	16	1,331,736.76	11.96	359	44.75	
6.750 - 6.999	9	774,691.89	6.95	359	42.06	
Total:	**122**	**11,139,222.77**	**100.00**	**359**	**38.90**	

Minimum: 4.250
Maximum: 6.750
Weighted Average: 5.981

Top

21. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-07	1	191,528.55	1.72	358	25.00	
2007-08	101	8,849,663.17	79.45	359	38.99	
2008-08	20	2,098,031.05	18.83	359	39.79	
Total:	**122**	**11,139,222.77**	**100.00**	**359**	**38.90**	

Top

22. Initial Periodic Rate Cap

Initial Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTED AVERAGE MORTGAGE RATE (%
2.000	122	11,139,222.77	100.00	359	38.90	8.52
Total:	**122**	**11,139,222.77**	**100.00**	**359**	**38.90**	**8.52**

Minimum: 2.000
Maximum: 2.000
Weighted Average: 2.000

Top

23. Regular Periodic Rate Cap

Regular Periodic Rate Cap	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTED AVERAGE MORTGAGE RATE (%
1.000	122	11,139,222.77	100.00	359	38.90	8.52
Total:	**122**	**11,139,222.77**	**100.00**	**359**	**38.90**	**8.52**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

24. AVM

	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL	REMAINING TERM TO	WEIGHTED AVERAGE	WE A MO

AVM	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	BALANCE AS OF THE CUT-OFF DATE	MATURITY (months)	DEBT-TO-INCOME (%)	
Not AVM Insured	218	20,981,041.79	100.00	343	39.00	
Total:	**218**	**20,981,041.79**	**100.00**	**343**	**39.00**	

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
SILENT SECOND LOANS
130 records

Selection Criteria: SILENT SECOND LOANS
Table of Contents

1. Summary Statistics
2. Collateral Type
3. Original Principal Balance of the Loans
4. REMAINING PRINCIPAL BALANCES OF THE LOANS
5. REMAINING MONTHS TO MATURITY OF THE LOANS
6. CURRENT MORTGAGE RATES OF THE LOANS
7. ORIGINAL LOAN-TO-VALUE
8. COMBINED LOAN-TO-VALUE
9. FICO SCORES
10. DEBT TO INCOME RATIO
11. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES
12. OCCUPANCY STATUS OF THE LOANS
13. DOCUMENTATION
14. PURPOSE OF THE LOANS
15. CREDIT GRADE
16. PROPERTY TYPE OF THE LOANS
17. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY
18. CONFORMING BALANCE
19. MAXIMUM RATES OF THE LOANS (ARM Only)
20. MINIMUM RATES OF THE LOANS (ARM Only)
21. GROSS MARGINS OF THE LOANS (ARM Only)
22. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS (ARM Only)
23. Initial Periodic Rate Cap (ARM Only)
24. Regular Periodic Rate Cap (ARM Only)
25. INSAVM
26. Silent Second

1. Summary Statistics

Number of Mortgage Loans: 130
Aggregate Scheduled Principal Balance: 24,540,195.59
Minimum Scheduled Balance: 59,962.51
Maximum Scheduled Balance: 749,413.92
Average Scheduled Balance: 188,770.74
Aggregate Original Principal Balance: 24,556,584.00
Minimum Original Balance: 60,000.00
Maximum Original Balance: 749,999.00
Average Original Balance: 188,896.80

Fully Amortizing Loans: 100.00
1st Lien: 100.00
Weighted Average Gross Coupon: 7.218
Minimum Coupon: 5.750
Maximum Coupon: 11.990
Weighted Average Original Term: 356
Minimum Original Term: 120
Maximum Original Term: 360
Weighted Average Stated Remaining Term: 355
Minimum Remaining Term: 119
Maximum Remaining Term: 360
Weighted Average Margin (ARM only): 5.536
Minimum Margin (ARM Only): 2.750
Maximum Margin (ARM Only): 6.750
Weighted Average Max Rate (ARM Only): 13.201
Minimum Max Rate (ARM Only): 11.750
Maximum Max Rate (ARM Only): 17.990
Weighted Average Min Rate (ARM Only): 7.201
Minimum Min Rate (ARM Only): 5.750
Maximum Min Rate (ARM Only): 11.990
Weighted Average Loan-to-Value: 79.87
Low LTV: 49.83
High LTV: 90.00
Weighted Average Fico: 639
Min FICO: 508
Max FICO: 740
Top 5 States: FL(17%),MA(8%),NJ(7%),CT(7%),WI(6%)

Top

2. Collateral Type

Collateral Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
2Yr/6 Mo Libor	76	14,551,463.54	59.30	359	42.54
2Yr/6 Mo Libor 5 Yr IO	27	5,394,935.00	21.98	359	42.23
3Yr/6 Mo Libor	6	1,172,302.84	4.78	359	43.67
3Yr/6 Mo Libor 5 Yr IO	4	766,610.00	3.12	359	39.62
Fixed	14	2,020,384.21	8.23	311	39.39

Fixed - 5 Yr IO	3	634,500.00	2.59	359	37.88
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**

Top

3. Original Principal Balance of the Loans

Original Principal Balance of the Loans	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)	WEIG AVE DEB IN(
50,000.01 - 100,000.00	23	1,903,231.00	7.75	359	
100,000.01 - 150,000.00	42	5,241,989.00	21.35	354	
150,000.01 - 200,000.00	21	3,641,467.00	14.83	351	
200,000.01 - 250,000.00	14	3,135,423.00	12.77	345	
250,000.01 - 300,000.00	12	3,218,839.00	13.11	359	
300,000.01 - 350,000.00	7	2,248,740.00	9.16	359	
350,000.01 - 400,000.00	4	1,484,000.00	6.04	359	
400,000.01 - 450,000.00	2	868,000.00	3.53	359	
450,000.01 - 500,000.00	1	465,560.00	1.90	359	
500,000.01 - 550,000.00	2	1,047,920.00	4.27	359	
550,000.01 - 600,000.00	1	551,416.00	2.25	359	
700,000.01 - 750,000.00	1	749,999.00	3.05	359	
Total:	**130**	**24,556,584.00**	**100.00**	**355**	

Top

4. REMAINING PRINCIPAL BALANCES OF THE LOANS

REMAINING	NUMBER OF MORTGAGE	PRINCIPAL BALANCE AS OF THE	% OF PRINCIPAL BALANCE	REMAINING TERM TO MATURITY	WEIGHTED AVERAGE DEBT-TO-

PRINCIPAL BALANCES OF THE LOANS	LOANS	CUT-OFF DATE	AS OF THE CUT-OFF DATE	(months)	INCOME (%)
50,000.01 - 100,000.00	23	1,902,228.38	7.75	359	41.14
100,000.01 - 150,000.00	42	5,237,988.15	21.34	354	42.00
150,000.01 - 200,000.00	21	3,638,625.02	14.83	351	41.44
200,000.01 - 250,000.00	14	3,132,965.87	12.77	345	40.36
250,000.01 - 300,000.00	12	3,216,868.61	13.11	359	43.06
300,000.01 - 350,000.00	7	2,247,732.59	9.16	359	41.62
350,000.01 - 400,000.00	4	1,483,047.41	6.04	359	39.99
400,000.01 - 450,000.00	2	868,000.00	3.54	359	42.74
450,000.01 - 500,000.00	1	465,177.63	1.90	359	49.00
500,000.01 - 550,000.00	2	1,047,003.24	4.27	359	36.28
550,000.01 - 600,000.00	1	551,144.77	2.25	359	50.00
700,000.01 - 750,000.00	1	749,413.92	3.05	359	53.00
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**

Top

5. REMAINING MONTHS TO MATURITY OF THE LOANS

REMAINING MONTHS TO MATURITY OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT I
61 - 120	1	104,474.19	0.43	119	41.00	
121 - 180	2	397,227.51	1.62	179	26.65	
301 - 360	127	24,038,493.89	97.96	359	42.31	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

Minimum: 119
Maximum: 360
Weighted Average: 355

Top

6. CURRENT MORTGAGE RATES OF THE LOANS

CURRENT MORTGAGE RATES OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	5	1,346,749.12	5.49	359	46.93	
6.000 - 6.499	17	3,257,934.86	13.28	342	45.43	
6.500 - 6.999	46	9,471,025.11	38.59	359	40.69	
7.000 - 7.499	19	3,564,587.79	14.53	347	41.33	
7.500 - 7.999	19	2,770,758.96	11.29	359	39.45	
8.000 - 8.499	6	1,153,631.90	4.70	359	39.89	
8.500 - 8.999	9	1,367,315.93	5.57	359	40.82	
9.000 - 9.499	2	355,773.27	1.45	359	45.78	
9.500 - 9.999	3	829,265.44	3.38	359	45.96	
10.000 - 10.499	2	166,428.32	0.68	359	51.94	
10.500 - 10.999	1	118,764.47	0.48	355	53.00	
11.500 - 11.999	1	137,960.42	0.56	359	55.00	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

Minimum: 5.750
Maximum: 11.990
Weighted Average: 7.218

Top

7. ORIGINAL LOAN-TO-VALUE

	NUMBER	PRINCIPAL	% OF	REMAINING	WEIGHTED	WEIGH AVER

ORIGINAL LOAN-TO-VALUE	OF MORTGAGE LOANS	BALANCE AS OF THE CUT-OFF DATE	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	TERM TO MATURITY (months)	AVERAGE DEBT-TO-INCOME (%)	MORTG RA
45.01 - 50.00	2	167,091.18	0.68	359	46.92	
60.01 - 65.00	2	227,269.71	0.93	233	46.10	
65.01 - 70.00	2	652,570.93	2.66	359	46.43	
70.01 - 75.00	11	2,300,543.88	9.37	348	49.79	
75.01 - 80.00	91	17,213,614.84	70.14	359	41.34	
80.01 - 85.00	8	1,236,654.33	5.04	359	44.25	
85.01 - 90.00	14	2,742,450.72	11.18	343	37.39	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

8. COMBINED LOAN-TO-VALUE

COMBINED LOAN-TO-VALUE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIG AVE MORT R
75.01 - 80.00	3	352,117.48	1.43	359	49.03	
80.01 - 85.00	3	388,651.53	1.58	359	40.78	
85.01 - 90.00	12	2,828,201.51	11.52	340	48.43	

90.01 - 95.00	6	1,279,949.60	5.22	359	40.47	
95.01 - 100.00	106	19,691,275.47	80.24	357	41.14	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

The loan-to-value ("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

Top

9. FICO SCORES

FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATI (%
500 - 519	3	432,398.30	1.76	359	53.14	9.6
520 - 539	2	149,172.27	0.61	359	42.01	9.2
540 - 559	6	812,152.32	3.31	359	40.38	8.5
560 - 579	2	289,877.80	1.18	357	51.23	9.3
580 - 599	6	751,308.56	3.06	359	39.45	8.8
600 - 619	24	4,691,841.07	19.12	359	42.80	7.1
620 - 639	27	4,782,160.35	19.49	359	40.89	7.3
640 - 659	22	4,424,731.74	18.03	359	43.81	6.7
660 - 679	28	5,865,585.27	23.90	355	41.89	6.7
680 - 699	5	1,085,143.46	4.42	293	34.24	6.8
700 - 719	1	291,653.52	1.19	359	50.00	6.4

720 - 739	3	760,170.93	3.10	359	37.47	7.9
740 - 759	1	204,000.00	0.83	359	46.00	8.4
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	**7.2**

Minimum: 508
Maximum: 740
Weighted Average: 639

Top

10. DEBT TO INCOME RATIO

DEBT TO INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
<= 20.00	3	677,703.18	2.76	296	14.95	
20.01 - 25.00	5	1,294,570.09	5.28	359	23.44	
25.01 - 30.00	9	1,473,109.93	6.00	359	29.03	
30.01 - 35.00	10	1,756,987.27	7.16	359	33.80	
35.01 - 40.00	18	2,857,866.66	11.65	359	37.90	
40.01 - 45.00	28	4,260,362.73	17.36	353	43.03	
45.01 - 50.00	50	10,636,866.98	43.34	356	48.28	
50.01 - 55.00	7	1,582,728.75	6.45	359	53.22	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

Minimum: 13.00
Maximum: 55.00
Weighted Average: 42.05

Top

11. GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES

GEOGRAPHIC DISTRIBUTION OF THE MORTGAGED PROPERTIES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WI A MO
Florida	19	4,117,752.95	16.78	359	41.20	
Massachusetts	8	2,039,662.74	8.31	359	43.04	
New Jersey	8	1,799,983.39	7.33	359	41.80	
Connecticut	9	1,780,785.74	7.26	359	46.33	
Wisconsin	11	1,405,799.00	5.73	341	40.09	
California	3	1,401,413.92	5.71	359	51.02	
New York	4	1,325,172.82	5.40	359	35.89	
Maine	6	1,237,481.38	5.04	324	35.36	
Pennsylvania	9	1,225,107.06	4.99	359	43.34	
Michigan	7	1,078,204.76	4.39	359	34.21	
Illinois	4	982,151.32	4.00	359	48.64	
Maryland	3	773,513.33	3.15	359	41.62	
New Hampshire	3	588,303.65	2.40	359	47.73	
Arizona	3	475,090.78	1.94	359	38.92	
Nevada	2	414,624.11	1.69	290	47.00	
Oregon	3	408,494.29	1.66	359	43.70	
Texas	4	408,482.68	1.66	359	37.53	
Minnesota	2	398,243.11	1.62	359	47.23	
Ohio	3	396,473.16	1.62	359	41.38	
Washington	2	317,645.44	1.29	359	35.16	
Louisiana	2	256,499.95	1.05	359	42.94	
South Carolina	2	252,718.49	1.03	359	48.00	
Indiana	2	215,418.46	0.88	359	35.31	
Colorado	2	182,501.00	0.74	359	46.35	
Georgia	1	158,273.95	0.64	359	49.00	
Vermont	1	141,600.00	0.58	359	23.00	
Mississippi	1	131,911.25	0.54	359	29.00	
North Carolina	1	123,915.95	0.50	359	47.00	

Alabama	1	118,764.47	0.48	355	53.00
Utah	1	118,400.00	0.48	359	42.00
Tennessee	1	110,320.00	0.45	359	40.00
Oklahoma	1	95,523.93	0.39	359	49.00
Kentucky	1	59,962.51	0.24	359	31.00
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**

Top

12. OCCUPANCY STATUS OF THE LOANS

OCCUPANCY STATUS OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Owner Occ	128	23,905,902.20	97.42	355	42.22	
Non-Owner	1	323,793.39	1.32	359	35.00	
Second Home	1	310,500.00	1.27	359	37.00	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

Top

13. DOCUMENTATION

DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)
Full Docs	98	17,459,427.23	71.15	353	42.80
Limited Doc	27	5,812,861.03	23.69	359	39.63

Stated Doc	5	1,267,907.33	5.17	359	42.89
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**

Top

14. PURPOSE OF THE LOANS

PURPOSE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
Purchase	89	17,334,124.59	70.64	359	41.15	
Refi-Cash Out	37	6,649,465.15	27.10	344	44.08	
Refi-No Cashout	4	556,605.85	2.27	359	45.89	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

Top

15. CREDIT GRADE

CREDIT GRADE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAG MORTGAG RATE (%
2A	6	770,479.59	3.14	359	35.49	8.2
3A	25	4,923,714.08	20.06	359	42.20	7.2
4A	24	3,969,980.29	16.18	359	38.87	6.9
5A	21	4,154,953.50	16.93	359	45.09	6.7
6A	27	5,633,712.26	22.96	355	42.38	6.6
7A	6	1,376,796.98	5.61	307	37.58	6.7

8A	4	964,170.93	3.93	359	39.28	8.0
A	5	1,065,296.01	4.34	359	46.30	8.6
B	8	1,188,727.47	4.84	359	43.64	9.2
C	4	492,364.48	2.01	359	52.15	9.5
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	**7.2**

Top

16. PROPERTY TYPE OF THE LOANS

PROPERTY TYPE OF THE LOANS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG R
Sfr	107	20,803,777.93	84.77	354	41.66	
Condo	9	1,775,801.18	7.24	359	44.72	
Pud	5	880,713.38	3.59	359	44.86	
Sfr-Attach	3	520,448.21	2.12	359	50.17	
Manu/Mobil	4	358,023.11	1.46	359	38.86	
Pud-Attach	1	137,476.96	0.56	359	31.00	
2-4 Units	1	63,954.82	0.26	359	34.00	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

Top

17. ORIGINAL TERM TO EXPIRATION OF PREPAYMENT PENALTY

ORIGINAL TERM TO EXPIRATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-	% OF PRINCIPAL BALANCE AS OF	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME	WE A MOI

OF PREPAYMENT PENALTY		OFF DATE	THE CUT-OFF DATE		(%)	
0	101	19,577,716.41	79.78	359	41.78	
36	29	4,962,479.18	20.22	339	43.14	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

Top

18. CONFORMING BALANCE

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WE A' MOI
Conforming	120	19,728,147.38	80.39	354	41.79	
Non-Conforming	10	4,812,048.21	19.61	359	43.14	
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	

Top

19. MAXIMUM RATES OF THE LOANS (ARM Only)

MAXIMUM RATES OF THE LOANS (ARM Only)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
11.500 - 11.999	5	1,346,749.12	6.15	359	46.93	
12.000 - 12.499	14	2,868,119.38	13.11	359	45.52	
12.500 - 12.999	44	9,028,739.38	41.25	359	40.98	
13.000 - 13.499	12	2,364,909.31	10.81	359	43.17	

13.500 - 13.999	17	2,463,347.71	11.26	359	39.76	
14.000 - 14.499	6	1,153,631.90	5.27	359	39.89	
14.500 - 14.999	8	1,218,050.98	5.57	359	41.29	
15.000 - 15.499	2	355,773.27	1.63	359	45.78	
15.500 - 15.999	3	829,265.44	3.79	359	45.96	
16.500 - 16.999	1	118,764.47	0.54	355	53.00	
17.500 - 17.999	1	137,960.42	0.63	359	55.00	
Total:	**113**	**21,885,311.38**	**100.00**	**359**	**42.42**	

Minimum: 11.750
Maximum: 17.990
Weighted Average: 13.201

Top

20. MINIMUM RATES OF THE LOANS (ARM Only)

MINIMUM RATES OF THE LOANS (ARM Only)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI(AVI MORT
5.500 - 5.999	5	1,346,749.12	6.15	359	46.93	
6.000 - 6.499	14	2,868,119.38	13.11	359	45.52	
6.500 - 6.999	44	9,028,739.38	41.25	359	40.98	
7.000 - 7.499	12	2,364,909.31	10.81	359	43.17	
7.500 - 7.999	17	2,463,347.71	11.26	359	39.76	
8.000 - 8.499	6	1,153,631.90	5.27	359	39.89	
8.500 - 8.999	8	1,218,050.98	5.57	359	41.29	
9.000 - 9.499	2	355,773.27	1.63	359	45.78	
9.500 - 9.999	3	829,265.44	3.79	359	45.96	
10.500 - 10.999	1	118,764.47	0.54	355	53.00	
11.500 - 11.999	1	137,960.42	0.63	359	55.00	
Total:	**113**	**21,885,311.38**	**100.00**	**359**	**42.42**	

Minimum: 5.750
Maximum: 11.990
Weighted Average: 7.201

Top

21. GROSS MARGINS OF THE LOANS (ARM Only)

GROSS MARGINS OF THE LOANS (ARM Only)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGH AVER MORTG RA
2.750 - 2.999	2	634,293.39	2.90	359	35.98	
4.250 - 4.499	2	631,088.87	2.88	359	50.00	
4.750 - 4.999	1	204,000.00	0.93	359	46.00	
5.000 - 5.249	4	979,569.47	4.48	359	42.01	
5.250 - 5.499	25	5,318,825.35	24.30	359	42.50	
5.500 - 5.749	18	3,646,435.98	16.66	359	43.22	
5.750 - 5.999	21	3,536,931.70	16.16	359	39.16	
6.000 - 6.249	26	4,981,898.21	22.76	359	42.70	
6.250 - 6.499	6	874,576.56	4.00	359	41.20	
6.500 - 6.749	6	739,003.38	3.38	358	47.07	
6.750 - 6.999	2	338,688.47	1.55	359	52.63	
Total:	**113**	**21,885,311.38**	**100.00**	**359**	**42.42**	

Minimum: 2.750
Maximum: 6.750
Weighted Average: 5.536

Top

22. MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS (ARM Only)

MONTHS OF NEXT RATE ADJUSTMENT OF THE LOANS (ARM Only)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEI AV MOR
2007-04	1	118,764.47	0.54	355	53.00	
2007-07	1	96,000.00	0.44	358	41.00	
2007-08	100	19,656,258.07	89.81	359	42.39	
2007-09	1	75,376.00	0.34	360	44.00	
2008-07	1	141,790.00	0.65	358	49.00	
2008-08	9	1,797,122.84	8.21	359	41.52	
Total:	**113**	**21,885,311.38**	**100.00**	**359**	**42.42**	

Top

23. Initial Periodic Rate Cap (ARM Only)

Initial Periodic Rate Cap (ARM Only)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
2.000	113	21,885,311.38	100.00	359	42.42	7.20
Total:	**113**	**21,885,311.38**	**100.00**	**359**	**42.42**	**7.20**

Minimum: 2.000
Maximum: 2.000
Weighted Average: 2.000

Top

24. Regular Periodic Rate Cap (ARM Only)

Regular Periodic Rate Cap (ARM Only)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTEI AVERAGI MORTGAGI RATE: (%
1.000	113	21,885,311.38	100.00	359	42.42	7.20
Total:	**113**	**21,885,311.38**	**100.00**	**359**	**42.42**	**7.20**

Minimum: 1.000
Maximum: 1.000
Weighted Average: 1.000

Top

25. INSAVM

INSAVM	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	WEIGHTED AVERAGE DEBT-TO-INCOME (%)	WEIGHTE AVERAC MORTGAC RATI ('
N	123	23,262,615.49	94.79	355	41.77	7.2
Y	7	1,277,580.10	5.21	359	47.24	7.0
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	**7.2**

Top

26. Silent Second

	NUMBER OF	PRINCIPAL BALANCE	% OF PRINCIPAL BALANCE	REMAINING TERM TO	WEIGHTED AVERAGE DEBT-TO-	WEIGHTED AVERAGE MORTGAGE

Silent Second	MORTGAGE LOANS	AS OF THE CUT-OFF DATE	AS OF THE CUT-OFF DATE	MATURITY (months)	INCOME (%)	RATES (%)
Y	130	24,540,195.59	100.00	355	42.05	7.218
Total:	**130**	**24,540,195.59**	**100.00**	**355**	**42.05**	**7.218**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.

Asset Backed Securities Portfolio Analysis
Ameriquest
R8
All records
7,967 records

Selection Criteria: All records
Table of Contents

1. FICO
2. LTV
3. DTI
4. Occupancy
5. WAC
6. DocType
7. Manufactured Housing
8. Lien
9. Remaining Balance
10. State
11. Top 10 Loans
12. Grade
13. Top 10 Cities

1. FICO

FICO	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FICO (581 and above)	(be
581 >=	5267	648	80.11	1,001,489,609.44	7.182	0.00	0.00	0.00	0.00	100.00	[illegible]
561 - 580	809	570	76.46	131,768,044.71	8.213	0.00	0.00	0.00	100.00	0.00	[illegible]
541 - 560	765	552	75.61	119,221,974.88	8.587	0.00	0.00	100.00	0.00	0.00	[illegible]
521 - 540	683	530	71.53	102,895,598.92	9.085	0.00	100.00	0.00	0.00	0.00	[illegible]
<= 520	443	510	67.62	60,816,130.90	9.097	100.00	0.00	0.00	0.00	0.00	1(
Total:	**7967**	**618**	**78.23**	**1,416,191,358.85**	**7.617**	**4.29**	**7.27**	**8.42**	**9.30**	**70.72**	**(**

Top

2. LTV

LTV	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FICO (581 and above)
<= 80.00	4335	601	69.45	722,676,354.86	7.712	8.26	11.38	10.45	10.89	59.02
80.01 - 85.00	1225	615	83.61	233,079,614.38	7.657	0.47	8.81	8.79	9.23	72.69
85.01 - 90.00	2322	645	89.13	445,125,048.34	7.447	0.00	0.02	5.19	7.09	87.69
90.01 - 95.00	85	706	93.87	15,310,341.27	7.447	0.00	0.00	0.64	0.00	99.36
Total:	**7967**	**618**	**78.23**	**1,416,191,358.85**	**7.617**	**4.29**	**7.27**	**8.42**	**9.30**	**70.72**

Top

3. DTI

DTI	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FIC (58 an above
<= 39.999	3264	623	77.08	540,873,112.74	7.485	4.23	5.92	8.25	8.71	72.9
40.000 - 44.999	1369	621	78.57	241,906,566.53	7.616	3.58	5.25	8.65	10.24	72.2
45.000 - 49.999	2256	623	79.76	432,854,107.37	7.545	2.51	5.43	7.44	10.03	74.5
50.000 - 54.999	940	600	78.21	176,087,621.18	8.011	7.54	14.67	10.21	8.30	59.2
55.000 >=	138	553	73.39	24,469,951.03	8.975	21.13	36.12	14.23	7.58	20.9
Total:	**7967**	**618**	**78.23**	**1,416,191,358.85**	**7.617**	**4.29**	**7.27**	**8.42**	**9.30**	**70.7**

Top

4. Occupancy

Occupancy	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FICO (581 and above)
Non-Owner	178	642	79.37	23,450,937.30	8.410	2.28	4.11	2.47	5.92	85.22
Owner Occ	7729	618	78.20	1,383,809,438.99	7.602	4.35	7.33	8.56	9.38	70.37

Second Home	60	650	80.81	8,930,982.56	7.831	0.67	4.82	2.05	6.82	85.65
Total:	**7967**	**618**	**78.23**	**1,416,191,358.85**	**7.617**	**4.29**	**7.27**	**8.42**	**9.30**	**70.72**

Top

5. WAC

WAC	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FIC (58 an abov
<= 6.999	2632	657	79.21	596,960,259.15	6.490	0.00	0.05	2.67	4.82	92.4
7.000 - 7.999	2181	612	78.52	374,926,145.88	7.539	2.32	5.04	7.47	9.81	75.3
8.000 - 8.999	1598	580	76.90	242,861,709.13	8.549	10.63	14.32	15.68	15.33	44.0
9.000 - 9.999	932	567	75.88	126,017,703.29	9.537	12.59	23.78	16.85	13.82	32.9
10.000 - 10.999	455	559	77.14	56,768,667.14	10.416	13.31	26.14	20.51	14.92	25.1
11.000 >=	169	557	77.93	18,656,874.26	11.628	15.40	22.15	23.22	16.69	22.5
Total:	**7967**	**618**	**78.23**	**1,416,191,358.85**	**7.617**	**4.29**	**7.27**	**8.42**	**9.30**	**70.7**

Top

6. DocType

DocType	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FICO (581 and above)
Full Docs	6103	621	78.99	1,082,558,002.67	7.483	4.26	6.82	8.23	9.09	71.60
Limited Doc	1123	607	78.10	196,727,298.20	7.828	4.60	9.49	9.35	9.93	66.64
Stated Doc	741	617	72.42	136,906,057.98	8.369	4.09	7.64	8.55	10.14	69.59
Total:	**7967**	**618**	**78.23**	**1,416,191,358.85**	**7.617**	**4.29**	**7.27**	**8.42**	**9.30**	**70.72**

Top

7. Manufactured Housing

Manufactured Housing	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	F ab
Manufactured Housing	218	631	70.14	20,981,041.79	8.163	3.13	5.17	7.18	8.72	[illegible]
Total:	**218**	**631**	**70.14**	**20,981,041.79**	**8.163**	**3.13**	**5.17**	**7.18**	**8.72**	[illegible]

Top

8. Lien

Lien	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FICO (581 and above)	LTV (85% and below)
1	7967	618	78.23	1,416,191,358.85	7.617	4.29	7.27	8.42	9.30	70.72	67.49
Total:	**7967**	**618**	**78.23**	**1,416,191,358.85**	**7.617**	**4.29**	**7.27**	**8.42**	**9.30**	**70.72**	**67.49**

Top

9. Remaining Balance

Remaining Balance	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FICO (581 and above)	L (8 a bel
<100K	2021	599	72.65	158,239,129.72	8.626	7.82	10.52	11.95	12.25	57.47	79
>650K	34	647	76.91	24,319,778.99	6.901	0.00	2.75	3.08	2.81	91.35	97
Total:	**2055**	**605**	**73.22**	**182,558,908.71**	**8.397**	**6.78**	**9.49**	**10.77**	**10.99**	**61.98**	**82**

Top

10. State

State	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FICO (581 and above)	LT (85° an belov
Ohio	270	615	82.84	31,943,181.19	7.750	3.28	4.60	11.86	8.09	72.16	53.(
Nevada	98	617	75.97	20,018,323.84	7.350	5.04	5.80	6.30	12.78	70.08	82.4
North CA	319	633	75.15	88,726,948.98	6.970	3.64	5.93	3.54	8.19	78.70	74.9
North CA	512	630	75.41	141,969,963.57	6.995	1.37	4.87	6.04	6.68	81.05	80.2
Total:	**1199**	**628**	**76.21**	**282,658,417.58**	**7.097**	**2.56**	**5.24**	**5.93**	**7.75**	**78.53**	**75.6**

Top

11. Top 10 Loans

Top 10 Loans	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FICO (581 and above)	LTV (85% and below)	(9
749,000	1	666	79.68	749,000.00	6.250	0.00	0.00	0.00	0.00	100.00	100.00	
749,056	1	589	44.73	749,055.79	6.550	0.00	0.00	0.00	0.00	100.00	100.00	
749,090	1	582	66.05	749,089.51	7.100	0.00	0.00	0.00	0.00	100.00	100.00	
749,328	1	699	57.69	749,327.54	6.550	0.00	0.00	0.00	0.00	100.00	100.00	
749,414	1	676	75.00	749,413.92	7.250	0.00	0.00	0.00	0.00	100.00	100.00	
749,511	1	553	79.79	749,510.88	8.150	0.00	0.00	100.00	0.00	0.00	100.00	
749,999	1	770	84.27	749,999.00	8.450	0.00	0.00	0.00	0.00	100.00	100.00	
750,000	1	651	78.95	750,000.00	7.550	0.00	0.00	0.00	0.00	100.00	100.00	
825,000	1	703	80.10	825,000.00	6.650	0.00	0.00	0.00	0.00	100.00	100.00	
892,000	1	646	80.00	892,000.00	6.750	0.00	0.00	0.00	0.00	100.00	100.00	
Total:	**10**	**654**	**72.84**	**7,712,396.64**	**7.114**	**0.00**	**0.00**	**9.72**	**0.00**	**90.28**	**100.00**	

Top

12. Grade

Grade	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)	FICO (581 and above)	LTV (85% and below)
2A	909	605	79.47	155,993,982.69	7.706	0.00	0.00	0.00	3.15	96.85	64.3
3A	672	614	79.35	120,863,125.32	7.463	0.00	0.00	0.00	0.00	100.00	70.51
4A	842	632	80.53	161,980,338.91	7.199	0.00	0.00	0.00	0.00	100.00	55.8
5A	867	649	80.24	173,824,037.98	6.913	0.00	0.00	0.00	0.00	100.00	57.5
6A	645	669	80.42	134,327,271.72	6.684	0.00	0.00	0.00	0.00	100.00	57.0
7A	270	692	82.10	57,830,353.86	6.917	0.00	0.00	0.00	0.00	100.00	49.0
8A	543	749	83.15	113,933,506.54	6.375	0.00	0.00	0.00	0.00	100.00	38.6
A	1324	573	77.95	223,740,663.97	8.074	0.00	0.00	29.98	48.08	21.94	70.64
B	1012	549	73.65	146,735,525.79	9.067	2.43	51.69	23.69	7.01	15.19	99.3
C	752	540	69.01	109,331,468.05	9.044	44.13	19.39	13.66	8.14	14.67	99.7
D	131	523	56.63	17,631,084.02	9.373	51.08	33.19	13.87	0.56	1.30	100.0
Total:	**7967**	**618**	**78.23**	**1,416,191,358.85**	**7.617**	**4.29**	**7.27**	**8.42**	**9.30**	**70.72**	**67.4**

Top

13. Top 10 Cities

Top 10 Cities	Count	WA FICO	WA LTV	$ Loan Amount	WAC	% FICO (520 and below)	% FICO (521 to 540)	% FICO (541 to 560)	% FICO (561 to 580)
CHICAGO	97	603	75.48	15,349,453.45	8.966	5.54	13.16	11.04	8.2
MIAMI	78	610	74.16	14,667,391.56	7.395	11.25	6.00	5.94	7.4
LAS VEGAS	61	624	75.54	12,473,344.13	7.257	4.49	6.91	4.04	12.0
BROOKLYN	40	620	71.24	10,336,833.99	7.882	4.54	10.62	12.19	14.6
JACKSONVILLE	80	608	81.63	10,140,237.96	7.825	8.52	9.77	3.70	15.2
LOS ANGELES	33	642	75.40	9,809,761.65	6.956	0.00	1.57	0.00	2.6
PHOENIX	58	611	81.86	9,422,225.86	7.631	1.11	3.40	7.73	13.3
PHILADELPHIA	85	593	77.34	9,249,268.43	8.202	6.80	10.10	15.96	14.3
ORLANDO	53	614	82.09	8,904,781.23	7.488	3.26	8.25	8.14	10.34

FORT LAUDERDALE	52	601	76.27	8,304,063.33	7.826	4.91	19.98	6.29	9.77
Other	7330	619	78.35	1,307,533,997.26	7.603	4.21	7.13	8.49	9.20
Total:	**7967**	**618**	**78.23**	**1,416,191,358.85**	**7.617**	**4.29**	**7.27**	**8.42**	**9.30**

Top

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitment, a solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicative terms shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is important that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that could apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additional assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses or assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notice. The information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or warrant its accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, interested parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them. Each person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials and should consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers of the securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may be affected by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured product should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in making such a purchase.